Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: October 21, 2014

INFORMATION DOCUMENT

relating to the

CROSS-BORDER MERGER OF GTECH S.P.A.

WITH AND INTO GEORGIA WORLDWIDE PLC

The official version of the Information Document in Italian, prepared on a voluntary basis in accordance with Article 70, paragraph 6, of CONSOB Regulation no. 11971 of May 14, 1999 as subsequently amended, has been made available on October 20, 2014. This translation of the Information Document is provided for convenience purposes only.

GTECH S.p.A. — Registered Office: Rome, Viale del Campo Boario 56/D (Italy) — Share Capital: Euro 174,951,075.00 — Companies’ Register of Rome/Tax code no. 08028081001 — Subject to direction and coordination activity by De Agostini S.p.A.

GTECH S.p.A. has exercised the option to waive the obligation to publish an information document for material mergers/demergers and acquisitions/divestments, as permitted by Article 70, paragraph 8, and Article 71, paragraph 1-bis, of the CONSOB Regulation no. 11971 of May 14, 1999 as subsequently amended (“Issuers’ Regulation”) (so-called “opt-out”).

However, given the significance of the transaction described herein, GTECH S.p.A. considered it advisable to provide adequate information to shareholders through the publication of an information document before the extraordinary shareholders’ meeting called to approve the merger by absorption of GTECH S.p.A. with and into Georgia Worldwide PLC.

This information document has been prepared, on a voluntary basis, in accordance with the scheme for material merger transactions provided by Article 70, paragraph 6, of Issuers’ Regulation, taking into account also the wider transaction involving the acquisition of International Game Technology, of which the merger is a part.

Pursuant to Article 6 of the CONSOB Regulation no. 17211 of March 12, 2010, as subsequently amended (“Regulation 17221/2010”), Georgia Worldwide PLC is a related party of GTECH S.p.A., being controlled by the latter. As communicated to the market on 16 July 2014, the execution of the Merger Agreement (as defined below) and the merger between GTECH S.p.A. and Georgia Worldwide PLC are not subject to the procedures for related party transactions by virtue of the exemption set forth in Article 14 of the Regulation 17221/2010 and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 (as amended) and published on the website www.gtech.com. Therefore, GTECH S.p.A. will not publish an information document for related party transactions as provided by Article 5 of the Regulation 17221/2010.

Disclaimer

This Information Document has been prepared in accordance with Italian law and may not be published or distributed in any other jurisdiction, either directly or indirectly, and in particular in Australia, Japan, Canada or the United States of America or in any other jurisdiction in which issue of the securities described in this Information Document, or their offer to investors resident in those countries, is not permitted without specific authorization from the relevant authorities. The publication or distribution of this Information Document in a jurisdiction other than Italy can be subject to specific regulations and restrictions. Any person coming to have a copy of this Information Document is required to preliminarily verify the existence of such regulations and restrictions and comply with them.

Forward-looking statements

This Information Document contains forward-looking statements concerning the business of GTECH S.p.A., International Game Technology and, following completion of the transactions, of Georgia Worldwide PLC. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management, as well as assumptions made by, and information currently available to, such management. These forward-looking statements are subject to various risks and uncertainties, which are outside the control of the companies involved in the transaction. Therefore, you should not place undue reliance on such statements. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including, without limitation: failure to obtain authorizations, consents or shareholders’ approvals, changes in general economic conditions, economic growth and other changes in business conditions, changes in regulation and governmental environment (in Italy or abroad), and many other factors, most of which are outside of the control of the companies party to the transaction.

SELECTED CONSOLIDATED PRO FORMA INFORMATION AND PRO FORMA PER SHARE INDICATORS OF THE ISSUER (GTECH S.P.A.) AND GEORGIA WORLDWIDE PLC AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2014

Consolidated Income Statement

	Six months ended June 30, 2014
(in € million, unless otherwise specified)	Unaudited GTECH IFRS Historical	Pro forma adjustments	Unaudited UKCo IFRS Pro Forma
Total revenue	1,532.3	769.5	2,301.8
Operating income	336.9	(10.6)	326.3
Income before income tax expense	249.4	(149.1)	100.3
Net income attributable to owners of the parent	135.8	(80.4)	55.4
Net income attributable to non controlling interest	11.4	—	11.4
Earnings per share (in €)

- basic	0.78	(0.48)	0.30

- diluted	0.78	(0.48)	0.30

Consolidated Statement of Financial Position

	At June 30, 2014
(in € million)	Unaudited GTECH IFRS Historical	Pro forma adjustments	Unaudited UKCo IFRS Pro Forma
Non-current assets	5,393.8	5,837.2	11,231.0
Current assets	1,499.0	956.1	2,455.1
Total assets	6,892.8	6,793.3	13,686.1

Equity attributable to owners of the parent	2,226.0	(91.6)	2,134.4
Non-controlling interests	279.7	—	279.7
Total equity	2,505.7	(91.6)	2,414.1

Non-current liabilities	2,926.2	6,000.1	8,926.3
Current liabilities	1,460.9	884.8	2,345.7
Total liabilities	4,387.1	6,884.9	11,272.0
Total equity and liabilities	6,892.8	6,793.3	13,686.1

		2.1.2.8	Material tax consequences of the Transaction	86
	2.1.3.	Shareholders’ structure estimate of UKCo subsequent to the completion of the Transaction		100
	2.1.4.	Effects of the Transaction on shareholders’ agreements		102
2.2.	RATIONALE AND PURPOSE OF THE TRANSACTION			102
	2.2.1.	Rationale of the Transaction specifically regarding the GTECH’s operational objectives		102
	2.2.2.	Programs developed by GTECH specifically with regard to industrial prospects and possible restructuring and/or reorganizations		103
2.3.	PUBLICLY AVAILABLE DOCUMENTS			104
3. SIGNIFICANT EFFECTS OF THE TRANSACTION				106
3.1.	SIGNIFICANT EFFECTS OF THE TRANSACTION ON THE GTECH GROUP AND ITS BUSINESS ACTIVITIES			106
3.2.	IMPACTS OF THE TRANSACTION ON THE STRATEGIC GUIDELINES CONCERNING COMMERCIAL AND FINANCIAL TRANSACTIONS AND CENTRALIZED SERVICES EXCHANGED BY GTECH GROUP COMPANIES			107
4. INCOME STATEMENT, FINANCIAL POSITION AND CASH FLOW DATA OF GTECH AND IGT				108
4.1	CONSOLIDATED FINANCIAL STATEMENTS OF THE GTECH GROUP			108
	4.1.1	Consolidated financial statements for the years ended December 31, 2013 and 2012 and interim consolidated financial statements for the six months ended June 30, 2014		108
		4.1.1.1	Analysis of the main changes in the statement of financial position that occurred between December 31, 2013 and June 30, 2014	115
		4.1.1.2	Analysis of the main changes in the statement of financial position that occurred between December 31, 2012 and December 31, 2013	116
		4.1.1.3	Analysis of the main variances in the income statement between the six months ended June 30, 2013 and the six months ended June 30, 2014	117
		4.1.1.4	Analysis of the main variances in the income statement between the year ended December 31, 2012 and the year ended December 31, 2013	120
		4.1.1.5	Analysis of the main variances that occurred in key components of the statement of cash flows for the six months ended June 30, 2014	122
		4.1.1.6	Analysis of the main variances that occurred in key components of the statement of cash flows for the year ended December 31, 2013	123
4.2	CONSOLIDATED FINANCIAL STATEMENTS OF THE IGT GROUP			124
	4.2.1	Consolidated financial statements for the fiscal years ended September 30, 2013 and 2012 and condensed interim financial statements for the six months ended March 31, 2014		124
		4.2.1.1	Analysis of the main changes in the statement of financial position that occurred between September 30, 2013, and March 31, 2014	131
		4.2.1.2	Analysis of the main changes in the statement of financial position that occurred between September 30, 2012 and September 30, 2013	131
		4.2.1.3	Analysis of the main changes in the income statement that occurred between the six months ended March 31, 2013 and the six months ended March 31, 2014	132
		4.2.1.4	Analysis of the main changes in the income statement that occurred between the fiscal year ended September 30, 2012 and the fiscal year ended September 30, 2013	134

		4.2.1.5	Analysis of the main changes that occurred in key components of the statement of cash flows between the six months ended March 31, 2013 and the six months ended March 31, 2014	136
		4.2.1.6	Analysis of the main changes that occurred in key components of the statement of cash flows for the years ended September 30, 2013 and September 30, 2012	137
	4.2.2	Main differences between US GAAP and IFRSs applicable to the Group		137
5. UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION GEORGIA WORLDWIDE PLC				139
5.1	GEORGIA WORLDWIDE PLC UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT JUNE 30, 2014 AND UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS THEN ENDED			139
5.2	PER SHARE INDICATORS			161
6. OUTLOOK FOR UKCO AND GTECH GROUP				162
6.1.	OVERVIEW OF PERFORMANCE OF UKCO AND GTECH SUBSEQUENTLY THE END OF THE FINANCIAL PERIOD OF THE LAST FINANCIAL STATEMENT PUBLISHED			162
6.2.	DEVELOPMENT TO BE EXPECTED FOR THE CURRENT YEAR			162
6.3.	ESTIMATES AND PROJECTIONS			162
6.4.	REPORT OF THE INDEPENDENT AUDITOR ON THE ESTIMATES AND PROJECTIONS			162
ANNEXES				163

DEFINITIONS

Capitalized terms used but not expressly defined in this Information Document have the meanings assigned to them in the following definitions.

“B&D Holding”	B&D Holding di Marco Drago e C. S.a.p.A., with registered office in Via G. da Verrazano 15, Novara (Italy).

“Borsa Italiana”	Borsa Italiana S.p.A., with registered office in Piazza degli Affari 6, Milan (Italy).

“Closing Date”	The date on which the Transaction will be completed pursuant to the Merger Agreement.

“CONSOB”	The Italian authority for issuers and financial markets (Commissione Nazionale per le Società e la Borsa), with head office in Via G.B. Martini 3, Rome (Italy).

“Companies”	Jointly, GTECH and IGT.

“De Agostini”	De Agostini S.p.A., with registered office in Via G. da Verrazano 15, Novara (Italy).

“DeA Shareholders”	Jointly, De Agostini and DeA Partecipazioni S.p.A., with registered office in Via G. da Verrazano 15, Novara (Italy).

“Decree 108/08”

The Legislative Decree no. 108 of May 30, 2008, as amended, implementing in Italy the Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies.

“DTC”	Depository Trust & Clearing Corporation, with registered office in 55 Water Street, New York (USA).

“Entitled Shareholders”

Shareholders of UKCo who, after maintaining ownership of UKCo Ordinary Shares for a continuous period of three years, subject to the terms and conditions specified in the Post-GTECH Merger Articles and in the Loyalty Plan, may elect to receive the right to direct the exercise of votes attaching to an equal number of Special Voting Shares.

“Exchange Ratio”	The exchange ratio determined by the board of directors of each of GTECH and UKCo in connection with the GTECH Merger, as better described in this Information Document.

“Expert Report”

The report relating to the Exchange Ratio issued by Grant Thornton UK LLP, as independent expert appointed in the United Kingdom upon joint request of GTECH and UKCo to the High Court of England and Wales pursuant to Regulation 9 of the UK Regulation and Article 9 of the Decree 108/08.

“Expert”	Grant Thornton UK LLP.

“Gaming Approvals”	The authorizations required under gaming laws, as defined in the Merger Agreement.

“Georgia US”	Georgia Worldwide Corporation, with office in 10 Memorial Boulevard, Providence, Rhode Island (USA).

“GTECH Group” or “Group”	The group of companies consisting of GTECH and the companies controlled by GTECH pursuant to Article 2359 of the Italian Civil Code and Article 93 of the Italian Financial Act.

“GTECH Merger Effective Date”	The date starting from which the GTECH Merger will be effective, which shall be fixed by the High Court of England and Wales, with its order as competent English authority.

“GTECH Merger Terms”

The common cross-border merger terms relating to the GTECH Merger, drafted in accordance with Article 6 of the Decree 108/08 and Article 7 of the UK Regulation and approved by the board of directors of each of GTECH and UKCo on October 1, 2014.

“GTECH Merger”	The cross-border merger by absorption of GTECH with and into UKCo.

“GTECH Share Trading Price”

The average of the volume-weighted average prices, rounded to four decimal points, of ordinary shares of GTECH on the MTA (converted to the US$ equivalent calculated at the end of each trading day) for 10 randomly selected trading days within the period of 20 consecutive trading days ending on (and including) the second full trading day prior to the IGT Merger Effective Time.

“GTECH” or “Issuer”	GTECH S.p.A., with registered office in Viale del Campo Boario 56/D, Rome (Italy).

“IGT Consideration”	The consideration, partly in cash and partly in UKCo Ordinary Shares, which will be paid to IGT shareholders for each IGT share held by them, as described herein.

“IGT Group”	The group of companies consisting of IGT and its subsidiaries.

“IGT Merger Effective Date”	The date on which the articles of merger relating to the IGT Merger will be filed with the Secretary of State of the State of Nevada, as provided by the Nevada Revised Statutes.

“IGT Merger”

The merger under the laws of Nevada between Georgia US and IGT, pursuant to which Georgia US will merge with and into IGT and each outstanding share of common stock of IGT will be converted into the right to receive the IGT Consideration.

“IGT”	International Game Technology, with registered office in 6355, Buffalo Drive, Las Vegas, Nevada (USA).

“Information Document”	This information document.

“International Financial Reporting Standards” or “IFRS”

The International Financial Reporting Standards issued by the International Accounting Standards Board and adopted by the European Union — including all the interpretations adopted by the IFRS Interpretations Committee.

“Issuers’ Regulation”	The regulation adopted by CONSOB with resolution no. 11971 of May 14, 1999, as amended.

“Italian Civil Code”	The Italian Civil Code adopted with the Royal Decree no. 262 of March 16, 1942, as subsequently amended.

“Italian Financial Act”	The Legislative Decree no. 58 of February 24, 1998, as amended.

“Italian Reorganization”	The reorganization of GTECH’s Italian business that will be implemented prior to the completion of the GTECH Merger, as described herein.

“Loyalty Plan”	The loyalty scheme for UKCo shareholders relating to the Special Voting Shares.

“Merger Agreement”	The Agreement and Plan of Merger executed on 15 July 2014 by and between GTECH, UKCo, GTECH Corporation, Georgia US and IGT, as amended on September 23, 2014.

“Mergers” or “Transaction”	Jointly, the GTECH Merger and the IGT Merger.

“MTA”	The Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A.

“Nominee”	The nominee which will be allotted the Special Voting Shares in accordance with the provisions of the Post-GTECH Merger Articles and the Loyalty Plan.

“NYSE”	The New York Stock Exchange.

“Post-GTECH Merger Articles”	The articles of association to be adopted by UKCo on the GTECH Merger Effective Date.

“Registration Statement”	The registration statement on Form F-4, together with any amendments, filed with the SEC.

“SEC”	The United States Securities and Exchange Commission.

“Securities Act”	The Securities Act of 1933, as subsequently amended.

“Special Voting Shares”	The special voting shares with a nominal value of US$0.000001 each issued by UKCo to the Nominee under the Post-GTECH Merger Articles and the Loyalty Plan.

“Sterling Shareholder”	Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited), holding, pursuant to an administration agreement, 50,000 sterling non-voting shares with a nominal value of £1.00 each issued by UKCo.

“Subscriber Share”	The sole ordinary share of UKCo having voting rights before the completion of the GTECH Merger, with a nominal value of £1.00 and held by GTECH.

“Support Agreement”	The agreement signed on July 15, 2014 by DeA Shareholders and IGT, providing for certain provisions aimed at the implementation of the Transaction.

“UK Companies Act”	The UK Companies Act of 2006, as amended.

“UK Regulation”

The Companies (Cross-Border Mergers) Regulations of 2007, as amended, implementing in the United Kingdom the Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies.

“UKCo”	Georgia Worldwide PLC, with registered office in 11 Old Jewry, 6th Floor, London, EC2R 8DU (United Kingdom).

“UKCo Group”	The group of companies consisting of UKCo and its subsidiaries, following the completion of the Transaction.

“UKCo Ordinary Shares”

The ordinary shares of UKCo with a nominal value of US$0.10 each, which will be allotted and issued by UKCo to GTECH shareholders and IGT shareholders in exchange for the respective GTECH and IGT shares on the basis of the Exchange Ratio of the GTECH Merger and the IGT Consideration, respectively.

“US GAAP”	United States Generally Accepted Accounting Principles

“Voting Agreement”

The agreement signed on July 15, 2014 by DeA Shareholders and IGT, providing, inter alia, for certain provisions relating to the corporate governance of UKCo following the completion of the Transaction.

SUMMARY

Introduction

This information document (the “Information Document”) has been prepared by GTECH S.p.A. (GTECH) on a voluntary basis in accordance with the scheme provided by Article 70, paragraph 6, of the regulation on issuers adopted by CONSOB with resolution no. 11971 of May 14, 1999 (the “Issuers’ Regulation”) to provide GTECH shareholders with information about the cross-border merger of GTECH with and into Georgia Worldwide PLC (“UKCo”), a public company limited by shares organized under the laws of England and Wales whose voting share capital is wholly and directly owned by GTECH (the “GTECH Merger”).

The GTECH Merger is part of a wider transaction involving the acquisition by GTECH of International Game Technology (“IGT” and, together with GTECH, the “Companies”), a Nevada corporation whose shares are listed on the New York Stock Exchange (the “Transaction”).

On July 15, 2014, GTECH, UKCo, GTECH Corporation, a Delaware corporation and a wholly owned subsidiary of GTECH, Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of UKCo (“Georgia US”), and IGT entered into an Agreement and Plan of Merger in connection with the execution of the Transaction (such agreement, as amended on September 23, 2014, the “Merger Agreement”). The Merger Agreement provides that the Transaction shall be completed through:

•                                the GTECH Merger, pursuant to which holders of GTECH ordinary shares will receive one UKCo ordinary share (a “UKCo Ordinary Share”) in exchange for each GTECH ordinary share held; and

•                                the merger (under the laws of Nevada) between Georgia US and IGT (the “IGT Merger”), pursuant to which (a) Georgia US will merge with and into IGT and (b) each issued and outstanding share of IGT will be converted into the right to receive a combination of US$13.69 in cash, plus a number of UKCo Ordinary Shares equal to US$4.56 divided by the US dollar value of GTECH shares prior to the closing, subject to adjustments and limitations described herein (the “IGT Consideration”).

The GTECH Merger and the IGT Merger, although legally distinct transactions, are intended to produce a single economic result with the effective time of the GTECH Merger immediately preceding the effective time of the IGT Merger. The execution of each transaction shall take place only once all conditions precedent to the GTECH Merger and the IGT Merger have been satisfied or validly waived and all pre-merger formalities have been taken.

For further information relating to the GTECH Merger Effective Date and the IGT Merger Effective Date (as defined below), please refer to Paragraph 2.1.2 below.

Before the completion of the GTECH Merger, GTECH intends to carry out, subject to any required authorizations, a reorganization of its Italian business, in order to separate operating activities from holding activities, to allow the continuity of the management of the Italian activities and to rationalize its participations, through one or more Italian companies wholly owned by GTECH to which (a) the business unit — composed of tangible and intangible assets (including shareholdings), receivables, debts, personnel and other assets and liabilities — related to the exercise of the concession for the Lotto game and to the supply of administrative, commercial and general services in favor of the companies directly or indirectly controlled by GTECH, will be contributed, and (b) almost all the equity holdings in Italian companies held by GTECH will be contributed and sold (the “Italian Reorganization”).

For further information relating to the Italian Reorganization, please refer to Paragraph 2.2.2 below.

As a result and following the GTECH Merger and the IGT Merger, UKCo will become the new holding company of the enlarged group resulting from the combination of GTECH and IGT, since UKCo will control directly the entire issued share capital of IGT and, indirectly, all the companies currently controlled by IGT; UKCo will also control, directly and/or indirectly, all the companies currently controlled by GTECH, as reorganized pursuant to the Italian Reorganization.

The diagrams below illustrate the corporate structure of the GTECH Group and the IGT Group prior the Transaction and the resulting structure following the completion of the Italian Reorganization, the Mergers and other transactions related to the Transactions.

Pre-Transaction Structure

Post-Transaction Structure

It is expected that, following the completion of the Transaction, the UKCo Ordinary Shares will be listed on the NYSE. UKCo Ordinary Shares will be held through the centralized clearing system organized and managed by the Depository Trust & Clearing Corporation (“DTC”) and will be registered in the shareholders’ ledger in the name of Cede & Co., as DTC’s nominee.

In light of the structure and unitary nature of the envisaged Transaction, this Information Document has been prepared for the purposes of the GTECH Merger, having taken into account also the IGT Merger, considered in combination with the GTECH Merger as one and the same Transaction, even though structured in different steps, taking into consideration the overall impact of the Transaction on GTECH and its shareholders.

On October 1, 2014, the board of directors of GTECH and the board of directors of UKCo approved the common cross-border merger terms relating to the GTECH Merger (the “GTECH Merger Terms”).

The GTECH Merger Terms (together with all the relevant annexes) — attached to this Information Document as Annex 2 — were filed with the Companies’ Register of Rome on October 1, 2014 and registered on October 2, 2014 and filed with the Registrar of Companies of England and Wales on

October 14, 2014. The GTECH Merger Terms were deposited and made available for inspection at the GTECH registered office and published on the GTECH website (www.gtech.com) on October 4, 2014. The GTECH Merger Terms will be made available for inspection at the registered office of UKCo at least one month in advance of the court-convened meeting of UKCo shareholders for approval of the GTECH Merger. The notice provided by article 7 of the Legislative Decree no. 108 of May 30, 2008 as amended (the “Decree 108/08”), was published on the Italian Official Gazette on October 4, 2014.

For further information relating to the documents publicly available, please refer to Paragraph 2.3 below.

The GTECH Merger Terms will be submitted to GTECH shareholders for approval at the extraordinary shareholders’ meeting called on November 4, 2014. De Agostini S.p.A. and DeA Partecipazioni S.p.A. (together, the “DeA Shareholders”) have committed, pursuant to the Support Agreement, to vote in favour of the GTECH Merger at said GTECH extraordinary shareholders’ meeting.

The GTECH Merger Terms will also be submitted for approval at the court-convened meeting of UKCo shareholders on or around December 15, 2014. GTECH is the sole shareholder of UKCo having voting rights.

Scope of the Transaction

The purpose of the Transaction is to create a world leading end-to-end gaming group, uniquely positioned to capitalize on opportunities across global gaming market segments. The new group will combine best-in-class content, operator capabilities, and interactive solutions for the on-line segment, and will also combine IGT’s leading game library and manufacturing and creative operating capabilities with GTECH’s gaming operations, lottery technology and services. The Transaction will thus give rise to a business with competitive dimensions across gaming businesses, geographies and product lines.

The board of directors considered, inter alia, that the Transaction:

•                                will result in the creation of a world-leading end-to-end gaming company with significant market position across the lottery, machine gaming and interactive wagering and social gaming segments and strong product offerings across the client spectrum;

•                                will result in enhanced global scale with a diversified product portfolio and geographic mix and strengthened research and development capabilities;

•                                will result in a well-diversified revenue base that reduces dependence on the machine gaming replacement cycle in key product sales markets and on the Italian economy;

•                                will allow UKCo, because of scale in the machine gaming, interactive, and social gaming markets, to support substantial recurring R&D investment which is critical to continued development of successful content and technology solutions;

•                                will result in the UKCo ability to achieve industrial efficiencies, including economies of scale in purchasing, to consolidate corporate and support activities, and to optimize R&D spending;

•                                will result, because of the complementary product portfolios and extensive lottery and gaming customer base, in a greater ability to meet operating customers’ needs, providing its customers with a more compelling and holistic product offering across land-based, online, and mobile channels, and to increase revenue potential;

•                                will be carried out by the GTECH management team that, working together with the members of IGT management, will be able to integrate successfully the two companies;

•                                will allow the achievement of cost synergies and additional possible revenue synergies;

•                                will allow UKCo to be uniquely positioned to capture gaming sector trends including government stimulated growth, the emergence of multichannel offerings, and the increased importance of proprietary content due to gaming industry convergence; and

•                                will result in an increased earnings and cash flow and better access to capital markets for UKCo as a result of enhanced size and business diversification.

Exchange Ratio

At the GTECH Merger Effective Date, each holder of GTECH ordinary shares, shall be allotted and issued one UKCo Ordinary Share (with a nominal value of US$0.10) in exchange for each GTECH ordinary share (with a nominal value of €1.00) held by such holder (the “Exchange Ratio”), without any cash payment by UKCo.

The Special Voting Shares (described in Paragraph 2.1.1.1) that will be issued by UKCo at the GTECH Merger Effective Date will not form part of the Exchange Ratio.

The Exchange Ratio relating to the GTECH Merger, approved by the board of directors of GTECH and by the board of directors of UKCo, has been examined by Grant Thornton UK LLP as independent expert (the “Expert”) appointed in the United Kingdom upon joint request of GTECH and UKCo to the High Court of England and Wales pursuant to Regulation 9 of the Companies (Cross-Border Mergers) Regulations of 2007, as amended (“UK Regulation”), and Article 9 of the Decree 108/08, for the purposes of the relevant opinion on the fairness of the Exchange Ratio. Such opinion has been issued on October 2, 2014. The Expert’s report is attached to this Information Document as Annex 4.

No payments, in cash or otherwise, shall be made by UKCo to the GTECH shareholders in respect of the GTECH Merger (other than in the case of the valid exercise of cash exit rights and shares being purchased by GTECH in the context of the relevant liquidation process pursuant to Article 2437 et seq. of the Italian Civil Code and, in any event, without prejudice to the right of GTECH to terminate the Merger Agreement should the maximum amount of exercised cash exit rights referred to in Paragraph 2.1.2.1 below be exceeded, in which case the Transaction will not be completed).

For further information relating to the Exchange Ratio and the Expert report, please refer to Paragraphs 2.1.2.3 and 2.1.2.4 below.

Conditions precedent

The obligation of each party of the Merger Agreement to execute the Transaction is subject to satisfaction or, if permitted, to the waiver at or prior to the Closing Date, of the conditions precedent specified in the following Paragraph 2.1.2.1.

Special Voting Shares

At the GTECH Merger Effective Date, UKCo will issue, in addition to the ordinary shares to be allotted and issued pursuant to the Exchange Ratio, a number of special voting shares with a nominal value of US$0.000001 each (the “Special Voting Shares”) equal to the total amount of UKCo Ordinary Shares issued pursuant to the GTECH Merger, which will be issued to a nominee (the “Nominee”), pursuant to a loyalty scheme for UKCo shareholders. According to such scheme, shareholders of UKCo that maintain the ownership of UKCo Ordinary Shares for a continuous period of three years, subject to the terms and conditions specified in the articles of association to be adopted by UKCo upon the GTECH Merger (the “Post-GTECH Merger Articles”), which are attached to the GTECH Merger Terms, and in the terms and conditions of the loyalty scheme relating to such Special Voting Shares (the “Loyalty Plan”), may elect to receive the right to direct the exercise of votes attaching to an equal number of Special Voting Shares (such persons being “Entitled Shareholders”).

The Nominee will vote the Special Voting Shares (i) at the direction of any Entitled Shareholders and (ii) in respect of all other Special Voting Shares held by it, in accordance with the outcome of UKCo’s general meeting. Accordingly, until the right to direct the exercise of votes attaching to the Special Voting Shares is elected by Entitled Shareholders after the applicable 3-year continuous holding period as provided for in accordance with the Post-GTECH Merger Articles and in the Loyalty Plan, the Nominee will exercise the votes attaching to the Special Voting Shares in accordance with the outcome of UKCo’s general meeting.

The characteristics of Special Voting Shares are specified in the Post-GTECH Merger Articles; in particular, the Special Voting Shares (i) do not carry economic rights (except an amount of US$1 in aggregate on a return of capital on a winding up); (ii) carry 0.9995 votes per Special Voting Share; (iii) may not be transferred other than in accordance with the provisions of the Post-GTECH Merger Articles and in the Loyalty Plan; and (iv) may be purchased or redeemed by UKCo and may be subject to reduction in accordance with the provisions of the Post-GTECH Merger Articles. In addition, Entitled Shareholders must direct the exercise of votes attaching to each of their Special Voting Shares in the same way as they exercise the vote attaching to the associated UKCo Ordinary Shares.

For the sake of clarity, the Special Voting Shares shall neither constitute part of the Exchange Ratio nor shall be granted to GTECH or IGT shareholders at the GTECH Merger Effective Date or the IGT Merger Effective Date. UKCo shareholders will be entitled to participate in the Loyalty Plan only after the 3-year continuous holding period of UKCo Ordinary Shares.

For further information on the Special Voting Shares, please refer to Paragraph 2.1.1.1 below.

Accounting Effects

With reference to the accounting effects of the Transaction, as provided for in the GTECH Merger Terms and illustrated in the report of the board of directors of GTECH, the financial information in relation to the assets, liabilities and other legal obligations of GTECH will be reflected in the accounts and other financial reports of UKCo as of the GTECH Merger Effective Date, that is the date of issuance of the shares for the purpose of the GTECH Merger and accordingly also the accounting effects of the GTECH Merger will be recognized in UKCo’s accounts from such date.

For a detailed description of the accounting treatment of the GTECH Merger reference is to be made to the directors’ report prepared by the GTECH board of directors; see also Paragraph 2.1.2.7 below.

1.                            RISK FACTORS

Following is a brief description of risks and uncertainties relating to the Transaction described in this Information Document that could potentially have a significant impact on the activities of GTECH and the business of UKCo.

Other risks and uncertainties, which are currently unforeseeable or considered to be unlikely, could also have a significant influence on the operating performance, financial position and future prospects of GTECH.

1.1.                  MAIN RISKS AND UNCERTAINTIES RELATING TO THE GTECH ACTIVITIES

1.1.1.                           Risks related to general economic conditions

GTECH is exposed to risks associated with the performance of the global economy and the markets in which it operates. GTECH’s income and results of operations have been influenced, and will continue to be influenced, to a certain degree, by the general state and the performance of the global economy. The recent volatility of the financial markets shows that there can be no assurance that any recovery is sustainable or that there will be no recurrence of the global financial and economic crisis or similar adverse market conditions.

GTECH’s business is sensitive to trends in discretionary consumer spending in the markets in which it operates, which may be affected by general economic conditions in these markets. Economic contraction, economic uncertainty and the perception by GTECH’s customers of weak or weakening economic conditions may cause a decline in demand for entertainment in the forms of the gaming services that GTECH offers. In addition, changes in discretionary consumer spending or consumer preferences could be driven by factors such as an unstable job market, perceived or actual disposable consumer income and wealth, or fears of war and future acts of terrorism.

In particular, the lack of resolution of the sovereign debt crisis of several countries of the Eurozone, including Greece, Italy, Cyprus, Ireland, Spain and Portugal, together with the risk of contagion to other, more stable, countries, particularly France and Germany, has raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the reintroduction of national currencies in one or more Eurozone countries or, in particularly dire circumstances, the abandonment of the euro. The departure or risk of departure from the euro by one or more Eurozone countries and/or the abandonment of the euro as a currency could have major negative effects on both existing contractual relations and the fulfillment of obligations by GTECH and/or its customers, which could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.2.                           Risks related to revenues of the GTECH Group deriving from the Lotto and the instant lottery concessions

A substantial portion of GTECH’s revenues, equal to approximately 53.4% of GTECH’s total consolidated revenues for the six-month period ended June 30, 2014 (52.4% and 54.8% for the years ended December 31, 2013 and 2012, respectively), is derived from exclusive and non-exclusive concessions awarded to GTECH by Agenzia delle Dogane e Dei Monopoli (formerly Amministrazione

Autonoma dei Monopoli di Stato, “ADM”), the governmental authority responsible for regulating and supervising gaming in Italy.

In particular, a substantial portion of GTECH’s revenues is derived from two exclusive concessions, one for the operation of the Lotto game and one for instant tickets (equal to approximately 13.4% and 12.3%, respectively, of GTECH’s total consolidated revenues for the six-month period ended June 30, 2014, 13.3% and 12.3%, respectively, for the year ended December 31, 2013 and 13.1% and 12.4%, respectively, for the year ended December 31, 2012). The Lotto game concession and the instant ticket concession have been respectively awarded by ADM to GTECH and its subsidiary, Lotterie Nazionali S.r.l. GTECH’s management believes that in the future, a significant portion of GTECH’s business and profitability will continue to depend upon the concessions awarded to GTECH by ADM and other Italian governmental entities. Therefore, a material reduction in GTECH’s revenues from these concessions, including as a result of an early termination, non-renewal or non-award of these concessions following their expiration, could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

GTECH’s management believes that the Lotto concession held by GTECH will expire on June 8, 2016 as was determined by an arbitral ruling in favor of GTECH on August 1, 2005, and confirmed by the Supreme Court of Cassation on February 3, 2014, with reference to the starting date of the Lotto concession to calculate its aggregate 18-year term. However, the appeal through which Stanley International Betting Limited (“Stanley”) challenged the renewability of the Lotto concession after the expiration of the first 9 years-period is still pending before the State Council. The judicial decree that declared the extinction of the trial for the failure of Stanley to reinstatement in terms has been appealed by Stanley and the council chamber has not yet been set. Should this trial continue, the upholding of the Stanley appeal could result in the earlier termination of GTECH’s Lotto concession prior to June 8, 2016, which could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.3.                           Risks related to cancellation or non-renewal of the concessions

GTECH is required to obtain and maintain licenses from various jurisdictions in order to operate its business.

Upon the expiration of GTECH’s concessions, new concessions may be awarded to one or more parties through a competitive bidding process open to parties other than GTECH or its subsidiaries. In addition, concessions may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting GTECH or its subsidiaries or if their continuation is determined under applicable principles of law to be against the public interest.

There can be no assurance that GTECH will be able to renew or be awarded again any of its existing concessions, and the loss, denial, non-renewal or renewal on different terms of any of its concessions could have a material adverse effect on its results of operations, business, financial condition or prospects.

1.1.4.                           Risks related to transfer of assets for free upon the termination of concessions

Upon the termination or non-renewal of the Lotto, instant lottery or machine gaming concessions, GTECH will be required at the request of ADM, if GTECH is not awarded the concession again, to transfer to ADM, free of charge, ownership of certain assets that are part of its central system used to operate the above mentioned concessions and equipment such as terminals at the points of sale, facilities, software, data files, and any other related assets that may be necessary for the full functioning, operation, and operability of the system itself.

As of June 30, 2014, the value of such assets was €53 million (the value of such assets was €61 million as of December 31, 2013) or approximately 0.8% of GTECH’s consolidated total assets and approximately 1.4% without goodwill (the value of such assets was approximately 0.9% of GTECH’s consolidated total assets and approximately 1.5% without goodwill as of December 31, 2013).

The obligation to transfer the Lotto concession assets may also have detrimental effects on certain other businesses operated by GTECH because GTECH uses terminals, central system hardware and software used in the operation of Lotto in connection with certain of its other businesses.

1.1.5.                           Risks related to the enforcement of performance bonds or letter of credit and payment of liquidated damages

GTECH’s Italian concessions, lottery contracts in the United States and in other jurisdictions and other service contracts often require substantial performance bonds to secure its performance under such contracts and require GTECH to pay substantial monetary liquidated damages in the event of non-performance by GTECH.

As of December 31, 2013, GTECH had outstanding performance bonds and letters of credit in an aggregate amount of approximately €956.9 million. These instruments present a potential for expense for GTECH and divert financial resources from other uses.

Claims on performance bonds, drawings on letters of credit and payment of liquidated damages could individually or in the aggregate have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.6.                           Risks related to decrease in growth or decline in sales of products and services related to lotteries

In recent years, as the lottery industry has matured in the primary markets where GTECH operates, the rate of lottery sales growth has moderated and some of GTECH’s customers have from time-to-time experienced a downward trend in sales. GTECH’s dependence on large jackpot games and specifically, the decline in aggregate sales at similar jackpot levels (“jackpot fatigue”) has had a negative impact on revenue from this game category. These developments may in part reflect increased competition for consumers’ discretionary spending, including from a proliferation of destination gaming venues and an increased availability of internet gaming opportunities. GTECH’s future success will depend, in part, on the success of the lottery industry, as a whole, in attracting and retaining new players in the face of such increased competition in the entertainment and gambling markets (which competition may continue to increase), as well as its own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services. The replacement of old products and services with new products and services may offset the overall growth of sales of GTECH. A failure by GTECH to achieve these goals could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.7.                           Risks related to operating in a highly regulated market

GTECH’s activities are subject to extensive and complex governmental regulation which varies from time to time and from jurisdiction to jurisdiction where GTECH operates.

Such governmental regulation includes restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash and anti-money laundering compliance procedures. GTECH believes that it has developed procedures designed to comply with such regulatory requirements. However, any failure by GTECH to so comply or its inability to obtain required suitability findings could lead regulatory authorities to seek to restrict GTECH’s business in their jurisdictions.

In addition, GTECH is subject to extensive background investigations in its lottery and gaming businesses. Authorities generally conduct such investigations prior to and after the award of a lottery contract or issuance of a gaming license. Such investigations frequently include individual suitability standards for officers, directors, major shareholders and key employees. Authorities are generally empowered to disqualify GTECH from receiving a lottery contract or operating a lottery system as a result of any such investigation.

GTECH’s failure, or the failure of any of its personnel, systems or machines, in obtaining or retaining a required license or approval in one jurisdiction could negatively impact its ability to obtain or retain required licenses and approvals in other jurisdictions. Any such failure would decrease the geographic areas where GTECH may operate and as a result could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

Further, there have been, are currently and may in the future continue to be, investigations of various types conducted by governmental authorities into possible improprieties and wrongdoing in connection with GTECH’s efforts to obtain or the awarding of lottery contracts and related matters. Because such investigations frequently are conducted in secret, GTECH may not necessarily know of the existence of an investigation in which it might be involved. Because GTECH’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to GTECH in any manner or the prolonged investigation of these matters by governmental or regulatory authorities could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere. In addition, adverse publicity resulting from any such proceedings could have a material adverse effect on GTECH’s reputation, results of operations, business, financial condition or prospects.

1.1.8.                          Risks related to legal and arbitration proceedings

Due to the nature of its business, GTECH is involved in a number of legal, regulatory, tax and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its on-going operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty.

As of June 30, 2014, GTECH’s total provision for litigation risks was €8.7 million. However, it is difficult to accurately estimate the outcome of any proceeding. As such, the amounts of GTECH’s provision for litigation risk, accrued also on the basis of assessments made by external counsel, could vary significantly from the amounts GTECH may be asked to pay and from the amounts GTECH would ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require GTECH to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.9.                           Risks related to regulatory, political and economical changes in the countries in which GTECH operates

GTECH is a global business and derives a substantial portion of its revenues from operations outside of Italy and the United States (15.6% of GTECH’s total consolidated revenues for the six-month period ended June 30, 2014; 19.3% and 18.5% for the years ended December 31, 2013 and 2012, respectively).

Risks associated with GTECH’s international operations include changes in governmental regulation of the online lottery industry in the markets where it operates, exchange controls or other currency restrictions and significant political instability.

Other economic risks that GTECH’s international activity subjects it to include inflation, currency devaluation, illiquid or restricted foreign exchange markets, high interest rates, debt default, unstable capital markets and foreign direct investment restrictions. Political risks include change of leadership, change of governmental policies, new foreign exchange controls regulating the flow of money into or out of a country, failure of a government to honor existing contracts, changes in tax laws and corruption, as well as global risk aversion driven by political unrest, war and terrorism.

Finally, social instability risks include high crime in certain of the countries in which GTECH operates due to poor economic and political conditions, riots, unemployment and poor health conditions. These factors may affect GTECH’s work force as well as the general business environment in a country. The materialization of such risks could have a negative impact on GTECH’s results of operations, business, financial condition or prospects.

1.1.10.                    Risks related to protection of intellectual property rights

GTECH protects its proprietary technology and intellectual property to ensure that its competitors do not use such technology and intellectual property. However, intellectual property laws in Italy, the United States and in other jurisdictions may afford differing and limited protection, may not permit GTECH to gain or maintain a competitive advantage, and may not prevent GTECH’s competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

Although GTECH takes measures intended to prevent disclosure of its trade secrets through non-disclosure and confidentiality agreements and other contractual restrictions, GTECH may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, former employees or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent or render unenforceable any GTECH patent. GTECH cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies and/or adequately protect GTECH’s then-current products and technologies. GTECH may not be able to detect the unauthorized use of its intellectual property or take appropriate steps to enforce its intellectual property rights effectively, and certain contractual provisions, including restrictions on use, copying, transfer and disclosure of licensed programs, may be unenforceable under the laws of certain jurisdictions.

GTECH licenses intellectual property rights from third parties. If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, GTECH could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products or services.

GTECH intends to enforce its intellectual property rights, and from time to time it may initiate claims against third parties that it believes are infringing its intellectual property rights if it is unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce GTECH’s intellectual property rights could be costly, time-consuming and distracting to management and could fail to obtain the results sought and could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.11.          Risks related to potential infringement of third parties’ intellectual property rights

GTECH cannot provide assurance that its products or methods do not infringe the patents or other intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against GTECH, whether successful or not, are costly, time-consuming and distracting to management, and could harm GTECH’s reputation.

In addition, intellectual property litigation or claims could require GTECH to do one or more of the following: (i) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (ii) pay substantial damages, (iii) obtain a license from the third party owner, which license may not be available on reasonable terms, if at all, (iv) rebrand or rename its products, and (v)

redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time-consuming or result in a less effective product.

The loss of proprietary technology or a successful claim against GTECH could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.12.                   Risks related to employees, directors, agents and security systems integrity

The real and perceived integrity and security of a lottery is critical to its ability to attract players. GTECH strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers, and its reputation in this regard is an important factor in its business dealings with lottery and other governmental agencies. For this reason, an allegation or a finding of improper conduct on GTECH’s part, or on the part of one or more of its current or former employees, directors or agents that is attributable to GTECH, or an actual or alleged system security defect or failure attributable to GTECH, could have a material adverse effect upon GTECH’s results of operations, business, financial condition or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

1.1.13.                    Risks related to interruption of the operating information technology systems

GTECH’s ability to provide goods (such as software and lottery terminals) and services to its customers and to effectively operate its games and services depends to a great extent on the reliability and security of the information technology systems providers and networks it uses. Information technology systems and networks used by GTECH are potentially subject to damage and interruption caused by human error, problems relating to the telecommunications network, natural disasters, sabotage, hacking, viruses and similar events. Interruptions in the system could have a negative impact on the quality of the services offered and, as a result, on demand from consumers and consequently on the volume of sales and revenues. In addition, interruptions in systems or networks could result in the termination of certain of GTECH’s concessions or lottery contracts or the imposition of substantial penalties. GTECH has, from time to time, experienced system downtime and problems with telecommunications networks.

1.1.14.                    Risks related to technological innovation

Many of GTECH’s software and hardware products are based on proprietary technologies. While management believes that certain of GTECH’s technologies, such as the GTECH Enterprise Series open-architecture software platform, provide an industry standard, if GTECH were to fail to enhance its product and service offerings to take advantage of technological developments, it may fall behind its competitors and GTECH’s results of operations, business, financial condition or prospects could suffer.

1.1.15.                    Risks related to lottery contracts

GTECH derives a portion of its revenues and cash flow from its portfolio of long-term lottery contracts in the Americas and International segments (equal to approximately 30.7% of GTECH’s total consolidated revenues for both the six-month period ended June 30, 2014 and the year ended December 31, 2013, respectively), awarded through competitive procurement processes. In addition, GTECH’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for failure to perform and for other specified reasons, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation, if any, to which GTECH would be entitled were such termination to occur.

Further, in the event that GTECH is unable or unwilling to perform, some of its lottery contracts permit the lottery authority to acquire title to its system related equipment and software during the term of the contract or upon the expiration or earlier termination of the contract, in some cases without paying GTECH any compensation related to the transfer of that equipment and software to the lottery authority.

The termination of or failure to renew or extend one or more of GTECH’s lottery contracts, or the renewal or extension of one or more of GTECH’s lottery contracts on materially altered terms or the transfer of its assets without compensation could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.16.                   Risks related to a concentrated customer base

Revenues from GTECH’s top ten customers outside of Italy accounted for approximately 18.6% of GTECH’s total consolidated revenues for the six-month period ended June 30, 2014 (18.3% and 17.7% for the years ended December 31, 2013 and 2012, respectively). If GTECH were to lose any of these larger customers, or if these larger customers experience slow lottery ticket sales and consequently reduced lottery revenue, there could be a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.17.                    Risks related to breach or termination of agreements with suppliers

GTECH purchases most of the parts, components and subassemblies necessary for its lottery and machine gaming terminals and other system components from outside sources. GTECH outsources all of the manufacturing and assembly of certain lottery products to a single vendor while other products have portions outsourced to multiple qualified vendors. Although GTECH works closely with its manufacturing outsourcing vendor and GTECH is likely to be able to realign its manufacturing facilities to manufacture its products itself, GTECH’s operating results could be adversely affected if one or more of its manufacturing outsourcing vendors failed to meet production schedules. For example, while most of the parts, components and subassemblies can be purchased through more than one supplier, GTECH currently has approximately three material source vendors for lottery terminals for its lottery products. GTECH’s total purchases from these three vendors during the year ended December 31, 2013 was approximately 57.7% of its total consolidated purchases of parts, components and subassemblies for that product for that year.

GTECH’s management believes that if a supply contract with one of these vendors were to be terminated or breached, GTECH would be able to replace the vendor. However, it may take time to replace the vendor under some circumstances and any replacement parts, components or subassemblies may be more expensive, which could reduce GTECH’s margins. Depending on a number of factors, including the level of the related part, component or subassembly in GTECH’s inventory, the time it takes to replace a vendor may result in a delay in its implementation for a customer. Generally, if GTECH fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or even contract termination, which in turn could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.18.                    Risks related to management of U.S. lottery contracts

In the United States, state lotteries are exploring lottery manager contracts as a means of maximizing lottery profits. Under these contracts (currently in Illinois, Indiana and New Jersey), GTECH is required to guarantee income levels to the state. In addition, in other states, agreements may require upfront payments for concessions. Arrangements such as the guarantee of income when not achieved, large up-front payments or other similar arrangements may have a material adverse effect on GTECH’s results of operation, business, financial condition or prospects.

1.1.19.                    Risks related to competition

The gaming business is highly competitive. GTECH faces competition from a number of companies in Italy, the United States and worldwide. Although GTECH is making investments, including the Mergers intended to position it to exploit the opportunities in the machine gaming, interactive gaming and sports betting markets, it expects significant competition in these markets from other companies. Competition could cause GTECH to lose players or customers and could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

The online lottery industry has faced increased competition from the gaming machine and gambling industries in recent years, including from a proliferation of destination gaming venues, and an increased availability of gaming opportunities including gaming opportunities on the internet.

In recent years there has been increased competition in the gaming industry and in some instances, GTECH observed extremely aggressive pricing from these competitors in an effort to gain market share. Increased competition and aggressive pricing practices from competitors could adversely affect GTECH’s ability to retain business, to win new business and may impact the margin of profitability on contracts that GTECH is successful in retaining or winning.

Also, awards of contracts to GTECH are, from time to time, challenged by its competitors. Increased competition also may have a material adverse effect on the profitability of contracts which GTECH does obtain. Over the past several fiscal years, GTECH has experienced and may continue to experience a reduction in the percentage of lottery ticket sales that it receives from certain customers resulting from contract rebids, extensions and renewals due to a number of factors, including the substantial growth of lottery sales, reductions in the cost of technology and telecommunications services and general and competitive dynamics.

GTECH may also be affected by increased competition as a result of consolidation among gaming equipment and technology companies. GTECH expects the trend toward consolidation in its global industry to continue as gaming equipment and technology companies attempt to strengthen or expand their market positions in the gaming industry through mergers and acquisitions.

Several acquisitions of slot machine and other gaming equipment makers by gaming technology companies have been announced recently, such as the pending acquisition of Bally Technologies by Scientific Games Corp., announced in August 2014, and the acquisition of Multimedia Games by Global Cash Access Holdings Inc., announced in September 2014 and expected to close next year. GTECH believes that industry consolidation such as these acquisitions may result in stronger competitors that are better able to compete by increasing their scale and operating efficiencies.

Consolidation may also result in competitors with greater resources which may be directed toward accelerating innovation and product development, resulting in a broader service and product offering. Such changes in the competitive landscape could potentially reduce GTECH’s market share and lead to declining sales volumes and prices for its products and services. If any of these risks are realized, GTECH’s competitive position and therefore its business, results of operations and financial condition may be materially adversely affected.

1.1.20.                    Risks related to gaming and betting market regulation

The gaming and betting industry is heavily regulated. In Italy, this regulation determines, among others, (i) games that may be operated and amounts that may be charged by operators, (ii) the prizes for the players, (iii) the compensation paid to concessionaires, including GTECH, (iv) the kinds of points of sale and (v) the applicable tax regulations. Renewing existing and applying for new licenses, concessions, permits and approvals can be costly and time consuming and there is no assurance of success. Any failure to renew or obtain any such license, concession, permit or approval could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of gaming or betting, changes in the compensation paid to concessionaires or increases in the number of licenses, authorizations or concessions awarded to competitors of GTECH could materially and adversely affect its profitability.

In the United States and in many international jurisdictions where GTECH currently operates or seeks to do business, lotteries are not permitted unless expressly authorized by law. The successful implementation of GTECH’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries do not approve new lotteries or if those jurisdictions that currently authorize lotteries do not continue to permit such activities.

Once authorized, the on-going operations of lotteries and lottery operators are typically subject to extensive and evolving regulation. In the United States, in particular, lottery authorities generally conduct an investigation of the winning vendor and its employees prior to and after the award of a lottery contract. Further, lottery authorities may require the removal of any of the vendor’s employees deemed to be unsuitable and are generally empowered to disqualify GTECH from receiving a lottery contract or operating a lottery system as a result of any such investigation. Some jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of GTECH’s securities. The failure of these beneficial owners to submit to such background checks and provide required disclosure could jeopardize the award of a lottery contract to GTECH or provide grounds for termination of an existing lottery contract. Additional restrictions are often imposed by international jurisdictions upon foreign corporations, such as GTECH, seeking to do business there.

Finally, sales generated by lottery games frequently are dependent upon decisions over which GTECH has no control made by lottery authorities with respect to the operation of these games, such as matters relating to the marketing and prize payout features of lottery games. Because GTECH is typically compensated in whole or in part based on a jurisdiction’s gross lottery sales, lower than anticipated sales due to these factors could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.1.21.                    Risks related to illegal gaming market

A significant threat for the entire gaming and betting industry arises from illegal activities. Such illegal activities may drain significant betting volumes away from the regulated industry. In particular, illegal gaming could take away a portion of the present players that are the focus of GTECH’s business. The loss of such players could have a material adverse effect on GTECH’s results of operations, business, financial condition or prospects.

1.2.                  MAIN RISKS AND UNCERTAINTIES ASSOCIATED WITH THE TRANSACTION

1.2.1.                           Risks related to the conditions precedent to the Merger Agreement

The obligations of GTECH and IGT to complete the Mergers are subject to satisfaction or waiver (if permitted) of a number of conditions, including, among other conditions, (i) IGT and GTECH obtaining shareholder approvals, (ii) receipt of certain antitrust approvals in the U.S., Canada and Colombia, (iii) obtaining certain Gaming Approvals, (iv) effectiveness of the Registration Statement filed with the Securities and Exchange Commission for the UKCo Ordinary Shares, (v) NYSE listing approval for the UKCo Ordinary Shares, (vi) the expiration or early termination of a 60-day GTECH creditor opposition period in accordance with the applicable laws, (vii) the absence of any order prohibiting or restraining the Mergers, (viii) subject to certain materiality exceptions, the accuracy of each party’s representations and warranties in the Merger Agreement and performance by each party of their respective obligations under the Merger Agreement, (ix) the receipt of the UKCo Merger order issued by the High Court of England and Wales and (x) in the case of IGT’s obligation to close the IGT Merger, IGT’s receipt of certain tax opinions.

The satisfaction of all of the required conditions could delay the completion of the Mergers for a significant period of time or prevent them from occurring. Any delay in completing the Mergers could cause the UKCo not to realize some or all of the benefits that the UKCo expects to achieve if the Mergers are successfully completed within its expected timeframe. Further, there can be no assurance that the conditions to the closing of the Mergers will be satisfied or waived or that the Mergers will be completed.

In addition, if the Mergers are not completed on or before July 15, 2015 (subject to certain extension rights), either GTECH or IGT may choose not to proceed with the Mergers.

IGT may also terminate the Merger Agreement under certain circumstances, including among others in order to enter into an agreement with respect to a proposal that is determined by the IGT Board to be superior to the Merger Agreement, subject to the terms and conditions of the Merger Agreement (including an opportunity for GTECH to match any such proposal).

GTECH may also terminate the Merger Agreement under certain circumstances, including among others (i) if GTECH shareholders exercise rescission rights pursuant to Article 2437 of Italian Civil Code in respect of more than 20% of GTECH’s ordinary shares outstanding as of the date of the Merger Agreement, (ii) if UKCo would, as a result of a change in applicable law, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Closing or (iii) if the Special Voting Shares provided for by the Post-GTECH Merger Articles cannot be implemented under certain circumstances.

1.2.2.                           Risks related to the consummation failure of the Mergers

If the Mergers are not completed for any reason, including as a result of IGT shareholders failing to approve the Merger Agreement, without realizing any of the benefits of having completed the Mergers, GTECH would be subject to a number of risks. In particular:

•                                GTECH may be required, under certain circumstances, to pay IGT a termination fee of approximately US$270.6 million or, in certain situations, US$135.3 million, and in certain situations reimburse IGT for certain expenses related to IGT’s cooperation with respect to the financing of the transaction;

•                                GTECH is subject to certain restrictions on the conduct of its businesses prior to completing the Mergers. Such restrictions may adversely affect GTECH’s ability to execute certain of its business strategies;

•                                GTECH has incurred and will continue to incur significant costs and fees associated with the proposed Transaction;

•                                GTECH may experience negative reactions from the financial markets, including negative impacts on its stock prices;

•                                GTECH may experience negative reactions from its customers, regulators and employees;

•                                matters relating to the Mergers (including integration planning) will require substantial commitments of time and resources by GTECH management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to GTECH as an independent company.

In addition, GTECH could be subject to litigation related to any failure to complete the Mergers or related to any enforcement proceeding commenced against GTECH to perform its obligations under the Merger Agreement. If the Mergers are not completed, these risks may materialize and may adversely affect GTECH’s businesses, financial condition, financial results and stock price.

1.2.3.                           Risks related to potential opposition of creditors

Pursuant to Article 2503 of the Italian Civil Code, the GTECH Merger cannot take effect until 60 days after the last registration required under article 2502-bis of the Italian Civil Code, unless the consent of the creditors prior the relevant registration pursuant to Article 2501-ter, paragraph 3, of the Italian Civil Code has been obtained or the payment of those creditors who have not consented or the deposit of the corresponding amounts with a bank have occurred, unless the independent expert appointed to issue the report concerning the exchange ratio fairness certifies under its own responsibility that the financial statements and assets of the companies involved in the GTECH Merger makes unnecessary additional safeguards to protect creditors of the above. If none of the above circumstances has occurred, the above mentioned creditors may file their claim against the execution of the GTECH Merger within the above 60-day period.

Even if a claim has been filed, the competent Court may still decide, pursuant to Article 2503, paragraph 2, and Article 2445, paragraph 4, of the Italian Civil Code, that the GTECH Merger will be carried into effect, if it deems that there would be no prejudice for the creditors or if the company offers adequate security. GTECH has agreed to use reasonable best efforts to avoid, or obtain the early termination of, these rights of creditors of GTECH.

1.2.4.                           Risks related to termination fees to be paid in accordance with the Merger Agreement

In the event the Merger Agreement is terminated, GTECH must pay IGT a termination fee of US$270,634,000 in the following circumstances, among others : (i) a governmental entity of competent jurisdiction has issued a final and non-appealable law that (a) prohibits, enjoins or otherwise prevents either of the Mergers solely as a result of any of the provisions of the Holdco Articles related to the special voting shares or (b) renders the issuance of special voting shares illegal, or prohibits, enjoins or otherwise prevents the issuance of the special voting shares, (ii) the NYSE has issued a final and non-appealable determination that it will not authorize the UKCo Ordinary Shares for listing solely as a result of any provisions of the Post-GTECH Merger Articles related to the Special Voting Shares, (iii) holders of more than 20% of the GTECH ordinary shares issued and outstanding as of the date of the Merger Agreement exercise rescission rights.

In addition, GTECH must pay IGT a termination fee of US$135,317,000 if the Merger Agreement is terminated by GTECH because UKCo would, as a result of the change of any applicable law following the date of the Merger Agreement and prior to the Closing, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Closing.

1.2.5.                           Risks related to legal proceedings connected with the Mergers

The members of the IGT Board, IGT, GTECH, UKCo and its subsidiary, UKCo Worldwide Corporation, are named as defendants in multiple putative class action lawsuits brought by purported IGT shareholders challenging the Mergers. The actions allege that members of the IGT Board breached their fiduciary duties by agreeing to sell IGT for inadequate consideration and pursuant to an inadequate process, and that GTECH, UKCo and UKCo Worldwide Corporation aided and abetted these alleged breaches. Among other remedies, the plaintiffs seek to enjoin the Mergers.

One of the conditions to the closing of the Mergers is that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Mergers will be in effect. If the plaintiffs are successful in obtaining an injunction prohibiting the defendants from consummating the Mergers on the agreed terms, then such injunction may prevent the Mergers from becoming effective, or from becoming effective within the expected timeframe.

1.2.6.    Risks related to publicly traded securities

Prior to the Mergers, there has been no market for the UKCo Ordinary Shares. At the effective time of the Mergers, the UKCo Ordinary Shares will be listed for trading on the NYSE. However, there can be no assurance that an active market for the UKCo Ordinary Shares will develop after closing of the Mergers, or that if it develops, the market will be sustained.

In addition, following completion of the Mergers, UKCo Ordinary Shares will be publicly traded on the NYSE, enabling GTECH shareholders (including De Agostini, although De Agostini will initially be subject to the share transfer restrictions of the Voting Agreement) to sell the UKCo Ordinary Shares they receive in the Mergers. Such sales of UKCo Ordinary Shares may take place promptly following the Mergers and could have the effect of decreasing the market price for UKCo Ordinary Shares below the market price of GTECH ordinary shares prior to the completion of the Mergers.

1.2.7.                           Risks related to the waiver of certain conditions

Some of the conditions set forth in the Merger Agreement may be waived by GTECH or IGT, subject to certain limitations. If any conditions are waived, GTECH and IGT will evaluate whether further shareholder approval would be warranted. Subject to applicable law, if the boards of directors of GTECH and IGT determine that further shareholder approval is not required, GTECH and IGT will have the discretion to complete the IGT Merger without seeking further shareholder approval.

1.2.8.                           Risks related to the management

The UKCo’s success after the Mergers have been completed will depend in part upon the ability of UKCo to retain key employees of GTECH and IGT. Current and prospective employees of GTECH and/or IGT may experience uncertainty about the effect of the Mergers, which may impair GTECH’s and IGT’s ability to attract and retain their key employees prior to and following the Mergers.

Pursuant to change-in-control provisions in IGT’s employment and transition agreements, certain key employees of IGT are entitled to receive severance payments upon a constructive termination of employment. Certain key IGT employees potentially could terminate their employment following specified circumstances set forth in the applicable employment; for example, such circumstances could occur in connection with the Mergers as a result of changes in roles and responsibilities. The departure of key employees of GTECH or IGT, and the inability to hire and retain qualified and new employees could therefore have a material adverse effect on the prospects of UKCo and its subsidiaries following the completion of the Transaction (“UKCo Group”) and the integration of the Companies. Accordingly, no assurance can be given that UKCo will be able to attract or retain key employees of GTECH and IGT to the same extent that those companies have been able to attract or retain their own employees in the past.

1.2.9.                           Risks related to the impact of the Transaction on GTECH’s and IGT’s business relationships

Parties with which GTECH and IGT do business may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with GTECH, IGT or UKCo.

GTECH’s and IGT’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than GTECH, IGT or UKCo. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of UKCo Group, including an adverse effect on the UKCo Group’s ability to realize the anticipated benefits of the Mergers. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Mergers or termination of the Merger Agreement.

1.2.10.                    Risks related to governmental authorizations

Although GTECH and IGT have agreed in the Merger Agreement to use their reasonable best efforts to make certain governmental filings and obtain the required governmental authorizations or termination of relevant waiting periods, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, the governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. As a condition to authorization of the Mergers, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of UKCo’s business after completion of the Mergers. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Mergers or imposing additional material costs on or materially limiting the revenues of UKCo following the Mergers, or otherwise adversely affecting, including to a material extent, UKCo’s businesses and results of operations after completion of the Mergers. In addition, there can be no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Mergers.

1.2.11.                    Risks related to obtaining the resources required for the consummation of the Transaction

GTECH’s obligation to complete the Mergers is not subject to any conditions regarding the ability of GTECH to finance, or obtain debt financing for the Mergers. Under the Merger Agreement GTECH is obligated to have sufficient funds available to satisfy its obligations provided therein.

GTECH intends to finance all or a portion of the cash component of the IGT Consideration with new debt financing. The proceeds from these borrowings or issuances of debt financing will be used by GTECH to pay all or a portion of the cash consideration to be paid in the Mergers, to redeem and/or refinance existing specified indebtedness of GTECH, IGT and their subsidiaries and to pay fees and expenses related to the Transaction.

In the event that the debt financing contemplated by the debt commitment letter (please see Paragraph 2.1.2) is not available, other financing may not be available on acceptable terms, in a timely manner or at all. If other financing becomes necessary and GTECH is unable to obtain such other financing, the Mergers may not be completed.

1.2.12.                    Risks related to the bridge facility repayment

GTECH has obtained a commitment letter pursuant to which, subject to certain conditions, affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc. committed to fund a 364-day senior bridge term loan credit facility up to an aggregate principal amount of approximately US$10.7 billion or approximately €7.9 billion based on the US$/€ exchange rate of 0.737 on July 15, 2014 (which such amount is equal to approximately US$10.4 billion or approximately €8.2 billion based on the US$/€ exchange rate of 0.785 on September 26, 2014), to cover the cash portion of the merger consideration, the transaction expenses, any potential redemption and/or refinancing of the existing indebtedness of GTECH and IGT and their subsidiaries, as well as the payments to any GTECH shareholders exercising rescission rights.

The bridge facility will be drawn only to the extent that GTECH is unable to raise debt financing in the form of term loans and/or debt securities at or prior to the closing of the Mergers.

To the extent that the bridge facility is drawn in part or in full, GTECH will need to seek alternative financing before its 364-day maturity; save the right, subject to applicable conditions, to extend the maturity up to 544-days. There is a risk that due to market conditions or otherwise, GTECH may not be able to find alternative financing timely, or to find other financing at least as favorable, with respect to cost, enforceability, financing structure and conditionality.

1.3.                  MAIN RISKS AND UNCERTAINTIES ASSOCIATED WITH THE UKCO BUSINESS

1.3.1.                           Risks related to the integration and the possible failure to reach the expected synergies resulting from the Transaction

The combination of two independent companies is a complex, costly and time-consuming process. As a result, the UKCo Group will be required to devote significant management attention and resources to integrating the business practices and operations of GTECH and IGT. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by GTECH and IGT. The failure of UKCo Group to meet the challenges involved in successfully integrating the operations of GTECH and IGT or otherwise to realize the anticipated benefits of the Mergers could cause an interruption of the activities of UKCo Group and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention, and may cause UKCo’s stock price to decline.

The difficulties of combining the operations of the companies include, among others:

•                                managing a significantly larger company;

•                                coordinating geographically separate organizations;

•                                the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•                                retaining existing customers and attracting new customers;

•                                maintaining employee morale and retaining key management and other employees;

•                                integrating two unique business cultures, which may prove to be incompatible;

•                                the possibility of faulty assumptions underlying expectations regarding the integration process;

•                                consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•                                issues in integrating information technology, communications and other systems;

•                                unanticipated changes in applicable laws and regulations;

•                               managing tax costs or inefficiencies associated with integrating the operations of UKCo; and

•                                unforeseen expenses or delays associated with the Mergers.

Many of these factors will be outside of UKCo Group’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the UKCo Group’s businesses, financial condition and results of operations. In addition, even if the operations of GTECH and IGT are integrated successfully, UKCo Group may not realize the full benefits of the Mergers, including the synergies, cost savings or sales or growth opportunities expected. These benefits may not be achieved within the anticipated time frame, or at all. As a result, GTECH cannot assure that the combination will result in the realization of the benefits anticipated from the Transaction.

1.3.2.                           Risks related to costs connected with the Transaction

GTECH and IGT expect to incur a number of non-recurring costs associated with the Mergers and combining the operations of the two companies. The substantial majority of non-recurring expenses will be comprised of transaction and regulatory costs related to the Mergers. GTECH and IGT have agreed to use their respective reasonable best efforts to effect all necessary notices, reports and other filings and to obtain all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Mergers.

GTECH also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. GTECH continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Mergers and the integration of the two companies.

The incurrence of these costs may materially impact the UKCo Group’s businesses, financial condition and results of operations until the integration is substantially completed.

1.3.3.                           Risks related to UKCo indebtedness after the Mergers

The total debt of GTECH as of June 30, 2014 was approximately €2,828 million. GTECH’s pro forma total debt as of June 30, 2014, after giving effect to the Mergers, would be approximately €8,035 million. UKCo Group would have substantially increased indebtedness following completion of the Mergers in relation to that of GTECH and IGT on a recent historical basis, which could have the effect, among other things, of reducing UKCo Group’s flexibility to respond to changing business and economic conditions and will increase the UKCo Group’s interest expense, in respect of the amount of cash required to service the indebtedness of GTECH and IGT prior to the Mergers. The increased levels of indebtedness following completion of the Mergers could also reduce funds available for UKCo Group’s investments in product development as well as capital expenditures, share repurchases, dividend payments and other activities and may create competitive disadvantages for UKCo Group relative to other companies with lower debt levels. Further, it is not expected that all of UKCo’s debt will be guaranteed by all of the entities of the UKCo Group and accordingly, certain cash flows of UKCo Group may not be available to service UKCo debt.

In connection with executing UKCo Group’s business strategies following the Mergers, GTECH expects to continue to evaluate the possibility of acquiring additional assets and making further strategic investments. GTECH or UKCo Group may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, GTECH or UKCo Group may be required to raise substantial additional capital to finance new product or service offerings. GTECH’s or UKCo Group’s ability to arrange additional financing will depend on, among other factors, GTECH’s and, following the Mergers, UKCo Group’s financial position and performance, as well as prevailing market conditions and other factors beyond GTECH’s or UKCo Group’s control. No assurance can be given that UKCo Group will be able to obtain additional financing on terms acceptable or at all. The acquiring of additional indebtedness by GTECH or UKCo could negatively effect the UKCo credit ratings, which could further raise the UKCo’s borrowing costs and further limit its access to capital and its ability to satisfy its obligations under its indebtedness.

1.3.4.                           Risks related to GTECH rating

Following the announcement of the Mergers, S&P lowered its corporate credit rating on GTECH to BBB- from BBB, and also lowered its short-term rating to A-3 from A-2. S&P also lowered its ratings on GTECH’s senior unsecured debt to BBB- from BBB, and lowered its ratings on GTECH’s subordinated debt to BB from BB+. Any further downgrades of the UKCo’s credit ratings will impact the cost and availability of future borrowings and, accordingly, the UKCo’s cost of capital, including any borrowings to refinance the bridge facility (if drawn).

1.3.5.                           Risks related to financial covenants of debt instruments

Any further ratings downgrades could lead to enhanced covenant restrictions under the UKCo’s debt instruments, including in respect of dividend payments and share repurchases. In addition, future borrowings under circumstances in which the UKCo’s debt is rated below investment grade may contain further covenant restrictions that impose significant restrictions on the way the UKCo operates its business, including restrictions on its ability to:

•                                make acquisitions or investments;

•                                make loans or otherwise extend credit to others;

•                                incur indebtedness;

•                                create security;

•                                pay dividends;

•                                sell or lease assets;

•                                merge or consolidate with other companies; and

•                                transact with affiliates.

Certain of the UKCo’s debt instruments will require it to comply with certain affirmative covenants and certain specified financial covenants and ratios. These restrictions could affect its ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect UKCo Group’s ability to finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs.

Additionally, UKCo Group’s ability to comply with these covenants and restrictions may be affected by events beyond its control such as prevailing economic, financial, regulatory and industry conditions. UKCo could be in default under one or more of its debt instruments if it breaches any of these covenants (including financial covenants or ratios) or restrictions; such breaches, if not cured or waived, could result in acceleration of the indebtedness under such agreements and cross defaults under its other debt instruments. Any such actions could result in the enforcement of its lenders’ security interests and/or force UKCo into bankruptcy or liquidation, which could have a material adverse effect on the UKCo Group’s business, financial condition and results of operations.

1.3.6.                           Risks related to UKCo share price

Upon completion of the Mergers, holders of GTECH ordinary shares (other than those who exercise rescission rights in connection with the UKCo Merger) will become holders of UKCo Ordinary Shares. UKCo’s businesses following the Mergers will differ from those of GTECH prior to completion of the Mergers in important respects and, accordingly, after the Mergers, the market price of UKCo Ordinary Shares may be affected by factors different from those currently affecting the market price of GTECH ordinary shares.

1.3.7.                           Risks related to UKCo shareholders’ rights

Upon completion of the Mergers, the rights of GTECH shareholders who become shareholders of UKCo will be governed by the Post-GTECH Merger Articles and by the laws of England and Wales. The rights associated with GTECH ordinary shares are different from the rights associated with UKCo Ordinary Shares. Differences between the rights of shareholders GTECH and the rights of shareholders of UKCo could include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares issues, preemptive rights, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and the amendment of governing documents.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution; in either case, this exclusion would need to be renewed by UKCo’s shareholders upon its expiration (i.e., at least every five years). The Post-Merger GTECH Articles will exclude preemptive rights for a period of five years following the date of the relevant shareholder resolution. In order to remain effective, such exclusion will need to be renewed upon expiration (i.e., at least every five years), it being understood that the renewal (for additional five year or any shorter period) may be sought even before the relevant expiration.

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. Prior to the completion of the Mergers, UKCo will adopt an ordinary resolution to permit purchases of UKCo shares. This ordinary resolution will need to be renewed upon expiration (i.e., at least every five years), it being understood that the renewal (for additional five year or any shorter period) may be sought even before the relevant expiration.

1.3.8.                           Risks related to distributions in accordance with English law

Under English law, UKCo will only be able to declare dividends, make distributions or repurchase shares out of “distributable profits”, it being understood that they are a company’s accumulated, realized profits (so far as not previously utilized by distribution or capitalization), less its accumulated, realized losses (so far as not previously written off in a reduction). UKCo, as a public company, may only make a distribution if the amount of its net assets is not less than the aggregate of its share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate. Immediately after the Mergers, UKCo may not have “distributable profits.” Following the effective date for the Mergers, it is expected that UKCo will capitalize the merger reserve created pursuant to the Mergers and implement a parallel court-approved reduction of that capital in order to create a distributable reserve to support the payment of possible future dividends or future share repurchases. Neither the capitalization of the merger reserve effected in the context of the Merger nor the reduction will impact shareholders’ relative interests in the capital of UKCo.

The Post-GTECH Merger Articles will, from the effective date of the Mergers, permit UKCo by ordinary resolution of the shareholders to declare dividends, provided that the directors have made a recommendation as to its amount. The dividends shall not exceed the amount recommended by the directors. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When recommending or declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering UKCo’s future financial requirements.

1.3.9.                           Risks related to growth management

From time to time, UKCo expects it will pursue acquisitions in support of its strategic goals. In connection with any such acquisitions, UKCo could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that UKCo will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The UKCo’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the UKCo’s ongoing business and distract management from other responsibilities.

1.3.10.                    Risks related to changes in consumer preferences and behavior

The popularity and acceptance of gaming is influenced by the prevailing social mores, and changes in social mores could result in reduced acceptance of gaming as a leisure activity. The UKCo Group’s future financial success will depend on the appeal of its gaming offerings to its customers and players and the acceptance of gaming generally. If UKCo is not able to anticipate and react to changes in consumer preferences and social mores, its competitive and financial position may be adversely affected. In addition, the UKCo Group’s future success will also depend on the success of the gaming industry as a whole in attracting and retaining players in the face of increased competition for players’ entertainment dollars. Gaming may lose popularity as new leisure activities arise or as other leisure activities become more popular. If the popularity of gaming declines for any reason, UKCo’s business, financial condition and results of operations may be adversely affected.

1.3.11.                    Risks related to information technology systems

The UKCo Group games and gaming systems depend to a great extent on the reliability and security of UKCo’s information technology system, software and network, which are subject to damage and interruption caused by human error, problems relating to the telecommunications network, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in UKCo’s systems could have a negative effect on the quality of products and services offered and, as a result, on customer demand and therefore volume of sales. As UKCo will also offer online access to games and betting, such services may be subject to attack by hackers or experience other network interruptions that interfere with the provision of service and thereby subject the UKCo to liability for losses by players or to fines from the applicable governmental authorities for failure to provide the required level of service under its concessions.

1.3.12.                    Risks related to greater difficulty to proceed against UKCo

Because UKCo is a public limited company incorporated under English law, after the effective time of the Mergers, shareholders could experience more difficulty enforcing judgments obtained against UKCo in Italian courts than would currently be the case for Italian judgments obtained against GTECH. In addition, it may be more difficult (or impossible) to bring some types of claims against UKCo in courts in England than it would be to bring similar claims against an Italian company in Italian court.

1.3.13.                    Risks related to exchange rates fluctuation

UKCo Group will transact business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. UKCo will prepare its consolidated financial statements in its functional currency, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of the UKCo Group’s foreign currency entities against the functional currency of UKCo will impact its results of operations and financial condition. As such, it is expected that UKCo’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates. Such fluctuations could have a material adverse effect on UKCo’s business, results of operation or financial condition.

1.3.14.                    Risks related to taxation

Future changes to U.S. and foreign tax laws could adversely affect UKCo.

UKCo believes that, under current law, it is, and following the closing will be, treated as a foreign corporation for U.S. federal tax purposes. However, changes to the inversion rules in Section 7874 of the Internal Revenue Code or the U.S. Treasury Regulations promulgated thereunder (including Treasury Regulations recently announced by the U.S. Treasury Department) or other guidance from the U.S. Internal Revenue Service (“IRS”) could adversely affect UKCo’s status as a foreign corporation for U.S. federal tax purposes or otherwise adversely affect UKCo for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application to GTECH, IGT, their respective shareholders, affiliates or the Mergers. In addition, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on UKCo.

Moreover, the U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where GTECH, IGT and their affiliates do business are focusing on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States and other countries in which GTECH, IGT and their affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect UKCo and its affiliates (including IGT and its subsidiaries after the Mergers).

UKCo intends to operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but the relevant tax authorities may treat it as also being a resident of another jurisdiction for tax purposes.

UKCo is a company incorporated in the U.K. Current U.K. law, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that UKCo, a group holding company, is likely to be regarded as being a U.K. resident from incorporation and remaining so if, as UKCo intends that, (i) all major meetings of its board of directors and most routine meetings are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting UKCo and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of UKCo, together with supporting staff, are based in the U.K.; and (v) UKCo has permanent staffed office premises in the U.K. sufficient to discharge its functions as a holding company.

Even if UKCo is resident of the U.K. for tax purposes, as expected, it would nevertheless not be treated as a resident of the U.K. if (a) it were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Residence of UKCo for Italian tax purposes is largely a question of fact based on all relevant circumstances. A rebuttable presumption of residence in Italy may apply under Article 73(5-bis) of Decree 22 December 1986, n. 917 (Italian Consolidated Tax Act, or “CTA”). However, UKCo intends to set up its management and organizational structure in such a manner that it should be regarded as resident in the U.K. from its incorporation for the purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in UKCo’s management and organizational structure, there can be no assurance regarding the final determination of UKCo’s tax residence. Should UKCo be treated as an Italian tax resident, it would be subject to taxation in Italy on its worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law. Should any Italian withholding taxes be imposed on dividends as a consequence of UKCo being treated as Italian tax resident, this would not have any material impact on the overall tax burden for Italian shareholders, since they would in any case be subject to Italian taxation at the same rates applicable to dividends paid by a UK resident company. With respect to non-Italian shareholders, whether such Italian withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the law of such shareholder’s jurisdiction and such shareholder’s particular circumstances.

Transfers of UKCo Ordinary Shares may be subject to stamp duty or stamp duty reserve tax (“SDRT”) in the U.K., which would increase the cost of dealing in UKCo Ordinary Shares as compared to GTECH or IGT shares.

Stamp duty and/or SDRT are imposed in the U.K. on certain transfers of chargeable securities (which include shares in companies incorporated in the U.K.) at a rate of 0.5% of the consideration paid for the transfer. Certain issues or transfers of shares to depositaries or into clearance systems, as discussed below, are charged at a higher rate of 1.5%.

Transfers of shares held in book entry form through the Depository Trust & Clearing Corporation (“DTC”) should not be subject to stamp duty or SDRT in the U.K. A transfer of title in the shares from within the DTC system out of DTC and any subsequent transfers that occur entirely outside the DTC system, including repurchase by UKCo, will generally be subject to stamp duty or SDRT at a rate of 0.5% of any consideration, which is payable by the transferee of the shares. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of UKCo. If such shares are redeposited into the DTC system, the redeposit will attract stamp duty or SDRT at the higher 1.5% rate.

Following the Mergers, UKCo expects to put in place arrangements to require that shares held in certificated form cannot be transferred into the DTC system until the transferor of the shares has first delivered the shares to a depository specified by UKCo so that stamp duty or SDRT may be collected in connection with the initial delivery to the depository. Any such shares will be evidenced by a receipt issued by the depository. Before the transfer can be registered in the books of UKCo, the transferor will also be required to put in the depository funds to settle the applicable stamp duty or SDRT, which will be charged at a rate of 1.5% of the value of the shares.

Tax consequences of the loyalty voting structure are uncertain.

No statutory, judicial or administrative authority has provided public guidance on how the receipt, ownership, or loss of the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares and, as a result, the tax consequences are uncertain.

The fair market value of the UKCo Special Voting Shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the Special Voting Shares are not transferrable (other than in very limited circumstances as provided for in the Loyalty Plan), (ii) on a return of capital of UKCo on a winding up or otherwise, the holders of the Special Voting Shares will only be entitled to receive out of UKCo assets available for distribution to its shareholders, in aggregate, US$1, and (iii) loss of the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares will occur for nil consideration, UKCo believes and intends to take the position that the value of each Special Voting Share is minimal.

However, the relevant tax authorities could assert that the value of the Special Voting Shares as determined by UKCo is incorrect. The tax treatment of the Special Voting Shares is unclear and shareholders are urged to consult their tax advisors as to the tax consequences of receipt, ownership and loss of the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares. See “Material Tax Consequences of the Transaction” for a further discussion.

1.3.15.                    Risks related to the shareholding and corporate governance structure

Assuming that: (a) the current shareholding structure of GTECH and IGT will not vary until the Transaction has completed; (b) no GTECH shareholder will exercise cash exit rights; (c) the 1,793,026 treasury shares currently held by GTECH will be kept in the GTECH portfolio and cancelled in the context of the GTECH Merger; and (d) for each IGT share, IGT shareholders will receive 0.1819 UKCo Ordinary Shares, upon completion of the Transaction DeA Shareholders would own shares representing approximately 47.0% of the UKCo Ordinary Shares. In addition, under the terms of the Merger Agreement, DeA Shareholders will designate six out of thirteen directors of members of UKCo board of directors; in addition to Marco Sala, Chief Executive Officer of GTECH that will become the Chief Executive Officer of UKCo. Therefore DeA Shareholders may have a significant influence over the matters submitted to the UK shareholders for approval, including election and removal of directors and change in control transactions. In addition, DeA Shareholders will be able to block any such matter which, under English law, requires approval by special resolution (i.e., a resolution approved by the holders of at least 75% of the voting share capital), such as amendment of the Post-GTECH Merger Articles or the exclusion of pre-emptive rights. The interests of DeA Shareholders may not always coincide with the interests of the other UKCo shareholders.

In addition, under the terms of the Merger Agreement, the board of directors of UKCo will, for a period of three years after the completion of the Mergers, consist of 13 members, including the Chief Executive Officer of GTECH and other directors to be designated by IGT and by DeA Shareholders prior to the completion of the Mergers. Accordingly, holders of UKCo Ordinary Shares will have limited ability to influence the composition of the UKCo board of directors during such three-year period.

1.3.16.                    Risks related to the loyalty voting structure

UKCo shareholders that maintain their ownership of UKCo Ordinary Shares continuously for at least three years will be entitled, upon election, to direct the voting rights in respect of one Special Voting Share per ordinary share held for such period, provided that such shareholders meet the conditions described in the Post-GTECH Merger Articles and in the Loyalty Plan

If UKCo shareholders maintaining ownership of a significant number of UKCo Ordinary Shares for an uninterrupted period of at least three years elect to receive the right to direct the exercise of the voting rights attaching to Special Voting Shares, a relatively large proportion of the voting power of UKCo could be further concentrated in a relatively small number of shareholders who would have significant influence over UKCo.

The provisions of the Post-GTECH Merger Articles establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of UKCo, even if a change of control were considered favorably by shareholders holding a majority of UKCo Ordinary Shares.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in UKCo’s management.

1.3.17.                    Risks related to the pro-forma data

This Information Document contains consolidated pro-forma financial information as of June 30, 2014 that has been prepared, in accordance with the applicable reporting standards, to provide investors with information on the impact of the Transaction on the earnings and financial position and on the statements of income of the GTECH Group had the Transaction occurred during the period to which those pro-forma figures relate. Given that these figures are based on assumptions, it should be noted that if the Transaction had taken place on the dates on which the pro-forma figures are based rather than the actual effective date, the historic figures may have differed from the pro-forma figures provided. In addition, the pro-forma figures are not forward-looking and should not be considered a forecast of future earnings for the GTECH Group resulting from the Transaction. They have been prepared for the sole purpose of providing an illustrative representation of the identifiable and objectively measurable effects of the Transaction. Finally, given that the pro-forma data and the historic data have a different purpose and that different methodologies have been used to calculate the impacts on the statements of financial position, income and cash flows, the pro-forma statements of financial position, income and cash flows should be read and analyzed separately without attempting to reconcile those statements with each other.

1.3.18.                    Risks related to forward-looking statements contained in this Information Document

This Information Document contains forward-looking statements concerning the activities of GTECH, IGT and, following the completion of the Transaction, of UKCo. These statements do not represent statements of fact but are based on current expectations and projections of the companies party to the Transaction in relation to future events and, by their nature, are subject to inherent risks and uncertainties. Earnings estimates and projections are based on specific knowledge of the sector, publicly available data, and past experience. Underlying the projections are assumptions concerning future events and trends that are subject to uncertainty and whose actual occurrence or non-occurrence could result in significant variations from the projected results. These forward-looking statements relate to events and depend on circumstances that may or may not occur or exist in the future, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: general economic conditions, economic growth and other changes in business conditions, changes in government regulation and framework (in each case, in Italy or abroad), and many other factors, some of which are referred to in this Section, most of which are outside of the control of the companies participating in the Transaction.

1.3.19.                    Risks related to the requirements of the DTC system

The facilities of Depository Trust & Clearing Corporation (“DTC”) are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many banks and brokerage firms. UKCo expects that, upon the completion of the Mergers, UKCo Ordinary Shares will be eligible for deposit and clearing within the DTC system. However, DTC is not obligated to accept UKCo Ordinary Shares for deposit and clearing within its facilities at the Closing and, even if DTC does initially accept UKCo Ordinary Shares, it will generally have discretion to cease to provide the above mentioned facilities. If DTC determines at any time that UKCo Ordinary Shares are not eligible for facilities provided, then UKCo believes that UKCo Ordinary Shares would not be eligible for continued listing on a U.S. securities exchange and the relevant trading would be disrupted. While UKCo would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption of facilities provided by DTC could have a material adverse effect on the trading price of UKCo Ordinary Shares.

2.                            INFORMATION ABOUT THE TRANSACTION

2.1.                  SUMMARY DESCRIPTION OF THE TERMS AND CONDITIONS OF THE TRANSACTION

2.1.1.                           Description of the participating companies

2.1.1.1.                 UKCo

Introduction

UKCo, a public limited company organized under the laws of England and Wales, was incorporated on July 11, 2014, as a private limited company. On September 16, 2014 UKCo was re-registered as a public company limited by shares. The incorporation of UKCo was a preliminary step to the Transaction and, as of the date of this Information Document, the whole voting share capital of UKCo, consisting of one ordinary share, is directly owned by GTECH. Since incorporation, UKCo has carried out only activities in connection with for the Transaction and it is not expected that the company will carry out activity of any other nature until the Transaction is completed.

A description of UKCo as of the date of this Information Document, as well as of expected activities in connection with and following the Transaction, is provided below

Name, form of incorporation, registered office and share capital

UKCo is registered with the Registrar of Companies of England and Wales under the registration number 9127533, with the legal name of Georgia Worldwide PLC.

The address of UKCo’s registered office is 11 Old Jewry, 6th Floor, London, EC2R 8DU (United Kingdom) (telephone no. +44 207 160 5000). As of the date of this Information Document, the share capital of UKCo, equal to £50,001, is divided into 50,001 shares and is currently owned as follows:

(i)                           one ordinary share with a nominal value of £1.00 and carrying one vote (the “Subscriber Share”);

(ii)                        50,000 sterling non-voting shares with a nominal value of £1.00 each, which broadly have, among others, the following characteristics: (a) they are not entitled to any economic rights (except an amount of £1 in aggregate on a return of capital on a winding up); (b) they have no voting rights; (c) they may not be transferred other than in accordance with the provisions of the articles of association of UKCo currently in force; and (d) they may be redeemed by UKCo for nil consideration at any time.

Duration and financial year

UKCo has a perpetual duration and its financial year ends on December 31.

Shareholders’ structure

The Subscriber Share is held by GTECH and the 50,000 sterling non-voting shares are held by Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited, the “Sterling Shareholder”).

The Sterling Shareholder has been appointed pursuant to an administration agreement which, amongst other things, governs the terms upon which the sterling non-voting shares will be held.

Corporate bodies

As of the date of this Information Document, the board of directors of UKCo is composed of Mr. Alberto Fornaro and Mr. Declan James Harkin.

Amendments to the articles of association associated with or resulting from the Transaction

The articles of association of UKCo, adopted in the context of the incorporation on July 11, 2014, were amended on September 16, 2014, at the time the company was re-registered as a public company limited by shares. At the GTECH Merger Effective Date, UKCo will adopt the Post-GTECH Merger Articles. The Post-GTECH Merger Articles of UKCo are provided as an appendix to the GTECH Merger Plan, made available on the GTECH corporate website (www.gtech.com) and attached to this Information Document as Annex 2.

A table is enclosed as an appendix to this Information Document, containing a summary comparison between (a) the current rights of GTECH shareholders under Italian law and GTECH’s by-laws; and (b) the rights which UKCo shareholders will have upon the completion of the Transaction under English law and the Post-GTECH Merger Articles.

(I)                          Company name and registered office

The company name of UKCo — currently “Georgia Worldwide PLC” — and/or the registered address (provided that the registered office will remain in the United Kingdom) may be changed before the GTECH Merger Effective Date by a resolution of the UKCo board of directors and notice given to the Registrar of Companies of England and Wales, pursuant to the current UKCo articles of association and applicable law. Shareholders, creditors and other interested parties will be informed about the new name and/or new registered address through publication on the corporate website of GTECH (www.gtech.com).

(II)                      Share capital of UKCo

Prior to the GTECH Merger Effective Date, the UKCo directors and/or GTECH (as shareholder) are expected to pass certain resolutions in order to, among other matters, authorize UKCo directors to carry out the actions required of UKCo in relation to the Transaction including: (i) the authority for the directors of UKCo to allot and issue, inter alia, (a) ordinary shares to be issued to GTECH shareholders and IGT shareholders who are entitled to receive UKCo shares pursuant to the Transaction; (b) Special Voting Shares, (c) ordinary shares for the purposes of the stock plans that, further to the completion of the Transaction, will be referenced to UKCo Ordinary Shares and (d) ordinary shares for the purposes of certain conditions of the non-convertible securities, issued by GTECH, entitled “750,000,000 Subordinated Interest-Deferrable Capital Securities due 2066”, which will be assumed by UKCo as of the GTECH Merger Effective Date; (ii) the approval of the UKCo reduction of capital following the GTECH Merger Effective Date in order to create distributable reserves (if applicable); and (iii) the authority for the directors of UKCo to enter into certain off-market buyback contracts.

Following the completion of the GTECH Merger, all GTECH shares currently outstanding, including any treasury shares possibly held by GTECH as of the GTECH Merger Effective Date, will be cancelled in accordance with applicable law provisions. Upon such cancellation, UKCo, at the GTECH Merger Effective Date and on the basis of the Exchange Ratio, will allot and issue one UKCo Ordinary Share (with a nominal value of US$0.10) for each outstanding GTECH ordinary share (with a nominal value of €1.00), save for any treasury shares held by GTECH, which therefore shall be cancelled without exchange.

At the GTECH Merger Effective Date, (i) the Subscriber Share will be acquired for nil consideration and cancelled by UKCo immediately prior to the issuance of ordinary shares and Special Voting Shares pursuant to the GTECH Merger, and (ii) the 50,000 sterling non-voting shares will continue to be held by the Sterling Shareholder.

It is expected that, following the completion of the Transaction, UKCo Ordinary Shares will be traded on the NYSE. UKCo Ordinary Shares will be held through the book-entry system provided by the Depository Trust & Clearing Corporation (“DTC”) and will be registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee.

The Special Voting Shares, the features of which are described below, will be issued to the Nominee in accordance with the Post-GTECH Merger Articles and the Loyalty Plan (as defined below), drawn up for shareholders of UKCo.

(III)                  The voting structure connected with the Special Voting Shares

Purpose

At the GTECH Merger Effective Date, UKCo will issue, in addition to the ordinary shares to be allotted and issued pursuant to the Exchange Ratio, the Special Voting Shares, to promote stability of UKCo’s shareholder base, as well as to encourage the long term investment and the commitment of the shareholders whose goals are aligned with the long-term strategic interests of the group.

The Special Voting Shares grant to UKCo shareholders maintaining the ownership of UKCo Ordinary Shares for a continuous period of three years and electing to participate in the Loyalty Plan the right to direct the exercise of voting rights of Special Voting Shares as described below.

Characteristics of the Special Voting Shares

Each Special Voting Share carries 0.9995 votes. Special Voting Shares and UKCo Ordinary Shares shall be treated as if they are a single class of shares and not divided into separate classes for voting purposes (save upon a resolution in respect of the potential termination of the Loyalty Plan).

The Special Voting Shares have only minimal economic entitlements (i.e. an amount of US$1 in aggregate on a return of capital on a winding up). Such economic entitlements are provided to comply with English law but are immaterial for investors.

Issue

At completion of the Transaction, UKCo will allot and issue to the Nominee such number of Special Voting Shares as is equal to the number of UKCo Ordinary Shares allotted pursuant to the GTECH Merger and IGT Merger. The Nominee will hold such Special Voting Shares on behalf of the shareholders of UKCo as a whole, and will exercise the voting rights attached to those shares in accordance with the Post-GTECH Merger Articles.

Participation in the Loyalty Plan

In order to become entitled to elect to participate in the Loyalty Plan, a person must maintain ownership (in accordance with the Post-GTECH Merger Articles) of one or more UKCo Ordinary Shares for a continuous period of three years or more (an “Entitled Shareholder”). The board of directors of UKCo may, in accordance with the terms and conditions of the Loyalty Plan, deem that a person held UK Ordinary Shares as beneficial owner although it is not the legal owner of the relevant UK Ordinary Shares.

Therefore, no shareholder, other than the Nominee, will be entitled to exercise any rights in Special Voting Shares until after the third anniversary of completion of the Mergers.

Entitled Shareholders may elect to participate in the Loyalty Plan by submitting a validly completed and signed election form to the Company’s designated agent (“Agent”). The election form will, amongst other things, include: (i) representations and warranties from the Entitled Shareholder and, if relevant, their broker, bank or intermediary that such Entitled Shareholder has held a relevant interest in the relevant UKCo Ordinary Shares for a continuous period of three years; (ii) agreement by the Entitled Shareholder to the voting arrangements for the Special Voting Shares as set out in the Post-GTECH Merger Articles and the terms and conditions of the Loyalty Plan; and (iii) an undertaking not to transfer any interest in the Special Voting Shares or the associated UKCo Ordinary Shares without first delivering to the Agent a withdrawal form.

The election form will be available on the website of UKCo following completion of the Mergers.

Upon receipt of the election form, the Agent will register the relevant UKCo Ordinary Shares in a separate register (the “Loyalty Register”).

For so long as an Entitled Shareholder’s UKCo Ordinary Shares remain in the Loyalty Register, they may not be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances.

Voting system

The Nominee will exercise the votes attaching to the Special Voting Shares held by it at a general meeting or a class meeting as follows:

(i)                           for the Special Voting Shares connected with UKCo Ordinary Shares registered in the Loyalty Register, the Nominee will exercise the votes in the same manner as the relevant Entitled Shareholder has exercised his, her or its votes for such UKCo Ordinary Shares;

(ii)                        for the Special Voting Shares connected with UKCo Ordinary Shares not registered in the Loyalty Register, the Nominee will exercise the votes in the same percentages as the total outcome of the vote exercised in the general meeting, taking into account the votes exercised by the Nominee in connection with the Special Voting Shares connected with UKCo Ordinary Shares registered in the Loyalty Register.

Transfer or withdrawal

The Special Voting Shares may not be transferred, except in limited circumstances, (e.g. for transfers between nominees).

If, at any time, one or more UKCo Ordinary Shares are removed from the Loyalty Register for any reason, or any UKCo Ordinary Shares in the Loyalty Register are sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, the Special Voting Shares associated with those UKCo Ordinary Shares will cease to confer on the Entitled Shareholder any voting rights (or any other rights) in connection with those Special Voting Shares.

An Entitled Shareholder may request the removal of their UKCo Ordinary Shares from the Loyalty Register at any time by submitting a withdrawal form to the Agent. The Agent will release the UKCo Ordinary Shares from the Loyalty Register within three business days thereafter. Upon the removal from the Loyalty Register, such shares will be freely transferable and tradable. From the date of submission of the withdrawal form, a person’s rights in connection with the relevant Special Voting Shares shall cease with immediate effect.

Termination of the Loyalty Plan

The Loyalty Plan may be terminated at any time with immediate effect by a resolution taken at a general meeting with the approval of members representing 75% or more of the total voting rights attaching to the UKCo Ordinary Shares of members who have voted in person or by proxy. The votes attaching to the Special Voting Shares shall not be exercisable upon such resolution.

Repurchase or redemption

Special Voting Shares may only be purchased or redeemed by UKCo in limited circumstances, e.g. to reduce the number of Special Voting Shares held by the Nominee in order to align the aggregate number of ordinary shares and Special Voting Shares in issue from time to time; upon termination of the loyalty voting structure; or pursuant to an off-market purchase arrangement. Special Voting Shares may be redeemed for nil consideration and repurchased for, depending on the circumstances, nil consideration or their nominal value.

(IV)                  Changes to the corporate governance system associated with or resulting from the Transaction

The UKCo Board will be comprised of 13 members and will be responsible for the ordinary management of the company and for management and strategy of the company.

As of the date of this Information Document, it is expected that the following persons will be appointed as UKCo’s directors following the completion of the Transaction, to serve for a term of three years:

•                                six directors designated by DeA Shareholders, in addition to Marco Sala, Chief Executive Officer of GTECH;

•                                five directors designated by IGT, including the Chief Executive Officer and Chairman of the board of directors of IGT; and

•                                one independent director mutually agreed to by GTECH and IGT.

The Chief Executive Officer of GTECH, Marco Sala, will become the Chief Executive Officer of UKCo and the Chairman (Philip G. Satre) and the Chief Executive Officer (Patti S. Hart) of IGT will become, respectively, Chairman and Vice-chairman of UKCo. In addition, one of the directors designated by DeA Shareholders will also become a Vice-chairman.

The three additional directors designated by IGT are Paget Alves, Vincent Sadusky and Tracey Weber. The six directors designated by De Agostini are Paolo Ceretti, Alberto Dessy, Marco Drago, Sir Jeremy

Hanley, Lorenzo Pellicioli and Gianmario Tondato da Ruos. The independent director mutually agreed to by GTECH and IGT will be James F. McCann.

The UKCo Board shall form, after the completion of the Transaction, the following board committees: Audit, Compensation, Nominating & Governance.

Each committee will be composed entirely of directors deemed to be, in the judgment of the UKCo board of directors, independent in accordance with the applicable rules of the NYSE, with which rules UKCo will comply. The UKCo board of directors may otherwise make rules of procedure for all or any committee.

Prior to the completion of the Mergers, UKCo expects to adopt a compensation policy for UKCo’s directors. The form and amount of the compensation to be paid to UKCo’s directors following the completion of the Mergers will be determined by the UKCo board of directors in line with that compensation policy.

UKCo must appoint an independent auditor to make a report on the annual accounts of the company.

Information on English company law

In addition to the description of the corporate governance structure of UKCo upon completion of the Mergers, below is a brief overview of the laws applicable to UKCo, as a company organized under the laws of England and Wales.

Issuance of Shares

Under the UK Companies Act 2006 (“UK Companies Act”), subject to a limited number of exceptions, the board of directors of an English company must not issue shares unless it has first been authorized to do so either by the company’s articles of association or by way of a shareholders’ resolution.

Such authority must state the maximum amount of shares that may be allotted under it, and must specify the date on which it will expire. Such date must be not more than five years from the date on which the resolution is passed by virtue of which the authorization is given.

The Post-GTECH Merger Articles will authorize the directors, for a period of up to five years from the date of the resolution granting the authority, to allot shares in UKCo, or to grant rights to subscribe for or to convert or exchange any security into shares in UKCo, up to an aggregate nominal amount (i.e., par value) of US$ 185,000,000. Such authorization will continue for five years and renewal of such authorization by a resolution of the UKCo shareholders in a general meeting is expected to be sought at least once every five years, and possibly more frequently.

The UK Companies Act prohibits an English company from issuing shares at a discount to nominal amount (i.e., par value) or for no consideration, including with respect to grants of restricted stock made pursuant to equity incentive plans. If the shares are issued upon the lapse of restrictions or the vesting of any restricted stock award or any other share-based grant underlying any UKCo Ordinary Shares, the nominal amount (i.e., par value) of the shares must be paid up pursuant to the UK Companies Act.

Rights of pre-emption

Under the UK Companies Act, a company must not allot equity securities that are to be paid for wholly in cash unless it has first made an offer to the existing holders of ordinary shares to allot to such holders, on the same or more favourable terms, a proportion of those securities that is as nearly as practicable equal to the proportion in nominal value (i.e. par value) held by such holders of the ordinary share capital of the company. The rights of pre-emption do not apply to shares held under an employees’ share scheme. The rights of pre-emption may be excluded if shareholders pass a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding UKCo shares that, being entitled to vote, vote on the resolution) or if the articles of association provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). In this context, “equity securities” generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution.

In relation to UKCo, this would include the UKCo Ordinary Shares and all rights to subscribe for or convert securities into such shares. In the event of an issuance of Special Voting Shares under the terms of the Loyalty Plan shareholders will not have any right of pre-emption.

The Post-GTECH Merger Articles will authorize the directors, for a period of up to five years from the date of the resolution granting the authority, to exclude pre-emptive rights in respect of such issuances, up to an aggregate nominal amount (i.e. par value) of $US 185,000,000. Such authorization will continue for five years and renewal of such authorization by a special resolution of the UKCo shareholders in a general meeting is expected to be sought at least once every five years, and possibly more frequently.

Repurchase of shares

English law prohibits UKCo from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases; “on-market” purchases or “off-market” purchases.

“On-market” purchases may only be made on a “recognized investment exchange”, which does not include the NYSE, which is the only exchange on which it is intended that UKCo’s shares will be traded.

In order to purchase its own shares, UKCo must therefore obtain shareholder approval for “off-market” purchases. UKCo shareholders shall approve a special resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years.

The Post-GTECH Merger Articles authorizes the directors, for a period of up to five years from the date of the resolution granting the authority, to purchase its own shares of any class, on the terms of any buyback contract approved by the shareholders (or otherwise as may be permitted by the UK Companies Act), provided that:

1.                            the maximum aggregate number of UKCo Ordinary Shares authorized to be purchased will equal 20% of the total issued UKCo Ordinary Shares of the relevant class on the GTECH Merger Effective Date (subject to adjustments for consolidation or division);

2.                            the maximum price that may be paid to purchase a UKCo Ordinary Share is 105% of the average market value of a UKCo Ordinary Share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any buyback contract); and

3.                            the maximum aggregate number of Special Voting Shares authorized to be purchased will equal 20% of the total issued Special Voting Shares of the relevant class on the GTECH Merger Effective Date (subject to adjustments for consolidation or division);

4.                            the maximum price that may be paid to purchase a Special Voting Share is its nominal value.

Prior to the GTECH Merger Effective Date, a resolution will be passed by GTECH, as the current sole voting shareholder of UKCo, to grant to directors the authority contemplated by the Post-GTECH Merger Articles to purchase UKCo’s own shares and to approve certain buyback contracts pursuant to which UKCo will be able to make “off-market” purchases from selected investment banks. This resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently. The Post-GTECH Merger Articles provide that any renewal of the authorization may specify a different maximum aggregate number of UKCo Ordinary Shares and Special Voting Shares that may be repurchased and a different maximum price that may be paid to purchase a UKCo Ordinary Share.

Except in the case of an employee share scheme, UKCo is only permitted to purchase its own shares if they are fully paid, and must pay for them in full when purchasing them.

UKCo may only purchase its own shares out of distributable profits of the company, or, subject to certain exceptions, out of the proceeds of a fresh issue of shares made for the purposes of financing the purchase.

Reduction of share capital

A public limited company may only reduce its share capital with the approval of the competent English court. In order to obtain an order, the shareholders must first have passed a special resolution to approve the reduction. There must also be no restriction in the articles of association. The Post-GTECH Merger Articles do not prohibit a reduction of share capital by UKCo.

Following the GTECH Merger Effective Date, it is expected that UKCo will capitalize the merger reserve created pursuant to the Mergers and implement a parallel court-approved reduction of that capital in order to create a reserve of an equivalent amount of distributable profits to support the payment of possible future dividends or future share repurchases. Neither the capitalization nor the reduction will impact shareholders’ relative interests in the capital of UKCo.

Transfer of shares

The transferability of shares of a company is determined by the articles of association of that company.

Ordinary Shares

The Post-GTECH Merger Articles allow holders of UKCo Ordinary Shares to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which is permitted by the UK Companies Act and is approved by the UKCo board of directors. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

The Post-GTECH Merger Articles provide that UKCo, at its option, may or may not charge a fee for registering the transfer of a share or for making any other entry in the register.

The UKCo board of directors may, in their absolute discretion, refuse to register a transfer of shares to any person, whether or not it is fully paid or a share on which the UKCo has a lien.

If the UKCo board of directors refuses to register a transfer of a share, the instrument of transfer must be returned to the transferee as soon as practicable and in any event within two months after the date on which the transfer was lodged with UKCo with the notice of refusal and reasons for refusal unless they suspect that the proposed transfer may be fraudulent.

It is a condition to closing of the Mergers that the UKCo Ordinary Shares will be listed on the NYSE following the GTECH Merger Effective Date. The UKCo Ordinary Shares will, unless withdrawn from the system by the shareholder, be held through the book-entry system provided by DTC and will be registered in the register of shareholders in the name of Cede & Co, as DTC’s nominee. If a shareholder wishes to transfer beneficial ownership of UKCo Ordinary Shares held through DTC, it must do so by way of electronic transfer made by a DTC participant. Such transfer will be subject to the rules of DTC.

Special Voting Shares

Special Voting Shares may not be transferred, save in limited circumstances (e.g. between the Nominee and a replacement nominee). UKCo does not have a right to purchase or redeem a Special Voting Share, except to reduce the number of Special Voting Shares held by the Nominee (i) in order to align the aggregate number of UKCo Ordinary Shares and Special Voting Shares in issue from time to time; (ii) upon termination of the loyalty voting structure; or (iii) pursuant to an off-market purchase arrangement.

Sterling non-voting shares

The 50,000 sterling non-voting shares are not transferable save with the prior consent of the UKCo board of directors.

Annual accounts and independent auditor

Under English law, a “quoted company”, which includes a company whose equity share capital is admitted to dealing on the NYSE, must deliver to the Registrar of Companies a copy of:

1.                            the company’s annual accounts;

2.                            the directors’ remuneration report;

3.                            the directors’ report;

4.                            any separate corporate governance statement;

5.                            a strategic report; and

6.                            the auditor’s report on those accounts, on the auditable part of the directors’ remuneration report, on the directors’ report, the strategic report and any separate corporate governance statement.

The annual accounts and reports must be laid before the company in general meeting (although no vote is required in respect of such documents). Copies of the annual accounts and reports must, unless a shareholder agrees to receive more limited information in accordance with the UK Companies Act, be sent to shareholders, debenture holders and everyone entitled to receive notice of general meetings at least 21 days before the date of the meeting at which copies of the documents are to be laid. The Post-GTECH Merger Articles provide that such documents may be distributed in electronic form.

UKCo must appoint an independent auditor to make a report on the annual accounts of the company. The auditor is usually appointed by ordinary resolution at the general meeting of the company at which the company’s annual accounts are laid. Directors can also appoint auditors at any time before the company’s first accounts meeting, after a period of exemption or to fill a casual vacancy.

The remuneration of an auditor is fixed by the members of the company by ordinary resolution or in a manner that the members by ordinary resolution determine.

Payment of dividends

Dividends may only be paid out of distributable reserves, defined as the company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made, and not out of share capital, which includes the share premium account. Distributable reserves are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared.

The amount of UKCo’s distributable reserves is a cumulative calculation, UKCo may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous year’s accumulated realized losses.

Additionally, as a public limited company, UKCo will be permitted to pay a dividend only if, at the time that dividend is paid, the amount of its net assets is not less than the total of its called up share capital and undistributable reserves, and if, and to the extent that, the dividend itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

The Post-GTECH Merger Articles provide that, subject to the U.K. Companies Act, the UKCo shareholders may declare a dividend by ordinary resolution on the recommendation of the board of directors, and the board of directors may decide to pay an interim dividend to shareholders in accordance with their respective rights and interests in UKCo, and may fix the time for payment of such dividend. Dividends may be declared and paid on the UKCo Ordinary Shares. Neither the Special Voting Shares, nor the sterling non-voting shares entitle the holders thereof to participate in any dividend.

The shareholders of UKCo may, by ordinary resolution on the recommendation of the directors, decide that the payment of all or any part of a dividend be satisfied by transferring non-cash assets of equivalent value, including shares or securities in any corporation.

The Post-GTECH Merger Articles also permit a scrip dividend scheme under which the directors may, with the prior authority of an ordinary resolution of UKCo, allot to those holders of a particular class of shares, who have elected to receive them, further shares of that class or ordinary shares, in either case credited as fully paid, instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

The UKCo board of directors intends to adopt a formal dividend policy, but has not done so as of the date of this Information Document.

Annual general meeting

Under English law, UKCo is required to hold an annual general meeting of shareholders within six months from the day following the end of its fiscal year. English law does not specify what business must be transacted at the annual general meeting, nor are there any restrictions on business.

General meeting of shareholders and place of meetings

A general meeting may be held at a date, time and place determined by the UKCo board of directors, whether within or outside of the U.K.

Notice of call and agenda

Under English law, an annual general meeting must be called by not less than 21 clear days’ notice (i.e. excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). All other general meetings must be called by not less than 14 clear days’ notice, unless a shorter notice is agreed to by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares given that right. At least 7 clear days’ notice is required for any meeting adjourned for 28 days or more or for an indefinite period.

Under English law, notice must be given in hard copy form, electronic form or by means of a website or partly by one such means and partly by another.

The notice must specify the time and date of the meeting and the place of the meeting. It must also state the general nature of the business to be dealt with at the meeting.

The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of the company’s articles of association or the terms of allotment or issue of shares, are not entitled to receive notice), to the UKCo board of directors, to the auditors and to the beneficial owners nominated to enjoy information rights under the UK Companies Act.

Under English law, UKCo must convene such a meeting once it has received requests to do so from shareholders representing at least 5% of the paid up share capital of the company as carries voting rights at general meetings.

Admission and registration

Under English law, the notice of a general meeting must specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.

A member may appoint another person as his proxy to exercise all (or any) of his rights to attend and to speak and to vote (both on a show of hands and on a poll) on a resolution, an amendment to a resolution, or on any other business arising at the general meeting. The appointment of a proxy must be in writing in any usual form (or in another form approved by the directors). The directors may accept appointment of a proxy delivered by electronic means.

Arrangements are being put in place to enable those persons holding shares via the DTC to attend and vote at general meetings.

Directors may attend and speak at general meetings whether or not they are members. The chairman of a general meeting may permit any other person to attend and speak at a general meeting if he considers it will assist the deliberations of the meeting.

The general meeting is chaired by the chairman of the board of directors, if present. If he is absent, any vice, deputy or assistant chairman appointed by the directors shall act as chairman. If the directors have not appointed a chairman (or vice, deputy or assistant chairman), or if the chairman (or vice, deputy or assistant chairman) is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start, a chairman will be appointed by the directors present or (if there are no directors present) by the meeting. If only one director is present and willing and able to act, he shall be the chairman.

Voting rights

Voting rights are determined by a company’s articles of association.

The Post-GTECH Merger Articles provide that, subject to the UK Companies Act, the necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of UKCo entitled to be exercised at the meeting, present in person or by proxy.

The general meeting may vote on a show of hands, or by poll. Under the Post-GTECH Merger Articles, a poll on a resolution may be demanded by the chairman, the directors, five or more people having the right to vote on the resolution or a shareholder or shareholders (or their duly appointed prox(ies)) having not less than 10% of either the total voting rights or the total paid up share capital. Such persons may demand the poll both in advance of, and during, a general meeting, either before or after a show of hands on a resolution.

On a show of hands, each shareholder present will have one vote. A proxy will also have one vote, except where:

1.                            that proxy has been appointed by more than one shareholder entitled to vote on the resolution; and

2.                            the proxy has been instructed by one or more of those shareholders:

a.                            to vote for or against the resolution; or

b.                            to vote in the same way on the resolution (whether for or against) and one or more of those shareholders has permitted the proxy discretion as to how to vote,

in which case, the proxy has one vote for and one vote against the resolution.

On a poll taken at a meeting, every qualifying shareholder present and entitled to vote on the resolution has one vote for every UKCo Ordinary Share of which he, she or it is the holder, and 0.9995 votes for every Special Voting Share of which he, she or it is entitled to.

The Nominee will exercise the votes attaching to the Special Voting Shares held by it at a general meeting or a class meeting as follows:

(i)                                    for the Special Voting Shares connected with UKCo Ordinary Shares registered in the Loyalty Register, the Nominee will exercise the votes in the same manner as the relevant Entitled Shareholder has exercised his, her or its votes for such UKCo Ordinary Shares;

(ii)                                 for Special Voting Shares connected with UKCo Ordinary Shares not registered in the Loyalty Register, the Nominee will exercise the votes in the same percentages as the total outcome of the vote exercised in the general meeting, taking into account the votes exercised by the Nominee in connection with the Special Voting Shares connected with UKCo Ordinary Shares registered in the Loyalty Register.

The sterling non-voting shares have no voting rights.

Shareholders’ votes on certain transactions

On a vote by show of hands, an “ordinary resolution” requires the affirmative vote of the holders of a simple majority of the voting rights attaching to UKCo shares that, being entitled to vote, vote on the resolution at a general meeting. A vote by poll requires the affirmative vote of the simple majority of the voting rights of UKCo entitled to be exercised at the meeting, present in person or by proxy.

A “special resolution” requires the affirmative vote of the holders of at least 75% of the voting rights attaching to UKCo shares that, being entitled to vote, vote on the resolution at a general meeting.

The UK Companies Act requires that a number of matters are approved by way of special resolution, including (amongst other things) an amendment to the company’s articles of association, change of name, and re-registration as a public or private company.

Amendments to the UKCo articles of association, including variation of rights

Under English law, the shareholders may amend any provision of the articles of association of a public limited company, other than “entrenched provisions”, by special resolution at a general meeting.

An “entrenched” provision of the articles of association is a provision that may be amended or repealed only if certain conditions are complied with. These conditions are more restrictive than those applied to a special resolution (e.g. a higher majority than the threshold for a special resolution, being 75%). Entrenchment does not prevent alteration to the articles by unanimous consent of the shareholders.

The Post-GTECH Merger Articles do not contain any entrenched provisions.

Rights attaching to any class of shares may be varied only in accordance with the company’s articles of association, or, if no provision is made in the articles, by a statutory procedure set out in section 630 of the UK Companies Act. Both the statutory procedure and the Post-GTECH Merger Articles require the consent in writing from the holders of at least three-quarters in nominal value of the issued shares of the relevant class (excluding any shares held as treasury shares), or a special resolution passed at a separate general meeting of the holders of the relevant class sanctioning the variation.

Winding-up

In the event of a voluntary winding-up of UKCo, the liquidator may, upon obtaining any sanction required by law, divide among the shareholders the whole or any part of the assets of UKco, whether or not the assets consist of property of one kind or of different kinds and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, will determine.

The liquidator may not, however, distribute to a shareholder without his consent an asset to which there is attached a liability or potential liability for the owner.

Upon any such winding up, after payment or provision for payment of UKCo’s debts and liabilities and payment of US$1 in aggregate to all holders of the Special Voting Shares and £1 in aggregate to all holders of sterling non-voting shares, the holders of UKCo Ordinary Shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in UKCo’s assets remaining for distribution to the holders of UKCo Ordinary Shares.

Liability of directors

Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, despite this prohibition, UKCo is permitted to purchase and maintain limited insurance for a director of the company.

Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to UKCo.

Whilst directors are not generally jointly and severally liable, joint and several liability may arise at common law where more than one director is involved in the same breach of duty.

Indemnification of directors and officers

Subject to certain exceptions, English law does not permit UKCo to indemnify a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to UKCo. The exceptions allow UKCo to:

1.                            purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company;

2.                            provide a qualifying third party indemnity provision which permits UKCo to indemnify its directors (and directors of an “associated company”, i.e. a company that is a parent, subsidiary or sister company of UKCo) in respect of proceedings brought by third parties, covering both legal costs and the amount of any adverse judgment, except for: (i) the legal costs of an unsuccessful defence of criminal proceedings or civil proceedings brought by the company itself; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies;

3.                            indemnify a director in respect of defence costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defence is unsuccessful; and

4.                            provide a qualifying pension scheme indemnity provision, which allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustees of the scheme (subject to certain exceptions).

The Post-GTECH Merger Articles provide that, to the fullest extent permitted by the UK Companies Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of UKCo or any of its associates (other than any person engaged by UKCo or any of its associates as auditor) shall be and shall be kept indemnified out of the assets of UKCo against all costs, charges, losses and liabilities incurred by him (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise as a director or such other officer of UKCo any of its associates) in relation to UKCo or any of its associates or its/their affairs. This is subject to the exceptions set out in the UK Companies Act, which are reflected in the Post-GTECH Merger Articles.

Takeover Provisions

An English public limited company is potentially subject to the takeover provisions in the U.K. City Code on Takeovers and Mergers (the “Takeover Code”). However, the Takeover Panel — which is an independent body whose main functions are to administer the Takeover Code and to supervise and regulate takeovers and other matters to which the Takeover Code applies — has confirmed that UKCo will not be subject to the Takeover Code.

It is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to UKCo. It should be noted that if UKCo becomes subject to the Takeover Code, the ability of the directors of UKCo to engage in defensive measures to seek to frustrate takeover bids will, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.

Listing

It is a condition to closing of the Mergers that the UKCo Ordinary Shares will be listed on the NYSE following the GTECH Merger Effective Date, subject to official notice of issuance.

Listing rules

In the light of the jurisdiction of organization of UKCo, following the admission to listing on the NYSE, the following rules, among others, shall apply.

Shareholder disclosure and reporting obligation under the articles of association

Under the Post-GTECH Merger Articles, shareholders must comply with the notification obligations to the company contained in Chapter 5 (“Vote Holder and Issuer Notification Rules”) of the Disclosure and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if UKCo were an issuer whose home member state is in the U.K., save that the obligation will arise if the percentage of voting rights reaches, exceeds or falls below one percent and each one percent threshold thereafter (up or down) up to one hundred percent. In effect, this means that a shareholder must notify UKCo if the percentage of voting rights in UKCo it holds reaches one percent and crosses any one percent threshold thereafter (up or down).

Section 793 of the UK Companies Act gives UKCo the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any UKCo shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Post-GTECH Merger Articles, if any shareholder, or any other person appearing to be interested in UKCo shares held by such shareholder, fails to give UKCo the information required by a Section 793 notice, then UKCo may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Shareholder disclosure and reporting obligation under U.S. law

Holders of more than 5% of UKCo Ordinary Shares will be required to file certain beneficial ownership reports with the Securities and Exchange Commission that are required under Section 13 of the Exchange Act and the rules and regulations promulgated thereunder.

If UKCo were to fail to qualify as a foreign private issuer for purposes of U.S. securities laws in the future, Section 16(a) of the Exchange Act requires UKCo’s directors and executive officers, and persons who own more than 10% of a registered class of UKCo’s equity securities, to file reports of ownership of, and transactions in, UKCo’s equity securities with the SEC. Such directors, executive officers and 10% stockholders would also be required to furnish UKCo with copies of all such reports they file.

2.1.1.2.                 GTECH

Name, form of incorporation, registered office and share capital

GTECH S.p.A. is incorporated as a joint stock company (Società per azioni) under Italian law and has its registered office at Viale del Campo Boario 56/D, Rome, Italy (telephone no.: +39 06518991), VAT code, tax code and number of registration at the Companies Registrar of Rome: 08028081001.

GTECH shares are traded on the Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A. (the Milan Stock Exchange, “MTA”).

As of the date of this Information Document, the authorized corporate share capital of GTECH is equal to €190,502,053.00, while the subscribed and paid in share capital is equal to €174,951,075.00, divided into 174,951,075 ordinary shares with a par value of €1.00 each.

GTECH is subject to direction and coordination by De Agostini S.p.A.

Duration and financial year

GTECH is established for a period ending on December 31, 2070 and its financial year ends on December 31.

Corporate purpose

GTECH’s objective is all activities pertaining to the organization, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad. In particular, GTECH can organize and manage, under license from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of March 17, 1993 and subsequent amendments. GTECH can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes. GTECH can further exercise and develop, under concession, national pari-mutuel games through a distribution network.

GTECH can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.

GTECH can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.

GTECH can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per Section 106 and following sections of the Legislative Decree no. 385/1993 and related administrative provisions.

Shareholders structure

GTECH is controlled by B&D Holding di Marco Drago e C. S.A.p.A. (hereinafter “B&D Holding”) (58.662%), through De Agostini S.p.A. (52.904%) which exercises direction and coordination on GTECH, and DeA Partecipazioni S.p.A. (5.758%)(1).

As of the date of this Information Document, the other shareholder who — on the basis of the communications received pursuant to Article 120 of Italian Financial Act and information in any event available to GTECH — hold, through its subsidiaries, shares in GTECH representing more than 2% of the voting share capital is Assicurazioni Generali S.p.A., with an interest equal to 3.255%.

As of the date of this Information Document, GTECH holds 1,793,026 treasury ordinary shares, equal to 1.02% of the share capital. As of the date of this Information Document, no other companies of the group hold GTECH shares.

In addition, as of as of the date of this Information Document, GTECH directors and managers having a strategic responsibility who own GTECH shares are the following:

Director / Manager having a strategic responsibility	No. of shares	% share capital
Lorenzo Pellicioli	71,400	0.041
Marco Sala	492,845	0.282
Paolo Ceretti	3,060	0.002
Jaymin Patel	193,070	0.110
Renato Ascoli	82,643	0.047
Other managers having a strategic responsibility	44,273	0.025

Corporate bodies

Board of directors and managers having a strategic responsibility

The board of directors, elected by shareholders at the ordinary shareholders’ meeting held on May 8, 2014 and in office until the date of the ordinary shareholders’ meeting that will be called in order to approve the financial statement at December 31, 2016, is composed as follows:

(1) Percentages based on the communications received pursuant to Article 120 of Italian Financial Act and information in any event available to GTECH.

Name	Position
Lorenzo Pellicioli	Chairman

Marco Sala	Chief Executive Officer

Jaymin B. Patel	Director

Paolo Ceretti	Director

Marco Drago	Director

Donatella Busso	Independent Director

Alberto Dessy	Independent Director

Anna Gatti	Independent Director

Antonio Mastrapasqua	Independent Director

Elena Vasco	Independent Director

The managers having a strategic responsibility are the following:

Name	Position
Renato Ascoli	General Manager

Fabio Cairoli	General Manager

Alberto Fornaro	Chief Financial Officier and manager in charge of drawing up corporate financial reports

Walter Bugno	In charge of International Region

Board of Statutory Auditors

The board of the statutory auditors, elected by shareholders at the general meeting held on May 8, 2014 and in office until the date of the general meeting that will be called in order to approve the financial statement at December 31, 2016, is composed as follows:

Name	Position
Massimo Cremona	Chairman

Caterina Margherita Baldari	Statutory Auditor

Sergio Duca	Statutory Auditor

Committees

The board of directors has established among its members the remuneration and nomination Committee and the control, risk and related parties Committee — being the latter comprised solely of independent directors.

Independent Auditors

PricewaterhouseCoopers S.p.A. was appointed as the GTECH’s independent auditor for statutory reporting purposes in Italy on May 8, 2014, and the relevant mandate will expire upon completion of the audit of the financial statements for the year ended December 31, 2022.

The previous independent auditor, Reconta Ernst & Young S.p.A., issued an unqualified opinion on the GTECH’s 2013 statutory and consolidated financial statements.

Reports of the independent auditors are publicly available as indicated under Paragraph 2.3.

Changes to share-based incentive plans resulting from the Transaction

GTECH has currently outstanding certain stock incentive plans to the benefit of officers and employees of the companies belonging to its group. There are currently stock option plans (2009-2015, 2010-2016, 2011-2017, 2012-2018, 2013-2019, 2014-2020 plans) and restricted stock plans (2011-2015, 2012-2016, 2013-2017, 2014-2018 plans).

Subject to the completion of the Transaction, for each right held, the beneficiaries of said stock option and restricted stock plans referred to GTECH ordinary shares shall be granted a comparable right with respect to an adequate number of UKCo Ordinary Shares, effective from the GTECH Merger Effective Date, subject to the revision, as the case may be, of the performance objectives for any options and awards not yet vested.

2.1.1.3.                 IGT

Name, form of incorporation, registered office and share capital

IGT is a global gaming company specializing in the design, development, manufacture, and marketing of casino-style gaming equipment, systems technology, and game content across multiple platforms — land-based, online real-money and social gaming. IGT is a leading supplier of gaming entertainment products worldwide and provides a diverse offering of quality products and services at competitive prices, designed to enhance the gaming player experience.

IGT was incorporated in Nevada in December 1980 to facilitate its initial public offering (IPO) in 1981. Principally serving the U.S. gaming markets when founded, IGT expanded into jurisdictions outside the U.S. beginning in 1986.

IGT has a registered office at 9295 Prototype Drive, Reno, Nevada (telephone no.: +1 (775)448-7777), SEC File number: 001-10684.

The authorized capital stock of IGT consists of 1,280,000,000 shares of common stock, par value of US$0.0015625 per share, 247,296,260 of which were outstanding as of October 10, 2014. Shares of IGT common stock are currently listed on the NYSE.

Financial years

IGT’s fiscal year ends on the Saturday nearest September 30 of each year.

Shareholder structure

The following sets forth information with respect to the beneficial ownership of IGT common stock by persons known by IGT to own beneficially more than 5% of the outstanding common stock of

IGT, based on information made public pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended, with percentages calculated based on the number of shares outstanding as of October 10, 2014:

•                  The Vanguard Group, Inc.(1): 6.677%

•                  BlackRock, Inc.(2): 6.039%

•                  State Street Corporation(3): 5.074%

•                  Gates Capital Management, Inc.(4): 5.057%

(1)                                 Based upon beneficial ownership information contained in a Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. on February 11, 2014, in its capacity as an investment advisor of several trusts.

(2)                                 Based upon beneficial ownership information contained in a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 29, 2014, on behalf of BlackRock, Inc. and its subsidiaries.

(3)                                 Based upon beneficial ownership contained in a Schedule 13G filed with the SEC by State Street Corporation on February 3, 2014, on behalf of State Street Corporation and its subsidiaries.

(4)                                 Based upon beneficial ownership contained in a Schedule 13G filed with the SEC by Gates Capital Management, Inc., Gates Capital Partners, L.P., ECF Value Fund, L.P., ECF Value Fund II, L.P., ECF Value Fund International Master L.P. and Jeffrey L. Gates on January 29, 2014.

As of October 10, 2014, IGT held 27,424,345 treasury shares, equal to the 11,1% of its share capital. There are not companies belonging to Group IGT that hold IGT shares.

The following sets forth information as of October 10, 2014 with respect to the ownership of IGT’s outstanding common stock by each of IGT’s directors and executive officers:

Director / Executive Officer	No. of shares	% voting share capital
Paget L. Alves	29,253	0.0118%
Eric A. Berg (1)	28,988	0.0117%
Eric F. Brown	4,828	0.002%
Janice D. Chaffin	36,284	0.0147%
Greg Creed	12,750	0.0052%
Will Daugherty	0	0%
Paul C. Gracey, Jr.	13,155	0.0053%
Patti S. Hart	951,129	0.3846%
Robert J. Miller	29,534	0.0119%
Vincent L. Sadusky	26,284	0.0106%
Philip G. Satre	106,107	0.0429%
Eric P. Tom	94,618	0.0383%
John M. Vandemore	24,691	0.01%
Tracey D. Weber	4,828	0.002%

(1)   On October 15, 2014 Eric A. Berg resigned from his position as Chief Operations Officer of IGT.

Corporate bodies

The board of directors, appointed by the annual shareholder meeting of IGT on March 10, 2014 for one year, is composed of the following (as of October 10, 2014):

Name	Position
Philip G. Satre	Chairman and Independent Director

Patti S. Hart	Chief Executive Officer and Director

Paget L. Alves	Independent Director

Eric F. Brown	Independent Director

Janice D. Chaffin	Independent Director

Greg Creed	Independent Director

Robert J. Miller	Independent Director

Vincent L. Sadusky	Independent Director

Tracey D. Weber	Independent Director

The executive officers are the following (as of October 10, 2014):

Name	Position
Patti S. Hart	Chief Executive Officer

Eric A. Berg (1)	Chief Operations Officer

Will Daugherty	Senior Vice President and General Manager of DoubleDown Interactive

Paul C. Gracey	General Counsel and Secretary

Eric P. Tom	Executive Vice President Global Sales

John M. Vandemore	Chief Financial Officer and Treasurer

(1)                       On October 15, 2014, Eric A. Berg resigned from his position as Chief Operations Officer of IGT.

Committees

The IGT board of directors has five standing committees, namely: (i) the Audit Committee, (ii) the Capital Deployment Committee, (iii) the Compensation Committee, (iv) the Executive Committee and (v) the Nominating and Corporate Governance Committee.

2.1.2.                           Description of the structure, terms and conditions of the Transaction

2.1.2.1                    Modalities, structure and conditions of the Transaction

Modalities and structure of the Transaction

The GTECH merger will be implemented by absorption of GTECH with and into UKCo, a company whose voting share capital is wholly and directly owned by GTECH. The GTECH Merger will be executed pursuant to the Directive 2005/56/EC of the European Parliament and Council of 26

October 2005 on cross-border mergers of limited liability companies, implemented in the United Kingdom by the UK Regulation and in Italy by the Decree 108/08.

The GTECH Merger is part of a wider transaction involving the acquisition by GTECH of IGT, a company incorporated under the laws of Nevada and with shares listed on the New York Stock Exchange.

The Merger Agreement provides, in particular, that the Transaction shall be carried out through:

•                                the GTECH Merger, pursuant to which holders of GTECH ordinary shares will receive one UKCo Ordinary Share in exchange for each GTECH ordinary share held; and

•                                the IGT Merger, pursuant to which (a) Georgia US will merge with and into IGT and (b) each issued and outstanding share of common stock of IGT will be converted into the right to receive a combination of (i) US$13.69 in cash (together with any additional cash described in clause (iii) below, the “Per Share Cash Amount”), (ii) a number of UKCo Ordinary Shares determined by dividing US$4.56 by the average of the volume-weighted average prices, rounded to four decimal points, of GTECH ordinary shares on the MTA (converted to the US$ equivalent calculated at the end of each trading day) on 10 randomly selected individual trading days within the period of 20 consecutive trading days ending on (and including) the second trading day prior to the effective time of the IGT Merger (such average, the “GTECH Share Trading Price”), subject to a minimum of 0.1582 UKCo Ordinary Shares and a maximum of 0.1819 UKCo Ordinary Shares (the “Share Consideration”), provided that (iii) if the Share Consideration would, but for the cap described in clause (ii), exceed 0.1819, the Per Share Cash Amount will be increased by an additional amount in cash equal to the product of such excess number of shares (up to a maximum of 0.0321) and the GTECH Share Trading Price.

The calculation explained above reflects a collar mechanism, as described in the press release issued by GTECH on July 16, 2014, based on the fluctuation of the GTECH Share Trading Price, compared to the GTECH share market price used as benchmark when the Merger Agreement was executed, within the limits of +/- 15%.

Following completion of the Transaction, approximately 79.4% of UKCo’s ordinary share capital will be held by current GTECH shareholders and approximately 20.6% of UKCo’s ordinary share capital will be held by current IGT shareholders (2).

The Merger Agreement is available, in English, as an attachment of the Registration Statement, on the GTECH website (www.gtech.com).

It is expected that, in accordance with the terms of the Merger Agreement, the GTECH Merger and the IGT Merger will be completed, subject to the satisfaction or waiver, if permitted, of the conditions precedent set forth in the Merger Agreement and in the GTECH Merger Terms, as follows:

(i)                           pursuant to the provisions of Articles 4 and 15, paragraph 3, of the Decree 108/08 and the UK Regulation, the GTECH Merger shall be executed in accordance with the relevant provisions of

(2) Percentages calculated assuming that: (a) for each of the 247,296,260 shares outstanding of IGT, IGT shareholders will receive 0.1819 UKCo shares (without any adjustment to the IGT Consideration in accordance with the terms of the Merger Agreement); (b) no GTECH shareholders will exercise cash exit rights; (c) the 1,793,026 treasury shares currently held by GTECH will be kept in the GTECH portfolio and cancelled in the context of the GTECH Merger; and (d) the number of issued shares of GTECH will be equal to 174,951,075.

English law and will become effective on the date which shall be fixed by the High Court of England and Wales, with its order as competent English authority; and

(ii)                      the IGT Merger will be the final transaction and will be effective immediately after the GTECH Merger, or at such later date, permitted by the laws of Nevada, as may be agreed by the parties to the Merger Agreement, it being understood that the GTECH Merger and the IGT Merger, although legally distinct transactions, are intended to produce a single economic result with the effective times for each merger being as proximate as possible. The execution of each transaction shall take place only once all conditions precedent to the GTECH Merger and the IGT Merger have been satisfied or validly waived and all pre-merger formalities have been taken.

Before the GTECH Merger is completed, GTECH intends to carry out, subject to any required authorizations, a reorganization of its Italian business, in order to separate operating activities from holding activities, to allow the continuity of Italian activities and to rationalize its participations, through one or more Italian companies wholly owned by GTECH to which (a) the business unit — composed by tangible and intangible assets (including shareholding), receivables, debts, personnel and other assets and liabilities —, related to the exercise of the concession for the Lotto game and to the supply of administrative, commercial and general services in favor of the companies directly or indirectly controlled by GTECH, will be contributed, and (b) almost all the equity holdings in Italian companies held by GTECH will be contributed and sold.

As a result and following the GTECH Merger and the IGT Merger, UKCo will become the new holding company of the enlarged group resulting from the combination of IGT and GTECH, since UKCo will control directly the entire issued share capital of IGT and, indirectly, all the companies currently controlled by IGT; UKCo will also control, directly and/or indirectly, all the companies currently controlled by GTECH, as reorganized pursuant to the Italian Reorganization.

Conditions to the Transaction

(1)                       Conditions precedent to the obligation of each of the parties of the Merger Agreement to execute the GTECH Merger and the IGT Merger

The respective obligations of each party of the Merger Agreement to execute the GTECH Merger and the IGT Merger are subject to satisfaction or, if permitted, to the waiver (in writing) prior to the Closing Date (as defined in the Merger Agreement) of the following conditions specified in the Merger Agreement:

(i)                         the approval of the Merger Agreement and transactions contemplated thereby at the IGT shareholders’ meeting;

(ii)                      the approval of the GTECH Merger at the GTECH Extraordinary Shareholders’ Meeting;

(iii)                   the declaration of effectiveness of the registration statement on Form F-4 (together with any amendments, the “Registration Statement”) by the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”); no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and remaining in effect, and no proceedings for that purpose having been initiated or — to the knowledge of GTECH, UKCo or IGT — threatened by the SEC;

(iv)                    UKCo Ordinary Shares, which are to be allotted and issued to GTECH and IGT shareholders in connection with the GTECH Merger and the IGT Merger, respectively, having been authorised for listing on the New York Stock Exchange (“NYSE”), subject to an official notice of issuance;

(v)                       the 60-day period following the date upon which the resolution of the GTECH Extraordinary Shareholders’ Meeting has been registered with the Companies’ Register of Rome having expired or having been earlier terminated pursuant to the posting of a bond by GTECH sufficient to satisfy GTECH’s creditors’ claims, if any, without prejudice to Article 2503 of the Italian Civil Code;

(vi)                    (a) the waiting period (and any extensions thereof) applicable to the IGT Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the laws and regulations issued pursuant to this, having expired or been terminated; (b) the Competition Act Clearance, as defined in the Merger Agreement, applicable to the consummation of the Transaction having been received; and (c) the waiting periods and approvals applicable to the consummation of the GTECH Merger and IGT Merger of the Antitrust Laws of Colombia having expired, been terminated or been obtained, as applicable;

(vii)                 the Gaming Approvals, as defined in the Merger Agreement (the “Gaming Approvals”), relating to GTECH and IGT, having been obtained and being in full force and effect; provided that, notwithstanding anything to the contrary herein, GTECH may in its sole discretion waive any such Gaming Approval on behalf of both IGT and GTECH, if consummation of the Transaction in the absence of such Gaming Approval would not constitute a violation of applicable law, on the advice of outside counsel reasonably satisfactory to GTECH and IGT; provided that (a) GTECH has confirmed in an irrevocable written notice delivered to IGT that all of the conditions set forth in this Paragraph (1) and the next Paragraph (2) have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (as defined in the Merger Agreement), provided that such conditions are reasonably capable of being satisfied), (b) the Closing (as defined in the Merger Agreement) shall occur immediately following any such waiver and (c) no such waiver shall otherwise affect the obligations of GTECH, UKCo and Georgia US set forth in the Merger Agreement;

(viii)              no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order which is in effect and prohibits consummation of the Transaction in accordance with the terms set forth in the Merger Agreement;

(ix)                    the order approving the GTECH Merger having been issued by the High Court of England and Wales and having been in full force and effect for at least 21 days; and

(x)                       if GTECH or UKCo determines (acting reasonably and in good faith) that a prospectus or equivalent document is required to be prepared by GTECH and/or UKCo in connection with the Transaction, formal approval by the relevant competent authority in respect of such document having been obtained.

With reference to the condition precedent relating to antitrust laws provided in point (vi) above, on July 29, 2014, GTECH and IGT filed their respective notifications pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the antitrust agencies granted early termination of the applicable waiting period on August 8, 2014. GTECH and IGT filed an advance ruling certificate application pursuant to Section 102 the Competition Act (Canada) (the “Competition Act”) on August 21, 2014, and premerger notifications pursuant to Section 114 of the Competition Act on August 27, 2014. The relevant waiting period under the Competition Act expired on September 26, 2014, and on October 6, 2014, GTECH was advised in writing by the Competition Bureau that the Commissioner of Competition does not, at such time, intend to make an application under section 92 of the Competition Act in respect of the GTECH Merger and the IGT Merger. On September 15, 2014, GTECH and IGT received notification from the competition authorities in Colombia of closing of the review of the Transaction. In light of the above, the condition precedent under point (vi) above is already fulfilled.

(2)                       Conditions precedent to the obligation of each of GTECH, UKCo and Georgia US to execute the GTECH Merger and the IGT Merger.

The obligation of GTECH, UKCo and Georgia US to effect the GTECH Merger and the IGT Merger is subject to the satisfaction, or waiver (in writing), of each of the following additional conditions at or prior to the Closing Date (as defined in the Merger Agreement):

(i)                         the representations and warranties of IGT, as set forth in the Merger Agreement, being true, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)                      IGT having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement);

(iii)                   GTECH having received a certificate signed by an executive officer of IGT on behalf of IGT as to the satisfaction of the conditions set out under (i) and (ii) of this Paragraph (2).

In addition, under the GTECH Merger Terms, the GTECH Merger is subject to the condition precedent that the Merger Agreement is not terminated by GTECH or IGT under the terms of the Merger Agreement and, in particular, that GTECH does not terminate the Merger Agreement following the exercise of cash exit rights by the shareholders of GTECH representing over 20% of the GTECH ordinary shares outstanding at the date of signing of the Merger Agreement.

(3)                       Conditions precedent to the obligation of IGT to execute the IGT Merger

The obligation of IGT to effect the IGT Merger is subject to the satisfaction, or waiver (in writing), of each of the following additional conditions at or prior to the Closing Date (as defined in the Merger Agreement):

(i)                         the representations and warranties of GTECH, as set forth in the Merger Agreement, being true, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)                      GTECH, UKCo and Georgia US having performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement);

(iii)                   IGT having received a certificate signed by an authorized officer of GTECH on behalf of GTECH as to the satisfaction of the conditions set out under (i) and (ii) of this Paragraph (3); and

(iv)                    IGT having received an opinion of a law firm of international standing provided by GTECH confirming that the GTECH Merger and any related transactions, including the issue of shares in favour of the relevant shareholders, excluding any withdrawal from GTECH: (a) will be tax neutral for GTECH shareholders for the purposes of the EU Council Directive 90/434 of 23 July 1990, as implemented in Capo III and Capo IV, Titolo III, of the Italian Presidential Decree No. 917 of 22 December 1986, as amended; (b) will not trigger any Italian Taxes, as defined in the Merger Agreement, for UKCo, GTECH (except for the Italian exit tax which, based on estimates as at the date of the Merger Agreement and representations of GTECH, should not exceed 50 million Euro), IGT or their shareholders (on the assumption that they are not resident in Italy or operate through a permanent Italian establishment), and will not reasonably expose GTECH, UKCo or their shareholders to material future tax liabilities in Italy in respect of the GTECH Merger, and in the case of tax claims the risk that the tax authorities could succeed is remote; and (c) will not trigger any United Kingdom Taxes (as defined in the Merger Agreement) for UKCo, GTECH, IGT or their shareholders.

Satisfaction or waiver of the conditions set out in Paragraphs (1), (2) and (3) above will be evidenced between the administrative bodies of each Company in a written statement to be addressed by the GTECH Board to the UKCo administrative body and vice versa, subject to (as the case may be) prior approval by the GTECH Extraordinary Shareholders’ Meeting, if required.

In addition to the foregoing, the GTECH Merger cannot be completed until:

(i)                            a declaration has been received from the Court of Rome, declaring that no creditor has opposed the GTECH Merger under Article 2503 of the Italian Civil Code or, in case of any opposition proposed within 60 days from the date of registration with the Register of Companies of Rome of the resolution of approval of these Common Cross-Border Merger Terms at the GTECH extraordinary shareholders’ meeting, a deposit with a bank of the amount required to satisfy possible claims by creditors of GTECH which might have opposed the GTECH Merger, without prejudice to the provisions under Article 2503 of the Italian Civil Code; and

(ii)                      delivery by the Italian public notary selected by GTECH and the competent UK Court of the pre-merger compliance certificate; such certificate being the pre-merger compliance certificate within the meaning of EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005 on cross-border mergers of limited liability companies and of Article 11 of the Decree 108/08 and Regulation 6 of UK Regulation.

Source of financing of the Transaction

On July 15, 2014, GTECH obtained a debt commitment letter, pursuant to which affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc. provided commitments to fund a 364-day senior bridge term loan credit facility in an aggregate principal amount up to approximately US$10.7 billion or approximately €7.9 billion based on the US$/€ exchange rate of 0.737 on July 15, 2014 (such amount is equal to approximately US$10.4 billion or approximately €8.2 billion based on the US$/€ exchange rate of 0.785 on September 26, 2014). The bridge facility is to consist of four sub-facilities, the proceeds of which are to be used, among other things, to pay the cash portion of the IGT merger consideration, to fund transaction expenses, to redeem and/or refinance existing specified indebtedness of GTECH and IGT, to the extent applicable, and to fund cash payments to GTECH shareholders exercising rescission rights. It is anticipated that the bridge facility will be drawn only to the extent that GTECH is unable to raise debt financing in the form of term loans and/or debt securities at or prior to the closing of the Mergers.

The obligation of each commitment party to fund its commitments under, and perform the agreed upon services set forth in, the debt commitment letter is subject to a number of conditions, including, without limitation, execution and delivery of definitive documentation consistent with the debt commitment letter. The commitments will expire on the earliest to occur of (i) the date of July 15, 2015 (except for certain extension rights under terms and conditions provided in the commitment letter), (ii) the closing of the acquisition, (iii) the date the Merger Agreement is terminated or expires and (iv) receipt by the commitment parties of written notice from GTECH and UKCo of their election to terminate the commitments.

The definitive documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described herein. Although the debt financing described herein is not subject to due diligence or a “market out,” such financing may not be considered assured. The obligation of the commitment parties to provide debt financing under the debt commitment letter is, as noted above, subject to a number of conditions.

As announced by GTECH to the market with an ad hoc press release, on August 20, 2014, the aforesaid 364-day committed bridge term loan credit facility of up to US$10.7 billion has been fully syndicated.

Support Agreement and Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, DeA Shareholders entered into a Support Agreement with IGT. Pursuant to the Support Agreement, the DeA Shareholders committed, inter alia, to (i) vote the shares held by them in favour of the Transaction in any shareholders’ meeting of GTECH called to resolve upon the same; (ii) vote the shares held by them against (a) any GTECH Competing Proposal as defined in the Merger Agreement, such term meaning any proposal or offer (other than a proposal or offer by IGT or any of its subsidiaries or the reorganization of GTECH Italian activities as referred to in the Merger Agreement) relating to, among others, any direct or indirect acquisition (whether by merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, equity investment, joint venture or otherwise) of more than twenty percent (20%) of the assets of GTECH and the GTECH Subsidiaries or the acquisition in any manner of more than twenty percent (20%) of the issued and outstanding GTECH Shares or any action which is a component of any GTECH Competing Proposal, and (b) any amendment of the GTECH charter (regolamento del consiglio di amministrazione) or GTECH by-laws or other proposal, which would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the GTECH ordinary shares; and (iii) not to transfer the shares held by them until the completion of the Transaction. The DeA Shareholders’ obligations pursuant to the Support Agreement will terminate upon the earlier of (1) the effective date of the GTECH Merger, (2) the termination of the Merger Agreement in accordance with its terms, and (3) any amendment to the Merger Agreement without the prior written consent of the DeA Shareholders that (x) increases the consideration for the IGT Merger or (y) modifies, in a manner material and adverse to the DeA Shareholders, the rights associated with the UKCo Special Voting Shares.

The Support Agreement has been published by the parties pursuant to Article 122 of the Italian Financial Act. The abstract of such agreement is available on CONSOB’s website (www.consob.it) and on GTECH’s website (www.gtech.com).

On July 15, 2014, the DeA Shareholders also entered into a Voting Agreement with IGT. Pursuant to the Voting Agreement, from and after the GTECH Merger Effective Time until the three-year anniversary of the IGT Merger Effective Time, the DeA Shareholders shall vote all of the UKCo Ordinary Shares then owned in favor of any proposal or action so as to effect and preserve the board and executive officer composition of UKCo in place immediately following the Mergers.

In addition, pursuant to the Voting Agreement, the DeA Shareholders are restricted from transferring any covered UKCo Ordinary Shares (i) to any affiliate prior to the three-year anniversary of the IGT Merger Effective Time, unless the affiliate agrees to be bound by the Voting Agreement, or (ii) to any other person prior to the two-month anniversary of the IGT Merger Effective Time.

The Voting Agreement will terminate upon the earlier of (1) the termination of the Merger Agreement in accordance with its terms, (2) any amendment to the Merger Agreement that (x) increases the merger consideration to be received by IGT shareholders or (y) modifies, in a manner adverse to DeA Shareholders, the rights associated with the Special Voting Shares, in the case of each of clauses (x) and (y), without the prior written consent of DeA Shareholders, and (3) three years after the IGT Merger Effective Time.

All determinations regarding any dispute between UKCo, IGT and the DeA Shareholders following the effective times of the Mergers will be made by a committee of independent directors of UKCo who are not directors, officers or employees of the DeA Shareholders.

Relationships between GTECH and IGT

As of the date of this Information Document, GTECH Group maintains no significant relationship with IGT Group.

For the sake of completeness, below is provided a brief description of the contracts between GTECH and IGT in force as of the date of this Information Document: (i) in August 2008, subsidiaries of IGT and GTECH entered into a Game Manufacturer Cashless License Agreement pursuant to which GTECH licenses certain intellectual property rights relating to cashless gaming functionality offered in some GTECH casino gaming machines; (ii) in October 2011, subsidiaries of GTECH and IGT entered into a Gaming Platform License Agreement pursuant to which GTECH is able to offer IGT interactive game content to GTECH gambling operator customers; (iii) in March 2012, subsidiaries of GTECH and IGT entered into an agreement allowing GTECH to use and distribute in Italy IGT game content on GTECH Video Lottery Terminals (VLTs) and to lease a limited quantity of IGT Video Lottery Terminals (VLTs) in the Italian VLT market; (iv) in October 2012, subsidiaries of GTECH and IGT entered into an agreement that allows GTECH to use IGT interactive game content in the Italian market; and (v) in July 2014, subsidiaries of GTECH and IGT entered into an agreement that allows GTECH to use IGT interactive game content in the Norwegian market.

Management does not believe that any of the above contracts are material.

To the knowledge of GTECH, there are no significant relationship or agreement between its directors and/or officers, on one side, and IGT, on the other.

Fees and expenses relating to the Transaction

All costs and expenses incurred in connection with the Merger Agreement and the Mergers and the other transactions contemplated by the Merger Agreement generally are to be paid by the party incurring such costs and expenses, except that GTECH will be responsible for certain expenses associated with antitrust and gaming approvals and the NYSE listing application, provided that IGT must reimburse such expenses associated with antitrust and gaming approvals and the NYSE listing application if the Merger Agreement is terminated by GTECH because of an uncured breach of the Merger Agreement by IGT that gives rise to the failure of certain conditions to Closing. In addition, GTECH will be responsible for certain expenses incurred by IGT due to IGT’s cooperation with respect to the financing of the transaction.

2.1.2.2                    Values attributed to companies participating in the Transaction

The board of directors of GTECH determined the Exchange Ratio after first conducting a valuation of the companies taking part in the GTECH Merger, and considering the anticipated nature and size of UKCo on the GTECH Merger Effective Date.

Furthermore, with regard to the Transaction in the context of which the GTECH Merger is taking place, and, specifically, to the effects on UKCo that will be determined immediately after the completion of the GTECH Merger, the completion of the IGT Merger and the payment of the IGT Consideration to IGT shareholders, the board of directors also considered it appropriate to conduct a comparative valuation of the companies taking part in the Transaction, considering the specific characteristics of the Transaction itself and the theoretical effects that it could have on UKCo’s economic value.

In conducting the valuations, the GTECH board of directors was assisted by financial advisor Credit Suisse Securities Europe Limited, which also issued a fairness opinion regarding the fairness from a financial viewpoint of the Exchange Ratio in connection with the Transaction. The fairness opinion issued by Credit Suisse on July 15, 2014, together with the bring-down letter issued on October 1, 2014, are attached as Annex 5.

(1)                                Valuation approach and methodologies

The Exchange Ratio was determined after having conducted valuations of the companies taking part in the GTECH Merger, and having regard to the anticipated nature and size of UKCo on the GTECH Merger Effective Date. More specifically, as (a) this is a cross-border reverse merger of GTECH into a wholly-controlled company with a subscribed and paid-up share capital of £50,001, divided into: 1 ordinary share held by GTECH and 50,000 sterling non-voting shares, each with a nominal value of £1.00, and (b) UKCo will have no material economic value immediately before the

GTECH Merger Effective Date, there will be a substantial continuity in the values of GTECH into UKCo, without dilutive effects for GTECH shareholders.

Having said this, with reference to the GTECH Merger, for the purpose of the valuations of the companies taking part in the broader Transaction, the valuation methodologies of the economic capital of GTECH and IGT were chosen taking into account the specific characteristics of the sectors in which the companies operate, their activities, their status as listed companies and the objectives of the valuation itself, in accordance with the criteria commonly used in corporate finance, as well as by applying the methodologies normally adopted in transactions involving the integration of different economic entities.

In the specific context of company valuations for mergers or integrations, the main objective is to estimate the “relative” values of the companies’ economic capital, and these values should not therefore be assumed with reference to contexts other than that in which the Transaction is taking place. Generally, the principle underlying company valuations used to determine if exchange ratio is appropriate consists of homogenizing analysis and estimated criteria for the companies taking part. This involves selecting criteria and methods that follow the same valuation logic and that are most appropriate for the companies being valued, but which nevertheless take into account the differences between them, in order to propose comparable and consistent values that allow the appropriateness of the exchange ratio to be determined.

For the purpose of the analysis to determine the valuation of GTECH and IGT, the companies were considered on a stand-alone basis and as going concerns, thereby leaving aside any potential economic or financial impact that could be generated by the Transaction.

In the case in question, the methods used by the board of directors to value GTECH and IGT were the Discounted Cash Flow (“DCF”) and the trading multiples of comparable companies. Other valuation methods were also used purely for information purposes, such as market trading prices and an analysis of financial analysts’ target prices, as well as an analysis of the implied multiples paid in similar and comparable transactions.

In light of the above and having determined the stand-alone valuations of the companies, the board of directors verified that the Exchange Ratio was appropriate, based on the theoretical value of UKCo’s economic capital and the relative value implicit in UKCo shares, upon completion of the Transaction, assuming the exchange ratio of one ordinary UKCo share for each ordinary GTECH share.

In calculating the theoretical value of UKCo’s economic capital, and the relative implicit price per share, the specific characteristics of the Transaction and the theoretical effects that the Transaction could have on the economic value of the companies taking part therein, and particularly UKCo, were considered. These effects mainly relate to the impact resulting from the increase in financial debt for UKCo necessary to pay IGT shareholders the amount due in cash for IGT shares, as well as the potential economic, financial and tax benefits resulting from the integration of the companies with UKCo. In addition, certain effects were taken into consideration which, although not certain, could occur in relation to the Transaction, particularly the exercise of cash exit rights by GTECH shareholders (see Paragraph 2.1.2.5), the potential impact resulting from the increase in the cash component in the payment for ordinary IGT shares by UKCo compared with the component settled in UKCo shares owing to a possible adjustment due to the collar mechanism.

In order to value GTECH and IGT on a stand-alone basis and calculate the theoretical value of UKCo’s economic capital and the related implicit price per share, ranges of values were determined for each valuation methodology, whose upper and lower extremes were labeled “Low” and “High” respectively.

For the sake of completeness of its analysis, the board of directors also considered, for the purposes of the GTECH Merger, the valuation of GTECH and UKCo on a stand-alone basis, without taking into account the theoretical effect of the Transaction on the economic value of UKCo.

(2)                                Description of the valuation methodologies

DCF methodology

The DCF methodology was adopted in order to calculate the operating cash flows that the companies could generate in the future, taking into account their specific characteristics in relation to profitability, growth, risk level, capital structure and expected investment level.

Based on this method, a company’s economic capital is calculated as the sum of (a) the current value of unlevered operating cash flows expected over the life of a medium- to long-term explicit forecast plan, and in general, (b) the company’s residual value at the end of the explicit forecast period of the cash flows (“terminal value”), net of (c) net financial debt, any value of interests held by third parties and making adjustments for any non-operating assets. The present value of cash flows is usually obtained through the weighted average cost of capital (“WACC”), calculated as the weighted average of cost of equity capital and the cost of debt capital, net of tax effect. The cost of equity is usually estimated using the Capital Asset Pricing Model (“CAPM”).

Comparable companies trading multiples analysis

The comparable companies trading multiples method assumes that a company’s value may be determined using information provided by the market with reference to companies with similar characteristics. Specifically, according to the multiples method, a company’s value may be calculated based on the valuation that the market assigns to comparable companies, expressed as a ratio between the “Enterprise Value” or market capitalization, and certain reference financial indicators (e.g. EBITDA or net profit).

To apply this method, the sample of comparable companies must be determined, as well as the multiples that are best adapted to the characteristics of the companies being analyzed, and the purpose of the analysis itself. Once the multiples for comparable companies have been calculated, and an appropriate range has been identified, this range must be used to calculate the value of the company in question by multiplying it by the relevant financial indicators.

A more accurate valuation of a company’s economic capital is obtained if the companies included in the sample have similar characteristics to the company being analyzed, the type of multiple used reflects the specific nature of the sector and the objective of the analysis, and the multiples of the companies included in the sample are constructed and adjusted coherently and homogenously.

Analysis of trading prices

Market price analysis enables a company’s economic value to be identified with the value attributed to it by the stock market where the company’s shares are traded.

This methodology consists of valuing the company’s shares based on the market price on a certain date, or the average price of the shares registered in the stock market in which the shares are traded over a certain time period.

Specifically, the choice of the time period over which to calculate the average prices must be fairly balanced between the mitigation of any short-term volatility (for which a longer time horizon would be preferable) and the need to reflect the most recent market conditions and the current situation of the company being valued (for which only recent prices should be taken into consideration).

Furthermore, the chosen time period should only include prices that are not influenced by news on the potential transaction in the context of which the valuation is being conducted, or other information which could generate a distortive effect (prices defined as “unaffected”).

Analysis of analysts’ target prices

The methodology consists of analyzing the target prices and recommendations contained in the research of analysts who cover the securities being valued. These prices must be adjusted to reflect solely the stand-alone valuation of the companies being analyzed and not also the effects of announced or potential extraordinary transactions.

Analysis of comparable transactions multiples

The comparable transactions multiples method follows the same logic as the comparable companies trading multiples method. The identification of the multiple to be applied to the relevant financial indicators of the company being valued is calculated as the ratio between the price paid or the implied Enterprise Value and the relevant reference financial indicator. Unlike market multiples, the reference financial indicator is based solely on the latest available historical data and not on future estimates.

In selecting the previous transactions, the analysis must take into consideration, among other things, the industrial and commercial sectors in which the companies are active, the characteristics of the acquiring company, the shareholding to be acquired, payment methods and price adjustment mechanisms, as well as the competitive nature of the acquisition process.

2.1.2.3                    Valuation criteria and methodologies applied for the exchange ratio determination

The GTECH Merger will be conducted through the cross-border merger of GTECH into UKCo with the issue to GTECH shareholders of UKCo shares, based on the Exchange Ratio established.

As part, and in continuity, of the Transaction, and immediately following the GTECH Merger, the IGT Merger will be completed, through the merger of GTECH US (a company wholly-owned by UKCo) into IGT, at the same time as the issue of UKCo shares to IGT shareholders for the component of the purchase price for their shares not settled in cash.

Given that, based on the Exchange Ratio, GTECH shareholders will receive one ordinary UKCo share for each ordinary share of GTECH held, the GTECH board of directors conducted the valuations of GTECH and IGT within the context of the overall Transaction in order to calculate the potential theoretical value of UKCo’s economic capital and the relative implicit value per share, so as to be able to determine if the proposed exchange ratio is appropriate. In determining the value of UKCo’s economic capital and the relative implicit value per share, the effect of the specific characteristics of the

Transaction and the effects that the Transaction could have on the economic value of the companies taking part therein, and of UKCo in particular, were also taken into consideration.

(1)                                 Application of the selected methodologies

DCF

The DCF analysis for GTECH and IGT was conducted in order to determine the fundamental valuation of the two companies, calculating the present value of operating cash flows that the Companies could generate in the future.

The methodology was applied to the GTECH and IGT business plans, as prepared by GTECH’s management. These business plans provide an explicit forecast period for operating cash flow for the years from 2014 to 2018; a terminal value was also estimated for both Companies after the years covered by the explicit forecasts of the respective business plan, based on expected normalized cash flow.

The WACC range for the valuation of GTECH and IGT was constructed as the central value resulting from the application of the CAPM. To determine the economic capital, the Enterprise Value was adjusted for the Companies’ latest net financial debt, along with other adjustments (i.e. minority interests and non-operating items). In the case of GTECH, the Enterprise Value was adjusted to take into account the estimated cost to renew the “Gratta e Vinci” (“Scratch & Win”) concession to be sustained beyond the explicit forecast horizon of the operating cash flows.

Application of market multiples

The market multiples method is based on the application of amounts obtained through the analysis of comparable companies (multiples) to certain financial parameters of the companies being valued.

Two different samples were used for GTECH and IGT, which better reflected the specific characteristics of the companies and the sectors in which they operate, specifically:

-                                  for GTECH, the sample includes selected operators in the lottery business (Intralot, Opap, Tatts Group, Tabcorp, Scientific Games) and the sale of gaming machines (Aristocrat, Bally, Multimedia Games, IGT);

-                                  for IGT, the sample includes Aristocrat, Bally, Multimedia Games and Scientific Games. The sample used for IGT only includes selected operators mainly active in the gaming machines sector, as they are more representative of IGT’s business model.

As the main but not exclusive methodology, the EV/EBITDA and EV/(EBITDA net of fixed investment) were used as a multiplier of the companies in the sample, having as reference the financial estimates relating to the year 2015.

The range of values was determined taking into account a sensitivity analysis based also on the average multiplier of the companies in the sample.

The data for the calculation of the multipliers of the companies in the sample were taken from financial analysts’ consensus forecasts, financial statements and company data.

Other methodologies

In addition to the main methodologies, other methods used for purely information purposes are also shown below.

Analysis of trading prices: the application of this method led to the definition of a range based, for GTECH, on the minimum and maximum value of the share price over a time period of 12 months up to June 13, 2014 (the last trading day before GTECH issued a press release announcing that it was engaged in preliminary, exploratory discussions as part of a process regarding a potential transaction with IGT). For IGT, the share price was determined based on the minimum and maximum values up to June 6, 2014; it was considered that after June 6, 2014, the share price was affected by rumors and press releases relating to a potential strategic operation regarding IGT.

Analysis of financial analysts’ consensus forecasts: the recommendations and target prices of analysts who publish research on GTECH and IGT were examined.

Analysis of implied multiples paid in comparable companies transactions: an analysis was conducted using this methodology, but the results were considered to be of little significance given the low number of comparable transactions and their nature.

(2)                                 Exchange Ratio established

The GTECH board of directors decided to propose an exchange ratio of one ordinary UKCo share for every ordinary GTECH share.

In order to assess whether the Exchange Ratio was appropriate within the context of the Transaction, the board of directors also compared the value of GTECH shares with the theoretical value of UKCo shares resulting from the Transaction, taking into account all the potential effects generated by and resulting from the integration of GTECH, IGT and UKCo.

For the valuation of UKCo’s Enterprise Value resulting from the Transaction, the DCF was used as the reference methodology, supported and verified by the results of the comparable companies’ trading multiples methodology.

With regard to the valuation of UKCo’s Enterprise Value based on DCF, the Low and High cases were constructed by adding together the Enterprise Value of GTECH and IGT on the basis of the DCF in the Low and High cases respectively. The DCFs of GTECH and IGT in the Low and High cases assume different valuation hypotheses as regards the WACC and the long-term growth rate “g”. To determine UKCo’s Enterprise Value, the potential economic, financial and tax benefits that could be generated in the future by the integration of GTECH, IGT and UKCo, net of the costs to be sustained to carry out this integration, were also taken into consideration.

Starting from UKCo’s Enterprise Value, the theoretical value of UKCo’s economic capital resulting from the Transaction was then defined, by subtracting the following items: (a) net financial debt and other items (i.e. minority interests and non-operating items) of GTECH and IGT; (b) the amount of the purchase price for IGT shares paid in cash; (c) the Transaction costs. Sensitivity analyses were conducted for prudential reasons. In particular, in conducting these analyses, the impact that could result from the potential exercise of cash exit rights by GTECH shareholders (see Paragraph 2.1.2.5)

and any other potential financial costs relating to the potential impact of the collar on the form of payment of the amount due to IGT shareholders were considered.

As regards cash exit rights, a maximum limit of 20% of the total number of GTECH shares outstanding was assumed, taking into account the provisions of the Merger Agreement.

The theoretical value of UKCo’s economic capital was finally used to calculate the implicit theoretical price of UKCo shares resulting from the Transaction and the related integration of UKCo with GTECH and IGT. UKCo shares post-Transaction were calculated:

(i)                           by adding together (a) the number of UKCo shares issued by UKCo on the basis of the assumed Exchange Ratio, and (b) the number of UKCo shares being issued to IGT shareholders for the portion of the IGT Consideration not settled in cash; and

(ii)                      by subtracting from this sum any shares bought back to satisfy GTECH shareholders who exercised cash exit rights (assuming that all shares are purchased by GTECH, not by other shareholders or third parties).

The same analytical procedure was adopted in the valuation of UKCo’s Enterprise Value with the support methodology, that is using market multiples to determine the Enterprise Values of GTECH and IGT.

In particular, market multiples were analyzed using EV/EBITDA and EV/(EBITDA net of fixed investment) multiples, taking as a reference the financial indicators expected in the year 2015 and conducting sensitivity analyses on the level of the potential exercise of cash exit rights by GTECH shareholders (i.e. up to 20% of the GTECH issued share capital) and assuming different impacts resulting from the collar mechanism. It should be noted that in determining the theoretical value of UKCo’s economic capital and the theoretical implicit price of UKCo shares, the valuation of potential economic, financial and tax benefits which could be generated in the future by the integration of GTECH, IGT and UKCo, net of the integration costs to be incurred to conduct this integration, was made using the DCF methodology.

For the sake of completeness of its analysis, the board of directors also subsequently considered, for the purposes of the GTECH Merger, the valuation of GTECH and UKCo without taking into account the theoretical effect of the Transaction on the economic value of UKCo.

The tables below set out:

(i)                                  the relative contribution of GTECH and UKCo based on the main valuation methodologies and assuming that both GTECH and UKCo are valued as stand-alone entities

(ii)                               the Net Asset Value for both GTECH and UKCo.

	GTECH		UKCo		GTECH		UKCo
Primary valuation	Equity Value (€bn)		Equity Value (€bn)		relative contribution		relative contribution
methodologies	Low	High	Low	High	Low	High	Low	High
DCF	3.4	4.6	0.0	0.0	100.0%	100.0%	0.0%	0.0%
EV /EBITDA	2.9	4.0	0.0	0.0	100.0%	100.0%	0.0%	0.0%
EV / (EBITDA - Capex)	3.0	4.6	0.0	0.0	100.0%	100.0%	0.0%	0.0%

Assuming UKCo valuation of £50,001 and converted in € based on £ / € exchange rate of 0.7948

	GTECH	UKCo
Net asset value (€bn)	2.2	0.0

Assuming UKCo valuation of £50,001 (converted in € at £ / € exchange rate of 0.7948) on the basis of 50,001 shares and a value of £1 per share

The overall valuation analyses on GTECH, IGT and UKCo carried out by the board of directors of GTECH have reassured the board of directors with regard to the appropriateness of the Exchange Ratio of one ordinary UKCo share for each ordinary GTECH share in the context of the Transaction.

(3)                       Difficulties and limits encountered in the valuation analysis

Pursuant to Article 2501-quinquies of the Civil Code, the GTECH board of directors did not encounter difficulties in the valuation conducted for the purpose of determining the Exchange Ratio.

In the context of the valuations conducted in respect of the Transaction and on the companies taking part therein, in order to conduct the valuation analysis described in the paragraphs above, the following were taken into consideration: (a) the particular characteristics of the companies taking part in the Transaction, and (b) the typical critical issues that result from the application of the valuation methods adopted.

In particular:

(i)                           certain valuation methodologies, including the DCF and comparable companies trading multiples, were applied using economic and financial estimates relating to future years that were prepared by the management of the companies. These estimates largely depend on macroeconomic assumptions, the outlook and the regulatory and concessionary framework in which GTECH and IGT operate, and are therefore by their very nature subject to a degree of risk and uncertainty;

(ii)        the analyses conducted assume that the current regulatory framework in which GTECH and IGT operate presents business continuity requirements with respect to the past, and will not be changed as a consequence of the Transaction;

(iii)       the market multiples analysis is based on a sample of companies operating in the gaming sector. The GTECH board of directors believes that this sample represents the best possible reference benchmark in terms of comparison. However, each company considered has a specific nature, and none of the companies in the sample can be considered fully comparable to the companies being valued. The same considerations also apply to the analysis of comparable transactions where, in addition to the specific features of the companies, the distinctive characteristics of each transaction must be considered;

(iv)       the analysis of market prices presents intrinsic problems relating both to the underlying assumption that the market is sufficiently liquid and efficient, and to price volatility. Furthermore, the prices of the companies being analyzed could also be influenced by events unrelated to the companies themselves;

(v)        the analysis of the theoretical value of UKCo’s economic capital and the theoretical implicit price of UKCo shares also takes into account the potential economic, financial and tax benefits that could be generated in the future by the integration of GTECH, IGT and UKCo, net of the integration costs to be incurred to conduct this integration; the size and timing of this integration, and the way GTECH management expects it to take place, are subject to integration risks typical of operations of this nature;

(vi)       the Transaction is marked by uncertainties beyond the external macroeconomic environment or future estimates, but which may have a significant economic and financial impact, for example the impact of the cash exit rights;

(vii)      the above does not take into account any events subsequent to the analyses reference date.

2.1.2.4                    Expert report Exchange Ratio

Grant Thornton UK LLP was appointed as independent expert appointed in the United Kingdom upon joint request of GTECH and UKCo to the High Court of England and Wales pursuant to Regulation 9 of the UK Regulation and Article 9 of the Decree 108/08, for the purpose of issuing the Exchange Ratio Report (as defined below).

On October 2, 2014, Grant Thornton UK LLP issued its written report to the GTECH board of directors with respect to the reasonableness and non-arbitrariness of the valuation methods adopted by the GTECH board of directors in determining the Exchange Ratio (the “Exchange Ratio Report”).

The Exchange Ratio Report is attached as Annex 4 to this Information Document and is also available at the registered office and on the website of GTECH (www.gtech.com).

2.1.2.5                    Allocation of UKCo shares and date of entitlement

Following the completion of the GTECH Merger, all GTECH shares currently outstanding, including any possible treasury shares held by GTECH, will be cancelled in accordance with applicable law provisions. Upon such cancellation, UKCo, at the GTECH Merger Effective Date and on the basis of the Exchange Ratio, will allot and issue one UKCo Ordinary Share (with a nominal value of US$0.10 each) for each outstanding GTECH ordinary share (with a nominal value of €1.00 each), save for any possible treasury shares held by GTECH, which therefore shall be cancelled without exchange.

At the GTECH Merger Effective Date, (i) the Subscriber Share will be acquired for nil consideration and cancelled by UKCo immediately prior to the issuance of ordinary shares and Special Voting Shares pursuant to the GTECH Merger, and (ii) the 50,000 sterling non-voting shares will continue to be held by the Sterling Shareholder. For further information on the Special Voting Shares, please refer to Paragraph 2.1.1.1. above.

The UKCo Ordinary Shares being allotted and issued in connection with the Transaction will be admitted to listing on the NYSE, subject to the completion of the Transaction, and will be allotted and issued in dematerialized form and delivered to the shareholders of GTECH and IGT through the centralized clearing system with effect from the GTECH Merger Effective Date and the IGT Merger Effective Date.

Additional information on the conditions and procedure for the allotment of UKCo Ordinary Shares shall be announced to the market by way of a notice published on the GTECH website (www.gtech.com), and on the newspaper “Il Sole 24Ore”. GTECH shareholders will not incur any out-of-pocket costs in relation to the GTECH Merger.

Both the UKCo Ordinary Shares issued and allotted for the purposes of the Exchange Ratio, and the UKCo Ordinary Shares issued and allotted to IGT shareholders as payment of (the non-cash component of) the IGT Consideration will carry the entitlement to participate in any profits that may be distributed by UKCo from 1 January of the fiscal year of the GTECH Merger Effective Date. It is expected that such shares will be entitled to profits as from 1 January 2015.

GTECH shareholders who do not vote in favour of the approval of the GTECH Merger Terms will be entitled to exercise their cash exit rights (“diritto di recesso”) pursuant to:

(i)         Article 2437, paragraph 1, letter (a) of the Italian Civil Code, as a consequence of UKCo’s nature as a holding company;

(ii)        Article 2437, paragraph 1, letter (c) of the Italian Civil Code, given that GTECH’s registered seat is to be transferred outside Italy;

(iii)       Article 2437-quinquies of the Italian Civil Code, given that GTECH’s shares will be delisted from a regulated market; and

(iv)       Article 5 of Decree 108/08, given that UKCo is subject to the laws of a country other than Italy (i.e. the law of England and Wales).

Given that the circumstances referred to above will only occur upon the completion of the GTECH Merger, cash exit rights exercised by GTECH shareholders will be subject to the condition precedent of the High Court of England and Wales making its order approving the completion of the GTECH Merger and fixing the GTECH Merger Effective Date, and such order not having been cancelled or withdrawn.

In accordance with Article 2437-ter of the Italian Civil Code, the cash exit price payable to shareholders validly exercising cash exit rights is equivalent to the arithmetic average of the closing price of GTECH ordinary shares (as calculated by Borsa Italiana S.p.A.) in the six-month period prior to the date of publication of the notice of the GTECH extraordinary shareholders’ meeting called to approve the GTECH Merger Terms. The call notice for the extraordinary shareholders’ meeting has been published on October 4, 2014, and the extraordinary shareholders’ meeting will be hold on single call on November 4, 2014. The liquidation value per each GTECH share to be paid to shareholders validly exercising the right of withdrawal, determined as provided by the law, is equal to €19.174.

In accordance with Article 2437-bis of the Italian Civil Code, the shareholders entitled to cash exit rights may exercise their cash exit rights, in relation to some or all of their shares, by sending a notice via registered mail with confirmation of receipt to the registered office of GTECH no later than fifteen days following registration with the Companies’ Register of Rome of the minutes of the GTECH extraordinary shareholders’ meeting which approves the GTECH Merger Terms. Notice of the registration of the resolution will be published in the newspaper “Il Sole 24Ore” and on the website of GTECH (www.gtech.com). In particular, shareholders exercising their cash exit rights must deliver the specific communication to be issued by an authorized intermediary attesting the continuous ownership of the shares for which the shareholder has exercised his/her cash exit rights since prior to the relevant shareholders’ meeting, the resolution of which triggers the cash exit rights, through the date of the notice. Further details regarding the exercise of cash exit right will be provided to GTECH shareholders in accordance with applicable laws and regulations.

Once the fifteen-day exercise period following the registration of the merger resolution has expired and before the GTECH Merger becomes effective, the shares with respect to which cash exit rights have been exercised will be offered by GTECH to its existing shareholders and subsequently, if any of such shares remained unsold, on the market for at least one trading day. In the event that, following the offer to shareholders and the offer on the market, any shares remain unsold, such shares will be eventually acquired by GTECH.

The aforesaid offer and sale procedure will be conditional upon the High Court of England and Wales making its order approving the completion of the GTECH Merger and fixing the GTECH Merger Effective Date, and such order not having been cancelled or withdrawn. Therefore, the transfer to the relevant purchasers of GTECH shares for which cash exit rights have been exercised, as well as the payment to shareholders who exercised cash exit rights, through the relevant depositaries, of the cash exit price, will take place only once the aforesaid condition precedent is fulfilled.

Since the exercise of cash exit rights by GTECH shareholders is subject to the aforesaid condition precedent, in the event that such condition is not satisfied the GTECH Merger will not be completed and the shares will continue to be held by the shareholders who exercised said rights; no payment will be made to such shareholders and GTECH shares will not be delisted from the MTA. Moreover, in the event that one or more of the conditions precedent to the Transaction will not be satisfied or waived, if permitted (in which case the GTECH Merger will not completed), the offer and subsequent settlement of the shares of shareholders exercising cash exit rights will not take place or become effective.

2.1.2.6                    Effectiveness of the Transaction for accounting and tax purposes

In accordance with Articles 4 and 15, para. 3, of the Decree 108/08 and the UK Regulation and subject to the execution of the pre-merger formalities of the GTECH Merger and the satisfaction or waiver, if permitted, of the conditions precedent set forth in the Merger Agreement, the GTECH Merger will become effective from the date which will be fixed by the High Court of England and Wales, with its order as competent English authority.

At the GTECH Merger Effective Date, GTECH will cease to exist and UKCo will assume any and all assets and liabilities, rights, obligations and other legal relationships of GTECH (as resulting following the Italian Reorganisation), save for any shares held by GTECH in UKCo, which will be cancelled as of the GTECH Merger Effective Date.

The financial information in relation to the assets, liabilities and other legal obligations of GTECH will be reflected in the accounts and other financial reports of UKCo as of the GTECH Merger Effective Date, that is the date of issuance of the shares for the purpose of the GTECH Merger, and, accordingly, the accounting effects of the GTECH Merger will be recognized in UKCo’s accounts from such date.

It is expected that UKCo will prepare its consolidated financial statements in accordance with the International Financial Reporting Standards (hereinafter “IFRS”), which meet the requirements applicable for a Foreign Private Issuer (FPI) with shares listed on the NYSE. UKCo’s consolidated IFRS financial statements will be prepared under the predecessor-value method, i.e. using GTECH predecessor book values. In fact, the first consolidated financial statements of UKCo will present comparative information derived from GTECH’s consolidated financial statements, although UKCo had not yet been constituted during that period, and include GTECH predecessor book values for the current period, except for the composition of the shareholders’ equity, which will reflect the legal set up of the Transaction. It should be noted that should UKCo decide to adopt US GAAP in the future for the preparation of consolidated financial statements, the accounting treatment of GTECH Merger discussed above would not change.

In addition, UKCo will have to prepare financial statements in order to meet the UK requirements. In accordance with UK company law, UKCo would have the option to apply (i) IFRS as adopted by the European Union (hereinafter “EU-IFRS”) or (ii) UK GAAP in the preparation of its first statutory separate financial statements for the period ending 31 December 2015. Regardless of which of the applicable accounting frameworks are adopted, UKCo will have to prepare separate financial statements, in which assets, liabilities and other legal relations of GTECH will be recognized at the date of issue of the relevant shares in the GTECH Merger, under the predecessor-value method. In addition, UKCo may not be obliged to prepare consolidated financial statements for UK legal purposes if it meets the exemption requirements; however should UKCo prepare consolidated EU-IFRS financial statements, the accounting treatment of the GTECH Merger discussed above would not change.

Pursuant to the Nevada Revised Statutes (“NRS”) and subject to the execution of the pre-merger formalities of the IGT Merger and the satisfaction or waiver, if permitted, of the conditions precedent set forth in the Merger Agreement, the IGT Merger will become effective from the date of filing with the Secretary of State of the State of Nevada of the articles of merger (the “Articles of Merger”), in accordance with the NRS (the “IGT Merger Effective Date”). Pursuant to the Merger Agreement, the IGT Merger will be effective immediately after the GTECH Merger, or at such later date permitted under the NRS as is agreed in writing between the parties and specified in the Articles of Merger. At the IGT Merger Effective Date, Georgia US will be merged by in corporation into IGT and IGT will become a wholly owned subsidiary of UKCo.

Pursuant to the Merger Agreement, the Mergers will be completed within the third business day following the satisfaction or waiver of all the conditions precedent to the Mergers, or on such other date agreed in writing by GTECH and IGT.

It is expected that the GTECH Merger Effective Date and the Merger IGT Effective will fall during the first six months of 2015.

2.1.2.7                    Accounting treatment applicable to the Transaction

GTECH prepares its consolidated financial statements in accordance with EU-IFRS, while IGT prepares its consolidated financial statements under US GAAP.

On completion of the Transaction, UKCo will prepare (i) consolidated financial statements in accordance with IFRS given that its ordinary shares will be listed on the NYSE, and (ii) separate financial statements in accordance with EU-IFRS, given that, as previously indicated, UKCo will have its registered office in the UK. As discussed above, if UKCo does not meet the exemption requirements it will also be obliged to prepare consolidated financial statements for UK regulation purposes.

In accordance with IFRS and EU-IFRS, and in particular, with IFRS 3 — Business Combinations, GTECH Merger qualifies as a reverse merger and, as previously indicated, will be accounted for using the predecessor-values method. Therefore, the first consolidated financial statements of UKCo will present comparative information derived from GTECH’s consolidated financial statements, although UKCo had not yet been constituted during that period, and include GTECH predecessor book values for the current period, except for the composition of shareholders’ equity, which will reflect the legal set up of the Transaction. In the UKCo’s separate financial statements prepared to meet the UK requirements, assets, liabilities and other legal relations of GTECH will be recognized at the date of issue of the relevant shares in the GTECH Merger, using GTECH predecessor book values.

In accordance with IFRS and EU-IFRS, and in particular, with IFRS 3 — Business Combinations, IGT Merger qualifies as the acquisition of IGT by UKCo. In particular, on the date at which control over IGT is acquired, the identifiable assets acquired and liabilities assumed will be recognized in UKCo’s consolidated financial statements at fair value. The difference between the acquisition consideration and the net fair value at the acquisition date of the identifiable assets acquired and liabilities assumed, net of any non-controlling interest in the IGT group, if positive shall be recognized as goodwill, or if negative will be recognized in the consolidated income statement. The acquisition consideration is defined as the sum of the acquisition date fair values of the assets transferred, the liabilities incurred by UKCo to former owners of IGT and any equity instruments issued. All the IGT acquisition related costs will be recognized in the income statement as incurred, with the exception of costs related to the capital increase, which will be recognized as a decrease in equity, net of the tax effect. The shares that will be issued by UKCo as part of the IGT acquisition will be recognized at fair value on the acquisition date.

2.1.2.8                    Material tax consequences of the Transaction

Material Italian tax consequences

This Paragraph describes the material Italian tax consequences of the GTECH Merger and IGT Merger and of the ownership and transfer of UKCo Ordinary Shares. The following description does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the shares (such as Italian inheritance and gift tax considerations, and transfer tax considerations) and, in particular does not discuss the treatment of shares that are held in connection with a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy.

For the purposes of this discussion, an “Italian Shareholder” is a beneficial owner of GTECH ordinary shares, IGT shares or UKCo Ordinary Shares that is:

-           an Italian-resident individual, or

-           an Italian-resident corporation.

This Paragraph does not apply to shareholders subject to special rules, including:

-           non-profit organizations, foundations and associations that are not subject to tax,

-           Italian commercial partnerships and assimilated entities (società in nome collettivo, in accomandita semplice),

-           Italian noncommercial partnerships (società semplice),

-           Individuals holding the shares in connection with the exercise of a business activity, and

-           Italian real estate investment funds (fondi comuni di investimento immobiliare) and Italian real estate SICAF, (società di investimento a capitale fisso).

In addition, where specified, this Paragraph also applies to Italian pension funds, Italian investment funds (fondi comuni di investimento mobiliare) and Società di Investimento Collettivo A Capitale Variabile (SICAVs).

For the purposes of this Paragraph, a “Non-Italian Shareholder” means a beneficial owner of GTECH ordinary shares, IGT shares or UKCo Ordinary Shares that is not an Italian Shareholder nor a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy nor a partnership.

This Paragraph is limited to Italian Shareholders and Non-Italian Shareholders that hold their shares directly and whose shares represent, and have represented in any 12-month period preceding each disposal: (i) a percentage of voting rights in the ordinary shareholders’ meeting not greater than two percent for listed shares or (ii) a participation in the share capital not greater than five percent for listed shares.

This Paragraph is based upon tax laws and applicable tax treaties and what is understood to be the current practice in Italy in effect on the date of this Information Document (Documento Informativo) which may be subject to changes in the future, even on a retroactive basis. Italian Shareholders and Non-Italian Shareholders should consult their own advisors as to the Italian tax consequences of the ownership and disposal of UKCo Ordinary Shares in their particular circumstances.

Italian Reorganization

Contribution of the Italian Business to GTECH Italian OpCo

Prior to the GTECH Merger, GTECH will transfer all of the assets and liabilities related to its Italian business, including the Lotto concession and shareholdings, to a newly-formed Italian subsidiary (“GTECH Italian OpCo”) in exchange for shares of GTECH Italian OpCo. As it is expected that the contributed assets and assumed liabilities represent a “branch of business”, under Article 176 of the CTA their tax basis will be rolled over to the shares in GTECH Italian OpCo and the contribution will not trigger Italian corporate income taxes.

Transfer of the Italian subsidiaries, including GTECH Italian OpCo, to GTECH Italian HoldCo

Prior to the GTECH Merger, GTECH will transfer at fair market value the stock of almost all of its Italian subsidiaries (including GTECH Italian OpCo) to a new Italian subsidiary (“GTECH Italian

HoldCo”), in exchange for GTECH Italian HoldCo shares and an intercompany receivable. Such transfer will trigger the realization of capital gains for Italian tax purposes on the stock of the Italian subsidiaries (including GTECH Italian OpCo). It is expected that such gains will benefit from the participation exemption regime under the combined rules as per Article 87 and 175 of the CTA. The transfer of the stock of the Italian Subsidiaries (including GTECH Italian OpCo) will be exempt from the Italian Financial Transaction Tax.

The GTECH Merger

Tax consequences to GTECH

The GTECH Merger should be qualified as a cross-border merger transaction within the meaning of Article 178 of the CTA, implementing the Directive 90/434/EEC of 23 July 1990 (codified in the Directive 2009/133/CE).

UKCo intends to set up its business and organizational structure in such a manner that it will not maintain a permanent establishment in Italy after the Mergers.

As a consequence, Italian tax laws provide that such a cross-border merger will in principle result in the realization of capital gains or losses on all GTECH assets and liabilities held at GTECH Merger effective date, including the shares in GTECH Italian HoldCo (giving rise to an “Italian Exit Tax”).

Under Italian law (Article 166 (2-quater) of the CTA), companies which cease to be Italian resident and become tax-resident in another EU Member State may apply to suspend or pay in installments any Italian Exit Tax under the principles of the Court of Justice of the European Union case C-371/10, National Grid Indus BV. Italian rules implementing Article 166 (2-quater), as amended in July 2014, excluded cross-border merger transactions from the suspension, or payment in installments of the Italian Exit Tax. As a result, the GTECH Merger will in principle result in the immediate charge of an Italian Exit Tax in relation to GTECH assets.

However, since latent capital gains on the stock of almost all of the Italian subsidiaries (including GTECH Italian OpCo) will have already been taxed in connection with the above described Italian Reorganization (meaning the contribution of the Italian business to GTECH Italian OpCo and the Transfer of almost all of the Italian subsidiaries, including GTECH Italian OpCo, to Italian HoldCo) no material Italian Exit Tax is expected.

GTECH’s net equity does not include any tax-deferred reserves. GTECH does not have any carried-forward losses, on a stand-alone basis or within the Fiscal Unit with De Agostini S.p.A. Therefore, the GTECH Merger will not trigger the negative effects provided for by Article 180 and Article 181 of the CTA.

A fixed registration tax of Euro 200 is due in Italy in respect of the GTECH Merger.

Tax consequences of GTECH Merger on the Italian fiscal unit

GTECH and some of its Italian subsidiaries are currently included in a Fiscal Unit with De Agostini S.p.A. Pursuant to Articles 117, 120 and 124 of the CTA, the GTECH Merger might trigger the interruption of the Fiscal Unit between De Agostini and such Italian subsidiaries, depending on the residual De Agostini S.p.A.’s interest in these subsidiaries after the GTECH Merger. It is expected that any such interruption will not materially adversely affect GTECH and that, should such interruption occur, GTECH Italian HoldCo may form a new fiscal unit with the GTECH Italian subsidiaries.

Italian Shareholders

Currently, GTECH is resident in Italy for tax purposes.

For the purposes of the Italy-U.K. tax treaty, UKCo is expected to be resident in the United Kingdom from its incorporation. According to Italian tax laws, the GTECH Merger will not trigger any taxable event for Italian income tax purposes for GTECH Italian Shareholders. UKCo Ordinary Shares received by such GTECH Italian Shareholders at the effective time of the GTECH Merger would be deemed to have the same aggregate tax basis as the GTECH common shares held by the said Italian Shareholders prior to the GTECH Merger.

GTECH Italian Shareholders that exercise their cash exit rights will be entitled to receive an amount of cash per share of GTECH ordinary shares under Article 2437-ter of the Italian Civil Code (“Cash Exit Price”).

Italian Shareholders that receive the Cash Exit Price as a consideration for their GTECH ordinary shares being sold to other GTECH shareholders or to the market will recognize a capital gain or loss equal to the difference between the amount received and their tax basis in their GTECH ordinary shares (see “Ownership of UKCo Ordinary Shares — Italian Shareholders — Taxation of Capital Gains — Italian resident individual shareholders” for further discussion).

Italian resident individual shareholders of GTECH that have their GTECH ordinary shares redeemed and cancelled pursuant to their rescission rights will be subject to a 26% final withholding tax on any profits derived from such redemption, which profits will be deemed equal to the difference between the Cash Exit Price and their tax basis in their GTECH ordinary shares (see “Ownership of UKCo Ordinary Shares — Italian Shareholders — Taxation of dividends — Italian resident individual shareholders” for further discussion). Any losses are not deductible (unless an election is made for the so called Regime del Risparmio Gestito, discussed further below).

Italian resident corporate shareholders of GTECH that have their GTECH ordinary shares redeemed and cancelled pursuant to their rescission rights will recognize gain or loss equal to the difference between the Cash Exit Price (or portion thereof) which is paid out of share capital and capital reserves and their tax basis in GTECH ordinary shares (see “Ownership of UKCo Ordinary Shares — Italian Shareholders — Taxation of Capital Gains — Italian resident corporations” for further discussion), while the portion of the rescission price (if any) which is paid out of annual profit and/or profit reserves will be treated as a dividend distribution (see “Ownership of UKCo Ordinary Shares — Italian Shareholders — Taxation of Capital Gains — Italian resident corporations” for further discussion).

Italian Shareholders should consult their tax advisor in connection with any exercise of rescission rights in their particular circumstances.

Non-Italian Shareholders

According to Italian tax laws, the GTECH Merger will not trigger any taxable event for Italian income tax purposes for GTECH Non-Italian Shareholders.

Non-Italian Shareholders that receive the Cash Exit Price as a consideration for their GTECH ordinary shares being sold to other GTECH shareholders or to the market will not be subject to taxation in Italy.

Non-Italian Shareholders that have their GTECH ordinary shares redeemed and cancelled pursuant to their rescission rights should be subject to a 26% final withholding tax on any profits derived from such redemption, which profits will be deemed equal to the difference between the cash exit price and their tax basis in their GTECH ordinary shares. A more favorable regime might be provided for by the applicable international tax treaties.

The IGT Merger

Italian Shareholders

According to Italian tax laws, the IGT Merger should be regarded as taxable event for Italian income tax purposes for Italian Shareholders of IGT.

Non-Italian Shareholders

According to Italian tax laws, the IGT Merger will not trigger any taxable event for Italian income tax purposes for Non-Italian Shareholders of IGT.

Ownership of UKCo Ordinary Shares

Italian Shareholders

Taxation of Dividends

The tax treatment applicable to dividend distributions depends upon the nature of the dividend recipient, as summarized below.

Italian resident individual shareholders.

Dividends paid by a non-Italian-resident company, such as UKCo, to Italian resident individual shareholders are subject to a 26% tax. Such tax (i) may be applied by the taxpayer in its tax assessment or (ii) if an Italian withholding agent intervenes in the collection of the dividends, may be withheld by such withholding agent.

In the event that a taxpayer elects to be taxed under the “Regime del Risparmio Gestito” (discussed below in the paragraph entitled “Taxation of Capital Gains — Italian resident individual shareholders”), dividends are not subject to the 26% tax, but are subject to taxation under such “Regime del Risparmio Gestito.”

Pursuant to Law Decree No. 167 of 28 June 1990, as amended, Italian resident individual shareholders who hold (or are beneficial owners of) foreign financial activities not being deposited or otherwise held or traded through Italian resident financial intermediaries, must in certain circumstances, disclose the aforesaid to the Italian tax authorities in their income tax return.

Italian resident corporations.

Subject to the paragraph below, Italian Shareholders subject to Italian corporate income tax (“IRES”) should benefit from a 95% exemption on dividends if certain conditions are met. The remaining five percent of dividends are treated as part of the taxable business income of such Italian resident corporations, subject to tax in Italy under the IRES.

Dividends, however, are fully subject to tax in the following circumstances: (i) dividends paid to taxpayers using IAS/IFRS in relation to shares accounted for as “held for trading” on the balance sheet of their statutory accounts; (ii) dividends which are considered as “deriving from” profits accumulated by companies or entities resident for tax purposes in States or Territories with a preferential tax system; or (iii) dividends paid in relation to shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95% exemption described in the above paragraph. In the case of (ii), 100% of the dividends is subject to taxation, unless a special ruling request is filed with the Italian tax authorities in order to prove that the shareholding has not been used to enable taxable income to build up in the said States or Territories.

For certain companies operating in the financial field and subject to certain conditions, dividends are also included in the tax base for the regional tax on productive activities (Imposta regionale sulle attività produttive — “IRAP”).

Italian pension funds.

Dividends paid to Italian pension funds (subject to the regime provided for by article 17 of Italian legislative decree No. 252 of 5 December 2005) are not subject to any withholding tax, but must be included in the result of the relevant portfolio accrued at the end of the tax period, subject to substitute tax at the rate of 11.5% for fiscal year 2014. For the following tax periods the substitute tax referred to above will apply at the rate of 11%.

Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs.

Dividends paid to Italian investment funds and SICAVs are not subject to any withholding tax nor to any taxation at the level of the fund or SICAV. A withholding tax may apply in certain circumstances at the rate of up to 26% on distributions made by the Fund or SICAV.

Taxation of Capital Gains

Italian resident individual shareholders.

Capital gains realized upon disposal of shares or rights by an Italian resident individual shareholder are subject to Italian final substitute tax (imposta sostitutiva) at a 26% rate.

Capital gains and capital losses realized in the relevant tax year have to be declared in the annual income tax return (Regime di Tassazione in Sede di Dichiarazione dei Redditi). Losses in excess of gains may be carried forward against capital gains realized in the four subsequent tax years. While losses generated as of July 1, 2014 can be carried forward for their entire amount, losses realized until December 31, 2011 can be carried forward for 48.08% of their amount only and losses realized between January 1, 2012 and June 30, 2014 for 76.92% of their amount.

As an alternative to the Regime di Tassazione in Sede di Dichiarazione dei Redditi described in the above paragraph, Italian resident individual shareholders may elect to be taxed under one of the two following regimes:

(i)                           Regime del Risparmio Amministrato: under this regime, separate taxation of capital gains is allowed subject to (i) the shares and rights in respect of the shares being deposited with Italian banks, società di intermediazione mobiliare or certain authorized financial intermediaries resident in Italy for tax purposes and (ii) an express election for the Regime del Risparmio Amministrato being timely made in writing by the relevant shareholder. Under the Regime del Risparmio Amministrato, the financial intermediary is responsible for accounting for the substitute tax in respect of capital gains realized on each sale of the shares or rights on the shares, and is required to pay the relevant amount to the Italian tax authorities on behalf of the taxpayer, deducting a corresponding amount from the proceeds to be credited to the shareholder. Under the Regime del Risparmio Amministrato, where a sale of the shares or rights on the shares results in a capital loss, such loss may be deducted (up to 48.08% for capital losses realized until December 31, 2011 and up to 76.92% for capital losses realized between January 1, 2012 and June 30, 2014) from capital gains of the same kind subsequently realized under the same relationship of deposit in the same tax year or in the four subsequent tax years. Under the Regime del Risparmio Amministrato, the shareholder is not required to declare the capital gains in its annual tax declaration;

(ii)                        Regime del Risparmio Gestito: under this regime, any capital gains accrued to Italian resident individual shareholders, that have entrusted the management of their financial assets, including the shares and rights in respect of the shares, to an authorized Italian-based intermediary and have elected for the Regime del Risparmio Gestito, are included in the computation of the annual increase in value of the managed assets accrued, even if not realized, at year-end, subject to the 26% substitute tax to be applied on behalf of the taxpayer by the managing authorized Italian-based intermediary. Under the Regime del Risparmio Gestito, any fall in value of the managed assets accrued at year-end may be carried forward (up to 48.08% if accrued until December 31, 2011 and up to 76.92% if accrued between January 1, 2012 and June 30, 2014) and set against increases in value of the managed assets which accrue in any of the four subsequent tax years. Under the Regime del Risparmio Gestito, the shareholder is not required to report capital gains realized in its annual tax declaration.

Italian resident corporations.

Capital gains realized through the disposal of UKCo common shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption (referred to as the “Participation Exemption Regime”), if the following conditions are met:

•                               the shares have been held continuously from the first day of the 12th month preceding the disposal; and

•                               the shares were accounted for as a long term investment in the first balance sheet closed after the acquisition of the shares (for companies adopting IAS/IFRS, shares are considered to be a long term investment if they are different from those accounted for as “held for trading”).

Based on the assumption that UKCo should be a holding company resident of the U.K. for tax purposes, that its ordinary shares will be listed on a regulated market, that its value will be predominantly composed of shareholdings in companies carrying on a business activity and not resident in a State with a preferential tax system, the two additional conditions set forth by Article 87 of the CTA in order to enjoy the Participation Exemption Regime (i.e., the company is not resident in a State with a preferential tax system and carries on a business activity) are both met.

The remaining five percent of the amount of such capital gain is included in the aggregate taxable income of the Italian resident corporate shareholders and subject to taxation according to ordinary IRES rules and rates.

If the conditions for the Participation Exemption Regime are met, capital losses from the disposal of shareholdings realized by Italian resident corporate shareholders are not deductible from the taxable income of the company.

Capital gains and capital losses realized through the disposal of shareholdings which do not meet at least one of the aforementioned conditions for the Participation Exemption Regime are, respectively, fully included in the aggregate taxable income and fully deductible from the same aggregate taxable income, subject to taxation according to ordinary rules and rates. However, if such capital gains are realized upon disposal of shares which have been accounted for as a long-term investment on the last three balance sheets, then if the taxpayer so chooses the gains can be taxed in equal parts in the year of realization and the four following tax years.

The ability to use capital losses to offset income is subject to significant limitations, including provisions against “dividend washing.” In addition, Italian resident corporations that recognize capital losses exceeding €50,000 are subject to tax reporting requirements in their annual income tax return (also in case such capital losses are realized as a consequence of a number of transactions). Furthermore, for capital losses of more than €5,000,000, deriving from transactions on shares booked as fixed financial assets, the taxpayer must report the relevant information in its annual income tax return (also in case such capital losses are realized as a consequence of a number of transactions). Such an obligation does not apply to parties who prepare their financial statements in accordance with IAS/ IFRS international accounting standards. Italian resident corporations that recognize capital losses should consult their tax advisors as to the tax consequences of such losses.

For certain types of companies operating in the financial field and subject to certain conditions, the capital gains are also included in the IRAP taxable base.

Italian pension funds.

Capital gains realized by Italian pension funds are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to an 11.5% substitute tax. for fiscal year 2014. For the following tax periods the substitute tax referred to above will apply at the rate of 11%.

Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs

Capital gains realized by Italian investment funds and SICAVs are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the fund’s or SICAV’s annual result, which is not subject to tax. A withholding tax may apply in certain circumstances at the rate of up to 26% on distributions made by the fund or SICAV.

IVAFE-Imposta sul Valore delle Attivit`a Finanziarie detenute all’Estero

According to Article 19 of the Decree of 6 December 2011, No. 201 (“Decree No. 201/2011”), converted with Law of 22 December 2011, No. 214, Italian resident individuals holding financial assets — including shares — outside the Italian territory are required to pay a special tax (IVAFE) at the rate of 0.20%. The tax applies to the market value at the end of the relevant year of such financial assets held outside the Italian territory.

Taxpayers may deduct from the tax a tax credit equal to any wealth taxes paid in the State where the financial assets are held (up to the amount of the Italian tax due).

Non-Italian Shareholders

Taxation of Dividends

According to Italian tax laws, the distribution of dividends by UKCo will not trigger any taxable event for Italian income tax purposes for Non-Italian Shareholders.

Taxation of Capital Gains

According to Italian tax laws, capital gain on UKCo Ordinary Shares will not trigger any taxable event for Italian income tax purposes for Non-Italian Shareholders.

Special Voting Shares

No statutory, judicial or administrative authority has provided published guidance on the Italian tax consequences of the receipt, ownership or loss of the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares and as a result, such tax consequences are uncertain. Accordingly, we urge Italian shareholders to consult their tax advisors as to the tax consequences of the receipt, ownership and loss of the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares.

Receipt of the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares

An Italian Shareholder that receives the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares issued by UKCo should in principle not recognize any taxable income upon the receipt of such entitlement. Under a possible interpretation, the issue of Special Voting Shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of UKCo. Such issue should not have any material effect on the allocation of the tax basis of an Italian Shareholder between its UKCo Ordinary Shares and the corresponding UKCo Special Voting Shares. Because the Special Voting Shares are not transferable (other than in very limited circumstances as provided for in the Loyalty Plan) and their very limited economic rights (equal to a fraction of the aggregate sum of US$1) can be enjoyed only at the time of a return of capital of the company of a winding up or otherwise UKCo believes and intends to take the position that the tax basis and the fair market value of the Special Voting Shares is minimal. However, because the determination of the tax basis and fair market value of the Special Voting Shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the tax basis and fair market value of the Special Voting Shares as determined by UKCo is incorrect.

Loss of the entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares

The tax treatment of an Italian Shareholder that loses its entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares for no consideration is uncertain. It is possible that an Italian Shareholder should recognize a loss to the extent of the Italian Shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions required by Italian law. It is also possible that an Italian Shareholder would not be allowed to recognize a loss upon losing its entitlement to instruct the Nominee on how to vote in respect of Special Voting Shares and instead should increase its basis in its UKCo Ordinary Shares by an amount equal to the tax basis (if any) in such UKCo Special Voting Shares.

Stamp Duty (Imposta di bollo)

According to Article 19 of Decree No. 201/2011, a proportional stamp duty applies on a yearly basis on the market value of any financial product or financial instruments. The stamp duty applies at the rate of 0.20% and, in respect of Italian shareholders or Non-Italian Shareholders other than individuals, it cannot exceed €14,000. The stamp duty applies with respect to any Italian Shareholders or Non-Italian Shareholders (other than banks, insurance companies, investments and pension funds and certain other financial intermediaries) to the extent that the shares are held through an Italian based banking or financial intermediary or insurance company.

Financial Transaction Tax

According to Article 1 of the Law of December 24, 2012, No. 228, an Italian Financial Transaction tax (“FTT”) will apply as of March 1, 2013 on the transfer of property rights in shares issued by Italian resident companies, such as GTECH, regardless of the tax residence of the parties and/or where the transaction is entered into. If a holder of GTECH ordinary shares exercises its rescission rights, according to Italian law such holder must first offer its GTECH ordinary shares for sale to the holders of GTECH ordinary shares that have not chosen to exercise rescission rights. Shareholders of GTECH that purchase shares of a holder exercising its cash exit rights may be subject to the FTT. The FTT applies at a rate of 0.20%, reduced to 0.10% if the transaction is executed on a regulated market or a multilateral trading system, as defined by the law. The taxable base is the transaction value, which is defined as the consideration paid for the transfer or as the net balance of the transactions executed by the same subject in the course of the same day. The FTT is due by the party that acquires the shares and will be levied by the financial intermediary (or by any other person) that is involved, in any way, in the execution of the transaction. Specific exclusions and exemptions are set out by the law by Decree 21 February 2013 (as amended by Decree 16 September 2013) which also regulates in detail other aspects of the FTT. Specific rules apply for the application of the FTT on derivative financial instruments having as underlying instruments shares issued by Italian resident companies and on high frequency trading transactions.

Material U.K. Tax Consequences

This Paragraph is the mere non-certified translation in Italian language of the “Material U.K. Tax Considerations” section included in the Registration Statement in English language (Form F-4) filed with the Securities and Exchange Commission. Investors are invited to make direct reference to such Registration Statement (Section “Material U.K. Tax Considerations”).

The following statements are intended to apply only as a general guide to certain United Kingdom (“U.K.”) tax considerations, and are based on current U.K. tax law and current published practice of HM Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect. They relate only to certain limited aspects of the U.K. taxation treatment of investors who are resident and, in the case of individuals, domiciled in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident shareholders is expressly referred to), who will hold the UKCo Ordinary Shares as investments (other than under an individual savings account or a self invested personal pension) and who are the beneficial owners of both the UKCo Ordinary Shares.

The statements of this Paragraph may not apply to certain classes of investors such as (but not limited to) persons acquiring their UKCo Ordinary Shares in connection with an office or employment, dealers in securities, insurance companies and collective investment schemes.

Any shareholder or potential investor should obtain advice from his or her own investment or taxation adviser.

Taxation of dividends

UKCo will not be required to withhold tax at source from dividend payments it makes.

U.K. resident individual shareholders

An individual shareholder who is resident in the U.K. for tax purposes and who receives a dividend from UKCo will be entitled to a tax credit which may be set off against such individual shareholder’s total income tax liability on the dividend. Such an individual shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the “Gross Dividend”) which will be regarded as the top slice of the individual’s income. The tax credit is equal to 10% of the Gross Dividend (i.e., one-ninth of the amount of the cash dividend received).

A U.K. resident individual shareholder who is not liable to income tax in respect of the Gross Dividend will not be entitled to reclaim any part of the tax credit. A U.K. resident individual shareholder who is liable to income tax at the basic rate will be subject to income tax on the dividend at the rate of 10% of the Gross Dividend so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend. A U.K. resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the Gross Dividend at 32.5% but will be able to set the tax credit off against part of this liability. A U.K. resident individual shareholder liable to income tax at the additional rate will be subject to income tax on the Gross Dividend at 37.5% but will be able to set the tax credit off against part of this liability.

The effect of the tax credit is that a basic rate taxpayer will not have to account for any additional tax to HMRC, a higher rate taxpayer will have to account for additional tax equal to 22.5% of the Gross Dividend (which equals 25% of the cash dividend received) and an additional rate taxpayer will have to account for additional tax equal to 27.5% of the Gross Dividend (which is approximately 30.56% of the cash dividend received).

U.K. resident corporate shareholders

A corporate shareholder resident in the U.K. for tax purposes which is a “small company” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to U.K. corporation tax on any dividend received from UKCo provided certain conditions are met (including an anti-avoidance condition).

Other corporate shareholders resident in the U.K. for tax purposes will not be subject to U.K. corporation tax on any dividend received from UKCo so long as the dividends fall within an exempt class and certain conditions are met. For example, (i) dividends paid on shares that are not redeemable and do not carry any present or future preferential rights to dividends or to a company’s assets on its winding up, and (ii) dividends paid to a person holding less than a 10% interest in UKCo, should generally fall within an exempt class. However, the exemptions mentioned above are not comprehensive and are subject to anti-avoidance rules.

If the conditions for exemption are not met or cease to be satisfied, or such a corporate shareholder elects an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from UKCo, at the rate of corporation tax applicable to that corporate shareholder (currently 21%, although it is expected that the rate of U.K. corporation tax will be reduced to 20% beginning on April 1, 2015).

U.K. resident exempt shareholders

U.K. resident shareholders who are not liable to U.K. taxation on dividends, including pension funds and charities, will not be entitled to reclaim the tax credit attaching to any dividend paid by UKCo.

Non-U.K. resident shareholders

A shareholder resident outside the U.K. for tax purposes and who holds the UKCo Ordinary Shares as investments will not generally be liable to tax in the U.K. on any dividend received from UKCo, but would also not be able to claim payment from HMRC of any part of the tax credit attaching to a dividend received from UKCo, although this will depend on the existence and terms of any double taxation convention between the U.K. and the country in which such shareholder is resident.

A non-U.K. resident shareholder may also be subject to taxation on dividend income under local law. A shareholder who is not solely resident in the U.K. for tax purposes should consult his own tax advisers concerning his tax liabilities (in the U.K. and any other country) on dividends received from UKCo, whether he is entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which he is subject to tax.

Taxation of Capital Gains

IGT Merger

The receipt of cash by IGT shareholders will be treated as a part disposal of their shares of IGT common stock. The proportion of the shareholder’s base cost attributable to that part disposal should be computed as the proportion that the cash received bears to the aggregate value of the cash received and the UKCo Ordinary Shares on the completion of the IGT Merger.

Subject to the statements below, the receipt of UKCo Ordinary Shares by IGT shareholders pursuant to the IGT Merger should be treated as a scheme of reconstruction for the purposes of U.K. taxation of chargeable gains. This means that, except to the extent that IGT shareholders are treated as disposing of their shares of IGT common stock as a consequence of their receipt of cash as described above, IGT shareholders should not be treated as disposing of their shares of IGT common stock and, instead, the UKCo Ordinary Shares received by them should be treated as the same asset, acquired at the same time, and for the same amount, as the IGT shares in respect of which they are issued.

In the case of IGT shareholders who alone, or together with persons connected with them, hold 5% or more of the shares or debentures, or any class of shares or class of debenture, of IGT, this “rollover” treatment will only apply if the provisions of section 137(1) Taxation of Chargeable Gains Act 1992 (“TCGA”) (scheme of reconstruction must be for bona fide commercial reasons and not part of a scheme for the avoidance of U.K. tax) do not prevent it. IGT shareholders should note that no application for clearance (which would confirm that section 137(1) TCGA should not prevent the IGT Merger being treated as a scheme of reconstruction) has been made.

If the IGT Merger is not treated as a scheme of reconstruction, U.K. resident IGT shareholders would be treated as having disposed of their entire holding of IGT shares in consideration of the payment to them of the cash and the issue to them of UKCo Ordinary Shares.

GTECH Merger

The GTECH Merger should be treated as a reorganization of share capital under section 136 TCGA 1992.

As a result, GTECH shareholders who are resident for tax purposes of the United Kingdom and who exchange their shares in GTECH for shares in UKCo under the GTECH Merger would not be treated as disposing of their shares and would, instead, be treated as having acquired their UKCo Ordinary Shares at the same time and for the same consideration as the GTECH ordinary shares in respect of which they are issued.

GTECH shareholders who are resident in the UK and who alone, or together with persons connected with them, hold 5% or more of the shares or debentures in, or any class of shares or debentures in, GTECH should note that in certain circumstances section 137(1) TCGA may operate to prevent the “rollover” treatment described in the preceding paragraph and that no application for clearance (which would provide clearance  that section 137(1) TCGA would not prevent the “rollover” treatment from applying) has been made.

A GTECH shareholder who is resident, for tax purposes, of the United Kingdom and who exercises his rescission rights will be treated as having disposed of his GTECH ordinary shares and may, depending on such shareholder’s personal circumstances be liable to pay U.K. taxation on chargeable gains.

Disposal of UKCo Ordinary Shares

A disposal or deemed disposal of UKCo Ordinary Shares by a shareholder who is resident of the U.K. for tax purposes may, depending on the shareholder’s circumstances and subject to any available exemptions and reliefs (such as the annual exempt amount for individuals and indexation allowance for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

If an individual shareholder who is subject to income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of UKCo Ordinary Shares, the applicable rate will be 28%. For an individual shareholder who is subject to income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 18%.

A shareholder who is not resident of the U.K. for tax purposes should not normally be liable to U.K. taxation on chargeable gains on a disposal of UKCo Ordinary Shares. However, an individual shareholder who has ceased to be resident of the U.K. for tax purposes for a period of less than five years and who disposes of UKCo Ordinary Shares during that period may be liable on his return to the U.K. to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The Issue of UKCo Ordinary Shares

No liability to stamp duty or stamp duty reserve tax (SDRT) should generally arise on the issue of the UKCo Ordinary Shares, including into the DTC system.

Subsequent transfers

Transfers of UKCo Ordinary Shares within the DTC system should not be subject to stamp duty or SDRT provided that no instrument of transfer is entered into and that no election that applies to the UKCo Ordinary Shares is made or has been made by DTC under section 97A of the Finance Act 1986.

Transfers of UKCo Ordinary Shares within the DTC system where an election that applies to the UKCo Ordinary Shares is or has been made under section 97A of the Finance Act 1986 will generally be subject to SDRT (rather than stamp duty) at the rate of 0.5% of the amount or value of the consideration.

Transfers of UKCo Ordinary Shares that are held in certificated form will generally be subject to stamp duty at the rate of 0.5% of the consideration given (rounded up to the nearest £5). SDRT may be payable on an agreement to transfer such UKCo Ordinary Shares, generally at the rate of 0.5% of the consideration given under the agreement to transfer the UKCo Ordinary Shares. This charge to SDRT would be discharged if stamp duty is duly paid on the instrument transferring the UKCo Ordinary Shares, within six years of the date of the agreement.

If UKCo Ordinary Shares (or interests therein) are subsequently transferred into a clearing system including the DTC system or to a depositary, stamp duty or SDRT will generally be payable at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares (save to the extent that an election is made or has been made under section 97A of the Finance Act 1986 that applies to the UKCo Ordinary Shares).

The purchaser or transferee of the UKCo Ordinary Shares will generally be responsible for paying such stamp duty or SDRT.

Inheritance Tax

The UKCo Ordinary Shares will be assets situated in the U.K. for the purposes of U.K. inheritance tax. A gift or settlement of such assets by, or on the death of, an individual holder of such assets may (subject to certain exemptions and reliefs and depending upon the shareholder’s circumstances) give rise to a liability to U.K. inheritance tax even if the holder is not a resident of or domiciled in the U.K. for tax purposes. For inheritance tax purposes, a transfer of assets at less than market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

A charge to inheritance tax may arise in certain circumstances where UKCo Ordinary Shares are held by close companies and by trustees of settlements. Shareholders should consult an appropriate tax adviser as to any inheritance tax implications if they intend to make a gift or transfer at less than market value or intend to hold UKCo Ordinary Shares through a close company or trust arrangement.

Shareholders and/or potential investors who are in any doubt as to their tax position, or who are subject to tax in any jurisdiction other than the U.K., should consult a suitable professional adviser.

Material U.S. tax consequences

As regards the tax consequences for U.S. shareholders, please make reference to the Registration Statement in English language filed with the Securities and Exchange Commission (Sezione “Material United States Federal Income Tax Considerations”).

2.1.3.                           Shareholders’ structure estimate of UKCo subsequent to the completion of the Transaction

At the date of this Information Document, holders of shares with voting rights in GTECH in excess of 2%, based on the communications received pursuant to Article 120 of Italian Financial Act and information in any event available to GTECH, are the following:

GTECH Shareholder	% of voting share capital

B&D Holding di Marco Drago e C. S.a.p.A.*	58.662

Assicurazioni Generali S.p.A.**	3.255

* Overall shareholding held through the subsidiaries De Agostini S.p.A. (52.904%) and DeA Partecipazioni S.p.A. (5.758%)

** Overall shareholding held through the subsidiaries Alleanza Assicurazioni S.p.A. (2.489%), Generali Italia S.p.A. (0.536%), Genertellife S.p.A. (0.225%) and BSI S.p.A. (0.004%)

At the date of this Information Document, GTECH holds 1,793,026 treasury shares, equal to 1.02% of the share capital.

The following sets forth information with respect to the beneficial ownership of IGT common stock by persons known by IGT to own beneficially more than 5% of the outstanding common stock of IGT, based on information made public pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended, with percentages calculated based on the number of shares outstanding as of October 10, 2014.

•                  The Vanguard Group, Inc.(1): 6.677%

•                  BlackRock, Inc.(2): 6.039%

•                  State Street Corporation(3): 5.074%

•                  Gates Capital Management, Inc.(4): 5.057%

(1) Based upon beneficial ownership information contained in a Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. on February 11, 2014, in its capacity as an investment advisor of several trusts.

(2) Based upon beneficial ownership information contained in a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 29, 2014, on behalf of BlackRock, Inc. and its subsidiaries.

(3) Based upon beneficial ownership contained in a Schedule 13G filed with the SEC by State Street Corporation on February 3, 2014, on behalf of State Street Corporation and its subsidiaries.

(4) Based upon beneficial ownership contained in a Schedule 13G filed with the SEC by Gates Capital Management, Inc., Gates Capital Partners, L.P., ECF Value Fund, L.P., ECF Value Fund II, L.P., ECF Value Fund International Master L.P. and Jeffrey L. Gates on January 29, 2014.

The following table shows the expected percentage interest of major shareholders of UKCo (for illustrative purposes, this table only considers those shareholders holding, directly and/or indirectly, more than 1% in the UKCo ordinary share capital) following the GTECH Merger Effective Date and the IGT Merger Effective Date, taking into account the Exchange Ratio and the IGT Consideration. Percentages indicated hereafter have been calculated assuming that: (a) the current shareholding structure of GTECH and IGT will not vary until the Transaction has completed; (b) no GTECH shareholder will exercise cash exit rights; (c) the 1,793,026 treasury shares currently held by GTECH will be kept in the GTECH portfolio and cancelled in the GTECH Merger; and (d) for each IGT share, IGT shareholders will receive 0.1819 UKCo Ordinary Shares (assuming that no adjustment is made in accordance with the terms of the Merger Agreement).

UKCo Shareholder	% of ordinary share capital*

B&D Holding di Marco Drago e C. S.a.p.A.	47.047

Assicurazioni Generali S.p.A.	2.610

Vanguard Group, Inc.	1.377

BlackRock, Inc.	1.245

State Street Corporation	1.046

Gates Capital Management, Inc.	1.043

Other shareholders (total)	45.631

* The table does not consider the Special Voting Shares, that will be issued by UKCo in a number equal to the UKCo Ordinary Shares to be issued for the purposes of the GTECH Merger and the IGT Merger and that will be allotted to the Nominee and voted by it in accordance with the Post-GTECH Merger Articles and the Loyalty Plan. Until the right to direct the exercise of votes attaching to the Special Voting Shares is elected by Entitled Shareholders after the applicable 3-year continuous holding period as provided for in accordance with the Post-GTECH Merger Articles and in the Loyalty Plan, the Nominee will exercise any votes attaching to the Special Voting Shares in accordance with the outcome of UKCo’s general meeting.

If the Transaction is completed, the directors and managers with strategic responsibilities of GTECH will receive one UKCo Ordinary Share for each GTECH common share held. Based on the GTECH common shares held as the date of this Information Document, representing approximately 0.507% of GTECH common shares, the directors and managers with strategic responsibilities of GTECH will be entitled to receive, on an aggregate basis, 887,291 UKCo Ordinary Shares, representing 0.407%(3) of UKCo shares after the Merger. On an individual basis such directors and managers with strategic responsibilities of GTECH will receive UKCo Ordinary Shares in the following amounts:

•                                Lorenzo Pellicioli: 71,400 shares;

•                                Marco Sala: 492,845 shares;

•                                Paolo Ceretti: 3,060shares;

•                                Jaymin Patel: 193,070 shares;

•                                Renato Ascoli: 82,643 shares;

•                                Other managers having a strategic responsibility: 44,273 shares.

(3) The number of shares and the percentages indicated hereafter have been calculated assuming that: (a) the current shareholding structure of GTECH and IGT will not vary until the Transaction has completed; (b) no GTECH shareholder will exercise cash exit rights; (c) the 1,793,026 treasury shares currently held by GTECH will be kept in the GTECH portfolio and cancelled in the context of the GTECH Merger; and (d) for each IGT share, IGT shareholders will receive 0.1819 UKCo Ordinary Shares (assuming that no adjustment is made in accordance with the terms of the Merger Agreement).

2.1.4.                           Effects of the Transaction on shareholders’ agreements

Based on the communications received pursuant to Article 122 of the Unified Financial Act and applicable provisions of the Issuers Regulation, the following shareholders’ agreements relating to GTECH are in force:

-                                  on June 30, 2012, the shareholders of B&D Holding, a company holding 68.23% of De Agostini S.p.A. (“De Agostini”), entered into a three year shareholders’ agreement in order to regulate the corporate governance rules and the reallocation of the stock interests owned by them (the “Project”) in B&D Holding and in the relevant subsidiaries De Agostini and B&D Finance S.p.A. The Project - through a series of corporate transactions - has allowed certain shareholders of B&D Holding (i) to hold directly an overall participation equal to 26.47% in the share capital of De Agostini, while the majority holding, equal to 68.23% of the share capital, remains with the parent company and the residual 5.20% of the share capital is currently held by Investendo Due S.r.l.; (ii) to hold directly a shareholding equal in the aggregate, as of the date hereof, to 16.77% of B&D Finance S.p.A., while the majority holding of 72.05% of the share capital is with the parent company and the remaining 11.18% is owned by B&D Finance S.p.A. itself, and (iii) to exercise a possible exit option in 2015, aimed at divesting the participation directly held in De Agostini in favour of B&D Holding (or one of its subsidiaries) or, in the event it would not be possible to pursue such solution, to initiate a series of alternatives. On October 18, 2013, B&D Holding announced some amendments to the agreement partly related to the adherence by additional parties;

-                                  on July 15, 2014, De Agostini and DeA Partecipazioni S.p.A. (jointly, the “DeA Shareholders”) entered into a Support Agreement with IGT, providing for certain commitments of the DeA Shareholders aimed at the implementation of the Transaction. The DeA shareholders committed, inter alia, to vote the shares held in GTECH — equal, for De Agostini, to 92,556,318 shares (approximately 52.95% of the share capital at the date of the agreement), and, for DeA Partecipazioni, to 10,073,006 shares (approximately 5.76% of the share capital at the date of the agreement) — in favour of the Transaction in any shareholders’ meeting of GTECH called to resolve upon the same and not to transfer the shareholdings held in GTECH until the completion of the Transaction.

Based on the information made public with reference to the aforesaid shareholders’ agreements, it is assumed that the Transaction will have no effects on the same.

2.2.                  RATIONALE AND PURPOSE OF THE TRANSACTION

2.2.1.                 Rationale of the Transaction specifically regarding the GTECH’s operational objectives

The purpose of the Transaction is to create a world leading end-to-end gaming group, uniquely positioned to capitalize on opportunities across global gaming market segments. The new group resulting from the Transaction will combine best-in-class content, operator capabilities, and interactive solutions for the on-line segment, and will also combine IGT’s leading game library and manufacturing and creative operating capabilities with GTECH’s gaming operations, lottery technology and services. The Transaction will thus give rise to a business with competitive dimensions across gaming businesses, geographies and product lines.

The board of directors considered, inter alia, that the Transaction:

•                                will result in the creation of a world-leading end-to-end gaming company with significant market position across the lottery, machine gaming and interactive wagering and social gaming segments and strong product offerings across the client spectrum;

•                                will result in enhanced global scale with a diversified product portfolio and geographic mix and strengthened research and development capabilities;

•                                will result in a well-diversified revenue base that reduces dependence on the machine gaming replacement cycle in key product sales markets and on the Italian economy;

•                                will allow UKCo, because of scale in the machine gaming, interactive, and social gaming markets, to support substantial recurring R&D investment which is critical to continued development of successful content and technology solutions;

•                                will result in the UKCo ability to achieve industrial efficiencies, including economies of scale in purchasing, to consolidate corporate and support activities, and to optimize R&D spend;

•                                will result, because of the complementary product portfolios and extensive lottery and gaming customer base, in a greater ability to meet operating customers’ needs, providing its customers with a more compelling and holistic product offering across land-based, online, and mobile channels, and to increase revenue potential;

•                                will be carried out by the GTECH management team that, working together with the members of IGT management, will be able to integrate successfully the two companies;

•                                will allow the achievement of cost synergies and additional possible revenue synergies;

•                                will allow UKCo to be uniquely positioned to capture gaming sector trends including government stimulated growth, the emergence of multichannel offerings, and the increased importance of proprietary content due to gaming industry convergence; and

•                                will result in an increased earnings and cash flow and better access to capital markets for UKCo as a result of enhanced size and business diversification.

2.2.2.                Programs developed by GTECH specifically with regard to industrial prospects and possible restructuring and/or reorganizations

Before the GTECH Merger is completed, GTECH intends to carry out, subject to any required authorisations, a reorganization of its Italian business, in order to separate operating activities from holding activities, to allow the continuity of Italian activities and to rationalize its participations, through one or more Italian companies wholly owned by GTECH to which (a) the business unit — composed by tangible and intangible assets (including shareholdings), receivables, debts, personnel and other assets and liabilities — related to the exercise of the concession for the Lotto game and to the supply of administrative, commercial and general services in favor of the companies directly or indirectly controlled by GTECH, will be contributed (the “Lotto Unit”) and (b) almost all the equity holdings in Italian companies held by GTECH will be contributed and sold (the “Participations”).

The above mentioned transactions sub letters (a) and (b) will be defined hereafter, jointly, as the “Italian Reorganization”.

These transactions will have no impact on the Transaction and, in particular, on the Exchange Ratio.

It is expected that the Italian Reorganization will be implemented by GTECH as follows.

It is expected that GTECH, before the end of the current financial year, will transfer to Lottomatica Holding S.r.l., a new limited liability company (società a responsabilità limitata) under Italian law (“GTECH Italian HoldCo”) to which the Participations in the following companies will be transferred, through contribution and sale, at fair market value.

Without prejudice to the foregoing, certain minority Participations, the transfer of which is subject to the prior authorization of certain Italian Authorities, could be carried out from GTECH to GTECH Italian HoldCo after the end of 2014, but, in any case, before the completion of the GTECH Merger.

In addition, it is expected that, before the GTECH Merger Effective Date, a new Italian law joint stock company (società per azioni), to which the Lotto Unit will be contributed at fair market value (“GTECH Italian OpCo”), will be established. Against such contribution, GTECH will receive newly issued GTECH Italian OpCo shares.

After the completion of the above mentioned contribution, but in any event before the GTECH Merger Effective Date, GTECH is expected to transfer to GTECH Italian HoldCo, at fair market value, the whole participation held in GTECH Italian OpCo.

Therefore, after the Italian Reorganization, the new Italian sub-holding (GTECH Italian HoldCo) will own both the aforesaid Participations and the whole share capital of GTECH Italian OpCo.

2.3.                  PUBLICLY AVAILABLE DOCUMENTS

The following documents have been published, in accordance with applicable laws and regulations, on the GTECH website (www.gtech.com) and deposited and made available, for inspection by entitled persons, at the GTECH registered office in Rome, Viale del Campo Boario 56/D:

(i)                                    this Information Document;

(ii)                                the GTECH Merger Terms;

(iii)                             the report of the board of directors of GTECH prepared pursuant to article 2501-quinquies of the Italian Civil Code, Article 8 of the Decree 108/08 and article 70 of the Issuers’ Regulation;

(iv)                             the report of the board of directors of UKCo;

(v)                                the report of Grant Thornton UK LLP — as independent expert appointed upon joint request of GTECH and UKCo to the High Court of England and Wales, pursuant to Regulation 9 of the UK Regulation and Article 9 of the Decree 108/08, relating to the Exchange Ratio (the “Expert Report”);

(vi)                             the financial statements of GTECH for the six-month period ended on June 30, 2014, together with the limited review report issued by PricewaterhouseCoopers S.p.A., and the financial statements of UKCo for the period ended on August 31, 2014, pursuant to Article 2501-quater of the Italian Civil Code and Article 7(2)(1) of the UK Regulation;

(vii)                         the 2011, 2012 and 2013 consolidated and stand-alone yearly financial statements of GTECH, together with the relevant management reports and the audit reports issued by Reconta Ernst & Young; with reference to UKCo, no yearly financial statements are made available since, as of the date of this Information Document, the first fiscal year is not closed yet.

3.                            SIGNIFICANT EFFECTS OF THE TRANSACTION

3.1.                  SIGNIFICANT EFFECTS OF THE TRANSACTION ON THE GTECH GROUP AND ITS BUSINESS ACTIVITIES

As a result and following the GTECH Merger and the IGT Merger, UKCo will become the new holding company of the enlarged group resulting from the combination of IGT and GTECH, since UKCo will control directly the entire issued share capital of IGT and, indirectly, all the companies currently controlled by IGT. UKCo will also control, directly and/or indirectly, all the companies currently controlled by GTECH, as reorganized pursuant to the Italian Reorganization

GTECH believes that the establishment of the parent company in the United Kingdom, among other things, better reflects the growing international business of UKCo Group and the expected UKCo shareholding structure. Once the Transaction will be completed, UKCo’s main market will be the United States, followed by Italy and the United Kingdom.  In such a scenario, the choice of establishing the seat in the United Kingdom provides a geographic, logistic, cultural and linguistic balance between the several activities of the group and enhances the global profile of the combined company.

UKCo will apply to list its ordinary shares on the NYSE, in order to further increase the access of the UKCo Group to international capital markets and to attract new investors.

The integration of GTECH and IGT will create a world leading end-to-end gaming group, geographically diversified and with significant competitive positions across all gaming market segments. GTECH will reduce its dependence on particular gaming sectors and on some jurisdictions in which is currently operating. For example, the impact of revenues in the lottery segment and the impact of the revenues generated in Italy will be reduced.

It is expected that UKCo will be positioned to maintain global leadership in the lottery industries, increasing same store revenues (generated by existing contracts), by extending IGT games and licensed brands to instant tickets. Further benefits may be obtained by offering to lottery customers IGT’s games and products intended to interactive and mobile industries.

GTECH and IGT currently operate globally in the gaming solution industry. The acquisition of IGT will enable GTECH to consolidate significantly its market position in the US as well as in other jurisdictions, due to IGT’s game library, commercial relationships and leadership in the central systems casinos.

IGT will also bring a knowledge heritage and a significant presence in the social gaming industry, where it manages DoubleDown Casino, one of the largest social casinos. This event will further consolidate the presence of GTECH in the interactive industry.

The acquisition of IGT is expected to enable UKCo to realize synergies, in particular for cost savings, obtaining industrial efficiencies and economies of scale in the gaming machine business, eliminating duplicative operations and information systems and optimizing research and development spending.

3.2.                  IMPACTS OF THE TRANSACTION ON THE STRATEGIC GUIDELINES CONCERNING COMMERCIAL AND FINANCIAL TRANSACTIONS AND CENTRALIZED SERVICES EXCHANGED BY GTECH GROUP COMPANIES.

Save for as provided under Paragraphs 2.2.1, 2.2.2 and 3.1, the Transaction has no impact on the strategic guidelines concerning commercial and financial transactions and centralized services exchanged among GTECH Group companies.

4.                            INCOME STATEMENT, FINANCIAL POSITION AND CASH FLOW DATA OF GTECH AND IGT

The following paragraphs set forth an analysis of the income statement, statement of financial position and statement of cash flows of the GTECH Group and the IGT Group.

4.1                               CONSOLIDATED FINANCIAL STATEMENTS OF THE GTECH GROUP

4.1.1                     Consolidated financial statements for the years ended December 31, 2013 and 2012 and interim consolidated financial statements for the six months ended June 30, 2014

The following tables set forth the consolidated statements of financial position and consolidated net financial position at June 30, 2014, December 31, 2013 and 2012, and the consolidated income statements and consolidated statements of cash flows for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012 of the GTECH Group and have been derived from:

•                  The consolidated financial statements of the GTECH Group for the years ended December 31, 2013 and 2012, prepared in accordance with IFRS, as adopted by the European Union, and subject to audit by Reconta Ernst & Young S.p.A., which issued its audit report without qualification on March 31, 2014 and March 28, 2013, respectively.

•                  The interim condensed consolidated financial statements of the GTECH Group for the six months ended June 30, 2014, prepared in accordance with IAS 34 — “Interim Financial Reporting,” as adopted by the European Union, which were the subject of a limited review by PricewaterhouseCoopers S.p.A., which issued its report without qualification on August 1, 2014.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT JUNE 30, 2014, DECEMBER 31, 2013 AND DECEMBER 31, 2012

	At June 30,	At December 31,	At December 31,
(thousands of euros)	2014	2013	2012
ASSETS
Non-current assets
Systems, equipment and other assets related to contracts, net	856,744	899,536	946,255
Property, plant and equipment, net	73,280	76,382	84,749
Goodwill	3,129,863	3,095,466	3,188,753
Intangible assets, net	1,186,326	1,257,297	1,333,948
Investments in associates and joint ventures	22,426	26,894	10,162
Other non-current assets	76,292	48,777	27,354
Non-current financial assets	32,998	28,886	23,395
Deferred income taxes	15,869	14,000	11,030
Total non-current assets	5,393,798	5,447,238	5,625,646

Current assets
Inventories	139,604	146,406	164,304
Trade and other receivables, net	803,209	904,248	809,894
Other current assets	168,639	190,517	181,177
Current financial assets	14,228	12,273	8,915
Income taxes receivable	4,811	3,574	19,509
Cash and cash equivalents	368,573	419,118	455,762
Total current assets	1,499,064	1,676,136	1,639,561
Non-current assets classified as held for sale	—	—	12,063
TOTAL ASSETS	6,892,862	7,123,374	7,277,270

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Issued capital	174,806	173,992	172,455
Share premium	1,649,525	1,717,261	1,703,923
Retained earnings	358,057	292,847	235,858
Other reserves	43,657	15,812	155,565
	2,226,045	2,199,912	2,267,801
Non-controlling interests	279,701	403,620	374,464
Total equity	2,505,746	2,603,532	2,642,265

Non-current liabilities
Long-term debt, less current portion	2,645,655	2,641,260	2,778,764
Deferred income taxes	152,631	134,278	138,755
Long-term provisions	18,564	17,499	45,204
Other non-current liabilities	53,046	62,098	51,059
Non-current financial liabilities	56,262	60,600	42,407
Total non-current liabilities	2,926,158	2,915,735	3,056,189

Current liabilities
Accounts payable	818,046	978,598	1,000,703
Short-term borrowings	13	851	541
Other current liabilities	344,211	361,740	355,668
Current financial liabilities	24,537	21,503	10,620
Current portion of long-term debt	182,732	214,496	181,276
Short-term provisions	755	1,185	1,900
Income taxes payable	90,664	25,734	28,108
Total current liabilities	1,460,958	1,604,107	1,578,816
TOTAL EQUITY AND LIABILITIES	6,892,862	7,123,374	7,277,270

CONSOLIDATED NET FINANCIAL POSITION AT JUNE 30, 2014, DECEMBER 31, 2013 AND DECEMBER 31, 2012

	At June 30,	At December 31,	At December 31,
(thousands of euros)	2014	2013	2012
Cash at bank	365,479	416,787	455,386
Cash on hand	3,094	2,331	376
Cash and cash equivalents	368,573	419,118	455,762

Current financial receivables	14,228	12,273	8,915

Facilities	127,226	125,901	105,267
2009 Notes (due 2016)	23,082	2,926	2,926
Capital Securities	15,469	46,406	46,406
2010 Notes (due 2018)	11,112	24,549	24,549
2012 Notes (due 2020)	5,658	14,408	1,223
Short-term borrowings	13	851	541
Other	24,722	21,809	11,525
Current financial debt	207,282	236,850	192,437

Net current financial cash	(175,519)	(194,541)	(272,240)

2009 Notes (due 2016)	756,604	756,558	759,616
Capital Securities	745,131	743,803	741,148
2010 Notes (due 2018)	496,556	496,128	495,307
2012 Notes (due 2020)	493,370	492,851	491,842
Facilities	152,506	150,446	288,922
Other	57,750	62,074	44,336
Non-current financial debt	2,701,917	2,701,860	2,821,171

Net financial position	2,526,398	2,507,319	2,548,931

CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

	For the six months ended June 30,
(thousands of euros)	2014	2013
Service revenue	1,411,649	1,399,901
Product sales	120,733	159,642
Total revenue	1,532,382	1,559,543

Raw materials, services and other costs	749,513	763,159
Personnel	273,020	277,836
Depreciation	119,003	122,829
Amortization	99,540	93,339
Impairment recovery, net	(1,104)	(2,025)
Capitalization of internal construction costs — labor and overhead	(44,450)	(48,611)
Total costs	1,195,522	1,206,527

Operating income	336,860	353,016

Interest income	1,648	1,439
Equity loss	(2,041)	(129)
Other income	767	660
Other expense	(4,806)	(3,883)
Foreign exchange loss, net	(1,696)	(1,479)
Interest expense	(81,394)	(80,624)
	(87,522)	(84,016)

Income before income tax expense	249,338	269,000
Income tax expense	102,224	109,751
Net income	147,114	159,249

Attributable to:
Owners of the parent	135,804	142,004
Non-controlling interests	11,310	17,245
	147,114	159,249

Earnings per share/ADRs
Basic — net income attributable to owners of the parent	€0.78	€0.82
Diluted — net income attributable to owners of the parent	€0.78	€0.82

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

	For the years ended December 31,
(thousands of euros)	2013	2012
Service revenue	2,783,727	2,822,279
Product sales	279,107	253,406
Total revenue	3,062,834	3,075,685

Raw materials, services and other costs	1,585,303	1,611,173
Personnel	568,266	539,346
Depreciation	254,599	249,921
Amortization	189,684	185,909
Impairment loss, net	6,058	6,227
Capitalization of internal construction costs - labor and overhead	(100,208)	(100,038)
Total costs	2,503,702	2,492,538

Operating income	559,132	583,147

Interest income	3,334	2,462
Equity income (loss)	(965)	1,015
Other income	1,131	3,686
Other expense	(11,177)	(9,729)
Foreign exchange loss, net	(2,309)	(1,214)
Interest expense	(163,074)	(155,364)
	(173,060)	(159,144)

Income before income tax expense	386,072	424,003
Income tax expense	180,837	158,778
Net income	205,235	265,225

Attributable to:
Owners of the parent	175,434	233,136
Non-controlling interests	29,801	32,089
	205,235	265,225

Earnings per share/ADRs
Basic — net income attributable to owners of the parent	€1.01	€1.35
Diluted — net income attributable to owners of the parent	€1.01	€1.35

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

	For the six months ended June 30,
(thousands of euros)	2014	2013
Cash flows from operating activities
Income before income tax expense	249,338	269,000
Adjustments for:
Depreciation	119,003	122,829
Intangibles amortization	99,584	93,384
Interest expense	81,394	80,624
Share-based payment expense	3,689	4,932
Non-cash foreign exchange loss, net	1,060	125
Provisions	702	(6,701)
Impairment recovery, net	(1,104)	(2,025)
Interest income	(1,648)	(1,439)
Other non-cash items	9,194	4,658
Cash foreign exchange loss, net	596	1,354
Income tax paid	(37,489)	(17,167)
Cash flows before changes in operating assets and liabilities	524,319	549,574
Changes in operating assets and liabilities:
Trade and other receivables	105,273	(58,502)
Other current assets	22,067	13,910
Accounts payable	(136,864)	(132,109)
Deferred revenue	(20,852)	21,196
Employee compensation	(22,088)	(24,209)
Taxes other than income taxes	(17,801)	(12,733)
Advance payments from customers	1,321	(13,751)
Other assets and liabilities	4,242	10,977
Net cash flows from operating activities	459,617	354,353
Cash flows from investing activities
Purchases of systems, equipment and other assets related to contracts	(82,628)	(91,922)
Acquisitions, net of cash acquired	(25,477)	(6,713)
Purchases of intangible assets	(8,461)	(108,762)
Purchases of property, plant and equipment	(3,907)	(5,100)
Interest received	1,549	1,759
Cash proceeds related to impairment recovery	—	2,025
Other	184	(6,825)
Net cash flows used in investing activities	(118,740)	(215,538)
Cash flows from financing activities
Dividends paid	(130,525)	(125,920)
Interest paid	(109,953)	(97,588)
Acquisition of non-controlling interest	(72,328)	—
Return of capital — non-controlling interest	(42,145)	(37,354)
Dividends paid — non-controlling interest	(32,427)	(33,601)
Net repayments of short-term borrowings	(825)	(785)
Capital increase - Northstar New Jersey Lottery Group LLC	—	54,439
Other	(1,602)	(4,077)
Net cash flows used in financing activities	(389,805)	(244,886)

Net decrease in cash and cash equivalents	(48,928)	(106,071)
Effect of exchange rate on cash	(1,617)	(3,727)
Cash and cash equivalents at the beginning of the period	419,118	455,762
Cash and cash equivalents at the end of the period	368,573	345,964

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

	For the year ended December 31,
(thousands of euros)	2013	2012
Cash flows from operating activities
Income before income tax expense	386,072	424,003
Adjustments for:
Depreciation	254,599	249,921
Intangibles amortization	189,774	186,001
Interest expense	163,074	155,364
Share-based payment expense	8,611	12,349
Impairment loss, net	6,058	6,227
Non-cash foreign exchange loss, net	938	1,159
Interest income	(3,334)	(2,462)
Provisions	(5,304)	9,141
Other non-cash items	15,015	7,376
Cash foreign exchange loss, net	1,372	55
Income tax paid	(170,943)	(193,442)
Cash flows before changes in operating assets and liabilities	845,932	855,692
Changes in operating assets and liabilities:
Inventories	14,423	(19,974)
Trade and other receivables	(108,594)	(143,678)
Other current assets	(13,021)	(71,028)
Accounts payable	(45,220)	114,899
Accrued expenses	11,055	(13,836)
Deferred revenue	22,265	16,298
Advance payments from customers	(29,466)	18,811
Other assets and liabilities	(1,125)	6,145
Net cash flows from operating activities	696,249	763,329
Cash flows from investing activities
Purchases of systems, equipment and other assets related to contracts	(183,878)	(211,833)
Purchases of intangible assets	(134,919)	(30,336)
Investment in associate	(19,800)	—
Purchases of property, plant and equipment	(10,370)	(10,193)
Acquisitions, net of cash acquired	(7,345)	—
Italy segment contingent consideration	(324)	(2,693)
Cash proceeds related to impairment recovery	3,807	4,455
Interest received	7,307	5,101
Other	3,951	(5,798)
Net cash flows used in investing activities	(341,571)	(251,297)
Cash flows from financing activities
Interest paid	(143,390)	(184,479)
Dividends paid	(125,920)	(122,220)
Principal payments on long-term debt	(102,810)	(320,423)
Return of capital — non-controlling interest	(40,087)	(42,562)
Dividends paid — non-controlling interest	(34,062)	(32,116)
Repayments of short-term borrowings	(170)	(15,218)
Proceeds from exercise of stock options	15,746	121
Capital increase — non-controlling interest	71,973	—
Cash paid on interest rate swaps	—	(15,901)
Proceeds from issuance of long-term debt	—	501,618
Other	(19,733)	(12,356)
Net cash flows used in financing activities	(378,453)	(243,536)

Net increase (decrease) in cash and cash equivalents	(23,775)	268,496
Effect of exchange rate on cash	(12,869)	(2,838)
Cash and cash equivalents at the beginning of the year	455,762	190,675
Cash and cash equivalents at the end of the year	419,118	456,333

4.1.1.1                    Analysis of the main changes in the statement of financial position that occurred between December 31, 2013 and June 30, 2014

“Total non-current assets” amounted to €5,393.8 million at June 30, 2014. The €53.4 million decrease as compared to December 31, 2013, was attributable to: i) a €42.8 million decrease in “Systems, equipment and other assets related to contracts, net,” due to depreciation for the period totaling €112.3 million, offset in part by additions of €65.0 million; and ii) a €71.0 million decrease in “Intangible assets,” as amortization of €99.6 million was offset in part by €20.8 million in additions during the period, mainly in connection with the acquisition of Probability PLC (hereinafter also referred to as “Probability”). This decrease was offset in part by an increase of €34.4 million in “Goodwill,” attributable to i) the effects of the translation of items denominated in foreign currencies, totaling €21.2 million; and ii) the Probability acquisition amounting to €13.2 million. The remaining non-current assets, which include “Property, plant and equipment,” “Investments in associates and joint ventures,” “Other non-current assets,” “Non-current financial assets” and “Deferred income taxes,” increased by €25.9 million due mainly to the recognition of an asset related to the “minimum revenue guarantee” in the State of Illinois.

“Total current assets” amounted to €1,499.1 million at June 30, 2014, a decrease of €177.1 million as compared to December 31, 2013, attributable to a decrease of €101.0 million in “Trade and other receivables, net” due to a contraction of Lottery receivables in the Italy segment reflecting lower sales. The remaining current assets, which include “Inventories,” “Other current assets,” “Current financial assets,” “Income taxes receivable” and “Cash and cash equivalents,” decreased by €76.1 million, due to the receipt in June 2014 of the concession fees due from the Italian gaming regulatory agency (Agenzia delle Dogane e dei Monopoli).

“Total equity” amounted to €2,505.7 million at June 30, 2014, a decrease of €97.8 million as compared to December 31, 2013 attributable to i) dividends distributed to shareholders of the parent of €130.5 million; ii) €72.2 million related to the acquisition of a 12.5% interest in SW Holding S.p.A.; iii) €42.1 million related to capital repayments; and iv) €32.4 million related to the distribution of dividends to non-controlling shareholders. This decrease was offset by €147.1 million in net income for the period and €32.3 million of favorable foreign currency translation effect and other minor changes.

“Total non-current liabilities” amounted to €2,926.2 million at June 30, 2014, an increase of €10.4 million as compared to December 31, 2013 primarily attributable to “Deferred income taxes,” which increased by €18.4 million due mainly to the tax effect deriving from the excess of amortization allowed for tax purposes over the amount recognized for reporting purposes, and the utilization of deferred tax assets on certain foreign net operating losses.

“Total current liabilities” amounted to €1,461.0 million at June 30, 2014, a decrease of €143.1 million as compared to December 31, 2013 attributable to i) “Accounts payable” for €160.6 million, due to the timing of payments to suppliers and intermediaries during the period; ii) “Current portion of long-term debt” for €31.8 million, due to interest paid in the six months ended June 30, 2014, attributable to the Capital Securities (maturity 2066)(4), the 2009 Notes (maturity 2016), the 2010 Notes (maturity 2018)

(4) In May 2006, GTECH S.p.A. floated a bond issue that may be repaid at face value at maturity after March 31, 2016, or on any following coupon payment date upon the occurrence of certain events relevant for tax purposes, through open market purchase, tender offers or if there is a change in corporate control. This bond issue is listed on the Luxembourg Stock Exchange. The Capital Securities accrue interest at a fixed rate payable annually until March 31, 2016 and at a variable rate payable semiannually thereafter.

and the 2012 Notes (maturity 2020)(5). This decrease was partially offset by an increase of €64.9 million in “Income taxes payable” due to the timing of estimated income tax payments. The remaining current liabilities, which include “Other current liabilities” and “Current portion of long-term debt,” decreased by €18.0 million due to several factors, such as incentive compensation payments in April 2014, the timing of Machine Gaming tax payments in the Italy segment and a decrease in deferred revenue principally related to Machine Gaming product sales booked in the first quarter of 2014 in the International segment. This decrease was partially offset by the recognition of a liability related to the “minimum revenue guarantee” in the State of Illinois.

4.1.1.2                    Analysis of the main changes in the statement of financial position that occurred between December 31, 2012 and December 31, 2013

“Total non-current assets” amounted to €5,447.2 million at December 31, 2013, a decrease of €178.4 million as compared to December 31, 2012 attributable to i) a €46.7 million decrease in “Systems, equipment and other assets related to contracts, net,” due to depreciation for the period totaling €241.3 million, the currency translation effect amounting to €31.4 million and impairment losses in the International segment totaling €6.3 million, offset in part by capital additions and the acquisition of Big Easy S.r.l., in April 2013; ii) a €93.3 million decrease in “Goodwill,” attributable to currency translation effect of €104.0 million, partially offset by an addition of €10.7 million recognized on the acquisition of Big Easy S.r.l.; and iii) a €76.7 million decrease in “Intangible assets,” due to the amortization for the period, totaling €189.8 million, and the currency translation effect amounting to €23.4 million, offset in part by €139.4 million of intangible asset additions including the US$120 million payment (€91.7 million at the June 2013 acquisition date) in connection with the signing, in June 2013, of a service contract with the State of New Jersey.

The remaining non-current assets, which include “Property, plant and equipment,” “Investments in associates and joint ventures,” “Other non-current assets,” “Non-current financial assets” and “Deferred income taxes,” increased by €38.2 million, primarily due to an investment made in December 2013 in Yeonama Holdings Co. Limited, for €19.8 million, and the recognition of an asset related to the “minimum revenue guarantee” agreement in the State of Illinois.

“Total current assets” amounted to €1,676.1 million at December 31, 2013, an increase of €36.6 million as compared to December 31, 2012, primarily attributable to “Trade and other receivables,” which increased by €94.4 million due to the timing of collection of Lottery receivables in the Italy segment.

“Non-current assets classified as held for sale,” amounting to €12.1 million as of December 31, 2012, were sold in the first quarter of 2013.

“Total equity” amounted to €2,603.5 million at December 31, 2013, a decrease of €38.7 million as compared to December 31, 2012, attributable to i) dividends distributed to shareholders of the parent and non-controlling interests of €125.9 million and €34.1 million, respectively; ii) currency translation

(5) In December 2009, December 2010 and December 2012, GTECH S.p.A. issued Senior unsecured non-convertible bonds unconditionally and irrevocably guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island Corporation LLC and Invest Games S.A. These bond issues are listed on the Luxembourg Securities Exchange. Interest is paid annually in arrears based on a fixed rate that can be adjusted annually by 1.25% depending on whether the rating is raised or lowered.

effect and other effects of €141.9 million, and iii) repayment of capital to non-controlling interests for €40.1 million. These effects were partially offset by €205.2 million of net income for the year, €75.0 million of capital contributions provided by partners in connection with Lottery Management Services agreements in New Jersey and Illinois and €23.1 million related to stock option plans, including the exercise of stock options by employees.

“Total non-current liabilities” amounted to €2,915.7 million at December 31, 2013, a decrease of €140.5 million as compared to December 31, 2012, of which €137.5 million was attributable to a decrease in “Long-term debt” resulting from the reclassification of US$175 million (€126.4 million) to “Current portion of long-term debt” relating to the portion of the US$700 million Term Loan Facility maturing within the next 12 months combined with the foreign currency translation effect. This reduction was offset in part by an increase of €18.2 million in “Non-current financial liabilities” reflecting an increase in finance leases in the Italy segment. Other non-current liabilities, which include “Other non-current liabilities” and “Long-term provisions,” decreased by €16.7 million, primarily due to lower provisions for risks, including a reduction of a provision as a result of the settlement of a tax dispute in the Italy segment, partially offset by an increase in deferred income for equipment supplied in California.

“Total current liabilities” amounted to €1,604.1 million at December 31, 2013, an increase of €25.3 million as compared to December 31, 2012, primarily attributable to the “Current portion of long-term debt,” which increased by €33.2 million mainly due to the reclassification of the US$175 million, (€126.4 million) installment of the US$700 million Term Loan Facility maturing within the next 12 months, from “Long-term debt, less current portion.” The effect of this reclassification was partially offset by the repayment of a US$140.0 million (€102.4 million) portion of the amount owed under the US$700 million Term Loan Facility and a decrease of €22.1 million in “Accounts payable” as a result of the timing of payments to suppliers and intermediaries.

4.1.1.3                    Analysis of the main variances in the income statement between the six months ended June 30, 2013 and the six months ended June 30, 2014

REVENUE

In the six months ended June 30, 2014, revenue decreased by 1.7% as compared to the same period in 2013. The decrease was as a result of a combination of factors, including the impact of unfavorable exchange rate fluctuations and a decrease in product sales, partially offset by an increase in service revenue.

The following table sets forth an analysis of revenue by operating segment:

	For the six months ended June 30.
	Service revenue		Product sales		Total
(thousands of euros)	2014	2013	2014	2013	2014	2013
Operating segment
Americas	411,299	387,681	82,676	116,531	493,975	504,212
International	115,029	124,222	36,861	41,420	151,890	165,642
Italy	885,060	887,725	1,196	1,691	886,256	889,416
	1,411,388	1,399,628	120,733	159,642	1,532,121	1,559,270

Purchase accounting					261	273
Total revenue					1,532,382	1,559,543

Americas Segment

Service revenue in the Americas segment increased by 6.1% as compared to the same period in 2013, primarily due to the contribution of Lottery Management Services agreements in New Jersey and Indiana, which commenced operations on October 1, 2013 and July 1, 2013, respectively. This increase was partially offset by an unfavorable currency translation effect.

Product sales in the Americas segment decreased by 29.1% as compared to the same period in 2013, as the significant increase in sales of gaming equipment achieved in Canada in the first six months of 2013 was not repeated in 2014, and unfavorable foreign currency fluctuations impacted product sales by €6.6 million.

These decreases were partially offset by an increase in sales of Lottery products in California and Pennsylvania.

International Segment

Service revenue in the International segment decreased by 7.4% as compared to the same period in 2013, attributable to a combination of factors, including a change in contract terms with a European customer, the recognition of deferred service revenue in the first half of 2013 related to a European customer that did not recur in 2014 and, unfavorable foreign currency exchange impacts amounting to €1.7 million.

Product sales in the International segment decreased by 11% as compared to the same period in 2013, and primarily reflects lower Machine Gaming product sales in Europe.

Italy Segment

An analysis of the main variances in the results for the different products offered and services provided, by type, within the Italy segment in the six months ended June 30, 2014 as compared to the same period in 2013, is provided below.

Instant Tickets: In the six months ended June 30, 2014, revenue from Instant Ticket services decreased by 2.5% as compared to same period in 2013, primarily due to lower ticket sales.

Machine Gaming: In the six months ended June 30, 2014, revenue from Machine Gaming decreased by 3.1% as compared to the same period in 2014, primarily as a result of a decrease in gaming machine wagers during the period.

Sports Betting: In the six months ended June 30, 2014, revenue from Sports Betting increased by 15.3% as compared to the same period in 2013, primarily due to an increase in wagers driven by the introduction of virtual betting. This increase was offset in part by a higher payout percentage.

Interactive Games: In the six months ended June 30, 2014, revenue from Interactive Games decreased by 8.9% as compared to the same period in 2013, primarily due a decrease in poker wagers.

TOTAL COSTS

In the six months ended June 30, 2014, total costs decreased by €11.0 million as compared to the same period in 2013, primarily attributable to a decrease in raw materials, services and other costs, largely as a result of a contraction in business volume during the period, and a decrease of €4.8 million in personnel costs as a result of a decrease in incentive compensation and statutory benefits paid due to a reduction in employees. Depreciation of property, plant and equipment decreased by €3.8 million as a result of a revision of the useful lives of some machines and systems currently in use, and a decrease in capitalization of costs for internally constructed assets. These decreases were partially offset by an increase of €6.2 million in amortization of intangible assets, due to new investments in licenses, software and sports betting rights, and the payment of an upfront fee for the service contract signed by Northstar New Jersey Lottery Group with the State of New Jersey.

OPERATING INCOME

	For the six months ended June 30.
(thousands of euros)	2014	2013
Operating segment
Americas	56,610	73,626
International	27,688	25,516
Italy	300,370	302,126
	384,668	401,268
Corporate support	(23,287)	(19,382)
Purchase accounting	(24,521)	(28,870)
Total operating income	336,860	353,016

In the six months ended June 30, 2014, operating income decreased by 4.6% as compared to the same period in 2013, primarily as a result of lower operating income in the Americas segment caused by a decrease in sales of gaming equipment in Canada, partially offset by higher sales of Lottery products.

FINANCIAL COMPONENTS

Interest expense, which is the main financial component, was substantially unchanged. The €0.8 million increase was attributable to the securitization program entered into in December 2013.

INCOME TAX EXPENSE

GTECH’s effective income tax rate was 41.0% for the six months ended June 30, 2014, substantially in line with the effective income tax rate for the same period of 2013.

4.1.1.4                    Analysis of the main variances in the income statement between the year ended December 31, 2012 and the year ended December 31, 2013

REVENUE

Revenue for the year ended December 31, 2013 decreased by 0.4% as compared to 2012, attributable to a decrease in Italy segment revenue primarily due to Machine Gaming, and in the International segment, due to a peak in product sales in 2012, combined with an unfavorable currency translation effect of €46.1 million. These impacts were partially offset by higher revenues in the Americas segment driven by Machine Gaming equipment sales in Canada.

The following table sets forth an analysis of revenue by operating segment:

	For the years ended December 31,
	Service revenue		Product sales		Total
(thousands of euros)	2013	2012	2013	2012	2013	2012
Operating segment
Americas	800,959	755,727	193,126	116,702	994,085	872,429
International	247,980	258,914	83,137	128,055	331,117	386,969
Italy	1,734,246	1,807,282	2,844	8,649	1,737,090	1,815,931
	2,783,185	2,821,923	279,107	253,406	3,062,292	3,075,329

Purchase accounting					542	356
Total revenue					3,062,834	3,075,685

Americas Segment

Revenue in the Americas segment increased by 13.9% for the year ended December 31, 2013 as compared to the prior year, primarily attributable to sales of Machine Gaming equipment in Canada, amounts received from Lottery Management Services agreements in New Jersey and Indiana, which commenced operations on October 1, 2013 and July 1, 2013, respectively, and a 3.1% increase in Lottery same store service revenue. The effect of these increases was partially offset by the unfavorable impact of currency translation. Revenue from existing contracts also increased from multistate jackpot activity and further growth in sales of instant lottery tickets, principally in Texas, North Carolina and California.

International Segment

Revenue in the International segment decreased by 14.4% for the year ended December 31, 2013 as compared to the prior year. Product sales decreased due to significant product sales recorded in 2012, to customers in United Kingdom and France, which did not recur in 2013.  Lottery revenue for the year ended December 31, 2013 was comparable with the amount reported for 2012. Total revenues were impacted by unfavorable foreign currency translation effect.

Italy Segment

An analysis of the main variances in the results for the different products offered and services provided, by type, within the Italy segment for 2013 as compared to 2012, is provided below.

Lotto: In the year ended December 31, 2013, Lotto service revenue increased by 1.4% as compared to the prior year, primarily due to the combined effect of an increase in “late number” wagers, lower core wagers and increased wagers for the “10eLotto” game.

Instant Tickets: In the year ended December 31, 2013, Instant Ticket services revenue decreased by 1.3% as compared to the prior year, due mainly to lower ticket sales.

Machine Gaming: In the year ended December 31, 2013, Machine Gaming revenue decreased by 12.6% as compared to the prior year, primarily due to higher taxes applied to machine gaming and a decrease in wagers, the effects of which were partially offset by an increase in the installed machine base.

Sports Betting: In the year ended December 31, 2013, Sports Betting revenue increased by 13.5% as compared to the prior year, principally due to a lower payout percentage, which was partially offset by a decrease in wagers. At December 31, 2013, the operational points of sale included 1,338 fixed-odds sports betting locations and 340 sports pool betting locations.

Interactive Games: In the year ended December 31, 2013, Interactive Games revenue decreased by 11.2% as compared with the prior year, primarily due to a decrease in poker wagers.

TOTAL COSTS

In the year ended December 31, 2013, total costs increased as compared with the prior year mainly due to an increase of €28.9 million in personnel costs, which reflects the hiring of additional staff, and a €4.7 million and €3.8 million increases in depreciation and amortization, respectively, as a result of additional capital investments made during the period, mainly focused on systems, equipment and other contract-related assets. These items were partially offset by a €25.9 million decrease in Raw materials, services and other costs, which decreased in line with the decrease in revenue, and insurance and taxes other than income taxes, which decreased as a result of extraordinary items in the previous year which did not recur in 2013.

OPERATING INCOME

	For the years ended December 31,
(thousands of euros)	2013	2012
Operating segment
Americas	122,164	88,684
International	50,655	55,578
Italy	499,661	541,552
	672,480	685,814
Corporate support	(56,065)	(41,184)
Purchase accounting	(57,283)	(61,483)
Total operating income	559,132	583,147

In the year ended December 31, 2013, Operating income decreased by 4.1% as compared with the prior year. Such decrease was attributable to lower operating income from Machine Gaming in the Italy segment, due in a part to a €30 million provision for the “AWP litigation,” and the higher machine gaming tax, the effect of which was partially offset by a lower sports betting payout. The increase in “Corporate Support” was primarily due to restructuring provisions incurred by the Products & Services organization resulting from the 2013 reorganization. The overall decrease in operating income was partially offset by the increase in operating income reported in the Americas segment as a result of sales of Machine Gaming equipment in Canada.

FINANCIAL COMPONENTS

Interest expense, which is the main financial component, increased in December 31, 2013 as compared to the prior year, primarily due to a change in the composition of the Company’s debt, as the financial resources generated by the 2012 Notes (maturity 2020) were used to repay the remaining Facility indebtedness.

INCOME TAX EXPENSE

The GTECH effective income tax rate during 2013 was 46.8% compared to 37.4% during 2012. The increase in the effective income rate principally relates to the tax settlement that was reached with the Italian Tax agency in December 2013 for the settlement of certain tax matters. The settlement was for a total of €34.7 million, of which €6.3 million had been recorded as a provision in previous periods. Absent this settlement, the effective income tax rate during 2013 was 39.8%, slightly higher than 2012 due to higher foreign losses principally in Spain and the United Kingdom where the future tax benefits of those losses could not be currently recorded.

4.1.1.5                    Analysis of the main variances that occurred in key components of the statement of cash flows for the six months ended June 30, 2014

Operating cash flows

The net cash flows from operating activities generated by GTECH in the six months ended June 30, 2014 amounted to €459.6 million, an increase of €105.3 million compared to same period in 2013, principally due to changes in operating assets and liabilities.

Investing cash flows

Net cash flows used in investing activities in the six months ended June 30, 2014 amounted to €118.7 million, mainly attributable to: i) €82.6 million for investments in systems, equipment and other assets in the Italy segment, for Machine Gaming, Lotto and Sports Betting, and, in the Americas and International segments, for systems and equipment in New Jersey, Colorado, Ontario, Trinidad and Tobago, Texas, Poland, Belgium, the United Kingdom and Greece; and ii) €25.5 million for new acquisitions, including €19.7 million (net of acquired cash) for the acquisition of the entire equity capital of Probability.

Financing cash flows

Net cash flows used in financing activities in the six months ended June 30, 2014 amounted to €389.8 million. In particular, dividends of €125.9 million (€0.73 per share) were paid and interest of €110.0 million primarily related to the Capital Securities, the 2010 Notes (maturity 2018) and the 2012 Notes (maturity 2020) was paid. In addition, in March 2014, the Company exercised a call option to acquire from UniCredit S.p.A. its entire interest in SW Holding S.p.A., equal to 12.5% of the equity capital, at a cost of €72.3 million, including related transaction costs. During the period, GTECH returned €42.1 million of capital and paid €32.4 million of dividends to non-controlling interests. At June 30, 2014, cash and cash equivalents amounted to €368.6 million.

4.1.1.6                    Analysis of the main variances that occurred in key components of the statement of cash flows for the year ended December 31, 2013

Operating cash flows

Net cash flows from operating activities were €696.2 million for 2013, a decrease of €67.1 million, as compared to 2012, attributable to changes in operating assets and liabilities, the payment of €30 million for the Italy Machine Gaming litigation settlement and the payment of a portion of the €28 million December 2013 Italy tax matter settlement.

Investing cash flows

Net cash flows used in investing activities during 2013 amounted to €341.6 million. The main investments included: i) €183.9 million for investments in systems, equipment and other assets in the Italy segment, for Machine Gaming, Lotto and Sports Betting, and, in the Americas and International segments, for systems and equipment in California, Indiana, the United Kingdom, Georgia, Texas, Illinois, New Jersey, Beijing, Rhode Island and New York; ii) €134.9 million for investments in intangible assets, principally related to the US$120 million (€91.7 million at the June 2013 acquisition date) “Upfront Fee” paid pursuant to a contract signed with the New Jersey Lottery to manage a wide range of the Lottery’s marketing, sales, and related functions; and iii) €19.8 million invested in Yeonama Holdings Co. Limited. At December 31, 2013, GTECH had undertaken a commitment to invest an additional €10.2 million in Yeonama, representing a total potential investment of €30 million.

Financing cash flows

Net cash flows used in financing activities during 2013 amounted to €378.5 million. In particular, interest paid amounted to €143.4 million primarily related to the Capital Securities, the 2009 Notes (maturity 2016) and the 2010 Notes (maturity 2018), and dividends paid amounted to €125.9 million (€0.73 per share). During the period, GTECH repaid €103.0 million in long-term debt, mainly related to the US$140.0 million (€102.4 million) payment made in December 2013 on the US$700 million Term Loan Facility. GTECH returned €40.1 million of capital and paid €34.1 million of dividends to non-controlling interests. GTECH received capital contributions of €72.0 million from its partners in Lottery Management Services agreements in New Jersey and Illinois.

4.2                               CONSOLIDATED FINANCIAL STATEMENTS OF THE IGT GROUP

4.2.1                    Consolidated financial statements for the fiscal years ended September 30, 2013 and 2012 and condensed interim financial statements for the six months ended March 31, 2014.

The schedules that follow present the consolidated statement of financial position and the consolidated net financial position at March 31, 2014 and at September 30, 2013 and 2012, the consolidated income statement and the consolidated statement of cash flows for the six months ended March 31, 2014 and 2013 and for the fiscal years ended September 30, 2013 and 2012 of the IGT Group. The abovementioned schedules have been derived from the following documents:

•                  The audited consolidated financial statements of IGT at September 30, 2013 and 2012 and for the three years in the period ended September 30, 2013 included in IGT’s Annual Report on Form 10-K filed with the SEC on November 26, 2013 prepared in accordance with US GAAP and subject to audit by PricewaterhouseCoopers LLP, which issued its audit report without qualification on November 26, 2013.

•                  The unaudited consolidated interim financial information of IGT at and for the six months ended March 31, 2014 is included in IGT’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2014 and is prepared in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”). PricewaterhouseCoopers LLP conducted a review of this information in accordance with the procedures specified by the Public Company Accounting Oversight Board in AU 722, “Interim Financial Information”.

IGT reports the fiscal year on a 52 or 53 week period that ends on the Saturday nearest to September 30. The actual period ends for the periods presented in the financial statements referred to above are as follows:

Presentation date	Actual closing date
September 30, 2013	September 28, 2013
September 30, 2012	September 29, 2012
March 31, 2014	March 29, 2014
March 31, 2013	March 30, 2013

The consolidated financial statements were prepared in accordance with US GAAP. However, based on a preliminary analysis, the adoption of IFRS would not have produced material differences in terms of the Group’s results or financial position. For additional information, refer to the section of this chapter which describes the main differences between US GAAP and IFRS applicable to the Group.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT MARCH 31, 2014, SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	At March 31,	At September 30,
(US$ millions)	2014	2013	2012
ASSETS
Current assets
Cash and cash equivalents	355.8	713.3	206.3
Investment securities	15.0	28.8	—
Restricted cash and investment securities	59.7	64.9	79.7
Restricted cash and investment securities of VIEs	1.8	2.1	2.2
Jackpot annuity investments	43.0	44.1	46.9
Jackpot annuity investments of VIEs	12.0	12.4	13.3
Accounts receivable, net	319.1	348.6	346.6
Current maturities of contracts and notes receivable, net	232.4	229.3	218.2
Inventories	76.0	90.1	92.9
Deferred income taxes	106.9	111.1	96.7
Other assets and deferred costs	177.5	131.3	160.5
Total current assets	1,399.2	1,776.0	1,263.3

Non-current assets
Property, plant and equipment, net	443.9	483.9	555.7
Jackpot annuity investments	222.9	234.5	252.3
Jackpot annuity investments of VIEs	30.4	34.1	43.4
Contracts and notes receivable, net	143.6	165.6	139.3
Goodwill	1,471.5	1,471.1	1,469.7
Other intangible assets, net	106.3	130.6	193.4
Deferred income taxes	127.6	128.8	106.5
Other assets and deferred costs	356.1	188.2	261.5
Total non-current assets	2,902.3	2,836.8	3,021.8
TOTAL ASSETS	4,301.5	4,612.8	4,285.1

LIABILITIES
Current liabilities
Short-term debt	846.4	826.6	—
Accounts payable	92.9	110.0	87.5
Jackpot liabilities, current portion	121.9	131.7	152.4
Accrued employee benefits	16.2	40.2	43.7
Accrued income taxes	—	7.8	8.1
Dividends payable	27.2	25.9	16.0
Other accrued liabilities	321.8	366.3	322.6
Total current liabilities	1,426.4	1,508.5	630.3

Non-current liabilities
Long-term debt	1,357.1	1,366.3	1,846.4
Jackpot liabilities	278.5	293.3	328.6
Other liabilities	124.9	190.6	282.0
Total non-current liabilities	1,760.5	1,850.2	2,457.0
TOTAL LIABILITIES	3,186.9	3,358.7	3,087.3
Commitments and Contingencies	—	—	—
Shareholder’s Equity
Common stock	—	—	0.1
Additional paid-in capital	1,456.6	1,433.1	1,585.1
Treasury stock	(486.2)	(274.9)	(1,332.9)
Retained earnings	138.0	87.7	941.0
Accumulated other comprehensive income	6.2	8.2	4.5
Total Equity	1,114.6	1,254.1	1,197.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,301.5	4,612.8	4,285.1

CONSOLIDATED OUTSTANDING DEBT OBLIGATIONS AT MARCH 31, 2014, SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	At March 31,	At September 30,	At September 30,
(US$ millions)	2014	2013	2012

Credit Facilities
Credit facility (due April 2018)	—	—	140.0
3.25% Convertible Notes (due May 2014)	850.0	850.0	850.0
7.5% Bonds (due June 2019)	500.0	500.0	500.0
5.5% Bonds (due June 2020)	300.0	300.0	300.0
5.35% Bonds (due October 2023)	500.0	500.0	—
Total principal debt obligations	2,150.0	2,150.0	1,790.0

Discounts
3.25% Convertible Notes	(3.6)	(23.3)	(60.0)
7.5% Bonds	(1.7)	(1.8)	(2.1)
5.5% Bonds	(0.9)	(0.9)	(1.0)
5.35% Bonds	(1.9)	(2.1)	—

Swap fair value adjustments
7.5% Bonds	42.0	48.4	77.0
5.5% Bonds	19.6	22.6	42.5
Total outstanding debt, net	2,203.5	2,192.9	1,846.4

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED MARCH 31, 2014 AND MARCH 31, 2013

	For the six months ended
	March 31,
(US$ millions, except earnings per share and diluted earnings per share)	2014	2013
Revenues
Gaming operations	453.4	496.9
Product sales	446.2	513.7
Interactive	154.4	119.6
Total revenues	1,054.0	1,130.2
Costs and operating expenses
Cost of gaming operations	176.8	187.1
Cost of product sales	215.3	244.2
Cost of interactive	59.3	48.2
Selling, general and administrative	242.1	210.9
Research and development	118.8	112.5
Depreciation and amortization	33.2	38.7
Contingent acquisition-related costs	15.0	39.3
Impairment and restructuring	17.8	1.6
Total costs and operating expenses	878.3	882.5
Operating income	175.7	247.7
Other income (expense)
Interest income	20.9	22.4
Interest expense	(73.3)	(62.0)
Other	(5.3)	(2.7)
Total other income (expense)	(57.7)	(42.3)
Income from continuing operations before tax	118.0	205.4
Income tax provision	13.0	61.9
Net income	105.0	143.5
Other comprehensive income (loss)
Foreign currency translation adjustment	(1.6)	(5.1)
Unrealized gain (loss), net of tax	(0.4)	—
Comprehensive income	103.0	138.4
Earnings per share
Basic	0.42	0.54
Diluted	0.42	0.54
Cash dividends declared per share	0.22	0.15
Weighted average shares outstanding
Basic	250.2	264.7
Diluted	251.9	266.7

CONSOLIDATED INCOME STATEMENT FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	Year ended
	September 30,
(US$ millions, except earnings per share and diluted earnings per share)	2013	2012
Revenues
Gaming operations	991.4	1,040.0
Product sales	1,085.2	966.8
Interactive	265.0	143.9
Total revenues	2,341.6	2,150.7
Costs and operating expenses
Cost of gaming operations	374.3	405.7
Cost of product sales	520.2	444.5
Cost of interactive	102.7	62.9
Selling, general and administrative	460.4	410.4
Research and development	235.0	217.0
Depreciation and amortization	77.4	76.9
Contingent acquisition-related costs	73.9	69.1
Impairment	3.6	42.5
Total costs and operating expenses	1,847.5	1,729.0
Operating income	494.1	421.7
Other income (expense)
Interest income	44.4	45.3
Interest expense	(123.4)	(122.2)
Other	(12.8)	(2.0)
Total other income (expense)	(91.8)	(78.9)
Income from continuing operations before tax	402.3	342.8
Income tax provision	129.6	93.1
Income from continuing operations	272.7	249.7
Loss from discontinued operations, net of tax	—	(3.8)
Net income	272.7	245.9

Other comprehensive income (loss)
Foreign currency translation adjustment	(4.3)	13.4
Unrealized gain (loss), net of tax	8.0	(0.1)
Comprehensive income	276.4	259.2

Basic earnings (loss) per share
Continuing operations	1.04	0.86
Discontinued operations	—	(0.01)
Net income	1.04	0.85
Diluted earnings (loss) per share
Continuing operations	1.03	0.86
Discontinued operations	—	(0.01)
Net income	1.03	0.85
Cash dividends declared per share	0.34	0.24
Weighted average shares outstanding
Basic	262.6	288.8
Diluted	265.2	290.4

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2014 AND MARCH 31, 2013

	For the six months ended
	March 31,
(US$ millions)	2014	2013
Operating
Net income	105.0	143.5
Adjustments
Depreciation and amortization	99.4	117.8
Acquisition related contingent earn-out costs	6.6	16.2
Discounts and deferred issuance costs	23.7	22.1
Share-based compensation	16.5	18.6
Impairment	9.0	1.6
Excess tax benefits from employee stock plans	(6.5)	(0.9)
Other non-cash items	15.6	12.4
Changes in operating assets and liabilities, excluding acquisitions:
Receivables	15.5	(21.1)
Inventories	13.4	9.4
Accounts payable and accrued liabilities	(50.2)	(78.0)
Jackpot liabilities	(32.9)	(40.7)
Income taxes, net of employee stock plans	(43.9)	(21.0)
Other assets and deferred costs	(236.4)	2.6
Net operating cash flows	(65.2)	182.5
Investing
Capital expenditures	(46.2)	(56.4)
Proceeds from assets sold	7.8	8.3
Purchases of investment securities	13.9	—
Jackpot annuity investments, net	25.0	27.1
Changes in restricted cash	5.6	5.8
Loans receivables payments received	14.9	15.1
Net investing cash flows	21.0	(0.1)
Financing
Debt proceeds	—	65.0
Debt repayments	—	(85.0)
Debt issuance costs	(0.6)	—
Employee stock plan proceeds	5.5	7.4
Excess tax benefits from employee stock plans	6.5	0.9
Share repurchases	(211.3)	(75.1)
Dividends paid	(53.4)	(34.7)
Acquisition-related contingent consideration	(56.1)	(27.9)
Net financing cash flows	(309.4)	(149.4)
Foreign exchange rates effect on cash and cash equivalents	(3.9)	(2.8)
Net change in cash and cash equivalents	(357.5)	30.2
Beginning cash and cash equivalents	713.3	206.3
Ending cash and cash equivalents	355.8	236.5

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	Year ended
	September 30,
(US$ millions)	2013	2012
Operating
Net income	272.7	245.9
Adjustments
Depreciation and amortization	231.6	240.3
Acquisition related contingent earn-out costs	35.0	27.5
Discounts and deferred issuance costs	45.0	41.2
Share-based compensation	39.4	33.2
Net loss on disposal and impairment	3.6	40.6
Excess tax benefits from employee stock plans	(2.5)	(2.4)
Other non-cash items	7.3	(16.9)
Changes in operating assets and liabilities, excluding acquisitions:
Receivables	(93.1)	(101.1)
Inventories	14.2	(11.7)
Accounts payable and accrued liabilities	(33.6)	53.8
Jackpot liabilities	(73.6)	(47.5)
Income taxes, net of employee stock plans	(24.6)	(38.4)
Other assets and deferred costs	28.6	(18.0)
Settlement of treasury lock contracts	12.6	—
Net operating cash flows:	462.6	446.5
Investing
Capital expenditures	(127.8)	(208.7)
Proceeds from assets sold	24.6	33.1
Purchases of investment securities	(28.8)	—
Jackpot annuity investments, net	48.6	51.8
Changes in restricted cash	14.9	10.7
Loans receivable cash advanced	—	(0.8)
Loans receivable payments received	32.4	29.8
Proceeds from unconsolidated affiliates	—	9.2
Business acquisitions, net of cash acquired	—	(233.9)
Net investing cash flows	(36.1)	(308.8)
Financing
Debt proceeds	617.9	280.0
Debt repayments	(260.0)	(140.0)
Debt issuance costs	(6.5)	—
Employee stock plan proceeds	27.5	13.3
Excess tax benefits from employee stock plans	2.5	2.4
Share repurchases	(190.5)	(475.2)
Noncontrolling interests acquired	—	(2.5)
Dividends paid	(79.0)	(70.6)
Acquisition-related contingent consideration	(27.9)	—
Net financing cash flows	84.0	(392.6)
Foreign exchange rates effect on cash and cash equivalents	(3.5)	1.2
Net change in cash and cash equivalents	507.0	(253.7)
Beginning cash and cash equivalents	206.3	460.0
Ending cash and cash equivalents	713.3	206.3

4.2.1.1                    Analysis of the main changes in the statement of financial position that occurred between September 30, 2013, and March 31, 2014

“Total assets” of the IGT Group amounted to US$4,301.5 million at March 31, 2014. The decrease of US$311.3 million as compared to September 30, 2013 is primarily the result of the following factors: i) a US$376.8 million decrease in “Cash and cash equivalents,” “Investment securities” and “Restricted cash” due to purchases of treasury shares and advance payments for licenses; ii) a US$48.4 million decrease in “Accounts receivables, net”, “Current maturities of contacts and notes receivable, net” and “Contacts and notes receivable, net” that mainly reflects the impact of lower revenues; and iii) a US$64.3 million, decrease in “Property, plant and equipment, net” and “Other intangible assets, net” as a result of the depreciation and amortization for the period. These reductions in “Total assets” were offset in part by a US$185 million increase in other assets attributable to purchases of prepaid licensing rights.

The decrease in “Total liabilities” reported by the IGT Group at March 31, 2014, as compared to September 30, 2013 included: i) a reduction of US$140.4 million in other liabilities resulting from payments related to acquisition contingencies; ii)  a net release of US$51.7 million relating to tax provisions; and iii) a decrease of US$24.6 million in jackpot-related liabilities due to a difference in the timing of the accrual of jackpots, payment of winnings, amounts wagered and applied interest rates. These decreases in “Total liabilities” were offset in part by an increase of US$39.8 million arising from the recognition of liabilities for royalties.

“Total shareholders’ equity” of the IGT Group, amounting to US$1,114.6 million at March 31, 2014, decreased as compared to September 30, 2013, due primarily to the effect of purchases of treasury shares and the payment of dividends, partially offset by the contribution of the results for the period.

4.2.1.2                    Analysis of the main changes in the statement of financial position that occurred between September 30, 2012 and September 30, 2013

“Total assets” of the IGT Group amounted to US$4,612.8 million at September 30, 2013. The increase of US$327.7 million as compared to September 30, 2012 is primarily the result of an increase of US$507 million in “Cash and cash equivalents” mostly due to new bonds issued in September 2013. This increase is offset by i) decreases of US$71.8 million and US$62.8 million, in “Property, plant and equipment, net” and “Other intangible assets, net,” respectively, as a result of the depreciation and amortization for the period; and ii) a decrease of US$51.6 million in other assets primarily attributable to changes in fair value of interest rate derivatives.

The increase in “Total liabilities” reported by the IGT Group as compared to September 30, 2012 is primarily attributable to the placement of a new bond issue floated in September 2013. The effect of this transaction was partly offset by a US$56 million decrease in current and non-current jackpot liabilities.

“Total shareholders’ equity” of the IGT Group amounted to US$1,254.1 million at September 30, 2013, an increase of US$56.3 million, as compared to September 30, 2012. This increase was primarily attributable to the following factors: i) US$276.4 million relates to the comprehensive income for the year; ii) US$59.4 million attributable to employee stock plan issuances; and iii) a decrease of US$279.4 million, attributable to the purchases of treasury shares and the payment of dividends.

4.2.1.3                    Analysis of the main changes in the income statement that occurred between the six months ended March 31, 2013 and the six months ended March 31, 2014

REVENUES

“Total revenues” of the IGT Group amounted to US$1,054.0 million for the six months ended March 31, 2014, a decrease of US$76.2 million, as compared to the six months ended March 31, 2013, of which US$43.4 million was attributable to the North America segment,  and US$32.8 million attributable to the International segment. Revenues from “Product sales” decreased by US$67.5 million (13%) during the period, reflecting a reduction in the number of gaming machines sold, and revenues from “Gaming operations” decreased by US$43.5 million (9%), due to a decrease in amounts wagered and the number of installed machines. These decreases were partly offset by a gain of US$34.8 million (29%) in revenues from “Interactive gaming,” driven by the increased contribution provided by social gaming.

A detailed review of sales trends for the Group’s three main revenue lines is provided below.

Gaming operations

The decrease in revenues generated by gaming operations is the combined result of a contraction in amount wagered, particularly regarding the MegaJackpots® premium brand of games, and a reduction in the number of installed machines. The decrease in gross margin was primarily due to the reduction in amounts wagered, partially offset by lower depreciation.

Product sales

Revenues from products sales decreased due to lower sales volumes from replacement machines, particularly in North America. Non-machine revenues increased due to i) a US$7.5 million increase in parts sales; and ii) a US$7.2 million increase in system sales, partially offset by iii) lower license fees, primarily due to a US$5 million royalty settlement in the prior year period.

Interactive

Interactive revenue increased due to the growth generated by the DoubleDown Casino® product. Social gaming(6) revenue continued to improve, as a result of increases both in DAU(7) and Bookings per DAU(8) made possible by the introduction of IGT content in the DoubleDown Casino® and an effective marketing strategy. The decrease in IGTi revenues, was primarily as a result of the discontinuation of the lower-performing product offerings.

(6) The activity or practice of playing an online game on a social media platform.

(7) DAU (Daily Active Users) measures the number of users playing on the DoubleDown Casino® each day.

(8) Bookings per DAU measures the amount of virtual chips sold during each period per DAU.

COSTS AND OPERATING EXPENSES

“Total cost and operating expenses” of the IGT Group amounted to US$878.3 million for the six months ended March 31, 2014, a decrease of US$4.2 million as compared to the six months ended March 31, 2013. The overall decrease in operating expenses partially related to the decrease in revenues. Impairment and restructuring charges increased as a result of initiatives launched in March 2014 as part of the program to realign the operational structure, which resulted in the recognition of US$8.8 million related to workforce reduction and US$7.7 million of impairment related to abandoned software. Other significant increases in operating expenses included US$9.7 million in marketing expenses and US$6.5 million for professional fees primarily due to an increase in commercial litigation and contingent litigation charges.

OTHER INCOME (EXPENSE)

The unfavorable change in total other income (expense) was primarily due to increased interest expense primarily related to additional bonds issued in September 2013 and an increase of US$4 million in foreign currency losses primarily related to the Argentina peso devaluation.

INCOME TAX PROVISION

The effective annual tax rate for 2014 benefited from the completion of the tax audit performed by the U.S. Internal Revenue Service in December 2013, which resulted in a reduction of the tax provision of US$29.6 million. This positive effect was offset in part by the inability to deduct for tax purposes the foreign exchange losses incurred on the Argentinian peso in January 2014. Furthermore, the effective tax rate applied in the first half of 2013 reflected the positive impact of an increase in tax-deductible expenses amounting to US$5.9 million.

Overall, the difference between the effective tax rate (11% in 2014 and 30.1% in 2013) and the U.S. federal statutory rate (35%) is primarily due to the geographical distribution of taxable income, permanent differences between the tax bases and the carrying amounts of some of IGT Group’s assets and some changes in previously unrecognized tax benefits.

ANALYSIS BY SEGMENT

The table below provides a breakdown of IGT Group’s performance in the different segments in which it operates (North America and International).

	For the six months ended March 31.
	North America		International		Total
(US$ millions)	2014	2013	2014	2013	2014	2013

Gaming operations	391.7	428.8	61.7	68.1	453.4	496.9
Product sales	313.8	359.5	132.4	154.2	446.2	513.7
Interactive	136.1	96.7	18.3	22.9	154.4	119.6
Total revenues	841.6	885.0	212.4	245.2	1,054.0	1,130.2

North America Segment

The US$43.4 million decrease in North America revenues reflects the impact of i) a decrease of US$45.7 million in product sales; and ii) a reduction of US$37.1 million in gaming operations, and iii)

an increase of US$39.4 million in interactive. Total gross margin remained flat as higher margin in interactive was offset by lower gaming operations margin. Operating margin decreased due to lower revenues coupled with higher operating expenses.

International segment

The revenues of the International segment decreased by US$32.8 million compared with the six months ended March 31, 2013. This contraction affected all business lines, but was particularly pronounced in terms of product sales, which decreased by 14%. The currency translation effect had a negative impact on revenues of US$9.5 million. Gross margin was flat, as higher margins in gaming operations and interactive were offset by product sales margin decline. Operating income and operating margin declined due to lower revenue along with higher operating expenses, primarily due to bad debt provisions and business realignment charges.

4.2.1.4                    Analysis of the main changes in the income statement that occurred between the fiscal year ended September 30, 2012 and the fiscal year ended September 30, 2013

REVENUES

“Total revenues” of the IGT Group amounted to US$2,341.6 million for the year ended September 30, 2013, an increase of US$190.9 million as compared to the year ended September 30, 2012, entirely attributable to growth in the North America segment, which was driven by i) an increase of US$133.0 million in interactive gaming revenues, mainly attributable to social gaming with DoubleDown Casino® acquisition at the end of January 2012; and ii) an increase of US$111.6 million in product sales. These increases were partly offset by a reduction in revenues from gaming operations in the North America segment amounting to US$53.6 million. Changes in foreign currency rates negatively impacted revenues by US$9.9 million.

A detailed review of sales trends for the Group’s three main revenue lines is provided below.

Gaming operations

The decrease in revenues generated by gaming operations was due to the combined result of a contraction in amounts wagered, particularly regarding the MegaJackpots® premium brand of games, and a reduction in the number of installed machines, particularly in North America and, to a lesser extent, in the International segment.

Product sales

Revenues from product sales increased due to an increase in machines and systems sales in North America. The increase in machines sales was primarily driven by 6,000 replacement video lottery terminals (VLTs) in Canada, 4,400 new VLTs in Illinois and 4,600 poker replacement machines.

Interactive

Interactive revenue grew primarily as a result of growth in the DoubleDown Casino®. Social gaming revenues continued to improve as a result of increases in both DAU and Bookings per DAU. These improvements were primarily driven by the introduction of IGT content in the DoubleDown Casino® and overall growth in desktop and mobile platform applications. IGTi revenues decreased by US$14.3 million, as the result of the following factors: i) the closing of certain European online turnkey and poker operations; and ii) US$7.4 million related to the prior year VAT settlement. These decreases were partially offset by an increase of US$11.3 million in online casino revenues due to a 36% increase in IGT rgs® customers. Additionally, mobile applications generated 21% of online casino revenues, compared to 10% in the prior year.

COSTS AND OPERATING EXPENSES

“Total costs and operating expenses” of the IGT Group amounted to US$1,847.5 million for the year ended September 30, 2013, an increase of US$118.5 million as compared to the prior year. The increase was primarily attributable to “Cost of product sales” and “Selling, general and administrative expenses,” as a result of the following factors: i) an increase of $34.5 million due to advertising and promotional expenses which included US$27.1 million in increased marketing costs related to the increase in social gaming revenues and additional costs for trade shows and related events; ii) a US$7.7 million increase in proxy contest fees; and iii) a US$7.7 million increase in bad debt provisions mainly relating to international customers. The remaining increase in “Selling, general and administrative expenses” and “Research and development costs” generally related to higher employee headcount. Acquisition-related costs increased by US$3.4 million due to the DoubleDown transaction. These increases were partially offset by a decrease of US$38.9 million in impairment and restructuring charges.

OTHER INCOME (EXPENSE)

The change in total other income (expense) was unfavorable primarily due to increased foreign currency losses of US$6.2 million primarily from Latin America and Australia currencies and an additional fair value loss adjustment of US$4.7 million on interest rate swaps. Lower interest income and higher interest expense on debt also contributed to the unfavorable change.

INCOME TAX PROVISION

The difference between the effective tax rate (32.2% in 2013 and 27.2% in 2012) and the U.S. federal statutory rate (35%) is primarily due to the geographical distribution of taxable income, permanent differences between the tax bases and the carrying amounts of some of the Group’s assets and some changes in previously unrecognized tax benefits.

ANALYSIS BY SEGMENT

The table below provides a breakdown of the Group’s performance in the different segments in which it operates (North America and International).

	For the years ended September 30,
	North America		International		Total
(US$ millions)	2013	2012	2013	2012	2013	2012

Gaming operations	854.2	907.8	137.2	132.2	991.4	1,040.0
Product sales	759.8	648.2	325.4	318.6	1,085.2	966.8
Interactive	221.1	88.1	43.9	55.8	265.0	143.9
Total revenues	1,835.1	1,644.1	506.5	506.6	2,341.6	2,150.7

North America Segment

The US$191 million increase in North America was attributable to the following factors: i) a US$133 million increase in interactive gaming revenues; and ii) a US$111.6 million increase in revenues from product sales. These increases were partially offset by a US$53.6 million decrease in revenues from gaming operations. Gross margin was in line with that of the previous year, as improvements in the gaming operations and interactive gaming areas were offset by a contraction in product sales. Operating margins improved, as revenues grew at a faster rate than operating expenses. Operating expenses increased primarily from additional costs of US$55.3 million related to DoubleDown operations, which included US$27.1 million for increased advertising and promotional expenses and US$3.4 million in additional acquisition-related expenses.

International segment

International revenues remained relatively constant, as a decrease of US$11.9 million in interactive gaming was offset by increases of US$6.8 million in product sales and US$5 million in gaming operations. Changes in foreign currency exchange negatively impacted revenues by US$8.9 million. Total gross margin was relatively constant compared with the previous year, as an improvement in the margin generated by interactive gaming was offset by margin contractions both for gaming operations and product sales. Operating margin improved due to a reduction in operating expenses resulting from the closing of certain operations, partially offset by an increase in the bad debt provisions of US$7.3 million.

4.2.1.5                    Analysis of the main changes that occurred in key components of the statement of cash flows between the six months ended March 31, 2013 and the six months ended March 31, 2014

Operating cash flows

Cash used in operations amounted to US$65.2 million for the six months ended March 31, 2014, compared to cash generated in operations amounting to US$182.5 million for the six months ended March 31, 2013. This change is mainly due to the cash used for prepaid licensing rights of US$185 million, and acquisition-related contingent payments of US$84.3 million during the six months ended March 31, 2014.

Investing cash flows

Investing cash flows amounted to US$21 million for the six months ended March 31, 2014, an increase of US$21.1 million as compared to the six months ended March 31, 2013, attributable to increased proceeds from investment securities of US$13.9 million and a $10.2 million decrease in capital expenditures.

Financing cash flows

The increase in cash used for financing activities primarily relates to an increase of US$136.2 million in used to purchase treasury shares and US$28.2 million in acquisition-related disbursements.

4.2.1.6                    Analysis of the main changes that occurred in key components of the statement of cash flows for the years ended September 30, 2013 and September 30, 2012

Operating cash flows

Operating cash flows generated cash of US$462.6 million in the year ended September 30, 2013, an increase over cash generated by operations in 2012, attributable to higher earnings, offset by US$47.4 million of payments for acquisition-related contingent consideration. Changes in operating assets and liabilities, caused by changes in business volumes and timing of payments, absorbed cash of US$6.6 million. The increase in cash used, including US$87.4 million to settle trade payables and other liabilities and US$26.1 million to settle jackpot liabilities, was partially offset by a reduced cash utilization for (i) other activities, amounting to $46.6 million, (ii) inventory, amounting to $25.9 million, and (ii) taxes, amounting to US$13.8 million, in addition to the cash made available by the settlement of the treasury lock contracts, amounting to US$12.6 million.

Investing cash flows

Net cash used in investing activities amounted to US$36.1 million in the fiscal year ended September 30, 2013. The reduction in cash used for investments in 2013 was primarily due to a decrease in cash used for business acquisitions amounting to US$233.9 million, and lower capital expenditures.

Financing cash flows

Cash generated by financing activities amounted to US$84.0 million in the fiscal year ended September 30, 2013. The reduction in cash used for financing activities in 2013 was primarily attributable to the combination of the following factors i) an increase of US$211.4 million in financing received, as a result of a bond placement (5.35% Bonds) in September 2014; and ii) a decrease of US$284.7 million in cash used to purchase treasury shares. These effects were offset in part by contingent consideration paid on past acquisitions, of US$27.9 million. In 2013, approximately 2.5 million shares, paid for in advance in June 2012, were awarded within the framework of the accelerated share repurchase transaction (ASR) and an additional 10 million shares were purchased through market transactions for a total of US$190.5 million.

4.2.2                    Main differences between US GAAP and IFRSs applicable to the Group.

A brief description of the main differences between US GAAP and IFRS identified based on a preliminary analysis of the financial statements of the IGT Group is provided below:

(i)                           Accounting treatment of convertible bonds and related call options and warrants: IAS 32 specifies that financial instruments that contain both a liability and equity component must be recognized in the financial statements separately as a financial liability and an equity instrument (“split accounting”). IFRS requirements differ from those of US GAAP, as the embedded conversion option of the convertible bonds, the related call options and warrants would be defined as derivative financial instruments under IFRS compared to equity instruments under US GAAP.

(ii)                        Accounting treatment of deferred compensation plans: In accordance with IAS 19, IGT’s deferred compensation plans that are invested in a fund are deemed to be defined-benefit plans and the corresponding liabilities must be measured in the financial statements based on the present value of the benefits owed to employees. This valuation method differs from the one prescribed by US GAAP which calls for measuring the liability based on the fair value of the assets held by the fund.

(iii)                     Accounting treatment of share-based incentives: The abovementioned analysis identified the following main differences in the accounting treatment of the IGT incentives:

a)                           Share-based incentives that vest over the long term: Under US GAAP share-based incentives consisting of multiple tranches with different vesting dates are recognized in the financial statements using a straight-line cost allocation method over the entire vesting period. Under IFRS, the cost of the incentive is recognized using the straight-line method for each tranche consistent with the respective vesting period.

b)                           Share-based incentives paid net of tax withholdings: Under US GAAP, share-based incentives that call for the net cash settlement of tax withholdings are accounted for in equity, unless the withholding rate applied exceeds the company’s tax rate. Under IFRS, the portion of the incentive corresponding to the tax withholding is treated as a cash-settled award, the fair value of which must be recognized as a liability in the financial statements.

c)                            Tax deductibility of share-based incentives: Under US GAAP, deferred taxes on share-based incentives are computed on the cumulative value of the cost for incentives that vested during the reporting period. Under IFRS, deferred taxes are computed based on the present value of deductible costs on the reporting date.

(iv)                    Taxation differences: The abovementioned analysis identified the following main taxation differences:

a)                           Under US GAAP, no deferred taxes are recognized for differences involving non-cash assets and liabilities converted from their original currency to the functional currency of the financial statements based on historical exchange rates. Under IFRS, deferred taxes must be recognized on any difference between the carrying amounts of the abovementioned assets and liabilities, computed based on historical exchange rates, and the corresponding tax bases.

b)                           Under US GAAP, all tax effects computed by the seller by applying its tax rate to the margins generated by an intercompany transaction are deferred until the abovementioned margins are realized with an external party. Under IFRS, deferred taxes on margins on intercompany transactions not yet realized with an external party are computed based on the tax rates of the buyer.

5.              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION GEORGIA WORLDWIDE PLC

The following section includes the document “Georgia Worldwide PLC unaudited pro forma consolidated statements of financial position at June 30, 2014 and unaudited pro forma consolidated income statements for the six months then ended” approved by the GTECH board of directors at October 1, 2014 and prepared to represent the main effects of the Transactions (as defined below) on the consolidated statement of financial position and result of operations of UKCo.

5.1                              GEORGIA WORLDWIDE PLC UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT JUNE 30, 2014 AND UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS THEN ENDED

Introduction

The unaudited pro forma consolidated financial information of Georgia Worldwide PLC (“UKCo”) includes the unaudited pro forma consolidated statement of financial position at June 30, 2014 and the unaudited pro forma consolidated income statement for the six months ended June 30, 2014 with the related explanatory notes (together the “Unaudited Pro Forma Consolidated Financial Information”). The Unaudited Pro Forma Consolidated Financial Information has been prepared for inclusion in the information document being prepared on voluntary basis in accordance with Article 70, paragraph 6, of CONSOB Regulation no. 11971 of May 14, 1999 as subsequently amended, for the cross-border merger of GTECH S.p.A. (“GTECH”, together with its subsidiaries the “GTECH Group”) into UKCo. In particular, the Unaudited Pro Forma Consolidated Financial Information has been prepared to represent the pro forma effects of the following transactions (the “Transactions”) on the consolidated statement of financial position and results of operations of UKCo:

•                                acquisition of 100% of the outstanding capital stock International Game Technology (together with its subsidiaries “IGT”) by UKCo through the merger of IGT with Georgia Worldwide Corporation, controlled by UKCo (“IGT Merger”). At the effective time of the IGT Merger:

-                                  each outstanding share of IGT common stock will be converted into the right to receive a combination of cash and UKCo ordinary shares;

-                                  each outstanding IGT stock option and restricted stock unit award granted (i) before July 1, 2013 to IGT employees or (ii) to non-employee directors will fully vest and be cancelled in exchange for a cash payment equal to $18.25; and

-                                  each outstanding award of IGT restricted stock units granted between July 1, 2013 and July 15, 2014 will be converted into an award with respect to UKCo ordinary shares.

•                                financing of the Mergers (as defined below) and related costs incurred by GTECH through the bridge facility obtained on July 15, 2014 (the “Bridge Facility”) in an aggregate principal amount of approximately US$10.4 billion (€8.2 billion at a US$ to € exchange rate of 0.785 at September 26, 2014). Furthermore, GTECH and IGT might be required to refinance existing specified indebtedness, due to provisions triggered by the Mergers (the “Financing”). The pro forma adjustments are based on the assumption that the counterparties to the IGT derivatives, the GTECH derivatives, the GTECH credit facility and the GTECH notes will exercise their contractual rights to require early termination due to the Transactions. The pro forma adjustments are based on the assumption that IGT bondholders will not exercise their put option, as the IGT bonds are trading above the contractual put price at September 26, 2014. The outstanding principal amount of the IGT bonds at June 30, 2014 amounts to €1,021.0 million (US$1.3 billion at a US$ to € exchange rate of 0.785 at September 26, 2014). It is anticipated that the Bridge Facility will be drawn only to the extent that GTECH is unable (i) to obtain consent from the GTECH note holders or counterparties of GTECH and IGT derivative financial instruments and (ii) to raise debt financing in the form of term loans and/or debt securities at or prior to the closing of the Mergers. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable at this time; actual results may materially differ from the Unaudited Pro Forma Consolidated Financial Information; and

•                                GTECH merger with and into UKCo, pursuant to which each issued and outstanding GTECH ordinary share will be converted into the right to receive one UKCo ordinary share (the “GTECH Merger” and together with the IGT Merger, the “Mergers”). Pursuant to the Merger Agreement, if GTECH shareholders exercise cash exit rights (“Rescission Rights”) under Italian law in respect of more than 20% of the GTECH ordinary shares outstanding at the date of the Merger Agreement, GTECH will be entitled to terminate the Merger Agreement. The pro forma effects of the GTECH Merger have been prepared assuming 20% of Rescission Rights are exercised as the actual amount of Recession Rights which will be exercised is unknown at this time.

On July 15, 2014 GTECH, UKCo, Georgia Worldwide Corporation and GTECH Corporation, entered into the merger agreement with IGT (the “Merger Agreement”) to acquire the entire issued share capital of IGT. The completion of the Mergers is subject to satisfaction of certain conditions, including (i) antitrust approval, (ii) gaming approvals, (iii) the receipt of a merger order from the High Court of England and Wales, (iv) IGT and GTECH shareholder approvals and (v) NYSE listing approval for the UKCo ordinary shares.

The pro forma adjustments to the Unaudited Pro Forma Consolidated Financial Information are limited to those that are directly attributable to the pro forma adjustment related to the Transactions,

factually supportable, and with respect to the income statement, expected to have a continuing impact on the results of the combined entities. The Unaudited Pro Forma Consolidated Financial Information is presented for illustrative purposes only and based upon available information and certain assumptions that each of GTECH and IGT believe are reasonable, including assumptions pursuant to the terms of the Merger Agreement.

The Unaudited Pro Forma Consolidated Financial Information has been prepared in order to simulate, using accounting principles that are consistent with those used in the preparation of the GTECH historical financial statements, the main effects of the Transactions on the consolidated statement of financial position and result of operations of UKCo, as if the Transactions had occurred on June 30, 2014 for the consolidated statement of financial position purposes and on January 1, 2014 for the consolidated income statement purposes.

As mentioned above, the Unaudited Pro Forma Consolidated Financial Information represents a simulation, for illustrative purposes only, of the main potential impacts of the Transactions. In particular, as pro forma information is prepared to illustrate retrospectively the effects of transactions that will occur subsequently using generally accepted regulations and reasonable assumptions, there are limitations that are inherent to the nature of pro forma information; hence, had the Transaction taken place on the dates assumed above, the actual effects would not necessarily have been the same as those presented in the Unaudited Pro Forma Consolidated Financial Information. Furthermore, in consideration of the different purposes of the pro forma information as compared to the historical financial statements and the different methods of calculation of the effects of the Transactions on the unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated income statement, these statements should be read and interpreted without comparisons between them.

Finally, it should be noted that the Unaudited Pro Forma Consolidated Financial Information does not attempt to predict or estimate the future results of UKCo and should not be used for this purpose.

The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with:

-                                            the interim consolidated financial statements of GTECH at and for the six months ended June 30, 2014 (“Interim Consolidated Financial Statements of GTECH”), prepared in accordance with IAS 34 — “Interim Financial Reporting” adopted by the European Union and subject to limited review by PricewaterhouseCoopers S.p.A, which issued its review report on August 1, 2014;

-                                            the unaudited consolidated interim financial information of IGT at and for the six months ended March 31, 2014 (“Interim Consolidated Financial Information of IGT”) is included in IGT’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2014 and is prepared in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”). PricewaterhouseCoopers LLP conducted a review of this information in accordance with the procedures specified by the Public Company Accounting Oversight Board in AU 722, “Interim Financial Information”.

Unaudited pro forma consolidated financial information

This section presents the unaudited pro forma consolidated statement of financial position at June 30, 2014, the unaudited pro forma consolidated income statement for the six months ended June 30, 2014 and the related explanatory notes.

Unaudited pro forma consolidated statement of financial position

The following table sets forth the pro forma adjustments to reflect the main effects of the Transactions on the UKCo unaudited consolidated statement of financial position at June 30, 2014.

			Unaudited Pro Forma Adjustments
	Unaudited GTECH IFRS Historical	Unaudited IGT Reclassified	IGT Merger		Financing		UKCo Merger and Other Adjustments		Unaudited UKCo IFRS Pro Forma
(in € millions)	Note 1	Note 2	Note 3		Note 4		Note 5		Total
Non-current assets
Systems, equipment and other assets related to contracts, net	856.7	98.8	25.4	(a)	—		—		980.9
Property, plant and equipment, net	73.3	223.8	(39.5	)(b)	—		—		257.6
Goodwill	3,129.9	1,069.5	1,281.4	(e)	—		—		5,480.8
Intangible assets, net	1,186.3	77.3	2,464.3	(c)	—		—		3,727.9
Investments in associates and joint ventures	22.4	3.2	—		—		—		25.6
Other non-current assets	76.3	201.1	(6.0	)(k)	—		—		271.4
Non-current financial assets	33.0	330.2	85.6	(g)	(53.2	)(a)	—		395.6
Deferred income taxes	15.9	170.4	(170.4	)(i)	75.3	(e)	—		91.2
Total non-current assets	5,393.8	2,174.3	3,640.8		22.1		—		11,231.0
Current assets
Inventories	139.6	55.2	34.6	(d)	—		—		229.4
Trade and other receivables, net	803.2	231.9	—		—		—		1,035.1
Other current assets	168.6	125.8	—		—		(0.7	)(a)	293.7
Current financial assets	14.2	328.7	(2.9	)(g)	(5.5	)(a)	—		334.5
Income taxes receivable	4.8	47.7	(8.4	)(k)	—		—		44.1
Cash and cash equivalents	368.6	149.7	(2,800.4)		3,556.7	(b)	(756.3	)(b)	518.3
Total current assets	1,499.0	939.0	(2,777.1)		3,551.2		(757.0)		2,455.1
TOTAL ASSETS	6,892.8	3,113.3	863.7		3,573.3		(757.0)		13,686.1
Equity attributable to owners of the parent	2,226.0	810.0	53.1	(j)	(198.4	)(c)	(756.3	)(b)	2,134.4
Non-controlling interests	279.7	—	—		—		—		279.7
Total equity	2,505.7	810.0	53.1		(198.4)		(756.3)		2,414.1
Non-current liabilities
Long-term debt, less current portion	2,645.7	973.5	54.8	(g)	3,941.2	(d)	—		7,615.2
Deferred income taxes	152.6	—	741.8	(i)	—		—		894.4
Long-term provisions	18.6	—	—		—		—		18.6
Other non-current liabilities	53.0	293.2	(4.4	)(f) (k)	—		—		341.8
Non-current financial liabilities	56.3	—	—		—		—		56.3
Total non-current liabilities	2,926.2	1,266.7	792.2		3,941.2		—		8,926.3
Current liabilities
Accounts payable	818.0	61.3	24.5	(h)	—		—		903.8
Short-term borrowings	—	0.4	—		—		—		0.4
Other current liabilities	344.2	284.4	(6.6	)(f) (k)	—		(0.7	)(a)	621.3
Current financial liabilities	24.5	20.5	0.8	(g) (k)	(2.4	)(a)	—		43.4
Current portion of long-term debt	182.7	644.6	(0.3	)(k)	(167.1	)(d)	—		659.9
Short-term provisions	0.8	25.4	—		—		—		26.2
Income taxes payable	90.7	—	—		—		—		90.7
Total current liabilities	1,460.9	1,036.6	18.4		(169.5)		(0.7)		2,345.7
TOTAL EQUITY AND LIABILITIES	6,892.8	3,113.3	863.7		3,573.3		(757.0)		13,686.1

Unaudited pro forma consolidated income statement

The following table sets forth the pro forma adjustments to reflect the main effects of the Transactions on the UKCo unaudited consolidated income statement for the six months ended June 30, 2014.

			Unaudited Pro Forma Adjustments
	Unaudited GTECH IFRS Historical	Unaudited IGT Reclassified	IGT Merger		Financing		UKCo Merger and Other Adjustments		Unaudited UKCo IFRS Pro Forma
(in € millions)	Note 6	Note 7	Note 8		Note 9		Note 10		Total

Service revenue	1,411.6	445.3	—		—		(0.1	)(a)	1,856.8
Product sales	120.7	326.9	(2.6	)(a)	—		—		445.0
Total revenue	1,532.3	772.2	(2.6)		—		(0.1)		2,301.8
Raw materials, services and other costs	749.5	383.7	32.1	(e)	—		(0.1	)(a)	1,165.2
Personnel	273.0	179.9	2.3	(d)	—		—		455.2
Depreciation	119.0	53.0	(12.8	)(b)	—		—		159.2
Amortization	99.5	19.8	120.0	(b)	—		—		239.3
Impairment loss, net	(1.1)	13.0	—		—		—		11.9
Capitalization of internal construction costs - labor and overhead	(44.5)	(10.8)	—		—		—		(55.3)
Operating income / (loss)	336.9	133.6	(144.2)		—		—		326.3
Interest income	1.6	15.3	(0.1	)(c)	—		—		16.8
Equity loss	(2.0)	—	—		—		—		(2.0)
Other income / (expense), net	(4.0)	(3.7)	6.1	(d)	—		—		(1.6)
Foreign exchange loss, net	(1.7)	(5.2)	—		(1.9	)(a)	—		(8.8)
Interest expense	(81.4)	(53.5)	(4.6	)(c)	(90.9	)(a) (b)	—		(230.4)
Income / (loss) before income tax expense	249.4	86.5	(142.8)		(92.8)		—		100.3
Income tax expense / (benefit)	102.2	9.5	(52.7	)(f) (d)	(25.5	)(c)	—		33.5
Net income / (loss)	147.2	77.0	(90.1)		(67.3)		—		66.8
Attributable to:
Owners of the parent	135.8	77.0	(90.1)		(67.3)		—		55.4
Non-controlling interest	11.4	—	—		—		—		11.4

Basis for presentation and accounting principles

The Unaudited Pro Forma Consolidated Financial Information was prepared in compliance with CONSOB Communication no. DEM/1052803 of July 5, 2001, which regulates the methodology for preparing pro forma data. In particular, the unaudited pro forma consolidated statements of financial position and the unaudited pro forma consolidated income statement were prepared on the basis of historical financial information of the GTECH Group derived from the Interim Consolidated Financial Statements of GTECH at and for the six months ended June 30, 2014 adjusted to reflect the main effects of the Transactions. The Unaudited Pro Forma Consolidated Financial Information is presented in millions of Euro and prepared, unless otherwise specified, on a basis that is consistent with the accounting policies used in the preparation of the consolidated financial statements of GTECH, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). It should be noted that IGT consolidated financial statements are prepared in accordance with US GAAP and presented in US dollars. The historical IGT amounts reflected in the Unaudited Pro Forma Consolidated Financial Information have been derived from IGT’s consolidated financial statements prepared under US GAAP and reconciled to IFRS, as applicable, and as further discussed below in Note 3 to the Unaudited Pro Forma Consolidated Financial Information based on a preliminary IFRS analysis. The reconciliation has not been audited.

Furthermore, certain current market based assumptions used will be updated upon completion of the Transactions. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, a preliminary analysis of US GAAP to IFRS differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the combination, management will conduct a final analysis. As a result of that analysis, management may identify differences that, when finalized, could have a material impact on this Unaudited Pro Forma Consolidated Financial Information.

Pro forma adjustments relating to the unaudited pro forma consolidated statement of financial position, and in particular the pro forma purchase consideration for the IGT Merger and its allocation, have been translated into Euro using the applicable exchange rate of US$1 per €0.785 at September 26, 2014. Furthermore, the pro forma purchase consideration has been calculated using the trading price of GTECH ordinary shares at September 26, 2014 and the payment for Rescission Rights has been calculated using the average GTECH share price during the period March 25, 2014 - September 26, 2014, assuming this as the nearest date to the effective time of the Transactions. Pro forma adjustments relating to the unaudited pro forma consolidated income statement have been translated into Euro using an average exchange rate of US$1 per € 0.730 for the six months ended June 30, 2014.

Note 1 — Unaudited consolidated statement of financial position of GTECH Group

This column includes the consolidated statement of financial position of GTECH Group at June 30, 2014, derived from the Interim Consolidated Financial Statements of GTECH at June 30, 2014.

Note 2 - Unaudited IGT Reclassified consolidated statement of financial position at March 31, 2014

Represents the unaudited IGT reclassified consolidated statement of financial position at March 31, 2014 that has been prepared by applying unaudited pro forma adjustments to the unaudited historical consolidated interim balance sheet.

In the following table, the pro forma adjustments are set out in order to illustrate the Unaudited IGT Reclassified consolidated statement of financial position at March 31, 2014. In particular:

Note 2.1: This column includes the consolidated statement of financial position of IGT at March 31, 2014, derived from the Interim Consolidated Financial Information of IGT at and for the six months ended March 31, 2014,  represented in US dollars;

Note 2.2: This column reflects the change in reporting currency from US dollar to Euro at an exchange rate of US$1 per €0.727 at March 31, 2014;

Note 2.3: This column reflects certain reclassifications to align the classification of assets and liabilities with GTECH disclosure.

(in millions)	Unaudited IGT Historical Note 2.1	Unaudited IGT Historical Note 2.2	Unaudited Reclassifications Note 2.3		Unaudited IGT Reclassified Total
	US dollar	Euro	Euro		Euro
Non-current assets
Systems, equipment and other assets related to contracts, net	—	—	98.8	(1)	98.8
Property, plant and equipment, net	443.9	322.6	(98.8	)(1)	223.8
Goodwill	1,471.5	1,069.5	—		1,069.5
Intangible assets, net	106.3	77.3	—		77.3

Investments in associates and joint ventures	—	—	3.2	(2)	3.2
Other non-current assets	356.1	258.8	(57.7	)(2) (3) (4)	201.1
Non-current financial assets	396.9	288.5	41.7	(3)	330.2
Deferred income taxes	127.6	92.7	77.7	(5)	170.4
Total non-current assets	2,902.3	2,109.4	64.9		2,174.3
Current assets
Inventories	76.0	55.2	—		55.2
Trade and other receivables, net	319.1	231.9	—		231.9
Other current assets	284.4	206.7	(80.9	)(3) (4) (5) (6) (7)	125.8
Current financial assets	363.9	264.5	64.2	(3) (7) (8)	328.7
Income taxes receivable	—	—	47.7	(6)	47.7
Cash and cash equivalents	355.8	258.6	(108.9	)(8)	149.7
Total current assets	1,399.2	1,016.9	(77.9)		939.0
TOTAL ASSETS	4,301.5	3,126.3	(13.0)		3,113.3
Equity attributable to owners of the parent	1,114.6	810.0	—		810.0
Non-controlling interests	—	—	—		—
Total equity	1,114.6	810.0	—		810.0
Non-current liabilities
Long-term debt, less current portion	1,357.1	986.3	(12.8	)(4)	973.5
Other non-current liabilities	403.4	293.2	—		293.2
Total non-current liabilities	1,760.5	1,279.5	(12.8)		1,266.7
Current liabilities
Accounts payable	92.9	67.5	(6.2	)(9)	61.3
Short-term borrowings	—	—	0.4	(10)	0.4
Other current liabilities	459.9	334.3	(49.9	)(3) (9) (10) (11)	284.4
Current financial liabilities	27.2	19.8	0.7	(3)	20.5

Current portion of long-term debt	846.4	615.2	29.4	(4) (10)	644.6
Short-term provisions	—	—	25.4	(9) (11)	25.4
Total current liabilities	1,426.4	1,036.8	(0.2)		1,036.6
TOTAL EQUITY AND LIABILITIES	4,301.5	3,126.3	(13.0)		3,113.3

(1)                       Systems, equipment and other assets related to contracts have been reclassified from “Property, plant and equipment, net” to “Systems, equipment and other assets related to contracts, net” for an amount of €98.8 million;

(2)                       Investments in Joint Ventures have been reclassified from “Other non-current assets” to “Investments in associates and joint ventures” for an amount of €3.2 million;

(3)                       Derivative financial instruments have been reclassified from “Other non-current assets” to “Non-current financial assets” for an amount of €41.7 million, from “Other current assets” to “Current financial assets” for an amount of €0.1 million and from “Other current liabilities” to “Current financial liabilities” for an amount of €0.7 million;

(4)                       Debt issuance costs have been reclassified from “Other non-current assets” for an amount of €12.8 million and from “Other current assets” for an amount of €0.3 million to “Long-term debt, less current portion” and “Current portion of long-term debt”, respectively in order to align presentation to GTECH classification and as required by IFRS;

(5)                       Current deferred income tax included in “Other current assets” has been reclassified to non-current “Deferred income tax” for an amount of €77.7 million in order to align presentation to GTECH disclosure and IFRS.

(6)                       Income taxes receivable have been reclassified from “Other current assets” to “Income taxes receivables” for an amount of €47.5 million in order to align presentation to GTECH classification and as required by IFRS;

(7)                       Restricted cash has been reclassified from “Current financial assets” to “Other current assets” for an amount of €44.7 million;

(8)                       Money market fund investments have been reclassified from “Cash and cash equivalents” to “Current financial assets” for an amount of €108.9 million in order to align presentation of similar instruments to GTECH classification;

(9)                       Legal and other provisions accounted for in “Accounts payable” for an amount of €6.2 million and in “Other current liabilities” for an amount of €16.7 million have been reclassified to “Short-term provision” in order to align presentation to GTECH classification and as required by IFRS;

(10)                Accrued interest classified in “Other current liabilities” for an amount of €30.1 million has been reclassified to “Current portion of long-term debt” for an amount of €29.7 million and to “Short-term borrowing” for an amount of €0.4 million in order to align classification to GTECH presentation;

(11)                Product warranties accounted for in “Other current liabilities” have been reclassified to “Short-term provisions” for an amount of €2.5 million.

Note 3 - IGT Merger (consolidated statement of financial position)

Purchase Price Allocation

For accounting purposes, UKCo is deemed to acquire IGT. The IGT Merger qualifies as the acquisition of IGT by UKCo and is accounted for using the purchase method of accounting under IFRS 3 - “Business Combinations”. In the unaudited pro forma consolidated statement of financial position the purchase consideration has been allocated to the IGT assets and liabilities assumed based upon preliminary estimates by GTECH and IGT management of the respective fair values at the date of the IGT Merger. Any difference between the purchase consideration and the fair value of IGT’s assets and liabilities assumed is recorded as goodwill. GTECH has not completed its purchase price allocation for the acquisition of IGT, and the final allocation may differ materially from the preliminary allocation. The final valuation and the impact of integration activities could cause material differences between actual and pro forma results. As GTECH completes the purchase price allocation for IGT, the preliminary allocation is subject to change.

In a transaction in which the consideration is not only in the form of cash, the acquisition consideration (which is equivalent to the purchase price) is measured based on the fair value of the consideration given at the date of the acquisition at the then-current market price. The fair value of the purchase consideration will fluctuate until completion of the IGT Merger, as a significant portion of the consideration is based on the fair value of GTECH’s share price and cash payments denominated in US dollars.

The Merger Agreement provides that, each outstanding share of IGT common stock will be converted into the right to receive a combination of (i) US$13.69 in cash (€10.75 at a US$ to € exchange rate of 0.785 at September 26, 2014, the “Per Company Share Cash Amount”), and (ii) a number of UKCo ordinary shares determined by dividing US$4.56 (€3.58 at a US$ to € exchange rate of 0.785 at

September 26, 2014) by the GTECH Average Share Trading Price, subject to a minimum of 0.1582 UKCo ordinary shares and a maximum of 0.1819 UKCo ordinary shares (the “IGT Exchange Ratio”). Should the IGT Exchange Ratio exceed 0.1819, the Per Company Share Cash Amount will be increased by an additional amount in cash equal to the product of such excess number of shares (up to a maximum of 0.0321) and the GTECH Average Share Trading Price (the “Consideration for IGT shares”). For purposes of the pro forma computations the GTECH Average Share Trading Price is calculated as the average of the volume-weighted average prices of GTECH ordinary shares on the Milan Stock Exchange, 20 days prior to September 26, 2014 converted to the US dollar equivalent (“GTECH Average Share Trading Price”).

Under the terms of the Merger Agreement, IGT shareholders will contribute to UKCo their shares in IGT in exchange for consideration consisting of up to a maximum of 45.0 million newly issued UKCo ordinary shares and up to a hypothetical maximum of €2,876.3 million in cash (including the maximum cash consideration to IGT shareholders of €2,790.8 million, cash compensation to stock option and restricted stock unit holders of €58.0 million and retention payments of €27.5 million).

IGT Stock Options and Restricted Stock Unit Awards:

•                                each outstanding IGT stock option will fully vest and be cancelled in exchange for cash payment equal to the product of (i) the total number of IGT shares subject to such stock options and (ii) the excess, if any, of US$18.25 (€14.33 equivalent based on a US$ to € exchange rate of 0.785 at September 26, 2014) compared to the exercise price per share subject to such stock option. Any IGT stock option that has a per-share exercise price that is greater than $18.25 (€14.33 equivalent) will be cancelled for no consideration.

•                                each outstanding award of IGT restricted stock units granted (i) before July 1, 2013 to IGT employees or (ii) to non-employee directors will fully vest and be cancelled in exchange for an amount equal to the product of (i) the number of shares subject to such award and US$18.25 (€14.33 equivalent).

•                                each outstanding award of IGT restricted stock units granted between July 1, 2013 and July 15, 2014 as well as certain awards granted after July 15, 2014 will be converted into an award with respect to UKCo ordinary shares, based on the IGT Exchange Ratio. These IGT awards will vest on the earlier of (x) the date such award would have otherwise vested and (y) the first anniversary of the closing of the IGT Merger.

As prescribed by IFRS 2 - “Share-based Payment” and IFRS 3 - “Business Combinations”, for the purposes of preparing the Unaudited Pro Forma Consolidated Financial Information, consideration relating to pre-combination services of IGT employees in the form of IGT stock options, restricted stock unit awards and retention payments has been included in the purchase consideration. IGT stock options and restricted stock unit awards included preexisting automatic change in control clauses.

Compensation expense for replacement awards granted by UKCo in exchange for IGT stock unit awards granted between July 1, 2013 and July 15, 2014, will be recognized over their vesting period (i.e., within 12 months from the IGT Merger Effective Time) and have not been included in the Unaudited Pro Forma Consolidated Financial Information.

Pro forma purchase consideration

Based on the above information, the pro forma purchase consideration for the IGT Merger (based on GTECH’s volume weighted average share price during the 20 days prior to September 26, 2014 equal to €18.42) is determined as follows:

			(in € millions)

IGT shares settled in cash	(A)	2,714.9
IGT shares exchanged for UKCo ordinary shares	(B)	845.1
Consideration for IGT shares			3,560.0

IGT stock options and restricted stock unit awards granted before July 1, 2013 settled in cash	(C)	58.0
IGT stock options and restricted stock unit awards granted between July 1, 2013 and July 15, 2014 settled in UKCo stock incentives	(D)	18.0
Retention payments settled in cash	(E)	27.5
Consideration for IGT stock options, restricted stock unit awards and retention payments			103.5

Total pro forma purchase consideration for IGT Merger			3,663.5

- of which settled in cash			2,800.4

(B)                     Reflects the cash consideration to be paid to IGT shareholders as part of the IGT Merger totaling €2,714.9 million, estimated as follows:

		(in € million, unless otherwise specified)

IGT shares outstanding at June 30, 2014 (shares in million)	(a)	247.2
Per Share Cash Amount in €	(b)	10.75
Additional cash out (1)	(c)	57.0
IGT shares settled in cash ((a) x (b) +(c))		2,714.9

(1)                       The IGT Exchange Ratio is calculated as US$4.56 translated into Euro (€3.58 equivalent based on a US$ to € exchange rate of 0.785 at September 26, 2014) and divided by the GTECH volume weighted average Share Trading Price of €18.42. The additional cash out has been calculated by multiplying the number of IGT shares outstanding at June 30, 2014 times the excess of this IGT Exchange Ratio compared to the maximum IGT Exchange Ratio of 0.1819 times the GTECH volume weighted average Share Trading Price of €18.42.

Sensitivity

The following table provides sensitivity to changes in the GTECH Average Share Trading Price and the consequence to the cash consideration to be paid to IGT shareholders:

	GTECH Average Share Trading Price (in €)	Consideration for IGT shares settled in cash (in € million)
Base case GTECH Average Share Trading Price at September 26, 2014	18.42	2,714.9
Minimum cash consideration to IGT shareholders	22.64	2,658.0
Maximum cash consideration to IGT shareholders	16.74	2,790.8

(C)                     Reflects the fair value at September 26, 2014 of the GTECH shares to be issued by UKCo upon conversion of outstanding IGT shares. The number of UKCo ordinary shares to be issued is based on the IGT Exchange Ratio of 0.1819 (based on the GTECH Average Share Trading Price at September 26, 2014).

		(in € million, unless otherwise specified)
IGT shares outstanding at June 30, 2014 (shares in million)	(a)	247.2
IGT Exchange Ratio	(b)	0.1819
UKCo ordinary shares to be issued to IGT shareholders ((a) x (b)) (shares in million)	(c)	45.0
GTECH share price at September 26, 2014 (in €)	(d)	18.78
Fair value of UKCo shares to be issued to IGT shareholders ((c) x (d)) (in € million)		845.1

Sensitivity

The minimum number of UKCo ordinary shares to be issued is 39.1 million shares (247.2 million IGT shares outstanding at June 30, 2014 multiplied by the minimum IGT Exchange Ratio of 0.1582). The maximum UKCo shares to be issued are equal to 45.0 million based on the IGT Exchange Ratio of 0.1819.

(D)                     Reflects the fair value at September 26, 2014 of outstanding IGT stock options and restricted stock unit awards granted before July 1, 2013, attributable to pre-combination services.

(E)                     Reflects the fair value at September 26, 2014 of outstanding IGT restricted stock unit awards granted between July 1, 2013 and July 15, 2014 attributable to pre-combination services of IGT employees settled in UKCo stock awards.

(F)                      Reflects the maximum retention payment of US$35.0 million (€27.5 million equivalent based on a US$ to € exchange rate of 0.785 at September 26, 2014) granted to certain IGT employees. The Merger Agreement permits IGT to implement retention plans in an aggregate amount not to exceed US$35.0 million that will vest on the Effective Time of the IGT Merger.

Preliminary goodwill

The following table presents the preliminary fair value adjustments to IGT’s net assets acquired, in accordance with IFRS, at June 30, 2014:

(in € million)
Purchase consideration for IGT	3,663.5
Less fair value of net assets acquired	1,312.6
Preliminary goodwill (1)	2,350.9

(1)                       For the purposes of the simulation of IGT Merger, the consolidated financial position of IGT at March 31, 2014 has been translated into Euro at a US$ to € exchange rate of 0.727 at March 31, 2014 (see Note 2.2). Preliminary goodwill has been calculated using an exchange rate of 0.785 at September 26, 2014. The difference emerging from the application of two different exchange rates has been classified in “Non-current financial assets” and amounts to €63.5 million.

The following is a description of each significant preliminary fair value adjustments:

(a)                       Systems, equipment and other assets related to contracts, net at June 30, 2014, and estimated remaining useful lives, in years, are estimated as follows:

	(in € million)	Estimated weighted average remaining useful life in years
Estimated preliminary fair value	124.2	3
Less, net historical carrying value	98.8
Estimated preliminary pro forma adjustment	25.4

Systems, equipment and other assets related to contracts, net have been valued primarily by using both cost and market approaches. The estimated remaining useful lives of Systems, equipment and other assets related to contracts, net, are based on a preliminary evaluation of the assets being acquired which is subject to change as further evaluation is performed.

(b)                       Property, plant and equipment, net at June 30, 2014, and estimated remaining useful lives, in years, are estimated as follows:

	(in € million)	Estimated weighted average remaining useful life in years
Estimated preliminary fair value	184.3	17
Less, net historical carrying value	223.8
Estimated preliminary pro forma adjustment	(39.5)

Property, plant and equipment, net have been valued primarily by using both cost and market approaches. The estimated remaining useful lives of Property, plant and equipment, net, are based on a preliminary evaluation of the assets being acquired which is subject to change as further evaluation is performed.

(c)                        Intangible assets, net at June 30, 2014, and estimated remaining useful lives, in years, are estimated as follows:

	(in € million)		Estimated weighted average remaining useful life in years
Estimated preliminary fair value	2,541.6
Customer relationship		1,535.7	15
Patents, software platforms and other		644.6	5
Product trademarks		86.4	8
Corporate trademarks		274.9	indefinite
Less, net historical carrying value	77.3
Estimated preliminary pro forma adjustment	2,464.3

The fair value of intangible assets include corporate trademarks with an indefinite useful life with a preliminary fair value amounting to €274.9 million. Customer relationships have been valued using the multi- period excess earnings method. Trademarks, patents and software have been valued primarily using the relief-from-royalty method. The estimated remaining useful lives of Intangible assets, net are based on a preliminary evaluation of the assets being acquired which is subject to change as further evaluation is performed.

(d)                      Inventory at June 30, 2014 is estimated as follows:

(in € million)
Estimated preliminary fair value	89.8
Less, net historical carrying value	55.2
Estimated preliminary pro forma adjustment	34.6

The estimated fair value adjustments to inventory related to the estimated difference between (a) selling prices less the sum of (i) the cost to complete work in progress, (ii) the cost of disposal and (iii) a reasonable profit allowance for the completing and selling effort and (b) the carrying amount of inventory. The estimated average inventory turn is preliminarily evaluated as less than 6 months. As further evaluation of the inventory acquired is performed, there could be changes in the average inventory turn.

(e)                        The pro forma goodwill was calculated based on the estimated fair values of the purchase consideration and the estimated fair values of the assets acquired and liabilities assumed, as calculated above, totaling approximately €2,350.9 million:

(in € million)
Preliminary goodwill	2,350.9
Less, net historical carrying value	1,069.5
Estimated preliminary pro forma adjustment	1,281.4

As UKCo completes the purchase price allocation, this excess may be allocated to other identified tangible or intangible assets, which could be depreciable or amortizable.

(f)                         Reflects the fair value adjustment of deferred revenue amounting to €17.0 million. The fair value of deferred revenues was based on the present value of the costs to fulfill these obligations plus a normal profit component. UKCo recognizes a liability relating to deferred revenue only to the extent that the deferred revenue represents an obligation assumed.

(g)                        Reflects the fair value adjustments of financial assets and liabilities not carried at fair value in IGT’s unaudited historical consolidated interim statement of financial position amounting to a step up of financial assets of €19.2 million and a step up of €43.3 million of financial liabilities.

(h)                       Reflects the assumed liability of IGT costs amounting to €24.5 million, incurred in connection with the Transactions.

(i)                           Reflects the tax effect on the fair value adjustments, calculated at statutory tax rates in the United States.

(j)                          Reflects the net impact on the pro forma equity due to the estimated fair value of the UKCo common shares issued to IGT shareholders as part of the consideration for the IGT Merger, offset by the elimination of IGT’s historical equity balance:

(in € million)
UKCo ordinary shares issued to IGT shareholders	845.1
Fair value of pre-combination services relating IGT stock options and restricted stock unit awards granted between July 1, 2013 and July 15, 2014 settled in UKCo stock incentives	18.0
Less, net US GAAP book value of IGT	810.0
Estimated preliminary pro forma adjustment	53.1

Preliminary IFRS Analysis

(k)                       The Unaudited Pro Forma Consolidated Financial Information includes adjustments to IGT’s unaudited historical consolidated financial statements for the following differences between US GAAP and IFRS.

1)                           Accounting treatment of convertible bonds and related call option and warrant: GTECH and IGT performed a preliminary analysis regarding the convertible bonds of IGT and related call options and warrants. Under US GAAP the equity conversion options, the call option and warrant have been accounted for under the scope exemption of ASC 815 “Hedging and Derivatives” and classified within equity. Under the provisions of IAS 32 - “Financial Instruments - Presentation” and IAS 39 - “Financial Instruments -Recognition and Measurement” the equity conversion option would be accounted for separately as a financial liability. IFRS requirements differ from those of US GAAP, as the embedded conversion option of the convertible bonds, the related call options and warrants would be defined as derivative financial instruments under IFRS compared to equity instruments under US GAAP. The related adjustments amounted to €5.2 million increase on net income for the six months ended June 30, 2014.

2)                           Accounting treatment of deferred compensation plan: GTECH and IGT management performed a preliminary analysis regarding the deferred compensation plan of IGT. The liability for deferred compensation benefits invested in rabbi trusts is measured differently under US GAAP and IFRS. Under IFRS, the deferred compensation obligation is measured based on the actuarial present value of the benefits owed to the employee, which may differ from the fair value of the assets held in the rabbi trust. The related adjustments on equity amounted to a decrease of €2.7 million at June 30, 2014.

3)                           Accounting treatment of IGT stock awards: based on the preliminary analysis performed by GTECH and IGT management on IGT stock awards, the following adjustments have been reflected in the Unaudited Pro Forma Consolidated Financial Information:

-                                  stock awards that vest in installments:  Under US GAAP, IGT has elected to recognize compensation cost for awards with service only conditions that have graded vesting schedules on a straight line basis over the requisite period for the entire award. Under IFRS, the compensation cost is required to be recognized based on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (i.e., accelerated method).

-                                  stock awards settled net of tax withholding:  Under US GAAP, stock awards containing a net settled tax withholding clause could be equity classified so long as the arrangement limits tax withholding to the company’s minimum statutory rate. IFRS does not include a similar exemption. The portion of the stock incentive award relating to the estimated tax payment is treated as a cash-settled award, which results in the tax payment portion being classified as a liability that must be marked to market each period until settlement;

-                                  tax deduction accounting for stock awards:  Under US GAAP, the deferred tax asset on stock awards is calculated based on the cumulative compensation cost recognized over the vesting period and trued-up or down only upon realization of the tax benefit. IFRS estimates the actual deduction to be taken based on information at each reporting period.

The stock incentive adjustments are reflected as a reduction in equity of €25.3 million at June 30, 2014 and a reduction of net income of €5.3 million for the six months ended June 30, 2014.

4)                           Tax accounting: Based on the preliminary analysis performed by GTECH and IGT management with respect to IGT’s accounting for income taxes, the following adjustments have been reflected in the Unaudited Pro Forma Consolidated Financial Information:

-                                  recognition of deferred tax when the local currency is not the functional currency:  Under US GAAP, no deferred taxes are recognized for differences related to nonmonetary assets and liabilities that are re-measured from local currency into their functional currency by using historical exchange rates. Under IFRS, deferred tax is recognized on the difference between the carrying amount of the underlying asset determined by using historical exchange rates and the relevant tax basis at the balance sheet date.

-                                  unrealized intragroup profits:  Under US GAAP, any tax impact to the seller, calculated based on the seller’s tax rate, as a result of an intragroup transaction are deferred until realized by a third party sale. Under IFRS, deferred tax resulting from intragroup transactions are recognized at the buyer’s tax rate.

These adjustments are reflected as an increase in equity of €5.2 million at June 30, 2014 and an increase in net income of €1.7 million for the six months ended June 30, 2014.

Note 4 - Financing adjustments (consolidated statement of financial position)

In order to fund the Mergers, GTECH has entered into an arrangement to borrow up to US$10.4 billion (€8.2 billion at a US$ to € exchange rate of 0.785 at September 26, 2014) from international banks for a period of 12 months extendable to 18 months. GTECH will use a portion of this arrangement primarily to finance (i) the cash consideration of the IGT Merger, (ii) any payment related to the Rescission Rights, and (iii) to the assumed refinance of existing debt of IGT and GTECH, which could become due upon closing of the Mergers. The sources and uses of the overall financings are presented below.

(in € million)

	Sources	Note		Uses	Note

Bridge Facility draw down	5,978.2		IGT shares settled in cash	2,714.9
Derivatives	56.3	(i)	IGT stock awards settled in cash	58.0
			Retention payments	27.5
			Purchase consideration settled in cash	2,800.4

			GTECH notes	2,037.5	(ii)
			GTECH credit facility	302.4	(ii)
			Rescission Rights	677.5	(iii)
			Italian Reorganization taxes	32.7	(iv)
			Transaction costs	46.1	(v)
			Financing costs	137.9	(vi)

	6,034.5			6,034.5

(i)                           Relates to the assumed early extinguishment of all of GTECH and IGT derivative financial instruments due to contractual clauses providing the contractual counterparty with the ability to terminate the contract due to the Mergers. GTECH and IGT derivative financial instruments are measured at their fair value at June 30, 2014.

(ii)                     Relates to the assumed early extinguishment of GTECH’s notes, measured at the contractual make whole payment amount, the GTECH credit facility and accrued interest at June 30, 2014.

(iii)                    Relates to the assumed Rescission Right payments to GTECH shareholders withdrawing from the GTECH Merger.

(in € million, unless otherwise specified)

GTECH outstanding shares at June 30, 2014 (shares in million)	174.8
20% of GTECH outstanding shares at June 30, 2014 (shares in million)	35.0
Average GTECH share price during the period March 25, 2014 - September 26, 2014 (in €)	19.38
Estimated payment for Rescission Rights	677.5

As provided by Italian law, GTECH shareholders exercising their Rescission Rights will be paid the average GTECH share price during the six months prior to receiving the notice to the shareholder meeting that will approve the GTECH Merger. The pro forma adjustment assumes an average GTECH share price for the six months ended September 26, 2014. The average GTECH share price determined in accordance with Article 2437-ter of the Italian Civil Code at October 4, 2014, amounts to €19.174 and would result in a decrease of the Rescission Rights payment by €7.1 million. A decrease by 1% of GTECH shareholders (equivalent to 1.7 million GTECH outstanding shares) exercising the Rescission Rights will decrease the payment by €33.5 million, based on the average GTECH share price of €19.174.

(iv)                    Relates to the payment of the estimated income taxes in connection with the corporate reorganization process in Italy aimed to segregate the Italian operations in view of the GTECH Merger. The pro forma adjustments assume the payment of the non-recurring Italian Reorganization taxes at June 30, 2014.

(v)                       Relates to transaction costs expected to be incurred until closing of the Transactions amounting to €46.1 million.

(vi)                    Relates to estimated debt issuance costs on the Bridge Facility based on a €5,978.2 million draw-down of the Bridge Facility.

The following further describes the Financing pro forma adjustments:

(a)                       Reflects the assumed termination of all of GTECH’s and IGT’s derivative financial instruments. Pro forma adjustments are based on the assumption that the counterparties to the derivatives will exercise their contractual rights to require early termination due to the Transactions;

(b)                       Reflects the assumed Bridge Facility draw down in connection with the cash used in the Mergers and related costs.

(in € million)

Purchase consideration settled in cash	2,800.4
Rescission Rights	677.5
Transaction costs	46.1
Italian Reorganization taxes	32.7
Total	3,556.7

(c)                        Reflects the net impact on the pro forma equity of the unamortized debt issuance cost and additional make whole payments due to the refinancing of the GTECH notes and GTECH credit facility of €273.7 million, net of the tax effect on such adjustments calculated at the statutory tax rate of the jurisdiction to which the pro forma adjustment relates for an amount of €75,3 million.

(d)                       Reflects the change in long-term debt due to the Bridge Facility draw-down detailed in the table below:

	Current portion of long-term debt	Long-term debt, less current portion

GTECH credit facility	(127.2)	(152.5)
GTECH notes	(39.9)	(1,746.6)
Early extinguishment of existing debt	(167.1)	(1,899.1)

Bridge Facility draw down	—	5,978.2
Financing costs	—	(137.9)
Change in long-term debt	(167.1)	3,941.2

(e)                        Reflects the tax effect on the Financing adjustments, calculated at statutory tax rates of the jurisdiction to which the pro forma adjustment relates.

Note 5 - UKCo Merger & Other Adjustments (consolidated statement of financial position)

The UKCo Merger is a reorganization of existing legal entities that does not give rise to any change of control, and therefore is outside the scope of application of IFRS 3. Accordingly, it will be accounted for as an equity transaction using the predecessor values method (i.e., using GTECH predecessor book values).

(a)                       Reflects the elimination of the intercompany transactions at June 30, 2014 between IGT and GTECH.

(b)                       Reflects the payment of the Rescission Rights, Italian Reorganization taxes and transaction costs.

(in € million)

Rescission Rights	677.5
Transaction costs	46.1
Italian Reorganization taxes	32.7
Total	756.3

Note 6 — Unaudited consolidated income statement of GTECH Group

This column includes the consolidated income statement of GTECH Group for the six months ended June 30, 2014, derived from the Interim Consolidated Financial Statements of GTECH at June 30, 2014.

Note 7 - Unaudited IGT Reclassified consolidated income statement for the six months ended March 31, 2014

Represents the unaudited IGT Reclassified consolidated income statement for the six months ended March 31, 2014 that has been prepared by applying unaudited pro forma adjustments to the unaudited historical consolidated interim income statement.

In the following table, the pro forma adjustments are set out in order to illustrate the Unaudited IGT Reclassified consolidated income statement for the six months ended March 31, 2014. In particular:

Note 7.1: this column includes the consolidated income statement of IGT for the six months ended March 31, 2014, derived from the Interim Consolidated Financial Information of IGT at and for the six months ended March 31, 2014 and expressed in US dollars;

Note 7.2: this column reflects the change in reporting currency from US dollar to Euro at an average exchange rate of US$1 per €0.733 for the six months ended March 31, 2014;

Note 7.3: this column reflects certain reclassifications to align revenues and costs in IGT’s income statement presented by function with GTECH disclosure and GTECH’s income statement, presented by nature.

Unaudited IGT Reclassified consolidated income statement for the six months ended March 31, 2014

(in millions)	Unaudited IGT Historical Note 7.1	Unaudited IGT Historical Note 7.2	Unaudited Reclassifications Note 7.3		Unaudited IGT Reclassified Total
	US dollar	Euro	Euro		Euro
Service revenue	607.8	445.3	—		445.3
Product sales	446.2	326.9	—		326.9
Total revenue	1,054.0	772.2	—		772.2
Raw materials, services and other costs	827.3	606.1	(222.4	)(1) (2) (4)	383.7
Personnel	—	—	179.9	(1) (4) (5)	179.9
Depreciation	33.2	24.3	28.7	(2) (3)	53.0
Amortization	—	—	19.8	(2) (3)	19.8
Impairment loss, net	17.8	13.0	—		13.0
Capitalization of internal construction costs - labor and overhead	—	—	(10.8	)(5)	(10.8)
Operating income	175.7	128.8	4.8		133.6
Interest income	20.9	15.3	—		15.3
Equity income	—	—	—		—
Other income / (expense), net	(5.3)	(3.9)	0.2	(4) (6) (7)	(3.7)
Foreign exchange loss, net	—	—	(5.2	)(6)	(5.2)
Interest expense	(73.3)	(53.7)	0.2	(7)	(53.5)
Income before income tax expense	118.0	86.5	—		86.5
Income tax expense	13.0	9.5	—		9.5
Net income	105.0	77.0	—		77.0

Attributable to:
Owners of the parent	105.0	77.0	—		77.0
Non-controlling interest	—	—	—		—

(1)                       Personnel costs included in cost of goods sold shown in “Raw materials, services and other costs” have been reclassified to “Personnel” for an amount of €162.9 million;

(2)                       Depreciation and amortization costs included in cost of goods sold shown in “Raw materials, services and other costs” have been reclassified to “Depreciation” and “Amortization” for an amount of €43.2 million and €5.3 million, respectively;

(3)                       Amortization costs accounted for in “Depreciation” have been reclassified to “Amortization” for an amount of €14.5 million;

(4)                       Personnel retention cost and interest accretion on contingent consideration of a business combination included in cost of goods sold shown in “Raw materials, services and other costs” for an amount of €11.0 million have been reclassified by nature to “Personnel” and “Other income/ (expense), net” for an amount of €6.2 million and €4.8 million respectively;

(5)                       “Personnel” costs incurred for the construction of assets have been reclassified to “Capitalization of internal construction costs - labor and overhead” for an amount of €10.8 million;

(6)                       Foreign exchange losses accounted for in “Other income / (expense), net” have been reclassified to “Foreign exchange loss, net” for an amount of €5.2 million.

(7)                       Fair value changes of IGT debt and derivative financial instruments, accounted for as a fair value hedge, have been reclassified from “Other income / (expense), net” to “Interest expense” for an amount of €0.2 million to align presentation to GTECH disclosure.

Note 8 - IGT Merger (consolidated income statement)

(a)                       Reflects the reversal of acquired deferred revenues on the statement of financial position. Assuming the IGT Merger occurred on January 1, 2014, such amounts would not have been recognized. The following table shows the effects of reversing these amounts and income tax impact calculated at the statutory tax rate.

(in € million)	Six months ended June 30, 2014

Product sales	(2.6)
Income tax benefit	0.9

(b)                       Depreciation and amortization has been calculated on the estimated preliminary fair value adjustments taking into account the estimated remaining useful life of the acquired Intangible assets, net; Property, plant and equipment, net; and System, equipment and other assets related to contracts, net. Their estimated remaining useful lives are based on a preliminary evaluation; as further evaluation is performed, there could be changes in the estimated remaining useful lives. The following table shows the pro forma increase / (decrease) in relation to depreciation and amortization, and income tax impact calculated at the statutory tax rate.

(in € million)	Six months ended June 30, 2014

Depreciation	(12.8)
Amortization	120.0
Income tax benefit	39.6

(c)                        Represents the re-measurement of interest income and expense on the financial assets and liabilities measured at fair value at the acquisition date. Pro forma adjustments mainly relate to interest expense adjustments of IGT bonds amounting to €4.6 million for the six months ended June 30, 2014.

(d)                       Represents the differences between IFRS and US GAAP including equity related derivative financial instruments, deferred compensation plans, stock awards and tax accounting. Refer to Note 3 (k) for more details.

(e)                        Represents the reversal of the inventory step up within six months, based on the average inventory turn. As further evaluation of the inventory acquired is performed, there could be changes in the average inventory turn.

(f)                         Represents the tax effect on the above adjustments using the statutory tax rate.

Note 9 - Financing adjustments (consolidated income statements)

(a)                       Reflects the elimination of the impact to the income statement of GTECH and IGT derivative financial instruments assumed to be extinguished in connection with the Mergers. The pro forma adjustments relating to foreign exchange derivative financial instruments amounted to €1.9 million and €0.2 million for the six months ended June 30, 2014. The pro forma adjustments relating to the interest rate fair value hedges of IGT bonds and GTECH notes, increased interest expense for the six months ended June 30, 2014.

(b)                       Represents the estimated incremental interest expense related to the Bridge Facility. The pro forma interest expense relates to the following:

(in € million)	Six months ended June 30, 2014

Elimination of interest expense
GTECH credit facility	4.7
GTECH notes	41.8
Early extinguishment of existing debt	46.5

Interest expense on Bridge Facility
Bridge Facility (Libor +1.7%) (1)	(137.2)
Increase in interest expense	(90.7)

(1)                       The Bridge Facility determines that if Libor is less than 1%, the minimum interest rate to be paid is equal to 2.7%, assuming a minimum Libor of 1%. At September 26, 2014 Libor is below 1%; therefore, the Bridge Facility interest expense includes interest expense calculated based on Libor equal 1%, on the draw down amount of €5,978.2 million and the amortization of the Bridge Facility financing costs of €137.9 million over the contractual term of 18 months. An increase in Libor by 0.125 basis points (if Libor is beyond 1%), would have resulted in an increase in interest expense by €3.8 million for the six months ended June 30, 2014.

(c)                        Represents the tax effect on the above adjustments using the statutory tax rate applicable to the jurisdiction the pro forma adjustment relates to.

Note 10 - UKCo Merger & Other Adjustments (consolidated income statements)

Elimination of intercompany transactions during the six months ended June 30, 2014 amounted to €0.1  million.

It should be noted that, in accordance with the CONSOB communication n. DEM/1052803 of July 5, 2001which provides general guidance on the preparation of pro forma financial information, the Unaudited Pro Forma Consolidated Financial Information does not reflect:

•                                any integration costs that may be incurred as a result of the Mergers;

•                                any synergies, operating efficiencies and cost savings that may result from the Mergers;

•                                any other long term financing arrangement that GTECH might be able to enter into in the future instead of using the Bridge Facility;

•                                any cost that may be incurred as a result of the change in control severance benefits that executive officers would become entitled to, within 18 months following the IGT Merger Effective Time, should the executive officer’s employment be terminated either by IGT without cause or by the executive officer for good reason;

•                               any compensation expense for replacement awards issued by UKCo to IGT employees to be recognized over their vesting period, within 12 months from the IGT Merger Effective Time.

Furthermore, the Transactions give IGT’s bondholders the right to require early termination and reimbursement. Having regard to the unfavorable market conditions to exercise the put option at September 26, 2014, the Unaudited Pro Forma Consolidated Financial Information does not set out the effects of the aforementioned put option. The outstanding principal amount of the IGT bonds at June 30, 2014 amounts to €1,021.0 million (US$1.3 billion at a US$ to € exchange rate of 0.785 at September 26, 2014).

5.2                              PER SHARE INDICATORS

The following table sets forth the main indicators per share for the six months ended 30 June 2014 of UKCo, reflecting pro forma adjustments to represent the main effects of the Transactions.

The unaudited pro forma consolidated basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of UKCo. The pro forma basic weighted average shares outstanding are a combination of historic GTECH shares and the shares issued as part of the IGT Merger. In addition, the dilutive effect of GTECH and IGT stock awards converted into UKCo stock awards have been included in the diluted weighted average number of common shares outstanding calculations.

(in € million, unless otherwise specified)	Unaudited GTECH IFRS Historical	Pro forma adjustments	Unaudited UKCo IFRS Pro Forma
GTECH weighted average basic shares outstanding	174.1	10.0 (1)	184.1
GTECH weighted average diluted shares outstanding	174.2	10.6 (1)	184.8

Net income attributable to owners of the parent	135.8	(80.4)	55.4
Operating income	336.9	(10.6)	326.3
Equity attributable to owners of the parent	2,226.0	(91.6)	2,134.4

Earnings per share (in €)
Basic	0.78	(0.48)	0.30
Diluted	0.78	(0.48)	0.30

Operating income per share (in €)
Basic	1.9	(0.1)	1.8
Diluted	1.9	(0.1)	1.8

Equity attributable to owners of the parent per share (in €)
Basic	12.8	(1.2)	11.6
Diluted	12.8	(1.3)	11.5

(1)                       The following table sets forth the historic and pro forma weighted average number of ordinary shares outstanding (basic and diluted):

(in millions of shares)	Six months ended June 30, 2014

Historical GTECH weighted average basic shares outstanding	174.1
Rescission Rights	(35.0)
Number of UkCo common shares issued to IGT shareholders	45.0
Pro forma basic weighted average ordinary shares outstanding	184.1

Historical GTECH weighted average diluted shares outstanding	174.2
Rescission Rights	(35.0)
Number of UkCo common shares issued to IGT shareholders	45.0
Number of dilutive shares associated with the UKCo stock awards	0.6
Pro forma diluted weighted average ordinary shares outstanding	184.8

6.                            OUTLOOK FOR UKCO AND GTECH GROUP

6.1.                  OVERVIEW OF PERFORMANCE OF UKCO AND GTECH SUBSEQUENTLY THE END OF THE FINANCIAL PERIOD OF THE LAST FINANCIAL STATEMENT PUBLISHED

UKCo was incorporated on July 11, 2014. Since incorporation, its activities have been limited to those in connection with the Transaction. It is not expected that UKCo will carry out activities of any other nature until the completion of the Transaction.

With reference to the performance of GTECH Group subsequently to December 31, 2013, no significant events other than those communicated to the public on the occasion of the First Half-Year Report as of 30 June 2014, published on August 1, 2014, should be reported.

GTECH provides lottery management services in Illinois through Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH indirectly holds an 80% controlling interest. Northstar manages the day-to-day operations and core functions of the Illinois lottery, subject to the oversight of the Illinois Department of Lottery. GTECH provides certain hardware, equipment, software and support services to Northstar.

In addition to the information provided in the First Half-Year Report dated June 30, 2014, it should be noted that in August 2014, the Illinois Governor’s Office has directed the Illinois Department of Lottery to end its relationship with Northstar. Northstar and the Illinois Department of Lottery are working to address the Governor’s Office concerns in accordance with the process set forth in the agreement between the State of Illinois and Northstar, which may include an agreement to terminate such agreement. As of the date of this Information Document, a final decision regarding Northstar’s relationship with the State of Illinois has not been reached.

6.2.                  DEVELOPMENT TO BE EXPECTED FOR THE CURRENT YEAR

The GTECH Merger and the IGT Merger will have no impact on the overall 2014 outlook of GTECH Group as communicated to the market on July 31, 2014.

6.3.                  ESTIMATES AND PROJECTIONS

No estimates and/or projections have been provided in this Information Document on the performance during the current and future financial years.

6.4.                  REPORT OF THE INDEPENDENT AUDITOR ON THE ESTIMATES AND PROJECTIONS

As no estimates and/or projections on the performance during the current and future financial years have been provided, no ad hoc report was required from the independent auditors.

ANNEXES

1.                  The reports of the boards of directors of GTECH, pursuant to Article 2501-quinquies of the Italian Civil Code and Article 8 of the Decree 108/08, and of UKCo, pursuant to Article 8 of the UK Regulation

2.                  Common Cross-Border Merger Terms pursuant to Article 6 of the Decree 108/08 and Article 7 of the UK Regulation

3.                  Financial statements of GTECH for the six-month period ended on June 30, 2014 and the financial statements of UKCo for the period ended on August 31, 2014, pursuant to Article 2501-quater of the Italian Civil Code and Article 7(2)(1) of the UK Regulation

4.                  Report of the independent expert Grant Thornton UK LLP relating to the Exchange Ratio

5.                 Fairness opinion and bring-down fairness opinion letter issued by Credit Suisse Securities Europe Limited concerning the financial reasonableness of the exchange ratio in the contest of the transaction

*        *        *

Alberto Fornaro, Manager in charge of drawing up corporate reports and financial statements, with reference to GTECH’s responsibilities, declares, pursuant to paragraph 2 of Article 154-bis of the Italian Financial Act, that the accounting disclosures enclosed in this Information Document, other than pro-forma data, corresponds to the results registered in GTECH’s supporting documents, accounting books and other accounting records.

APPENDIX

Comparison of rights of shareholders of GTECH and UKCo

GTECH	UKCo

Corporate Governance

The corporate bodies of GTECH are the general meeting (Assemblea) of shareholders, the board of directors (Consiglio di Amministrazione) and the board of statutory auditors (Collegio Sindacale). Under GTECH’s by-laws, the GTECH board of directors is vested with the full power to act on behalf of the company except for such actions where shareholder approval is required by law.

The corporate bodies of UKCo are the general meeting and the board of directors. The directors are responsible for the management of UKCo’s business, for which purpose they may exercise all the powers of UKCo whether relating to the management of the business or not.

Authorized Capital/Outstanding Capital Stock

As of the date of this Information Document, GTECH’s share capital is equal to €174,951,075.00, of which 174,951,075 ordinary shares each with a nominal value of €1.00 per share and all with equal rights, have been issued, fully paid-in and registered.

Shares issued by GTECH are listed and traded on the MTA.

Prior to the GTECH Merger Effective Date, the UKCo directors and/or GTECH (as shareholder) are expected to pass certain resolutions in order to, among other matters, authorize the UKCo directors to carry out the actions required of UKCo in relation to the Transaction including the authority for the directors of UKCo to allot and issue, inter alia, UKCo Ordinary Shares to be issued to GTECH shareholders and IGT shareholders who are entitled to receive UKCo shares pursuant to the Transaction and Special Voting Shares.

In addition, the Post-GTECH Merger Articles will authorize the directors, for a period of up to five years from the date of the resolution granting the authority, to allot shares in UKCo, or to grant rights to subscribe for or to convert or exchange any security into shares in UKCo up to an aggregate nominal amount of $US 185,000,000.

The ordinary shares issued by UKCo will be listed on the NYSE.

Board Committees

Pursuant to GTECH’s by-laws, the board of directors may establish one or more bodies and/or committees, including an executive committee, having consultative, proposing and controlling functions. The board also has the authority to appoint external individuals to the

Under English law, and the Post-GTECH Merger Articles, the directors may delegate any of the powers, authorities and discretions which are conferred on them under the articles to a person or committee as they see fit.

GTECH	UKCo

same bodies or committees, set their relevant competencies and powers, and grant such competencies and powers to one or more directors.

More specifically, the board of directors has currently established a control, risk and related parties committee and a committee for nomination and compensation.

Under the Post-GTECH Merger Articles, committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the Post-GTECH Merger Articles which govern the taking of decisions by directors.

All committees must comply with the applicable rules of the NYSE.

UKCo expects to have, at a minimum, an audit committee, compensation committee and nominating and governance committee.

Voting Rights

GTECH shareholders are entitled to one vote per share on all matters to be voted on by shareholders.

No shareholder has the right of cumulative voting.

The extraordinary shareholders’ meeting can resolve upon the issuance of ordinary shares, special categories of shares or other financial instruments to be allocated to the employees of GTECH or its subsidiaries.

GTECH has not issued preferred stock voting or other special categories of shares.

Under Italian Law, the approval of a merger must be adopted by the extraordinary general meeting, according to the majority provided under paragraph “Quorum”.

The general meeting may vote on a show of hands, or by poll.

On a show of hands, every qualifying shareholder present and entitled to vote on the resolution is entitled to one vote, subject to the provisions for voting by proxies described below.

On a poll taken at a meeting, every qualifying shareholder present and entitled to vote on the resolution has one vote for every UKCo ordinary share of which he or she is the holder, and 0.9995 votes for every Special Voting Shares for which he, she or it is entitled under the terms of the loyalty voting structure to direct the exercise of the vote.

An “ordinary resolution” requires, on a show of hands, a simple majority of those entitled to vote who do so, either in person or by proxy. On a poll, it requires the affirmative vote of a simple majority of the voting rights of those who do so, either in person or by proxy.

A “special resolution” requires, on a show of hands, at least 75% of those entitled to vote to do so, either in person or by proxy. On a poll, it requires the affirmative vote of the holders of at least 75% of the voting rights.

The UK Companies Act requires that a number of matters are approved by way of special resolution, including (amongst other things) an amendment to

GTECH	UKCo

the company’s articles of association, change of name, and re-registration as a public or private company.

Under the UK Companies Act a scheme of arrangement between a company and its members or creditors (or any class of them) in order to effect a solvent reorganization of a company or group structure, including by merger and demerger, as well as to effect insolvent restructurings such as by a debt for equity swap requires approval by at least 75% in value of each class of the members or creditors who vote on the scheme, being also at least a majority in number of each class. The scheme of arrangement would also need the sanction of the court.

The Post-GTECH Merger Articles require that any variation of special rights attaching to any shares in the capital of UKCo may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either: (1) with the consent in writing of those entitled to attend and vote at general meetings of UKCo representing 75% of the aggregate voting rights attaching to the UKCo Ordinary Shares and the Special Voting Shares which may be exercised at such meetings; or (2) with the sanction of 75% of the aggregate votes attaching to UKCo Ordinary Shares and the Special Voting Shares cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at general meetings of UKCo.

No shareholder has the right of cumulative voting.

UKCo has not issued any shares which carry preferred rights of voting.

Proxies

Any shareholder entitled to attend the general meeting may be represented according to the relevant provisions of Italian law.

Representation requires a written proxy, which may be granted electronically. The proxy can be given only for one meeting (but may have effect

A shareholder may vote either in person or by proxy. On a show of hands, a proxy will have one vote, except where: (a) that proxy has been appointed by more than one shareholder entitled to vote on the resolution; and (b) the proxy has been instructed by one or more of those shareholders (i)

GTECH	UKCo

for each subsequent call of the same meeting).

Under Italian law, GTECH, one or more of its shareholders or any other eligible person can solicit other shareholders’ proxies. Solicitation of proxies must be made through the publication of a prospectus and a proxy form; the relevant notice must be published on GTECH’s website and must also be disclosed to CONSOB, Borsa Italiana S.p.A. and Monte Titoli S.p.A.

Proxies must be dated, signed and indicate the voting instructions. The voting instructions can also be referred exclusively to certain items on the agenda. Proxies so granted can be revoked until one day prior to the shareholders’ meeting.

to vote for the resolution and by one or more of those shareholders to vote against the resolution; or (ii) to vote in the same way on the resolution (whether for or against) and one or more of those shareholders has permitted the proxy discretion as to how to vote. Under such circumstance, the proxy has one vote for and one vote against the resolution.

On a poll taken at a meeting, a proxy will be entitled to one vote for every UKCo Ordinary Share for which such person is acting as proxy and 0.9995 votes for every special voting share for which such person is acting as proxy.

Under English law, there is no regulatory regime for the solicitation of proxies. Solicitation of proxies is an ad hoc process mainly dealt with by an outside firm.

Dividends

Under Italian law, GTECH may pay dividends out of the net profits recorded in the company’s audited and approved financial statements for the preceding fiscal year or out of its distributable legal reserves.

The dividend distribution must be approved by the general meeting approving the company’s yearly financial statements.

Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid—up capital and any reserves required by Italian law or GTECH’s by-laws.

According to GTECH’s by-laws, net profit reported in the annual financial statements shall be allocated as follows:

a) to the legal reserve, 5% of net profit until the amount of such reserve is equivalent to one-fifth of share capital;

b) the remainder is allocated pursuant to the decision of the shareholders’ meeting.

Under English law, UKCo may only pay dividends out of profits available for that purpose. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

The Post-GTECH Merger Articles permit the shareholders, by ordinary resolution, to declare dividends. A declaration must not be made unless the directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount.

In addition, the directors may decide to pay interim dividends.

Any dividends unclaimed may be invested or otherwise made use of by the directors for the benefit of UKCo until claimed. The entitlement to a dividend lapses if unclaimed for 12 years.

UKCo may only make a distribution if the amount of its net assets is not less than the aggregate of its

GTECH	UKCo

The board of directors can, during the course of the financial year, distribute advances on dividends between the shareholders.	called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

Purchase of treasury shares

Under Italian law, the purchase of treasury shares must be authorized by the shareholders at any ordinary meeting and only paid out of retained earnings or distributable reserves resulting from the last approved financial statements and provided, in any case, that all shares are fully paid-in.

The nominal value of the treasury shares to be repurchased, together with any shares previously held by GTECH or any of its subsidiaries, may not exceed in the aggregate 20% of GTECH’s share capital then issued and outstanding.

Treasury shares may only be sold or disposed of in any manner pursuant to a shareholders’ resolution.

GTECH is not entitled to vote or to receive dividends on the shares it owns. Neither GTECH (except in limited circumstances) nor any of its subsidiaries can subscribe for new shares in the case of capital increases. Shares owned by its subsidiaries are not entitled to voting rights but are entitled to receive dividends. Shares owned by GTECH and its subsidiaries are considered at shareholders’ meetings for quorum purposes.

For listed companies, such as GTECH, the purchase of its own treasury shares and the purchase of shares of a listed company by its subsidiaries must take place in a manner that ensures the equality of treatment among shareholders (e.g., on the market or through a voluntary tender offer addressed to all shareholders).

English law prohibits UKCo from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases; “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognised investment exchange,” which does not include the NYSE, which is the only exchange on which UKCo’s shares will be traded. In order to purchase its own shares, UKCo must therefore obtain shareholder approval for “off-market” purchases. This requires that UKCo shareholders pass a special resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years.

Prior to the effective times of the Mergers, an ordinary resolution will be passed by GTECH, as the current sole shareholder of UKCo, to approve certain buyback contracts pursuant to which UKCo will be able to make “off-market” purchases from selected investment banks. This resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently.

Except in the case of an employee share scheme, UKCo is only permitted to purchase its own shares if they are fully paid, and must pay for them in full when purchasing them.

UKCo may only purchase its own shares out of distributable profits of the company, or the proceeds of a fresh issue of shares made for the purposes of financing the purchase.

Any premium payable on the purchase of its own

GTECH	UKCo

shares must be paid out of distributable profits of the company, unless the shares being purchased were issued at a premium, in which case any premium payable on their purchase by the company may be paid out of the proceeds of a fresh issue of shares made for the purpose of financing the purchase, up to an amount equal to: (a) the aggregate of the premiums received by the company on the issue of the shares purchased, or (b) the current amount of the company’s share premium account (including any sum transferred to that account in respect of premiums on the new shares), whichever is less.

UKCo may at any time dispose of treasury shares for cash consideration, or transfer them for the purposes of or pursuant to an employees’ share scheme.

Liquidation Rights

Under Italian law, and subject to satisfaction of the claims of all other creditors, shareholders are entitled to a distribution of GTECH’s remaining liquidated assets in proportion to the nominal value of the shares they hold in GTECH’s capital stock.

Under English law, on a winding up, following the satisfaction of the claims of all other creditors and payment of US$1 in aggregate to all holders of the Special Voting Shares and £1 in aggregate to all holders of the sterling non-voting shares, holders of UKCo Ordinary Shares are entitled to share in any surplus assets of UKCo available for distribution pro rata to their shareholding.

Approval of Financial Statements

Under Italian law, the yearly financial statement of a joint stock company that prepares consolidated financial statements must be approved by the shareholders at an ordinary shareholders’ meeting to be held no later than 180 days following the end of the relevant fiscal year.

Under English law, the annual accounts, which include a directors’ report, a strategic report, a directors’ remuneration report and an auditors’ report, must be approved by the board of directors in accordance with their normal rules on decision making. The accounts must be signed by a director on behalf of the board and the auditors and filed with the Registrar of Companies of England and Wales.

The directors of UKCo must lay the annual accounts before a general meeting. At the general meeting, there must be proposed an ordinary resolution to approve the directors’ remuneration

GTECH	UKCo

report.

At least every three years, the directors are required to submit to the shareholders for their approval, a director’s remuneration policy, which will bind directors’ remuneration until the next policy approval.

Appraisal / Dissenters’ Rights

Under Italian law, shareholders of Italian joint stock companies are entitled to exercise cash exit rights whenever a resolution is adopted at a shareholders’ meeting with respect to, inter alia:

•                  a change in the business purpose of the company in such a way to as to make a substantial change of the activities of the company;

•                  a change in the legal form of the company;

•                  the transfer of the registered office of the company outside of Italy;

•                  revocation of the winding-up of the company;

•                  change of the corporate and economic rights attached to the shares as provided for in the by-laws. The shareholders are also entitled to exercise cash exit rights upon a resolution adopted at a shareholders’ meeting with respect to a merger in which the shareholders of a listed company receive shares which are not listed on a regulated stock market.

Cash exit rights can only be exercised by shareholders who did not concur in the approval of the resolution.

Cash exit rights can be exercised for all or part of the shares held by the relevant shareholder.

In order to validly exercise their cash exit rights, shareholders entitled to do so must send notice thereof to GTECH by registered mail within 15 days after the publication in the Companies’

There is no mandatory provision in English law for appraisal rights.

Such rights could, in theory, be provided for in the articles of association or in a shareholders’ agreement. The Post-GTECH Merger Articles do not provide for appraisal/dissenters’ rights.

However, English law provides dissenter’s rights which permit a shareholder to object to a Court in the context of the compulsory acquisition of minority shares.

GTECH	UKCo

Register of the resolution approved at the relevant meeting of shareholders.

The shares with respect to which cash exit rights are being exercised cannot be sold by the relevant shareholder and must be kept with the relevant intermediary.

Preemptive Rights

Under Italian law, an existing shareholder in a joint stock company has a preemptive right for any issue of shares by such company or debt convertible into shares in proportion to the shares held by such shareholder at the time of the issuance, with the exception summarized below.

Under Italian law, shareholders of listed companies may exercise their preemptive rights for a period of at least 15 days after the registration of the relevant minutes with the competent Register of Enterprises.

Existing shareholders are not entitled to preemptive rights with respect to newly issued shares to be paid for by contribution in kind.

Preemptive rights can also be excluded or limited by the shareholders general meeting in the event GTECH’s interest requires such exclusion. The notion of “companies’ interest” could be referred to the interest in maximizing company’s profits.

In both cases, the reasons for such exclusion must be adequately illustrated by a report of the board of directors.

In addition, the GTECH’s by-laws provide for the exclusion of preemptive rights with respect to newly issued shares for an amount up to a maximum of 10% of the existing share capital.

Finally, the preemptive rights may be excluded if shares are offered to the company’s employees or to the employees of its subsidiaries or parent company.

Under the UK Companies Act, the issuance of equity securities (except shares held under an employees’ share scheme) that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding UKCo shares that, being entitled to vote, vote on the resolution) to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution, which, in relation to UKCo, will include the UKCo Ordinary Shares, and all rights to subscribe for or convert securities into such shares.

A provision in the Post-GTECH Merger Articles will authorize the directors, for a period up to five years from the date of the shareholder resolution granting such authorization, to exclude preemptive rights in respect of issuances up to a nominal amount (i.e., par value) of US$185 million. Such authorization will continue for five years and renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.

GTECH	UKCo

Preemptive rights can also be exercised by the holders of debt convertible into shares of the company on the basis of the relevant exchange ratio.

Amendments to Articles of Association or Articles of Incorporation

Under Italian law, amendments to the by-laws of a joint stock company (including increases in share capital and capital reduction) may be resolved at any time by the shareholders at an extraordinary shareholders’ meeting.

Extraordinary shareholders’ meetings are required to vote on all amendments of GTECH’s by-laws, including capital increases, transfer of GTECH’s registered office abroad, changes in the corporate purposes and all other matters referred to it by Italian law such as the liquidation or winding-up of the company as well as mergers and demergers.

In order to be validly approved, resolutions pertaining to the above matters require the attendance of shareholders representing at least 50% of the ordinary share capital on first call, more than one-third on second call and at least one-fifth on any subsequent calls or in the event of a unique call, and the affirmative vote of holders of at least two-thirds of the GTECH share capital participating in the vote on the resolution.

Under English law, the shareholders may amend any provision of the articles of association of a public limited company, other than “entrenched provisions”, by special resolution at a general meeting. The full text of the special resolution must be included in the notice of the meeting.

An “entrenched” provision of the articles of association is a provision that may be amended or repealed only if certain conditions are complied with. These conditions are more restrictive than those applied to a special resolution (e.g. a higher majority than the threshold for a special resolution, being 75%).

Entrenchment does not prevent alteration to the articles by unanimous consent of the shareholders.

The Post-GTECH Merger Articles do not contain any entrenched provisions.

Number of Directors

GTECH is managed by a board of directors consisting of a number varying from seven to fifteen members, as determined by the shareholders in a general meeting.

As of the date of the Information Document, the current board is comprised of 10 directors.

Under English law, there must be at least two directors, at least one of whom is a natural person.

Unless and until otherwise decided by the UKCo board of directors (where, for the period of three years from the date of adoption of the Post-GTECH Merger Articles, not less than three-quarters of the directors shall have voted in favor of such decision), the number of directors will be 13. A majority of the directors need to be present for a board meeting to be quorate.

GTECH	UKCo

Election of Directors

Under Italian law the directors are appointed for a period of no more than three years, the third year expiring on the day of the general meeting of shareholders approving the yearly financial statements relevant for the last financial year of their office.

According to GTECH’s by-laws, directors are appointed for a maximum of three financial years, following which, as agreed by the shareholders’ meeting of appointment, they may be available for re-election. Their role will expire on the date of the shareholders’ meeting called to approve the accounts relating to the final financial year of their appointment.

The board of directors is appointed through a voting list mechanism to ensure election of directors designated by minority shareholders in accordance with Italian law.

Under GTECH’s by-laws the election of the directors will proceed as follows: (a) a number of members of the GTECH board of directors representing the entirety of those to be appointed will be elected from the list having obtained the highest number of votes at the shareholders’ meeting, on the basis of the same progressive numbering they have been listed in the list, save for the minimum number reserved to the minority shareholders by the applicable provisions; and (b) a number of members of the GTECH board of directors equal to the minimum number set out under (a) unrelated in any manner whatsoever, also indirectly, to those who have submitted or voted the majority list will be elected from the list having obtained the second greatest number of votes at the shareholders’ meeting, in accordance with the progressive numbering they have been listed in the list.

Directors are appointed by one of the following methods: (1) by ordinary resolution of the entitled shareholders, (2) at a general meeting called in order to appoint directors where there are fewer than two directors of UKCo; or (3) by a decision of the directors.

Only persons who have been recommended by the directors or proposed by a shareholder may be appointed director. Directors that are proposed to be elected at a shareholder meeting must be elected individually pursuant to separate proposals at the meeting; more than one director cannot be elected under the same shareholder proposal.

English law permits a company to provide for terms of different lengths for its directors. The directors in office on the adoption of the Post-GTECH Merger Articles are appointed for a term of three years.

Under English law, any agreement under which a director agrees to perform services (as a director or otherwise) for a company or its subsidiaries is defined as a service agreement. Service agreements with a guaranteed term of more than two years require prior approval at a general meeting.

GTECH	UKCo

Removal of Directors

Directors can be removed from office at any time by the ordinary general meeting. Directors removed without cause before the end of their term may claim damages resulting from their removal from office.

Directors can be removed from office at any time by ordinary resolution, at a general meeting, provided that 28 clear days’ notice of the resolution is given to UKCo. Directors removed without cause before the end of their term may be able to claim damages resulting from their removal from office.

A director has the right to make reasonable written representations which the company must circulate to shareholders, as to why he or she should not be removed. The director also has the right to speak at the general meeting.

Vacancies on the Board of Directors

Vacancies on the board of directors are filled by a majority vote of the remaining directors (with a resolution approved by the board of statutory auditors) and confirmed/ replaced by a resolution adopted by the general meeting. Directors so appointed remain in office for the remaining part of the relevant term.

According to Italian law, if as a result of resignations or other reasons the majority of the directors elected by shareholders is no longer in office, a general meeting of shareholders will be convened on an urgent basis by the directors still in office for the purpose of electing new directors.

Vacancies may be filled by the directors of UKCo or may be filled by shareholders at a general meeting convened by UKCo for such purpose.

Action by Written Consent

Under Italian law the members of a public company cannot decide upon, or take any action, by written consent.

Under English law, except for the purposes of approval of a variation of rights attaching to special classes of shares, the members of a public company cannot decide upon, or take any action, by written consent. All decisions must be taken at the general meeting.

Annual Shareholder Meetings

According to Italian law and GTECH’s by-laws, the general meeting of shareholders must be held at least once a year within 180 days after the end of GTECH’s fiscal year.

Pursuant to Italian law and GTECH’s by-laws,

Under English law, UKCo is required to hold an annual general meeting of shareholders within six months from the day following the end of its fiscal year.

GTECH	UKCo

all shareholders having obtained a statement from the intermediary with whom GTECH shares are deposited may attend the general meeting.

To attend the general meeting, the owners of GTECH’s shares held through the book-entry system managed by Monte Titoli S.p.A. are required to instruct the relevant banks or financial institutions associated with Monte Titoli S.p.A., or any other relevant authorized intermediary with which their accounts are held, to provide GTECH with certificates evidencing the shares owned as of close of business on the seventh trading day prior to the date scheduled for the meeting in first call (provided that the date of any subsequent call is indicated in the notice of call, otherwise the date of each call shall be taken into account for determining the relevant record date) or in single call, without taking into consideration changes in the ownership of said shares, occurred between such registration and the date of the general meeting.

Such communication from the relevant intermediary to GTECH must be provided by close of business on the third trading day preceding the date of the general meeting. However, shareholders may attend the meeting even if such communication is received by GTECH subsequently, provided that it is received before the relevant meeting begins. Such registration allows them to gain admission to the general meeting.

Advance Notice Requirements for Shareholder Nominations and Other Proposals

In the event of shareholders’ meetings convened by the shareholders, the report on the items on the agenda is prepared by shareholders requiring the convening of the meeting. The board of directors or auditors shall make available to the public the report, accompanied by their assessments if appropriate, at the same time as publishing the notice calling the shareholders’

UKCo shareholders may require the company to circulate to any members entitled to receive notice of a general meeting, a statement of not more than 1000 words in relation to a proposed resolution or any other business to be dealt with at a general meeting. UKCo is required to circulate the statement once it has received requests to do so from members representing at least 5% of the paid

GTECH	UKCo

meeting.

GTECH’s by-laws provide that directors are appointed by the ordinary shareholders’ meeting on the basis of lists submitted by the shareholders (at least 25 days before the shareholders’ meeting), whereby the candidates must be indexed by progressive numbering. Only the shareholders representing, alone or together with other specific shareholders, the minimum percentage of share capital provided by CONSOB taking into account capitalization, floating funds and ownership structures of GTECH (i.e., 1% for year 2014) are entitled to submit a list.

The candidates’ lists must be filed with GTECH’s head office within the term provided by the applicable provisions. Upon filing, each list shall be accompanied by: (a) exhaustive information on the personal and professional qualifications of the candidates, indicating their alleged independency qualification pursuant to the applicable provisions; (b) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility, as well as that he/she possesses all requisites as provided by applicable provisions and by the by-laws; and (c) an indication of (i) the identity of the shareholders that have submitted the list and (ii) the percentage of share capital jointly owned.

up share capital of the company as carries voting rights at general meetings, or from 100 members, who have the right to vote on the resolution and hold, on average per member, at least £100 (or equivalent in any other currency) of the paid up share capital of UKCo.

Notice of Shareholder Meeting; Record Date

Under Italian law and GTECH’s by-laws, a written notice calling a shareholders’ meeting indicating the time, place and agenda of the meeting must be published in a national newspaper and on GTECH’s website not less than 30 days before the date scheduled for the meeting.

For general meetings called to appoint, by means of the “voting lists” mechanism, the members of

Under English law and the Post-GTECH Merger Articles, an annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). All other general meetings must be called by not less than 14 clear days’ notice, unless a shorter notice is agreed to by a majority in number of the shareholders having the right to attend and vote at the meeting, being a

GTECH	UKCo

the board of directors and board of statutory auditors, the notice of call shall be published at least 40 days prior to the date of the general meeting.

For extraordinary shareholders’ meetings called to resolve upon the decrease of the share capital under Articles 2446 and 2447 of the Italian Civil Code or the appointment of liquidators under Article 2487 of the Italian Civil Code, the notice of call shall be published at least 21 days prior to the date of the extraordinary shareholders’ meeting.

Under Italian Law the record date is seven trading days before the date of the meeting.

majority who together hold not less than 95% in nominal value of the shares given that right. At least 7 clear days’ notice is required for any meeting adjourned for 28 days or more or for an indefinite period.

The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of the Post-GTECH Merger Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the UKCo board of directors, to the beneficial owners nominated to enjoy information rights under the UK Companies Act, and to the auditors.

Under English law the notice of a general meeting must specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote. The Post-GTECH Merger Articles specify that the relevant time must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting.

The Post-GTECH Merger Articles provide that the directors may decide that persons entitled to receive notices of a general meeting are those on the register at the close of business on a day the directors decide.

Special Meeting of Shareholders

The directors must convene without delay a shareholders’ meeting if requested to do so by shareholders representing at least 5% of the share capital of GTECH, indicating the agenda of the meeting (provided that the shareholders may only request the call of those meetings in relation to which a directors’ proposal is not necessary under Italian law or a plan or report is not to be mandatorily drafted by the directors).

Should the shareholders’ meeting not be called

The directors may call a general meeting whenever they see fit.

The directors are required to call a general meeting if requested by shareholders representing at least 5 percent of the paid-up capital of UKCo as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28

GTECH	UKCo

by the directors, or the board of statutory auditors in case of failure by the directors to call the meeting, the shareholders’ meeting may be convened by order of a court of competent jurisdiction where the failure to call said shareholders’ meeting is not properly justified.

Shareholders representing at least 2.5% of the share capital of GTECH may request to add items on the agenda within ten days of the publication of the notice of call of the shareholders’ meeting (or five days in the event that the shareholders’ meeting is called to resolve upon the decrease of the share capital under Articles 2446 and 2447 of the Italian Civil Code, the appointment of liquidators under Article 2487 of the Italian Civil Code or upon defensive actions in the context of a takeover bid).

days after the date of the notice calling the meeting.

The meeting may only deal with the business stated in the request by shareholders, or as proposed by the directors.

If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

If for any reason it is impracticable to call the meeting or to conduct the meeting in the manner prescribed by the company’s articles or the UK Companies Act, a court may order a meeting to be called, held and conducted as it sees fit.

Quorum

Pursuant to GTECH’s by-laws, the shareholders’ meeting can be convened also on single call.

On both first and second call, as well as on single call, in the ordinary general meeting resolutions are passed by a simple majority of the votes cast, save for the resolutions concerning the appointment of the members of the GTECH Board and of the board of statutory auditors, in which case a slate system applies.

In order to be validly held, the general meeting requires the attendance of shareholders representing at least 50% of the voting capital on the first call, while no quorum is required on second call or on single call.

In the extraordinary general meeting (necessary to approve, inter alia, amendments to the company’s articles of association, change of name), resolutions are passed (i) on first call, by

Subject to the UK Companies Act, the necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy, save that if UKCo only has one shareholder entitled to attend and vote at the general meeting, one shareholder present in person or by proxy at the meeting and entitled to vote is a quorum.

At an adjourned meeting the quorum is one qualifying person present and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved.

GTECH	UKCo

a majority of 2/3 of the votes cast (at least 50% of the share capital must attend the meeting); (ii) on second call by a majority of the 2/3 of the of the votes cast (more than the 1/3 of the share capital must attend the meeting); and (iii)  on third or on single call, by a majority of the 2/3 of the of the votes cast (at least 1/5 of the share capital must attend the meeting).

Limitation of Personal Liability of Directors

Under Italian law, directors must perform their duties with the care required by the nature of their office and their specific competences.

Directors are jointly and severally liable towards the company for damages resulting from breach of the duties of their office. Directors are also jointly liable if they have knowledge of facts that may be prejudicial to the company but have not implemented, to the extent possible, measures necessary to avoid or limit the effects of such facts.

The company may initiate a liability claim against its own directors with the approval of the general meeting of the company or a resolution of the board of statutory auditors approved with a two-thirds majority of its members. The liability claim can be waived or settled, provided the waiver or settlement is authorized by the general meeting. Such authorization is deemed not granted in the event that shareholders representing at least 5% of the company’s share capital vote against the authorization.

Directors may also be held liable vis-à-vis shareholders or the company’s creditors in the event of an act prejudicial to the company’s shareholders or in the event of any act prejudicial to the company’s assets, respectively.

Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to UKCo.

Although directors are not generally jointly and severally liable, joint and several liability may arise at common law where more than one director is involved in the same breach of duty.

Indemnification of Directors and Officers

Italian law and national collective bargaining agreements provide that GTECH will reimburse its directors and executives for legal expenses incurred in defending against criminal prosecution, provided that such prosecution is related to actions taken such persons in the performance of his duties to GTECH. This rule does not apply to instances of intentional misconduct or gross negligence.

Where criminal proceedings are started against the executive for facts that are directly related to the performance of his duties, all costs for every

Subject to certain exceptions, English law does not permit UKCo to indemnify a director against any liability attaching to him in connection with any

GTECH	UKCo

instance of judgment shall be paid by the company. It is in the power of the executive to be assisted by a lawyer of his choice, with the burden of the cost falling on the company.

The commitment for trial of the executive for facts directly related to the performance of his or her duties does not constitute in itself justified grounds for dismissal; in the case of deprivation of liberty the executive will be entitled to retain his or her job position as well as the related salary.

The warranties and remedies set out in the paragraph above shall apply to the executive even after the termination of the employment relationship, as long as the facts took place in the course of the relationship itself.

The warranties and remedies set out in the paragraph above shall not apply in case of the executive’s willful misconduct or gross negligence, ascertained with a definitive judgement of the court.

negligence, default, breach of duty or breach of trust in relation to UKCo. The exceptions allow UKCo to: (1) purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of UKCo) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he is a director; (2) provide a qualifying third party indemnity provision which permits UKCo to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgement), except for (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief (ii) fines imposed in criminal proceedings, and (iii) penalties imposed by regulatory bodies; (3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the company itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and (4) provide a qualifying pension scheme indemnity provision, which allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director’s activities as a trustee of the scheme (subject to certain exceptions). The Post-GTECH Merger Articles provide that, to the fullest extent permitted by the UK Companies Act and without prejudice to any indemnity to which he or she may otherwise be entitled, every person who is or was a director or other officer of UKCo or any of its associates (other than any person (whether or not an officer of

GTECH	UKCo

UKCo or any of its associates) engaged by UKCo of any of its associates as auditor) shall be and shall be kept indemnified out of the assets of UKCo against all costs, charges, losses and liabilities incurred by him (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise as a director or such other officer of UKCo or any of its associates) in relation to UKCo or any of its associates or its/their affairs. This is subject to the exceptions set out in the UK Companies Act, which are reflected in the Post-GTECH Merger Articles.

Conflicts of Interest Transactions

Under Italian law, a director with a direct or indirect interest, which does not have to be necessarily conflicting, in a transaction contemplated by GTECH must inform the board of directors of any such interest in a comprehensive manner. If a managing director has a conflict of interest, he must refrain from executing the transaction and refer the relevant decision to the board of directors.

If the board of directors approves the transaction, such decision must be duly justified, in particular with regard to its economic rationale for the company.

In case the conflicted director has not informed the board of the conflict, the board has not justified its decision, or such decision has been adopted with the decisive vote of an interested director, the relevant resolution, in case it may cause damage to the company, can be challenged in court by any of the directors who did not participate in the adoption of the resolution or by the statutory auditors of the company or by any of the directors (including those who participated in the adoption of the resolution) or by the statutory auditors of the company if the conflicted director did not inform the board of the existing conflict.

The challenge must be brought within 90 days

Under English law, a director is under a duty to avoid conflicts of interest, and is obliged to declare his or her interest in a proposed or ongoing transaction to the other directors. It is an offense to fail to declare an interest.

The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors.

Provided that the director has declared his interest to the other directors, a director notwithstanding his office may, generally (i) be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is directly or indirectly, interested; (ii) act by himself or through his firm in a professional capacity for the company (otherwise than as auditor), and in any such case on such terms as to remuneration and otherwise as the directors may decide; or (iii) be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the company is directly or indirectly interested.

GTECH	UKCo

from the date of the relevant resolution. Conflicted directors are liable towards the company for damages deriving from any action or omission carried out breaching the above provisions.

Rights of Inspection

Under Italian law, any shareholder, in person or through an agent, may inspect GTECH’s shareholders’ ledger and the minutes of shareholders’ meetings at any time and may request a copy of the same at his or her own expense.

Under English law, a company must retain and keep available for inspection by shareholders free of charge, and by any other person on payment of a prescribed fee, its register of members. It must also keep available for inspection by shareholders free of charge records of all resolutions and meetings by shareholders and for a fee, provide copies of the minutes to shareholders who request them.

In each case, the records should be kept for at least ten years. These records may be kept in electronic form, as long as they are capable of being produced in hard copy form.

Shareholder Suits

The Italian code of consumers provides for the possibility for consumers’ associations to start a class action for the protection of collective interests. Single consumers may adhere to a class action suit that has already been initiated by the association. While it is possible to pursue compensation for the breach of consumer contracts, it is not possible to claim punitive damages.

With respect to minority shareholders’ rights, shareholders representing at least 2.5% of the share capital of Italian listed companies may bring a liability claim (on behalf of the company) against the directors for breach of their duties towards the company.

The shareholders promoting such claim appoint

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, and requires court permission to so, it does permit a shareholder to bring a claim against UKCo when: (1) UKCo’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or (2) any act or omission of UKCo is or would be so prejudicial.

The U.K. Limitation Act 1980 imposes a limitation period, with certain exceptions, of civil claims. The period is six years in respect of actions in contract and tort, and twelve years for breach of any obligation contained in a deed. The period starts to run on the date that the action accrued. In the case of contract, this is the date on which the breach

GTECH	UKCo

a representative to lead the action and perform all necessary ancillary activities.

If the action is successful, damages granted inure to the exclusive benefit of the company. The company must reimburse the shareholders, who initiated the action, for the costs and expenses related to the action.

Any shareholder representing 1/1000 of the voting share capital of an Italian listed company may also challenge any resolution of the board of directors within 90 days of such resolution being passed, if the resolution is prejudicial to the shareholder’s rights.

Any shareholder representing 1/1000 of the voting share capital may challenge any shareholders’ meeting resolution that contravenes provisions of the by-laws or applicable law, if (i) the resolution was adopted at a shareholders’ meeting not attended by such shareholder, (ii) the shareholder dissented, (iii) the shareholder abstained from voting, or (iv) the shareholder purchased the shares between the record date and the beginning of the meeting.

occurred, and in tort this is the date on which the damage occurred.

Under English law, the proper claimant for wrongs committed against the company, whether by directors or third parties, is the company itself. However, under Part 11 of the UK Companies Act, a shareholder may bring a derivative claim against a director or third party in respect of an act or omission involving negligence, default, breach of duty or breach of trust by a director.

Annex 1

GTECH S.p.A.

Viale del Campo Boario, 56/d - 00154 Rome

Paid-in share capital EUR 174,951,075.00

VAT, tax payers’ code and enrolment with the Companies’ Register of Rome no. 08028081001

Subject to the direction and coordination by De Agostini S.p.A.

ILLUSTRATIVE REPORT OF THE BOARD OF DIRECTORS ON THE SOLE ITEM ON THE AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING,

CALLED ON NOVEMBER 4, 2014, ON SINGLE CALL

REPORT OF THE BOARD OF DIRECTORS OF GTECH S.P.A. ON THE COMMON CROSS-BORDER MERGER TERMS RELATING TO THE MERGER BY ABSORPTION OF GTECH S.P.A. WITH AND INTO GEORGIA WORLDWIDE PLC

Dear Shareholders,

this report (the “Report”) illustrates, from a legal and economic perspective, the terms of the common cross-border merger (the “GTECH Merger Terms”) by absorption of GTECH S.p.A. (“GTECH”) with and into Georgia Worldwide Plc (“UKCo”).

This Report was prepared pursuant to Article 2501-quinquies of the Italian Civil Code and Article 8 of the Legislative Decree no. 108 of May 30, 2008, as amended (the “Decree 108/08”) and, since GTECH shares are listed on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. (“MTA”), Article 70, paragraph 2, of the regulation enacted by CONSOB with Resolution no. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”) and in accordance with Scheme no. 1 of Annex 3A of the Issuers’ Regulation.

1             DESCRIPTION AND RATIONALE OF THE TRANSACTION

1.1          Description of the Transaction

The cross-border merger to which this Report relates (the “GTECH Merger”) will be implemented by absorption of GTECH with and into UKCo, a company whose voting share capital is wholly and directly owned by GTECH. The GTECH Merger will be executed pursuant to the EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005 on cross-border mergers of limited liability companies, implemented in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007, as amended (the “UK Regulations”) and in Italy by the Decree no. 108/08.

The GTECH Merger is part of a wider transaction involving the acquisition by GTECH of International Game Technology (“IGT” and, together with GTECH, the “Companies”), a company incorporated under the laws of Nevada and with shares listed on the New York Stock Exchange (the “Transaction”).

On July 15, 2014, GTECH, UKCo, GTECH Corporation (a wholly owned subsidiary of GTECH, incorporated under the laws of Delaware), Georgia Worldwide Corporation (a wholly owned subsidiary of UKCo, incorporated under the laws of Nevada, “Georgia US”) and IGT entered into an agreement in connection with the execution of the Transaction (such agreement, as amended on September 23, 2014, the “Merger Agreement”). The Merger Agreement provides, in particular, that the Transaction shall be completed through:

•           the GTECH Merger, pursuant to which holders of GTECH ordinary shares will receive one UKCo ordinary share in lieu of each GTECH ordinary share held; and

•           the merger (under the laws of Nevada) between Georgia US and IGT (the “IGT Merger”), pursuant to which (a) Georgia US will merge with and into IGT, (b) all the shares issued by IGT will be cancelled, and (c) holders of shares of IGT common stock will receive for each share of IGT common stock held a consideration partly in cash and partly in UKCo shares, in a proportion of approximately 75% and 25%, respectively, of the value ascribed pursuant to the Merger Agreement to each IGT share, equal to US$18.25 (the “IGT Consideration”). The

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Merger Agreement also provides an adjustment mechanism for the IGT Consideration (collar), which takes into account the trend of market prices of GTECH shares, within certain pre-set minimum and maximum limits (see also Paragraph 1.3 below). Assuming that no adjustment is made pursuant to the collar mechanism, the IGT Consideration for each IGT share would be equal to US$13.69 in cash and 0.1819 UKCo ordinary shares.

The Merger Agreement is publicly available through the “Investor Relations” section of the website www.igt.com.

It is expected that, in accordance with the terms of the Merger Agreement, the GTECH Merger and the IGT Merger will be completed, subject to the satisfaction or waiver, if permitted, of the conditions precedent set forth in the Merger Agreement and in the GTECH Merger Terms, as follows:

(i)            pursuant to the provisions of Articles 4 and 15, paragraph 3, of the Decree 108/08 and the UK Regulations, the GTECH Merger shall be executed in accordance with the relevant provisions of English law and will become effective on the date which shall be fixed by the High Court of England and Wales, with its order as competent English authority (the “GTECH Merger Effective Date”); and

(ii)           the IGT Merger will be the final transaction and will be effective immediately after the GTECH Merger, or at such later date, permitted by the laws of Nevada, as may be agreed by the parties to the Merger Agreement, it being understood that the GTECH Merger and the IGT Merger, although legally distinct transactions, are intended to produce a single economic result with the effective times for each merger being as proximate as possible. The execution of each transaction shall take place only once all conditions precedent to the GTECH Merger and the IGT Merger have been satisfied or validly waived and all pre-merger formalities have been taken.

Before the GTECH Merger is completed, GTECH intends to carry out, subject to any required authorisations, a reorganization of its Italian business, in order to separate operating activities from holding activities, to allow the continuity of Italian activities and to rationalize its participations, through one or more Italian companies wholly owned by GTECH to which (a) the business unit — composed by tangible and intangible assets, receivables, debts, personnel and other assets and liabilities —, related to the exercise of the concession for the Lotto game and to the supply of administrative, commercial and general services in favor of the companies directly or indirectly controlled by GTECH, will be contributed, and (b) almost all the equity holdings in Italian companies held by GTECH will be contributed and sold (the “Italian Reorganization”). The aforesaid equity holdings refer in particular, besides the company to which the business unit referred to in (a) above will be contributed, to the companies, and relevant subsidiaries and affiliates, related to the management of the business lines “commercial services” (Lottomatica Italia Servizi S.p.A), “betting/interactive” (Lottomatica Scommesse S.r.l.), “gaming machines” (Spielo International Italy S.r.l., Lottomatica Videolot Rete S.p.A.), “technology services” (PCC Giochi e Servizi S.p.A., SED Multitel S.r.l.), “Lottery/scratch & win” (Lotterie Nazionali S.r.l., SW Holding S.p.A.; as regards this latter company, the relevant merger into GTECH has been started and the merger process is expected to be completed within the first half of December 2014) and other affiliates. These transactions will have no impact on the Transaction and in particular on the Exchange Ratio (as herein defined). Further information relating to the Italian Reorganization will be provided in the information document that will be published by GTECH on a voluntary basis in accordance with the scheme provided by Article 70, paragraph 6, of CONSOB Regulation no. 11971 of 14 May 1999, as subsequently amended (the “Issuers Regulation”) prior to the shareholders’ meeting of GTECH called to approve the GTECH Merger.

3

As a result and following the GTECH Merger and the IGT Merger, UKCo will become the new holding company of the enlarged group resulting from the combination of IGT and GTECH, since UKCo will control directly the entire issued share capital of IGT and, indirectly, all the companies currently controlled by IGT; UKCo will also control, directly and/or indirectly, all the companies currently controlled by GTECH, as reorganized pursuant to the Italian Reorganization.

In light of the structure and unitary nature of the envisaged Transaction, this Report was prepared by the GTECH Board of Directors for the purposes of the GTECH Merger and the relevant legal and economic conditions, having examined and reviewed also the IGT Merger, considered in combination with the GTECH Merger as one and the same Transaction, even though structured in different steps, taking into consideration the overall impact of the Transaction on GTECH and its shareholders.

1.2          Purpose of the Transaction

The purpose of the Transaction is to create a world leading end-to-end gaming group, uniquely positioned to capitalize on opportunities across global gaming market segments. The new group will combine best-in-class content, operator capabilities, and interactive solutions for the on-line segment, and will also combine IGT’s leading game library and manufacturing and creative operating capabilities with GTECH’s gaming operations, lottery technology and services. The Transaction will thus give rise to a business with competitive dimensions across gaming businesses, geographies and product lines.

The Board of Directors consider, inter alia, that the Transaction:

•             will allow the creation of a world-leading end-to-end gaming group, with significant position across the lottery, gaming equipment and interactive wagering and social gaming segments;

•             will result in enhanced global scale with a diversified product portfolio and geographic mix and strengthened research and development capabilities;

•             will be able to support and accelerate GTECH’s fundamental strategies, diversify GTECH’s revenue base and result in enhanced value for GTECH shareholders relative to GTECH continuing as a stand-alone company;

•             will allow the UKCo management to employ the best practices of each company to drive greater efficiencies and to realize economies in purchasing and R&D due to the greater scale of the combined group;

•             will allow the achievement of cost synergies and additional possible revenue synergies;

•             will make the combined group uniquely positioned to capitalize on the opportunities created by ongoing convergence across global gaming segments.

1.3          Exchange Ratio

In respect of the GTECH Merger, at the GTECH Merger Effective Date each holder of GTECH ordinary shares shall be allotted and issued one UKCo ordinary share (with a nominal value of US$0.10 each) for each GTECH ordinary share (with a nominal value of Euro 1.00 each) held by such holder (the “Exchange Ratio”), without any cash payment by UKCo.

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The Exchange Ratio relating to the GTECH Merger, approved by the Board of Directors of GTECH and by the Board of Directors of UKCo, shall be examined by Grant Thornton UK LLP as independent expert appointed in the United Kingdom upon joint request of GTECH and UKCo to the High Court of England and Wales pursuant to Regulation 9 of the UK Regulations and Article 9 of the Decree 108/08, for the purposes of the relevant opinion on the fairness of the Exchange Ratio (for further information with reference to the Exchange Ratio, see Paragraph 3 below).

No payments, in cash or otherwise, shall be made by UKCo to the GTECH shareholders in respect of the GTECH Merger (save in the case of (i) the valid exercise of cash exit rights as described in Paragraph 10 below, and (ii) shares being purchased by GTECH in the context of the relevant liquidation process, and in any event without prejudice to the right of GTECH to terminate the Merger Agreement should the maximum amount of exercised cash exit rights referred to in Paragraph 1.4 below be exceeded, in which case the Transaction will not be completed).

The Special Voting Shares (referred to in Paragraph 1.5 below) that will be issued by UKCo at the GTECH Merger Effective Date will not form part of the Exchange Ratio.

It is to be noted that, in accordance with the Merger Agreement, following the GTECH Merger and at the IGT Merger Effective Date, each holder of IGT shares will receive, for each share of IGT common stock held, the IGT Consideration.

Moreover, the UKCo shares component of the IGT Consideration is subject to adjustment, that may fluctuate by +/- 15% (collar), based on a mechanism set out in the Merger Agreement, which takes into account the GTECH share market price before the completion of the Transaction and may result in a payment in cash to the shareholders of IGT in the lower part of the collar.

Based on the number of IGT shares of common stock issued as at the date of this Report, the maximum cash disbursement for the payment of the IGT Consideration in the lower part of the collar would be equal to US$3,553,464,887; the maximum number of UKCo shares to be allotted to IGT shareholders would be equal to 44,980,881. Following completion of the Transaction, approximately 79.4% of UKCo’s ordinary share capital will be held by current GTECH shareholders and approximately 20.6% of UKCo’s ordinary share capital will be held by current IGT shareholders (1).

1.4          Conditions precedent

1.4.1       Conditions precedent to the obligation of each of the parties of the Merger Agreement to execute the GTECH Merger and the IGT Merger

The respective obligations of each party of the Merger Agreement to execute the GTECH Merger and the IGT Merger are subject to satisfaction or, if permitted, to the waiver (in writing) at or prior to the Closing Date (as defined in the Merger Agreement) of the following conditions specified in the Merger Agreement:

(i)           the approval of the Merger Agreement and transactions contemplated thereby at the IGT shareholders’ meeting;

(ii)          the approval of the GTECH Merger at the GTECH Extraordinary Shareholders’ Meeting;

(1) Percentages calculated assuming that: (a) for each IGT share, IGT shareholders will receive 0.1819 UKCo shares (without any adjustment to the IGT Consideration on the basis of the collar mechanism); (b) no GTECH shareholders will exercise cash exit rights; and (c) the 1,782,426 treasury shares currently held by GTECH will be kept in the GTECH portfolio and cancelled in the context of the GTECH Merger.

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(iii)         the declaration of effectiveness of the registration statement on Form F-4 (together with any amendments, the “Registration Statement”) by the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 (the “Securities Act”); no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and remaining in effect, and no proceedings for that purpose having been initiated or — to the knowledge of GTECH, UKCo or IGT — threatened by the SEC;

(iv)         UKCo ordinary shares, which are to be allotted and issued to GTECH and IGT shareholders in connection with the GTECH Merger and the IGT Merger, respectively, having been authorised for listing on the New York Stock Exchange (“NYSE”), subject to an official notice of issuance;

(v)          the 60-day period following the date upon which the resolution of the GTECH Extraordinary Shareholders’ Meeting has been registered with the Companies’ Register of Rome having expired or having been earlier terminated pursuant to the posting of a bond by GTECH sufficient to satisfy GTECH’s creditors’ claims, if any, without prejudice to Article 2503 of the Italian Civil Code;

(vi)         (a) the waiting period (and any extensions thereof) applicable to the IGT Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the laws and regulations issued pursuant to this, having expired or been terminated; (b) the Competition Act Clearance, as defined in the Merger Agreement, applicable to the consummation of the Transaction having been received; and (c) the waiting periods and approvals applicable to the consummation of the GTECH Merger and IGT Merger of the Antitrust Laws of Colombia having expired, been terminated or been obtained, as applicable;

(vii)        the Gaming Approvals, as defined in the Merger Agreement (the “Gaming Approvals”), relating to GTECH and IGT, having been obtained and being in full force and effect; provided that, notwithstanding anything to the contrary herein, GTECH may in its sole discretion waive any such Gaming Approval on behalf of both IGT and GTECH, if consummation of the Transaction in the absence of such Gaming Approval would not constitute a violation of applicable law, on the advice of outside counsel reasonably satisfactory to GTECH and IGT; provided that (a) GTECH has confirmed in an irrevocable written notice delivered to IGT that all of the conditions set forth in this Paragraph 1.4.1 and the next Paragraph 1.4.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (as defined in the Merger Agreement), provided that such conditions are reasonably capable of being satisfied), (b) the Closing (as defined in the Merger Agreement) shall occur immediately following any such waiver and (c) no such waiver shall otherwise affect the obligations of GTECH, UKCo and Georgia US set forth in the Merger Agreement;

(viii)       no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order which is in effect and prohibits consummation of the Transaction in accordance with the terms set forth in the Merger Agreement;

(ix)         the order approving the GTECH Merger having been issued by the High Court of England and Wales and having been in full force and effect for at least 21 days; and

(x)          if GTECH or UKCo determines (acting reasonably and in good faith) that a prospectus or equivalent document is required to be prepared by GTECH and/or UKCo in connection with the Transaction, formal approval by the relevant competent authority in respect of such document having been obtained.

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With reference to the condition precedent relating to antitrust laws provided in point (vi) above, on July 29, 2014, GTECH and IGT filed their respective notifications pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the antitrust agencies granted early termination of the applicable waiting period on August 8, 2014. GTECH and IGT filed an advance ruling certificate application pursuant to Section 102 the Competition Act (Canada) (the “Competition Act”) on August 21, 2014, and premerger notifications pursuant to Section 114 of the Competition Act on August 27, 2014. The relevant waiting period under the Competition Act expired on September 26, 2014. On September 15, 2014, GTECH and IGT received notification from the competition authorities in Colombia of closing of the review of the Transaction.

Save for the aforesaid, the Transaction is not subject to further antitrust approvals.

1.4.2       Conditions precedent to the obligation of each of GTECH, UKCo and Georgia US to execute the GTECH Merger and the IGT Merger

The obligation of GTECH, UKCo and Georgia US to effect the GTECH Merger and the IGT Merger is subject to the satisfaction, or waiver (in writing), of each of the following additional conditions at or prior to the Closing Date (as defined in the Merger Agreement):

(i)           the representations and warranties of IGT, as set forth in the Merger Agreement, being true, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)          IGT having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement);

(iii)         GTECH having received a certificate signed by an executive officer of IGT on behalf of IGT as to the satisfaction of the conditions set out under (i) and (ii) of this Paragraph 1.4.2.

In addition, the GTECH Merger is subject to the condition precedent that the Merger Agreement is not terminated by GTECH or IGT under the terms of the Merger Agreement and, in particular, that GTECH does not terminate the Merger Agreement following the exercise of cash exit rights by the shareholders of GTECH representing over 20% of the ordinary shares issued by GTECH at the date of signing of the Merger Agreement.

1.4.3       Conditions precedent to the obligation of IGT to execute the IGT Merger

The obligation of IGT to effect the IGT Merger is subject to the satisfaction, or waiver (in writing), of each of the following additional conditions at or prior to the Closing Date (as defined in the Merger Agreement):

(i)           the representations and warranties of GTECH, as set forth in the Merger Agreement, being true, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)          GTECH, UKCo and Georgia US having performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement);

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(iii)         IGT having received a certificate signed by an authorized officer of GTECH on behalf of GTECH as to the satisfaction of the conditions set out under (i) and (ii) of this Paragraph 1.4.3; and

(iv)         IGT having received an opinion of a law firm of international standing provided by GTECH confirming that the GTECH Merger and any related transactions, including the issue of shares in favour of the relevant shareholders, excluding any withdrawal from GTECH: (a) will be tax neutral for GTECH shareholders for the purposes of the EU Council Directive 90/434 of 23 July 1990, as implemented in Capo III and Capo IV, Titolo III, of the Italian Presidential Decree No. 917 of 22 December 1986, as amended; (b) will not trigger any Italian Taxes, as defined in the Merger Agreement, for UKCo, GTECH (except for the Italian exit tax which, based on estimates as at the date of the Merger Agreement and representations of GTECH, should not exceed 50 million Euros), IGT or their shareholders (on the assumption that they are not resident in Italy or operate through a permanent Italian establishment), and will not reasonably expose GTECH, UKCo or their shareholders to material future tax liabilities in Italy in respect of the GTECH Merger, and in the case of tax claims the risk that the tax authorities could succeed is remote; and (c) will not trigger any United Kingdom Taxes (as defined in the Merger Agreement) for UKCo, GTECH, IGT or their shareholders.

1.4.4       Satisfaction or waiver of conditions precedent

Satisfaction or waiver of the conditions set out in Paragraphs 1.4.1, 1.4.2 and 1.4.3 above will be evidenced between the administrative bodies of each merging company in a written statement to be addressed by the GTECH Board to the UKCo administrative body and vice versa, subject (as the case may be) to prior approval by the GTECH Extraordinary Shareholders’ Meeting, if required.

The companies participating in the Transaction will announce to the market any relevant information about satisfaction of or failure to satisfy the above conditions or, if permitted, waiver thereof, in accordance with applicable laws and regulations.

1.4.5       Pre-merger formalities related to the GTECH Merger

In addition to the foregoing, the GTECH Merger cannot be completed until:

(i)           a declaration has been received from the Court of Rome, declaring that no creditor has opposed the GTECH Merger under Article 2503 of the Italian Civil Code or, in case of any opposition proposed within 60 days from the date of registration with the Register of Companies of Rome of the resolution of approval of the GTECH Merger Terms at the GTECH Extraordinary Shareholders’ Meeting, a deposit with a bank of the amount required to satisfy possible claims by creditors of GTECH who might have opposed the GTECH Merger, without prejudice to the provisions under Article 2503 of the Italian Civil Code; and

(ii)          delivery by the Italian public notary selected by GTECH and the competent UK Court of the pre-merger compliance certificate; such certificate being the pre-merger compliance certificate within the meaning of EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005 on cross-border mergers of limited liability companies and of Article 11 of the Decree 108/08 and Regulation 6 of UK Regulation.

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1.5                              Special Voting Shares

At the GTECH Merger Effective Date, UKCo will issue, in addition to the ordinary shares to be allotted and issued pursuant to the Exchange Ratio, a number of special voting shares with a nominal value of US$0.000001 each (the “Special Voting Shares”) equal to the total amount of UKCo ordinary shares issued pursuant to the GTECH Merger and the IGT Merger, which will be issued to a nominee (the “Nominee”), pursuant to a loyalty scheme for UKCo shareholders. According to such scheme, shareholders of UKCo that maintain the ownership of UKCo ordinary shares for a continuous period of three years, subject to the terms and conditions specified in the articles of association to be adopted by UKCo upon the GTECH Merger (the “Post-GTECH Merger Articles”), attached to the GTECH Merger Terms, and in the terms and conditions of the loyalty scheme relating to such Special Voting Shares (the “Loyalty Plan”), may elect to receive the right to direct the exercise of votes attaching to an equal number of Special Voting Shares (such persons being “Entitled Shareholders”).

The Nominee will vote the Special Voting Shares (i) at the direction of any Entitled Shareholders and (ii) in respect of all other Special Voting Shares held by it, in accordance with the outcome of UKCo’s general meeting. Accordingly, until the right to direct the exercise of votes attaching to the Special Voting Shares is elected by Entitled Shareholders after the applicable 3-year continuous holding period as provided for in accordance with the Post-GTECH Merger Articles and in the Loyalty Plan, the Nominee will exercise the votes attaching to the Special Voting Shares in accordance with the outcome of UKCo’s general meeting.

The characteristics of Special Voting Shares are specified in the Post-GTECH Merger Articles; in broad terms, the Special Voting Shares (i) do not carry economic rights (except an amount of US$1 in aggregate on a return of capital on a winding up); (ii) carry 0.9995 votes per Special Voting Share; (iii) may not be transferred other than in accordance with the provisions of the Post-GTECH Merger Articles and the Loyalty Plan; and (iv) may be purchased or redeemed by UKCo and may be subject to reduction in accordance with the provisions of the Post-GTECH Merger Articles. In addition, Entitled Shareholders must direct the exercise of votes attaching to each of their Special Voting Shares in the same way as they exercise the vote attaching to the associated ordinary share.

For the sake of clarity, the Special Voting Shares shall neither constitute part of the Exchange Ratio nor shall be granted to GTECH or IGT shareholders at the GTECH Merger Effective Date or the IGT Merger Effective Date. UKCo shareholders may elect to participate in the Loyalty Plan only after the aforesaid continuous holding period of UKCo ordinary shares.

1.6                              Publicly available documents

The GTECH Merger Terms have been approved by the Board of Directors of GTECH and by the Board of Directors of UKCo on October 1, 2014.

The GTECH Merger Terms will be submitted to the approval of the extraordinary shareholders’ meeting of GTECH and to the approval of the shareholders’ meeting of UKCo, the sole voting shareholder of which is GTECH.

In addition to this Report, with reference to the Transaction and pursuant to Article 2501-septies of the Italian Civil Code, and Article 70, para. 1, of the Issuers’ Regulation, the following documents will be published in accordance with applicable laws and regulations on the GTECH website (www.gtech.com) and deposited and made available, for inspection by entitled persons, at the GTECH registered office in Rome, Viale del Campo Boario 56/D:

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(i)                                    The GTECH Merger Terms;

(ii)                                 the report of the Board of Directors of UKCo;

(iii)                              the report of Grant Thornton UK LLP — as independent expert appointed upon joint request of GTECH and UKCo to the High Court of England and Wales, pursuant to Regulation 9 of the UK Regulations and Article 9 of the Decree 108/08 — relating to the Exchange Ratio;

(iv)                             the financial statements of GTECH for the six-month period ended on June 30, 2014, together with the limited review report issued by PricewaterhouseCoopers, and the financial statements of UKCo for the period ended on August 31, 2014, pursuant to Article 2501-quater of the Italian Civil Code and Article 7(2)(1) of the UK Regulations;

(v)                                the 2011, 2012 and 2013 consolidated and stand-alone yearly financial statements of GTECH, together with the relevant management reports and the audit reports issued by Reconta Ernst & Young; with reference to UKCo, no yearly financial statements are made available since, as of the date of this Report, the first fiscal year is not closed yet.

GTECH will also publish on a voluntary basis an information document in accordance with the scheme provided by Article 70, para. 6, of the Issuers’ Regulation at least 15 days before the date of the extraordinary shareholders’ meeting of GTECH called to resolve upon the GTECH Merger Terms.

1.7                              Companies participating in the GTECH Merger

1.7.1                    GTECH S.p.A.

•                                Joint stock company (società per azioni) incorporated under the laws of Italy;

•                                registered office in Viale del Campo Boario 56/D, Rome (Italy);

•                                share capital: authorised up to an amount equal to Euro 190,502,053.00, issued and fully paid for an amount equal to Euro 174,951,075.00 divided into 174,951,075 ordinary shares with a nominal value of Euro 1.00 each, listed on the MTA;

•                                VAT, tax and registration number with the Companies’ Register of Rome: 08028081001;

•                                subject to direction and coordination by De Agostini S.p.A.

1.7.2                    Georgia Worldwide Plc

•                                Public company limited by shares incorporated under the laws of England and Wales;

•                                registered office situated at 6th Floor, 11 Old Jewry, London EC2R 8DU, United Kingdom;

•                                share capital equal to £50,001, fully paid up, divided into 1 ordinary share with a nominal value of £1.00 (the “Subscriber Share”) and 50,000 Sterling non-voting shares with a nominal value of £1.00 each;

•                                company number with the Registrar of Companies of England and Wales: 9127533.

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The Subscriber Share is held by GTECH and the 50,000 Sterling non-voting shares are held by Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited, the “Sterling Shareholder”). The Sterling Shareholder has been appointed pursuant to an administration agreement which, amongst other things, governs the terms upon which the Sterling non-voting shares will be held.

Prior to the GTECH Merger Effective Date, the UKCo directors and/or GTECH (as shareholder) are expected to pass certain resolutions in order to, among other matters, authorize UKCo directors to carry out the actions required of UKCo in relation to the Transaction including: (i) the authority for the directors of UKCo to allot and issue, inter alia, (a) ordinary shares to be issued to GTECH shareholders and IGT shareholders who are entitled to receive UKCo shares pursuant to the Transaction; (b) Special Voting Shares (as described in Paragraph 1.5 above), (c) ordinary shares for the purposes of the stock plans that, further to the completion of the Transaction, will be referenced to UKCo ordinary shares and (d) ordinary shares for the purposes of certain conditions of the non-convertible securities, issued by GTECH, entitled “750,000,000 Subordinated Interest-Deferrable Capital Securities due 2066”, which will be assumed by UKCo as of the GTECH Merger Effective Date; (ii) the approval of the UKCo reduction of capital following the GTECH Merger Effective Date in order to create distributable reserves (if applicable); (iii) the authority for the directors of UKCo to enter into certain off-market buyback contracts.

At the GTECH Merger Effective Date, UKCo will maintain its registered office in the United Kingdom, thus remaining a company subject to the laws of England and Wales. The company name of UKCo — currently “Georgia Worldwide PLC” — and/or the registered address (provided that the registered office will remain in the United Kingdom) may be changed before the GTECH Merger Effective Date by a resolution of the UKCo Board of Directors and notice given to the Registrar of Companies of England and Wales, pursuant to the current UKCo Articles and the applicable law. Shareholders, creditors and other interested parties will be informed about the new name and/or new registered address through publication on the corporate website of GTECH.

2                                        VALUES ASSIGNED TO DETERMINE THE EXCHANGE RATIO

2.1                              Introduction

The Board of Directors of GTECH determined the Exchange Ratio after first conducting a valuation of the companies taking part in the GTECH Merger, and considering the anticipated nature and size of UKCo on the GTECH Merger Effective Date.

Furthermore, with regard to the Transaction in the context of which the GTECH Merger is taking place, and, specifically, to the effects on UKCo that will be determined immediately after the completion of the GTECH Merger, the completion of the IGT Merger and the payment of the IGT Consideration to IGT shareholders, the Board of Directors also considered it appropriate to conduct a comparative valuation of the companies taking part in the Transaction, considering the specific characteristics of the Transaction itself and the theoretical effects that it could have on UKCo’s economic value.

In conducting the valuations, the GTECH Board of Directors was assisted by financial advisor Credit Suisse Securities Europe Limited, which also issued a fairness opinion regarding the fairness from a financial viewpoint of the Exchange Ratio in connection with the Transaction.

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2.2                              Approach and valuation methodologies

The Exchange Ratio was determined after having conducted valuations of the companies taking part in the GTECH Merger, and having regard to the anticipated nature and size of UKCo on the GTECH Merger Effective Date. More specifically, as (a) this is a cross-border reverse merger of GTECH into a wholly-controlled company with a subscribed and paid-up share capital of £50,001, divided into: 1 ordinary share held by GTECH and 50,000 sterling non-voting shares, each with a nominal value of £1.00, and (b) UKCo will have no material economic value immediately before the GTECH Merger Effective Date, there will be a substantial continuity in the values of GTECH into UKCo, without dilutive effects for GTECH shareholders.

Having said this, with reference to the GTECH Merger, for the purpose of the valuations of the companies taking part in the broader Transaction, the valuation methodologies of the economic capital of GTECH and IGT were chosen taking into account the specific characteristics of the sectors in which the companies operate, their activities, their status as listed companies and the objectives of the valuation itself, in accordance with the criteria commonly used in corporate finance, as well as by applying the methodologies normally adopted in transactions involving the integration of different economic entities.

In the specific context of company valuations for mergers or integrations, the main objective is to estimate the “relative” values of the companies’ economic capital, and these values should not therefore be assumed with reference to contexts other than that in which the Transaction is taking place. Generally, the principle underlying company valuations used to determine if exchange ratios are appropriate consists of homogenizing analysis and estimated criteria for the companies taking part. This involves selecting criteria and methods that follow the same valuation logic and that are most appropriate for the companies being valued, but which nevertheless take into account the differences between them, in order to propose comparable and consistent values that allow the appropriateness of the exchange ratio to be determined.

For the purpose of the analysis to determine the valuation of GTECH and IGT, the companies were considered on a stand-alone basis and as going concerns, thereby leaving aside any potential economic or financial impact that could be generated by the Transaction.

In the case in question, the methods used by the Board of Directors to value GTECH and IGT were the Discounted Cash Flow (“DCF”) and the trading multiples of comparable companies. Other valuation methods were also used purely for information purposes, such as market trading prices and an analysis of financial analysts’ target prices, as well as an analysis of the implied multiples paid in similar and comparable transactions.

In light of the above and having determined the stand-alone valuations of the companies, the Board of Directors verified that the Exchange Ratio was appropriate, based on the theoretical value of UKCo’s economic capital and the relative value implicit in UKCo shares, upon completion of the Transaction, assuming the exchange ratio of one ordinary UKCo share for each ordinary GTECH share.

In calculating the theoretical value of UKCo’s economic capital, and the relative implicit price per share, the specific characteristics of the Transaction and the theoretical effects that the Transaction could have on the economic value of the companies taking part therein, and particularly UKCo, were considered. These effects mainly relate to the impact resulting from the increase in financial debt for UKCo necessary to pay IGT shareholders the amount due in cash for IGT shares, as well as the potential economic, financial and tax benefits resulting from the integration of the companies with UKCo. In addition, certain effects were taken into consideration which, although not certain, could occur in relation to the Transaction, particularly the exercise of cash exit rights by GTECH

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shareholders (see Section 10 below), the potential impact resulting from the increase in the cash component in the payment for ordinary IGT shares by UKCo compared with the component settled in UKCo shares owing to a possible adjustment due to the collar mechanism.

In order to value GTECH and IGT on a stand-alone basis and calculate the theoretical value of UKCo’s economic capital and the related implicit price per share, ranges of values were determined for each valuation methodology, whose upper and lower extremes were labeled “Low” and “High” respectively.

For the sake of completeness of its analysis, the Board of Directors also considered, for the purposes of the GTECH Merger, the valuation of GTECH and UKCo on a stand-alone basis, without taking into account the theoretical effect of the Transaction on the economic value of UKCo.

2.3                              Description of valuation methods

DCF methodology

The DCF methodology was adopted in order to calculate the operating cash flows that the companies could generate in the future, taking into account their specific characteristics in relation to profitability, growth, risk level, capital structure and expected investment level.

Based on this method, a company’s economic capital is calculated as the sum of (a) the current value of unlevered operating cash flows expected over the life of a medium- to long-term explicit forecast plan, and in general, (b) the company’s residual value at the end of the explicit forecast period of the cash flows (“terminal value”), net of (c) net financial debt, any value of interests held by third parties and making adjustments for any non-operating assets. The present value of cash flows is usually obtained through the weighted average cost of capital (“WACC”), calculated as the weighted average of cost of equity capital and the cost of debt capital, net of tax effect. The cost of equity is usually estimated using the Capital Asset Pricing Model (“CAPM”).

Comparable companies trading multiples analysis

The comparable companies trading multiples method assumes that a company’s value may be determined using information provided by the market with reference to companies with similar characteristics. Specifically, according to the multiples method, a company’s value may be calculated based on the valuation that the market assigns to comparable companies, expressed as a ratio between the “Enterprise Value” or market capitalization, and certain reference financial indicators (e.g. EBITDA or net profit).

To apply this method, the sample of comparable companies must be determined, as well as the multiples that are best adapted to the characteristics of the companies being analyzed, and the purpose of the analysis itself. Once the multiples for comparable companies have been calculated, and an appropriate range has been identified, this range must be used to calculate the value of the company in question by multiplying it by the relevant financial indicators.

A more accurate valuation of a company’s economic capital is obtained if the companies included in the sample have similar characteristics to the company being analyzed, the type of multiple used reflects the specific nature of the sector and the objective of the analysis, and the multiples of the companies included in the sample are constructed and adjusted coherently and homogenously.

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Analysis of trading prices

Market price analysis enables a company’s economic value to be identified with the value attributed to it by the stock market where the company’s shares are traded.

This methodology consists of valuing the company’s shares based on the market price on a certain date, or the average price of the shares registered in the stock market in which the shares are traded over a certain time period.

Specifically, the choice of the time period over which to calculate the average prices must be fairly balanced between the mitigation of any short-term volatility (for which a longer time horizon would be preferable) and the need to reflect the most recent market conditions and the current situation of the company being valued (for which only recent prices should be taken into consideration).

Furthermore, the chosen time period should only include prices that are not influenced by news on the potential transaction in the context of which the valuation is being conducted, or other information which could generate a distortive effect (prices defined as “unaffected”).

Analysis of analysts’ target prices

The methodology consists of analyzing the target prices and recommendations contained in the research of analysts who cover the securities being valued. These prices must be adjusted to reflect solely the stand-alone valuation of the companies being analyzed and not also the effects of announced or potential extraordinary transactions.

Analysis of comparable transactions multiples

The comparable transactions multiples method follows the same logic as the comparable companies trading multiples method. The identification of the multiple to be applied to the relevant financial indicators of the company being valued is calculated as the ratio between the price paid or the implied Enterprise Value and the relevant reference financial indicator. Unlike market multiples, the reference financial indicator is based solely on the latest available historical data and not on future estimates.

In selecting the previous transactions, the analysis must take into consideration, among other things, the industrial and commercial sectors in which the companies are active, the characteristics of the acquiring company, the shareholding to be acquired, payment methods and price adjustment mechanisms, as well as the competitive nature of the acquisition process.

3                                        ESTABLISHED EXCHANGE RATIO AND CRITERIA FOR ITS DETERMINATION

3.1                              Introduction

The GTECH Merger will be conducted through the cross-border merger of GTECH into UKCo with the issue to GTECH shareholders of UKCo shares, based on the Exchange Ratio established.

As part, and in continuity, of the Transaction, and immediately following the GTECH Merger, the IGT Merger will be completed, through the merger of GTECH US (a company wholly-owned by UKCo) into IGT, at the same time as the issue of UKCo shares to IGT shareholders for the component of the purchase price for their shares not settled in cash.

Given that, based on the Exchange Ratio, GTECH shareholders will receive one ordinary UKCo share for each ordinary share of GTECH held, the GTECH Board of Directors conducted the valuations of

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GTECH and IGT within the context of the overall Transaction in order to calculate the potential theoretical value of UKCo’s economic capital and the relative implicit value per share, so as to be able to determine if the proposed exchange ratio is appropriate. In determining the value of UKCo’s economic capital and the relative implicit value per share, the effect of the specific characteristics of the Transaction and the effects that the Transaction could have on the economic value of the companies taking part therein, and of UKCo in particular, were also taken into consideration.

3.2                              Application of the selected valuation methods

DCF

The DCF analysis for GTECH and IGT was conducted in order to determine the fundamental valuation of the two companies, calculating the present value of operating cash flows that the Companies could generate in the future.

The methodology was applied to the GTECH and IGT business plans, as prepared by GTECH’s management. These business plans provide an explicit forecast period for operating cash flow for the years from 2014 to 2018; a terminal value was also estimated for both Companies after the years covered by the explicit forecasts of the respective business plan, based on expected normalized cash flow.

The WACC range for the valuation of GTECH and IGT was constructed as the central value resulting from the application of the CAPM. To determine the economic capital, the Enterprise Value was adjusted for the Companies’ latest net financial debt, along with other adjustments (i.e. minority interests and non-operating items). In the case of GTECH, the Enterprise Value was adjusted to take into account the estimated cost to renew the “Gratta e Vinci” (“Scratch & Win”) concession to be sustained beyond the explicit forecast horizon of the operating cash flows.

Application of market multiples

The market multiples method is based on the application of amounts obtained through the analysis of comparable companies (multiples) to certain financial parameters of the companies being valued.

Two different samples were used for GTECH and IGT, which better reflected the specific characteristics of the companies and the sectors in which they operate, specifically:

•                                          for GTECH, the sample includes selected operators in the lottery business (Intralot, Opap, Tatts Group, Tabcorp, Scientific Games) and the sale of gaming machines (Aristocrat, Bally, Multimedia Games, IGT);

•                                          for IGT, the sample includes Aristocrat, Bally, Multimedia Games and Scientific Games. The sample used for IGT only includes selected operators mainly active in the gaming machines sector, as they are more representative of IGT’s business model.

As the main but not exclusive methodology, the EV/EBITDA and EV/(EBITDA net of fixed investment) were used as a multiplier of the companies in the sample, having as reference the financial estimates relating to the year 2015.

The range of values was determined taking into account a sensitivity analysis based also on the average multiplier of the companies in the sample.

The data for the calculation of the multipliers of the companies in the sample were taken from financial analysts’ consensus forecasts, financial statements and company data.

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Other methodologies

In addition to the main methodologies, other methods used for purely information purposes are also shown below.

Analysis of trading prices: the application of this method led to the definition of a range based, for GTECH, on the minimum and maximum value of the share price over a time period of 12 months up to June 13, 2014 (the last trading day before GTECH issued a press release announcing that it was engaged in preliminary, exploratory discussions as part of a process regarding a potential transaction with IGT). For IGT, the share price was determined based on the minimum and maximum values up to June 6, 2014; it was considered that after June 6, 2014, the share price was affected by rumors and press releases relating to a potential strategic operation regarding IGT.

Analysis of financial analysts’ consensus forecasts: the recommendations and target prices of analysts who publish research on GTECH and IGT were examined.

Analysis of implied multiples paid in comparable companies transactions: an analysis was conducted using this methodology, but the results were considered to be of little significance given the low number of comparable transactions and their nature.

3.3          Calculation of the Exchange Ratio

The GTECH Board of Directors decided to propose an exchange ratio of one ordinary UKCo share for every ordinary GTECH share.

In order to assess whether the Exchange Ratio was appropriate within the context of the Transaction, the Board of Directors also compared the value of GTECH shares with the theoretical value of UKCo shares resulting from the Transaction, taking into account all the potential effects generated by and resulting from the integration of GTECH, IGT and UKCo.

For the valuation of UKCo’s Enterprise Value resulting from the Transaction, the DCF was used as the reference methodology, supported and verified by the results of the comparable companies’ trading multiples methodology.

With regard to the valuation of UKCo’s Enterprise Value based on DCF, the Low and High cases were constructed by adding together the Enterprise Value of GTECH and IGT on the basis of the DCF in the Low and High cases respectively. The DCFs of GTECH and IGT in the Low and High cases assume different valuation hypotheses as regards the WACC and the long-term growth rate “g”. To determine UKCo’s Enterprise Value, the potential economic, financial and tax benefits that could be generated in the future by the integration of GTECH, IGT and UKCo, net of the costs to be sustained to carry out this integration, were also taken into consideration.

Starting from UKCo’s Enterprise Value, the theoretical value of UKCo’s economic capital resulting from the Transaction was then defined, by subtracting the following items: (a) net financial debt and other items (i.e. minority interests and non-operating items) of GTECH and IGT; (b) the amount of the purchase price for IGT shares paid in cash; (c) the Transaction costs. Sensitivity analyses were conducted for prudential reasons. In particular, in conducting these analyses, the impact that could result from the potential exercise of cash exit rights by GTECH shareholders (see Section 10 below) and any other potential financial costs relating to the potential impact of the collar on the form of payment of the amount due to IGT shareholders were considered.

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As regards cash exit rights, a maximum limit of 20% of the total number of GTECH shares outstanding was assumed, taking into account the provisions of the Merger Agreement.

The theoretical value of UKCo’s economic capital was finally used to calculate the implicit theoretical price of UKCo shares resulting from the Transaction and the related integration of UKCo with GTECH and IGT. UKCo shares post-Transaction were calculated:

(i)            by adding together (a) the number of UKCo shares issued by UKCo on the basis of the assumed Exchange Ratio, and (b) the number of UKCo shares being issued to IGT shareholders for the portion of the IGT Consideration not settled in cash; and

(ii)           by subtracting from this sum any shares bought back to satisfy GTECH shareholders who exercised cash exit rights (assuming that all shares are purchased by GTECH, not by other shareholders or third parties).

The same analytical procedure was adopted in the valuation of UKCo’s Enterprise Value with the support methodology, that is using market multiples to determine the Enterprise Values of GTECH and IGT.

In particular, market multiples were analyzed using EV/EBITDA and EV/(EBITDA net of fixed investment) multiples, taking as a reference the financial indicators expected in the year 2015 and conducting sensitivity analyses on the level of the potential exercise of cash exit rights by GTECH shareholders (i.e. up to 20% of the GTECH issued share capital) and assuming different impacts resulting from the collar mechanism. It should be noted that in determining the theoretical value of UKCo’s economic capital and the theoretical implicit price of UKCo shares, the valuation of potential economic, financial and tax benefits which could be generated in the future by the integration of GTECH, IGT and UKCo, net of the integration costs to be incurred to conduct this integration, was made using the DCF methodology.

For the sake of completeness of its analysis, the Board of Directors also subsequently considered, for the purposes of the GTECH Merger, the valuation of GTECH and UKCo without taking into account the theoretical effect of the Transaction on the economic value of UKCo.

The tables below set out:

(i)            the relative contribution of GTECH and UKCo based on the main valuation methodologies and assuming that both GTECH and UKCo are valued as stand-alone entities

(ii)           the Net Asset Value for both GTECH and UKCo.

	GTECH		UKCo		GTECH		UKCo
Primary valuation	Equity Value (€bn)		Equity Value (€bn)		relative contribution		relative contribution
methodologies	Low	High	Low	High	Low	High	Low	High
DCF	3.4	4.6	0.0	0.0	100.0%	100.0%	0.0%	0.0%
EV /EBITDA	2.9	4.0	0.0	0.0	100.0%	100.0%	0.0%	0.0%
EV /(EBITDA - Capex)	3.0	4.6	0.0	0.0	100.0%	100.0%	0.0%	0.0%

Assuming UKCo valuation of £50,001 and converted in € based on £ / € exchange rate of 0.7948

	GTECH	UKCo
Net asset value (€bn)	2.2	0.0

Assuming UKCo valuation of £50,001 (converted in € at £ / € exchange rate of 0.7948) on the basis of 50,001 shares and a value of £1 per share

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The overall valuation analyses on GTECH, IGT and UKCo carried out by the Board of Directors of GTECH have reassured the Board of Directors with regard to the appropriateness of the Exchange Ratio of one ordinary UKCo share for each ordinary GTECH share in the context of the Transaction.

3.4          Difficulties and limits encountered in the valuation analysis

Pursuant to Article 2501-quinquies of the Civil Code, there were no difficulties encountered in the valuation conducted for the purpose of determining the Exchange Ratio.

In the context of the valuations conducted in respect of the Transaction and on the companies taking part therein, in order to conduct the valuation analysis described in the paragraphs above, the following were taken into consideration: (a) the particular characteristics of the companies taking part in the Transaction, and (b) the typical critical issues that result from the application of the valuation methods adopted.

In particular:

(i)            certain valuation methodologies, including the DCF and comparable companies trading multiples, were applied using economic and financial estimates relating to future years that were prepared by the management of the companies. These estimates largely depend on macroeconomic assumptions, the outlook and the regulatory and concessionary framework in which GTECH and IGT operate, and are therefore by their very nature subject to a degree of risk and uncertainty;

(ii)           the analyses conducted assume that the current regulatory framework in which GTECH and IGT operate presents business continuity requirements with respect to the past, and will not be changed as a consequence of the Transaction;

(iii)          the market multiples analysis is based on a sample of companies operating in the gaming sector. The GTECH Board of Directors believes that this sample represents the best possible reference benchmark in terms of comparison. However, each company considered has a specific nature, and none of the companies in the sample can be considered fully comparable to the companies being valued. The same considerations also apply to the analysis of comparable transactions where, in addition to the specific features of the companies, the distinctive characteristics of each transaction must be considered;

(iv)          the analysis of market prices presents intrinsic problems relating both to the underlying assumption that the market is sufficiently liquid and efficient, and to price volatility. Furthermore, the prices of the companies being analyzed could also be influenced by events unrelated to the companies themselves;

(v)           the analysis of the theoretical value of UKCo’s economic capital and the theoretical implicit price of UKCo shares also takes into account the potential economic, financial and tax benefits that could be generated in the future by the integration of GTECH, IGT and UKCo, net of the integration costs to be incurred to conduct this integration; the size and timing of this integration, and the way GTECH management expects it to take place, are subject to integration risks typical of operations of this nature;

(vi)          the Transaction is marked by uncertainties beyond the external macroeconomic environment or future estimates, but which may have a significant economic and financial impact, for example the impact of the cash exit rights;

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(vii)         the above does not take into account any events subsequent to the analyses reference date.

4                                        ALLOCATION OF SHARES OF UKCO TO THE SHAREHOLDERS OF GTECH AND IGT AND DATE OF ENTITLEMENT TO PROFITS

Following the completion of the GTECH Merger, all GTECH shares currently outstanding, including any treasury shares held by GTECH, will be cancelled in accordance with applicable law provisions. Upon such cancellation, UKCo, at the GTECH Merger Effective Date and on the basis of the Exchange Ratio, will allot and issue one UKCo ordinary share (with a nominal value of US$0.10 each) for each outstanding GTECH ordinary share (with a nominal value of Euro 1.00 each), save for any treasury shares held by GTECH, which therefore shall be cancelled without exchange.

For the sake of completeness, at the GTECH Merger Effective Date, (i) the Subscriber Share will be acquired for nil consideration and cancelled by UKCo immediately prior to the issuance of ordinary shares and Special Voting Shares pursuant to the GTECH Merger, and (ii) the 50,000 Sterling non voting shares will continue to be held by the Sterling Shareholder.

The UKCo ordinary shares being allotted and issued in connection with the Transaction will be admitted to listing on the NYSE, subject to the completion of the Transaction, and will be allotted and issued in dematerialized form and delivered to the shareholders of GTECH and IGT through the centralized clearing system with effect from the GTECH Merger Effective Date and the IGT Merger Effective Date, respectively. Additional information on the conditions and procedure for the allotment of UKCo ordinary shares shall be announced to the market by way of a notice published on the GTECH website (www.gtech.com), and on the newspaper “Il Sole 24Ore”.

GTECH shareholders will not incur any out-of-pocket costs in relation to the allotment of UKCo shares.

Both the UKCo ordinary shares issued and allotted for the purposes of the Exchange Ratio, and the UKCo ordinary shares issued and allotted to IGT shareholders as payment of (the non-cash component of) the IGT Consideration will carry the entitlement to participate in any profits that may be distributed by UKCo from 1 January of the fiscal year of the GTECH Merger Effective Date. It is expected that such shares will be entitled to profits as from 1 January 2015.

5                                        EFFECTS OF THE GTECH MERGER ON THE FINANCIAL STATEMENTS OF UKCO AND EFFECTIVE DATES OF THE MERGERS

In accordance with Articles 4 and 15, para. 3, of the Decree 108/08 and the UK Regulations and subject to the execution of the pre-merger formalities of the GTECH Merger and the satisfaction or waiver, if permitted, of the conditions precedent set forth in the Merger Agreement, the GTECH Merger will become effective from the date which will be fixed by the High Court of England and Wales, with its order as competent English authority.

At the GTECH Merger Effective Date, GTECH will cease to exist and UKCo will assume any and all assets and liabilities, rights, obligations and other legal relationships of GTECH (as resulting following the Italian Reorganisation), save for any shares held by GTECH in UKCo, which will be cancelled as of the GTECH Merger Effective Date.

The financial information in relation to the assets, liabilities and other legal obligations of GTECH will be reflected in the accounts and other financial reports of UKCo as of the GTECH Merger Effective

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Date, that is the date of issuance of the shares for the purpose of the GTECH Merger, and, accordingly, the accounting effects of the GTECH Merger will be recognized in UKCo’s accounts from such date and transactions of GTECH will be treated as transactions of UKCo for accounting purposes from such date for the purposes of the separate financial statements, and from 1 January of the period prior to the merger, for the purposes of the consolidated financial statements.

It is expected that UKCo will prepare its consolidated financial statements in accordance with the International Financial Reporting Standards (hereinafter “IFRS”), which meet the requirements applicable for a Foreign Private Issuer (FPI) with shares listed on the NYSE. UKCo’s consolidated IFRS financial statements will be prepared under the predecessor-value method, i.e. using GTECH predecessor book values. In fact, the first consolidated financial statements of UKCo will present comparative information derived from GTECH’s consolidated financial statements., although UKCo had not yet been constituted during that period, and include GTECH predecessor book values for the current period, except for the composition of the shareholders’ equity, which will reflect the legal set up of the Transaction. It should be noted that should UKCo decide to adopt US GAAP in the future for the preparation of consolidated financial statements, the accounting treatment of GTECH Merger discussed above would not change.

In addition, UKCo will have to prepare financial statements in order to meet the UK requirements. In accordance with UK company law, UKCo will apply IFRS as adopted by the European Union (hereinafter “EU-IFRS”) in the preparation of its first statutory separate financial statements for the period ending 31 December 2015. In accordance with EU-IFRS, assets, liabilities and other legal relations of GTECH will be recognized at the date of issue of the relevant shares in the GTECH Merger, under the predecessor-value method. In addition, UKCo may not be obliged to prepare consolidated financial statements for UK legal purposes if it meets the exemption requirements; however should UKCo prepare consolidated EU-IFRS financial statements, the accounting treatment of the GTECH Merger discussed above would not change.

Pursuant to the Nevada Revised Statutes (“NRS”) and subject to the execution of the pre-merger formalities of the IGT Merger and the satisfaction or waiver, if permitted, of the conditions precedent set forth in the Merger Agreement, the IGT Merger will become effective from the date of filing with the Secretary of State of the State of Nevada of the articles of merger (the “Articles of Merger”), in accordance with the NRS (the “IGT Merger Effective Date”). Pursuant to the Merger Agreement, the IGT Merger will be effective immediately after the GTECH Merger, or at such later date permitted under the NRS as is agreed in writing between the parties and specified in the Articles of Merger. At the IGT Merger Effective Date, Georgia US will be merged by in corporation into IGT and IGT will become a wholly owned subsidiary of UKCo.

Pursuant to the Merger Agreement, the Mergers will be completed within the third business day following the satisfaction or waiver of all the conditions precedent to the Mergers, or on such other date agreed in writing by GTECH and IGT.

It is expected that the GTECH Merger Effective Date and the Merger IGT Effective will fall during the first six months of 2015.

6             ACCOUNTING TREATMENT APPLICABLE TO THE TRANSACTION

GTECH prepares its consolidated financial statements in accordance with EU-IFRS, while IGT prepares its consolidated financial statements under US GAAP.

On completion of the Transaction, UKCo will prepare (i) consolidated financial statements in accordance with IFRS given that its ordinary shares will be listed on the NYSE, and (ii) separate

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financial statements in accordance with EU-IFRS, given that, as previously indicated, UKCo will have its registered office in the UK. As discussed above, if UKCo does not meet the exemption requirements it will also be obliged to prepare consolidated financial statements for UK regulation purposes.

In accordance with IFRS and EU-IFRS, and in particular, with IFRS 3 — Business Combinations, GTECH Merger qualifies as a reverse merger and, as previously indicated, will be accounted for using the predecessor-values method. Therefore, the first consolidated financial statements of UKCo will present comparative information derived from GTECH’s consolidated financial statements., although UKCo had not yet been constituted during that period, and include GTECH predecessor book values for the current period, except for the composition of shareholders’ equity, which will reflect the legal set up of the Transaction. In the UKCo’s separate financial statements prepared to meet the UK requirements, assets, liabilities and other legal relations of GTECH will be recognized at the date of issue of the relevant shares in the GTECH Merger, using GTECH predecessor book values.

In accordance with IFRS and EU-IFRS, and in particular, with IFRS 3 — Business Combinations, IGT Merger qualifies as the acquisition of IGT by UKCo. In particular, on the date at which control over IGT is acquired, the identifiable assets acquired and liabilities assumed will be recognized in UKCo’s consolidated financial statements at fair value. The difference between the acquisition consideration and the net fair value at the acquisition date of the identifiable assets acquired and liabilities assumed, net of any non-controlling interest in the IGT group, if positive shall be recognized as goodwill, or if negative will be recognized in the consolidated income statement. The acquisition consideration is defined as the sum of the acquisition date fair values of the assets transferred, the liabilities incurred by UKCo to former owners of IGT and any equity instruments issued. All the IGT acquisition related costs will be recognized in the income statement as incurred, with the exception of costs related to the capital increase, which will be recognized as a decrease in equity, net of the tax effect. The shares that will be issued by UKCo as part of the IGT acquisition will be recognized at fair value on the acquisition date.

7             TAX CONSEQUENCES OF THE TRANSACTION ON UKCO

7.1          Tax consequences of the GTECH Merger on GTECH

The GTECH Merger should be qualified as a cross-border merger transaction within the meaning of Article 178 of the Presidential Decree no. 917 of 22 December 1986, as amended (“CTA”) implementing the Directive 90/434/EEC of 23 July 1990 (codified in the Directive 2009/133/CE).

UKCo intends to set up its business and organizational structure in such a manner that it will be considered resident for tax purposes in the United Kingdom and will not maintain a permanent establishment in Italy after the GTECH Merger Effective Date.

Pursuant to Article 179(6) of the CTA, the GTECH Merger will result in the realization of capital gains or losses on all the assets and liabilities held by GTECH at the GTECH Merger Effective Date, including the shares in the Italian limited liability companies (società di capitali) which will have been set up in the context of the Italian Reorganization, giving rise to an “Italian Exit Tax”.

However, since capital gains relating to almost all the equity holdings in Italian companies held by GTECH, including that in the company to which the business unit related to the exercise of the concession for the Lotto game will be contributed, will have already been subject to taxation in the context of the Italian Reorganisation, it is expected that the Italian Exit Tax will not be for a significant amount.

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The Italian rules implementing Article 166 (2-quater) of the CTA, as enacted in August 2013 and amended in July 2014, excluded the cross-border merger transactions from the suspension or payment in installments of the Italian Exit Tax.

GTECH’s net equity does not include any tax-deferred reserves. GTECH does not have any carried-forward losses on a stand-alone basis or within the fiscal unit with De Agostini S.p.A., which is regulated by Article 117 ff. of the CTA (the “Fiscal Unit”). Therefore, the Merger will not trigger the negative effects provided for by Article 180 and Article 181 of the CTA.

A fixed registration tax of €200 is due in Italy in respect of the GTECH Merger.

7.2                              Tax consequences of the GTECH Merger on the De Agostini Fiscal Unit

GTECH and some of its Italian subsidiaries are currently included in a Fiscal Unit with De Agostini S.p.A. Pursuant to Articles 117, 120 and 124 of the CTA, the GTECH Merger might trigger the interruption of the Fiscal Unit between De Agostini S.p.A. and such Italian subsidiaries, depending on the De Agostini S.p.A.’s residual interest in these subsidiaries after the GTECH Merger Effective Date. It is expected that any such interruption of the Fiscal Unit with De Agostini S.p.A. will not materially adversely affect the GTECH Group and that, should such interruption occur, GTECH Italian subsidiaries will be able to form a new Fiscal Unit with one of the Italian limited liability companies (società di capitali) which will have been set up in the context of the Italian Reorganization.

7.3                              Exchange of shares for UKCo stock pursuant to the GTECH Merger

Pursuant to Article 179(4) of the Italian CTA, the GTECH Merger will not trigger any taxable event for Italian income tax purposes for GTECH shareholders. UKCo shares received by GTECH shareholders at the GTECH Merger Effective Date would be deemed to have the same aggregate tax basis as the GTECH common shares held by these shareholders prior to the GTECH Merger Effective Date.

7.4                              Tax consequences of the IGT Merger

The IGT Merger will trigger Italian tax consequences exclusively for any shareholders of IGT who are resident in Italy.

8                                        SHAREHOLDER STRUCTURE OF UKCO FOLLOWING THE TRANSACTION

At the date of this Report, holders of shares with voting rights in GTECH in excess of 2%, based on the communications received pursuant to Article 120 of Legislative Decree no. 58 of 24 February 1998, as amended (the “Unified Financial Act”) and information in any event available to GTECH, are the following:

GTECH Shareholder	% of voting share capital
B&D Holding di Marco Drago e C. S.a.p.A.*	58.662

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Assicurazioni Generali S.p.A.**	3.255

* Overall shareholding held through the subsidiaries De Agostini S.p.A. (52.904%) and DeA Partecipazioni S.p.A. (5.758%)

** Overall shareholding held through the subsidiaries Alleanza Assicurazioni S.p.A. (2.489%), Generali Italia S.p.A. (0.536%), Genertellife S.p.A. (0.225%) and BSI S.p.A. (0.004%)

At the date of this Report, GTECH holds no. 1,782,426 treasury shares, equal to 1.02% of the share capital.

At the date of this Report, parties who hold, directly and/or indirectly, voting shares in IGT in excess of 5%, based on information made public pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, are the following:

IGT Shareholder	% of voting share capital
Vanguard Group Inc.	5.794
BlackRock Fund Advisors	5.709
Ariel Investments LLC	5.123

The following table shows the expected percentage interest of major shareholders of UKCo (for illustrative purposes, this only consider those shareholders holding, directly and/or indirectly, more than 1% in the UKCo ordinary share capital) following the GTECH Merger Effective Date and the IGT Merger Effective Date, taking into account the Exchange Ratio and the composition of IGT Consideration. Percentages indicated hereafter have been calculated assuming that: (a) the current shareholding structure of GTECH and IGT will not vary until the Transaction has completed; (b) no GTECH shareholder will exercise cash exit rights; (c) the 1,782,426 treasury shares currently held by GTECH will be kept in the GTECH portfolio and cancelled in the context of the GTECH Merger; and (d) for each IGT share, IGT shareholders will receive 0.1819 UKCo ordinary shares (assuming that no adjustment is made pursuant to the collar mechanism with reference to the exchange with UKCo shares on the basis of the IGT Consideration).

UKCo Shareholder	% of ordinary share capital*
B&D Holding di Marco Drago e C. S.a.p.A.	47.045
Assicurazioni Generali S.p.A.	2.610
Vanguard Group Inc.	1.195
BlackRock Fund Advisors	1.177
Ariel Investments LLC	1.056
Other shareholders (total)	46.916

* The table does not consider the Special Voting Shares, that will be issued by UKCo in a number equal to the UKCo ordinary shares to be issued for the purposes of the GTECH Merger and the IGT Merger and that will be allotted to the Nominee and voted by it in accordance with the Post-GTECH Merger Articles and the Loyalty Plan. Until the right to

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direct the exercise of votes attaching to the Special Voting Shares is elected by Entitled Shareholders after the applicable 3-year continuous holding period as provided for in accordance with the Post-GTECH Merger Articles and in the Loyalty Plan, the Nominee will exercise any votes attaching to the Special Voting Shares in accordance with the outcome of UKCo’s general meeting.

9                                        EFFECTS OF THE TRANSACTION ON SHAREHOLDERS’ AGREEMENTS

Based on the communications received pursuant to Article 122 of the Unified Financial Act and applicable provisions of the Issuers Regulation, the following shareholders’ agreements relating to GTECH are in force:

•                                   on June 30, 2012, the shareholders of B&D Holding di Marco Drago e C. S.a.p.a. (“B&D”), a company holding 68.23% of De Agostini S.p.A. (“De Agostini”), entered into a three year shareholders’ agreement in order to regulate the corporate governance rules and the reallocation of the stock interests owned by them (the “Project”) in B&D and in the relevant subsidiaries De Agostini and B&D Finance S.p.A. The Project - through a series of corporate transactions - has allowed certain shareholders of B&D (i) to hold directly an overall participation equal to 26.47% in the share capital of De Agostini, while the majority holding, equal to 68.23% of the share capital, remains with the parent company and the residual 5.30% of the share capital is currently held by Investendo Due S.r.l.; (ii) to hold directly a shareholding equal in the aggregate, as of the date hereof, to 16.77% of B&D Finance S.p.A., while the majority holding of 72.05% of the share capital is with the parent company and the remaining 11.18% is owned by B&D Finance S.p.A. itself, and (iii) to exercise a possible exit option in 2015, aimed at divesting the participation directly held in De Agostini in favour of B&D (or one of its subsidiaries) or, in the event it would not be possible to pursue such solution, to initiate a series of alternatives. On October 18, 2013, B&D announced some amendments to the agreement partly related to the adherence by additional parties;

•                                         on July 15, 2014, De Agostini and DeA Partecipazioni S.p.A. (jointly, the “DeA Shareholders”) entered into a Support Agreement with IGT, providing for certain commitments of the DeA Shareholders aimed at the implementation of the Transaction. The DeA shareholders committed, inter alia, to vote the shares held in GTECH — equal, for De Agostini, to 92,556,318 shares (approximately 52.95% of the share capital at the date of the agreement), and, for DeA Partecipazioni, to 10,073,006 shares (approximately 5.76% of the share capital at the date of the agreement) — in favour of the Transaction in any shareholders’ meeting of GTECH called to resolve upon the same and not to transfer the shareholdings held in GTECH until the completion of the Transaction.

Based on the information made public with reference to the aforesaid shareholders’ agreements, it is assumed that the Transaction will have no effects on the same.

10                                 CONSIDERATIONS CONCERNING CASH EXIT RIGHTS — SHAREHOLDERS ENTITLED TO EXERCISE CASH EXIT RIGHTS

GTECH shareholders who do not vote in favour of the approval of the GTECH Merger Terms (the “Shareholders Entitled to Cash Exit Rights”) will be entitled to exercise their cash exit rights (“diritto di recesso”) pursuant to:

(i)                                 Article 2437, paragraph 1, letter (a) of the Italian Civil Code, as a consequence of UKCo’s nature as a holding company;

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(ii)          Article 2437, paragraph 1, letter (c) of the Italian Civil Code, given that GTECH’s registered office is to be transferred outside Italy;

(iii)         Article 2437-quinquies of the Italian Civil Code, given that GTECH’s shares will be delisted from a regulated market; and

(iv)         Article 5 of Decree 108/08, given that UKCo is subject to the laws of a country other than Italy (i.e. the law of England and Wales).

Given that the circumstances referred to above will only occur upon the completion of the GTECH Merger, cash exit rights exercised by GTECH shareholders will be subject to the condition precedent of the High Court of England and Wales making its order approving the completion of the GTECH Merger and fixing the GTECH Merger Effective Date, and such order not having been cancelled or withdrawn.

In accordance with Article 2437-ter of the Italian Civil Code, the cash exit price payable to shareholders validly exercising cash exit rights will be equivalent to the arithmetic average of the closing price of GTECH ordinary shares (as calculated by Borsa Italiana S.p.A.) in the six-month period prior to the date of publication of the notice of the GTECH extraordinary shareholders’ meeting called to approve the GTECH Merger Terms. GTECH will announce the redemption price of the shares subject to cash exit rights in accordance with applicable laws and regulations.

In accordance with Article 2437-bis of the Italian Civil Code, Shareholders Entitled to Cash Exit Rights may exercise their cash exit rights, in relation to some or all of their shares, by sending a notice via registered mail with confirmation of receipt to the registered office of GTECH no later than fifteen days following registration with the Companies’ Register of Rome of the minutes of the GTECH extraordinary shareholders’ meeting which approves the GTECH Merger Terms. Notice of the registration of the resolution will be published in the newspaper “Il Sole 24Ore” and on the website of GTECH (www.gtech.com). In particular, shareholders exercising their cash exit rights must deliver the specific communication to be issued by an authorized intermediary attesting the continuous ownership of the shares for which the shareholder has exercised his/her cash exit rights since prior to the relevant shareholders’ meeting, the resolution of which triggers the cash exit rights, through the date of the notice. Further details regarding the exercise of cash exit right will be provided to GTECH shareholders in accordance with applicable laws and regulations.

Once the fifteen-day exercise period following the registration of the merger resolution has expired and before the GTECH Merger becomes effective, the shares with respect to which cash exit rights have been exercised will be offered by GTECH to its existing shareholders and subsequently, if any of such shares remained unsold, on the market for at least one trading day. In the event that, following the offer to shareholders and the offer on the market, any shares remain unsold, such shares will be eventually acquired by GTECH.

The aforesaid offer and sale procedure will be conditional upon the High Court of England and Wales making its order approving the completion of the GTECH Merger and fixing the GTECH Merger Effective Date, and such order not having been cancelled or withdrawn. Therefore, the transfer to the relevant purchasers of GTECH shares for which cash exit rights have been exercised, as well as the payment to shareholders who exercised cash exit rights, through the relevant depositaries, of the cash exit price, will take place only once the aforesaid condition precedent is fulfilled.

Since the exercise of cash exit rights by GTECH shareholders is subject to the aforesaid condition precedent, in the event that such condition is not satisfied the GTECH Merger will not be completed and the shares will continue to be held by the shareholders who exercised said rights; no payment will be made to such shareholders and GTECH shares will not be delisted from the MTA. Moreover, in

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the event that one or more of the conditions precedent to the Transaction referred to in this Report will not be satisfied or waived, if permitted (in which case the GTECH Merger will not completed), the offer and subsequent settlement of the shares of shareholders exercising cash exit rights will not take place or become effective.

11                                 IMPACT OF THE GTECH MERGER ON SHAREHOLDERS, CREDITORS AND EMPLOYEES

Pursuant to Article 8 of the Decree 108/2008, the impact of the GTECH Merger with respect to current GTECH shareholders, creditors and employees is described below.

11.1                       Impact of the GTECH Merger on shareholders

With reference to the shareholder structure and control of UKCo following the Transaction, please see Section 8 above.

With respect to the tax impacts of the GTECH Merger, please make reference to Section 7 above.

As regards the rights of shareholders of a company subject to the laws of England and Wales (UKCo), the ordinary shares of which are to be listed on the NYSE, please see the Post-GTECH Merger Articles to be adopted by UKCo, attached to the GTECH Merger Terms.

11.2                       Impact of the GTECH Merger on creditors

The creditors of GTECH prior to the registration of the GTECH Merger Terms with the Companies’ Register of Rome will be entitled to oppose the GTECH Merger in accordance with Article 2503 of the Italian Civil Code within 60 days of the registration provided for by Article 2502-bis of the Italian Civil Code, unless GTECH posts with a bank sums sufficient to satisfy such credits (or other conditions provided by the law are fulfilled).

Pursuant to Article 2503, para. 2, and Article 2445, last paragraph, of the Italian Civil Code, if an opposition is filed the competent Court can nonetheless authorize the execution of the GTECH Merger if it deems the risk of prejudice to creditors to be without grounds or in the event that the company has posted a bond sufficient to satisfy creditors’ claims.

With respect to UKCo as the merging company in the GTECH Merger, under Regulation 11 of the UK Regulations, the competent Court may order a meeting of creditors, or a class of creditors, upon an application by any creditor of the merging company. Under Regulation 14 of the UK Regulations, if a meeting of creditors, or a class of creditors, is summoned under Regulation 11, the draft terms of merger must be approved by a majority in number, representing 75% in value, of the creditors or class of creditors (as the case may be), present and voting either in person or by proxy at the meeting. UKCo does not have, nor is it expected to have prior to the completion of the GTECH Merger, any creditors, other than professional advisers in connection with the GTECH Merger. Accordingly, the GTECH Merger is not expected to have any material adverse consequences for the creditors of UKCo. For the purposes of Regulation 8(3) of the UK Regulations, there are no debenture holders of UKCo.

26

11.3                       Impact of the GTECH Merger on employees

Article 19 of the Decree 108/08, concerning participation of employees, is not applicable to the Transaction since UKCo, as absorbing entity in the context of the GTECH Merger, is not an Italian company.

Moreover, none of GTECH or UKCo are managed under an employee participation system pursuant to EU Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies. In particular, given that UKCo does not currently have any employees or an employee participation system within the meaning of EU Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies, it is not required to make arrangements for the participation of employees pursuant to Part 4 of the UK Regulations.

In light of the above, no special negotiation body will be set up and no other action whatsoever will be taken with regard to employee participation in connection with the GTECH Merger.

Upon completion of the Italian Reorganization, the employment contracts existing with GTECH will continue on the same terms and conditions with the company/companies through which GTECH will execute the Italian Reorganization. Therefore the GTECH Merger is not expected to have any material consequences on the employees of GTECH. Prior to completion of the Transaction, GTECH will commence, and following completion UKCo will continue, a comprehensive evaluation of the combined company’s operations and will identify the best way to integrate the organizations in order to further improve UKCo’s ability to serve its customers, as well as achieve revenue and cost synergies. Until these evaluations and integration plans have been completed, GTECH is not in a position to comment on prospective potential impacts upon employment or locations. Based upon GTECH’s experience in acquisitions, a reduction in headcount for the combined group stemming from the elimination of duplicative activities, functions, or facilities could take place.

In relation to the Italian Reorganization and the GTECH Merger, GTECH will carry out the consultation procedure set out under Article 47 of Italian law no. 428 of 29 December 1990, as amended. In addition, this Report will be sent to the representatives of GTECH employees at least 30 days prior to the extraordinary shareholders’ meeting of GTECH called for the approval of the GTECH Merger.

GTECH has currently outstanding certain stock incentive plans to the benefit of officers and employees of the companies belonging to its group. There are currently stock option plans (2009-2015, 2010-2016, 2011-2017, 2012-2018, 2013-2019, 2014-2020 plans) and restricted stock plans (2011-2015, 2012-2016, 2013-2017, 2014-2018 plans). Subject to the completion of the Transaction, for each right held, the beneficiaries of said stock option and restricted stock plans referred to GTECH ordinary shares shall be granted a comparable right with respect to an adequate number of UKCo ordinary shares, effective from the GTECH Merger Effective Date, subject to the revision, as the case may be, of the performance objectives for any options and awards not yet vested.

For information purposes, IGT has currently outstanding certain stock option and restricted stock units plans. It is expected that, at the IGT Merger Effective Date, any outstanding stock option will fully vest and be cancelled in exchange for a cash payment to the relevant beneficiary equal to the product of (a) the number of shares subject to such stock option and (b) the excess, if any, of the cash component of the IGT Consideration (determined without regard to any adjustment) over the exercise price per share of such stock option. Any IGT stock option that has a per-share exercise price greater than the cash component of the IGT Consideration will be cancelled for no consideration. Similarly, save as specified below, at the IGT Merger Effective Date any outstanding award of IGT restricted stock units will fully vest and be cancelled in exchange for an amount equal to the product of (a) the number of shares subject to such award (which, in the case of performance-based awards, will be

27

based on performance measures achieved or deemed achieved as of the IGT Merger Effective Date), and (b) the amount in cash of the IGT Consideration (determined without regard to any adjustment). IGT restricted stock unit awards granted between July 1, 2013 and July 15, 2014 (other than grants to non-employee directors or to employees who will become retirement-eligible prior to the final year of the award cycle) will be converted into an award with respect to UKCo ordinary shares, in accordance with the proportions set forth for the purposes of the IGT Consideration, and vest on the earlier of (i) the date such award would have otherwise vested, and (ii) the first anniversary of the closing of the Transaction.

*****

RESOLUTION PROPOSAL

Dear Shareholders,

in consideration of the foregoing, the Board of Directors submits to your approval the following resolution proposal:

“The Shareholders’ meeting of GTECH S.p.A.

having acknowledged the common cross-border merger terms, the directors’ reports prepared by the administrative bodies of each merging company, the joint Expert opinion on the exchange ratio as well as the half-yearly financial report of the Transferor Company and the financial statement of the Transferee Company acknowledged that

such documents are published and made available in accordance with applicable law and regulatory provisions;

RESOLVES

(1)

to approve, without any amendment, the common cross-border merger terms (the “Common Cross-Border Merger Terms”) through absorption in

GEORGIA WORLDWIDE PLC

public company limited by shares incorporated and governed by English law, as transferee company (“UKCo”);

of

GTECH S.P.A.

joint stock company incorporated and governed by the Italian law, subject to the direction and coordination by De Agostini S.p.A., as the transferor company (“GTECH”);

terms duly published in accordance with applicable law provisions, deposited with the respective registered offices and published on the GTECH website; therefore, inter alia, to approve:

= that, subject to the satisfaction or, if permitted, the waiver of the conditions precedent referred to in Section 13.1 of the Common Cross-Border Merger Terms, the merger shall be executed in accordance with and pursuant to the UK

28

Regulations on cross-border mergers and will become effective on the date fixed by an order of the High Court of England and Wales, as the competent English authority (the “GTECH Merger Effective Date”).

= that each holder of one or more ordinary shares in the share capital of GTECH as of the time of the GTECH Merger Effective Date shall be allotted and issued one UKCo ordinary share for each ordinary share in GTECH held by such holder (the “Exchange Ratio”) and that no cash adjustments shall be made by UKCo to the benefit of GTECH shareholders in respect of their GTECH shares or the transfer of GTECH’s assets and liabilities to UKCo pursuant to the GTECH Merger;

= that the company name of UKCo and/or its registered address (provided that UKCo’s registered office will remain in the United Kingdom) may be changed before the GTECH Merger Effective Date by a resolution of the UKCo board of directors and notice given to the Registrar Companies of England and Wales;

= that, as of the GTECH Merger Effective Date, the Current Articles of UKCo will be replaced with the articles of association attached to the Common Cross-Border Merger Terms as Schedule 2 (the “Post-GTECH Merger Articles”);

(2)

to establish that the merger takes place, subject to the satisfaction or, if permitted, the waiver of the conditions precedent referred to in the Common Cross-Border Merger Terms and specified in the directors’ report prepared by GTECH board of directors;

(3)

to grant the board of directors with any faculty and power necessary or even desirable in order to ascertain the satisfaction and/or the waiver, as appropriate, of the conditions precedent referred to above that may not have occurred, except for the conditions that, reflecting law requirements, must be deemed to be non-waivable by the board of directors;

(4)

to grant severally to the Chairman and the Chief Executive Officer the broadest powers so that each of them can do what it is necessary for the execution of the merger in accordance with applicable law, also by means of special proxyholders and even before the expiry of the term for the opposition of creditors, upon the fulfillment of the conditions provided by law, and so can do whatever deemed even just appropriate for the full implementation of the merger, and therefore, without limitation, may:

• verify the satisfaction of all the conditions to the effectiveness of the merger and/or, within the limits referred above, waive such conditions and issue and subscribe deeds and declarations regarding such circumstances;

• provide accurate identification of assets and rights included in the assets of the transferor company;

• release statements and warranties deemed necessary or even just useful and appropriate for all legal purposes and thus also for the execution of any publicity formalities related to the merger; holding harmless public or private bodies and relevant officers for the execution of the required formalities regarding the merger, subscribing any appropriate deeds to acknowledge the assets included within the assets of the transferor company;

• authorize the transferee company to provide, if needed, for additional supplemental deeds, even for clarification and amendment purposes, and for everything that may be anyhow useful or appropriate for the full implementation of the merger;

all

in order for the transferee company to be recognized, also towards public authorities, public and private bodies and third parties in general, as succeeded to the transferor company in any relationship of law or fact and thus to obtain any

29

variation, in its own name, of title to any asset, right, authorization, license, concession, agreement, accounts, deposits, debt securities and anything else however owned or pertaining to the transferor company;

(5)

authorize, severally, the Chairman and the Chief Executive Officer to amend the resolutions hereto if so required for the purposes of the registration with the Companies Register.”

*****

Milan, 1 October 2014

/s/ Lorenzo Pellicioli

For the GTECH Board of Directors

THE CHAIRMAN

Lorenzo Pellicioli

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REPORT OF THE BOARD OF DIRECTORS

OF GEORGIA WORLDWIDE PLC

1

1.                                      INTRODUCTION

1.1                               This directors’ report (the “Directors’ Report”) has been prepared in connection with the cross-border merger of GTECH S.p.A. (the “Transferor Company”) and Georgia Worldwide PLC (the “Transferee Company”). The cross-border merger will be implemented as a merger by means of merger by absorption in accordance with the Cross Border Mergers Directive (2005/56/EC) (the “Directive”) as implemented in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974), as amended (the “UK Regulations”) and as implemented in Italy by the Italian Legislative Decree of 30 May 2008, no. 108 (the “Italian Regulations”) (the “Georgia Merger”).

1.2                               This Directors’ Report has been prepared by the Board of Directors of the Transferee Company (the “Board of Directors”) in accordance with regulation 8(1) of the UK Regulations.

1.3                               As required by regulation 8(2) of the UK Regulations, the purpose of this Directors’ Report is to:

1.3.1                     explain the effect of the cross-border merger for members, creditors and employees of the company; and

1.3.2                     state:

(a)                                 the legal and economic grounds for the draft terms;

(b)                                 any material interests of the directors (whether as directors or as members or as creditors or otherwise); and

(c)                                  the effect on those interests of the cross-border merger, in so far as it is different from the effect on the like interests of other persons.

2.                                      GENERAL INFORMATION ABOUT THE TRANSFEREE COMPANY

2.1                               The Transferee Company was incorporated on 11 July 2014 as a private limited company under the Companies Act 2006 (registered no. 9127533) and was re-registered as a public limited company on 16 September 2014. The Transferee Company’s registered office is at 6th Floor, 11 Old Jewry, London EC2R 8DU.

2.2                               As at the date of this Directors’ Report, the issued share capital of the Transferee Company is £50,001, consisting of one Ordinary Share of £1 held by GTECH S.p.A. and 50,000 Sterling Non-Voting Shares of £1 each held by Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited).

2.3                               As at the date of this Directors’ Report, the Transferee Company does not have any employees and therefore no employee representatives exist in the Transferee Company.

2.4                               The Transferee Company does not have, nor expect to have prior to the completion of the Georgia Merger, any creditors, other than professional advisers in connection with the Georgia Merger.

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3.                                      MATERIAL INTERESTS OF THE TRANSFEREE COMPANY DIRECTORS AND THE EFFECT OF THE GEORGIA MERGER ON THOSE INTERESTS

3.1                               Declan James Harkin and Alberto Fornaro (the “Directors”) are the directors of the Transferee Company.

As at 10 September the Directors held the following interests in GTECH:

Name	Shares Held	Options Held (Outstanding)	Options Held (Exercisable)	Restricted Shares Held (Outstanding)
Alberto Fornaro	17,567.00	380,439.00	95,570.00	128,060.58
Declan James Harkin	32,053.49	153,779.00	52,135.00	45,727.14

Other than described above, the Directors do not have any material interests in the Georgia Merger.

The Directors will participate in the Georgia Merger on the same terms as other shareholders.

4.                                      THE LEGAL GROUNDS FOR THE GEORGIA MERGER

4.1                               The Georgia Merger will be implemented by way of an absorption of the Transferor Company into the Transferee Company in accordance with the terms of the merger plan which has been produced jointly by the Transferee Company and the Transferor Company in accordance with regulation 7(1) of the UK Regulations and Article 6 of the Italian Regulations (the “Merger Plan”).

4.2                               Under the UK Regulations the Georgia Merger will become effective not less than 21 days after the High Court of England and Wales (the “Court”) makes an order sanctioning the Georgia Merger. It is anticipated that the effective date of the Georgia Merger (the “Effective Date”) will be in the first half of 2015.

4.3                               The Georgia Merger is part of a larger transaction involving the combination of the Transferor Company and International Game Technology (“IGT”), a company incorporated under the laws of Nevada and with shares listed on the New York Stock Exchange (the “Transaction”).

4.4                               The Transaction is governed by a merger agreement between, among others, the Transferor Company, the Transferee Company, IGT, GTECH Corporation (a wholly owned subsidiary of the Transferor Company, incorporated under the laws of Delaware) and Georgia Worldwide Corporation (a wholly owned subsidiary of the Transferee Company, incorporated under the laws of Nevada (“US Merger Sub”)) (the “Merger Agreement”).

4.5                               The Merger Agreement provides that the Transaction will be implemented through the following transactions:

4.5.1                     the Georgia Merger; and

3

4.5.2                     under applicable US law, the merger of US Merger Sub into IGT.

4.6                               As a result of the Transaction, the Transferee Company will become the new holding company for the combined group. The Transferee Company will be tax resident in the United Kingdom but will only have its shares traded on the New York Stock Exchange.

4.7                               Completion of the Georgia Merger and the Transaction is conditional upon the satisfaction or waiver of the conditions precedent set out in the Merger Agreement and the Merger Plan.

4.8                               The Georgia Merger is being carried out as a cross-border merger in accordance with the Directive because it provides the most simple and efficient legal process for achieving the Transferor Company’s objective to re-domicile its business to the United Kingdom, which has been agreed as an integral part of the Transaction.

5.                                      THE ECONOMIC GROUNDS FOR THE GEORGIA MERGER

5.1                               The Transaction is expected to:

5.1.1                     create the world’s leading end-to-end gaming company with significant market position across the lottery, gaming equipment and interactive wagering and social gaming segments, and strong product offerings across the client spectrum;

5.1.2                     result in enhanced global scale with a diversified product portfolio and geographic mix and strengthened research and development capabilities;

5.1.3                     provide opportunities to employ the best practices of the Transferor Company and IGT to drive greater efficiencies;

5.1.4                     provide economies in purchasing and R&D due to the greater scale of the combined group;

5.1.5                     support and accelerate the fundamental strategies of the Transferor Company and diversify its revenue base;

5.1.6                     result in increased earnings and cash flow and better access to capital markets for the combined company as a result of enhanced size and business diversification; and

5.1.7                     result in the successful integration of the two companies.

5.2                               The Directors believe that the combined business will be uniquely positioned to capitalise on opportunities created by ongoing convergence across global gaming segments.

5.3                               Following completion of the Transaction, the Directors believe that the Transferee Company’s access to substantially all of IGT’s cash will enable the combined business to accelerate strategic investments and investments in technology in the United States.

4

6.                                      CONSEQUENCES OF THE GEORGIA MERGER FOR THE SHAREHOLDERS OF THE TRANSFEREE COMPANY

6.1                               The Transferee Company has two shareholders, namely the Transferor Company and Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited).

6.2                               The consequences of the Georgia Merger are that the assets and liabilities and all rights and obligations arising from the contracts of employment of the Transferor Company will be transferred to the Transferee Company, the Transferor Company will be dissolved, and the shareholders of the Transferor Company will, on the merger effective date, become shareholders of the Transferee Company.

6.3                               The shareholders of the Transferee Company will be asked to approve the Georgia Merger at a meeting of the shareholders of the Transferee Company to take place on or around 3 December 2014 (the “Court Meeting”). In order for the Georgia Merger to proceed, the Merger Plan must be approved by a majority in number, representing 75% in value, of each class of shareholders of the Transferee Company, present and voting either in person or by proxy at the Court Meeting.

7.                                      CONSEQUENCES OF THE GEORGIA MERGER FOR THE EMPLOYEES OF THE TRANSFEREE COMPANY

The Transferee Company has no employees as of the date of this Directors’ Report.

8.                                      CONSEQUENCES OF THE GEORGIA MERGER FOR THE CREDITORS OF THE TRANSFEREE COMPANY

8.1                               The Georgia Merger is not expected to have any material adverse consequences for the creditors of the Transferee Company.  For the purposes of regulation 8(3) of the UK Regulations, there are no debenture holders of the Transferee Company.

9.                                      AVAILABILITY OF THIS REPORT

9.1                               Copies of the Merger Plan, a report by an independent expert prepared in accordance with regulation 9 of the UK Regulations and Article 9 of the Italian Regulations, and of this Directors’ Report shall be made available to the employees and shareholders of the Transferee Company for inspection at the registered address of the Transferee Company, at least one month prior to the Court Meeting. This Directors’ Report will also be disclosed in Italy by GTECH in accordance with applicable Italian laws and regulations.

9.2                               This Directors’ Report has been approved for and on behalf of the Board of Directors.

5

Annex 2

COMMON CROSS-BORDER MERGER TERMS	PROGETTO COMUNE DI FUSIONE TRANSFRONTALIERA

BETWEEN	TRA

GEORGIA WORLDWIDE PLC, a public company limited by shares incorporated under and governed by the Laws of England and Wales, as the transferee company (“UKCo” or the “Transferee Company”); and	GEORGIA WORLDWIDE PLC, società per azioni (public company limited by shares) costituita ai sensi del e regolata dal diritto inglese, quale società incorporante (“UKCo” o la “Società Incorporante”); e

GTECH S.P.A., a public joint stock company (società per azioni), incorporated under and governed by the Laws of Italy, subject to the direction and coordination by De Agostini S.p.A., as the transferor company (“GTECH” or the “Transferor Company” and, together with UKCo, the “Companies”);

GTECH S.P.A., società per azioni costituita ai sensi del e regolata dal diritto italiano, soggetta a direzione e coordinamento da parte di De Agostini S.p.A., quale società incorporanda (“GTECH” o la “Società Incorporanda” e, insieme a UKCo, le “Società”);

types of companies which may merge under the applicable law.	tipi di società alle quali la legge applicabile permette di fondersi.

WHEREAS:	PREMESSE

(A)                    These Common Cross-Border Merger Terms have been prepared by the administrative bodies of each of UKCo and GTECH in order to execute a cross-border merger within the meaning of EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005 on cross-border mergers of limited liability companies, implemented in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007, as amended (the “UK Regulations”) and in Italy by the Italian Legislative Decree of 30 May 2008, no. 108 (the “Decree 108/08”).

(A)                    Il presente Progetto Comune di Fusione Transfrontaliera è stato predisposto dagli organi amministrativi di UKCo e di GTECH al fine di dare esecuzione ad una fusione transfrontaliera ai sensi della Direttiva Europea 2005/56/CE del Parlamento Europeo e del Consiglio del 26 ottobre 2005 sulle fusioni transfrontaliere di società di capitali, attuata nel Regno Unito secondo quanto previsto dal Companies (Cross-Border Mergers) Regulations 2007, come modificato, (il “Regolamento UK”) e in Italia secondo quanto previsto dal Decreto Legislativo 30 maggio 2008, n. 108 (il “D. Lgs. 108/08”).

1

The cross-border merger described herein will be implemented through the absorption by UKCo, as the transferee company, of GTECH, as the transferor company (the “GTECH Merger”). The share capital of UKCo, equal to £50,001, is divided into no. 50,001 shares and is currently owned as follows:

La fusione transfrontaliera qui descritta sarà attuata attraverso l’incorporazione in UKCo, quale società incorporante, di GTECH quale società incorporanda (la “Fusione GTECH”). Il capitale sociale di UKCo, pari a sterline inglesi 50.001, è diviso in n. 50.001 azioni ed è attualmente ripartito come segue:

(i) one ordinary share with a nominal value of £1.00 and carrying one vote, held by GTECH (the “Subscriber Share”);	(i) una azione ordinaria del valore nominale di £1,00, alla quale è attribuito un voto, detenuta da GTECH (la “Azione del Sottoscrittore”);

(ii)                     50,000 sterling non-voting shares with a nominal value of £1.00 each held by Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited, the “Sterling Shareholder”), which broadly have the following characteristics: (a) they are not entitled to any economic rights (except an amount of £1 in aggregate on a return of capital on a winding up); (b) they have no voting rights; (c) they may not be transferred other than in accordance with the provisions of the Articles of Association currently in force (the “Current Articles”); and (iv) they may be redeemed by UKCo for nil consideration at any time. The Sterling Shareholder has been appointed pursuant to an administration agreement which (amongst other things) governs the terms upon which such shares will be held.

(ii)                     50.000 azioni in sterline prive del diritto di voto del valore nominale di £1,00 ciascuna intestate a Elian Corporate Services (UK) Limited (già Ogier Corporate Services (UK) Limited, l’”Azionista Titolare delle Azioni in Sterline”) ed aventi in generale le seguenti caratteristiche: (a) sono prive di diritti patrimoniali (fatta eccezione per un valore complessivo di £1 in sede di rimborso del capitale in caso di liquidazione); (b) sono prive del diritto di voto; (c) non possono essere trasferite se non in conformità a quanto previsto nello statuto attualmente in vigore (lo “Statuto Attuale”); e (d) possono essere riscattate da UKCo a titolo gratuito in qualsiasi momento. L’Azionista Titolare delle Azioni in Sterline è stato nominato sulla base di un contratto di amministrazione che (tra l’altro) disciplina i termini in base ai quali tali azioni saranno detenute.

Article 2501-bis of the Italian Civil Code does not apply.	Non trova applicazione l’Articolo 2501-bis del codice civile italiano.

At the GTECH Merger Effective Date (as defined below) and as a result of the GTECH Merger, amongst other things, (i) the assets and liabilities, rights and obligations and other legal relationships of	Alla Data di Efficacia della Fusione GTECH (come di seguito definita) e per effetto della Fusione GTECH, tra l’altro, (i) UKCo assumerà le attività e le passività, i diritti e gli obblighi e gli altri

2

GTECH will be transferred to UKCo, save for the Subscriber Share held by GTECH which will be cancelled; and (ii) the existing GTECH shares will be cancelled and GTECH’s shareholders will receive UKCo shares in accordance with the exchange ratio specified below.

rapporti giuridici di GTECH, ad eccezione dell’Azione del Sottoscrittore detenuta da GTECH che sarà annullata; e (ii) le azioni emesse da GTECH saranno annullate e agli azionisti di GTECH saranno assegnate azioni UKCo secondo il rapporto di cambio di seguito specificato.

(B)                    The GTECH Merger is part of a larger transaction involving the acquisition by GTECH of International Game Technology, Inc. (“IGT”), a company incorporated under the laws of Nevada (U.S.A.) and with shares listed on the New York Stock Exchange (the “Transaction”), illustrated in the reports of the administrative bodies of the Companies, prepared pursuant to Article 2501-quinquies of the Italian Civil Code and Article 8 of Decree 108/2008 and Article 8 of the UK Regulation, which will be published in accordance with the applicable laws and regulations and will be made available on the website of GTECH (www.gtech.com), as well as at the registered offices of GTECH and UKCo for inspection by those persons entitled to do so as set out in applicable law and regulation.

(B)                    La Fusione GTECH si inserisce nel contesto della più ampia operazione di acquisizione da parte di GTECH di International Game Technology (“IGT”), società costituita ai sensi del diritto del Nevada (Stati Uniti d’America) e con azioni quotate nel New York Stock Exchange (l’”Operazione”), illustrata nelle relazioni degli organi amministrativi delle Società partecipanti, redatte ai sensi dell’art. 2501-quinquies del Codice Civile e dell’art. 8 del D. Lgs. 108/08 nonché dell’art. 8 del Regolamento UK, che saranno pubblicate ai sensi delle applicabili disposizioni di legge e regolamentari e messe a disposizione sul sito internet di GTECH (www.gtech.com), nonché presso la sede di GTECH e la sede di UKCo al fine di consentire a tutti gli aventi diritto di prenderne visione ai sensi delle disposizioni di legge e regolamento applicabili.

(C)                    These Common Cross-Border Merger Terms shall be published in accordance with applicable laws and regulations. The Common Cross-Border Merger Terms will be made available, inter alia, on the website of GTECH (www.gtech.com), as well as at the registered offices of GTECH and UKCo for inspection by those persons entitled to do so as set out in applicable law and regulation.

(C)                    Il presente Progetto Comune di Fusione Transfrontaliera sarà pubblicato ai sensi delle applicabili disposizioni di legge e regolamentari. Esso sarà, tra l’altro, messo a disposizione sul sito internet di GTECH (www.gtech.com), nonché presso la sede di GTECH e la sede di UKCo al fine di consentire a tutti gli aventi diritto di prenderne visione ai sensi delle disposizioni di legge e regolamento applicabili.

The information which must be made available pursuant to the	Si indicano di seguito le informazioni che devono essere fornite ai

3

provisions of the UK Regulations, Article 2501-ter of the Italian Civil Code and Article 6 of the Decree 108/08 is set out below.	sensi del Regolamento UK, nonché dell’Articolo 2501-ter del Codice Civile e dell’Articolo 6 del D. Lgs. 108/08.

1. LEGAL FORM, NAME, REGISTERED OFFICE AND OTHER INFORMATION RELATING TO THE MERGING COMPANIES	1. FORMA GIURIDICA, DENOMINAZIONE, SEDE STATUTARIA E ALTRE INFORMAZIONI RELATIVE ALLE SOCIETÀ PARTECIPANTI

1.1 The Transferee Company:	1.1 Società Incorporante:

GEORGIA WORLDWIDE PLC	GEORGIA WORLDWIDE PLC

•                               Public company limited by shares incorporated under and governed by the laws of England and Wales;

•                               registered office situated at 6th Floor, 11 Old Jewry, London EC2R 8DU, United Kingdom;

•                               share capital equal to £50,001, fully paid up, divided into 1 Subscriber Share with a nominal value of £1.00 and 50,000 sterling non-voting shares with a nominal value of £1.00 each;

•                               company number with the Registrar of Companies of England and Wales: 9127533.

•                               Società per azioni (public company limited by shares) costituita ai sensi della e regolata dalla legge inglese;

•                               sede legale in 6th Floor, 11 Old Jewry, Londra EC2R 8DU, Regno Unito;

•                               capitale sociale sottoscritto e versato £50.001, diviso in n. 1 Azione del Sottoscrittore del valore nominale di £1,00 e n. 50.000 azioni in sterline prive del diritto di voto del valore nominale di £1,00 ciascuna;

•                               numero di registrazione presso il Registro delle Società (Registrar of Companies) dell’Inghilterra e del Galles: n. 9127533.

1.2 The Transferor Company:	1.2 Società Incorporanda:

GTECH S.P.A.	GTECH S.P.A.

• Joint stock company (società per azioni) organised under and governed by the laws of the Republic of Italy; • registered office in Viale del Campo Boario 56/D, Rome (Italy);

•                                Società per azioni di diritto italiano;

•                                sede legale in Viale del Campo Boario 56/D, Roma (Italia);

•                                capitale sociale: deliberato euro 190.502.053,00, sottoscritto e versato euro 174.951.075,00; diviso in n. 174.951.075 azioni

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•                                share capital: authorised up to an amount equal to EUR 190,502,053.00, issued and fully paid for an amount equal to EUR 174,951,075.00 divided into 174,951,075 ordinary shares with a nominal value of EUR 1.00 each, listed on the Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A. (“MTA”);

•                                VAT, tax and registration number with the Companies’ Register of Rome: 08028081001;

•                                subject to direction and coordination by De Agostini S.p.A.

ordinarie del valore nominale di euro 1,00 ciascuna, quotate nel Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A. (“MTA”);

•                                partita IVA, codice fiscale e numero di iscrizione al Registro delle Imprese di Roma: 08028081001;

•                                soggetta ad attività di direzione e coordinamento di De Agostini S.p.A.

2. ARTICLES OF ASSOCIATION OF UKCO	2. STATUTO SOCIALE DI UKCO

2.1 The Current Articles of UKCo are attached to these Common Cross-Border Merger Terms as Schedule 1.	2.1 Lo Statuto Attuale di UKCo è allegato al presente Progetto Comune di Fusione Transfrontaliera quale Allegato 1.

2.2 At the GTECH Merger Effective Date (as defined below), UKCo will continue to have its registered office in the United Kingdom and therefore continue to be subject to the laws of England and Wales.	2.2 Alla Data di Efficacia della Fusione GTECH (come di seguito definita), UKCo manterrà la propria sede legale nel Regno Unito e continuerà, pertanto, ad essere una società retta dalla legge inglese.

The current company name of the Transferee Company is Georgia Worldwide Plc. UKCo’s name and/or its registered address (provided that it will remain in the United Kingdom) may be changed before the GTECH Merger Effective Date (as defined below) by a resolution of the UKCo board of directors and notice given to the Registrar of Companies of England and Wales. In this case the shareholders, creditors and other interested parties will be informed of the new name and/or new registered address through publication on the corporate website of GTECH.

L’attuale denominazione della Società Incorporante è Georgia Worldwide Plc. La denominazione sociale di UKCo e/o l’indirizzo della sua sede legale (fermo restando che la sede legale rimarrà nel Regno Unito), potranno essere modificati prima della Data di Efficacia della Fusione GTECH (come di seguito definita) con delibera del consiglio di amministrazione di UKCo e notifica al Registro delle Società (Registrar of Companies) dell’Inghilterra e del Galles. In tal caso gli azionisti, i creditori e ogni altro soggetto interessato saranno informati della nuova denominazione sociale e/o del nuovo indirizzo della sede legale mediante apposita

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comunicazione sul sito internet di GTECH.

2.3                      On the GTECH Merger Effective Date (as defined below), the Current Articles of UKCo will be replaced with the articles of association attached to these Common Cross-Border Merger Terms as Schedule 2 (the “Post-GTECH Merger Articles”).

2.3                      Alla Data di Efficacia della Fusione GTECH (come di seguito definita), lo Statuto Attuale di UKCo sarà sostituito da un nuovo testo, conforme al testo di statuto sociale allegato al presente Progetto Comune di Fusione Transfrontaliera quale Allegato 2 (lo “Statuto Post-Fusione GTECH”.

3. BENEFITS, IF ANY, GRANTED TO BOARD MEMBERS AND STATUTORY AUDITORS OF THE MERGING COMPANIES OR TO EXPERTS REPORTING ON THESE COMMON CROSS-BORDER MERGER TERMS

3.                             BENEFICI EVENTUALMENTE PROPOSTI IN FAVORE DEGLI AMMINISTRATORI E DEI SINDACI DELLE SOCIETÀ PARTECIPANTI ALLA FUSIONE O DEGLI ESPERTI CHE ESAMINANO IL PRESENTE PROGETTO COMUNE DI FUSIONE TRANSFRONTALIERA

3.1                      With respect to the GTECH Merger, no specific benefits shall be granted to any members of the administrative bodies, to supervisory members or statutory auditors of GTECH or UKCo, except as provided in the Post- GTECH Merger Articles with respect to the conventional indemnification obligations assumed by UKCo in favor of the directors and the insurance policies that will be activated by UKCo for this purpose, as specified in the Post- GTECH Merger Articles.

3.1                      In relazione alla Fusione GTECH, non sarà attribuito alcun vantaggio particolare a favore dei membri degli organi amministrativi o dei membri degli organi di controllo o dei sindaci di GTECH o di UKCo, ad eccezione di quanto previsto dallo Statuto Post-Fusione GTECH con riferimento agli usuali obblighi di indennizzo assunti dalla Società Incorporante nei confronti degli amministratori e delle polizze assicurative che verranno accese da UKCo a tal fine, come meglio specificato nello Statuto Post-Fusione GTECH.

3.2                      No specific benefits in connection with the GTECH Merger have been or will be provided to the expert appointed as joint independent expert pursuant to Article 9 of the Decree 108/08 and Regulation 9 of the UK Regulations (respectively). The expert will receive adequate remuneration in relation to the tasks performed by

3.2                      Nessun vantaggio particolare è stato o verrà riservato, in relazione alla Fusione GTECH, a favore dell’esperto congiunto indipendente incaricato ai sensi, rispettivamente, dell’Articolo 9 del D. Lgs. 108/08 e del Regolamento 9 del Regolamento UK. Esso riceverà una retribuzione adeguata alle mansioni svolte, secondo quanto

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it, in accordance with the terms agreed with GTECH and UKCo.	concordato con GTECH e UKCo.

4. EFFECTS OF THE GTECH MERGER	4. EFFETTI DELLA FUSIONE GTECH

On the GTECH Merger Effective Date (as defined below) and by virtue of the GTECH Merger:	Alla Data di Efficacia della Fusione GTECH (come di seguito definita) e per effetto della Fusione GTECH:

4.1 all of the assets and liabilities of GTECH will be transferred to UKCo;	4.1 tutte le attività e le passività di GTECH saranno assegnate a UKCo;

4.2 GTECH will be dissolved without going into liquidation;	4.2 GTECH sarà sciolta senza liquidazione;

4.3 GTECH shareholders will become shareholders of UKCo on the terms and subject to the conditions set out in these Common Cross-Border Merger Terms;	4.3 gli azionisti di GTECH diventeranno azionisti di UKCo ai termini e alle condizioni definite nel presente Progetto Comune di Fusione Transfrontaliera;

4.4 all legal proceedings pending, if any, by or against GTECH will be continued with the substitution of UKCo for GTECH as a party;	4.4 tutte le eventuali controversie pendenti proposte da o nei confronti di GTECH proseguiranno nei confronti di UKCo, che subentrerà quale parte a GTECH;

4.5                      every contract, agreement or instrument to which GTECH is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if (i) UKCo had been a party thereto instead of GTECH; (ii) for any reference (however worded and whether express or implied) to GTECH there were substituted a reference to UKCo; and (iii) any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of GTECH, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of UKCo or to

4.5                      ogni contratto, accordo o atto di cui GTECH è parte, nonostante qualsiasi disposizione contraria contenuta in tale contratto, accordo o atto, sarà interpretato e avrà effetto come se (i) UKCo sia parte di tale contratto, in luogo di GTECH; (ii) qualsiasi riferimento (comunque formulato, sia esplicito che implicito) a GTECH si intenderà fatto a UKCo; e (iii) ogni riferimento (comunque formulato, sia esplicito che implicito) ad amministratori, dirigenti, rappresentanti o dipendenti di GTECH o ad uno di essi, si intenderà, rispettivamente, fatto agli amministratori, dirigenti, rappresentanti o dipendenti di UKCo o al singolo amministratore,

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such director, officer, representative or employee of UKCo as UKCo nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of UKCo who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;

dirigente, rappresentante o dipendente di UKCo come da questa nominato per tale scopo o, in assenza di nomina, all’amministratore, dirigente, rappresentante o dipendente di UKCo che corrisponda maggiormente all’amministratore, dirigente, rappresentante o dipendente prima menzionato;

4.6                      every contract, agreement or instrument to which GTECH is a party will become a contract, agreement or instrument between UKCo and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between GTECH and the counterparty, and any money due and owing (or payable) by or to GTECH under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to UKCo instead of GTECH;

4.6                      qualsiasi contratto, accordo o atto di cui GTECH sia parte diverrà un contratto, un accordo o un atto tra UKCo e la controparte, fermi restando gli stessi diritti, obblighi, responsabilità e diritti accessori (inclusi i diritti di compensazione) che sarebbero stati applicabili se detto contratto, accordo o atto fosse ancora in vigore tra GTECH e la controparte, e qualunque corrispettivo dovuto (o esigibile) da ovvero a GTECH in virtù di tale contratto, accordo o atto sarà dovuto (o esigibile) da ovvero a UKCo in luogo di GTECH;

4.7 any offer made to or by GTECH before the GTECH Merger Effective Date (as defined below) will be construed and have effect, respectively, as an offer made to or by UKCo; and

4.7                      qualsiasi offerta fatta a ovvero da GTECH prima della Data di Efficacia della Fusione GTECH (come di seguito definita) sarà interpretata e avrà efficacia, rispettivamente, come una offerta fatta a ovvero da UKCo; e

4.8 the powers of attorney issued by GTECH shall remain valid and in force unless they are expressly revoked by UKCo.	4.8 le procure rilasciate da GTECH rimarranno valide ed efficaci, salvo che non siano espressamente revocate da UKCO.

5. EFFECTIVE DATE OF THE GTECH MERGER FROM A LEGAL AND ACCOUNTING PERSPECTIVE	5. DATA DI EFFICACIA DELLA FUSIONE GTECH AI FINI LEGALI E CONTABILI

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5.1                      Pursuant to Article 15 of Decree 108/08 and Regulation 16 of the UK Regulations and subject to the satisfaction or, if permitted, to the waiver of the conditions precedent referred to in Section 13.1 of these Common Cross-Border Merger Terms, the GTECH Merger shall be executed in accordance with and pursuant to the UK Regulations and will become effective on the date fixed by an order of the High Court of England and Wales, as the competent English authority (the “GTECH Merger Effective Date”).

5.1                      Ai sensi dell’Articolo 15 del D. Lgs. 108/08 e della Regulation 16 del Regolamento UK e subordinatamente all’avveramento o alla rinuncia, ove consentito, delle condizioni sospensive richiamate dal Paragrafo 13.1 del presente Progetto Comune di Fusione Transfrontaliera, la Fusione GTECH sarà eseguita in conformità con quanto previsto dal Regolamento UK e diverrà efficace alla data che sarà fissata con propria ordinanza dalla High Court of England and Wales quale competente autorità inglese (la “Data di Efficacia della Fusione GTECH”).

The UK Registrar of Companies will inform the Companies’ Register of Rome that the GTECH Merger has become effective. It is envisaged that the GTECH Merger will become effective during the first half of 2015.

Il UK Registrar of Companies informerà il Registro delle Imprese di Roma circa l’efficacia della Fusione GTECH. Si prevede che la Fusione GTECH diverrà efficace nel corso del primo semestre del 2015.

5.2                      The financial information in relation to the assets, liabilities and other legal obligations of GTECH will be reflected in the accounts and other financial reports of UKCo as of the GTECH Merger Effective Date, that is the date of issuance of the shares for the purpose of the GTECH Merger and accordingly also the accounting effects of the GTECH Merger will be recognized in UKCo’s accounts from such date. The transactions of GTECH will be treated as transactions of UKCo for accounting purposes from such date, for the purposes of the separate financial statements, and from 1 January of the period prior to the effectiveness of the GTECH Merger for the purposes of the consolidated financial statements. For a detailed description of the accounting treatment of the GTECH Merger reference is to be made to the directors’ reports prepared by the administrative

5.2                      Le informazioni finanziarie relative alle attività, alle passività e alle altre obbligazioni di GTECH saranno riflesse nei bilanci e nelle altre relazioni finanziarie di UKCo a partire dalla Data di Efficacia della Fusione GTECH, data in cui saranno emesse le azioni a servizio della Fusione GTECH e, pertanto, anche gli effetti contabili della Fusione GTECH decorreranno da tale data. Le operazioni di GTECH saranno trattate a fini contabili come operazioni di UKCo a decorrere da tale data, ai fini del bilancio separato, e dal 1 gennaio dell’esercizio precedente a quello di efficacia della Fusione GTECH ai fini del bilancio consolidato. Si rinvia alla relazione predisposta dagli organi amministrativi delle Società per una descrizione analitica del trattamento contabile della Fusione GTECH.

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bodies of each of the Companies.

6. TERMS RELATING TO THE ALLOTMENT AND ISSUE OF UKCO SHARES IN CONSIDERATION FOR THE CANCELLATION OF GTECH SHARES	6. TERMINI DELL’ASSEGNAZIONE E DELL’EMISSIONE DELLE AZIONI DI UKCO A FRONTE DELLA CANCELLAZIONE DELLE AZIONI GTECH

6.1                      Given that there are no classes of shares other than ordinary shares in GTECH, and no convertible bonds have been issued by GTECH, all outstanding shares in GTECH at the GTECH Merger Effective Date, including all GTECH ordinary shares held in treasury, will be cancelled by operation of law. In consideration for the cancellation of the GTECH ordinary shares, UKCo will allott and issue one UKCo ordinary share for each ordinary share in GTECH - other than GTECH ordinary shares held in treasury that therefore will be cancelled without exchange - on the basis of the exchange ratio as set out in Section 7.1 below.

6.1                      Premesso che non esistono azioni di categorie diverse dalle ordinarie né obbligazioni convertibili in azioni emesse da GTECH, tutte le azioni GTECH in circolazione alla Data di Efficacia della Fusione GTECH, ivi incluse le azioni proprie detenute da GTECH, saranno annullate in conformità alle disposizioni di legge. A fronte dell’annullamento delle azioni ordinarie GTECH, UKCo emetterà ed assegnerà una azione ordinaria UKCo per ogni azione ordinaria GTECH - ad eccezione delle azioni proprie detenute da GTECH che pertanto verranno annullate senza concambio - sulla base del rapporto di cambio, come illustrato nel successivo Paragrafo 7.1.

6.2                      The UKCo ordinary shares being allotted and issued in connection with the GTECH Merger will be listed, upon the completion of the Transaction, on the New York Stock Exchange (“NYSE”) and will be allotted and issued in dematerialized form and delivered to the beneficiaries through the centralized clearing system with effect from the GTECH Merger Effective Date. Further information on the conditions and procedure for the allotment and issue of the UKCo ordinary shares shall be communicated publicly in a notice published on the website of GTECH (www.gtech.com), as well as in the daily newspaper Il Sole 24Ore. The shareholders of GTECH will not incur any direct out-of-pocket costs in relation to the

6.2                      Le azioni ordinarie UKCo emesse ed assegnate in occasione della Fusione GTECH saranno ammesse a quotazione sul New York Stock Exchange (“NYSE”) subordinatamente al perfezionamento dell’Operazione e saranno emesse in regime di dematerializzazione ed assegnate agli azionisti beneficiari attraverso il sistema di gestione accentrata, con effetto a partire dalla Data di Efficacia della Fusione GTECH. Ulteriori informazioni sulle condizioni e sulla procedura per l’assegnazione delle azioni ordinarie UKCo saranno comunicate al mercato attraverso un avviso pubblicato sul sito internet di GTECH (www.gtech.com), nonché sul quotidiano Il Sole 24Ore. Gli azionisti di GTECH non sosterranno alcun

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GTECH Merger. UKCo shares received by GTECH shareholders at the GTECH Merger Effective Date would be deemed to have, for Italian tax purposes, the same aggregate tax basis as the GTECH ordinary shares held by those shareholders prior to the GTECH Merger Effective Date.

costo in relazione all’assegnazione delle azioni. Alla Data di Efficacia della Fusione GTECH, le azioni di UKCo che dovranno essere emesse e assegnate ai titolari di azioni ordinarie di GTECH avranno, ai fini fiscali italiani, complessivamente lo stesso valore fiscalmente riconosciuto alle azioni ordinarie di GTECH possedute dai predetti azionisti prima della Data di Efficacia della Fusione GTECH.

6.3                      With reference to the GTECH Merger, other than beneficiaries of stock option and restricted stock plans adopted by GTECH and referred to in Section 6.4 below, there are no persons, other than GTECH shareholders, or holders of rights in rem on the GTECH shares other than GTECH shareholders, who have special rights against GTECH such as rights to participate in profit distributions or rights to acquire or subscribe for newly issued shares in the capital of GTECH. Therefore, no such special rights will be granted by UKCo.

6.3                      Con riferimento alla Fusione GTECH, fatta eccezione per i beneficiari dei piani di stock option e di restricted stock adottati da GTECH, di cui al successivo Paragrafo 6.4, non vi sono persone, diverse dagli azionisti di GTECH, ovvero dai titolari di diritti reali sulle azioni di GTECH diversi dagli azionisti di GTECH, che possano vantare diritti speciali nei confronti di GTECH, quali diritti particolari alla distribuzione degli utili ovvero all’acquisto e/o alla sottoscrizione di azioni di nuova emissione di GTECH. Pertanto, UKCo non dovrà riconoscere diritti particolari.

6.4                      As illustrated, UKCo currently has in issue one Subscriber Share with a nominal value of £1 and 50,000 sterling non-voting shares with a nominal value of £1 each. At the GTECH Merger Effective Date, (i) the Subscriber Share will be acquired for nil consideration by UKCo immediately prior to the issuance of ordinary shares and Special Voting Shares (as defined below) pursuant to the GTECH Merger, and (ii) the 50,000 sterling non voting shares will continue to be held by the Sterling Shareholder.

6.4                      Come detto, alla data odierna, UKCo ha emesso una Azione del Sottoscrittore del valore nominale di £1 e n. 50.000 azioni in sterline prive del diritto di voto del valore nominale di £1 ciascuna. Alla Data di Efficacia della Fusione, (i) l’Azione del Sottoscrittore sarà acquisita a titolo gratuito e annullata da UKCo immediatamente prima dell’emissione delle azioni ordinarie e delle Special Voting Shares (come di seguito definite) in relazione alla Fusione GTECH e (ii) le 50.000 azioni in sterline prive del diritto di voto continueranno ad essere detenute dall’Azionista Titolare delle Azioni in Sterline.

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At the GTECH Merger Effective Date, UKCo will allot and issue ordinary shares as necessary in exchange for the outstanding GTECH shares at the GTECH Merger Effective Date, on the basis of the exchange ratio set forth under Section 7.1, taking into account the number of any GTECH shares issued upon execution of any increase in share capital by GTECH until the GTECH Merger Effective Date, provided that any treasury shares held by GTECH at the GTECH Merger Effective Date shall be cancelled without exchange.

Alla Data di Efficacia della Fusione GTECH, UKCo emetterà tante azioni ordinarie quante ne serviranno per concambiare le azioni GTECH in circolazione alla Data di Efficacia della Fusione GTECH, sulla base del rapporto di cambio, illustrato nel successivo Paragrafo 7.1, tenuto conto del numero di azioni GTECH che potrebbero essere eventualmente emesse in esecuzione di aumenti di capitale di GTECH fino alla Data di Efficacia della Fusione, fermo restando che non saranno emesse azioni ordinarie da UKCo in cambio delle azioni proprie eventualmente detenute da GTECH alla Data di Efficacia della Fusione GTECH che, come detto, saranno annullate.

UKCo will issue, in addition to the ordinary shares, special voting shares (“Special Voting Shares”), pursuant to a loyalty scheme to be established for UKCo shareholders, in a number equal to the number of ordinary shares issued by UKCo pursuant to the GTECH Merger. The Special Voting Shares will be issued to a Nominee, as defined in the Post-GTECH Merger Articles.  Any shareholder that maintains ownership of one or more UKCo ordinary shares for a continuous period of three years following the GTECH Merger Effective Date, will be entitled, upon election, to direct the exercise of voting rights in an equal number of Special Voting Shares (such shareholders being “Entitled Shareholders”). The characteristics of the Special Voting Shares are specified in the Post-GTECH Merger Articles; in particular, the Special Voting Shares (i) are not entitled to any economic rights (except an amount of US$1 in aggregate on a return of capital on a winding up); (ii) carry 0.9995 votes for every Special Voting Share; (iii) may not be transferred other than in accordance with the provisions of the

UKCo emetterà, in aggiunta alle azioni ordinarie, anche azioni a voto speciale (“Special Voting Shares”) ai sensi di un programma di fidelizzazione predisposto per gli azionisti di UKCo, in un numero uguale al numero di azioni ordinarie emesse da UKCo in conseguenza della Fusione GTECH. Le Special Voting Shares verranno assegnate ad un Nominee, come definito nello Statuto Post-Fusione GTECH. L’azionista che mantenga la titolarità di una o più azioni ordinarie di UKCo per un periodo continuativo di tre anni, successivi alla Data di Efficacia della Fusione, avrà diritto, ove così abbia scelto, ad esercitare diritti di voto in numero eguale alle Special Voting Shares (tali azionisti definiti “Azionisti Legittimati”). Le caratteristiche delle Special Voting Shares sono specificate nello Statuto Post-Fusione GTECH; in particolare, le Special Voting Shares (i) non sono fornite di diritti patrimoniali (fatta eccezione per un valore complessivo di US$1 in sede di rimborso del capitale in caso di liquidazione); (ii) sono fornite del diritto di voto nella misura di 0,9995 voti per ciascuna Special

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Post-GTECH Merger Articles and the Loyalty Plan as defined in the Post-GTECH Merger Articles; and (iv) may be purchased or redeemed by UKCo and may be subject to reduction in accordance with the provisions of the Post-GTECH Merger Articles. In addition, Entitled Shareholders must direct the exercise of votes attaching to each of their Special Voting Shares in the same way as they exercise the vote attaching to the associated ordinary share.

Voting Shares; (iii) non potranno essere trasferite se non in conformità a quanto previsto nello Statuto Post-Fusione GTECH e nel Loyalty Plan come definito nello Statuto Post-Fusione GTECH; e (iv) potranno essere acquistate o riscattate da UKCo ovvero potranno essere oggetto di riduzione in conformità a quanto previsto nello Statuto Post-Fusione GTECH. Inoltre, gli Azionisti Legittimati dovranno dare istruzioni per l’esercizio del diritto di voto relativo a ciascuna Special Voting Shares agli stessi spettante conformi al modo in cui esercitano il diritto di voto relativo alla corrispondente azione ordinaria.

For completeness, at the GTECH Merger Effective Date, or immediately thereafter, UKCo shall allot and issue additional ordinary shares to IGT shareholders for the purposes of the Transaction and shall allot and issue to the Nominee an equal number of Special Voting Shares, as illustrated in the report of GTECH Board of Directors.

Per completezza si segnala che alla Data di Efficacia della Fusione, o immediatamente dopo, UKCo emetterà ulteriori azioni ordinarie in favore degli azionisti IGT ai fini dell’Operazione nonché Special Voting Shares in favore del Nominee in misura uguale a dette azioni ordinarie, come specificato nella relazione del Consiglio di Amministrazione di GTECH.

It should be noted that, before the GTECH Merger Effective Date,  the UKCo directors and/or GTECH (as the sole shareholder entitled to vote) are expected to pass certain resolutions in order to, among other matters, authorize the UKCo directors to carry out the actions required of UKCO in relation to the Transaction including: (i) the authority for the directors of UKCo to allot and issue inter alia, (a) ordinary shares to be issued to GTECH shareholders (as indicated above) and IGT shareholders who are entitled to receive UKCo shares pursuant to the Transaction; (b) Special Voting Shares (as described above), (c) ordinary shares for the purposes of the stock plans referred to in Section 10 below and

Si precisa che, prima della Data di Efficacia della Fusione GTECH, gli amministratori di UKCo e/o GTECH (in qualità di azionista unico di UKCo munito del diritto di voto) adotteranno le delibere necessarie, tra l’altro, ad autorizzare gli amministratori di UKCo a porre in essere le azioni necessarie all’attuazione dell’Operazione ivi incluso (i) il potere per gli amministratori di UKCo di emettere ed assegnare, tra l’altro, (a) azioni ordinarie da emettere in favore degli azionisti GTECH (secondo quanto sopra specificato) e degli azionisti IGT che abbiano diritto all’assegnazione di azioni UKCo secondo quanto previsto dall’Operazione, (b) Special Voting Shares (come sopra precisato), (c) azioni ordinarie a servizio dei piani di

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(d) ordinary shares for the purposes of certain conditions of the non-convertible “750,000,000 Subordinated Interest-Deferrable Capital Securities due 2066” issued by GTECH, which will be assumed by UKCo as of the GTECH Merger Effective Date; (ii) approval of the UKCo reduction of capital following the GTECH Merger Effective Date (if applicable); and (iii) the authority for the directors of UKCo to enter into certain off-market buyback contracts.

incentivazione azionaria di cui al successivo Paragrafo 10 e (d) azioni ordinarie al servizio di talune clausole del prestito obbligazionario non convertibile emesso da GTECH, denominato “750,000,000 Subordinated Interest-Deferrable Capital Securities due 2066”, che sarà assunto da UKCo alla Data di Efficacia della Fusione; (ii) approvazione della riduzione del capitale successivamente alla Data di Efficacia della Fusione GTECH (ove applicabile); e (iii) l’autorizzazione agli amministratori di UKCo a stipulare contratti per l’acquisto di azioni proprie fuori mercato.

7. THE SHARE EXCHANGE RATIO	7. RAPPORTO DI CAMBIO

7.1                    As a result of the GTECH Merger becoming effective, each holder of one or more ordinary shares in the share capital of GTECH as of the time of the GTECH Merger Effective Date shall be allotted and issued one UKCo ordinary for each ordinary share in GTECH held by such holder (the “Exchange Ratio”).

7.1                    Come conseguenza dell’efficacia della Fusione GTECH, ciascun titolare di azioni GTECH riceverà alla Data di Efficacia della Fusione GTECH una azione ordinaria UKCo per ogni azione ordinaria di GTECH dallo stesso detenuta (il “Rapporto di Cambio”).

7.2                    No cash adjustments shall be made by UKCo to the benefit of GTECH shareholders in respect of their GTECH shares or the transfer of GTECH’s assets and liabilities to UKCo pursuant to the GTECH Merger.

7.2                    Nessun conguaglio in denaro sarà corrisposto da UKCo agli azionisti GTECH in relazione alle loro azioni GTECH o al trasferimento delle attività e delle passività di GTECH a UKCo a seguito della Fusione GTECH.

7.3                     At the joint request of GTECH and UKCo to the High Court of England and Wales, Grant Thornton UK LLP has been appointed as independent expert for the preparation of a report in relation to, amongst other things, the reasonableness of the Exchange Ratio in accordance with Regulation 9 of the UK Regulations and Article 9 of Decree no. 108/08. Once released, this report will be made

7.3                    Su richiesta congiunta di GTECH e di UKCo alla High Court of England and Wales, Grant Thornton UK LLP è stata nominata quale esperto indipendente per la predisposizione di una relazione concernente, tra l’altro, la congruità del Rapporto di Cambio ai sensi della Regulation 9 del Regolamento UK e dell’Articolo 9 del D. Lgs. 108/08. Tale relazione, una volta rilasciata, sarà messa a

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available to the shareholders and the public in accordance with applicable laws and regulations.	disposizione degli azionisti e del pubblico ai sensi delle applicabili disposizioni legislative e regolamentari.

7.4                    With reference to the provisions of Article 10 of Decree 108/2008, the laws applicable to the merging companies in the GTECH Merger do not provide any procedure to control or adjust the exchange ratio or a procedure to compensate minority shareholders without preventing the registration of the GTECH Merger in the Companies’ Register of Rome.

7.4                    Con riferimento a quanto disposto dall’Articolo 10 del D.Lgs. 108/08, le leggi applicabili alle società partecipanti alla Fusione GTECH non prevedono una procedura di controllo o modifica del rapporto di cambio o di compensazione dei soci di minoranza senza che ciò impedisca l’iscrizione della Fusione GTECH nel Registro delle Imprese di Roma.

8. DATE FROM WHICH THE UKCO ORDINARY SHARES WILL CARRY THE ENTITLEMENT TO PARTICIPATE IN THE PROFITS OF UKCO	8. DATA DI GODIMENTO DELLE AZIONI ORDINARIE UKCO AI FINI DELLA PARTECIPAZIONE AGLI UTILI

The UKCo ordinary shares to be issued pursuant to the share exchange ratio will be fully paid and rank pari passu in all respect with all other UKCo ordinary shares and will carry the entitlement to participate in the profits that may be distributed by UKCo from 1 January of the fiscal year of the GTECH Merger Effective Date, which is expected to be 2015. No special rights or conditions to dividends will be granted in connection with the GTECH Merger. No particular conditions are envisaged with respect to the dividend rights.

Le azioni ordinarie di UKCo da emettere a servizio del rapporto di cambio saranno interamente liberate e di pari grado alle altre azioni ordinarie di UKCo ed attribuiranno il diritto alla partecipazione agli utili eventualmente distribuiti da UKCo a partire dal 1 gennaio dell’anno in cui cadrà la Data di Efficacia della Fusione GTECH, che si prevede possa aver luogo nel 2015. Non sono previste modalità particolari relative al diritto di partecipazione agli utili.

In addition, following completion of the Transaction, it is expected that UKCo will implement a Court-approved capital reduction in order to create distributable reserves in the accounts of UKCo to support the payment of possible future dividends.

Si rende inoltre noto che, successivamente al completamento dell’Operazione, UKCo potrebbe eseguire una riduzione del capitale sociale approvata dalla Corte allo scopo di creare nel bilancio di UKCo una riserva distribuibile al fine di supportare il pagamento di futuri eventuali dividendi.

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9. EXPECTED EFFECTS OF THE GTECH MERGER ON EMPLOYMENT	9. PROBABILI RIPERCUSSIONI DELLA FUSIONE GTECH SULL’OCCUPAZIONE

Upon completion of the Italian Reorganization, as defined and illustrated in the report on the GTECH Merger prepared by the Board of Directors of GTECH, the employment contracts existing at the date of these Common Cross-Border Merger Terms with GTECH will continue on the same terms and conditions with the company/companies through which GTECH will execute the Italian Reorganization. Therefore the GTECH Merger is not expected to have any material consequences on the employees of GTECH. UKCo does not currently have any employees.

All’esito della Riorganizzazione Italiana, come definita e illustrata nella relazione sulla Fusione GTECH predisposta dal Consiglio di Amministrazione di GTECH, i rapporti di lavoro dipendente intercorrenti alla data del presente Progetto Comune di Fusione Transfrontaliera con GTECH proseguiranno agli stessi termini e condizioni con la/le società mediante le quali verrà data esecuzione alla Riorganizzazione Italiana. Pertanto non si prevede che la Fusione GTECH abbia effetti significativi sui dipendenti di GTECH. Attualmente UKCo non ha alcun dipendente.

Prior to completion of the Transaction, GTECH will commence, and following completion UKCo will continue, a comprehensive evaluation of the operations of the entity resulting from the combination with IGT and will identify the best way to integrate the organizations in order to further improve UKCo’s ability to serve its customers, as well as achieve revenue and cost synergies. Until these evaluations and integration plans have been completed, GTECH is not in a position to comment on prospective potential impacts upon employment or locations. Based upon GTECH’s experience in acquisitions, a reduction in headcount for the combined group stemming from the elimination of duplicative activities, functions, or facilities could take place.

Prima del completamento dell’Operazione, GTECH avvierà una valutazione ad ampio spettro, che sarà poi proseguita da UKCo, delle attività della realtà risultante dall’aggregazione con IGT e identificherà le iniziative da adottare per la migliore integrazione delle diverse organizzazioni al fine di aumentare ulteriormente la capacità di UKCo di assistere la propria clientela e di realizzare sinergie di costi e di ricavi. Fino al completamento della valutazione e dei piani di integrazione menzionati, non è possibile anticipare gli eventuali impatti che potrebbero derivarne sulla forza lavoro o sulle sedi lavorative. Alla luce dell’esperienza maturata da GTECH in operazioni di acquisizione, si potrà verificare una riduzione del numero complessivo di dipendenti del gruppo risultante dall’aggregazione a seguito dell’eliminazione di duplicazioni di attività, funzioni o apparati.

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In relation to the Italian Reorganization as defined and illustrated in the report on the GTECH Merger prepared by the Board of Directors of GTECH, and the GTECH Merger, GTECH will carry out the consultation procedure set out under Article 47 of Italian law no. 428 of 29 December 1990, as amended.

In relazione alla Riorganizzazione Italiana, come definita e illustrata nella relazione sulla Fusione GTECH predisposta dal Consiglio di Amministrazione di GTECH, e alla Fusione GTECH, GTECH avvierà la procedura di consultazione prevista dall’Articolo 47 della legge italiana n. 428 del 29 dicembre 1990, come modificata.

In addition, in accordance with the provisions of Article 8 of Decree 108/08, the GTECH directors report will be sent to the representatives of GTECH employees at least 30 days prior to the extraordinary shareholders’ meeting of GTECH called for the approval of the GTECH Merger (the “GTECH Extraordinary Shareholders’ Meeting”).

Inoltre, secondo quanto previsto dall’Articolo 8 del D. Lgs. 108/08, la relazione illustrativa predisposta dal Consiglio di Amministrazione di GTECH sarà inviata ai rappresentanti dei dipendenti di GTECH almeno 30 giorni prima dell’assemblea straordinaria degli azionisti di GTECH convocata al fine di approvare la Fusione GTECH (l’”Assemblea Straordinaria GTECH”).

GTECH has adopted certain stock plans (stock option plans and restricted share plans) in favour of officers and employees of the companies belonging to its group. There are currently stock option plans (2009-2015, 2010-2016, 2011-2017, 2012-2018, 2013-2019, 2014-2020 plans) and restricted stock plans (2011-2015, 2012-2016, 2013-2017, 2014-2018 plans). Subject to the completion of the GTECH Merger, for each and every right held in accordance with the aforesaid stock option and restricted share plans referenced to GTECH ordinary shares, beneficiaries of the plans will be granted similar rights referenced to an adequate number of ordinary shares of UKCo from the GTECH Merger Effective Date, subject to the revision, as the case may be, of the performance targets for any options not yet vested.

GTECH ha adottato alcuni piani di incentivazione su base azionaria (piani di stock option e di restricted share) in favore di dirigenti e dipendenti delle società facenti parte del proprio gruppo. Sono attualmente in essere piani di incentivazione su base azionaria che prevedono l’assegnazione ai beneficiari di stock option (piani 2009-2015, 2010-2016, 2011-2017, 2012-2018, 2013-2019, 2014-2020) e di restricted stock (piani, 2011-2015, 2012-2016, 2013-2017, 2014-2018). Subordinatamente al completamento della Fusione GTECH, per ogni diritto detenuto ai sensi dei suddetti piani di stock option e di restricted share con riferimento ad azioni ordinarie GTECH, i beneficiari dei piani riceveranno un diritto analogo con riferimento ad un numero adeguato di azioni ordinarie UKCo con efficacia a partire dalla Data di Efficacia della Fusione GTECH, salvo l’adeguamento, se del caso, degli obiettivi di performance per le opzioni non ancora maturate.

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10. EMPLOYEE PARTICIPATION	10. COINVOLGIMENTO DEI LAVORATORI

Article 19 of Decree 108/08 regulating participation of employees is not applicable to the GTECH Merger as UKCo as the transferee company in the GTECH Merger is not an Italian company and neither GTECH nor UKCo have an employee participation system within the meaning of EU Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies.

L’Articolo 19 del D. Lgs. 108/08, che regola la partecipazione dei dipendenti, non trova applicazione con riferimento alla Fusione GTECH poiché UKCo, quale società incorporante nel contesto della Fusione GTECH, non è una società italiana e, inoltre, né GTECH né UKCo sono amministrate in regime di partecipazione dei dipendenti ai sensi della Direttiva 2005/56/CE del 26 ottobre 2005 sulle fusioni transfrontaliere di società di capitali.

In addition, given that UKCo does not currently have any employees or an employee participation system within the meaning of EU Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies, it is not required to make arrangements for the participation of employees pursuant to Part 4 of the UK Regulations.

In aggiunta, dato che UKCo attualmente non ha alcun dipendente o alcun sistema di partecipazione dei lavoratori ai sensi di quanto statuito dalla Direttiva 2005/56/EC del 26 Ottobre 2005 sulle fusioni transfrontaliere delle società di capitali, non è richiesta alcuna intesa per la partecipazione dei lavoratori secondo la Parte 4 del Regolamento UK.

In light of the above, no special negotiation body will be set up and no other action whatsoever will be taken with regard to employee participation in connection with the GTECH Merger.

Alla luce di quanto sopra, non dovranno essere costituiti particolari organismi ai fini della negoziazione, né altre azioni di qualsivoglia natura dovranno essere intraprese con riferimento alla partecipazione dei dipendenti nell’ambito della prospettata Fusione GTECH.

11. EVALUATION OF THE ASSETS AND LIABILITIES TO BE TRANSFERRED TO UKCO AND DATE OF THE FINANCIAL STATEMENT OF EACH MERGING COMPANY	11. VALUTAZIONE DELLE ATTIVITÀ E PASSIVITÀ CHE DOVRANNO ESSERE TRASFERITE A UKCO E DATA DI RIFERIMENTO DELLA SITUAZIONE PATRIMONIALE DI CIASCUNA SOCIETA’ PARTECIPANTE

11.1 As regards to the evaluation of the assets and liabilities of GTECH	11.1 Per quanto riguarda la valutazione degli elementi patrimoniali attivi e

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to be transferred to UKCo as the Transferee Company in the GTECH Merger, reference is to be made to the directors’ reports prepared by the administrative bodies of each of the Companies. These assets and liabilities are indicated in the half-yearly financial report 2014, approved by the GTECH Board of Directors on July 31, 2014, representing the merger financial statements for GTECH pursuant to Article 2501-quater, second paragraph of the Italian Civil Code.

passivi di GTECH che saranno assegnati a UKCo, quale Società Incorporante nella Fusione GTECH, si fa riferimento alle relazioni illustrative predisposte dagli organi amministrativi di ciascuna delle Società. Tali elementi patrimoniali attivi e passivi sono indicati nella relazione finanziaria semestrale 2014, approvata dal Consiglio di Amministrazione di GTECH in data 31 luglio 2014 che costituisce la situazione patrimoniale di fusione per GTECH ai sensi dell’Articolo 2501-quater, secondo comma, c.c.

11.2             The terms and conditions of the GTECH Merger have been determined based on the half-yearly financial report dated 30 June 2014 of GTECH (as indicated above) and the relevant financial statement of UKCo dated 31 August 2014.

11.2             I termini e condizioni della Fusione GTECH sono stati determinati sulla base della relazione finanziaria semestrale del 30 giugno 2014 di GTECH (come sopra specificato) e della situazione patrimoniale di UKCo alla data del 31 agosto 2014.

12. CASH EXIT RIGHTS FOR GTECH SHAREHOLDERS	12. DIRITTO DI RECESSO DEGLI AZIONISTI DI GTECH

12.1             GTECH shareholders who do not vote in favour of these Common Cross-Border Merger Terms (the “Shareholders Entitled to Cash Exit Rights”) will be entitled to exercise their cash exit rights pursuant to:

12.1             Gli azionisti di GTECH che non votino a favore del presente Progetto Comune di Fusione Transfrontaliera (gli “Azionisti Legittimati al Recesso”) saranno legittimati ad esercitare il loro diritto di recesso ai sensi:

(i)                          Article 2437, paragraph 1, letter (a) of the Italian Civil Code, as a consequence of UKCo’s nature as a holding company;

(ii)                      Article 2437, paragraph 1, letter (c) of the Italian Civil Code, given that GTECH’s registered office is to be transferred outside Italy;

(iii)                  Article 2437-quinquies of the Italian Civil Code, given that GTECH’s shares will be delisted from a regulated market; and

(iv)                   Article 5 of Decree 108/08, given that UKCo is subject to the laws of a country other than Italy (i.e. the law of England and

(i)                          dell’Articolo 2437, comma 1, lettera (a) del Codice Civile, in conseguenza della natura di holding di UKCo;

(ii)                      dell’Articolo 2437, comma 1, lettera (c) del Codice Civile, in quanto la sede legale di GTECH sarà trasferita fuori dall’Italia;

(iii)                  dell’Articolo 2437-quinquies del Codice Civile, in quanto le azioni di GTECH saranno escluse dalla quotazione in un mercato regolamentato; e

(iv)                   dell’Articolo 5 del D. Lgs. 108/08, in quanto UKCo è

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Wales).	soggetta al diritto di un paese diverso dall’Italia (cioè, al diritto inglese).

Given that those events will only occur upon the completion of the GTECH Merger, the cash exit rights exercised by GTECH shareholders is subject to the condition precedent of the High Court of England and Wales making its order approving the completion of the GTECH Merger and fixing the Effective Date of GTECH Merger, and such order not having been cancelled or withdrawn.

Poiché i suddetti eventi avranno luogo dopo il perfezionamento della Fusione GTECH, l’efficacia del recesso esercitato da parte degli azionisti di GTECH è sospensivamente condizionata alla circostanza che la High Court of England and Wales rilasci l’ordinanza di approvazione del completamento della Fusione GTECH e di fissazione della Data di Efficacia della Fusione GTECH, e che tale ordinanza non sia stata annullata o revocata.

12.2             In accordance with Article 2437-bis of the Italian Civil Code, Shareholders Entitled to Cash Exit Rights may exercise their cash exit rights, in relation to some or all of their shares, by sending a notice via registered mail to the registered office of GTECH no later than fifteen days following registration with the Companies’ Register of Rome of the minutes of the GTECH Extraordinary Shareholders’ Meeting which approves the GTECH Merger Terms. Notice of the registration will be published in the daily newspaper Il Sole 24Ore and on GTECH’s website (www.gtech.com).

12.2             Ai sensi dell’Articolo 2437-bis del Codice Civile, gli Azionisti Legittimati al Recesso potranno esercitare il loro diritto di recesso, in relazione a parte o a tutta la partecipazione detenuta, inviando una comunicazione a mezzo raccomandata A/R alla sede legale di GTECH non oltre 15 giorni successivi all’iscrizione presso il Registro delle Imprese di Roma della delibera assembleare di approvazione del Progetto di Fusione. La notizia dell’avvenuta iscrizione sarà pubblicata sul quotidiano Il Sole 24Ore e sul sito internet di GTECH.

12.3             In accordance with Article 2437-ter of the Italian Civil Code, the redemption price payable to shareholders exercising cash exit rights will be equivalent to the arithmetic average of the daily closing price of GTECH ordinary shares (as calculated by Borsa Italiana S.p.A.) for the six-month period prior to the date of publication of the notice of the GTECH Extraordinary Shareholders’ Meeting at which the resolution upon the approval of these Common Cross-Border Merger Terms triggering such rights was passed. GTECH

12.3             Ai sensi dell’Articolo 2437-ter del Codice Civile, il prezzo di liquidazione da riconoscere agli azionisti che abbiano esercitato il diritto di recesso sarà equivalente alla media aritmetica del prezzo di chiusura delle azioni ordinarie di GTECH (come calcolato da Borsa Italiana S.p.A.) nei 6 mesi che precedono la pubblicazione dell’avviso di convocazione dell’Assemblea Straordinaria GTECH che abbia adottato la delibera di approvazione del presente Progetto Comune di Fusione Transfrontaliera la quale ha

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will provide shareholders with information relating to the redemption price in accordance with applicable laws and regulations.	legittimato l’esercizio del diritto di recesso. GTECH informerà gli azionisti circa il prezzo di liquidazione ai sensi delle applicabili disposizioni legislative e regolamentari.

12.4             Once the fifteen-day exercise period, indicated under Section 12.2 above, has expired and before the GTECH Merger becomes effective, the shares with respect to which exit rights have been exercised will be offered by GTECH to its existing shareholders and subsequently, if any of such shares remained unsold, they will be offered on the market for at least one trading day and the unsold shares, if any, will be eventually acquired by GTECH. The above offer and sale procedure will be conditional upon the High Court of England and Wales making its order approving the completion of the GTECH Merger and fixing the Effective Date of GTECH Merger, and such order not having been cancelled or withdrawn.

12.4             Una volta scaduto il periodo di 15 giorni di cui al superiore Paragrafo 12.2 e prima che la Fusione GTECH diventi efficace, le azioni in relazione alle quali sia stato esercitato il diritto di recesso saranno offerte agli altri azionisti e, successivamente, le azioni invendute saranno offerte sul mercato per almeno un giorno di negoziazione, nonché, per la eventuale differenza, acquistate da GTECH. La suddetta procedura di offerta e vendita sarà condizionata alla circostanza che la High Court of England and Wales rilasci l’ordinanza di approvazione del completamento della Fusione GTECH e di fissazione della Data di Efficacia della Fusione GTECH e che tale ordinanza non sia stata annullata o revocata.

12.5             Therefore, the transfer to the relevant purchasers of GTECH shares for which cash exit rights have been exercised, as well as the payment to shareholders who exercised cash exit rights, through the relevant depositaries, of the cash exit price, will take place only once the aforesaid condition precedent is fulfilled.

12.5             Pertanto, il trasferimento delle azioni GTECH oggetto di recesso ai relativi acquirenti, nonché il pagamento agli azionisti recedenti del valore di liquidazione delle azioni oggetto di recesso, per il tramite dei rispettivi intermediari depositari, avverranno solo all’esito dell’avveramento di tale condizione.

12.6             Given that the exercise of the cash exit rights by GTECH shareholders is subject to the aforesaid condition precedent, in the event that such condition is not satisfied the GTECH Merger shall not be completed and the shares will continue to be held by the shareholders who exercised such rights; no payment will be made to such shareholders and GTECH’s shares will not be delisted

12.6             Poiché l’efficacia del recesso da parte degli azionisti di GTECH è subordinata alla suddetta condizione sospensiva, qualora tale condizione non risulti soddisfatta non si procederà al completamento della Fusione GTECH e le azioni rimarranno di proprietà degli azionisti che abbiano esercitato il recesso; detti azionisti non avranno diritto ad alcun pagamento e le azioni

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from the MTA.	GTECH non saranno revocate dalla quotazione dal MTA.

13. PRE-MERGER FORMALITIES, REQUIRED APPROVALS AND CONDITIONS	13. FORMALITÀ PRELIMINARI ALLA FUSIONE, APPROVAZIONI E CONDIZIONI

13.1 The GTECH Merger is subject to the conditions precedent referred to in the reports of the administrative bodies; in addition the GTECH Merger cannot be completed until:	13.1 La Fusione GTECH è subordinata alle condizioni sospensive indicate nelle relazioni degli organi amministrativi ed inoltre la Fusione GTECH non sarà efficace se non successivamente:

(i)                          a declaration has been received from the Court of Rome, declaring that no creditor has opposed the GTECH Merger under Article 2503 of the Italian Civil Code or, in case of any opposition proposed within 60 days from the date of registration with the Register of Companies of Rome of the resolution of approval of these Common Cross-Border Merger Terms at the GTECH Extraordinary Shareholders’ Meeting, a deposit with a bank of the amount required to satisfy possible claims by creditors of GTECH which might have opposed the GTECH Merger, without prejudice to the provisions under Article 2503 of the Italian Civil Code; and

(i)                          al ricevimento di una dichiarazione del Tribunale di Roma, che affermi che nessun creditore ha proposto opposizione alla Fusione GTECH ai sensi dell’Articolo 2503 del Codice Civile o, nel caso in cui sia stata proposta opposizione entro 60 giorni dalla data di iscrizione al Registro delle Imprese di Roma della deliberazione di approvazione del presente Progetto Comune di Fusione Transfrontaliera dell’Assemblea Straordinaria GTECH, al deposito da parte di GTECH presso una banca delle somme necessarie al soddisfacimento degli eventuali creditori della stessa GTECH che abbiano proposto opposizione, fermo restando quanto previsto dall’Articolo 2503 del Codice Civile; e

(ii)                       delivery by the Italian public notary selected by GTECH and by the English Court of the pre-merger compliance certificate; such certificate being the pre-merger compliance certificate within the meaning of EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005 on cross-border mergers of limited liability companies and of Article 11 of the Decree 108/08 and Regulation 6 of UK

(ii)                       alla consegna da parte del notaio italiano scelto da GTECH e dalla Corte inglese del certificato preliminare di conformità della fusione; tale certificato rappresenta il certificato preliminare alla fusione ai sensi della Direttiva Europea 2005/56/CE del Parlamento Europeo e del Consiglio del 26 ottobre 2005 sulle fusioni transfrontaliere delle società di capitali nonché dall’Articolo 11 del D. Lgs. 108/08 e del

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Regulation.	Regulation 6 del Regolamento UK.

14. AMENDMENTS TO THESE COMMON CROSS-BORDER MERGER TERMS	14. MODIFICHE AL PRESENTE PROGETTO COMUNE DI FUSIONE TRANSFONTALIERA

GTECH and UKCo may jointly consent, in the manners and within the limits provided under the respective applicable laws, on behalf of all persons concerned, to any modification of or addition to these Common Cross-Border Merger Terms or to any terms or conditions to the GTECH Merger that the High Court of England and Wales or any competent Italian authority may approve or impose.

GTECH e UKCo possono congiuntamente apportare, nei modi e nei limiti consentiti dalle rispettive leggi applicabili, per conto di tutte le persone interessate, modifiche o integrazioni al presente Progetto Comune di Fusione Transfrontaliera o a qualsiasi termine e condizione della Fusione GTECH che la High Court of England and Wales o la competente autorità italiana potrebbero approvare o imporre.

Dated: October 1, 2014	Data: 1 ottobre 2014

Schedule 1:	Current Articles of UKCo (Italian) Current Articles of UKCo (English)	Allegato 1:	Versione attuale dello statuto di UKCo (Italiano) Versione attuale dello statuto di UKCo (Inglese)

Schedule 2:	Post-GTECH Merger Articles of Association of UKCo (Italian)	Allegato 2:	Statuto Post-Fusione GTECH di UKCo (Italiano)
	Post-GTECH Merger Articles of Association of UKCo (English)		Statuto Post-Fusione GTECH di UKCo (Inglese)

GTECH S.p.A.	GTECH S.p.A.

For the Board of Directors	Per il Consiglio di Amministrazione
Lorenzo Pellicioli	Lorenzo Pellicioli

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Georgia WorldwidePlc	Georgia Worldwide Plc

For the Board of Directors	Per il Consiglio di Amministrazione
Alberto Fornaro	Alberto Fornaro

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Schedule 2.1

Company No. 09127533

INCORPORATED UNDER THE COMPANIES ACT 2006

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

GEORGIA WORLDWIDE PLC

Adopted on 16 September 2014

PART 1

INTERPRETATION AND LIMITATION OF LIABILITY

1.                                      DEFINED TERMS

1.1                               In the articles, unless the context requires otherwise:

“Act” means the Companies Act 2006;

“articles” means the Company’s articles of association;

“associate” means any body corporate in which a company is interested directly or indirectly so that it is able to exercise or control the exercise of 20 per cent. or more of the votes eligible to be cast at general meetings on all, and substantially all, matters;

“auditors” means the auditors from time to time of the Company;

“bankruptcy” includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

“business day” means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London, New York, Rome and Milan;

“call” has the meaning given in article 71.1;

“call notice” has the meaning given in article 71.1;

“certificate” means a paper certificate evidencing a person’s title to specified shares or other securities;

“chairman” means the person appointed to that role pursuant to article 12.1;

“chairman of the meeting” has the meaning given in article 38.4;

“clear days” means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“company” includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

“Company” means Georgia Worldwide PLC, a company incorporated in England and Wales, with registered number 09127533;

“Companies Acts” means the Companies Acts (as defined in section 2 of the Act), in so far as they apply to the Company;

“company’s lien” has the meaning given in article 69.1;

“corporate representative” has the meaning given in article 53.1;

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“director” means a director of the Company, and includes any person occupying the position of director, by whatever name called;

“distribution recipient” has the meaning given in article 91.2;

“document” includes, unless otherwise specified, any document sent or supplied in electronic form;

“fully paid” in relation to a share, means that the nominal value and any premium to be paid to the Company in respect of that share has been paid to the Company;

“Group” means the Company and its subsidiaries and subsidiary undertakings from time to time;

“holder” in relation to a share means the person whose name is entered in the register of members as the holder of that share;

“instrument” means a document in hard copy form;

“lien enforcement notice” has the meaning given in article 70;

“member” means a member of the Company;

“Model Articles” means the model articles for public companies limited by shares contained in Schedule 3 of the Companies (Model Articles) Regulations 2008 (SI 2009/3229) as amended prior to the date on which the Company was incorporated;

“Ordinary Shares” means ordinary shares of £1 each in the capital of the Company, having the rights and restrictions set out in article 61.1;

“paid” and “paid up” mean paid or credited as paid;

“participate”, in relation to a directors’ meeting, has the meaning given in article 10.1 and “participating director” shall be construed accordingly;

“partly paid” in relation to a share means that part of that share’s nominal value and any premium at which it was issued which has not been paid to the Company;

“proxy notice” has the meaning given in article 51.1;

“qualifying person” means an individual who is a member of the Company, a corporate representative in relation to a meeting or a person appointed as proxy of a member in relation to a meeting;

“register” means the register of members of the Company kept under section 113 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share;

“seal” means the common seal of the Company or any official or securities seal that the Company may have or may be permitted to have under the Act;

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“secretary” means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the directors to perform the duties of the secretary;

“senior holder” means, in the case of a share held by two or more joint holders, whichever of them is named first in the register;

“shares” means any shares in the Company;

“Sterling Non-Voting Shares” means the sterling non-voting shares of £1 each in the Company, having the rights and restrictions set out in article 61.6;

“Sterling Shareholder” means any person appointed by the Company to hold the Sterling Non-Voting Shares;

“subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Act and for the purposes of this definition, a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

“transmittee” means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and

“writing” means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

1.2                               Unless the context requires otherwise, words or expressions contained in these articles bear the same meaning given by the Act as it is in force when the articles are adopted.

1.3                               Where an ordinary resolution of the Company is expressed to be required for any purpose, a special resolution is also effective for that purpose.

1.4                               References to a “meeting” shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

1.5                               The headings in the articles do not affect their interpretation.

1.6                               References to any statutory provision or statute include all modifications and re-enactments (with or without modification) to such provision or statute and all subordinate legislation made under any such provision or statute, in each case for the time being in force. This article 1.6 does not affect the interpretation of article 1.2.

1.7                               The ejusdem generis principle of construction shall not apply. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words.

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1.8                               In the articles, words importing one gender shall include each gender and a reference to a “spouse” shall include a reference to a civil partner under the Civil Partnership Act 2004.

2.                                      MODEL ARTICLES OR REGULATIONS NOT TO APPLY

No model articles or regulations contained in any statute or subordinate legislation, including those contained in the Model Articles, apply as the articles of association of the Company.

3.                                      LIABILITY OF MEMBERS

The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2

DIRECTORS

DIRECTORS’ POWERS AND RESPONSIBILITIES

4.                                      DIRECTORS’ GENERAL AUTHORITY

4.1                               Subject to the Act and the articles, the directors are responsible for the management of the Company’s business, for which purpose they may exercise all the powers of the Company whether relating to the management of the business or not.

4.2                               No alteration of the articles invalidates anything which the directors have done before the alteration.

4.3                               The provisions of the articles giving specific powers to the directors do not limit the general powers given by this article 4.

4.4                               The directors can appoint a person (not being a director) to an office having the title including the word “director” or attach such a title to an existing office. The directors can also terminate the appointment or use of that title. Even though a person’s title includes “director”, this does not imply that they are (or are deemed to be) directors of the Company or that they can act as a director as a result of having such a title or be treated as a director of the Company for any of the purposes of the Act or the articles.

4.5                               The directors may in their discretion exercise (or cause to be exercised) the powers conferred by shares of another company held (or owned) by the Company or a power of appointment to be exercised by the Company (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company).

4.6                               Subject to the Act, the directors may exercise the powers of the Company regarding keeping an overseas, local or other register and may make and vary regulations as they think fit concerning the keeping of such a register.

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5.                                      BORROWING POWERS

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Act, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

6.                                      DIRECTORS MAY DELEGATE

6.1                               Subject to the articles, the directors may delegate any of the powers, authorities and discretions which are conferred on them under the articles:

6.1.1                     to such person or committee;

6.1.2                     by such means (including by power of attorney);

6.1.3                     to such an extent;

6.1.4                     in relation to such matters or territories; and

6.1.5                     on such terms and conditions;

as they think fit.

6.2                               If the directors so specify, any such delegation may authorise further delegation of the directors’ powers, authorities and discretions by any person to whom they are delegated.

6.3                               If the directors delegate under article 6.1, they may retain or exclude the right to exercise the delegated powers, authorities and discretions together with that person or committee.

6.4                               Where a provision in the articles refers to the exercise of a power, authority or discretion by the directors and that power, authority or discretion has been delegated by the directors to a person or a committee under article 6.1, the provision shall be construed as permitting the exercise of the power, authority or discretion by that person or committee.

6.5                               The directors may revoke any delegation in whole or part, or alter its terms and conditions.

7.                                      COMMITTEES

7.1                               Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.

7.2                               The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles.

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DECISION-MAKING BY DIRECTORS

8.                                      DIRECTORS TO TAKE DECISIONS COLLECTIVELY

8.1                               Decisions of the directors may be taken:

8.1.1                     at a directors’ meeting; or

8.1.2                     in the form of a directors’ written resolution.

9.                                      CALLING A DIRECTORS’ MEETING

9.1                               Any director may call a directors’ meeting.

9.2                               The secretary must call a directors’ meeting if a director so requests.

9.3                               A directors’ meeting is called by giving notice of the meeting to the directors.

9.4                               Notice of any directors’ meeting must indicate:

9.4.1                     its proposed date and time (which shall be not less than 48 hours after the notice is given);

9.4.2                     where it is to take place; and

9.4.3                     if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

9.5                               Notice of a directors’ meeting must be given to each director, but need not be in writing.

9.6                               Notice of a directors’ meeting need not be given to a director who waives his entitlement to notice of that meeting, by giving notice to that effect to the Company at any time before or after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

10.                               PARTICIPATION IN DIRECTORS’ MEETINGS

10.1                        Subject to the articles, directors “participate” in a directors’ meeting, or part of a directors’ meeting, when:

10.1.1              the meeting has been called and takes place in accordance with the articles; and

10.1.2              they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

10.2                        In determining whether a director is participating in a directors’ meeting, it is irrelevant where the director is or how he communicates with the others.

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10.3                        If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

11.                               QUORUM FOR DIRECTORS’ MEETINGS

11.1                        At a directors’ meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

11.2                        Subject to article 15.3, the quorum for directors’ meetings may be fixed from time to time by a decision of the directors and unless otherwise fixed it is two.

12.                               CHAIRING DIRECTORS’ MEETINGS

12.1                        The directors may appoint a director to chair their meetings.

12.2                        The directors may appoint other directors as vice, deputy or assistant chairmen to chair directors’ meetings in the chairman’s absence.

12.3                        The directors may terminate the appointment of the chairman, vice, deputy or assistant chairman at any time.

12.4                        If neither the chairman nor any director appointed generally to chair directors’ meetings in the chairman’s absence is participating in a meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of their number to chair it.

13.                               VOTING AT DIRECTORS’ MEETINGS: GENERAL RULES

13.1                        Subject to the articles, a decision is taken at a duly convened directors’ meeting by a majority of the votes cast at such meeting.

13.2                        Subject to the articles, each director participating in a directors’ meeting has one vote.

DIRECTORS’ INTERESTS

14.                               DIRECTORS’ INTERESTS

14.1                        A director shall be authorised for the purposes of section 175 of the Act to act or continue to act as a director of the Company notwithstanding that at the time of his appointment or subsequently he also holds office as a director of, or holds any other office, employment or engagement with, any other member of the Group.

15.                               DIRECTORS’ INTERESTS OTHER THAN IN RELATION TO TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

15.1                        The directors may authorise any matter proposed to them which would, if not so authorised, involve a breach of duty by a director under section 175 of the Act.

15.2                        Any authorisation under article 15.1 will be effective only if:

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15.2.1              any requirement as to the quorum at the meeting or part of the meeting at which the matter is considered is met without counting the director in question or any other director interested in the matter under consideration; and

15.2.2              the matter was agreed to without such directors voting or would have been agreed to if such directors’ votes had not been counted.

15.3                        If, at a meeting at which the relevant matter is considered, there are insufficient directors to form a quorum as a result of article 15.2.2, one director entitled to vote on the matter under consideration shall constitute a quorum for that purpose.

15.4                        The directors may give any authorisation under article 15.1 upon such terms and conditions as they think fit. The directors may vary or terminate any such authorisation at any time.

15.5                        For the purposes of articles 14 to 20 a conflict of interest includes a conflict of interest and duty and a conflict of duties, and “interest” includes both direct and indirect interests.

16.                               CONFIDENTIAL INFORMATION AND ATTENDANCE AT DIRECTORS’ MEETINGS

16.1                        A director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. In particular the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:

16.1.1              fails to disclose any such information to the directors or to any director or other officer or employee of the Company; and/or

16.1.2              does not use or apply any such information in performing his duties as a director of the Company.

However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this article 16.1 applies only if the existence of that relationship has been authorised by the directors under article 15.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given).

16.2                        Where the existence of a director’s relationship with another person has been authorised by the directors under article 15.1 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:

16.2.1              absents himself from meetings of the directors or a committee of directors (or the relevant portions thereof) at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

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16.2.2              makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser on his behalf, for so long as he reasonably believes such conflict of interest (or possible conflict of interest) subsists.

16.3                        The provisions of articles 16.1 and 16.2 are without prejudice to any equitable principle or rule of law which may excuse the director from:

16.3.1              disclosing information, in circumstances where disclosure would otherwise be required under these articles; and/or

16.3.2              attending meetings or discussions or receiving documents and information as referred to in article 16.2, in circumstances where such attendance or receiving such documents and information would otherwise be required under these articles.

17.                               DECLARATION OF INTERESTS IN PROPOSED OR EXISTING TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

17.1                        A director who is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company must declare the nature and extent of his interest to the other directors before the Company enters into the transaction or arrangement.

17.2                        A director who is in any way, directly or indirectly, interested in a transaction or arrangement that has been entered into by the Company must declare the nature and extent of his interest to the other directors as soon as is reasonably practicable, unless the interest has already been declared under article 17.1.

17.3                        Any declaration required by article 17.1 may (but need not) be made:

17.3.1              at a meeting of the directors;

17.3.2              by notice in writing in accordance with section 184 of the Act; or,

17.3.3              by general notice in accordance with section 185 of the Act.

17.4                        Any declaration required by article 17.2 must be made:

17.4.1              at a meeting of the directors;

17.4.2              by notice in writing in accordance with section 184 of the Act; or,

17.4.3              by general notice in accordance with section 185 of the Act.

17.5                        If a declaration made under article 17.1 or 17.2 above proves to be, or becomes, inaccurate or incomplete, a further declaration must be made under article 17.1 or 17.2 as appropriate.

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17.6                        A director need not declare an interest under this article 17:

17.6.1              if it cannot reasonably be regarded as likely to give rise to a conflict of interest;

17.6.2              if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware);

17.6.3              if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by a meeting of the directors or by a committee of the directors appointed for the purpose under these articles; or

17.6.4              if the director is not aware of his interest or is not aware of the transaction or arrangement in question (and for this purpose a director is treated as being aware of matters of which he ought reasonably to be aware).

18.                               ABILITY TO ENTER INTO TRANSACTIONS AND ARRANGEMENTS WITH THE COMPANY NOTWITHSTANDING INTEREST

18.1                        Subject to the Act and provided that he has declared to the directors the nature and extent of any direct or indirect interest of his in accordance with article 17 or where article 17.6 applies and no declaration of interest is required, a director notwithstanding his office:

18.1.1              may be a party to, or otherwise be interested in, any transaction or arrangement with the Company or in which the Company is directly or indirectly interested;

18.1.2              may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor), and in any such case on such terms as to remuneration and otherwise as the directors may decide; or

18.1.3              may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the Company is directly or indirectly interested.

19.                               REMUNERATION AND BENEFITS

19.1                        A director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:

19.1.1              the acceptance, entry into or existence of which has been authorised by the directors under article 15.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given); or

19.1.2              which he is permitted to hold or enter into by virtue of article 18 or otherwise under these articles,

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act. No transaction or arrangement authorised or

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permitted under articles 15.1 or 18 or otherwise under these articles shall be liable to be avoided on the ground of any such interest or benefit.

20.                               GENERAL VOTING AND QUORUM REQUIREMENTS

20.1                        Save as otherwise provided by these articles, a director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

20.1.1              the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

20.1.2              the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

20.1.3              a transaction or arrangement concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

20.1.4              a transaction or arrangement to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he or any person connected with him is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a “relevant company”), if he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any share of that class held as treasury shares) in the relevant company or of the voting rights available to members of the relevant company;

20.1.5              a transaction or arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; or

20.1.6              a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

20.2                        A director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of an

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office or place of profit with the Company or any body corporate in which the Company is directly or indirectly interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a body corporate in which the Company is directly or indirectly interested, such proposals may be divided and a separate resolution considered in relation to each director. In that case, each of the directors concerned (if not otherwise debarred from voting under article 20) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

20.3                        If a question arises at a meeting as to the materiality of a director’s interest or as to the entitlement of a director to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the director in question) whose majority vote is conclusive and binding on all concerned.

20.4                        The Company may by ordinary resolution suspend or relax the provisions of articles 14 to 20 to any extent. Subject to the Act, the Company may by ordinary resolution ratify any transaction or arrangement not properly authorised by reason of a contravention of articles 14 to 20.

21.                               PROPOSING DIRECTORS’ WRITTEN RESOLUTIONS

21.1                        Any director may propose a directors’ written resolution.

21.2                        The secretary must propose a directors’ written resolution if a director so requests.

21.3                        A directors’ written resolution is proposed by giving written notice of the proposed resolution to each director.

21.4                        Notice of a proposed directors’ written resolution must indicate:

21.4.1              the proposed resolution;

21.4.2              the time by which it is proposed that the directors should adopt it; and

21.4.3              the manner in which directors can indicate their agreement in writing to it, for the purposes of article 22.

22.                               ADOPTION OF DIRECTORS’ WRITTEN RESOLUTIONS

22.1                        A proposed directors’ written resolution is adopted when all the directors entitled to vote at a meeting of the board or of a committee of the board in respect of the proposed resolution (being not less than the number of directors required to form a quorum at a duly convened meeting) have signed one or more copies of it, or have otherwise indicated their agreement in writing to it (which may include by electronic means). A director indicates his agreement in writing to a proposed directors’ written resolution when the Company receives from him an authenticated document identifying the resolution to which it relates and indicating the director’s agreement to

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the resolution, in accordance with section 1146 of the Act. Once a director has so indicated his agreement, it may not be revoked.

22.2                        It is immaterial whether any director signs the resolution or otherwise indicates his agreement in writing to it before or after the time by which the notice proposed that it should be adopted.

22.3                        Once a directors’ written resolution has been adopted, it must be treated as if it had been a decision taken at a directors’ meeting or committee meeting in accordance with the articles. All directors shall be notified after a director’s written resolution has been passed.

23.                               DIRECTORS’ DISCRETION TO MAKE FURTHER RULES

Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

24.                               NUMBER OF DIRECTORS

Unless and until otherwise decided by the board, the number of directors must not be less than two.

25.                               METHODS OF APPOINTING DIRECTORS

25.1                        Subject to the articles, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:

25.1.1              by ordinary resolution;

25.1.2              at a general meeting called under article 33.4;

25.1.3              by a decision of the directors.

25.2                        Subject to the Act, the directors may enter into an agreement or arrangement with any director for the provision of any services outside the scope of the ordinary duties of a director. Any such agreement or arrangement may be made on such terms and conditions as (subject to the Act) the directors think fit and (without prejudice to any other provision of the articles) they may remunerate any such director for such services as they think fit.

25.3                        The only persons who can be elected directors at a general meeting are the following:

25.3.1              a person who is recommended by the directors;

25.3.2              a person who has been proposed by a member (other than the person to be proposed) who is entitled to attend and to vote at the meeting. The proposing member must provide written notice that he intends to propose the person for election and the notice must:

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(a)                                 be delivered at least 7 days before the date of the meeting;

(b)                                 state the particulars which would be required to be included in the register of directors if the proposed director were appointed (or reappointed); and

(c)                                  be accompanied by notice given by proposed director of his willingness to be appointed (or reappointed).

25.4                        A resolution for the appointment of two or more persons as directors by a single resolution is void unless a resolution that the resolution for appointment is proposed in this way has first been proposed by the meeting without a vote being given against it.

25.5                        A director need not be a member.

25.6                        All acts done by:

25.6.1              a meeting of the directors;

25.6.2              a meeting of a committee of the directors;

25.6.3              written resolution of the directors; or

25.6.4              a person acting as a director, or a committee,

shall be valid notwithstanding that it is discovered afterwards that there was a defect in the appointment of a person or persons acting or that any of them were disqualified from holding office, had ceased to hold office or were not entitled to vote on the matter in question.

26.                               TERMINATION OF DIRECTOR’S APPOINTMENT

26.1                        A person ceases to be a director as soon as:

26.1.1              the period expires, if he has been appointed for a fixed period;

26.1.2              he ceases to be a director by virtue of any provision of the Act, is removed from office under the articles or is prohibited from being a director by law;

26.1.3              a bankruptcy order is made against him;

26.1.4              a composition is made with his creditors generally in satisfaction of his debts;

26.1.5              a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months and the directors resolve that he cease to be a director;

26.1.6              by reason of his mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which

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that person would otherwise have and the directors resolve that he cease to be a director;

26.1.7              he is absent, without the permission of the directors, from directors’ meetings for six consecutive months and the directors resolve that he cease to be a director;

26.1.8              notification is received by the Company from the director that the director is resigning from office as director, and such resignation has taken effect in accordance with its terms; or

26.1.9              being an executive director he ceases, for whatever reason, to be employed or engaged by the Group.

26.2                        A unanimous resolution of the directors (excluding the director the subject of this article) declaring a director to have ceased to be a director under the terms of this article is conclusive as to the fact and grounds of cessation stated in the resolution.

26.3                        If a director ceases to be a director for any reason, he shall cease to be a member of any committee of the directors.

27.                               DIRECTORS’ FEES

27.1                        Directors may undertake any services for the Company that the directors decide.

27.2                        Unless otherwise determined by ordinary resolution, directors are entitled for their services to such total fees as the directors determine (or such sum as the Company may decide by ordinary resolution). The total fees will be divided among the directors in the proportions that the directors decide. If no decision is made, the total fees will be divided equally. A fee payable under this article 27.2 is distinct from any salary, remuneration or other amount payable to a director under the articles or otherwise. Unless the directors determine otherwise, a fee payable under this article 27.2 accrues from day to day.

27.3                        Subject to the Act and the articles, directors’ fees may be payable in any form and, in particular, the directors may arrange for part of a fee payable under this article 27 to be provided in the form of fully paid shares of the Company. The amount of the fee payable in this way is at the directors’ discretion. The amount of the fee will be applied to purchase or subscribe for shares on behalf of the director.

27.4                        Unless the directors decide otherwise, a director is not accountable to the Company for any remuneration which he receives as a director or other officer or employee of the Company’s subsidiary undertakings or of any other body corporate in which the Company is interested.

28.                               DIRECTORS’ ADDITIONAL REMUNERATION

28.1                        The directors can pay additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses to any director who at the request of the directors:

28.1.1              makes a special journey for the Company;

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28.1.2              performs a special service for the Company; or,

28.1.3              works abroad in connection with the Company’s business.

29.                               DIRECTORS’ PENSIONS AND OTHER BENEFITS

29.1                        The directors may decide whether to pay or provide (by insurance or otherwise):

29.1.1              pensions, retirement or superannuation benefits;

29.1.2              death, sickness or disability benefits;

29.1.3              gratuities; or,

29.1.4              other allowances,

to any person who is or who was a director of:

29.1.5              the Company;

29.1.6              a subsidiary undertaking of the Company;

29.1.7              any company which is or was allied to or associated with the Company or any of its subsidiary undertakings; or

29.1.8              a predecessor in business of the Company or any of its subsidiary undertakings,

or to a member of his family including a spouse, former spouse or a person who is (or was) dependent on him.

29.2                        For the purpose of article 29.1, the directors may establish, maintain, subscribe and contribute to any scheme trust or fund and pay premiums. The directors may arrange for this to be done either by the Company alone or in conjunction with another person.

30.                               REMUNERATION OF EXECUTIVE DIRECTORS

30.1                        The salary or remuneration of a director appointed to hold employment or executive office in accordance with these articles may be:

30.1.1              a fixed sum;

30.1.2              wholly or partly governed by business done or profits made; or

30.1.3              as the directors decide.

This salary or remuneration may be in addition to or instead of a fee payable to him for his services as a director under these articles.

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31.                               DIRECTORS’ EXPENSES

31.1                        The Company may repay any reasonable travelling, hotel and other expenses which a director properly incurs in performing his duties as director in connection with his attendance at:

31.1.1              directors’ meetings;

31.1.2              committee meetings;

31.1.3              general meetings; or

31.1.4              separate meetings of the holders of any class of shares or of debentures of the Company,

or otherwise in connection with the exercise of their powers and the discharge of his responsibilities in relation to the Company.

31.2                        Subject to the Act, the directors may make arrangements to provide a director with funds to meet expenditure incurred (or to be incurred) by him for the purposes of:

31.2.1              the Company;

31.2.2              enabling him to properly perform his duties as an officer of the Company; or

31.2.3              enabling him to avoid incurring any such expenditure.

PART 3
DECISION-MAKING BY MEMBERS

ORGANISATION OF GENERAL MEETINGS

32.                               ANNUAL GENERAL MEETINGS

32.1                        Subject to the Act, the Company must hold an annual general meeting within six months following its accounting fiscal year end date.

32.2                        The directors may decide where and when to hold annual general meetings.

33.                               CALLING GENERAL MEETINGS

33.1                        The directors may call a general meeting whenever they think fit.

33.2                        On the requirement of members under the Act, the directors must call a general meeting:

33.2.1              within 21 days from the date on which the directors become subject to the requirement; and

33.2.2              to be held on a date not more than 28 days after the date of the notice calling the meeting.

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33.3                        At a general meeting called by a requisition (or by requisitionists), no business may be transacted except that stated by the requisition or proposed by the directors.

33.4                        A general meeting may also be called under this article 33.4. if:

33.4.1              the Company has fewer than two directors; and

33.4.2              the director (if any) is unable or unwilling to appoint sufficient directors to make up a quorum or to call a general meeting to do so,

then two or more members may call a general meeting (or instruct the secretary to do so) for the purpose of appointing one or more directors.

34.                               NOTICE OF GENERAL MEETINGS

34.1                        At least 21 clear days’ notice must be given to call an annual general meeting. Subject to the Act, at least 14 clear days’ notice must be given to call all other general meetings. A general meeting may be called by shorter notice if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95 per cent. in nominal value of the shares giving that right.

34.2                        Notice of a general meeting must be given to:

34.2.1              the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice);

34.2.2              the directors;

34.2.3              beneficial owners nominated to enjoy information rights under the Act; and

34.2.4              the auditors.

34.3                        The directors may decide that persons entitled to receive notices of a general meeting are those on the register at the close of business on a day the directors decide.

34.4                        The notice of a general meeting must specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.

34.5                        In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

34.6                        The accidental omission to give notice of a general meeting or to send, supply or make available any document or information relating to a meeting to, or the non receipt of any such notice, document or information by, a person entitled to receive any such notice, document or information will not invalidate the proceedings at that meeting.

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34.7                        Subject to the Act, if, after the sending of notice of a general meeting, the directors decide that it is impractical or unreasonable for any reason to hold a general meeting at the time, date or place set out in the notice for calling the meeting, they can move or postpone the meeting (or both). Subject to the Act, if the directors do this, an announcement of the time, date and place of the re-arranged meeting will, if practical, be published in at least two national newspapers in the United Kingdom. Notice of the business of the meeting does not need to be given again. The directors must take reasonable steps to ensure that any member trying to attend the meeting at the original time, date and/or place is informed of the new arrangements. If a meeting is re-arranged in this way, proxy forms can be delivered as specified in article 52. The directors can also move or postpone (or both) the re-arranged meeting under this article.

35.                               ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

35.1                        The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak and vote at it.

35.2                        A person is able to exercise the right to vote at a general meeting when:

35.2.1              that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

35.2.2              that person’s vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

36.                               MEETING SECURITY

36.1                        The directors may make any arrangement and impose any restriction they consider appropriate to ensure the security of a general meeting including the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place.

36.2                        The directors may authorise one or more persons, including a director or the secretary or the chairman of the meeting, to:

36.2.1              refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

36.2.2              eject from a meeting any person who causes the proceedings to become disorderly.

37.                               QUORUM FOR GENERAL MEETINGS

37.1                        No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending the meeting do not constitute a quorum.

37.2                        If the Company has only one member entitled to attend and vote at the general meeting, one qualifying person present at the meeting and entitled to vote is a quorum.

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37.3                        Subject to the Act, in all cases other than that in article 37.2, two qualifying persons present at the meeting and entitled to vote are a quorum.

38.                               CHAIRING GENERAL MEETINGS

38.1                        If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

38.2                        If the chairman is absent and the directors have appointed a vice, deputy or assistant chairman, then the senior of them shall act as the chairman.

38.3                        If the directors have not appointed a chairman (or vice, deputy or assistant chairman), or if the chairman (or vice, deputy or assistant chairman) is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start:

38.3.1              the directors present; or

38.3.2              (if no directors are present), the meeting,

must appoint a director or member to chair the meeting. If only one director is present and willing and able to act, he shall be the chairman. The appointment of the chairman of the meeting must be the first business of the meeting.

38.4                        The person chairing a meeting in accordance with this article is referred to as “the chairman of the meeting”.

39.                               CONDUCT OF MEETING

39.1                        Without prejudice to any other power which he may have under the articles or at common law, the chairman of the meeting may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting. His decision on matters of procedure or arising incidentally from the business of the meeting will be final, as will be his decision as to whether any matter is of such a nature.

39.2                        If it appears to the chairman of the meeting that the meeting place specified in the notice calling the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

39.2.1              participate in the business for which the meeting has been called;

39.2.2              exercise his rights to speak and to vote at the meeting in accordance with article 35;

39.2.3              hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

39.2.4              be heard and seen by all other persons present in the same way.

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40.                               ATTENDANCE AND SPEAKING BY DIRECTORS AND NON-MEMBERS

40.1                        Directors may attend and speak at general meetings whether or not they are members.

40.2                        The chairman of the meeting may permit other persons who are not:

40.2.1              members of the Company, or

40.2.2              otherwise entitled to exercise the rights of members in relation to general meetings,

to attend and speak at a general meeting if he considers it will assist the deliberations of the meeting.

41.                               DISSOLUTION AND ADJOURNMENT IF QUORUM NOT PRESENT

41.1                        If a general meeting was requisitioned by members and the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a quorum, or if during the meeting a quorum ceases to be present, the meeting is dissolved.

41.2                        In the case of a general meeting other than one requisitioned by members, if the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a quorum, or if during the meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

41.3                        The continuation of a general meeting adjourned under article 41.2 for lack of quorum is to take place either:

41.3.1              on a day that is not less than 14 days but not more than 28 days after it was adjourned and at a time and/or place specified for the purpose in the notice calling the meeting; or

41.3.2              where no such arrangements have been specified, on a day that is not less than 14 days but not more than 28 days after it was adjourned and at such time and/or place as the chairman of the meeting decides (or, in default, the directors decide).

41.4                        In the case of a general meeting to take place under article 41.3.2, the Company must give not less than seven clear days’ notice of any adjourned meeting and the notice must state the quorum requirement.

41.5                        At an adjourned meeting the quorum is one qualifying person present and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved.

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42.                               ADJOURNMENT IF QUORUM PRESENT

42.1                        The chairman may, with the consent of a general meeting at which a quorum is present (and must, if so directed by the meeting), adjourn a meeting from time to time and from place to place or for an indefinite period.

42.2                        Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman of the meeting may, without the consent of the general meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

42.2.1              secure the proper and orderly conduct of the meeting;

42.2.2              give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

42.2.3              ensure that the business of the meeting is properly disposed of.

43.                               NOTICE OF ADJOURNED MEETING

43.1                        Whenever a general meeting is adjourned for 28 days or more or for an indefinite period under article 42 at least seven clear days’ notice shall be given to:

43.1.1              the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice);

43.1.2              the directors;

43.1.3              beneficial owners nominated to enjoy information rights under the Act; and

43.1.4              the auditors.

Except in these circumstances it is not necessary to give notice of a general meeting adjourned under article 42 or of the business to be transacted at the adjourned meeting.

43.2                        The directors may decide that persons entitled to receive notice of an adjourned meeting in accordance with this article 43 are those persons entered on the register at the close of business on a day determined by the directors.

43.3                        The notice of an adjourned meeting given in accordance with this article 43 shall also specify a time (which shall not be more than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice will be disregarded in determining the rights of any person to attend or vote.

44.                               BUSINESS AT ADJOURNED MEETING

44.1                        No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

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VOTING AT GENERAL MEETINGS

45.                               VOTING: GENERAL

45.1                        A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.

45.2                        Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, on a vote on a resolution:

45.2.1              on a show of hands at a meeting:

(a)                                 every qualifying person (not being a proxy) present and entitled to vote on the resolution has one vote; and

(b)                                 every proxy present who has been appointed by a member entitled to vote on the resolution has one vote, except where:

(i)                                     that proxy has been appointed by more than one member entitled to vote on the resolution; and

(ii)                                  the proxy has been instructed:

(A)                               by one or more of those members to vote for the resolution and by one or more of those members to vote against the resolution; or

(B)                               by one or more of those members to vote in the same way on the resolution (whether for or against) and one or more of those members has permitted the proxy discretion as to how to vote, in which case, the proxy has one vote for and one vote against the resolution; and

45.2.2              on a poll taken at a meeting, every qualifying member present and entitled to vote on the resolution has one vote in respect of each Ordinary Share held by the relevant member.

45.3                        In the case of joint holders of a share, only the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by the Company.

45.4                        A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court may vote by proxy if evidence (to the satisfaction of the directors) of the authority of the person claiming to exercise the right to vote is received at the registered office of the Company (or at another place specified in accordance with the articles for the delivery or receipt of forms of appointment of a proxy) or in any other

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manner specified in the articles for the appointment of a proxy within the time limits prescribed by the articles for the appointment of a proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

45.5                        In the case of an equality of votes whether on a show of hands or on a poll, the chairman of the meeting shall not be entitled to a casting vote.

45.6                        The Company is not obliged to verify that a proxy or corporate representative has acted in accordance with the terms of his appointment and any failure to so act in accordance with the terms of his appointment shall not affect the validity of any proceedings at a meeting of the Company.

46.                               CHAIRMAN’S DECLARATION

46.1                        Subject to article 48.1.2, on a vote on a show of hands a declaration by the chairman of the meeting that the resolution has or has not been passed, or has or has not been passed by a particular majority, is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

46.2                        An entry in respect of such a declaration in minutes of the meeting recorded in accordance with section 355 of the Act is also conclusive evidence of that fact without such proof.

47.                               ERRORS AND DISPUTES

47.1                        No objection may be raised to the qualification of a voter or to the counting of, or failure to count, a vote except at the meeting or adjourned meeting at which the vote objected to is tendered. Every vote not disallowed at the meeting is valid.

47.2                        Any such objection must be referred to the chairman of the meeting whose decision is final. An objection only invalidates the decision of a meeting if in the opinion of the chairman of the meeting, it is of sufficient magnitude to affect the decision of the meeting.

48.                               DEMANDING A POLL

48.1                        A poll on a resolution may be demanded:

48.1.1              in advance of the general meeting where it is to be put to the vote; or

48.1.2              at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

48.2                        A poll may be demanded by:

48.2.1              the chairman of the meeting;

48.2.2              the directors;

48.2.3              five or more qualifying persons having the right to vote on the resolution;

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48.2.4              a qualifying person (or qualifying persons) representing in total not less than 10 per cent. of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares in the Company held as treasury shares); or

48.2.5              a qualifying person (or qualifying persons) representing shares conferring a right to vote on a resolution, being shares on which a total sum has been paid up equal to not less than 10 per cent. of the total sum paid up on all shares conferring that right (excluding any voting rights attached to any shares in the Company held as treasury shares).

48.3                        A demand for a poll may be withdrawn if:

48.3.1              the poll has not yet been taken, and

48.3.2              the chairman of the meeting consents to the withdrawal.

A demand so withdrawn validates the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting will continue as if the demand had not been made.

49.                               PROCEDURE ON A POLL

49.1                        Subject to the articles, polls at general meetings must be taken when, where and in such manner as the chairman of the meeting directs.

49.2                        The chairman of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared.

49.3                        The result of a poll shall be the decision of the general meeting in respect of the resolution on which the poll was demanded.

49.4                        A poll on:

49.4.1              the election of the chairman of the meeting; or

49.4.2              a question of adjournment,

must be taken immediately.

49.5                        Other polls must be taken within 30 clear days of their being demanded.

49.6                        A demand for a poll (other than on the election of the chairman of the meeting or on a question of adjournment) does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded.

49.7                        No notice need be given of a poll not taken immediately if the time, date and place at which it is to be taken are announced at the meeting at which it is demanded.

49.8                        In any other case, at least seven clear days’ notice must be given specifying the time, date and place at which the poll is to be taken.

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49.9                        On a poll taken at a general meeting of the Company, a qualifying person present and entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

50.                               APPOINTMENT OF PROXY

50.1                        A member may appoint another person as his proxy to exercise all (or any) of his rights to attend and to speak and to vote (both on a show of hands and on a poll) on:

50.1.1              a resolution;

50.1.2              an amendment of a resolution; or

50.1.3              on other business arising at a general meeting of the Company.

Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to exercise all such rights, as the proxy thinks fit.

50.2                        A member may appoint more than one proxy in relation to a general meeting, provided that each proxy is appointed to exercise the rights attached to different shares held by the member.

50.3                        When two or more valid but differing appointments of proxy are received for the same share for use at the same general meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

50.4                        A proxy need not be a member.

50.5                        The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the general meeting as well as for the meeting to which it relates.

50.6                        The appointment of a proxy shall be valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered by electronic means, for 12 months from the date of delivery unless otherwise specified by the directors.

50.7                        Subject to the Act, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting.

51.                               CONTENT OF PROXY NOTICES

51.1                        Subject to article 51.2, the appointment of a proxy (a “proxy notice”) shall be in writing in any usual form (or in another form approved by the directors) and shall be:

51.1.1              signed by the appointor or his duly appointed attorney; or,

51.1.2              if the appointor is a company, executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.

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51.2                        Subject to the Act, the directors may accept a proxy notice received by electronic means on such terms and subject to such conditions as they consider fit.

51.3                        A proxy notice received by electronic means shall not be subject to the requirements of article 51.1.

51.4                        For the purposes of articles 51.1 and 51.2, the directors may require such reasonable evidence they consider necessary to determine:

51.4.1              the identity of the member and the proxy; and

51.4.2              where the proxy is appointed by a person acting on behalf of the member, the authority of that person to make the appointment.

52.                               DELIVERY OF PROXY NOTICES

52.1                        Any notice of a general meeting must specify the address or addresses (“proxy notification address”) at which the Company or its agents will receive proxy notices relating to that meeting, or any adjournment of it, delivered in hard copy or by electronic means.

52.2                        A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been received by the Company by or on behalf of that person.

52.3                        Subject to articles 52.4 and 52.5, a proxy notice must be received at a proxy notification address not less than 48 hours (excluding any part of a day that is not a working day) before the general meeting or adjourned meeting to which it relates.

52.4                        In the case of:

52.4.1              a general meeting adjourned for not more than 48 hours; or

52.4.2              a poll not taken during the general meeting but taken not more than 48 hours after it was demanded,

the proxy notice must be received by not later than the adjourned meeting or the meeting at which the poll was demanded.

52.5                        In the case of:

52.5.1              a meeting adjourned for less than 28 days but more than 48 hours; or

52.5.2              a poll taken more than 48 hours after it is demanded,

the proxy notice must be received at a proxy notification address not less than 24 hours (excluding any part of a day that is not a working day) before the time appointed for the holding of the adjourned meeting or the taking of the poll.

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53.                               CORPORATE REPRESENTATIVES

53.1                        In accordance with the Act, a corporation which is a member may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any general meeting of the Company (a “corporate representative”).

53.2                        A director, the secretary or other person authorised for the purpose by the secretary may require a corporate representative to produce a certified copy of the resolution of authorisation before permitting the corporate representative to exercise his powers.

54.                               TERMINATION OF AUTHORITY

54.1                        The termination of the authority of a person to act as proxy or as a corporate representative does not affect:

54.1.1              whether he counts in deciding whether there is a quorum at a general meeting;

54.1.2              the validity of anything he does as chairman of a meeting;

54.1.3              the validity of a poll demanded by him at a general meeting; or

54.1.4              the validity of a vote given by that person,

unless the Company receives notice of the termination at the proxy notification address not later than the last time at which a proxy notice should have been received in order to be valid for use at the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the general meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast.

55.                               AMENDMENTS TO RESOLUTIONS

55.1                        No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a grammatical or other non-substantive error) may be considered or voted on unless either:

55.1.1              at least 48 hours (excluding any part of a day that is not a working day) before the time appointed for holding the general meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been received at the registered office of the Company; or

55.1.2              the chairman of the meeting in his absolute discretion decides that the amendment may be considered or voted on.

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman of the meeting the proceedings on the substantive resolution are not invalidated by an error in his ruling.

55.2                        A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if:

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55.2.1              the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

55.2.2              the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

55.3                        If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

RESTRICTIONS ON MEMBERS’ RIGHTS

56.                               NO VOTING OF SHARES ON WHICH MONEY OWED TO COMPANY

Unless the directors decide otherwise, no voting rights (or other rights conferred by membership in relation to a meeting or poll) attached to a share may be exercised at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts payable to the Company in respect of that share have been paid.

APPLICATION OF RULES TO CLASS MEETINGS AND RIGHTS

57.                               VARIATION OF CLASS RIGHTS

57.1                        Subject to the Act, the rights attached to a class of shares may be varied or abrogated (whether or not the Company is being wound up) either with the consent in writing of the holders of a least three quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with article 57.3 and other relevant provisions of the articles.

57.2                        The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Act.

57.3                        Subject to sections 334(2), 334(2A) and section 334(3) of the Act, a separate meeting for the holders of a class of shares must be called and conducted as nearly as possible in the same way as a general meeting, except that:

57.3.1              no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

57.3.2              no vote may be cast except in respect of a share of that class;

57.3.3              the quorum at a meeting (other than an adjourned meeting) is two qualifying persons present and holding at least one-third in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares);

57.3.4              the quorum at an adjourned meeting is one qualifying person present and holding shares of that class; and

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57.3.5              any qualifying person holding shares of that class present may demand a poll.

58.                               FAILURE TO DISCLOSE INTERESTS IN SHARES

58.1                        Where notice is served by the Company under section 793 of the Act (a “section 793 notice”) on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the “default shares”, which expression includes any shares allotted or issued after the date of the section 793 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of service of the section 793 notice, the following sanctions apply, unless the directors otherwise decide:

58.1.1              the member shall not be entitled in respect of the default shares to be present or to vote (either in person, by proxy or by corporate representative) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

58.1.2              where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class (excluding any shares of their class held as treasury shares):

(a)                                 a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, under article 97, to receive shares instead of a dividend; and

(b)                                 no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

(i)                                     the member is not himself in default in supplying the information required; and

(ii)                                  the member proves to the satisfaction of the directors that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

58.2                        The sanctions under article 58.1 cease to apply seven days after the earlier of:

58.2.1              receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

58.2.2              receipt by the Company, in a form satisfactory to the directors, of all the information required by the section 793 notice.

58.3                        Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 793 notice to another person, it shall at the same time send a copy of the section 793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of article 58.1.

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58.4                        For the purposes of this article 58:

58.4.1              a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, under a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

58.4.2              “interested” shall be construed as it is for the purpose of section 793 of the Act;

58.4.3              reference to a person having failed to give the Company the information required by a section 793 notice, or being in default in supplying such information, includes:

(a)                                 reference to his having failed or refused to give all or any part of it; and

(b)                                 reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

58.4.4              the “prescribed period” means 14 days; and

58.4.5              an “excepted transfer” means, in relation to shares held by a member:

(a)                                 a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 of the Act); or

(b)                                 a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member or with any other person appearing to be interested in the shares.

58.5                        The provisions of this article are in addition and without prejudice to the provisions of the Act.

PART 4

SHARES AND DISTRIBUTIONS

ISSUE OF SHARES

59.                               ALLOTMENT AND PRE-EMPTION

59.1                        Subject to the Act and relevant authority given by the Company in general meeting, the directors have general and unconditional authority to allot, grant options over, or otherwise dispose of, unissued shares of the Company or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the directors may decide, except that no share may be issued at a discount.

59.2                        The directors have general and unconditional authority, pursuant to section 551 of the Act, to exercise all powers of the Company to allot shares in the Company or grant

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rights to subscribe for or to convert any security into shares in the Company to an aggregate nominal amount equal to the general allotment amount for (as the case may be) the first period and thereafter, each subsequent period.

59.3                        By the authority conferred by article 59.2, the directors may during a period which is the first period or a subsequent period, make offers and enter into agreements before the authority expires which would, or might, require shares in the Company to be allotted or rights to subscribe for or convert any security in the Company to be granted after the authority expires and the directors may allot such shares or grant such rights under any such offer or agreement as if the authority had not expired.

59.4                        The directors have general power, pursuant to section 570 of the Act, to allot equity securities for cash pursuant to the authority conferred by article 59.2 and/or where the allotment constitutes an allotment of equity securities by virtue of section 560(2) of the Act, in each case free of the restriction in section 561(1) of the Act for (as the case may be) the first period and thereafter, each subsequent period. This power is limited to the allotment of equity securities up to a nominal amount equal to the pre-emption disapplication amount.

59.5                        By the power conferred by article 59.4, the board may, during a period which is a first period or a subsequent period, make offers and enter into agreements which would, or might, require equity securities to be allotted after the power expires and the directors may allot equity securities under any such offer or agreement as if the power had not expired.

59.6                        In this article 59:

59.6.1              “first period” means the period commencing on the date of the resolution (the “original resolution”) granting the authority referred to in article 59.2 or the power referred to in article 59.4 (as the case may be) and expiring on the date on which a resolution to renew such authorities (or either of them, respectively) is passed or the fifth anniversary of the date of the original resolution, whichever is the earlier;

59.6.2              “general allotment amount” means, for the first period, £50,000 and, for a subsequent period, the amount stated in the relevant ordinary or special resolution and identified as the general allotment amount;

59.6.3              “pre-emption disapplication amount” means, for the first period, £50,000 and, for a subsequent period, the amount stated in the relevant special resolution;

59.6.4              “subsequent period” means any period starting on or after the expiry of the first period for which the authority conferred by:

(a)                                 article 59.2 is renewed by ordinary or special resolution stating the general allotment amount;

(b)                                 article 59.4 is renewed by special resolution stating the pre-emption disapplication amount; and

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59.6.5              the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

59.7                        The directors may at any time after the allotment of a share, but before a person has been entered in the register as the holder of the share, recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions as the directors think fit.

60.                               POWERS TO ISSUE DIFFERENT CLASSES OF SHARE

60.1                        Subject to the Act and the articles, but without prejudice to the rights attached to any existing share, the Company may issue shares with such rights or restrictions as may be determined by ordinary resolution. If no such resolution is passed or if the relevant resolution does not make specific provision, the directors may determine these rights and restrictions.

60.2                        Subject to the Act, the Company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

61.                               RIGHTS AND RESTRICTIONS ATTACHING TO SHARES

Ordinary Shares

61.1                        The Ordinary Shares shall entitle the holders thereof to the rights set out below.

Dividend

61.2                        The directors may declare and pay dividends on the Ordinary Shares in accordance with articles 89 to 97.

Return of capital

61.3                        On a return of capital on a winding-up or otherwise, any surplus assets of the Company available for distribution shall, after paying any holders of Sterling Non-Voting Shares in accordance with article 61.8, be distributed to each holder of an Ordinary Share pro rata to its shareholding.

Votes

61.4                        Subject to article 58, each holder of an Ordinary Share shall have one vote for every Ordinary Share of which it is the holder.

Transfer

61.5                        Ordinary Shares are freely transferable.

Sterling Non-Voting Shares

61.6                        The Sterling Non-Voting Shares shall entitle the holders thereof to the rights set out below.

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Dividend

61.7                        The holders of the Sterling Non-Voting Shares shall not be entitled to participate in the profits of the Company.

Return of capital

61.8                        On a return of capital of the Company on a winding up or otherwise, the holders of the Sterling Non-Voting Shares shall be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of, in aggregate, £1 but shall not be entitled to any further participation in the assets of the Company.

Votes

61.9                        The Sterling Shareholder shall have no right to attend, speak or vote, either in person or by proxy, at any general meeting of the Company or any meeting of a class of members of the Company in respect of the Sterling Non-Voting Shares (save where required by law) and shall not be entitled to receive any notice of meeting.

Transfer

61.10                 The Sterling Non-Voting Shares may not be transferred save with the prior consent of the board.

Redemption or repurchase

61.11                 The Company may redeem the Sterling Non-Voting Shares for nil consideration at any time.

61.12                 If rights and restrictions attaching to shares are determined by ordinary resolution or by the directors under article 60, those rights and restrictions shall apply in place of any rights or restrictions that would otherwise apply by virtue of the Act in the absence of any provisions in the articles, as if those rights and restrictions were set out in the articles.

62.                               STERLING SHAREHOLDER

62.1                        Subject to the provisions of the Act, but without prejudice to any indemnity to which the Sterling Shareholder may otherwise be entitled, the Sterling Shareholder is entitled to be indemnified out of the assets of the Company against all costs, charges losses and liabilities incurred by it as a result of investigating, defending or settling a claim made against it in its capacity as the Sterling Shareholder by the Company or any of the members (or any person interested in shares) unless and to the extent that such costs, charge, loss or liability is due to the fraud, negligence or wilful default of the Sterling Shareholder.

62.2                        Save as otherwise expressly provided in these articles, the Sterling Shareholder shall not be liable to the Company in respect of anything done or omitted to be done by it in its capacity as the Sterling Shareholder under or in relation to any of the articles otherwise than by reason of its own fraud, negligence or wilful default.

62.3                        The Sterling Shareholder:

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62.3.1              does not owe any duty to any member (or any person interested in shares);

62.3.2              shall be immune from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process brought against it by any member (or any person interested in shares); and

62.3.3              shall not be liable to any member (or any person interested in shares),

in respect of anything done or omitted to be done by it in its capacity as the Sterling Shareholder otherwise than by reason of its own fraud, negligence or wilful default.

62.4                        Without prejudice to article 62.2, no member (or any person interested in shares) shall commence proceedings against the Sterling Shareholder in respect of any action or omission of the Sterling Shareholder in its capacity as the Sterling Shareholder which is in accordance with the articles. If the Sterling Shareholder ceases to act for any reason, the directors shall be entitled, but not obliged, to appoint a replacement to act as the Sterling Shareholder.

63.                               PAYMENT OF COMMISSIONS ON SUBSCRIPTION FOR SHARES

63.1                        Subject to the Act, the Company may pay any person a commission in consideration for that person:

63.1.1              subscribing, or agreeing to subscribe, for shares; or

63.1.2              procuring, or agreeing to procure, subscriptions for shares.

63.2                        Subject to the Act, any such commission may be paid:

63.2.1              in cash, or in fully paid or partly paid shares or other securities, or partly in one way and partly in the other; and

63.2.2              in respect of a conditional or an absolute subscription.

INTERESTS IN SHARES

64.                               COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

Except as required by law or the articles, no person is to be recognised by the Company as holding any share upon any trust and the Company is not in any way to be bound by or recognise any interest in a share other than the holder’s absolute ownership of it and all the rights attaching to it.

SHARE CERTIFICATES

65.                               CERTIFICATES TO BE ISSUED EXCEPT IN CERTAIN CASES

65.1                        Except where otherwise provided in the articles, the Company must issue each member with one or more certificates in respect of the shares which that member holds within two months of allotment or lodgement with the Company of a transfer to him of those shares or any other period as the terms of issue of the shares provide.

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65.2                        This article does not apply to:

65.2.1              shares in respect of which a share warrant has been issued; or

65.2.2              shares in respect of which the Companies Acts permit the Company not to issue a certificate; or

65.2.3              Sterling Non-Voting Shares.

65.3                        Except as otherwise specified in the articles, all certificates must be issued free of charge.

65.4                        No certificate may be issued in respect of shares of more than one class.

65.5                        If more than one person holds a share, only one certificate may be issued in respect of it. Delivery of a certificate to the senior holder shall constitute delivery to all of the holders of the share.

66.                               CONTENTS AND EXECUTION OF CERTIFICATES

66.1                        Every certificate must specify:

66.1.1              in respect of how many shares and of what class it is issued;

66.1.2              the nominal value of those shares;

66.1.3              the amount paid up on them; and

66.1.4              any distinguishing numbers assigned to them.

66.2                        Certificates must:

66.2.1              be executed under the Company’s seal, which may be affixed or printed on it; or

66.2.2              be otherwise executed in accordance with the Companies Acts.

67.                               CONSOLIDATED CERTIFICATES

67.1                        When a member’s holding of shares of a particular class increases, the Company may issue that member with:

67.1.1              a single, consolidated certificate in respect of all the shares of a particular class which that member holds; or

67.1.2              a separate certificate in respect of only those shares by which that member’s holding has increased.

67.2                        When a member’s holding of shares of a particular class is reduced, the Company must ensure that the member is issued with one or more certificates in respect of the number of shares held by the member after that reduction. But the Company need not (in the absence of a request from the member) issue any new certificate if:

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67.2.1              all the shares which the member no longer holds as a result of the reduction; and

67.2.2              none of the shares which the member retains following the reduction,

were, immediately before the reduction, represented by the same certificate.

67.3                        A member may request the Company, in writing, to replace:

67.3.1              the member’s separate certificates with a consolidated certificate, or

67.3.2              the member’s consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify.

67.4                        When the Company complies with such a request it may charge such reasonable fee as the directors may decide for doing so.

67.5                        A consolidated certificate or separate certificates must not be issued unless any certificates which they are to replace have first been returned to the Company for cancellation or the holder has complied with such conditions as to evidence and indemnity as the directors decide.

68.                               REPLACEMENT CERTIFICATES

68.1                        Subject to having first complied with the obligations in articles 68.2.2 and 68.2.3, if a certificate issued in respect of a member’s shares is:

68.1.1              damaged or defaced; or

68.1.2              said to be lost, stolen or destroyed,

that member is entitled to be issued with a replacement certificate in respect of the same shares.

68.2                        A member exercising the right to be issued with such a replacement certificate:

68.2.1              may at the same time exercise the right to be issued with a single certificate or separate certificates;

68.2.2              must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

68.2.3              must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

PARTLY PAID SHARES

69.                               COMPANY’S LIEN OVER PARTLY PAID SHARES

69.1                        The Company has a lien (the “company’s lien”) over every share which is partly paid for any part of:

69.1.1              that share’s nominal value; and

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69.1.2              any premium at which it was issued,

which has not been paid to the Company, and which is payable immediately or at some time in the future, whether or not a call notice has been sent in respect of it.

69.2                        The company’s lien over a share:

69.2.1              takes priority over any third party’s interest in that share; and

69.2.2              extends to any dividend or other money payable by the Company in respect of that share and (if the lien is enforced and the share is sold by the Company) the proceeds of sale of that share.

69.3                        The directors may at any time decide that a share which is or would otherwise be subject to the Company’s lien shall not be subject to it, either wholly or in part. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company’s lien (if any) on that share solely for the purposes of the transfer.

70.                               ENFORCEMENT OF THE COMPANY’S LIEN

70.1                        Subject to the provisions of this article, if:

70.1.1              a lien enforcement notice has been given in respect of a share; and

70.1.2              the person to whom the notice was given has failed to comply with it,

the Company may sell that share in such manner as the directors decide.

70.2                        A lien enforcement notice:

70.2.1              must be in writing;

70.2.2              may only be given in respect of a share which is subject to the company’s lien, in respect of which a sum is payable and the due date for payment of that sum has passed;

70.2.3              must specify the share concerned;

70.2.4              must require payment of the sum payable within 14 days of the notice;

70.2.5              must be addressed either to the holder of the share or to a person entitled to it by reason of the holder’s death, bankruptcy or otherwise; and

70.2.6              must state the company’s intention to sell the share if the notice is not complied with.

70.3                        Where shares are sold under this article:

70.3.1              the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

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70.3.2              the transferee is not bound to see to the application of the purchase money, and the transferee’s title is not affected by any irregularity in or invalidity of the process leading to the sale.

70.4                        The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied:

70.4.1              first, in payment or towards satisfaction of the amount in respect of which the lien exists; and

70.4.2              secondly, to the person entitled to the shares immediately before the sale, but only after the certificate for the shares sold has been surrendered to the Company for cancellation, or a suitable indemnity has been given for any lost certificates.

70.5                        A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been sold to satisfy the Company’s lien on a specified date:

70.5.1              is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

70.5.2              subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.

71.                               CALL NOTICES

71.1                        Subject to the articles and the terms on which shares are allotted, the directors may send a notice (a “call notice”) to a member requiring the member to pay the Company a specified sum of money (a “call”) which is payable in respect of shares which that member holds at the date of the call notice.

71.2                        A call notice:

71.2.1              may not require a member to pay a call which exceeds the total sum unpaid on that member’s shares (whether as to the share’s nominal value or any amount payable to the Company by way of premium);

71.2.2              must state the date by which it is to be paid (the “due date for payment”) and how any call to which it relates it is to be paid; and

71.2.3              may permit or require the call to be paid by instalments.

71.3                        A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 days have passed since the notice was given.

71.4                        Before the Company has received any call due under a call notice the directors may:

71.4.1              revoke it wholly or in part; or

71.4.2              specify a later time for payment than is specified in the call notice,

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by a further notice in writing to the member in respect of whose shares the call is made.

71.5                        Delivery of a call notice to the senior holder shall constitute delivery to all of the holders of the share.

72.                               LIABILITY TO PAY CALLS

72.1                        Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which it is required to be paid.

72.2                        Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

72.3                        Subject to the terms on which shares are allotted, the directors may, when issuing shares, provide that call notices sent to the holders of those shares may require them:

72.3.1              to pay calls which are not the same; or

72.3.2              to pay calls at different times.

73.                               WHEN CALL NOTICE NEED NOT BE ISSUED

73.1                        A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the Company in respect of that share (whether in respect of nominal value or premium):

73.1.1              on allotment;

73.1.2              on the occurrence of a particular event; or

73.1.3              on a date fixed by or in accordance with the terms of issue,

each a “due date for payment”.

73.2                        But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned at the due date for payment is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as a person having failed to comply with a call notice as regards the payment of interest and forfeiture.

74.                               FAILURE TO COMPLY WITH CALL NOTICE: AUTOMATIC CONSEQUENCES

74.1                        If a person is liable to pay a call and fails to do so by the due date for payment:

74.1.1              the directors may issue a notice of intended forfeiture to that person; and

74.1.2              until the call is paid, that person must pay the Company interest on the call from the due date for payment to the actual date of payment (both dates inclusive) at the relevant rate.

74.2                        For the purposes of this article the “relevant rate” is:

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(a)                                 the rate fixed by the terms on which the share in respect of which the call is due was allotted or issued; or

(b)                                 if no rate is fixed under (a), such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or

(c)                                  if no rate is fixed in either of these ways, 5 per cent. per annum.

74.3                        The relevant rate must not exceed 20 per cent. per annum.

74.4                        The directors may waive any obligation to pay interest on a call wholly or in part.

75.                               PAYMENT OF UNCALLED AMOUNT IN ADVANCE

75.1                        The directors may, in their discretion, accept from a member some or all of the uncalled amounts which are unpaid on shares held by him.

75.2                        A payment in advance of a call extinguishes, to the extent of the payment, the liability of the member on the shares in respect of which the payment is made.

75.3                        The Company may pay interest on the amount paid in advance (or that portion of it that exceeds the amount called on shares).

75.4                        The directors may decide this interest rate which must not exceed 20 per cent. per annum.

76.                               NOTICE OF INTENDED FORFEITURE

76.1                        A notice of intended forfeiture:

76.1.1              must be in writing;

76.1.2              may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

76.1.3              must be sent to the holder of that share or to a person entitled to it by reason of the holder’s death, bankruptcy or otherwise;

76.1.4              must require payment of the call and any accrued interest (and all costs, charges and expenses incurred by the Company by reason of non-payment) by a date which is not less than 14 days after the date of the notice;

76.1.5              must state how the payment is to be made; and

76.1.6              must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

77.                               DIRECTORS’ POWER TO FORFEIT SHARES

If a notice of intended forfeiture is not complied with before the date by which payment (including interest, costs, charges and expenses) of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of

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which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

78.                               EFFECT OF FORFEITURE

78.1                        Subject to the articles, the forfeiture of a share extinguishes:

78.1.1              all interests in that share, and all claims and demands against the Company in respect of it, and

78.1.2              all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the Company.

78.2                        Any share which is forfeited in accordance with the articles:

78.2.1              is deemed to have been forfeited when the directors decide that it is forfeited;

78.2.2              is deemed to be the property of the Company; and

78.2.3              may be sold, re-allotted or otherwise disposed of as the directors think fit.

78.3                        If a person’s shares have been forfeited:

78.3.1              the Company must send that person notice that forfeiture has occurred, but no forfeiture is invalidated by an omission to give such notice, and record it in the register of members;

78.3.2              that person ceases to be a member in respect of those shares;

78.3.3              that person must surrender the certificate (if any) for the shares forfeited to the Company for cancellation;

78.3.4              that person remains liable to the Company for all sums payable by that person under the articles at the date of forfeiture in respect of those shares, including any interest at the relevant rate set out in article 75 (whether accrued before or after the date of forfeiture) and costs, charges and expenses; and

78.3.5              the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

78.4                        At any time before the Company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.

79.                               PROCEDURE FOLLOWING FORFEITURE

79.1                        If a forfeited share is to be disposed of by being transferred, the Company may receive the consideration for the transfer and the directors may authorise any person to transfer a forfeited share to a new holder. The Company may register the transferee as the holder of the share.

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79.2                        A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been forfeited on a specified date:

79.2.1              is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

79.2.2              subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.

79.3                        A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person’s title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

79.4                        If the Company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the Company the proceeds of such sale, net of any interest, expenses or commission, and excluding any amount which:

79.4.1              was, or would have become, payable; and

79.4.2              had not, when that share was forfeited, been paid by that person in respect of that share,

but no interest is payable to such a person in respect of such proceeds and the Company is not required to account for any money earned on them.

80.                               SURRENDER OF SHARES

80.1                        A member may surrender any share:

80.1.1              in respect of which the directors may issue a notice of intended forfeiture;

80.1.2              which the directors may forfeit; or

80.1.3              which has been forfeited.

80.2                        The directors may accept the surrender of any such share.

80.3                        The effect of surrender of a share is the same as the effect of forfeiture of that share.

80.4                        A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

UNTRACED SHAREHOLDERS

81.                               POWER OF SALE

81.1                        The Company may sell the share of a member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

8 1.1.1           during a period of not less than 12 years before the date of publication of the advertisements referred to in article 81.1.3 (or, if published on two different

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dates, the first date) (the “relevant period”) at least three cash dividends have become payable in respect of the share;

81.1.2              throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by article 91.1 has been claimed or accepted and, so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

81.1.3              the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; and

8 1.1.4           the Company has not, so far as the directors are aware, during a further period of three months after the date of the advertisements referred to in article 81.1.3 (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share.

81.2                        Where a power of sale is exercisable over a share under this article 81 (a “sale share”), the Company may at the same time also sell any additional share issued in right of such sale share or in right of such an additional share previously so issued provided that the requirements of articles 81.1.2 to 81.1.4 (as if the words “throughout the relevant period” were omitted from article 81.1.2) have been satisfied in relation to the additional share.

81.3                        To give effect to a sale under articles 81.1 or 81.2, the directors may authorise any person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale of the share.

82.                               APPLICATION OF PROCEEDS OF SALE

82.1                        The Company shall be indebted to the member or other person entitled by transmission to the share for the net proceeds of sale and shall credit any amount received on sale to a separate account.

82.2                        The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person.

82.3                        Any amount credited to the separate account may either be employed in the business of the Company or invested as the directors may think fit.

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82.4                        No interest is payable on that amount and the Company is not required to account for money earned on it.

TRANSFERS AND TRANSMISSION OF SHARES

83.                               TRANSFERS OF SHARES

83.1                        The directors may, in their absolute discretion, refuse to register a transfer of shares to any person, whether or not it is fully paid or a share on which the Company has a lien.

83.2                        Shares may be transferred by means of an instrument of transfer in writing in any usual form or any other form approved by the directors, which is executed by or on behalf of:

83.2.1              the transferor; and

83.2.2              (if any of the shares is partly paid) the transferee.

83.3                        The Company (at its option) may or may not charge a fee for registering:

83.3.1              the transfer of a share; or

83.3.2              for making any other entry in the register.

83.4                        If the directors refuse to register the transfer of a share, the instrument of transfer must be returned to the transferee as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company with the notice of refusal and reasons for refusal unless they suspect that the proposed transfer may be fraudulent.

83.5                        Subject to article 107, the Company may retain all instruments of transfer which are registered.

84.                               TRANSMISSION OF SHARES

84.1                        If title to a share passes to a transmittee, the Company may only recognise the transmittee as having any title to a share held by that member alone or to which he was alone entitled. In the case of a share held jointly by two or more persons, the Company may recognise only the survivor or survivors as being entitled to it.

84.2                        Nothing in these articles releases the estate of a deceased member from any liability in respect of a share solely or jointly held by that member.

85.                               TRANSMITTEES’ RIGHTS

85.1                        Where a person become entitled by transmission to a share, the rights of the holder in relation to a share cease.

85.2                        A transmittee may give an effective receipt for dividends and other sums payable in respect of that share.

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85.3                        A transmittee who produces such evidence of entitlement to shares, subject to the Act, as the directors may properly require:

85.3.1              may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person; and

85.3.2              subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.

85.4                        But transmittees do not have the right to receive notice of or exercise rights conferred by membership in relation to meetings of the Company (or at a separate meeting of the holders of a class of shares) in respect of shares to which they are entitled by reason of the holder’s death or bankruptcy or otherwise, unless they become the holders of those shares.

86.                               EXERCISE OF TRANSMITTEES’ RIGHTS

86.1                        Transmittees who wish to become the holders of shares to which they have become entitled must notify the Company in writing of that wish.

86.2                        If the transmittee wishes to have the share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

86.3                        Any transfer made or executed under this article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

87.                               TRANSMITTEES BOUND BY PRIOR NOTICES

87.1                        The directors may give notice requiring a person to make the choice referred to in article 85.3.1.

87.2                        If that notice is not complied with within 60 days, the directors may withhold payment of all dividends and other sums payable in respect of the share until the choice has been made.

87.3                        If a notice is given to a member in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the member before the transmittee’s name has been entered in the register.

CONSOLIDATION/DIVISION OF SHARES

88.                               PROCEDURE FOR DISPOSING OF FRACTIONS OF SHARES

88.1                        This article applies where:

88.1.1              there has been a consolidation and division or sub-division shares; and

88.1.2              as a result, members are entitled to fractions of shares.

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88.2                        Subject to the Act, the directors may, in effecting divisions and/or consolidations, treat a member’s shares held in certificated form and uncertificated form as separate holdings.

88.3                        The directors may on behalf of the members deal with fractions as they think fit, in particular they may:

88.3.1              sell the shares representing the fractions to any person including (subject to the Act) the Company for the best price reasonably obtainable;

88.3.2              in the case of a certificated share, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser;

88.3.3              distribute the net proceeds of sale in due proportion among the holders of the shares or, if the directors decide, some or all of the sum raised on sale may be retained for the benefit of the Company;

88.3.4              subject to the Act, allot or issue to a member, credited as fully paid, by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation and division or sub-division, as the case may be).

88.4                        To give effect to a sale under article 88.3.1 the directors may arrange for the shares representing the fractions to be entered in the register as certificated shares.

88.5                        The directors may authorise any person to transfer the shares to, or to the direction of, the purchaser.

88.6                        The person to whom the shares are transferred is not obliged to ensure that any purchase money is received by the person entitled to the relevant fractions.

88.7                        The transferee’s title to the shares is not affected by any irregularity in or invalidity of the process leading to their sale.

88.8                        If shares are allotted or issued under article 88.3.4, the amount required to pay up those shares may be capitalised as the directors think fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares.

88.9                        A resolution of the directors capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company under article 98. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 98 without an ordinary resolution of the Company.

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DISTRIBUTIONS

89.                               PROCEDURE FOR DECLARING DIVIDENDS

89.1                        Subject to the Act and the articles, the Company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

89.2                        A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

89.3                        No dividend may be declared or paid unless it is in accordance with members’ respective rights.

89.4                        Unless the members’ resolution to declare or directors’ decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each member’s holding of shares on the date of the resolution or decision to declare or pay it.

89.5                        The directors may pay any dividend (including any dividend payable at a fixed rate) if it appears to them that the profits available for distribution justify the payment.

89.6                        If the Company’s share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

89.7                        If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

90.                               CALCULATION OF DIVIDENDS

90.1                        Except as otherwise provided by the articles or the rights attached to or the terms of issue of shares, all dividends must be:

90.1.1              declared and paid according to the amounts paid up on the shares on which the dividend is paid; and

90.1.2              apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

90.2                        If any share is issued on terms providing that it ranks for dividend as from a particular date, that share ranks for dividend accordingly.

90.3                        For the purposes of calculating dividends, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

90.4                        Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency.

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90.5                        The directors may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

91.                               PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS

91.1                        Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means:

91.1.1              in cash;

91.1.2              by transfer to a bank or building society account specified by the distribution recipient in writing or as the directors otherwise decide;

91.1.3              by sending a cheque, warrant or money order made payable to the distribution recipient by post to the distribution recipient at the distribution recipient’s registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient in writing or as the directors otherwise decide;

91.1.4              by sending a cheque, warrant or money order made payable to such person by post to such person at such address as the distribution recipient has specified in writing or as the directors otherwise decide; or

91.1.5              by any other means of payment as the directors agree with the distribution recipient either in writing or by such other means as the directors decide.

91.2                        In respect of the payment of any dividend or other sum which is a distribution, the directors may decide, and notify distribution recipients, that:

91.2.1              one or more of the means described in article 91.1 will be used for payment and a distribution recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the directors;

91.2.2              one or more of such means will be used for the payment unless a distribution recipient elects otherwise in the manner prescribed by the directors; or

91.2.3              one or more of such means will be used for the payment and that distribution recipients will not be able to elect otherwise.

The directors may for this purpose decide that different methods of payment may apply to different distribution recipients or groups of distribution recipients.

91.3                        In the event that:

91.3.1              a distribution recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend or other distribution by the means by which the directors have decided in accordance with this article that a payment is to be made, or by which the distribution recipient has elected to receive

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payment, and such address or details are necessary in order for the Company to make the relevant payment in accordance with such decision or election; or

91.3.2              if payment cannot be made by the Company using the details provided by the distribution recipient,

then the dividend or other distribution shall be treated as unclaimed for the purposes of these articles.

91.4                        In the articles, the “distribution recipient” means, in respect of a share in respect of which a dividend or other sum is payable:

91.4.1              the holder of the share;

91.4.2              if the share has two or more joint holders, the senior holder;

91.4.3              if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee (or, where two or more person are jointly entitled by transmission to the share, to any one transmittee and that person shall be able to give effective receipt for payment); or

91.4.4              in any case, to a person that the person or persons entitled to payment may direct in writing.

91.5                        Every cheque, warrant or money order sent by post is sent at the risk of the distribution recipient. If payment is made by transfer to a bank or building society account, by means of a relevant system or by another method at the direction of the distribution recipient, the Company is not responsible for amounts lost or delayed in the course of making that payment.

91.6                        Without prejudice to article 87, the directors may withhold payment of a dividend (or part of a dividend) payable to a transmittee until he has provided such evidence of his right as the directors may reasonably require.

92.                               DEDUCTIONS FROM DISTRIBUTIONS IN RESPECT OF SUMS OWED TO THE COMPANY

92.1                        If:

92.1.1              a share is subject to the Company’s lien; and

92.1.2              the directors are entitled to issue a lien enforcement notice in respect of it,

they may, instead of issuing a lien enforcement notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the Company in respect of that share to the extent that they are entitled to require payment under a lien enforcement notice.

92.2                        Money so deducted must be used to pay any of the sums payable in respect of that share.

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92.3                        The Company must notify the distribution recipient in writing of:

92.3.1              the fact and amount of any such deduction;

92.3.2              any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and

92.3.3              how the money deducted has been applied.

93.                               NO INTEREST ON DISTRIBUTIONS

93.1                        The Company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by:

93.1.1              the rights attached to the share; or

93.1.2              the provisions of another agreement between the holder of that share and the Company.

94.                               UNCLAIMED DISTRIBUTIONS

94.1                        All dividends or other sums which are:

94.1.1              payable in respect of shares; and

94.1.2              unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the Company until claimed.

94.2                        The payment of an unclaimed dividend or other sum into a separate account does not make the Company a trustee in respect of it.

94.3                        If:

94.3.1              12 years have passed from the date on which a dividend or other sum became due for payment; and

94.3.2              the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Company.

94.4                        If, in respect of a dividend or other sum payable in respect of a share, on any one occasion:

94.4.1              a cheque, warrant or money order is returned undelivered or left uncashed; or

94.4.2              a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the distribution recipient, the Company is not obliged to send or transfer a dividend or other sum payable in respect of that share to that person until he notifies the Company

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of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

95.                               NON-CASH DISTRIBUTIONS

95.1                        Subject to the terms of issue of the share in question, the Company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including shares or other securities in any company).

95.2                        For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution:

95.2.1              issuing fractional certificates (or ignoring fractions);

95.2.2              fixing the value of any assets;

95.2.3              paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

95.2.4              vesting any assets in trustees.

96.                               WAIVER OF DISTRIBUTIONS

96.1                        Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the Company notice in writing to that effect, but if:

96.1.1              the share has more than one holder; or

96.1.2              more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

97.                               SCRIP DIVIDENDS

97.1                        Subject to the Act, but without prejudice to article 58, the directors may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid (“new shares”) instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

97.2                        The directors may on any occasion determine that the right of election under article 97.1 shall be subject to any exclusions, restrictions or other arrangements that the directors may in their absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

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97.3                        Where a resolution under article 97.1 is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

97.4                        A resolution under article 97.1 may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than five years after the date of the meeting at which the resolution is passed.

97.5                        The entitlement of each holder of shares to new shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any associated tax credit) of the dividend which would otherwise have been received by the holder (the “relevant dividend”) provided that, in calculating the entitlement, the directors may at their discretion adjust the figure obtained by dividing the relevant value by the amount payable on the new shares up or down so as to procure that the entitlement of each holder of shares may be represented by a simple numerical ratio. For this purpose the “relevant value” of each of the new shares shall be as determined by or in accordance with the resolution under article 97.1. A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

97.6                        The directors may make any provision they consider appropriate in relation to an allotment made or to be made under this article (whether before or after the passing of the resolution under article 97.1), including:

97.6.1              the giving of notice to holders of the right of election offered to them;

97.6.2              the provision of forms of election (whether in respect of a particular dividend or dividends generally);

97.6.3              determination of the procedure for making and revoking elections;

97.6.4              the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

97.6.5              the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

97.7                        The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the “elected shares”); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in article 97.5. For that purpose, the directors may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the directors capitalising part of the reserves has the same effect as if the directors had resolved to effect the capitalisation with the

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authority of an ordinary resolution of the Company under article 98. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 98 without an ordinary resolution of the Company.

97.8                        The new shares rank pari passu in all respects with each other and with the fully paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

97.9                        In relation to any particular proposed dividend, the directors may in their absolute discretion decide:

97.9.1              that holders shall not be entitled to make any election in respect of, and that any election previously made shall not extend to, such dividend; or

97.9.2              at any time prior to the allotment of the new shares which would otherwise be allotted in lieu of such dividend, that all elections to take new shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

CAPITALISATION OF PROFITS AND RESERVES

98.                               AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS

98.1                        Subject to the Act and the articles, the directors may, if they are so authorised by an ordinary resolution:

98.1.1              decide to capitalise any amount standing to the credit of the Company’s reserves (including share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution which are not required for paying a preferential dividend; and

98.1.2              appropriate any sum which they so decide to capitalise (a “capitalised sum”) to the persons who would have been entitled to it if it were distributed by way of dividend (the “persons entitled”) and in the same proportions.

98.2                        Capitalised sums must be applied:

98.2.1              on behalf of the persons entitled; and

98.2.2              in the same proportions as a dividend would have been distributed to them.

98.3                        Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

98.4                        A capitalised sum which was appropriated from profits available for distribution may be applied:

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98.4.1              in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

98.4.2              in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.

98.5                        Subject to the Act and the articles the directors may:

98.5.1              apply capitalised sums in accordance with articles 98.3 and 98.4 partly in one way and partly in another;

98.5.2              make such arrangements as they think fit to resolve a difficulty arising in the distribution of a capitalised sum and in particular to deal with shares or debentures becoming distributable in fractions under this article the directors may deal with fractions as they think fit (including the issuing of fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £5, or such other sum as the directors may decide, the sum may be retained for the benefit of the Company));

98.5.3              authorise any person to enter into an agreement with the Company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them or the payment by the Company on behalf of the members of the amounts or part of the amounts or part of the amounts remaining unpaid on their existing shares under this article; and

98.5.4              generally do all acts and things required to give effect to the resolution.

99.                               RECORD DATES

99.1                        Notwithstanding any other provision of the articles, but subject to the Act and rights attached to shares, the Company or the directors may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

PART 5 - MISCELLANEOUS PROVISIONS

COMMUNICATIONS

100.                        MEANS OF COMMUNICATION TO BE USED

100.1                 Save where these articles expressly require otherwise, any notice, document or information to be sent or supplied by, or on behalf of or to the Company may be sent or supplied in accordance with the Act (whether authorised or required to be sent or supplied by the Act or otherwise):

100.1.1       in hard copy form,

100.1.2       in electronic form; or

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100.1.3       by means of a website.

100.2                 Subject to the articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

100.3                 A director may agree with the Company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

100.4                 If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to call a general meeting by notices sent by post, then subject to the Act, the directors may, in their absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to call a general meeting by a notice advertised in at least one United Kingdom national newspaper. In this case, the Company must send confirmatory copies of the notice to those members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

100.5                 A notice, document or information sent by post and addressed to a member at his registered address or address for service in the United Kingdom is deemed to be given to or received by the intended recipient 24 hours after it was put in the post if pre paid as first class post and 48 hours after it was put in the post if pre paid as second class post, and in proving service it is sufficient to prove that the envelope containing the notice, document or information was properly addressed, pre paid and posted.

100.6                 A notice, document or information sent or supplied by electronic means to an address specified for the purpose by the member is deemed to have been given to or received by the intended recipient 24 hours after it was sent, and in proving service it is sufficient to prove that the communication was properly addressed and sent.

100.7                 A notice, document or information sent or supplied by means of a website is deemed to have been given to or received by the intended recipient when:

100.7.1       the material was first made available on the website; or

100.7.2       if later, when the recipient received (or, in accordance with this article 100, is deemed to have received) notification of the fact that the material was available on the website.

100.8                 A notice, document or information not sent by post but delivered by hand (which include delivery by courier) to a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

100.9                 Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

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100.10     A notice, document or information served or delivered by or on behalf of the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

100.11     A qualifying person present at a meeting of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

100.12     A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 793 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

100.13     In the case of joint holders of a share, a notice, document or information shall be validly sent or supplied to all joint holders if sent or supplied to whichever of them is named first in the register in respect of the joint holding. Anything to be agreed or specified in relation to a notice, document or information to be sent or supplied to joint holders, may be agreed or specified by the joint holder who is named first in the register in respect of the joint holding.

100.14     The Company may give a notice, document or information to a transmittee as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be a transmittee. Until an address has been supplied, a notice, document or information may be given in any manner in which it might have been given if the death or bankruptcy had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

100.15     A member whose registered address is not within the United Kingdom, Italy or the United States shall not be entitled to receive any notice, document or information from the Company unless:

100.15.1     the Company is able, in accordance with the Act, to send the notice, document or information in electronic form or by means of a website; or

100.15.2     the member gives to the Company a postal address within the United Kingdom, Italy or the United States at which notices to the member may be given.

101.                  LOSS OF ENTITLEMENT TO NOTICES

101.1           Subject to the Act, a member (or in the case of joint holders, the person who is named first in the register) who has no registered address within the United Kingdom, and has not supplied to the Company an address within the United Kingdom at which notice or other documents or information can be given to him, shall not be entitled to receive any notice or other documents or information from the Company. Such a member (or in the case of joint holders, the person who is named first in the register) shall not be entitled to receive any notice or other documents or information from the

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Company even if he has supplied an address for the purposes of receiving notices or other documents or information in electronic form.

101.2           If:

101.2.1       the Company sends two consecutive documents to a member over a period of at least 12 months; and

101.2.2       each of those documents is returned undelivered, or the Company receives notification that it has not been delivered,

that member ceases to be entitled to receive notices from the Company.

101.3           A member who has ceased to be entitled to receive notices from the Company becomes entitled to receive such notices again by sending the Company:

101.3.1       a new address to be recorded in the register; or

101.3.2       if the member has agreed that the Company should use a means of communication other than sending things to such an address, the information that the Company needs to use that means of communication effectively.

ADMINISTRATIVE ARRANGEMENTS

102.                  SECRETARY

102.1           Subject to the Act, the directors shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including remuneration) as they think fit.

102.2           The directors may remove a person appointed under this article 102 from office and appoint another or others in his place.

102.3           Any provision of the Act or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

103.                  CHANGE OF NAME

The directors may change the name of the Company.

104.                  AUTHENTICATION OF DOCUMENTS

104.1           A director or the secretary or another person appointed by the directors for the purpose may authenticate:

104.1.1       documents affecting the constitution of the Company (including the articles);

104.1.2       resolutions passed by the Company or holders of a class of shares or the directors or a committee of the directors; and

104.1.3       books, records, documents and accounts relating to the business of the Company,

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104.1.4       and may certify copies or extracts as true copies or extracts.

105.                  COMPANY SEALS

105.1           The directors must provide for the safe custody of every seal.

105.2           A seal may be used only by the authority of a resolution of the directors or of a committee of the directors.

105.3           The directors may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The directors may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means.

105.4           Unless otherwise decided by the directors:

105.4.1       share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

105.4.2       every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director, or by one director in the presence of a witness who attests his signature.

106.                  RECORDS OF PROCEEDINGS

106.1           The directors must make sure that proper minutes are kept in minute books of:

106.1.1       all appointments of officers and committees made by the directors and of any remuneration fixed by the directors; and

106.1.2       all proceedings (including the names of the directors present at such meeting) of general meetings;

106.1.3       meetings of the holders of any class of shares in the Company;

106.1.4       the directors’ meetings; and

106.1.5       meetings of committees of the directors.

106.2            If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are conclusive evidence of the proceedings at the meeting.

106.3           The directors must ensure that the Company keeps records, in the books kept for the purpose, of all directors’ written resolutions.

106.4           All such minutes and written resolutions must be kept for at least 10 years from the date of the meeting or written resolution as the case may be.

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107.                  DESTRUCTION OF DOCUMENTS

107.1           The Company is entitled to destroy:

107.1.1       all instruments of transfer of shares (including documents constituting the renunciation of an allotment of shares) which have been registered, and all other documents on the basis of which any entries are made in the register, from six years after the date of registration;

107.1.2       all dividend mandates (or mandates for other amounts), variations or cancellations of such mandates, and notifications of change of address, from two years after they have been recorded;

107.1.3       all share certificates which have been cancelled from one year after the date of the cancellation;

107.1.4       all paid dividend warrants and cheques from one year after the date of actual payment;

107.1.5       all proxy notices from one year after the end of the meeting to which the proxy notice relates; and

107.1.6       all other documents on the basis of which any entry in the register is made at any time after 10 years from the date an entry in the register was first made in respect of it.

107.2            If the Company destroys a document in good faith, in accordance with the articles, and without express notice to the Company that the preservation of the document is relevant to a claim, it is conclusively presumed in favour of the Company that:

107.2.1       entries in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed were duly and properly made;

107.2.2       any instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

107.2.3       any share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

107.2.4       any other document so destroyed was a valid and effective document in accordance with its recorded particulars in the books or records of the Company.

107.3           This article does not impose on the Company any liability which it would not otherwise have if it destroys any document before the time at which this article permits it to do so or in any case where the conditions of this article are not fulfilled.

107.4           In this article, references to the destruction of any document include a reference to its being disposed of in any manner.

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108.                  ACCOUNTS

108.1           The directors must ensure that accounting records are kept in accordance with the Act.

108.2           The accounting records shall be kept at the registered office of the Company or, subject to the Act, at another place decided by the directors and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Act or he is authorised by the directors or by an ordinary resolution of the Company.

108.3           In respect of each financial year, a copy of the Company’s annual accounts, the directors’ report, the strategic report, the directors’ remuneration report, and the auditors’ report on those accounts and on the auditable part of the directors’ remuneration report shall be sent or supplied to:

108.3.1       every member (whether or not entitled to receive notices of general meetings);

108.3.2       every holder of debentures (whether or not entitled to receive notices of general meetings); and

108.3.3       every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Act. This article does not require copies of the documents to which it applies to be sent or supplied to:

108.3.4       a member or holder of debentures of whose address the Company is unaware; or

108.3.5       more than one of the joint holders of shares or debentures.

108.4           The directors may determine that persons entitled to receive a copy of the Company’s annual accounts, the directors’ report, the strategic report, the directors’ remuneration report, and the auditors’ report on those accounts and on the auditable part of the directors’ remuneration report are those persons entered on the register at the close of business on a day determined by the directors.

108.5           Where permitted by the Act, the strategic report with supplementary material in the form and containing the information prescribed by the Act may be sent or supplied to a person so electing in place of the documents required to be sent or supplied by article 108.3.

109.                  PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

The directors may decide to make provision for the benefit of persons (other than a director or former director or shadow director) employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

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110.                  WINDING UP OF THE COMPANY

110.1           On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law:

110.1.1       divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds; and

110.1.2       vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine.

110.2           For this purpose the liquidator may:

110.2.1       set the value he deems fair on a class or classes of property; and

110.2.2       determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members.

110.3           The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

DIRECTORS’ INDEMNITY AND INSURANCE

111.                  INDEMNITY OF OFFICERS AND FUNDING DIRECTORS’ DEFENCE COSTS

111.1           To the fullest extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of the Company or any of its associates (other than any person (whether or not an officer of the Company or any of its associates) engaged by the Company of any of its associates as auditor) shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise as a director or such other officer of the Company any of its associates) in relation to the Company or any of its associates or its/their affairs provided that such indemnity shall not apply in respect of any liability incurred by him:

111.1.1       to the Company or to any of its associates;

111.1.2       to pay a fine imposed in criminal proceedings;

111.1.3       to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

111.1.4       in defending any criminal proceedings in which he is convicted;

111.1.5       in defending any civil proceedings brought by the Company, or any of its associates, in which judgment is given against him; or

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111.1.6       in connection with any application under any of the following provisions in which the court refuses to grant him relief, namely:

(a)                                 section 661(3) or (4) of the Act (acquisition of shares by innocent nominee); or

(b)                                 section 1157 of the Act (general power to grant relief in case of honest and reasonable conduct).

111.2            In article 111.1.4, 111.1.5 or 111.1.6 the reference to a conviction, judgment or refusal of relief is a reference to one that has become final. A conviction, judgment or refusal of relief becomes final:

111.2.1       if not appealed against, at the end of the period for bringing an appeal; or

111.2.2       if appealed against, at the time when the appeal (or any further appeal) is disposed of.

An appeal is disposed of:

111.2.3       if it is determined and the period for bringing any further appeal has ended; or

111.2.4       if it is abandoned or otherwise ceases to have effect.

111.3           To the extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director of the Company acting in its capacity as a trustee of an occupational pension scheme shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in connection with the Company’s activities as trustee of the scheme provided that such indemnity shall not apply in respect of any liability incurred by him:

111.3.1       to pay a fine imposed in criminal proceedings;

111.3.2       to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

111.3.3       in defending criminal proceedings in which he is convicted.

For the purposes of this article, a reference to a conviction is to the final decision in the proceedings. The provisions of article 111.2 shall apply in determining when a conviction becomes final.

111.4           Without prejudice to article 111.1 or to any indemnity to which a director may otherwise be entitled, and to the extent permitted by the Act and otherwise upon such terms and subject to such conditions as the directors may in their absolute discretion think fit, the directors shall have the power to make arrangements to provide a director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with an application under section 661(3) or (4) of the Act (acquisition of shares by innocent nominee) or section 1157 of the Act (general power to grant relief in case of honest and reasonable

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conduct) or in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority or to enable a director to avoid incurring any such expenditure.

111.5           Where at any meeting of the directors or a committee of the directors any arrangement falling within article 111.4 is to be considered, a director shall be entitled to vote and be counted in the quorum at such meeting unless the terms of such arrangement confers upon such director a benefit not generally available to any other director; in that event, the interest of such director in such arrangement shall be deemed to be a material interest for the purposes of article 20 and he shall not be so entitled to vote or be counted in the quorum.

112.                  INSURANCE

112.1           To the extent permitted by the Act, the directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

112.1.1       a director or a secretary of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

112.1.2       trustee of a retirement benefits scheme or other trust in which a person referred to in article 112.1.1 is or has been interested,

indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

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Schedule 2.2

Company No. 09127533

AGREED FORM ARTICLES

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

GEORGIA WORLDWIDE PLC

Adopted on [  ]

PART 1

INTERPRETATION AND LIMITATION OF LIABILITY

1.                                      DEFINED TERMS

1.1                               In the articles, unless the context requires otherwise:

“Act” means the Companies Act 2006;

“articles” means the Company’s articles of association;

“associate” means any body corporate in which a company is interested directly or indirectly so that it is able to exercise or control the exercise of 20 per cent. or more of the votes eligible to be cast at general meetings on all, and substantially all, matters;

“auditors” means the auditors from time to time of the Company;

“bankruptcy” includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

“business day” means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London, New York, Rome and Milan;

“call” has the meaning given in article 75.1;

“call notice” has the meaning given in article 75.1;

“certificate” means a paper certificate evidencing a person’s title to specified shares or other securities;

“chairman” means the person appointed to that role pursuant to article 13.1;

“chairman of the meeting” has the meaning given in article 40.4;

“clear days” means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“company” includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

“Company” means Georgia Worldwide PLC, a company incorporated in England and Wales, with registered number 09127533;

“Companies Acts” means the Companies Acts (as defined in section 2 of the Act), in so far as they apply to the Company;

“company’s lien” has the meaning given in article 73.1;

“corporate representative” has the meaning given in article 55.1;

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“director” means a director of the Company, and includes any person occupying the position of director, by whatever name called;

“Disclosure and Transparency Rules” means the Disclosure Rules and Transparency Rules of the UK Financial Conduct Authority made pursuant to Part VI of FSMA, as revised from time to time;

“distribution recipient” has the meaning given in article 96.2;

“document” includes, unless otherwise specified, any document sent or supplied in electronic form;

“fully paid” in relation to a share, means that the nominal value and any premium to be paid to the Company in respect of that share has been paid to the Company;

“Group” means the Company and its subsidiaries and subsidiary undertakings from time to time;

“holder” in relation to a share means the person whose name is entered in the register of members as the holder of that share;

“independent director” means a director who meets the independence standards of the NYSE applicable to non-controlled domestic US issuers;

“instrument” means a document in hard copy form;

“lien enforcement notice” has the meaning given in article 74;

“member” means a member of the Company;

“Loyalty Plan” means the loyalty plan relating to the Special Voting Shares;

“Model Articles” means the model articles for public companies limited by shares contained in Schedule 3 of the Companies (Model Articles) Regulations 2008 (SI 2009/3229) as amended prior to the date on which the Company was incorporated;

“Nominee” means any person appointed by the Company to hold Special Voting Shares in accordance with these articles;

“NYSE” means the New York Stock Exchange;

“Ordinary Shares” means ordinary shares of US$0.10 each in the capital of the Company, having the rights and restrictions set out in article 64.1;

“paid” and “paid up” mean paid or credited as paid;

“participate”, in relation to a directors’ meeting, has the meaning given in article 11.1 and “participating director” shall be construed accordingly;

“partly paid” in relation to a share means that part of that share’s nominal value and any premium at which it was issued which has not been paid to the Company;

“proxy notice” has the meaning given in article 53.1;

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“qualifying person” means an individual who is a member of the Company, a corporate representative in relation to a meeting or a person appointed as proxy of a member in relation to a meeting;

“register” means the register of members of the Company kept under section 113 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share;

“seal” means the common seal of the Company or any official or securities seal that the Company may have or may be permitted to have under the Act;

“secretary” means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the directors to perform the duties of the secretary;

“senior holder” means, in the case of a share held by two or more joint holders, whichever of them is named first in the register;

“shares” means any shares in the Company;

“Special Voting Shares” means special voting shares with a nominal value of US$0.000001 each in the capital of the Company, having the rights and restrictions set out in article 64.7;

“Sterling Non-Voting Shares” means the sterling non-voting shares of the Company with a nominal value of £1 each, having the rights and restrictions set out in article 64.17;

“Sterling Shareholder” means any person appointed by the Company to hold the Sterling Non-Voting Shares;

“subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Act and for the purposes of this definition, a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

“transmittee” means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and

“writing” means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

1.2                               Unless the context requires otherwise, words or expressions contained in these articles bear the same meaning given by the Act as it is in force when the articles are adopted.

1.3                               Where an ordinary resolution of the Company is expressed to be required for any purpose, a special resolution is also effective for that purpose.

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1.4                               References to a “meeting” shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

1.5                               The headings in the articles do not affect their interpretation.

1.6                               References to any statutory provision or statute include all modifications and re-enactments (with or without modification) to such provision or statute and all subordinate legislation made under any such provision or statute, in each case for the time being in force. This article 1.6 does not affect the interpretation of article 1.2.

1.7                               The ejusdem generis principle of construction shall not apply. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words.

1.8                               In the articles, words importing one gender shall include each gender and a reference to a “spouse” shall include a reference to a civil partner under the Civil Partnership Act 2004.

2.                                      MODEL ARTICLES OR REGULATIONS NOT TO APPLY

No model articles or regulations contained in any statute or subordinate legislation, including those contained in the Model Articles, apply as the articles of association of the Company.

3.                                      LIABILITY OF MEMBERS

The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2

DIRECTORS

DIRECTORS’ POWERS AND RESPONSIBILITIES

4.                                      DIRECTORS’ GENERAL AUTHORITY

4.1                               Subject to the Act and the articles, the directors are responsible for the management of the Company’s business, for which purpose they may exercise all the powers of the Company whether relating to the management of the business or not.

4.2                               No alteration of the articles invalidates anything which the directors have done before the alteration.

4.3                               The provisions of the articles giving specific powers to the directors do not limit the general powers given by this article 4.

4.4                               The directors can appoint a person (not being a director) to an office having the title including the word “director” or attach such a title to an existing office. The directors can also terminate the appointment or use of that title. Even though a person’s title includes “director”, this does not imply that they are (or are deemed to be) directors of

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the Company or that they can act as a director as a result of having such a title or be treated as a director of the Company for any of the purposes of the Act or the articles.

4.5                               The directors may in their discretion exercise (or cause to be exercised) the powers conferred by shares of another company held (or owned) by the Company or a power of appointment to be exercised by the Company (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company).

4.6                               Subject to the Act, the directors may exercise the powers of the Company regarding keeping an overseas, local or other register and may make and vary regulations as they think fit concerning the keeping of such a register.

5.                                      COMPLIANCE WITH NYSE RULES

For as long as the Ordinary Shares are listed on the NYSE, the Company shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.

6.                                      BORROWING POWERS

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Act, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

7.                                      DIRECTORS MAY DELEGATE

7.1                               Subject to the articles, the directors may delegate any of the powers, authorities and discretions which are conferred on them under the articles:

7.1.1                     to such person or committee;

7.1.2                     by such means (including by power of attorney);

7.1.3                     to such an extent;

7.1.4                     in relation to such matters or territories; and

7.1.5                     on such terms and conditions;

as they think fit.

7.2                               If the directors so specify, any such delegation may authorise further delegation of the directors’ powers, authorities and discretions by any person to whom they are delegated.

7.3                               If the directors delegate under article 7.1, they may retain or exclude the right to exercise the delegated powers, authorities and discretions together with that person or committee.

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7.4                               Where a provision in the articles refers to the exercise of a power, authority or discretion by the directors and that power, authority or discretion has been delegated by the directors to a person or a committee under article 7.1, the provision shall be construed as permitting the exercise of the power, authority or discretion by that person or committee.

7.5                               The directors may revoke any delegation in whole or part, or alter its terms and conditions.

8.                                      COMMITTEES

8.1                               Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.

8.2                               For as long as the Ordinary Shares are listed on the NYSE, all committees shall comply with the applicable rules of the NYSE applicable to non-controlled domestic US issuers. The directors may otherwise make rules of procedure for all or any committees, which prevail over rules derived from the articles.

DECISION-MAKING BY DIRECTORS

9.                                      DIRECTORS TO TAKE DECISIONS COLLECTIVELY

9.1                               Decisions of the directors may be taken:

9.1.1                     at a directors’ meeting; or

9.1.2                     in the form of a directors’ written resolution.

10.                               CALLING A DIRECTORS’ MEETING

10.1                        Any director may call a directors’ meeting.

10.2                        The secretary must call a directors’ meeting if a director so requests.

10.3                        A directors’ meeting is called by giving notice of the meeting to the directors.

10.4                        Notice of any directors’ meeting must indicate:

10.4.1              its proposed date and time (which shall be not less than 48 hours after the notice is given);

10.4.2              where it is to take place; and

10.4.3              if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

10.5                        Notice of a directors’ meeting must be given to each director, but need not be in writing.

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10.6                        Notice of a directors’ meeting need not be given to a director who waives his entitlement to notice of that meeting, by giving notice to that effect to the Company at any time before or after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

11.                               PARTICIPATION IN DIRECTORS’ MEETINGS

11.1                        Subject to the articles, directors “participate” in a directors’ meeting, or part of a directors’ meeting, when:

11.1.1              the meeting has been called and takes place in accordance with the articles; and

11.1.2              they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

11.2                        In determining whether a director is participating in a directors’ meeting, it is irrelevant where the director is or how he communicates with the others.

11.3                        If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

12.                               QUORUM FOR DIRECTORS’ MEETINGS

12.1                        At a directors’ meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

12.2                        The quorum for directors’ meetings shall be at least a majority of the directors then in office.

13.                               CHAIRING DIRECTORS’ MEETINGS 13.1 The directors may appoint a director to chair their meetings.

13.2                        The directors may appoint other directors as vice, deputy or assistant chairmen to chair directors’ meetings in the chairman’s absence.

13.3                        The directors may terminate the appointment of the chairman, vice, deputy or assistant chairman at any time.

13.4                        If neither the chairman nor any director appointed generally to chair directors’ meetings in the chairman’s absence is participating in a meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of their number to chair it.

14.                               VOTING AT DIRECTORS’ MEETINGS: GENERAL RULES

14.1                        Subject to the articles, a decision is taken at a duly convened directors’ meeting by a majority of the votes cast at such meeting.

14.2                        Subject to the articles, each director participating in a directors’ meeting has one vote.

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DIRECTORS’ INTERESTS

15.                               DIRECTORS’ INTERESTS

15.1                        A director shall be authorised for the purposes of section 175 of the Act to act or continue to act as a director of the Company notwithstanding that at the time of his appointment or subsequently he also holds office as a director of, or holds any other office, employment or engagement with, any other member of the Group.

16.                               DIRECTORS’ INTERESTS OTHER THAN IN RELATION TO TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

16.1                        The directors may authorise any matter proposed to them which would, if not so authorised, involve a breach of duty by a director under section 175 of the Act.

16.2                        Any authorisation under article 16.1 will be effective only if:

16.2.1              any requirement as to the quorum at the meeting or part of the meeting at which the matter is considered is met without counting the director in question or any other director interested in the matter under consideration; and

16.2.2              the matter was agreed to without such directors voting or would have been agreed to if such directors’ votes had not been counted.

16.3                        The directors may give any authorisation under article 16.1 upon such terms and conditions as they think fit. The directors may vary or terminate any such authorisation at any time.

16.4                        For the purposes of articles 15 to 21 a conflict of interest includes a conflict of interest and duty and a conflict of duties, and “interest” includes both direct and indirect interests.

17.                               CONFIDENTIAL INFORMATION AND ATTENDANCE AT DIRECTORS’ MEETINGS

17.1                        A director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. In particular the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:

17.1.1              fails to disclose any such information to the directors or to any director or other officer or employee of the Company; and/or

17.1.2              does not use or apply any such information in performing his duties as a director of the Company.

However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this article 17.1 applies only if the existence of that relationship has been authorised by the directors under article 16.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given).

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17.2                        Where the existence of a director’s relationship with another person has been authorised by the directors under article 16.1 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, without prejudice to the provisions of article 21, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:

17.2.1              absents himself from meetings of the directors or a committee of directors (or the relevant portions thereof) at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

17.2.2              makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser on his behalf, for so long as he reasonably believes such conflict of interest (or possible conflict of interest) subsists, provided that if a majority of the independent directors of the Company so determine (excluding any independent director who is conflicted in respect of the particular matter), such conflicted director may be permitted to participate in the relevant meeting (or part thereof), and to receive documents and information relating to the matter, but not to vote (save to the extent that such participation or access to such documents and information would constitute a breach of applicable competition law or regulation).

17.3                        The provisions of articles 17.1 and 17.2 are without prejudice to any equitable principle or rule of law which may excuse the director from:

17.3.1              disclosing information, in circumstances where disclosure would otherwise be required under these articles; and/or

17.3.2              attending meetings or discussions or receiving documents and information as referred to in article 17.2, in circumstances where such attendance or receiving such documents and information would otherwise be required under these articles.

18.                               DECLARATION OF INTERESTS IN PROPOSED OR EXISTING TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY

18.1                        A director who is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company must declare the nature and extent of his interest to the other directors before the Company enters into the transaction or arrangement.

18.2                        A director who is in any way, directly or indirectly, interested in a transaction or arrangement that has been entered into by the Company must declare the nature and extent of his interest to the other directors as soon as is reasonably practicable, unless the interest has already been declared under article 18.1.

18.3                        Any declaration required by article 18.1 may (but need not) be made:

18.3.1              at a meeting of the directors;

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18.3.2              by notice in writing in accordance with section 184 of the Act; or,

18.3.3              by general notice in accordance with section 185 of the Act.

18.4                        Any declaration required by article 18.2 must be made:

18.4.1              at a meeting of the directors;

18.4.2              by notice in writing in accordance with section 184 of the Act; or,

18.4.3              by general notice in accordance with section 185 of the Act.

18.5                        If a declaration made under article 18.1 or 18.2 above proves to be, or becomes, inaccurate or incomplete, a further declaration must be made under article 18.1 or 18.2 as appropriate.

18.6                        A director need not declare an interest under this article 18:

18.6.1              if it cannot reasonably be regarded as likely to give rise to a conflict of interest;

18.6.2              if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware);

18.6.3              if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by a meeting of the directors or by a committee of the directors appointed for the purpose under these articles; or

18.6.4              if the director is not aware of his interest or is not aware of the transaction or arrangement in question (and for this purpose a director is treated as being aware of matters of which he ought reasonably to be aware).

19.                               ABILITY TO ENTER INTO TRANSACTIONS AND ARRANGEMENTS WITH THE COMPANY NOTWITHSTANDING INTEREST

19.1                        Subject to the Act and provided that he has declared to the directors the nature and extent of any direct or indirect interest of his in accordance with article 18 or where article 18.6 applies and no declaration of interest is required, a director notwithstanding his office:

19.1.1              may be a party to, or otherwise be interested in, any transaction or arrangement with the Company or in which the Company is directly or indirectly interested;

19.1.2              may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor), and in any such case on such terms as to remuneration and otherwise as the directors may decide; or

19.1.3              may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the Company is directly or indirectly interested.

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20.                               REMUNERATION AND BENEFITS

20.1                        A director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:

20.1.1              the acceptance, entry into or existence of which has been authorised by the directors under article 16.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given); or

20.1.2              which he is permitted to hold or enter into by virtue of article 19 or otherwise under these articles,

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act. No transaction or arrangement authorised or permitted under articles 16.1 or 19 or otherwise under these articles shall be liable to be avoided on the ground of any such interest or benefit.

21.                               GENERAL VOTING AND QUORUM REQUIREMENTS

21.1                        Save as otherwise provided by these articles, a director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

21.1.1              the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

21.1.2              the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

21.1.3              a transaction or arrangement concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

21.1.4              a transaction or arrangement to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he or any person connected with him is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a “relevant company”), if he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any share of that class held as treasury shares)

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in the relevant company or of the voting rights available to members of the relevant company;

21.1.5              a transaction or arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; or

21.1.6              a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

21.2                        A director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any body corporate in which the Company is directly or indirectly interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a body corporate in which the Company is directly or indirectly interested, such proposals may be divided and a separate resolution considered in relation to each director. In that case, each of the directors concerned (if not otherwise debarred from voting under article 21) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

21.3                        If a question arises at a meeting as to the materiality of a director’s interest or as to the entitlement of a director to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the director in question) whose majority vote is conclusive and binding on all concerned.

21.4                        The Company may by ordinary resolution suspend or relax the provisions of articles 15 to 21 to any extent. Subject to the Act, the Company may by ordinary resolution ratify any transaction or arrangement not properly authorised by reason of a contravention of articles 15 to 21.

22.                               PROPOSING DIRECTORS’ WRITTEN RESOLUTIONS

22.1                        Any director may propose a directors’ written resolution.

22.2                        The secretary must propose a directors’ written resolution if a director so requests.

22.3                        A directors’ written resolution is proposed by giving written notice of the proposed resolution to each director.

22.4                        Notice of a proposed directors’ written resolution must indicate:

22.4.1              the proposed resolution;

22.4.2              the time by which it is proposed that the directors should adopt it; and

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22.4.3              the manner in which directors can indicate their agreement in writing to it, for the purposes of article 23.

23.                               ADOPTION OF DIRECTORS’ WRITTEN RESOLUTIONS

23.1                        A proposed directors’ written resolution is adopted when all the directors entitled to vote at a meeting of the board or of a committee of the board in respect of the proposed resolution (being not less than the number of directors required to form a quorum at a duly convened meeting) have signed one or more copies of it, or have otherwise indicated their agreement in writing to it (which may include by electronic means). A director indicates his agreement in writing to a proposed directors’ written resolution when the Company receives from him an authenticated document identifying the resolution to which it relates and indicating the director’s agreement to the resolution, in accordance with section 1146 of the Act. Once a director has so indicated his agreement, it may not be revoked.

23.2                        It is immaterial whether any director signs the resolution or otherwise indicates his agreement in writing to it before or after the time by which the notice proposed that it should be adopted.

23.3                        Once a directors’ written resolution has been adopted, it must be treated as if it had been a decision taken at a directors’ meeting or committee meeting in accordance with the articles. All directors shall be notified after a director’s written resolution has been passed.

24.                               DIRECTORS’ DISCRETION TO MAKE FURTHER RULES

Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

25.                               NUMBER OF DIRECTORS

Unless and until otherwise decided by the board (where, for the period of three years from the date of adoption of these articles, not less than three-quarters of the directors shall have voted in favour of such decision), the number of directors will be 13. The composition of the board (and, if applicable, each director) will satisfy the requirements of applicable law and any securities exchange on which the Company’s securities are listed.

26.                               INITIAL DIRECTORS

The directors in office immediately following the unconditional adoption of these articles shall be appointed for a term of three years from such date.

27.                               METHODS OF APPOINTING DIRECTORS

27.1                        Subject to the articles, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:

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27.1.1              by ordinary resolution;

27.1.2              at a general meeting called under article 35.4;

27.1.3              by a decision of the directors.

27.2                        Subject to the Act, the directors may enter into an agreement or arrangement with any director for the provision of any services outside the scope of the ordinary duties of a director. Any such agreement or arrangement may be made on such terms and conditions as (subject to the Act) the directors think fit and (without prejudice to any other provision of the articles) they may remunerate any such director for such services as they think fit.

27.3                        The only persons who can be elected directors at a general meeting are the following:

27.3.1              a person who is recommended by the directors;

27.3.2              a person who has been proposed by a member (other than the person to be proposed) who is entitled to attend and to vote at the meeting. The proposing member must provide written notice that he intends to propose the person for election and the notice must:

(a)                                 be delivered to the Company's registered office at least 30 but not more than 90 days before the date of the meeting;

(b)                                 state the particulars which would be required to be included in the register of directors if the proposed director were appointed (or reappointed), as well as (for so long as the Ordinary Shares are listed on the NYSE) all information required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for appointment of directors, or is otherwise required, in each case pursuant to Regulation 14A under the US Securities Exchange Act of 1934, as amended from time to time; and

(c)                                  be accompanied by notice given by proposed director of his willingness to be appointed (or reappointed).

27.4                        The directors may require that any notice of a proposed director by a member include additional disclosure regarding such proposed director, including such person’s interest in the Company.

27.5                        A resolution for the appointment of two or more persons as directors by a single resolution is void unless a resolution that the resolution for appointment is proposed in this way has first been proposed by the meeting without a vote being given against it.

27.6                        A director need not be a member.

27.7                        All acts done by:

27.7.1              a meeting of the directors;

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27.7.2              a meeting of a committee of the directors;

27.7.3              written resolution of the directors; or

27.7.4              a person acting as a director, or a committee,

shall be valid notwithstanding that it is discovered afterwards that there was a defect in the appointment of a person or persons acting or that any of them were disqualified from holding office, had ceased to hold office or were not entitled to vote on the matter in question.

28.                               TERMINATION OF DIRECTOR’S APPOINTMENT

28.1                        A person ceases to be a director as soon as:

28.1.1              the period expires, if he has been appointed for a fixed period;

28.1.2              he ceases to be a director by virtue of any provision of the Act, is removed from office under the articles or is prohibited from being a director by law;

28.1.3              he is deemed unfit or has otherwise been requested to be removed from office by any gaming regulatory authority in any applicable jurisdiction;

28.1.4              a bankruptcy order is made against him;

28.1.5              a composition is made with his creditors generally in satisfaction of his debts;

28.1.6              a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months and the directors resolve that he cease to be a director;

28.1.7              by reason of his mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have and the directors resolve that he cease to be a director;

28.1.8              he is absent, without the permission of the directors, from directors’ meetings for six consecutive months and the directors resolve that he cease to be a director;

28.1.9              notification is received by the Company from the director that the director is resigning from office as director, and such resignation has taken effect in accordance with its terms; or

28.1.10       being an executive director he ceases, for whatever reason, to be employed or engaged by the Group (provided that this article 28.1.10 shall not apply to the initial directors as referred to in article 26).

28.2                        A unanimous resolution of the directors (excluding the director the subject of this article) declaring a director to have ceased to be a director under the terms of this article is conclusive as to the fact and grounds of cessation stated in the resolution.

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28.3                        If a director ceases to be a director for any reason, he shall cease to be a member of any committee of the directors.

29.                               DIRECTORS’ FEES

29.1                        Directors may undertake any services for the Company that the directors decide.

29.2                        Unless otherwise determined by ordinary resolution, directors are entitled for their services to such total fees as the directors determine (or such sum as the Company may decide by ordinary resolution). The total fees will be divided among the directors in the proportions that the directors decide. If no decision is made, the total fees will be divided equally. A fee payable under this article 29.2 is distinct from any salary, remuneration or other amount payable to a director under the articles or otherwise. Unless the directors determine otherwise, a fee payable under this article 29.2 accrues from day to day.

29.3                        Subject to the Act and the articles, directors’ fees may be payable in any form and, in particular, the directors may arrange for part of a fee payable under this article 29 to be provided in the form of fully paid shares of the Company. The amount of the fee payable in this way is at the directors’ discretion. The amount of the fee will be applied to purchase or subscribe for shares on behalf of the director.

29.4                        Unless the directors decide otherwise, a director is not accountable to the Company for any remuneration which he receives as a director or other officer or employee of the Company’s subsidiary undertakings or of any other body corporate in which the Company is interested.

30.                               DIRECTORS’ ADDITIONAL REMUNERATION

30.1                        The directors can pay additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses to any director who at the request of the directors:

30.1.1              makes a special journey for the Company;

30.1.2              performs a special service for the Company; or,

30.1.3              works abroad in connection with the Company’s business.

31.                               DIRECTORS’ PENSIONS AND OTHER BENEFITS

31.1                        The directors may decide whether to pay or provide (by insurance or otherwise):

31.1.1              pensions, retirement or superannuation benefits;

31.1.2              death, sickness or disability benefits;

31.1.3              gratuities; or,

31.1.4              other allowances,

to any person who is or who was a director of:

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31.1.5              the Company;

31.1.6              a subsidiary undertaking of the Company;

31.1.7              any company which is or was allied to or associated with the Company or any of its subsidiary undertakings; or

31.1.8              a predecessor in business of the Company or any of its subsidiary undertakings,

or to a member of his family including a spouse, former spouse or a person who is (or was) dependent on him.

31.2                        For the purpose of article 31.1, the directors may establish, maintain, subscribe and contribute to any scheme trust or fund and pay premiums. The directors may arrange for this to be done either by the Company alone or in conjunction with another person.

32.                               REMUNERATION OF EXECUTIVE DIRECTORS

32.1                        The salary or remuneration of a director appointed to hold employment or executive office in accordance with these articles may be:

32.1.1              a fixed sum;

32.1.2              wholly or partly governed by business done or profits made; or

32.1.3              as the directors decide.

This salary or remuneration may be in addition to or instead of a fee payable to him for his services as a director under these articles.

33.                               DIRECTORS’ EXPENSES

33.1                        The Company may repay any reasonable travelling, hotel and other expenses which a director properly incurs in performing his duties as director in connection with his attendance at:

33.1.1              directors’ meetings;

33.1.2              committee meetings;

33.1.3              general meetings; or

33.1.4              separate meetings of the holders of any class of shares or of debentures of the Company,

or otherwise in connection with the exercise of their powers and the discharge of his responsibilities in relation to the Company.

33.2                        Subject to the Act, the directors may make arrangements to provide a director with funds to meet expenditure incurred (or to be incurred) by him for the purposes of:

33.2.1              the Company;

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33.2.2              enabling him to properly perform his duties as an officer of the Company; or

33.2.3              enabling him to avoid incurring any such expenditure.

PART 3

DECISION-MAKING BY MEMBERS

ORGANISATION OF GENERAL MEETINGS

34.                               ANNUAL GENERAL MEETINGS

34.1                        Subject to the Act, the Company must hold an annual general meeting within six months following its accounting fiscal year end date.

34.2                        The directors may decide where and when to hold annual general meetings.

35.                               CALLING GENERAL MEETINGS

35.1                        The directors may call a general meeting whenever they think fit.

35.2                        On the requirement of members under the Act, the directors must call a general meeting:

35.2.1              within 21 days from the date on which the directors become subject to the requirement; and

35.2.2              to be held on a date not more than 28 days after the date of the notice calling the meeting.

35.3                        At a general meeting called by a requisition (or by requisitionists), no business may be transacted except that stated by the requisition or proposed by the directors.

35.4                        A general meeting may also be called under this article 35.4. if:

35.4.1              the Company has fewer than two directors; and

35.4.2              the director (if any) is unable or unwilling to appoint sufficient directors to make up a quorum or to call a general meeting to do so,

then two or more members may call a general meeting (or instruct the secretary to do so) for the purpose of appointing one or more directors.

36.                               NOTICE OF GENERAL MEETINGS

36.1                        At least 21 clear days’ notice must be given to call an annual general meeting. Subject to the Act, at least 14 clear days’ notice must be given to call all other general meetings. A general meeting may be called by shorter notice if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95 per cent. in nominal value of the shares giving that right.

36.2                        Notice of a general meeting must be given to:

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36.2.1              the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice);

36.2.2              the directors;

36.2.3              beneficial owners nominated to enjoy information rights under the Act; and

36.2.4              the auditors.

36.3                        The directors may decide that persons entitled to receive notices of a general meeting are those on the register at the close of business on a day the directors decide.

36.4                        The notice of a general meeting must specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.

36.5                        In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

36.6                        The accidental omission to give notice of a general meeting or to send, supply or make available any document or information relating to a meeting to, or the non receipt of any such notice, document or information by, a person entitled to receive any such notice, document or information will not invalidate the proceedings at that meeting.

36.7                        Subject to the Act, if, after the sending of notice of a general meeting, the directors decide that it is impractical or unreasonable for any reason to hold a general meeting at the time, date or place set out in the notice for calling the meeting, they can move or postpone the meeting (or both). Subject to the Act, if the directors do this, an announcement of the time, date and place of the re-arranged meeting will, if practical, be published on the Company’s website. Notice of the business of the meeting does not need to be given again. The directors must take reasonable steps to ensure that any member trying to attend the meeting at the original time, date and/or place is informed of the new arrangements. If a meeting is re-arranged in this way, proxy forms can be delivered as specified in article 54. The directors can also move or postpone (or both) the re-arranged meeting under this article.

37.                               ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

37.1                        The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak and vote at it.

37.2                        A person is able to exercise the right to vote at a general meeting when:

37.2.1              that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

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37.2.2              that person’s vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

38.                               MEETING SECURITY

38.1                        The directors may make any arrangement and impose any restriction they consider appropriate to ensure the security of a general meeting including the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place.

38.2                        The directors may authorise one or more persons, including a director or the secretary or the chairman of the meeting, to:

38.2.1              refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

38.2.2              eject from a meeting any person who causes the proceedings to become disorderly.

39.                               QUORUM FOR GENERAL MEETINGS

39.1                        No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending the meeting do not constitute a quorum.

39.2                        If the Company has only one member entitled to attend and vote at the general meeting, one qualifying person present at the meeting and entitled to vote is a quorum.

39.3                        Subject to the Act, in all cases other than that in article 39.2, qualifying persons representing a majority of the votes of the Company entitled to be exercised at the meeting are a quorum.

40.                               CHAIRING GENERAL MEETINGS

40.1                        If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

40.2                        If the chairman is absent and the directors have appointed a vice, deputy or assistant chairman, then the senior of them shall act as the chairman.

40.3                        If the directors have not appointed a chairman (or vice, deputy or assistant chairman), or if the chairman (or vice, deputy or assistant chairman) is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start:

40.3.1              the directors present; or

40.3.2              (if no directors are present), the meeting,

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must appoint a director or member to chair the meeting. If only one director is present and willing and able to act, he shall be the chairman. The appointment of the chairman of the meeting must be the first business of the meeting.

40.4                        The person chairing a meeting in accordance with this article is referred to as “the chairman of the meeting”.

41.                               CONDUCT OF MEETING

41.1                        Without prejudice to any other power which he may have under the articles or at common law, the chairman of the meeting may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting. His decision on matters of procedure or arising incidentally from the business of the meeting will be final, as will be his decision as to whether any matter is of such a nature.

41.2                        If it appears to the chairman of the meeting that the meeting place specified in the notice calling the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

41.2.1              participate in the business for which the meeting has been called;

41.2.2              exercise his rights to speak and to vote at the meeting in accordance with article 37;

41.2.3              hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

41.2.4              be heard and seen by all other persons present in the same way.

42.                               ATTENDANCE AND SPEAKING BY DIRECTORS AND NON-MEMBERS

42.1                        Directors may attend and speak at general meetings whether or not they are members.

42.2                        The chairman of the meeting may permit other persons who are not:

42.2.1              members of the Company, or

42.2.2              otherwise entitled to exercise the rights of members in relation to general meetings,

to attend and speak at a general meeting if he considers it will assist the deliberations of the meeting.

43.                               DISSOLUTION AND ADJOURNMENT IF QUORUM NOT PRESENT

43.1                        If a general meeting was requisitioned by members and the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a

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quorum, or if during the meeting a quorum ceases to be present, the meeting is dissolved.

43.2                        In the case of a general meeting other than one requisitioned by members, if the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a quorum, or if during the meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

43.3                        The continuation of a general meeting adjourned under article 43.2 for lack of quorum is to take place either:

43.3.1              on a day that is not less than 14 days but not more than 28 days after it was adjourned and at a time and/or place specified for the purpose in the notice calling the meeting; or

43.3.2              where no such arrangements have been specified, on a day that is not less than 14 days but not more than 28 days after it was adjourned and at such time and/or place as the chairman of the meeting decides (or, in default, the directors decide).

43.4                        In the case of a general meeting to take place under article 43.3.2, the Company must give not less than seven clear days’ notice of any adjourned meeting and the notice must state the quorum requirement.

43.5                        At an adjourned meeting the quorum is one qualifying person present and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved.

44.                               ADJOURNMENT IF QUORUM PRESENT

44.1                        The chairman may, with the consent of a general meeting at which a quorum is present (and must, if so directed by the meeting), adjourn a meeting from time to time and from place to place or for an indefinite period.

44.2                        Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman of the meeting may, without the consent of the general meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

44.2.1              secure the proper and orderly conduct of the meeting;

44.2.2              give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

44.2.3              ensure that the business of the meeting is properly disposed of.

45.                               NOTICE OF ADJOURNED MEETING

45.1                        Whenever a general meeting is adjourned for 28 days or more or for an indefinite period under article 44 at least seven clear days’ notice shall be given to:

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45.1.1              the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice);

45.1.2              the directors;

45.1.3              beneficial owners nominated to enjoy information rights under the Act; and

45.1.4              the auditors.

Except in these circumstances it is not necessary to give notice of a general meeting adjourned under article 44 or of the business to be transacted at the adjourned meeting.

45.2                        The directors may decide that persons entitled to receive notice of an adjourned meeting in accordance with this article 45 are those persons entered on the register at the close of business on a day determined by the directors.

45.3                        The notice of an adjourned meeting given in accordance with this article 45 shall also specify a time (which shall not be more than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice will be disregarded in determining the rights of any person to attend or vote.

46.                               BUSINESS AT ADJOURNED MEETING

46.1                        No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

47.                               VOTING: GENERAL

47.1                        A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.

47.2                        Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, on a vote on a resolution:

47.2.1              on a show of hands at a meeting:

(a)                                 every qualifying person (not being a proxy) present and entitled to vote on the resolution has one vote; and

(b)                                 every proxy present who has been appointed by a member entitled to vote on the resolution has one vote, except where:

(i)                                     that proxy has been appointed by more than one member entitled to vote on the resolution; and

(ii)                                  the proxy has been instructed:

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(A)                               by one or more of those members to vote for the resolution and by one or more of those members to vote against the resolution; or

(B)                               by one or more of those members to vote in the same way on the resolution (whether for or against) and one or more of those members has permitted the proxy discretion as to how to vote, in which case, the proxy has one vote for and one vote against the resolution; and

47.2.2              on a poll taken at a meeting, every qualifying member present and entitled to vote on the resolution has one vote in respect of each Ordinary Share and 0.9995 votes in respect of each Special Voting Share held by the relevant member.

47.3                        In the case of joint holders of a share, only the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by the Company.

47.4                        A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court may vote by proxy if evidence (to the satisfaction of the directors) of the authority of the person claiming to exercise the right to vote is received at the registered office of the Company (or at another place specified in accordance with the articles for the delivery or receipt of forms of appointment of a proxy) or in any other manner specified in the articles for the appointment of a proxy within the time limits prescribed by the articles for the appointment of a proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

47.5                        In the case of an equality of votes whether on a show of hands or on a poll, the chairman of the meeting shall not be entitled to a casting vote.

47.6                        The Company is not obliged to verify that a proxy or corporate representative has acted in accordance with the terms of his appointment and any failure to so act in accordance with the terms of his appointment shall not affect the validity of any proceedings at a meeting of the Company.

48.                               CHAIRMAN’S DECLARATION

48.1                        Subject to article 50.1.2, on a vote on a show of hands a declaration by the chairman of the meeting that the resolution has or has not been passed, or has or has not been passed by a particular majority, is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

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48.2                        An entry in respect of such a declaration in minutes of the meeting recorded in accordance with section 355 of the Act is also conclusive evidence of that fact without such proof.

49.                               ERRORS AND DISPUTES

49.1                        No objection may be raised to the qualification of a voter or to the counting of, or failure to count, a vote except at the meeting or adjourned meeting at which the vote objected to is tendered. Every vote not disallowed at the meeting is valid.

49.2                        Any such objection must be referred to the chairman of the meeting whose decision is final. An objection only invalidates the decision of a meeting if in the opinion of the chairman of the meeting, it is of sufficient magnitude to affect the decision of the meeting.

50.                               DEMANDING A POLL

50.1                        A poll on a resolution may be demanded:

50.1.1              in advance of the general meeting where it is to be put to the vote; or

50.1.2              at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

50.2                        A poll may be demanded by:

50.2.1              the chairman of the meeting;

50.2.2              the directors;

50.2.3              five or more qualifying persons having the right to vote on the resolution;

50.2.4              a qualifying person (or qualifying persons) representing in total not less than 10 per cent. of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares in the Company held as treasury shares); or

50.2.5              a qualifying person (or qualifying persons) representing shares conferring a right to vote on a resolution, being shares on which a total sum has been paid up equal to not less than 10 per cent. of the total sum paid up on all shares conferring that right (excluding any voting rights attached to any shares in the Company held as treasury shares).

50.3                        A demand for a poll may be withdrawn if:

50.3.1              the poll has not yet been taken, and

50.3.2              the chairman of the meeting consents to the withdrawal.

A demand so withdrawn validates the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a

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show of hands and the demand is duly withdrawn, the meeting will continue as if the demand had not been made.

51.                               PROCEDURE ON A POLL

51.1                        Subject to the articles, polls at general meetings must be taken when, where and in such manner as the chairman of the meeting directs.

51.2                        The chairman of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared.

51.3                        The result of a poll shall be the decision of the general meeting in respect of the resolution on which the poll was demanded.

51.4                        A poll on:

51.4.1              the election of the chairman of the meeting; or

51.4.2              a question of adjournment,

must be taken immediately.

51.5                        Other polls must be taken within 30 clear days of their being demanded.

51.6                        A demand for a poll (other than on the election of the chairman of the meeting or on a question of adjournment) does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded.

51.7                        No notice need be given of a poll not taken immediately if the time, date and place at which it is to be taken are announced at the meeting at which it is demanded.

51.8                        In any other case, at least seven clear days’ notice must be given specifying the time, date and place at which the poll is to be taken.

51.9                        On a poll taken at a general meeting of the Company, a qualifying person present and entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

52.                               APPOINTMENT OF PROXY

52.1                        A member may appoint another person as his proxy to exercise all (or any) of his rights to attend and to speak and to vote (both on a show of hands and on a poll) on:

52.1.1              a resolution;

52.1.2              an amendment of a resolution; or

52.1.3              on other business arising at a general meeting of the Company.

Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to exercise all such rights, as the proxy thinks fit.

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52.2                        A member may appoint more than one proxy in relation to a general meeting, provided that each proxy is appointed to exercise the rights attached to different shares held by the member.

52.3                        When two or more valid but differing appointments of proxy are received for the same share for use at the same general meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

52.4                        A proxy need not be a member.

52.5                        The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the general meeting as well as for the meeting to which it relates.

52.6                        The appointment of a proxy shall be valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered by electronic means, for 12 months from the date of delivery unless otherwise specified by the directors.

52.7                        Subject to the Act, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting.

53.                               CONTENT OF PROXY NOTICES

53.1                        Subject to article 53.2, the appointment of a proxy (a “proxy notice”) shall be in writing in any usual form (or in another form approved by the directors) and shall be:

53.1.1              signed by the appointor or his duly appointed attorney; or,

53.1.2              if the appointor is a company, executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.

53.2                        Subject to the Act, the directors may accept a proxy notice received by electronic means on such terms and subject to such conditions as they consider fit.

53.3                        A proxy notice received by electronic means shall not be subject to the requirements of article 53.1.

53.4                        For the purposes of articles 53.1 and 53.2, the directors may require such reasonable evidence they consider necessary to determine:

53.4.1              the identity of the member and the proxy; and

53.4.2              where the proxy is appointed by a person acting on behalf of the member, the authority of that person to make the appointment.

54.                               DELIVERY OF PROXY NOTICES

54.1                        Any notice of a general meeting must specify the address or addresses (“proxy notification address”) at which the Company or its agents will receive proxy notices

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relating to that meeting, or any adjournment of it, delivered in hard copy or by electronic means.

54.2                        A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been received by the Company by or on behalf of that person.

54.3                        Subject to articles 54.4 and 54.5, a proxy notice must be received at a proxy notification address not less than 48 hours (excluding any part of a day that is not a working day) before the general meeting or adjourned meeting to which it relates.

54.4                        In the case of:

54.4.1              a general meeting adjourned for not more than 48 hours; or

54.4.2              a poll not taken during the general meeting but taken not more than 48 hours after it was demanded,

the proxy notice must be received by not later than the adjourned meeting or the meeting at which the poll was demanded.

54.5                        In the case of:

54.5.1              a meeting adjourned for less than 28 days but more than 48 hours; or

54.5.2              a poll taken more than 48 hours after it is demanded,

the proxy notice must be received at a proxy notification address not less than 24 hours (excluding any part of a day that is not a working day) before the time appointed for the holding of the adjourned meeting or the taking of the poll.

55.                               CORPORATE REPRESENTATIVES

55.1                        In accordance with the Act, a corporation which is a member may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any general meeting of the Company (a “corporate representative”).

55.2                        A director, the secretary or other person authorised for the purpose by the secretary may require a corporate representative to produce a certified copy of the resolution of authorisation before permitting the corporate representative to exercise his powers.

56.                               TERMINATION OF AUTHORITY

56.1                        The termination of the authority of a person to act as proxy or as a corporate representative does not affect:

56.1.1              whether he counts in deciding whether there is a quorum at a general meeting;

56.1.2              the validity of anything he does as chairman of a meeting;

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56.1.3              the validity of a poll demanded by him at a general meeting; or

56.1.4              the validity of a vote given by that person,

unless the Company receives notice of the termination at the proxy notification address not later than the last time at which a proxy notice should have been received in order to be valid for use at the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the general meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast.

57.                               AMENDMENTS TO RESOLUTIONS

57.1                        No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a grammatical or other non-substantive error) may be considered or voted on unless either:

57.1.1              at least 48 hours (excluding any part of a day that is not a working day) before the time appointed for holding the general meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been received at the registered office of the Company; or

57.1.2              the chairman of the meeting in his absolute discretion decides that the amendment may be considered or voted on.

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman of the meeting the proceedings on the substantive resolution are not invalidated by an error in his ruling.

57.2                        A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if:

57.2.1              the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

57.2.2              the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

57.3                        If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

RESTRICTIONS ON MEMBERS’ RIGHTS

58.                          NO VOTING OF SHARES ON WHICH MONEY OWED TO COMPANY

Unless the directors decide otherwise, no voting rights (or other rights conferred by membership in relation to a meeting or poll) attached to a share may be exercised at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts payable to the Company in respect of that share have been paid.

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APPLICATION OF RULES TO CLASS MEETINGS AND RIGHTS

59.                               VARIATION OF CLASS RIGHTS

59.1                        Subject to article 64.15, the Ordinary Shares and the Special Voting Shares shall be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Save as otherwise provided in these articles, any special rights attached to any shares in the capital of the Company may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the consent in writing of those entitled to attend and vote at general meetings of the Company representing 75 per cent. of the voting rights attaching to the Ordinary Shares and the Special Voting Shares, in aggregate, which may be exercised at such meetings, or with the sanction of 75 per cent. of those votes attaching to Ordinary Shares and the Special Voting Shares, in aggregate, cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at general meetings of the Company, but not otherwise.

59.2                        A resolution to vary any class rights relating to the giving, variation, revocation or renewal of any authority of the directors to allot shares or relating to a reduction of the Company’s capital may only be varied or abrogated in accordance with the Act but not otherwise.

59.3                        The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Act.

59.4                        Subject to sections 334(2), 334(2A) and section 334(3) of the Act, a separate meeting for the holders of a class of shares must be called and conducted as nearly as possible in the same way as a general meeting, except that:

59.4.1              no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

59.4.2              no vote may be cast except in respect of a share of that class;

59.4.3              the quorum at a meeting (other than an adjourned meeting) is two qualifying persons present and holding at least one-third in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares);

59.4.4              the quorum at an adjourned meeting is one qualifying person present and holding shares of that class; and

59.4.5              any qualifying person holding shares of that class present may demand a poll.

60.                               DISCLOSURE OF INTERESTS IN SHARES

Each member must comply with the notification obligations to the Company contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules (including, without limitation, the provisions of DTR 5.1.2)

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as if the Company were an issuer whose home member state is the United Kingdom, save that the obligation to notify the Company in accordance with the provisions of the Disclosure and Transparency Rules shall arise if the percentage of voting rights reaches, exceeds or falls below one per cent. and each one per cent. threshold thereafter (up or down) up to one hundred per cent. The provisions of this article apply in addition to any other obligations which may arise under any other applicable law or regulation.

61.                               FAILURE TO DISCLOSE INTERESTS IN SHARES

61.1                        Where notice is served by the Company under section 793 of the Act (a “section 793 notice”) on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the “default shares”, which expression includes any shares allotted or issued after the date of the section 793 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of service of the section 793 notice, the following sanctions apply, unless the directors otherwise decide:

61.1.1              the member shall not be entitled in respect of the default shares to be present or to vote (either in person, by proxy or by corporate representative) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

61.1.2              where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class (excluding any shares of their class held as treasury shares):

(a)                                 a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, under article 102, to receive shares instead of a dividend; and

(b)                                 no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

(i)                                     the member is not himself in default in supplying the information required; and

(ii)                                  the member proves to the satisfaction of the directors that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

61.2                        The sanctions under article 61.1 cease to apply seven days after the earlier of:

61.2.1              receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

61.2.2              receipt by the Company, in a form satisfactory to the directors, of all the information required by the section 793 notice.

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61.3                        Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 793 notice to another person, it shall at the same time send a copy of the section 793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of article 61.1.

61.4                        For the purposes of this article 61:

61.4.1              a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, under a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

61.4.2              “interested” shall be construed as it is for the purpose of section 793 of the Act;

61.4.3              reference to a person having failed to give the Company the information required by a section 793 notice, or being in default in supplying such information, includes:

(a)                                 reference to his having failed or refused to give all or any part of it; and

(b)                                 reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

61.4.4              the “prescribed period” means 14 days; and

61.4.5              an “excepted transfer” means, in relation to shares held by a member:

(a)                                 a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 of the Act); or

(b)                                 a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member or with any other person appearing to be interested in the shares.

61.5                        The provisions of this article are in addition and without prejudice to the provisions of the Act.

PART 4

SHARES AND DISTRIBUTIONS
ISSUE OF SHARES

62.                               ALLOTMENT AND PRE-EMPTION

62.1                        Subject to the Act and relevant authority given by the Company in general meeting, the directors have general and unconditional authority to allot, grant options over, or

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otherwise dispose of, unissued shares of the Company or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the directors may decide, except that no share may be issued at a discount.

62.2                        Upon any allotment of Ordinary Shares, such number of Special Voting Shares shall be allotted simultaneously to the Nominee as results in the aggregate number of Ordinary Shares in issue being equal to the aggregate number of Special Voting Shares in issue.

62.3                        If, at any time, the aggregate number of Special Voting Shares in issue is less than the aggregate number of Ordinary Shares in issue, the directors shall, subject to article 62.4, as soon as practicable allot to the Nominee such number of Special Voting Shares as is required to result in an equal number of Special Voting Shares and Ordinary Shares in issue.

62.4                        The directors have general and unconditional authority, pursuant to section 551 of the Act, to exercise all powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company to an aggregate nominal amount equal to the general allotment amount for (as the case may be) the first period and thereafter, each subsequent period.

62.5                        By the authority conferred by article 62.4, the directors may during a period which is the first period or a subsequent period, make offers and enter into agreements before the authority expires which would, or might, require shares in the Company to be allotted or rights to subscribe for or convert any security in the Company to be granted after the authority expires and the directors may allot such shares or grant such rights under any such offer or agreement as if the authority had not expired.

62.6                        The directors have general power, pursuant to section 570 of the Act, to allot equity securities for cash pursuant to the authority conferred by article 62.4 and/or where the allotment constitutes an allotment of equity securities by virtue of section 560(2) of the Act, in each case free of the restriction in section 561(1) of the Act for (as the case may be) the first period and thereafter, each subsequent period. This power is limited to the allotment of equity securities up to a nominal amount equal to the pre-emption disapplication amount.

62.7                        By the power conferred by article 62.6, the board may, during a period which is a first period or a subsequent period, make offers and enter into agreements which would, or might, require equity securities to be allotted after the power expires and the directors may allot equity securities under any such offer or agreement as if the power had not expired.

62.8                        In this article 62:

62.8.1              “first period” means the period commencing on the date of the resolution (the “original resolution”) granting the authority referred to in article 62.4 or the power referred to in article 62.6 (as the case may be) and expiring on the date on which a resolution to renew such authorities (or either of them, respectively) is passed or the fifth anniversary of the date of the original resolution, whichever is the earlier;

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62.8.2              “general allotment amount” means, for the first period, $185,000,000.00 and, for a subsequent period, the amount stated in the relevant ordinary or special resolution and identified as the general allotment amount;

62.8.3              “pre-emption disapplication amount” means, for the first period, $185,000,000.00 and, for a subsequent period, the amount stated in the relevant special resolution;

62.8.4              “subsequent period” means any period starting on or after the expiry of the first period for which the authority conferred by:

(a)                                 article 62.4 is renewed by ordinary or special resolution stating the general allotment amount;

(b)                                 article 62.6 is renewed by special resolution stating the pre-emption disapplication amount; and

62.8.5              the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

62.9                        The directors may at any time after the allotment of a share, but before a person has been entered in the register as the holder of the share, recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions as the directors think fit.

63.                               POWERS TO ISSUE DIFFERENT CLASSES OF SHARE

63.1                        Subject to the Act and the articles, but without prejudice to the rights attached to any existing share, the Company may issue shares with such rights or restrictions as may be determined by ordinary resolution. If no such resolution is passed or if the relevant resolution does not make specific provision, the directors may determine these rights and restrictions.

63.2                        Subject to the Act, the Company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

64.                               RIGHTS AND RESTRICTIONS ATTACHING TO SHARES

Ordinary Shares

64.1                        The Ordinary Shares shall entitle the holders thereof to the rights set out below.

Dividend

64.2                        The directors may declare and pay dividends on the Ordinary Shares in accordance with articles 94 to 102.

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Return of capital

64.3                        On a return of capital on a winding-up or otherwise, any surplus assets of the Company available for distribution shall, after paying any holders of Special Voting Shares in accordance with article 64.9, any holders of deferred shares in accordance with article 64.16, and any holders of Sterling Non-Voting Shares in accordance with article 64.19, be distributed to each holder of an Ordinary Share pro rata to its shareholding.

Votes

64.4                        Subject to article 61, each holder of an Ordinary Share shall have one vote for every Ordinary Share of which it is the holder.

Transfer

64.5                        Ordinary Shares are freely transferable.

Further Rights

64.6                        Each Ordinary Share entitles a member to elect, after such Ordinary Share has been held by that member (legally and beneficially, or otherwise as determined by the board, in accordance with the terms and conditions of the Loyalty Plan from time to time, to have been held (or deemed to have been held) beneficially by a person (“a relevant interest”)) for a continuous period of three years, to direct the exercise of the voting rights attached to one Special Voting Share in respect of that Ordinary Share (and which shall be considered to be “associated with” that Ordinary Share), until such time as that relevant interest may be later transferred, whereupon the right to direct the exercise of such voting rights shall cease with immediate effect.

Special Voting Shares

64.7                        The Special Voting Shares shall entitle the holders thereof to the rights set out below. The directors may adopt such policies and procedures as they, in their absolute discretion, determine in good faith to be necessary or desirable from time to time to give effect to articles 64.6 to 64.16 and article 65.

Dividend

64.8                        The holders of the Special Voting Shares shall not be entitled to participate in the profits of the Company.

Return of capital

64.9                        On a return of capital of the Company on a winding up or otherwise, the holders of the Special Voting Shares shall be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of, in aggregate, US$1 but shall not be entitled to any further participation in the assets of the Company.

Voting

64.10                 Subject to article 61, the holders of the Special Voting Shares shall have 0.9995 votes for every Special Voting Share of which it is the holder.

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64.11                 Save in respect of the Nominee (which shall vote in accordance with article 65), a member must direct the exercise of the 0.9995 votes attaching to each Special Voting Share in the same way as it exercises the vote attaching to the associated Ordinary Share (and for the avoidance of doubt, if a member does not exercise the vote attaching to the associated Ordinary Share, it may not validly direct the exercise of the 0.9995 votes attaching to the Special Voting Share).

Transfer

64.12                 The Special Voting Shares may not be transferred, save for transfers pursuant to article 64.13, in the event of a change of Nominee the mandatory transfer for nil consideration by the outgoing Nominee to the replacement Nominee, and as may otherwise be permitted by the board (in accordance with the terms and conditions of the Loyalty Plan from time to time).

Redemption or repurchase

64.13                 No Special Voting Shares may be purchased or redeemed by the Company except in accordance with the provisions of article 64.14, article 64.16, or article 67, or to reduce the number of Special Voting Shares held by the Nominee in order to align the aggregate number of Ordinary Shares and Special Voting Shares in issue from time to time. The Company may redeem the Special Voting Shares from the Nominee in accordance with this article 64.13 for nil consideration.

64.14                 If, at any time, the aggregate number of Special Voting Shares in issue is more than the aggregate number of Ordinary Shares in issue, the Company shall as soon as practicable either redeem or repurchase from the Nominee for nil consideration, and cancel, or convert into deferred shares (having the rights set out in article 64.16), such number of Special Voting Shares as is required to result in an equal number of Special Voting Shares and Ordinary Shares in issue.

Termination of the Loyalty Plan

64.15                 The Loyalty Plan may be terminated at any time with immediate effect by a resolution passed on a poll taken at a general meeting with the approval of members representing 75% or more of the total voting rights attaching to the Ordinary Shares of members who, being entitled to vote on that resolution, do so in person or by proxy. For the avoidance of doubt, the votes attaching to the Special Voting Shares shall not be exercisable upon such resolution.

64.16                 Upon termination of the Loyalty Plan, the directors may elect to redeem or repurchase the Special Voting Shares, or reclassify the Special Voting Shares into deferred shares carrying no voting rights and no economic rights (or any other rights), save that on a return of capital on a winding up or otherwise the deferred shares shall entitle the holder(s) of such shares to, in aggregate, US$1.

Sterling Non-Voting Shares

64.17                 The Sterling Non-Voting Shares shall entitle the holders thereof to the rights set out below.

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Dividend

64.18                 The holders of the Sterling Non-Voting Shares shall not be entitled to participate in the profits of the Company.

Return of capital

64.19                 On a return of capital of the Company on a winding up or otherwise, the holders of the Sterling Non-Voting Shares shall be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of, in aggregate, £1 but shall not be entitled to any further participation in the assets of the Company.

Votes

64.20                 The Sterling Shareholder shall have no right to attend, speak or vote, either in person or by proxy, at any general meeting of the Company or any meeting of a class of members of the Company in respect of the Sterling Non-Voting Shares (save where required by law) and shall not be entitled to receive any notice of meeting.

Transfer

64.21                 The Sterling Non-Voting Shares shall not be transferable save with the prior consent of the board.

Redemption or repurchase

64.22                 The Company may redeem the Sterling Non-Voting Shares for nil consideration at any time.

Rights and restrictions

64.23                 If rights and restrictions attaching to shares are determined by ordinary resolution or by the directors under article 63, those rights and restrictions shall apply in place of any rights or restrictions that would otherwise apply by virtue of the Act in the absence of any provisions in the articles, as if those rights and restrictions were set out in the articles.

65.                               NOMINEE AND STERLING SHAREHOLDER

65.1                        The Nominee shall exercise the votes attaching to the Special Voting Shares held by it from time to time:

65.1.1              at a general meeting or a class meeting:

(a)                                 in respect of any votes attaching to Special Voting Shares to which persons are entitled to direct the exercise pursuant to article 64.6, in accordance with the directions of any such person; and

(b)                                 in respect of all other Special Voting Shares, in the same percentage as the outcome of the vote of any general meeting (taking into account any votes exercised pursuant to (a) above);

65.1.2              on a cancellation scheme of arrangement or similar corporate reorganisation, in the same percentage as the outcome of the vote (implemented in accordance

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with article 65.1.1) on the resolution to reduce the share capital of the Company at the general meeting in connection with such scheme.

65.2                        Subject to the provisions of the Act, but without prejudice to any indemnity to which the Nominee or Sterling Shareholder (respectively) may otherwise be entitled, each of the Nominee and Sterling Shareholder are entitled to be indemnified out of the assets of the Company against all costs, charges losses and liabilities incurred by it as a result of investigating, defending or settling a claim made against it in its capacity as Nominee or Sterling Shareholder (as the case may be) by the Company or any of the members (or any person interested in shares) unless and to the extent that such costs, charge, loss or liability is due to the fraud, negligence or wilful default of the Nominee or Sterling Shareholder (as the case may be).

65.3                        Save as otherwise expressly provided in these articles, neither the Nominee or the Sterling Shareholder shall be liable to the Company in respect of anything done or omitted to be done by it in its capacity as the Nominee or Sterling Shareholder (as the case may be) under or in relation to any of the articles otherwise than by reason of its own fraud, negligence or wilful default.

65.4                        Each of the Nominee and the Sterling Shareholder:

65.4.1              does not owe any duty to any member (or any person interested in shares);

65.4.2              shall be immune from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process brought against it by any member (or any person interested in shares); and

65.4.3              shall not be liable to any member (or any person interested in shares),

in respect of anything done or omitted to be done by it in its capacity as the Nominee or Sterling Shareholder (as the case may be) otherwise than by reason of its own fraud, negligence or wilful default.

65.5                        Without prejudice to article 65.3, no member (or any person interested in shares) shall commence proceedings against the Nominee or Sterling Shareholder in respect of any action or omission of the Nominee or Sterling Shareholder (as the case may be) in its capacity as the Nominee or Sterling Shareholder (respectively) which is in accordance with the articles. If the Nominee or Sterling Shareholder ceases to act for any reason, the directors shall be entitled, but not obliged, to appoint a replacement to act as Nominee or Sterling Shareholder (as the case may be).

65.6                        For the avoidance of doubt, in exercising the votes attaching to the Special Voting Shares held by it from time to time, the Nominee in its capacity as the Nominee shall have no fiduciary duty to the Company or any member (or any person interested in shares), and its only liabilities and duties with respect to the exercise of such votes shall be owed to the Company as expressly set out in an agreement with any member of the Group, if any, concerning the exercise of such votes.

65.7                        The directors are authorised to establish such clearing and settlement procedures for the shares of the Company as they deem fit from time to time.

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66.                               PAYMENT OF COMMISSIONS ON SUBSCRIPTION FOR SHARES

66.1                        Subject to the Act, the Company may pay any person a commission in consideration for that person:

66.1.1              subscribing, or agreeing to subscribe, for shares; or

66.1.2              procuring, or agreeing to procure, subscriptions for shares.

66.2                        Subject to the Act, any such commission may be paid:

66.2.1              in cash, or in fully paid or partly paid shares or other securities, or partly in one way and partly in the other; and

66.2.2              in respect of a conditional or an absolute subscription.

67.                               PURCHASE OF OWN SHARES

67.1                        Subject to, and in accordance with, the provisions of the Act, the Company is authorised generally and unconditionally to purchase any of its own shares of any class (including redeemable shares) on the terms of any buyback contract approved by the members (or otherwise as may be permitted by the Act), provided that:

67.1.1              the maximum aggregate number of Ordinary Shares authorised to be purchased shall equal the Repurchase Cap for the first period, and thereafter, each subsequent period, and the maximum price that may be paid to purchase an Ordinary Share shall be the Maximum Repurchase Price;

67.1.2              the maximum aggregate number of Special Voting Shares authorised to be purchased shall equal the Repurchase Cap for the first period, and thereafter, each subsequent period, and the maximum price that may be paid to purchase a Special Voting Share is its nominal value;

67.1.3              the authority conferred by this resolution shall expire on the fifth anniversary of the date of adoption of these articles.

67.2                        Upon a purchase by the Company of Ordinary Shares, the associated SVSs may be:

67.2.1              purchased by the Company from the Nominee; or

67.2.2              reclassified as deferred shares,

as may be determined by the directors. The directors, in making such determination shall act in good faith and in the best interests of the Company, and their decision shall be final and binding.

67.3                        In this article 67:

67.3.1              “first period” means the period commencing on the date of the resolution (the “original resolution”) granting the authority referred to in article 67.1 and expiring on the date on which a resolution to renew or vary such authority is

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passed or the fifth anniversary of the date of the original resolution, whichever is the earlier;

67.3.2              “Maximum Repurchase Price” means, for the first period, 105% of the average market value of an Ordinary Share in the Company for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any buyback contract) and, for a subsequent period, the amount stated in the relevant ordinary resolution and identified as the Maximum Repurchase Cap;

67.3.3              “Repurchase Cap” means, for the first period, 20% of the total issued shares of the relevant class immediately following the adoption of these articles and, for a subsequent period, the amount stated in the relevant ordinary resolution and identified as the Repurchase Cap, provided that the number of shares subject to the Repurchase Cap shall be adjusted automatically on a proportionate basis to take into account any consolidation or division of shares from time to time;

67.3.4              “subsequent period” means any period starting on or after the expiry of the first period for which the authority conferred by article 67.1 is renewed or varied by ordinary resolution.

INTERESTS IN SHARES

68.                               COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

Except as required by law or the articles, no person is to be recognised by the Company as holding any share upon any trust and the Company is not in any way to be bound by or recognise any interest in a share other than the holder’s absolute ownership of it and all the rights attaching to it.

SHARE CERTIFICATES

69.                               CERTIFICATES TO BE ISSUED EXCEPT IN CERTAIN CASES

69.1                        Except where otherwise provided in the articles, the Company must issue each member with one or more certificates in respect of the shares which that member holds within two months of allotment or lodgement with the Company of a transfer to him of those shares or any other period as the terms of issue of the shares provide.

69.2                        This article does not apply to:

69.2.1              shares in respect of which a share warrant has been issued; or

69.2.2              shares in respect of which the Companies Acts permit the Company not to issue a certificate;

69.2.3              Special Voting Shares; or

69.2.4              Sterling Non-Voting Shares.

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69.3                        Except as otherwise specified in the articles, all certificates must be issued free of charge.

69.4                        No certificate may be issued in respect of shares of more than one class.

69.5                        If more than one person holds a share, only one certificate may be issued in respect of it. Delivery of a certificate to the senior holder shall constitute delivery to all of the holders of the share.

70.                               CONTENTS AND EXECUTION OF CERTIFICATES

70.1                        Every certificate must specify:

70.1.1              in respect of how many shares and of what class it is issued;

70.1.2              the nominal value of those shares;

70.1.3              the amount paid up on them; and

70.1.4              any distinguishing numbers assigned to them.

70.2                        Certificates must:

70.2.1              be executed under the Company’s seal, which may be affixed or printed on it; or

70.2.2              be otherwise executed in accordance with the Companies Acts.

71.                               CONSOLIDATED CERTIFICATES

71.1                        When a member’s holding of shares of a particular class increases, the Company may issue that member with:

71.1.1              a single, consolidated certificate in respect of all the shares of a particular class which that member holds; or

71.1.2              a separate certificate in respect of only those shares by which that member’s holding has increased.

71.2                        When a member’s holding of shares of a particular class is reduced, the Company must ensure that the member is issued with one or more certificates in respect of the number of shares held by the member after that reduction. But the Company need not (in the absence of a request from the member) issue any new certificate if:

71.2.1              all the shares which the member no longer holds as a result of the reduction; and

71.2.2              none of the shares which the member retains following the reduction,

were, immediately before the reduction, represented by the same certificate.

71.3                        A member may request the Company, in writing, to replace:

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71.3.1              the member’s separate certificates with a consolidated certificate, or

71.3.2              the member’s consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify.

71.4                        When the Company complies with such a request it may charge such reasonable fee as the directors may decide for doing so.

71.5                        A consolidated certificate or separate certificates must not be issued unless any certificates which they are to replace have first been returned to the Company for cancellation or the holder has complied with such conditions as to evidence and indemnity as the directors decide.

72.                               REPLACEMENT CERTIFICATES

72.1                        Subject to having first complied with the obligations in articles 72.2.2 and 72.2.3, if a certificate issued in respect of a member’s shares is:

72.1.1              damaged or defaced; or

72.1.2              said to be lost, stolen or destroyed,

that member is entitled to be issued with a replacement certificate in respect of the same shares.

72.2                        A member exercising the right to be issued with such a replacement certificate:

72.2.1              may at the same time exercise the right to be issued with a single certificate or separate certificates;

72.2.2              must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

72.2.3              must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

PARTLY PAID SHARES

73.                               COMPANY’S LIEN OVER PARTLY PAID SHARES

73.1                        The Company has a lien (the “company’s lien”) over every share which is partly paid for any part of:

73.1.1              that share’s nominal value; and

73.1.2              any premium at which it was issued,

which has not been paid to the Company, and which is payable immediately or at some time in the future, whether or not a call notice has been sent in respect of it.

73.2                        The company’s lien over a share:

73.2.1              takes priority over any third party’s interest in that share; and

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73.2.2              extends to any dividend or other money payable by the Company in respect of that share and (if the lien is enforced and the share is sold by the Company) the proceeds of sale of that share.

73.3                        The directors may at any time decide that a share which is or would otherwise be subject to the Company’s lien shall not be subject to it, either wholly or in part. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company’s lien (if any) on that share solely for the purposes of the transfer.

74.                               ENFORCEMENT OF THE COMPANY’S LIEN

74.1                        Subject to the provisions of this article, if:

74.1.1              a lien enforcement notice has been given in respect of a share; and

74.1.2              the person to whom the notice was given has failed to comply with it,

the Company may sell that share in such manner as the directors decide.

74.2                        A lien enforcement notice:

74.2.1              must be in writing;

74.2.2              may only be given in respect of a share which is subject to the company’s lien, in respect of which a sum is payable and the due date for payment of that sum has passed;

74.2.3              must specify the share concerned;

74.2.4              must require payment of the sum payable within 14 days of the notice;

74.2.5              must be addressed either to the holder of the share or to a person entitled to it by reason of the holder’s death, bankruptcy or otherwise; and

74.2.6              must state the company’s intention to sell the share if the notice is not complied with.

74.3                        Where shares are sold under this article:

74.3.1              the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

74.3.2              the transferee is not bound to see to the application of the purchase money, and the transferee’s title is not affected by any irregularity in or invalidity of the process leading to the sale.

74.4                        The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied:

74.4.1              first, in payment or towards satisfaction of the amount in respect of which the lien exists; and

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74.4.2              secondly, to the person entitled to the shares immediately before the sale, but only after the certificate for the shares sold has been surrendered to the Company for cancellation, or a suitable indemnity has been given for any lost certificates.

74.5                        A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been sold to satisfy the Company’s lien on a specified date:

74.5.1              is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

74.5.2              subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.

75.                               CALL NOTICES

75.1                        Subject to the articles and the terms on which shares are allotted, the directors may send a notice (a “call notice”) to a member requiring the member to pay the Company a specified sum of money (a “call”) which is payable in respect of shares which that member holds at the date of the call notice.

75.2                        A call notice:

75.2.1              may not require a member to pay a call which exceeds the total sum unpaid on that member’s shares (whether as to the share’s nominal value or any amount payable to the Company by way of premium);

75.2.2              must state the date by which it is to be paid (the “due date for payment”) and how any call to which it relates it is to be paid; and

75.2.3              may permit or require the call to be paid by instalments.

75.3                        A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 days have passed since the notice was given.

75.4                        Before the Company has received any call due under a call notice the directors may:

75.4.1              revoke it wholly or in part; or

75.4.2              specify a later time for payment than is specified in the call notice,

by a further notice in writing to the member in respect of whose shares the call is made.

75.5                        Delivery of a call notice to the senior holder shall constitute delivery to all of the holders of the share.

76.                               LIABILITY TO PAY CALLS

76.1                        Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which it is required to be paid.

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76.2                        Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

76.3                        Subject to the terms on which shares are allotted, the directors may, when issuing shares, provide that call notices sent to the holders of those shares may require them:

76.3.1              to pay calls which are not the same; or

76.3.2              to pay calls at different times.

77.                               WHEN CALL NOTICE NEED NOT BE ISSUED

77.1                        A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the Company in respect of that share (whether in respect of nominal value or premium):

77.1.1              on allotment;

77.1.2              on the occurrence of a particular event; or

77.1.3              on a date fixed by or in accordance with the terms of issue,

each a “due date for payment”.

77.2                      But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned at the due date for payment is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as a person having failed to comply with a call notice as regards the payment of interest and forfeiture.

78.                               FAILURE TO COMPLY WITH CALL NOTICE: AUTOMATIC CONSEQUENCES

78.1                      If a person is liable to pay a call and fails to do so by the due date for payment:

78.1.1              the directors may issue a notice of intended forfeiture to that person; and

78.1.2              until the call is paid, that person must pay the Company interest on the call from the due date for payment to the actual date of payment (both dates inclusive) at the relevant rate.

78.2                      For the purposes of this article the “relevant rate” is:

(a)                                 the rate fixed by the terms on which the share in respect of which the call is due was allotted or issued; or

(b)                                 if no rate is fixed under (a), such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or

(c)                                  if no rate is fixed in either of these ways, 5 per cent. per annum.

78.3                        The relevant rate must not exceed 20 per cent. per annum.

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78.4                        The directors may waive any obligation to pay interest on a call wholly or in part.

79.                               PAYMENT OF UNCALLED AMOUNT IN ADVANCE

79.1                        The directors may, in their discretion, accept from a member some or all of the uncalled amounts which are unpaid on shares held by him.

79.2                        A payment in advance of a call extinguishes, to the extent of the payment, the liability of the member on the shares in respect of which the payment is made.

79.3                        The Company may pay interest on the amount paid in advance (or that portion of it that exceeds the amount called on shares).

79.4                        The directors may decide this interest rate which must not exceed 20 per cent. per annum.

80.                               NOTICE OF INTENDED FORFEITURE

80.1                        A notice of intended forfeiture:

80.1.1              must be in writing;

80.1.2              may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

80.1.3              must be sent to the holder of that share or to a person entitled to it by reason of the holder’s death, bankruptcy or otherwise;

80.1.4              must require payment of the call and any accrued interest (and all costs, charges and expenses incurred by the Company by reason of non-payment) by a date which is not less than 14 days after the date of the notice;

80.1.5              must state how the payment is to be made; and

80.1.6              must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

81.                               DIRECTORS’ POWER TO FORFEIT SHARES

If a notice of intended forfeiture is not complied with before the date by which payment (including interest, costs, charges and expenses) of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

82.                               EFFECT OF FORFEITURE

82.1                        Subject to the articles, the forfeiture of a share extinguishes:

82.1.1              all interests in that share, and all claims and demands against the Company in respect of it, and

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82.1.2              all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the Company.

82.2                        Any share which is forfeited in accordance with the articles:

82.2.1              is deemed to have been forfeited when the directors decide that it is forfeited;

82.2.2              is deemed to be the property of the Company; and

82.2.3              may be sold, re-allotted or otherwise disposed of as the directors think fit.

82.3                        If a person’s shares have been forfeited:

82.3.1              the Company must send that person notice that forfeiture has occurred, but no forfeiture is invalidated by an omission to give such notice, and record it in the register of members;

82.3.2              that person ceases to be a member in respect of those shares;

82.3.3              that person must surrender the certificate (if any) for the shares forfeited to the Company for cancellation;

82.3.4              that person remains liable to the Company for all sums payable by that person under the articles at the date of forfeiture in respect of those shares, including any interest at the relevant rate set out in article 79 (whether accrued before or after the date of forfeiture) and costs, charges and expenses; and

82.3.5              the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

82.4                        At any time before the Company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.

83.                               PROCEDURE FOLLOWING FORFEITURE

83.1                        If a forfeited share is to be disposed of by being transferred, the Company may receive the consideration for the transfer and the directors may authorise any person to transfer a forfeited share to a new holder. The Company may register the transferee as the holder of the share.

83.2                        A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been forfeited on a specified date:

83.2.1              is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

83.2.2              subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.

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83.3                        A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person’s title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

83.4                        If the Company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the Company the proceeds of such sale, net of any interest, expenses or commission, and excluding any amount which:

83.4.1              was, or would have become, payable; and

83.4.2              had not, when that share was forfeited, been paid by that person in respect of that share,

but no interest is payable to such a person in respect of such proceeds and the Company is not required to account for any money earned on them.

84.                               SURRENDER OF SHARES

84.1                        A member may surrender any share:

84.1.1              in respect of which the directors may issue a notice of intended forfeiture;

84.1.2              which the directors may forfeit; or

84.1.3              which has been forfeited.

84.2                        The directors may accept the surrender of any such share.

84.3                        The effect of surrender of a share is the same as the effect of forfeiture of that share.

84.4                        A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

UNTRACED SHAREHOLDERS

85.                               POWER OF SALE

85.1                        The Company may sell the share of a member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

85.1.1              during a period of not less than 12 years before the date of publication of the advertisements referred to in article 85.1.3 (or, if published on two different dates, the first date) (the “relevant period”) at least three cash dividends have become payable in respect of the share;

85.1.2              throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by article 96.1 has been claimed or accepted and, so far as any director of the Company at the end of the relevant period is then aware, the

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Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

85.1.3              the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; and

85.1.4              the Company has not, so far as the directors are aware, during a further period of three months after the date of the advertisements referred to in article 85.1.3 (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share.

85.2                        Where a power of sale is exercisable over a share under this article 85 (a “sale share”), the Company may at the same time also sell any additional share issued in right of such sale share or in right of such an additional share previously so issued provided that the requirements of articles 85.1.2 to 85.1.4 (as if the words “throughout the relevant period” were omitted from article 85.1.2) have been satisfied in relation to the additional share.

85.3                        To give effect to a sale under articles 85.1 or 85.2, the directors may authorise any person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale of the share.

86.                               APPLICATION OF PROCEEDS OF SALE

86.1                        The Company shall be indebted to the member or other person entitled by transmission to the share for the net proceeds of sale and shall credit any amount received on sale to a separate account.

86.2                        The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person.

86.3                        Any amount credited to the separate account may either be employed in the business of the Company or invested as the directors may think fit.

86.4                        No interest is payable on that amount and the Company is not required to account for money earned on it.

TRANSFERS AND TRANSMISSION OF SHARES

87.                               TRANSFERS OF SHARES

87.1                        The directors may, in their absolute discretion, refuse to register a transfer of shares to any person, whether or not it is fully paid or a share on which the Company has a lien.

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87.2                        Shares may be transferred by means of an instrument of transfer in writing in any usual form or any other form approved by the directors, which is executed by or on behalf of:

87.2.1              the transferor; and

87.2.2              (if any of the shares is partly paid) the transferee.

87.3                        The Company (at its option) may or may not charge a fee for registering:

87.3.1              the transfer of a share; or

87.3.2              for making any other entry in the register.

87.4                        If the directors refuse to register the transfer of a share, the instrument of transfer must be returned to the transferee as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company with the notice of refusal and reasons for refusal unless they suspect that the proposed transfer may be fraudulent.

87.5                        Subject to article 112, the Company may retain all instruments of transfer which are registered.

88.                               TRANSMISSION OF SHARES

88.1                        If title to a share passes to a transmittee, the Company may only recognise the transmittee as having any title to a share held by that member alone or to which he was alone entitled. In the case of a share held jointly by two or more persons, the Company may recognise only the survivor or survivors as being entitled to it.

88.2                        Nothing in these articles releases the estate of a deceased member from any liability in respect of a share solely or jointly held by that member.

89.                               TRANSMITTEES’ RIGHTS

89.1                        Where a person become entitled by transmission to a share, the rights of the holder in relation to a share cease.

89.2                      A transmittee may give an effective receipt for dividends and other sums payable in respect of that share.

89.3                        A transmittee who produces such evidence of entitlement to shares, subject to the Act, as the directors may properly require:

89.3.1              may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person; and

89.3.2              subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.

89.4                        But transmittees do not have the right to receive notice of or exercise rights conferred by membership in relation to meetings of the Company (or at a separate meeting of

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the holders of a class of shares) in respect of shares to which they are entitled by reason of the holder’s death or bankruptcy or otherwise, unless they become the holders of those shares.

90.                               EXERCISE OF TRANSMITTEES’ RIGHTS

90.1                        Transmittees who wish to become the holders of shares to which they have become entitled must notify the Company in writing of that wish.

90.2                        If the transmittee wishes to have the share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

90.3                        Any transfer made or executed under this article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

91.                               TRANSMITTEES BOUND BY PRIOR NOTICES

91.1                        The directors may give notice requiring a person to make the choice referred to in article 89.3.1.

91.2                        If that notice is not complied with within 60 days, the directors may withhold payment of all dividends and other sums payable in respect of the share until the choice has been made.

91.3                        If a notice is given to a member in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the member before the transmittee’s name has been entered in the register.

CONSOLIDATION/DIVISION OF SHARES

92.                               CONSOLIDATION/DIVISION OF SHARES

92.1                        Upon any consolidation or division of Ordinary Shares, the Special Voting Shares shall be consolidated or divided in the same manner.

93.                               PROCEDURE FOR DISPOSING OF FRACTIONS OF SHARES

93.1                        This article applies where:

93.1.1              there has been a consolidation and division or sub-division shares; and

93.1.2              as a result, members are entitled to fractions of shares.

93.2                        Subject to the Act, the directors may, in effecting divisions and/or consolidations, treat a member’s shares held in certificated form and uncertificated form as separate holdings.

93.3                        The directors may on behalf of the members deal with fractions as they think fit, in particular they may:

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93.3.1              sell the shares representing the fractions to any person including (subject to the Act) the Company for the best price reasonably obtainable;

93.3.2              in the case of a certificated share, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser;

93.3.3              distribute the net proceeds of sale in due proportion among the holders of the shares or, if the directors decide, some or all of the sum raised on sale may be retained for the benefit of the Company;

93.3.4              subject to the Act, allot or issue to a member, credited as fully paid, by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation and division or sub-division, as the case may be).

93.4                        To give effect to a sale under article 93.3.1 the directors may arrange for the shares representing the fractions to be entered in the register as certificated shares.

93.5                        The directors may authorise any person to transfer the shares to, or to the direction of, the purchaser.

93.6                        The person to whom the shares are transferred is not obliged to ensure that any purchase money is received by the person entitled to the relevant fractions.

93.7                        The transferee’s title to the shares is not affected by any irregularity in or invalidity of the process leading to their sale.

93.8                        If shares are allotted or issued under article 93.3.4, the amount required to pay up those shares may be capitalised as the directors think fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares.

93.9                        A resolution of the directors capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company under article 103. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 103 without an ordinary resolution of the Company.

DISTRIBUTIONS

94.                               PROCEDURE FOR DECLARING DIVIDENDS

94.1                        Subject to the Act and the articles, the Company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

94.2                        A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

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94.3                        No dividend may be declared or paid unless it is in accordance with members’ respective rights.

94.4                        Unless the members’ resolution to declare or directors’ decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each member’s holding of shares on the date of the resolution or decision to declare or pay it.

94.5                        The directors may pay any dividend (including any dividend payable at a fixed rate) if it appears to them that the profits available for distribution justify the payment.

94.6                        If the Company’s share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

94.7                        If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

95.                               CALCULATION OF DIVIDENDS

95.1                        Except as otherwise provided by the articles or the rights attached to or the terms of issue of shares, all dividends must be:

95.1.1              declared and paid according to the amounts paid up on the shares on which the dividend is paid; and

95.1.2              apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

95.2                        If any share is issued on terms providing that it ranks for dividend as from a particular date, that share ranks for dividend accordingly.

95.3                        For the purposes of calculating dividends, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

95.4                        Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency.

95.5                        The directors may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

96.                               PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS

96.1                        Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means:

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96.1.1              in cash;

96.1.2              by transfer to a bank or building society account specified by the distribution recipient in writing or as the directors otherwise decide;

96.1.3              by sending a cheque, warrant or money order made payable to the distribution recipient by post to the distribution recipient at the distribution recipient’s registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient in writing or as the directors otherwise decide;

96.1.4              by sending a cheque, warrant or money order made payable to such person by post to such person at such address as the distribution recipient has specified in writing or as the directors otherwise decide; or

96.1.5              by any other means of payment as the directors agree with the distribution recipient either in writing or by such other means as the directors decide.

96.2                        In respect of the payment of any dividend or other sum which is a distribution, the directors may decide, and notify distribution recipients, that:

96.2.1              one or more of the means described in article 96.1 will be used for payment and a distribution recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the directors;

96.2.2              one or more of such means will be used for the payment unless a distribution recipient elects otherwise in the manner prescribed by the directors; or

96.2.3              one or more of such means will be used for the payment and that distribution recipients will not be able to elect otherwise.

The directors may for this purpose decide that different methods of payment may apply to different distribution recipients or groups of distribution recipients.

96.3                        In the event that:

96.3.1              a distribution recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend or other distribution by the means by which the directors have decided in accordance with this article that a payment is to be made, or by which the distribution recipient has elected to receive payment, and such address or details are necessary in order for the Company to make the relevant payment in accordance with such decision or election; or

96.3.2              if payment cannot be made by the Company using the details provided by the distribution recipient,

then the dividend or other distribution shall be treated as unclaimed for the purposes of these articles.

96.4                        In the articles, the “distribution recipient” means, in respect of a share in respect of which a dividend or other sum is payable:

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96.4.1              the holder of the share;

96.4.2              if the share has two or more joint holders, the senior holder;

96.4.3              if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee (or, where two or more person are jointly entitled by transmission to the share, to any one transmittee and that person shall be able to give effective receipt for payment); or

96.4.4              in any case, to a person that the person or persons entitled to payment may direct in writing.

96.5                        Every cheque, warrant or money order sent by post is sent at the risk of the distribution recipient. If payment is made by transfer to a bank or building society account, by means of a relevant system or by another method at the direction of the distribution recipient, the Company is not responsible for amounts lost or delayed in the course of making that payment.

96.6                        Without prejudice to article 91, the directors may withhold payment of a dividend (or part of a dividend) payable to a transmittee until he has provided such evidence of his right as the directors may reasonably require.

97.                               DEDUCTIONS FROM DISTRIBUTIONS IN RESPECT OF SUMS OWED TO THE COMPANY

97.1                        If:

97.1.1              a share is subject to the Company’s lien; and

97.1.2              the directors are entitled to issue a lien enforcement notice in respect of it,

they may, instead of issuing a lien enforcement notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the Company in respect of that share to the extent that they are entitled to require payment under a lien enforcement notice.

97.2                        Money so deducted must be used to pay any of the sums payable in respect of that share.

97.3                        The Company must notify the distribution recipient in writing of:

97.3.1              the fact and amount of any such deduction;

97.3.2              any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and

97.3.3              how the money deducted has been applied.

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98.                               NO INTEREST ON DISTRIBUTIONS

98.1                        The Company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by:

98.1.1              the rights attached to the share; or

98.1.2              the provisions of another agreement between the holder of that share and the Company.

99.                               UNCLAIMED DISTRIBUTIONS

99.1                        All dividends or other sums which are:

99.1.1              payable in respect of shares; and

99.1.2              unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the Company until claimed.

99.2                        The payment of an unclaimed dividend or other sum into a separate account does not make the Company a trustee in respect of it.

99.3                         If:

99.3.1              12 years have passed from the date on which a dividend or other sum became due for payment; and

99.3.2              the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Company.

99.4                        If, in respect of a dividend or other sum payable in respect of a share, on any one occasion:

99.4.1              a cheque, warrant or money order is returned undelivered or left uncashed; or

99.4.2              a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the distribution recipient, the Company is not obliged to send or transfer a dividend or other sum payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

100.                        NON-CASH DISTRIBUTIONS

100.1                 Subject to the terms of issue of the share in question, the Company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a

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dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including shares or other securities in any company).

100.2                 For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution:

100.2.1       issuing fractional certificates (or ignoring fractions);

100.2.2       fixing the value of any assets;

100.2.3       paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

100.2.4       vesting any assets in trustees.

101.                        WAIVER OF DISTRIBUTIONS

101.1                 Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the Company notice in writing to that effect, but if:

101.1.1       the share has more than one holder; or

101.1.2       more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

102.                        SCRIP DIVIDENDS

102.1                 Subject to the Act, but without prejudice to article 60, the directors may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid (“new shares”) instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

102.2                 The directors may on any occasion determine that the right of election under article 102.1 shall be subject to any exclusions, restrictions or other arrangements that the directors may in their absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

102.3                 Where a resolution under article 102.1 is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

102.4                 A resolution under article 102.1 may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than five years after the date of the meeting at which the resolution is passed.

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102.5                 The entitlement of each holder of shares to new shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any associated tax credit) of the dividend which would otherwise have been received by the holder (the “relevant dividend”) provided that, in calculating the entitlement, the directors may at their discretion adjust the figure obtained by dividing the relevant value by the amount payable on the new shares up or down so as to procure that the entitlement of each holder of shares may be represented by a simple numerical ratio. For this purpose the “relevant value” of each of the new shares shall be as determined by or in accordance with the resolution under article 102.1. A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

102.6                 The directors may make any provision they consider appropriate in relation to an allotment made or to be made under this article (whether before or after the passing of the resolution under article 102.1), including:

102.6.1       the giving of notice to holders of the right of election offered to them;

102.6.2       the provision of forms of election (whether in respect of a particular dividend or dividends generally);

102.6.3       determination of the procedure for making and revoking elections;

102.6.4       the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

102.6.5       the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

102.7                 The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the “elected shares”); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in article 102.5. For that purpose, the directors may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the directors capitalising part of the reserves has the same effect as if the directors had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company under article 103. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 103 without an ordinary resolution of the Company.

102.8                 The new shares rank pari passu in all respects with each other and with the fully paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

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102.9                 In relation to any particular proposed dividend, the directors may in their absolute discretion decide:

102.9.1       that holders shall not be entitled to make any election in respect of, and that any election previously made shall not extend to, such dividend; or

102.9.2       at any time prior to the allotment of the new shares which would otherwise be allotted in lieu of such dividend, that all elections to take new shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

CAPITALISATION OF PROFITS AND RESERVES

103.                        AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS

103.1                 Subject to the Act and the articles, the directors may, if they are so authorised by an ordinary resolution:

103.1.1       decide to capitalise any amount standing to the credit of the Company’s reserves (including share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution which are not required for paying a preferential dividend; and

103.1.2       appropriate any sum which they so decide to capitalise (a “capitalised sum”) to the persons who would have been entitled to it if it were distributed by way of dividend (the “persons entitled”) and in the same proportions.

103.2                 Capitalised sums must be applied:

103.2.1       on behalf of the persons entitled; and

103.2.2       in the same proportions as a dividend would have been distributed to them.

103.3                 Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

103.4                 A capitalised sum which was appropriated from profits available for distribution may be applied:

103.4.1       in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

103.4.2       in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.

103.5                 Subject to the Act and the articles the directors may:

103.5.1       apply capitalised sums in accordance with articles 103.3 and 103.4 partly in one way and partly in another;

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103.5.2       make such arrangements as they think fit to resolve a difficulty arising in the distribution of a capitalised sum and in particular to deal with shares or debentures becoming distributable in fractions under this article the directors may deal with fractions as they think fit (including the issuing of fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than $5, or such other sum as the directors may decide, the sum may be retained for the benefit of the Company));

103.5.3       authorise any person to enter into an agreement with the Company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them or the payment by the Company on behalf of the members of the amounts or part of the amounts or part of the amounts remaining unpaid on their existing shares under this article; and

103.5.4       generally do all acts and things required to give effect to the resolution.

103.6                 Notwithstanding any other provision of this article 103, subject to the Act and the articles, the directors may decide to capitalise any amount standing to the credit of the Company’s reserves (including share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, which are not required for paying a preferential dividend, and appropriate any sum which they so decide to capitalise in paying up new Special Voting Shares which are then allotted credited as fully paid to the Nominee in accordance with the articles.

104.                        RECORD DATES

104.1                 Notwithstanding any other provision of the articles, but subject to the Act and rights attached to shares, the Company or the directors may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

PART 5 - MISCELLANEOUS PROVISIONS

COMMUNICATIONS

105.                        MEANS OF COMMUNICATION TO BE USED

105.1                 Save where these articles expressly require otherwise, any notice, document or information to be sent or supplied by, or on behalf of or to the Company may be sent or supplied in accordance with the Act (whether authorised or required to be sent or supplied by the Act or otherwise):

105.1.1       in hard copy form,

105.1.2       in electronic form; or

105.1.3       by means of a website.

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105.2                 Subject to the articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

105.3                 A director may agree with the Company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

105.4                 If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to call a general meeting by notices sent by post, then subject to the Act, the directors may, in their absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to call a general meeting by a notice advertised in at least one United Kingdom national newspaper. In this case, the Company must send confirmatory copies of the notice to those members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

105.5                 A notice, document or information sent by post and addressed to a member at his registered address or address for service in the United Kingdom is deemed to be given to or received by the intended recipient 24 hours after it was put in the post if pre paid as first class post and 48 hours after it was put in the post if pre paid as second class post, and in proving service it is sufficient to prove that the envelope containing the notice, document or information was properly addressed, pre paid and posted.

105.6                 A notice, document or information sent or supplied by electronic means to an address specified for the purpose by the member is deemed to have been given to or received by the intended recipient 24 hours after it was sent, and in proving service it is sufficient to prove that the communication was properly addressed and sent.

105.7                 A notice, document or information sent or supplied by means of a website is deemed to have been given to or received by the intended recipient when:

105.7.1       the material was first made available on the website; or

105.7.2       if later, when the recipient received (or, in accordance with this article 105, is deemed to have received) notification of the fact that the material was available on the website.

105.8                 A notice, document or information not sent by post but delivered by hand (which include delivery by courier) to a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

105.9                 Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

105.10          A notice, document or information served or delivered by or on behalf of the Company by any other means authorised in writing by the member concerned is

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deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

105.11          A qualifying person present at a meeting of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

105.12          A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 793 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

105.13          In the case of joint holders of a share, a notice, document or information shall be validly sent or supplied to all joint holders if sent or supplied to whichever of them is named first in the register in respect of the joint holding. Anything to be agreed or specified in relation to a notice, document or information to be sent or supplied to joint holders, may be agreed or specified by the joint holder who is named first in the register in respect of the joint holding.

105.14          The Company may give a notice, document or information to a transmittee as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be a transmittee. Until an address has been supplied, a notice, document or information may be given in any manner in which it might have been given if the death or bankruptcy had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

105.15          A member whose registered address is not within the United Kingdom, Italy or the United States shall not be entitled to receive any notice, document or information from the Company unless:

105.15.1          the Company is able, in accordance with the Act, to send the notice, document or information in electronic form or by means of a website; or

105.15.2          the member gives to the Company a postal address within the United Kingdom, Italy or the United States at which notices to the member may be given.

106.                        LOSS OF ENTITLEMENT TO NOTICES

106.1                 Subject to the Act, a member (or in the case of joint holders, the person who is named first in the register) who has no registered address within the United Kingdom, and has not supplied to the Company an address within the United Kingdom at which notice or other documents or information can be given to him, shall not be entitled to receive any notice or other documents or information from the Company. Such a member (or in the case of joint holders, the person who is named first in the register) shall not be entitled to receive any notice or other documents or information from the Company even if he has supplied an address for the purposes of receiving notices or other documents or information in electronic form.

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106.2                 If:

106.2.1       the Company sends two consecutive documents to a member over a period of at least 12 months; and

106.2.2       each of those documents is returned undelivered, or the Company receives notification that it has not been delivered,

that member ceases to be entitled to receive notices from the Company.

106.3                 A member who has ceased to be entitled to receive notices from the Company becomes entitled to receive such notices again by sending the Company:

106.3.1       a new address to be recorded in the register; or

106.3.2       if the member has agreed that the Company should use a means of communication other than sending things to such an address, the information that the Company needs to use that means of communication effectively.

ADMINISTRATIVE ARRANGEMENTS

107.                        SECRETARY

107.1                 Subject to the Act, the directors shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including remuneration) as they think fit.

107.2                 The directors may remove a person appointed under this article 107 from office and appoint another or others in his place.

107.3                 Any provision of the Act or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

108.                        CHANGE OF NAME

The directors may change the name of the Company.

109.                        AUTHENTICATION OF DOCUMENTS

109.1                 A director or the secretary or another person appointed by the directors for the purpose may authenticate:

109.1.1       documents affecting the constitution of the Company (including the articles);

109.1.2       resolutions passed by the Company or holders of a class of shares or the directors or a committee of the directors; and

109.1.3       books, records, documents and accounts relating to the business of the Company,

109.1.4       and may certify copies or extracts as true copies or extracts.

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110.                        COMPANY SEALS

110.1                 The directors must provide for the safe custody of every seal.

110.2                 A seal may be used only by the authority of a resolution of the directors or of a committee of the directors.

110.3                 The directors may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The directors may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means.

110.4                 Unless otherwise decided by the directors:

110.4.1       share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

110.4.2       every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director, or by one director in the presence of a witness who attests his signature.

111.                        RECORDS OF PROCEEDINGS

111.1                 The directors must make sure that proper minutes are kept in minute books of:

111.1.1       all appointments of officers and committees made by the directors and of any remuneration fixed by the directors; and

111.1.2       all proceedings (including the names of the directors present at such meeting) of general meetings;

111.1.3       meetings of the holders of any class of shares in the Company;

111.1.4       the directors’ meetings; and

111.1.5       meetings of committees of the directors.

111.2                 If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are conclusive evidence of the proceedings at the meeting.

111.3                 The directors must ensure that the Company keeps records, in the books kept for the purpose, of all directors’ written resolutions.

111.4                 All such minutes and written resolutions must be kept for at least 10 years from the date of the meeting or written resolution as the case may be.

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112.                        DESTRUCTION OF DOCUMENTS

112.1                 The Company is entitled to destroy:

112.1.1       all instruments of transfer of shares (including documents constituting the renunciation of an allotment of shares) which have been registered, and all other documents on the basis of which any entries are made in the register, from six years after the date of registration;

112.1.2       all dividend mandates (or mandates for other amounts), variations or cancellations of such mandates, and notifications of change of address, from two years after they have been recorded;

112.1.3       all share certificates which have been cancelled from one year after the date of the cancellation;

112.1.4       all paid dividend warrants and cheques from one year after the date of actual payment;

112.1.5       all proxy notices from one year after the end of the meeting to which the proxy notice relates; and

112.1.6       all other documents on the basis of which any entry in the register is made at any time after 10 years from the date an entry in the register was first made in respect of it.

112.2                 If the Company destroys a document in good faith, in accordance with the articles, and without express notice to the Company that the preservation of the document is relevant to a claim, it is conclusively presumed in favour of the Company that:

112.2.1       entries in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed were duly and properly made;

112.2.2       any instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

112.2.3       any share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

112.2.4       any other document so destroyed was a valid and effective document in accordance with its recorded particulars in the books or records of the Company.

112.3                 This article does not impose on the Company any liability which it would not otherwise have if it destroys any document before the time at which this article permits it to do so or in any case where the conditions of this article are not fulfilled.

112.4                 In this article, references to the destruction of any document include a reference to its being disposed of in any manner.

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113.                        ACCOUNTS

113.1                 The directors must ensure that accounting records are kept in accordance with the Act.

113.2                 The accounting records shall be kept at the registered office of the Company or, subject to the Act, at another place decided by the directors and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Act or he is authorised by the directors or by an ordinary resolution of the Company.

113.3                 In respect of each financial year, a copy of the Company’s annual accounts, the directors’ report, the strategic report, the directors’ remuneration report, and the auditors’ report on those accounts and on the auditable part of the directors’ remuneration report shall be sent or supplied to:

113.3.1       every member (whether or not entitled to receive notices of general meetings);

113.3.2       every holder of debentures (whether or not entitled to receive notices of general meetings); and

113.3.3       every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Act. This article does not require copies of the documents to which it applies to be sent or supplied to:

113.3.4       a member or holder of debentures of whose address the Company is unaware; or

113.3.5       more than one of the joint holders of shares or debentures.

113.4                 The directors may determine that persons entitled to receive a copy of the Company’s annual accounts, the directors’ report, the strategic report, the directors’ remuneration report, and the auditors’ report on those accounts and on the auditable part of the directors’ remuneration report are those persons entered on the register at the close of business on a day determined by the directors.

113.5                 Where permitted by the Act, the strategic report with supplementary material in the form and containing the information prescribed by the Act may be sent or supplied to a person so electing in place of the documents required to be sent or supplied by article 113.3.

114.                        PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

The directors may decide to make provision for the benefit of persons (other than a director or former director or shadow director) employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

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115.                        WINDING UP OF THE COMPANY

115.1                 On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law:

115.1.1       divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds; and

115.1.2       vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine.

115.2                 For this purpose the liquidator may:

115.2.1       set the value he deems fair on a class or classes of property; and

115.2.2       determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members.

115.3                 The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

DIRECTORS’ INDEMNITY AND INSURANCE

116.                        INDEMNITY OF OFFICERS AND FUNDING DIRECTORS’ DEFENCE COSTS

116.1                 To the fullest extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of the Company or any of its associates (other than any person (whether or not an officer of the Company or any of its associates) engaged by the Company of any of its associates as auditor) shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise as a director or such other officer of the Company any of its associates) in relation to the Company or any of its associates or its/their affairs provided that such indemnity shall not apply in respect of any liability incurred by him:

116.1.1       to the Company or to any of its associates;

116.1.2       to pay a fine imposed in criminal proceedings;

116.1.3       to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

116.1.4       in defending any criminal proceedings in which he is convicted;

116.1.5       in defending any civil proceedings brought by the Company, or any of its associates, in which judgment is given against him; or

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116.1.6       in connection with any application under any of the following provisions in which the court refuses to grant him relief, namely:

(a)                                 section 661(3) or (4) of the Act (acquisition of shares by innocent nominee); or

(b)                                 section 1157 of the Act (general power to grant relief in case of honest and reasonable conduct).

116.2                 In article 116.1.4, 116.1.5 or 116.1.6 the reference to a conviction, judgment or refusal of relief is a reference to one that has become final. A conviction, judgment or refusal of relief becomes final:

116.2.1       if not appealed against, at the end of the period for bringing an appeal; or

116.2.2       if appealed against, at the time when the appeal (or any further appeal) is disposed of.

An appeal is disposed of:

116.2.3       if it is determined and the period for bringing any further appeal has ended; or

116.2.4       if it is abandoned or otherwise ceases to have effect.

116.3                 To the extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director of the Company acting in its capacity as a trustee of an occupational pension scheme shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in connection with the Company’s activities as trustee of the scheme provided that such indemnity shall not apply in respect of any liability incurred by him:

116.3.1       to pay a fine imposed in criminal proceedings;

116.3.2       to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

116.3.3       in defending criminal proceedings in which he is convicted.

For the purposes of this article, a reference to a conviction is to the final decision in the proceedings. The provisions of article 116.2 shall apply in determining when a conviction becomes final.

116.4                 Without prejudice to article 116.1 or to any indemnity to which a director may otherwise be entitled, and to the extent permitted by the Act and otherwise upon such terms and subject to such conditions as the directors may in their absolute discretion think fit, the directors shall have the power to make arrangements to provide a director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with an application under section 661(3) or (4) of the Act (acquisition of shares by innocent nominee) or section 1157 of the Act (general power to grant relief in case of honest and reasonable

68

conduct) or in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority or to enable a director to avoid incurring any such expenditure.

116.5                 Where at any meeting of the directors or a committee of the directors any arrangement falling within article 116.4 is to be considered, a director shall be entitled to vote and be counted in the quorum at such meeting unless the terms of such arrangement confers upon such director a benefit not generally available to any other director; in that event, the interest of such director in such arrangement shall be deemed to be a material interest for the purposes of article 21 and he shall not be so entitled to vote or be counted in the quorum.

117.                        INSURANCE

117.1                 To the extent permitted by the Act, the directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

117.1.1       a director or a secretary of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

117.1.2       trustee of a retirement benefits scheme or other trust in which a person referred to in article 117.1.1 is or has been interested,

indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

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Annex 3

FIRST HALF 2014 REPORT

FOR THE PERIOD ENDING

JUNE 30, 2014

2

GTECH S.p.A. Profile

Company subject to the direction and coordination of De Agostini S.p.A.

Company Name	GTECH - Società per Azioni

Fiscal Code, VAT no. and no. of enrollment with the Register of enterprises of Rome	08028081001

Share Capital	As of June 30, 2014: €188,428,896 authorized ordinary share capital, €1.00 par value per share; 174,805,811 shares subscribed and paid in

Registered Office	Roma - Viale del Campo Boario 56/d

Board of Directors (1)

Chairman	Lorenzo PELLICIOLI

C.E.O.	Marco SALA

Board Members

Donatella BUSSO *
Paolo CERETTI
Alberto DESSY*
Marco DRAGO
Anna GATTI*
Antonio MASTRAPASQUA*
Jaymin PATEL
Elena VASCO*

*Denotes Independent Directors

General Managers	Renato ASCOLI (2)
Fabio CAIROLI (3)

Board of Statutory Auditors: (1)

Chairman	Massimo CREMONA

Regular Members	Caterina Margherita BALDARI
Sergio DUCA

Substitute Members	Gian Piero BALDUCCI
Fabrizio Riccardo DI GIUSTO
Annalisa Raffaella DONESANA
Giulio GASLOLI
Guido MARTINELLI
Marco SGUAZZINI VISCONTINI

3

Independent Auditors (4)	PricewaterhouseCoopers S.p.A.

Members of the Control, Risk and Related Parties Committee (5)	Alberto DESSY (Chairman)

Donatella BUSSO
Elena VASCO

Members of the Remuneration and Nomination Committee (5)	Antonio MASTRAPASQUA (Chairman)
Paolo CERETTI
Alberto DESSY
Anna GATTI

Note:

(1)   As enacted by the shareholders at a meeting held on May 8, 2014.

(2)   As enacted by the Board of Directors at a meeting held on April 28, 2009.

(3)         As enacted by the Board of Directors at a meeting held on July 30, 2013.

(4)         As appointed by the shareholders at a meeting held on May 8, 2014 as independent auditors for the 2014-2022 nine-year period.

(5)         As enacted by the Board of Directors at a meeting held on May 23, 2014.

4

GTECH S.p.A. Overview

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets. GTECH is listed on the Milan Stock Exchange under the trading symbol “GTK” and has a Sponsored Level 1 American Depositary Receipt (ADR) program listed on the United States over the counter market under the trading symbol “GTKYY”.

In this report, unless otherwise specified or the context otherwise indicates, all references to the terms “GTECH,” “we,” “us,” “our,” and the “Company” refer to GTECH S.p.A., the parent entity, and all entities included in our interim condensed consolidated financial statements.

The Company operates and provides a full range of services and provides leading-edge technology products across all gaming segments, including lotteries, machine gaming, sports betting and interactive games. We also provide high-volume processing of non-lottery commercial transactions. Our state-of-the-art information technology platforms and software enable distribution through land-based systems, Internet and mobile devices. The Company has operations in approximately 60 countries worldwide on six continents and had 8,818 employees at June 30, 2014.

The structure of the Company’s internal organization is aligned around three global geographic regions. Consequently, for management purposes, the Company’s operating segments are organized geographically into three reportable operating segments based on those regions — Americas, International and Italy — and supported by a central products and services structure. Each of these segments offers lottery, machine gaming, sports betting, commercial services and interactive games.

Lottery

GTECH provides and operates highly-secure, online lottery transaction processing systems. GTECH designs, sells and operates a complete suite of lottery-enabled point of sale terminals that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer, where a transaction is enabled, and the lottery authority.

GTECH is also a major technologically advanced instant game supplier. As an end-to-end provider of instant tickets and related services, GTECH specializes in the fast delivery of high-quality instant ticket games, operating the industry’s largest, fastest, and highest quality press. In addition to printing, GTECH provides its customers with instant ticket marketing plans and graphic design, programming, production, packaging, shipping and delivery services.

GTECH operates or acts in a growing number of jurisdictions as the provider of lottery management services to the lottery and is responsible for its day-to-day operations and its core functions. In this respect, GTECH leverages its years of experience accumulated from being the sole concessionaire for the Italian Lotto game, which includes management of all of the activities along the lottery value chain and operation of both online lotteries and games and off-line lotteries.

5

GTECH has developed and continues to develop new lottery games, licenses new game brands and installs a range of new lottery distribution devices, all of which are designed to maintain a strong level of same store sales growth for its customers. In connection with its delivery of lottery services, GTECH actively advises its customers on growth strategies.

Machine Gaming

GTECH designs, develops, manufactures and provides top performing cabinets, games, systems and software to customers in legal gaming markets throughout the world. It is among the world’s leading provider of video lottery terminals (VLT’s), VLT central systems and VLT games to government customers in North America and Europe and is a leading provider of VLTs and games to operators in the United States. GTECH is also a leading provider of video and traditional mechanical reel slot machines and casino systems to casino operators in Europe, Asia and the Americas and to Native American casinos in the United States. In addition, GTECH provides amusement with prize (AWP) machines and games to government customers in Europe.

Sports Betting

GTECH offers a sports betting platform comprised of a core engine and associated support modules and serves leading lotteries and commercial operators around the world.  Our modular approach enables us to fit the components to the customers’ unique architectures and create a unique product. We are able to offer betting on sporting events, motor sports and non-sporting events such as those involving entertainment, music, culture and current affairs.

Commercial Services

GTECH offers high-volume transaction processing of non-lottery commercial transactions such as prepaid cellular telephone recharges, bill payments and ticketing for sporting and musical events. We also provide collection services and processing and network services on behalf of third parties. We also issue electronic money through immediate conversion of funds received, as well as other related activities.

Interactive Games

GTECH provides online games such as poker, casino, bingo and other board and soft games, all of which are customizable. Our poker product is the industry’s first fully compliant Mac poker product, making it 100% compatible with all leading platforms and devices. Our online casino products include a wide selection of table and slot games with single, multiplayer and tournament play. Our bingo solution includes a social and interactive Bingo Live offering, available in four countries and in four languages, with the content adjusted to suit specific regions.

For additional information on the Company, please visit its website at: http://www.gtech.com/eng/about_us/au.html

6

MANAGEMENT REPORT

Presented below are the Company’s key financial indicators (in thousands of euros, except per share amounts).

	For the three months ended
	June 30,		Change
	2014	2013	€	%
Revenue	751,129	762,024	(10,895)	(1.4)
EBITDA	266,642	273,089	(6,447)	(2.4)
Operating income	156,017	161,467	(5,450)	(3.4)
Net income attributable to owners of the parent	60,775	67,262	(6,487)	(9.6)
Diluted earnings per share	0.35	0.39	(0.04)	(10.3)

	For the six months ended
	June 30,		Change
	2014	2013	€	%
Revenue	1,532,382	1,559,543	(27,161)	(1.7)
EBITDA	562,679	573,092	(10,413)	(1.8)
Operating income	336,860	353,016	(16,156)	(4.6)
Net income attributable to owners of the parent	135,804	142,004	(6,200)	(4.4)
Diluted earnings per share	0.78	0.82	(0.04)	(4.9)

	June 30,	December 31,	Change
	2014	2013	€	%
Net financial position	2,526,398	2,507,319	19,079	0.8

7

COMPARISON OF THE THREE MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

	Revenue
	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Operating Segments
Americas	249,604	261,270	(11,666)	(4.5)
International	76,259	79,758	(3,499)	(4.4)
Italy	425,135	420,858	4,277	1.0
	750,998	761,886	(10,888)	(1.4)

Purchase accounting	131	138	(7)	(5.1)
	751,129	762,024	(10,895)	(1.4)

Revenue in the three months ended June 30, 2014 was down 1.4% compared to the same period in 2013 principally driven by:

•                  Lower product sales and unfavorable foreign exchange impacts, partially offset by higher service revenue in the Americas segment; and

•                  Lower service revenue in the International segment.

These decreases were partially offset by higher Sports Betting service revenue, net of lower Machine Gaming and Interactive service revenue, in the Italy segment.

	Operating income
	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Operating Segments
Americas	26,118	35,695	(9,577)	(26.8)
International	12,358	12,011	347	2.9
Italy	142,602	139,791	2,811	2.0
	181,078	187,497	(6,419)	(3.4)

Corporate support	(13,291)	(11,446)	(1,845)	(16.1)
Purchase accounting	(11,770)	(14,584)	2,814	19.3
	156,017	161,467	(5,450)	(3.4)

Operating income in the three months ended June 30, 2014 was down 3.4% compared to the same period in 2013 principally due to:

•                  Lower operating income in the Americas segment resulting from the prior year sale of gaming equipment into the Canadian market and a decrease in Lottery same store revenue, which was partially offset by higher Lottery product sales.

This net decrease was partially offset by higher Lottery operating income, net of lower Machine Gaming operating income, in the Italy segment.

8

EBITDA

EBITDA is considered an alternative performance measure that is not a defined measure under International Financial Reporting Standards (“IFRS”) and may not take into account the recognition, measurement and presentation requirements associated with IFRS. We believe that EBITDA assists in explaining trends in our operating performance, provides useful information about our ability to incur and service indebtedness, and is a commonly used measure of performance by securities analysts and investors in the gaming industry. EBITDA should not be considered as an alternative to operating income as an indicator of our performance or to cash flows as a measure of our liquidity. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

EBITDA is computed as follows:

	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%

Operating income	156,017	161,467	(5,450)	(3.4)
Depreciation	57,033	61,384	(4,351)	(7.1)
Amortization	50,518	46,691	3,827	8.2
Impairment recovery, net	(1,104)	(2,024)	920	45.5
Restructuring costs	2,992	3,323	(331)	(10.0)
Other	1,186	2,248	(1,062)	(47.2)
EBITDA	266,642	273,089	(6,447)	(2.4)

	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%

Operating income	336,860	353,016	(16,156)	(4.6)
Depreciation	119,003	122,829	(3,826)	(3.1)
Amortization	99,540	93,339	6,201	6.6
Impairment recovery, net	(1,104)	(2,025)	921	45.5
Restructuring costs	6,026	3,471	2,555	73.6
Other	2,354	2,462	(108)	(4.4)
EBITDA	562,679	573,092	(10,413)	(1.8)

Restructuring costs are principally related to the streamlining of our interactive operations, optimization projects in the Lottery space, and costs associated with our overall management reorganization announced in 2013.

9

REVENUE

Total revenue is detailed by type of revenue and operating segment below.

	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Americas	200,081	198,579	1,502	0.8
International	57,401	60,863	(3,462)	(5.7)
Italy	424,561	419,966	4,595	1.1
	682,043	679,408	2,635	0.4

Purchase accounting	131	138	(7)	(5.1)
	682,174	679,546	2,628	0.4

Product sales
Americas	49,523	62,691	(13,168)	(21.0)
International	18,858	18,895	(37)	(0.2)
Italy	574	892	(318)	(35.7)
	68,955	82,478	(13,523)	(16.4)

Purchase accounting	—	—	—	—
	68,955	82,478	(13,523)	(16.4)

Total revenue
Americas	249,604	261,270	(11,666)	(4.5)
International	76,259	79,758	(3,499)	(4.4)
Italy	425,135	420,858	4,277	1.0
	750,998	761,886	(10,888)	(1.4)

Purchase accounting	131	138	(7)	(5.1)
	751,129	762,024	(10,895)	(1.4)

10

Americas segment

Consolidated revenue includes the following amounts for the Americas segment:

	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Lottery	148,355	159,890	(11,535)	(7.2)
Machine Gaming	18,407	19,214	(807)	(4.2)
Lottery Management Services	30,161	17,391	12,770	73.4
All Other	3,158	2,084	1,074	51.5
	200,081	198,579	1,502	0.8

Product sales
Lottery	11,230	3,895	7,335	188.3
Machine Gaming	32,321	53,075	(20,754)	(39.1)
All Other	5,972	5,721	251	4.4
	49,523	62,691	(13,168)	(21.0)

Total revenue
Lottery	159,585	163,785	(4,200)	(2.6)
Machine Gaming	50,728	72,289	(21,561)	(29.8)
Lottery Management Services	30,161	17,391	12,770	73.4
All Other	9,130	7,805	1,325	17.0
	249,604	261,270	(11,666)	(4.5)

Service revenue increased 0.8% over the same period in 2013 principally driven by the commencement of Lottery Management Services agreements in New Jersey and Indiana on October 1, 2013 and July 1, 2013, respectively. This increase was partially offset by:

•                  €11.7 million of unfavorable foreign exchange impacts; and

•                  A 4.0% decrease in Lottery same store revenue primarily due to lower jackpot activity. The second quarter of the prior year benefited from the highest Powerball jackpot in history.

Product sales were down 21.0% compared to the same period in 2013 principally driven by:

•                  Significant sales of gaming equipment into the Canadian market in the second quarter of 2013 that did not recur in the second quarter of 2014; and

•                  €4.1 million of unfavorable foreign exchange impacts.

These decreases were partially offset by higher Lottery product sales principally to our customer in California.

All Other revenue in the Americas segment includes revenue from the supply of instant tickets and related services, sports betting, commercial services and interactive games.

11

International segment

Consolidated revenue includes the following amounts for the International segment:

	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Lottery	39,154	43,067	(3,913)	(9.1)
Machine Gaming	6,527	6,396	131	2.0
All Other	11,720	11,400	320	2.8
	57,401	60,863	(3,462)	(5.7)

Product sales
Lottery	2,717	4,202	(1,485)	(35.3)
Machine Gaming	13,218	14,314	(1,096)	(7.7)
All Other	2,923	379	2,544	>200.0
	18,858	18,895	(37)	(0.2)

Total revenue
Lottery	41,871	47,269	(5,398)	(11.4)
Machine Gaming	19,745	20,710	(965)	(4.7)
All Other	14,643	11,779	2,864	24.3
	76,259	79,758	(3,499)	(4.4)

Service revenue was down 5.7% compared to the same period in 2013 principally driven by:

•                  A change in contract terms with a European customer which lowered revenue yet increased profit;

•                  A lower number of billable hours with a European customer; and

•                  €0.7 million of unfavorable foreign exchange impacts.

All Other revenue in the International segment includes revenue from sports betting, commercial services and interactive games.

12

Italy segment

Consolidated revenue includes the following amounts for the Italy segment:

	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Lotto	101,698	100,222	1,476	1.5
Instant tickets	91,244	92,963	(1,719)	(1.8)
Lottery	192,942	193,185	(243)	(0.1)

Machine Gaming	140,776	143,002	(2,226)	(1.6)
Sports Betting	40,186	31,734	8,452	26.6
Commercial Services	33,500	33,284	216	0.6
Interactive Games	17,157	18,761	(1,604)	(8.5)
	424,561	419,966	4,595	1.1

Product sales
Machine Gaming	574	892	(318)	(35.7)
	574	892	(318)	(35.7)

Total revenue
Lotto	101,698	100,222	1,476	1.5
Instant tickets	91,244	92,963	(1,719)	(1.8)
Lottery	192,942	193,185	(243)	(0.1)

Machine Gaming	141,350	143,894	(2,544)	(1.8)
Sports Betting	40,186	31,734	8,452	26.6
Commercial Services	33,500	33,284	216	0.6
Interactive Games	17,157	18,761	(1,604)	(8.5)
	425,135	420,858	4,277	1.0

Machine Gaming service revenue is principally comprised of revenue related to the management of VLT’s and AWP’s under our concession and also includes participation revenue. Machine Gaming product sales represents revenue related to VLT’s and AWP’s operated by other concessionaires.

An analysis of the performance during the three months ended June 30, 2014 for each product line and service reported within the Italy segment as compared to the same period last year is described below.

13

Lotto

Lotto service revenue in the three months ended June 30, 2014 increased 1.5% over the same period in 2013 due to an increase in core wagers, driven by higher wagers from 10eLotto, which was partially offset by lower late number wagers as detailed below.

	For the three months ended
	June 30,		Change
(millions of euros)	2014	2013	Wagers	%

Core wagers	1,435.5	1,397.4	38.1	2.7
Wagers for late numbers	125.0	135.7	(10.7)	(7.9)
	1,560.5	1,533.1	27.4	1.8

Instant tickets

Instant ticket service revenue in the three months ended June 30, 2014 was down 1.8% compared to the same period in 2013 principally due to lower instant tickets sold as detailed below.

	For the three months ended
	June 30,		Change
	2014	2013	Amount	%

Total sales (in millions)	€2,314.6	€2,374.2	€(59.6)	(2.5)
Total tickets sold (in millions)	468.5	499.3	(30.8)	(6.2)
Average price point	€4.94	€4.76	€0.18	3.8

14

Machine Gaming

Machine Gaming service revenue in the three months ended June 30, 2014 was down 1.6% compared to the same period in 2013 primarily due to lower productivity.

	For the three months ended
	June 30,		Change
(millions of euros)	2014	2013	Amount	%

VLT wagers	1,367.3	1,614.4	(247.1)	(15.3)
AWP wagers	1,102.3	1,123.2	(20.9)	(1.9)
Total wagers	2,469.6	2,737.6	(268.0)	(9.8)

(Installed at the end of June)
VLT’s installed	10,894	10,577	317	3.0
AWP machines installed	69,726	70,716	(990)	(1.4)
Total machines installed	80,620	81,293	(673)	(0.8)

Total wagers and machines installed correspond to the management of VLT’s and AWP’s under our concession.

Sports Betting

Sports betting service revenue in the three months ended June 30, 2014 increased 26.6% over the same period in 2013 principally due to an increase in wagers (as detailed below), including the introduction of virtual betting and the benefit from the FIFA World Cup, along with a lower payout percentage. As of June 30, 2014, we had 1,377 fixed odds sports betting and 330 sports pool points of sale locations operational.

	For the three months ended
	June 30,		Change
(millions of euros)	2014	2013	Wagers	%

Fixed odds sports betting and other wagers	218.2	177.6	40.6	22.9

Commercial Services

Commercial Services service revenue in the three months ended June 30, 2014 increased 0.6% over the same period in 2013 principally due to a higher number of transactions processed.

15

Interactive Games

Interactive Games service revenue in the three months ended June 30, 2014 was down 8.5% compared to the same period in 2013 driven by a decrease in game wagers principally resulting from lower poker wagers.

	For the three months ended
	June 30,		Change
(millions of euros)	2014	2013	Wagers	%

Interactive game wagers	448.5	505.8	(57.3)	(11.3)

Personnel information

The Company’s worldwide employees are comprised of the following personnel:

	Number of employees
	As of
	June 30,	December 31,	2014
Personnel Description	2014	2013	Average

Executives	497	485	495
Middle Management	1,265	1,240	1,249
All Other Permanent Employees	6,807	6,721	6,741
Employees with Temporary Employment Contracts	249	137	186
	8,818	8,583	8,671

Interest expense

	For the three months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%

Capital Securities	(16,133)	(16,133)	—	—
2009 Notes (due 2016)	(9,316)	(9,327)	(11)	(0.1)
2010 Notes (due 2018)	(6,934)	(6,922)	12	0.2
2012 Notes (due 2020)	(4,636)	(4,626)	10	0.2
Facilities	(2,393)	(2,948)	(555)	(18.8)
Other	(1,385)	(546)	839	153.7
	(40,797)	(40,502)	295	0.7

16

COMPARISON OF THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

	Revenue
	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Operating Segments
Americas	493,975	504,212	(10,237)	(2.0)
International	151,890	165,642	(13,752)	(8.3)
Italy	886,256	889,416	(3,160)	(0.4)
	1,532,121	1,559,270	(27,149)	(1.7)

Purchase accounting	261	273	(12)	(4.4)
	1,532,382	1,559,543	(27,161)	(1.7)

Revenue in the six months ended June 30, 2014 was down 1.7% compared to the same period in 2013 principally driven by:

•                  Unfavorable foreign exchange impacts and lower product sales, partially offset by higher service revenue in the Americas segment;

•                  Lower service revenue and product sales in the International segment; and

•                  Lower Machine Gaming and Lottery service revenue, partially offset by higher Sports Betting service revenue in the Italy segment.

	Operating income
	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Operating Segments
Americas	56,610	73,626	(17,016)	(23.1)
International	27,688	25,516	2,172	8.5
Italy	300,370	302,126	(1,756)	(0.6)
	384,668	401,268	(16,600)	(4.1)

Corporate support	(23,287)	(19,382)	(3,905)	(20.1)
Purchase accounting	(24,521)	(28,870)	4,349	15.1
	336,860	353,016	(16,156)	(4.6)

Operating income in the six months ended June 30, 2014 was down 4.6% compared to the same period in 2013 principally due to lower operating income in the Americas segment resulting from the prior year sale of gaming equipment into the Canadian market, which was partially offset by higher Lottery product sales.

17

REVENUE

Total revenue is detailed by type of revenue and operating segment below.

	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Americas	411,299	387,681	23,618	6.1
International	115,029	124,222	(9,193)	(7.4)
Italy	885,060	887,725	(2,665)	(0.3)
	1,411,388	1,399,628	11,760	0.8

Purchase accounting	261	273	(12)	(4.4)
	1,411,649	1,399,901	11,748	0.8

Product sales
Americas	82,676	116,531	(33,855)	(29.1)
International	36,861	41,420	(4,559)	(11.0)
Italy	1,196	1,691	(495)	(29.3)
	120,733	159,642	(38,909)	(24.4)

Purchase accounting	—	—	—	—
	120,733	159,642	(38,909)	(24.4)

Total revenue
Americas	493,975	504,212	(10,237)	(2.0)
International	151,890	165,642	(13,752)	(8.3)
Italy	886,256	889,416	(3,160)	(0.4)
	1,532,121	1,559,270	(27,149)	(1.7)

Purchase accounting	261	273	(12)	(4.4)
	1,532,382	1,559,543	(27,161)	(1.7)

18

Americas segment

Consolidated revenue includes the following amounts for the Americas segment:

	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Lottery	307,367	310,488	(3,121)	(1.0)
Machine Gaming	36,192	37,611	(1,419)	(3.8)
Lottery Management Services	62,137	35,533	26,604	74.9
All Other	5,603	4,049	1,554	38.4
	411,299	387,681	23,618	6.1

Product sales
Lottery	23,094	5,485	17,609	>200.0
Machine Gaming	47,893	101,420	(53,527)	(52.8)
All Other	11,689	9,626	2,063	21.4
	82,676	116,531	(33,855)	(29.1)

Total revenue
Lottery	330,461	315,973	14,488	4.6
Machine Gaming	84,085	139,031	(54,946)	(39.5)
Lottery Management Services	62,137	35,533	26,604	74.9
All Other	17,292	13,675	3,617	26.4
	493,975	504,212	(10,237)	(2.0)

Service revenue increased 6.1% over the same period in 2013 principally driven by the commencement of Lottery Management Services agreements in New Jersey and Indiana on October 1, 2013 and July 1, 2013, respectively. This increase was partially offset by unfavorable foreign exchange impacts.

Product sales were down 29.1% compared to the same period in 2013 principally driven by:

•                  Significant sales of gaming equipment into the Canadian market in the first six months of 2013 that did not repeat this year; and

•                  €6.6 million of unfavorable foreign exchange impacts.

These decreases were partially offset by higher Lottery product sales from customers in California and Pennsylvania.

All Other revenue in the Americas segment includes revenue from the supply of instant tickets and related services, sports betting, commercial services and interactive games.

19

International segment

Consolidated revenue includes the following amounts for the International segment:

	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Lottery	80,150	86,990	(6,840)	(7.9)
Machine Gaming	12,219	14,039	(1,820)	(13.0)
All Other	22,660	23,193	(533)	(2.3)
	115,029	124,222	(9,193)	(7.4)

Product sales
Lottery	5,902	6,825	(923)	(13.5)
Machine Gaming	27,087	33,550	(6,463)	(19.3)
All Other	3,872	1,045	2,827	>200.0
	36,861	41,420	(4,559)	(11.0)

Total revenue
Lottery	86,052	93,815	(7,763)	(8.3)
Machine Gaming	39,306	47,589	(8,283)	(17.4)
All Other	26,532	24,238	2,294	9.5
	151,890	165,642	(13,752)	(8.3)

Service revenue was down 7.4% compared to the same period in 2013 principally driven by:

•                  A change in contract terms with a European customer which lowered revenue yet increased profit;

•                  The recognition of deferred service revenue in the first half of 2013 related to a European customer that did not recur in the first half of 2014;

•                  €1.7 million of unfavorable foreign exchange impacts.

Product sales were down 11.0% compared to the same period in 2013 principally driven by lower Machine Gaming product sales to European customers.

All Other revenue in the International segment includes revenue from sports betting, commercial services and interactive games.

20

Italy segment

Consolidated revenue includes the following amounts for the Italy segment:

	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%
Service revenue
Lotto	205,158	205,522	(364)	(0.2)
Instant tickets	188,050	192,789	(4,739)	(2.5)
Lottery	393,208	398,311	(5,103)	(1.3)

Machine Gaming	285,363	294,561	(9,198)	(3.1)
Sports Betting	102,454	88,875	13,579	15.3
Commercial Services	67,667	66,052	1,615	2.4
Interactive Games	36,368	39,926	(3,558)	(8.9)
	885,060	887,725	(2,665)	(0.3)

Product sales
Machine Gaming	1,196	1,691	(495)	(29.3)
	1,196	1,691	(495)	(29.3)

Total revenue
Lotto	205,158	205,522	(364)	(0.2)
Instant tickets	188,050	192,789	(4,739)	(2.5)
Lottery	393,208	398,311	(5,103)	(1.3)

Machine Gaming	286,559	296,252	(9,693)	(3.3)
Sports Betting	102,454	88,875	13,579	15.3
Commercial Services	67,667	66,052	1,615	2.4
Interactive Games	36,368	39,926	(3,558)	(8.9)
	886,256	889,416	(3,160)	(0.4)

An analysis of the performance during the six months ended June 30, 2014 for each product line and service reported within the Italy segment as compared to the same period last year is described below.

21

Lotto

Lotto service revenue in the six months ended June 30, 2014 was down 0.2% compared to the same period in 2013 due to a decrease in late number wagers, which was partially offset by higher core wagers, driven by higher wagers from 10eLotto, as detailed below.

	For the six months ended
	June 30,		Change
(millions of euros)	2014	2013	Wagers	%

Core wagers	2,944.8	2,882.1	62.7	2.2
Wagers for late numbers	184.5	255.9	(71.4)	(27.9)
	3,129.3	3,138.0	(8.7)	(0.3)

Instant tickets

Instant ticket service revenue in the six months ended June 30, 2014 was down 2.5% compared to the same period in 2013 principally due to lower instant tickets sold as detailed below.

	For the six months ended
	June 30,		Change
	2014	2013	Amount	%

Total sales (in millions)	€4,790.5	€4,920.4	€(129.9)	(2.6)
Total tickets sold (in millions)	967.3	1,024.5	(57.2)	(5.6)
Average price point	€4.95	€4.80	€0.15	3.1

22

Machine Gaming

Machine Gaming service revenue in the six months ended June 30, 2014 was down 3.1% compared to the same period in 2013 primarily due to lower productivity.

	For the six months ended
	June 30,		Change
(millions of euros)	2014	2013	Amount	%

VLT wagers	2,864.4	3,393.3	(528.9)	(15.6)
AWP wagers	2,242.8	2,267.0	(24.2)	(1.1)
Total wagers	5,107.2	5,660.3	(553.1)	(9.8)

(Installed at the end of June)
VLT’s installed	10,894	10,577	317	3.0
AWP machines installed	69,726	70,716	(990)	(1.4)
Total machines installed	80,620	81,293	(673)	(0.8)

Total wagers and machines installed correspond to the management of VLT’s and AWP’s under our concession.

Sports Betting

Sports betting service revenue in the six months ended June 30, 2014 increased 15.3% over the same period in 2013 principally due to an increase in wagers (as detailed below), including the introduction of virtual betting, which was partially offset by a higher payout percentage.

	For the six months ended
	June 30,		Change
(millions of euros)	2014	2013	Wagers	%

Fixed odds sports betting and other wagers	469.6	390.2	79.4	20.3

Commercial Services

Commercial Services service revenue in the six months ended June 30, 2014 increased 2.4% over the same period in 2013 principally due to a higher number of transactions processed.

23

Interactive Games

Interactive Games service revenue in the six months ended June 30, 2014 was down 8.9% compared to the same period in 2013 driven by a decrease in game wagers principally resulting from lower poker wagers.

	For the six months ended
	June 30,		Change
(millions of euros)	2014	2013	Wagers	%

Interactive game wagers	927.1	1,009.8	(82.7)	(8.2)

Interest expense

	For the six months ended
	June 30,		Change
(thousands of euros)	2014	2013	€	%

Capital Securities	(32,266)	(32,266)	—	—
2009 Notes (due 2016)	(18,630)	(18,714)	(84)	(0.4)
2010 Notes (due 2018)	(13,866)	(13,842)	24	0.2
2012 Notes (due 2020)	(9,269)	(9,250)	19	0.2
Facilities	(4,735)	(5,467)	(732)	(13.4)
Other	(2,628)	(1,085)	1,543	142.2
	(81,394)	(80,624)	770	1.0

Weighted Average Diluted Shares

Weighted average diluted shares in the first six months of 2014 totaled 174.2 million shares, an increase of 1.6 million shares over the same period of the prior year, primarily due to the impact of employee stock option exercises in 2013.

Income Taxes

The Company’s effective income tax rate of 41.0% during the first six months of 2014 was comparable to the same period of the prior year.

24

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company’s objective is to maintain adequate liquidity and flexibility through the use of cash generated from operating activities and bank facilities. We believe our ability to generate cash from operations to reinvest in our business is one of our fundamental financial strengths and, combined with our committed borrowing capacity, we expect to meet our financial obligations and operating needs in the foreseeable future. We expect cash generated from operating activities to be sufficient to meet contractual obligations, reduce debt, invest in our business and to pay dividends. Our future growth is expected to be financed through a combination of cash generated from operating activities, existing sources of committed liquidity, access to capital markets, and other sources of capital. At June 30, 2014, our corporate credit ratings were Baa3 (stable outlook) from Moody’s Investors Service Inc. and BBB (stable outlook) from Standard & Poor’s Ratings Services.

In July 2014, after the close of the second quarter of 2014, Standard & Poor’s Ratings Services lowered our corporate credit rating to BBB- (on Credit Watch) following our announcement that the Company intends to acquire International Game Technology, Inc., as described in the “Significant Developments” section of this report.

Summary Statements of Cash Flows

The following are summary statements of cash flows and related analysis. A complete statement of cash flows is provided in the Interim Condensed Consolidated Financial Statements included herein.

	For the six months ended
	June 30,
(thousands of euros)	2014	2013

Net cash flows from operating activities	459,617	354,353

Purchases of systems, equipment and other assets related to contracts	(82,628)	(91,922)
Acquisitions, net of cash acquired	(25,477)	(6,713)
Purchases of intangible assets	(8,461)	(108,762)
Other investing activities, net	(2,174)	(8,141)
Net cash flows used in investing activities	(118,740)	(215,538)

Dividends paid	(130,525)	(125,920)
Interest paid	(109,953)	(97,588)
Acquisition of non-controlling interest	(72,328)	—
Return of capital - non-controlling interest	(42,145)	(37,354)
Dividends paid - non-controlling interest	(32,427)	(33,601)
Capital increase - Northstar New Jersey Lottery Group, LLC	—	54,439
Other financing activities, net	(2,427)	(4,862)
Net cash flows used in financing activities	(389,805)	(244,886)
Net cash flows	(48,928)	(106,071)

25

Analysis of Cash Flows

Operating activities

During the first six months of 2014, we generated €459.6 million of net cash flows from operating activities, an increase of €105.2 million over the first six months of 2013 principally due to changes in working capital.

Investing activities

During the first six months of 2014, we used €118.7 million of net cash flows in investing activities.

We invested €82.6 million in systems, equipment and other assets in the Italy segment for Machine Gaming, Lotto and Sports Betting, and lottery related systems in New Jersey, Colorado, Ontario, Trinidad & Tobago, Texas, and Greece in the Americas and International segments.

Of the €25.5 million of acquisitions we made in the first six months of 2014, €19.7 million (net of cash acquired), related to our May 2014 acquisition of 100% of the shares of Probability Plc (“Probability”), a mobile gaming solutions company that provides GTECH immediate access to a mobile solution in slots and table games, as well as enhanced player acquisition and retention experience.

Financing activities

During the first six months of 2014, we used €389.8 million of net cash flows in investing activities.

We paid €110.0 million of interest primarily related to the Capital Securities, the 2010 Notes due 2018 and the 2012 Notes due 2020.

In March 2014, we acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. (“SW”) for cash consideration of €72.3 million, including transaction costs. In 2010, through its investment in SW, UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l. (“LN”), a majority-owned GTECH subsidiary that holds an instant ticket concession license in Italy. GTECH’s direct and indirect ownership in LN has increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest.

We returned €42.1 million of capital and paid €32.1 million of dividends to non-controlling shareholders.

At June 30, 2014, we had €368.6 million of cash and cash equivalents on hand.

Our business is capital-intensive. Our principal sources of liquidity are existing cash balances, cash generated from operations, and borrowings under €900 million of committed revolving credit facilities. These existing sources of liquidity and access to additional sources of capital are expected to be sufficient, for the foreseeable future, to fund our anticipated working capital and capital expenditure needs, to service our debt obligations and to fund organic growth. Our strategy is to maintain committed undrawn capacity under existing borrowing facilities to allow us the flexibility to fund unforeseen investment opportunities.

At June 30, 2014, there was €898.8 million of committed undrawn capacity under the revolving credit facilities. These facilities have covenants and restrictions including, among other things, requirements relating to the maintenance of certain financial ratios and limitations on acquisitions and dividends, none of which are expected to impact the Company’s liquidity or capital resources. At June 30, 2014, we were in compliance with all applicable covenants.

26

Summary Statements of Financial Position

The following are summary statements of financial position and related analysis. A complete statement of financial position is provided in the Interim Condensed Consolidated Financial Statements included herein.

	June 30,	December 31,	Change
(thousands of euros)	2014	2013	€	%

Systems, equipment and other assets related to contracts, net	856,744	899,536	(42,792)	(4.8)
Goodwill	3,129,863	3,095,466	34,397	1.1
Intangible assets, net	1,186,326	1,257,297	(70,971)	(5.6)
Other non-current assets	220,865	194,939	25,926	13.3
Total non-current assets	5,393,798	5,447,238	(53,440)	(1.0)

Inventories	139,604	146,406	(6,802)	(4.6)
Trade and other receivables, net	803,209	904,248	(101,039)	(11.2)
Cash and cash equivalents	368,573	419,118	(50,545)	(12.1)
Other current assets	187,678	206,364	(18,686)	(9.1)
Total assets	6,892,862	7,123,374	(230,512)	(3.2)

Equity	2,505,746	2,603,532	(97,786)	(3.8)

Long-term debt, less current portion	2,645,655	2,641,260	4,395	0.2
Deferred income taxes	152,631	134,278	18,353	13.7
Non-current financial liabilities	56,262	60,600	(4,338)	(7.2)
Other non-current liabilities	71,610	79,597	(7,987)	(10.0)
Total non-current liabilities	2,926,158	2,915,735	10,423	0.4

Accounts payable	818,046	978,598	(160,552)	(16.4)
Short-term borrowings	13	851	(838)	(98.5)
Current financial liabilities	24,537	21,503	3,034	14.1
Current portion of long-term debt	182,732	214,496	(31,764)	(14.8)
Income taxes payable	90,664	25,734	64,930	>200.0
Other current liabilities	344,966	362,925	(17,959)	(4.9)
Total equity and liabilities	6,892,862	7,123,374	(230,512)	(3.2)

27

The €42.8 million decrease in systems, equipment and other assets related to contracts, net was principally due to €112.3 million of depreciation, which was partially offset by €65.0 million of capital additions.

The €34.4 million increase in goodwill was due to €21.2 million of foreign currency translation and €13.2 million of acquired goodwill, principally related to the Probability acquisition.

The €71.0 million decrease in intangible assets, net was primarily due to €99.6 million of amortization, which was partially offset by €20.8 million of intangible assets acquired during the period, principally related to the Probability acquisition.

The €25.9 million increase in other non-current assets was principally due to the recording of a contract asset related to the minimum revenue guarantee in the State of Illinois. See the “Commitments and Contingencies” section of this report for additional information.

The €101.0 million decrease in trade and other receivables, net was principally due to lower Lottery receivables within the Italy segment primarily due to lower sales compared to December 31, 2013.

The €18.7 million decrease in other current assets was principally due to the June 2014 receipt of concession fees due from the Italian gaming regulator, Agenzia delle Dogane e dei Monopoli.

The €97.8 million decrease in equity was primarily due to €130.5 million of dividends paid to our shareholders, the €72.2 million acquisition of an additional 12.5% interest in SW Holding S.p.A. and €42.1 million and €32.4 million of repatriation of capital and dividends to non-controlling shareholders, respectively. These decreases were partially offset by €147.1 million of net income and €22.2 million of foreign currency translation.

The €18.4 million increase in deferred income taxes was principally due to tax amortization in excess of book amortization and the utilization of certain foreign net operating losses.

The €160.6 million decrease in accounts payable was principally due to the timing of payments to suppliers and intermediaries in all of our segments.

The €31.8 million decrease in current portion of long-term debt was principally due to interest paid in the first six months of 2014, net of interest expensed, on the Capital Securities, 2009 Notes due 2016, 2010 Notes due 2018 and 2012 Notes due 2020.

The €64.9 million increase in income taxes payable was principally due to the timing of estimated income tax payments.

The €18.0 million decrease in other current liabilities was principally due to incentive compensation payments in April 2014, the timing of machine gaming tax payments in the Italy segment, and the decrease in deferred revenue principally related to machine gaming product sales recorded in the first three months of 2014 in the International segment. These decreases were partially offset by the recording of a liability related to the minimum revenue guarantee in the State of Illinois. See the “Commitments and Contingencies” section of this report for additional information on the minimum revenue guarantee.

28

Consolidated Net Financial Position

The Company’s consolidated net financial position at June 30, 2014 changed by €19.1 million when compared to December 31, 2013 and is calculated as follows:

	June 30,	December 31,
(thousands of euros)	2014	2013	Change

Cash at bank	365,479	416,787	(51,308)
Cash on hand	3,094	2,331	763
Cash and cash equivalents	368,573	419,118	(50,545)

Current financial receivables	14,228	12,273	1,955

Facilities	127,226	125,901	1,325
2009 Notes (due 2016)	23,082	2,926	20,156
Capital Securities	15,469	46,406	(30,937)
2010 Notes (due 2018)	11,112	24,549	(13,437)
2012 Notes (due 2020)	5,658	14,408	(8,750)
Short-term borrowings	13	851	(838)
Other	24,722	21,809	2,913
Current financial debt	207,282	236,850	(29,568)

Net current financial cash	(175,519)	(194,541)	19,022

2009 Notes (due 2016)	756,604	756,558	46
Capital Securities	745,131	743,803	1,328
2010 Notes (due 2018)	496,556	496,128	428
2012 Notes (due 2020)	493,370	492,851	519
Facilities	152,506	150,446	2,060
Other	57,750	62,074	(4,324)
Non current financial debt	2,701,917	2,701,860	57

Net financial position	2,526,398	2,507,319	19,079

29

RECONCILIATION OF COMPANY EQUITY

The reconciliation of GTECH S.p.A. stand-alone equity with the equity of the consolidated Company is as follows:

	Attributable to owners
	of the parent
		All other	Non-Controlling
(thousands of euros)	GTECH S.p.A.	subsidiaries	interests	Consolidated

Balance at January 1, 2014	2,062,864	137,048	403,620	2,603,532
Net income	56,175	79,629	11,310	147,114
Unrecognized net gain on cash flow hedges	—	763	252	1,015
Unrecognized net gain on hedge of net investment in foreign operation	—	523	—	523
Unrecognized net gain (loss) on available-for-sale investment	1,965	(637)	—	1,328
Foreign currency translation	—	22,198	—	22,198
Other comprehensive income	1,965	22,847	252	25,064
Dividend distribution	(130,525)	—	(32,427)	(162,952)
Share-based payment	3,689	—	—	3,689
Shares issued upon exercise of stock options	1,695	—	—	1,695
Return of capital	—	—	(42,145)	(42,145)
Acquisition of non-controlling interest	(14,457)	5,400	(63,751)	(72,808)
Capital increase	—	—	2,842	2,842
Other movements in equity	(285)	—	—	(285)
Balance at June 30, 2014	1,981,121	244,924	279,701	2,505,746

TRANSACTIONS WITH RELATED PARTIES

During the first six months of 2014, transactions with related parties, including transactions among subsidiaries of the Company, formed part of our normal business activities and were conducted in the interest of the Company. Such transactions were concluded on an arm’s length basis for the nature of goods and/or services offered. Under current applicable laws and regulations, the Company adopted internal procedures aimed at ensuring transparency and substantial and formal fairness of all transactions with related parties performed by GTECH S.p.A. or its subsidiaries.

Information on transactions with related parties, including specific disclosures required by CONSOB, is provided in Footnote 27 to the Interim Condensed Consolidated Financial Statements included herein.

30

COMMITMENTS AND CONTINGENCIES

Northstar Lottery Group, LLC

In January 2011, Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH Corporation holds an 80% controlling interest, entered into a 10-year agreement (the “Illinois Agreement”), subject to early termination provisions, with the State of Illinois, acting through the Department of the Lottery (as the statutory successor to the Department of Revenue, Lottery Division (the “State”)). Under the Illinois Agreement, Northstar, subject to the State’s oversight, manages the day-to-day operations of the lottery and its core functions.

The State may terminate the Illinois Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of Northstar not approved by the State, (c) under an “Event of Default” (as such term is defined in the Illinois Agreement) by Northstar, or (d) in the event that Net Income Shortfall (as defined below) is more than 10% of the applicable Net Income Targets (as defined below) for any consecutive two contract year period, or any three contract years in a five contract year period. Should the State terminate the Illinois Agreement for convenience, the State would be obligated to pay Northstar a termination fee based on the terms outlined in the Illinois Agreement. Northstar may also terminate the Illinois Agreement under limited circumstances, as described in the Illinois Agreement.

As compensation for its management services, Northstar receives reimbursement of certain operating expenses, which is recorded as service revenue in the interim condensed consolidated income statement. Northstar is also entitled to receive annual incentive compensation to the extent the net income earned by the State in a given fiscal year (as adjusted for certain expenses that the State has agreed to retain; hereinafter “Adjusted Net Income”) exceeds the State established net income levels (“Net Income Levels”) for such fiscal year. Under the terms of the Illinois Agreement, Northstar may request adjustments to Net Income Levels and Net Income Targets (as defined below) in the event that the State acts (or fails to act) in a manner the effect of which is reasonably expected to have a material adverse effect on the State’s Adjusted Net Income and Northstar’s ability to earn and collect incentive compensation. The State may also request adjustments to Net Income Levels and Net Income Targets should there be a material change in the gaming environment.

In its bid, Northstar guaranteed the State a minimum level of Adjusted Net Income (“Net Income Targets”) for each fiscal year of the Illinois Agreement commencing with the State’s fiscal year ended June 30, 2012. Northstar has proposed to the State Net Income Targets for each of the first eight fiscal years of the Illinois Agreement, with the remaining two fiscal years to be proposed during the State’s and Northstar’s annual budget process. As described above and pursuant to the terms of the Illinois Agreement, Northstar may request adjustments to Net Income Levels and Net Income Targets. Under the terms of the Illinois Agreement, to the extent that Adjusted Net Income in a given fiscal year falls short of the Net Income Target in such fiscal year (such shortfall, a “Net Income Shortfall”), the Illinois Agreement provides a formula to determine the amount that Northstar owes the State (“Shortfall Payment”).

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The incentive compensation Northstar may earn can be reduced by a Shortfall Payment in the event Northstar’s performance does not achieve the Net Income Target it has guaranteed. For each fiscal year, Northstar may receive from the State incentive compensation net of Shortfall Payments (“Net Incentive Compensation”) or Northstar will pay the State a Shortfall Payment net of any incentive compensation earned (“Net Shortfall Payment”). The annual Net Incentive Compensation or the Net Shortfall Payment may not exceed 5% of Adjusted Net Income for such fiscal year.

The Illinois Agreement provides for a resolution process to resolve disputes between Northstar and the State. In November 2012, Northstar and the State received a final determination from a third-party neutral for certain disputes. The third party neutral’s final determination entitled Northstar to several downward adjustments to Net Income Targets totaling $28.4 million (€20.8 million at the June 30, 2014 exchange rate) for the State’s fiscal year ended June 30, 2012 and $2.9 million (€2.1 million at the June 30, 2014 exchange rate) for the State’s fiscal year ended June 30, 2013. Under the terms of the Illinois Agreement, any adjustment by a third-party neutral that is less than 5% of Net Income Targets, as is the case with each of these adjustments, is binding on the parties. Other matters that could impact Net Income Levels and Net Income Targets identified by the parties are yet to be resolved.

A fundamental disagreement exists between Northstar and the State regarding the methodology used by the State to calculate Net Income. The State’s methodology to calculate Net Income remains unclear and is inconsistent with the methodology used by the Lottery’s independent auditors in the audited financial statements. As a result of such disagreement, on August 16, 2013, Northstar formally requested a downward adjustment to each of the Net Income Levels and Net Income Target for fiscal year 2012. This was one of the several adjustments that will be part of the non-binding mediation process referred to below.

In addition to the above disputes, Northstar has proposed several additional downward adjustments to the Net Income Levels and/or Net Income Targets in multiple fiscal years for various State actions, each of which Northstar believes is reasonably expected to have a material adverse effect on the Adjusted Net Income and Northstar’s ability to earn and collect incentive compensation. Further, the State has proposed several upward adjustments to the Net Income Levels and the Net Income Targets for each of the first five fiscal years of the Illinois Agreement for what the State believes are material changes in the gaming environment. The parties attempted to resolve the adjustments through the non-binding mediation process contemplated by the Illinois Agreement. The parties met in November 2013 with a mediator in an attempt to resolve outstanding differences but no agreement was reached. The parties continue to discuss a potential resolution of the unresolved downward and upward adjustments. If the parties remain unsuccessful, then resolution of the unresolved adjustments are subject to the determination of an independent third party neutral.

Despite the matters to be resolved, Northstar’s best estimate of its Net Shortfall Payment obligations to the State as of June 30, 2014 related to the first three fiscal years of the Illinois Agreement is $82 million (€60.0 million at the June 30, 2014 exchange rate). This amount is included in other current liabilities, with an offset to other non-current assets, in our interim condensed consolidated statement of financial position. We consider the offset to the Net Shortfall Payment obligation to be an asset as it is a cost incurred directly related to the future benefits of the contract. We amortize the other non-current asset against service revenue over the contract term. We will continue to revise our estimate of the Net Shortfall Payment obligations until the unresolved matters are determined.

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As stated above, a fundamental disagreement exists between Northstar and the State regarding several unresolved disputes. The State claims that Northstar’s Net Shortfall Payment obligation for the State’s fiscal year 2012 is $21.8 million. Northstar strongly disagrees with the State’s assessment, including the methodology used in certain of its Adjusted Net Income calculations. If Northstar is successful in its claims for adjustments, based on Northstar’s interpretation of the Illinois Agreement, Northstar believes that the Adjusted Net Income for the State’s fiscal year 2012 could materially recover the amount claimed by the State. However, on August 1, 2013, the State submitted written notification to Northstar that the State would offset the amount owed against outstanding payables to Northstar pursuant to the Illinois Agreement. Subsequently, on August 8, 2013, the State offset the $21.8 million against its payment to Northstar. On March 11, 2014, the State submitted written notification to Northstar stating that Northstar’s Net Shortfall Payment obligation for the State’s fiscal year 2013 is $38.6 million, and the State has offset this amount against outstanding payables to Northstar. The State provided no explanation as to the methodology used for determining Net Income to arrive at such Net Shortfall Payment amount. Northstar believes that the State’s calculation for fiscal year 2013 results in a Net Shortfall Payment limited to 5% of Adjusted Net Income. Northstar believes that the combined amounts of the expected settlement for the State’s fiscal year 2012, 5% Net Shortfall Payment for the State’s fiscal year 2013, and estimated Net Shortfall for the State’s fiscal year 2014 result in a combined Net Shortfall of $82M.

In addition, Northstar’s net income for each of the two most recent contract years is more than ten percent (10%) less than the Net Income Target in such contract years. As a result of such Net Income Shortfalls, the State has the right to terminate the Illinois Agreement. Northstar believes that if the State were to attempt to exercise this right to terminate the Illinois Agreement, Northstar would be entitled to significant damages.

GTECH Indiana, LLC

In October 2012, GTECH Indiana, LLC (“GTECH Indiana”), a wholly-owned subsidiary of GTECH Corporation, entered into a 15-year agreement (the “Indiana Agreement”), with the State Lottery Commission of Indiana (the “State”) that ends June 30, 2028, subject to early termination provisions, with transition services that commenced immediately, and with full services that began on July 1, 2013. Under the Indiana Agreement, GTECH Indiana manages the day-to-day operations of the lottery and its core functions subject to the State’s control over all significant business decisions. The Indiana Agreement may be extended through June 30, 2038, with such extensions based on economic performance metrics identified in the Indiana Agreement.

The State may terminate the Indiana Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of GTECH Indiana not approved by the State, (c) under an event of default by GTECH Indiana, or (d) in the event that Net Income Shortfalls (as defined below) equal more than 10% of the applicable Bid Net Income (as defined below) for any consecutive two contract year periods, or any three contract years in a five contract year period. Should the State terminate the Indiana Agreement for convenience, the State would be obligated to pay GTECH Indiana a termination fee based on the terms outlined in the Indiana Agreement. GTECH Indiana may also terminate the Indiana Agreement under limited circumstances, as described in the Indiana Agreement.

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Commencing with the contract year starting July 1, 2013, to the extent that the actual net income earned by the State each year exceeds the net income guaranteed by GTECH Indiana for such year (“Bid Net Income”), GTECH Indiana will earn incentive compensation for each dollar in excess of Bid Net Income, up to an annual maximum of 5% of the actual net income earned by the State in such contract year. In the event actual net income is less than Bid Net Income in a contract year (“Net Income Shortfall”), GTECH Indiana will be required to pay the State for such Net Income Shortfall, provided that the Net Income Shortfall payment may not exceed 5% of Bid Net Income in such contract year.

GTECH Indiana receives reimbursement for certain costs in connection with the Indiana Agreement, including those related to managing the lottery such as its personnel costs and other overhead expenses, as well as lottery expenses incurred by GTECH Indiana for fees paid to subcontractors for the provision of goods and services. These reimbursements are recorded as service revenue in the interim condensed consolidated income statement.

As of June 30, 2014, management’s best estimate is that the financial impact of a Net Income Shortfall is not material, and therefore the Company has not recorded any amounts in its interim condensed consolidated financial statements related to the guarantee.

Northstar New Jersey Lottery Group, LLC

On June 20, 2013, Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), a consolidated joint venture in which GTECH Corporation indirectly holds an approximate 41% interest, entered into an agreement (the “New Jersey Agreement”) with the State of New Jersey (the “State”), Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”), which ends June 30, 2029, subject to early termination provisions, with transition services commencing immediately, and with base services that began on October 1, 2013. Under the New Jersey Agreement, Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales and related functions, which is subject to the Division of Lottery’s continuing control and oversight over the conduct of lottery operations.

The State may terminate the New Jersey Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of Northstar NJ not approved by the State, (c) under an event of default by Northstar NJ, or (d) in the event that Net Income Shortfalls (as defined below) equal more than 10% of the applicable net income targets (as defined below) for any consecutive two contract year periods, or any three contract years in a five contract year period. Should the State terminate the New Jersey Agreement for convenience, the State would be obligated to pay Northstar NJ a termination fee based on the terms outlined in the New Jersey Agreement. Northstar NJ may also terminate the New Jersey Agreement under limited circumstances, as described in the New Jersey Agreement.

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To the extent that the net income earned by the Division of Lottery each year exceeds the base level income for such year set by the Division of Lottery, Northstar NJ will earn incentive compensation that is awarded based on various levels of performance, up to an annual maximum of 5% of the actual net income earned by the Division of Lottery in such year. The incentive compensation that Northstar NJ may earn in an applicable year under the New Jersey Agreement could be reduced by a Net Income Shortfall (defined below) in the event Northstar NJ’s performance does not achieve the net income target it guaranteed for the applicable year. Northstar NJ will be responsible for payments to the Division of Lottery, based on a formula provided by the New Jersey Agreement, should the net income targets set forth in Northstar NJ’s bid not be achieved (a “Net Income Shortfall”), and to the extent that such Net Income Shortfall amounts exceed incentive compensation earned by Northstar NJ in such contract year, with any such payment further subject to a cap of 2% of the applicable contract year’s actual net income (a “Net Income Shortfall Payment”). Further, over the term of the New Jersey Agreement, Northstar NJ has a credit of up to $20 million (€14.6 million at the June 30, 2014 exchange rate), which is available to offset any Net Income Shortfall Payment due to the Division of Lottery.

Northstar NJ receives reimbursement monthly for certain manager and operating expenses, including personnel costs and other overhead expenses. Certain costs, which include fees to subcontractors, including GTECH Corporation (for online and instant ticket services to be provided to Northstar NJ) and Scientific Games International, Inc. (for instant ticket and other related services to be provided to Northstar NJ), are also reimbursed to Northstar NJ by the State. Third-party reimbursements are recorded as service revenue in the interim condensed consolidated income statement.

Northstar NJ made a $120 million (€91.7 million at the acquisition date) payment to the Division of Lottery upon execution of the New Jersey Agreement, and it has committed to ensuring that 30% of total revenues accruing from lottery ticket sales will be transferred to State institutions and State aid for education on an annual basis. The 2% downside cap and $20 million (€14.6 million at the June 30, 2014 exchange rate) credit set forth above are not applicable with respect to Northstar NJ’s 30% contribution requirement.

As of June 30, 2014, management’s best estimate, based on unaudited results, is that the impact of a Net Income Shortfall will result in the use of $14.2 million (€10.4 million at the June 30, 2014 exchange rate) of Northstar NJ’s $20 million credit, and therefore the Company has not recorded any amounts in its interim condensed consolidated financial statements related to the guarantee.

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SIGNIFICANT DEVELOPMENTS

Since the start of the second quarter of 2014, the Company has reported the following significant developments.

Contract Developments

In April 2014, we signed a seven-year contract extension to continue providing lottery technology and marketing services for the National Lotteries Control Board (NLCB) of Trinidad and Tobago. The seven-year term will automatically extend for an additional three-year period through March 11, 2024. The NLCB is the exclusive lottery operator in Trinidad and Tobago, with GTECH as its sole lottery technology provider since 1993. This is the fifth extension of the original contract  awarded to GTECH.

In May 2014, we extended our agreement with the West Virginia Lottery for a two-year period commencing June 28, 2014.  During the renewal period, we will deliver additional self-service products and continue the operation and maintenance of the Lottery’s existing systems and terminals. GTECH has been the lottery technology and services provider in West Virginia since 2009.

In May 2014, we were awarded a ten (10) year online gaming system, terminals and integration contract for the National Lottery of Belgium (NLB).  The contract follows a competitive, negotiated procurement and is based on an IT services model.  Under the terms of the award, we will provide the NLB with our Enterprise Series central system solution, replace the NLB’s existing terminal base with 5,550 Altura © GT1200 terminals, as well as provide mobile and handheld terminals, and self-service ticket checkers.

Business Developments

In April 2014, GTECH’s subsidiary Big Easy S.r.l. signed a contract with Gioco Better S.r.l. to acquire its going concern related to the business of managing Lottomatica Videolot Rete S.p.A.’s video lottery communication network, for a consideration of €4.3 million.

In May 2014, we completed our previously-announced cash acquisition of the entire issued share capital of U.K.-based, AIM listed mobile gaming solutions company Probability Plc for approximately £18 million (€21 million).

In June 2014, the Board of Directors approved the launch of the share repurchase and sale program authorized by the Shareholders’ Meeting and by the Board on May 8, 2014 (the “Program”). By the end of September 2014, the Program will be initially executed in full independence by a financial institution mandated for this purpose, through one or several purchases on the regulated market. This initial phase of the Program allows for a maximum purchase of 1,782,426 GTECH shares, amounting to approximately 1% of the Company’s share capital and equalling the number of shares required to fulfill management stock incentive plans currently outstanding.

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Developments After the Close of the Quarter

On July 15, 2014, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with International Game Technology, a Nevada corporation (“IGT”), a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada, U.S.A.

Under the terms of the transaction, GTECH and IGT will combine under a newly formed holding company organized in the United Kingdom (“Holdco”) — the corporate headquarters, with operating headquarters in each of Las Vegas, Providence and Rome. In particular, the Merger Agreement provides for (i) the merger of GTECH with and into Holdco pursuant to which each issued and outstanding ordinary share of GTECH will be converted into the right to receive one ordinary share of Holdco (“Holdco Shares”), and immediately thereafter, (ii) the merger of a U.S. subsidiary of Holdco (“Sub”) with and into IGT with IGT surviving as a wholly owned subsidiary of Holdco. Subject to election and adjustment, IGT shareholders will be entitled to receive a combination of $13.69 in cash plus 0.1819 Holdco Shares for each share of IGT common stock, equal to an aggregate value of $18.25 per IGT share.  The aggregate transaction value is approximately $6.4 billion (€4.7 billion at the June 30, 2014 exchange rate) ) inclusive of the assumption of approximately $1.75 billion (€1.3 billion) in existing IGT net debt. Holdco will apply to list the Holdco Shares issued in the mergers on the New York Stock Exchange.

Closing of the mergers is subject to certain closing conditions, including among others (i) IGT and GTECH shareholder approvals, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other antitrust approvals, (iii) certain gaming regulatory approvals, (iv) effectiveness of the registration statement for the Holdco Shares, (v) NYSE listing approval for the Holdco Shares, (vi) the expiration or early termination of a sixty-day GTECH creditor opposition period, (viii) the absence of any order prohibiting or restraining the mergers, (ix) subject to certain materiality exceptions, the accuracy of each party’s representations and warranties in the Merger Agreement and performance by each party of their respective obligations under the Merger Agreement; (x) the receipt of a merger order from the High Court of England and Wales and (xi) in the case of IGT’s obligation to close the IGT Merger, receipt of a tax opinion by IGT.

The Merger Agreement contains customary representations, warranties and covenants by IGT and GTECH, including covenants regarding the operation of their respective businesses prior to the closing of the mergers and prohibitions on the solicitation of competing proposals.

IGT may terminate the Merger Agreement under certain circumstances, including among others in order to enter into an agreement with respect to a proposal that is determined by the IGT board of directors to be superior to the Merger Agreement, subject to the terms and conditions of the Merger Agreement (including an opportunity for GTECH to match any such proposal). GTECH may also terminate the Merger Agreement under certain circumstances, including among others (i) if GTECH shareholders exercise rescission rights under Italian law in respect of more than 20% of GTECH’s shares outstanding as of the date of the Merger Agreement, (ii) if Holdco would, as a result of a change in applicable law, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the closing or (iii) if the special voting shares described below cannot be implemented under certain circumstances. In connection with the termination of the Merger Agreement under specified circumstances, (x) IGT may be required to pay GTECH a termination fee of $135.3 million (€99.1 million), (y) IGT may be required to reimburse GTECH for certain regulatory expenses it incurs and (z) GTECH may be required to pay IGT a termination fee of $270.6 million (€198.1 million) or, under the circumstances described in clause (ii) of this paragraph, $135.3 million (€99.1 million).

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Under the terms of the Merger Agreement, the Holdco board of directors will have 13 members, including, for a period of three years after the closing: (i) the chief executive officer of GTECH, (ii) five directors designated by IGT, including IGT’s chairman and its chief executive officer, (iii) six directors designated by GTECH’s principal shareholders and (iv) one director mutually agreed to by IGT and GTECH. The Holdco board of directors will be compliant with the corporate governance standards of the NYSE applicable to non-controlled domestic issuers. GTECH’s chief executive officer will be the chief executive officer of Holdco. In addition, for a period of three years following the transactions, IGT’s chairman will be chairman of the Holdco board of directors, IGT’s chief executive officer will be a vice-chairman and one of the directors designated by GTECH’s principal shareholders would also be a vice-chairman. Holdco’s articles of association will include a loyalty share program, under which shareholders that hold Holdco Shares continuously for at least three years will have the right to receive 0.9995 (non-transferable) special voting shares per Holdco Share.

The transaction, which has been approved by the boards of directors of both companies, is currently expected to be completed in the first half of 2015. We expect to finance the cash portion of the consideration through a combination of cash on hand and new financing. In connection with entering into the transaction, we have received binding commitments totaling $10.7 billion (€7.8 billion) from Credit Suisse, Barclays and Citigroup to finance the transaction, including refinancing certain existing indebtedness.

In connection with the Merger Agreement, IGT entered into a Support Agreement and a Voting Agreement with GTECH’s principal shareholders, who held approximately 59% of the outstanding shares of GTECH as of March 14, 2014. Under the terms of the Support Agreement, GTECH’s principal shareholders have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any competing transaction. Under the Voting Agreement, such shareholders have agreed to vote their shares in accordance with the post-closing governance provisions set forth in the Merger Agreement and described above for a period of three years after the closing of the Mergers.

In July 2014, Standard & Poor’s (S&P) Rating Services lowered its corporate credit rating on GTECH to BBB- from BBB, and also lowered its short-term rating to A-3 from A-2.  S&P is also lowering its ratings on GTECH’s senior unsecured debt to BBB- from BBB, and lowered its ratings on the Company’s subordinated debt to BB from BB+. The downgrades followed the announcement that GTECH intends to acquire IGT.

In July  2014, the boards of directors of Lottomatica Italia Servizi S.p.A. (LIS S.p.A.) and of its wholly owned subsidiary Totobit Informatica Software e Sistemi S.p.A. approved the merger by incorporation of the subsidiary into its parent company. The merger decisions by the shareholders’ meetings of the companies were resolved on July 25, 2014. As a result of the merger, LIS S.p.A. will own the entire share capital of LIS Istituto di Pagamento S.p.A. Pursuant to the provisions of the Consolidated Banking Law as well as those of the Surveillance Provisions for the istituti di pagamento e di moneta elettronica by the Bank of Italy, the merger deed, expected to be entered into by year end, can be only be executed with the prior authorization of the surveillance Authority.

In July 2014, LIS S.p.A. executed an ongoing business concern transfer agreement whereby it transferred its sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group.

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In July 2014, GTECH was selected to provide its INTELLIGEN™ VLT (video lottery terminal) Central Information System to Greek lottery operator OPAP, one of Europe’s largest listed gaming companies. GTECH was chosen from among four vendors in an open competitive procurement process to provide OPAP’s VLT Central Information System to monitor and control up to 35,000 VLTs in OPAP’s planned new network. GTECH is expected to connect its INTELLIGEN Central Information System to OPAP and concessionaire VLTs beginning in late 2014, following system certification by the Hellenic Gaming Commission.

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RISKS AND UNCERTAINTIES

We believe that a system of well-defined policies, processes and controls are imperative to effectively manage the various risks that we encounter. The main risks that the Company is managing are the following:

(i)            Market Risk: Market risk is the risk that changes in interest rates and foreign currency exchange rates will negatively impact the value of assets and liabilities.

A portion of the Company’s debt portfolio is exposed to changes in market interest rates. Changes in interest rates generally will not significantly impact the fair market value of such indebtedness, but could have a material effect on the Company’s results of operations, business, financial condition or prospects.

The Company is a global business and derives a substantial portion of its revenues from operations outside of the European Union. Its financial statements could be materially different from period to period if there is a significant movement in the euro versus other currencies.

(ii)           Credit Risk: Credit risk is the risk of a financial loss arising from a customer or counterparty not meeting their contractual obligations. A significant portion of the Company’s revenue is derived from concessions with Agenzia delle Dogane e dei Monopoli (“ADM”) (formerly Amministrazione Autonoma dei Monopoli di Stato), resulting in significant concentration of credit risk exposure. Management believes that in the future, a significant portion of its business and profitability will continue to depend upon concessions with ADM.

(iii)         Liquidity Risk: Liquidity risk is the risk that suitable sources of funding for the Company’s operations may not be available. In recent years, certain concessions in Italy have required a significant upfront payment. Further, many of our contracts typically require upfront capital expenditures. The ability of the Company to maintain existing contracts upon their renewal and invest in new contract opportunities depends on the ability of the Company to access new sources of capital to fund these investments. There can be no assurance that the Company will be able to access sources of capital on favorable or reasonable terms.

(iv)          Country Risk: Country risk is the risk that changes to regulations or laws, or in the economy of any of the countries in which we conduct business, will negatively impact expected returns. Risks associated with the Company’s operations include increased governmental regulation of the online lottery industry in the markets where it operates, exchange controls or other currency restrictions and significant political instability. Given its activities the Company might be subject to other economic risks, such as inflation, foreign exchange risks (both depreciation and devaluation), illiquid foreign exchange markets, high interest rates, debt default, unstable capital markets and foreign direct investment restrictions. Political risks include change of leadership, change of governmental policies, new foreign exchange controls regulating the flow of money into or out of a country, failure of a government or court to honor existing contracts, corruption, and changes in or differing interpretations by tax authorities of tax laws, as well as global risk aversion driven by political unrest, war and terrorism. Finally, social instability risks include high crime in certain of the countries in which the Company operates due to poor economic and political conditions, riots, unemployment and poor health conditions. These factors may affect the Company’s work force as well as the general business environment in a country. The materialization of such risks could have a negative impact on the Company’s results of operations, business, financial condition or prospects.

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(v)           Operational Risk: Operational risk is the risk that external events or internal factors will result in losses. The Company’s Italian concessions, lottery contracts in the United States and in other jurisdictions, and other service contracts often require substantial performance bonds to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. Claims on performance bonds, drawings on letters of credit and/or payment of liquidated damages could have a material adverse effect on the Company’s results of operations, business, financial condition or prospects.

(vi)          Legal Proceedings: Due to the nature of its business, the Company is involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. It is difficult to accurately estimate the outcome of any proceeding. As such, the amount of the Company’s provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts the Company would ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition or prospects.

(vii)        Government Relations: The Company’s activities are subject to extensive and complex governmental regulation which varies from jurisdiction to jurisdiction where the Company operates, which includes anti-money laundering compliance procedures. The Company believes that it has developed procedures designed to comply with such regulatory requirements. However, any failure by the Company to so comply or inability to obtain required suitability findings could lead regulatory authorities to seek to restrict the Company’s business in its jurisdictions.

In addition, the Company is subject to extensive background investigations in its lottery and gaming businesses. Authorities generally conduct such investigations prior to or after the award of a lottery contract or issuance of a gaming license. Such investigations frequently include individual suitability standards for officers, directors, major shareholders and key employees. Authorities are generally empowered to disqualify the Company from receiving a lottery contract or operating a lottery system as a result of any such investigation. The Company’s failure to obtain or retain a required license or approval in one jurisdiction, or the failure of any of its personnel, systems or machines to do so, could negatively impact its ability to obtain or retain required licenses and approvals in other jurisdictions. Any such failure would decrease the geographic areas where the Company may operate and as a result could have a material adverse effect on the Company’s results of operations, business, financial condition or prospects.

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Further, there have been, are currently and may in the future continue to be, investigations of various types, conducted by governmental authorities into possible improprieties and wrongdoing in connection with the Company’s efforts to obtain or the awarding of lottery contracts and related matters. Because such investigations frequently are conducted in secret, the Company may not necessarily know of the existence of an investigation in which it might be involved. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner or the prolonged investigation of these matters by governmental or regulatory authorities could have a material adverse effect on the Company’s results of operations, business, financial condition or prospects, including its ability to retain existing contracts or to obtain new or renewal contracts. In addition, adverse publicity resulting from any such proceedings could have a material adverse effect on the Company’s reputation, results of operations, business, financial condition or prospects.

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PREDICTABLE DEVELOPMENTS

The Company serves many governments or government-related entities around the world evaluating opportunities to grow revenues to help achieve deficit reduction targets. As examples, more lotteries are evaluating private operator models and several U.S. state lotteries are evaluating the sale of lottery tickets over the internet. The Company has the necessary resources, both in terms of capital and know-how, to play a leading role in this evolving landscape.

The Company’s vision is to be a leading commercial operator, partner of choice, and supplier of technology solutions to the worldwide gaming industry in all segments in which we operate.

Our strategy is summarized as follows:

•                  Defend core business market leadership with continuous focus on innovation and distribution optimization;

•                  Retain and continue to promote same-store sales growth of our current contract portfolio;

•                  Bid for financially viable lottery management services opportunities, win new strategic bids/jurisdictions, and increase our presence in emerging markets;

•                  Expand our presence in the gaming machines sector, maintaining VLT market leadership leveraging upcoming international opportunities, and gaining scale in the casino business;

•                  Strengthen interactive offering, focusing on World Lottery Association customers;

•                  Maintain investment-grade credit ratings; and

•                  Continue to reduce the Company’s leverage and pay dividends.

In 2013 we integrated our subsidiaries into a unified, customer-facing organization under the GTECH banner as a means to strengthen our leadership in the industry, as we achieve faster growth, generate greater synergies, create more value, and enhance profitability across operations, stepping up the pace of internationalization of the Company to better capture its potential. We have identified areas of potential savings stemming from this reorganization and through a number of initiatives that we have identified and are now implementing, we expect to achieve approximately €50 million of recurring cost savings over the next two years. A number of the actions we identified required, and will require, one-time costs upfront. We estimate that we will incur approximately €35 to €40 million of restructuring costs, €21 million of which were expensed in 2013.

During 2014, revenue is expected to grow between 3%-6%, driven by mid-single-digit growth in the Lottery business in Americas, positive contribution from International and recovery in Italy, where we expect top-line growth in Sports Betting, benefiting notably from the soccer World Cup. Italian lotteries are expected to be stable. Revenue from product sales will show a reduction due to the unfavorable comparison with 2013 that benefited from the Canadian VLT replacement cycle.

As described in the “Significant Developments” section of this report, in July 2014, after the close of the second quarter of 2014, the Company entered into an Agreement and Plan of Merger with IGT. The transaction creates the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities across global gaming market segments. The new company combines best-in-class content, operator capabilities, and interactive solutions, and joins IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services. The agreement drives scale across all businesses, geographies and product lines and is expected to achieve more than $280 million (€205 million at the June 30, 2014 exchange rate) in run-rate synergies by the third year following closing of the transaction.

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GTECH S.P.A. STOCK INFORMATION

SHAREHOLDING STRUCTURE

Based on most recent information available to GTECH S.p.A. as of June 30, 2014

Shareholder	Numbers of Shares	% of Outstanding Shares

De Agostini	92,556,318	52.948

DeA Partecipazioni	10,073,006	5.762

Assicurazioni Generali	5,693,995	3.257

GTECH owns no treasury shares as of June 30, 2014.

As of June 30, 2014, the authorized share capital amounts to €188,428,896 subscribed and paid in for €174,805,811, composed of 174,805,811 ordinary shares with a nominal value of € 1 each with equal voting rights.

GTECH STOCK PERFORMANCE FOR THE PERIOD ENDED JUNE 30, 2014

The average price of the stock for the six months ended June 30, 2014 was €21.64. Approximately 50 million shares were traded in the period, with a daily exchange of approximately 400,000 shares.

GTECH’s market capitalization was approximately €3.1 billion on June 30, 2014.

44

(Source: Bloomberg; Borsa Italiana)

45

Tables of Customer Contracts

46

Table 1                  Italian Concessions

The table below sets forth GTECH S.p.A.’s Italian Concessions as of June 2014

Holder	Purpose	Date of Commencement of Current Contract(1)	Date of Expiration of Current Contract	Current Extension Options
GTECH S.p.A. (formerly Lottomatica Group S.p.A.)	Activation and operation of the network for the Lotto Game	March 1993	June 2016(2)	Not renewable

Lotterie Nazionali S.r.l.	Operation of the National Instant Lotteries, also through interactive channels	October 2010	September 2019	Renewable

Lottomatica Videolot Rete S.p.A.	Activation and operation of the network for the telematic operation of legalized amusement with prize machine (Video Lotteries)	March 2013	March 2022	Not renewable

Lottomatica Scommesse S.r.l.	Activation and operation of the network for sports gaming, toto betting, sports betting, and Skill Games, operated also through interactive channel. No. 4032 and 15017	March 2007	June 2016	Not renewable

Lottomatica Scommesse S.r.l.	Activation and operation of the new horse gaming, toto betting and horse betting. No. 4313.	March 2007	June 2016	Not renewable

(1) Reflects the date upon which the contract became effective.

(2) As discussed in Footnote 29 to the Consolidated Financial Statements concerning litigation, on March 6, 2012 the Rome Court of Appeal rejected the appeal filed by AAMS (now ADM — Agenzia delle Dogane e dei Monopoli, or “ADM”) regarding the initial starting date for the Lotto concession. The ruling issued by the Rome Court of Appeal was appealed by ADM before the Supreme Court of Cassation. The Supreme Court of Cassation rejected the appeal filed by ADM.

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Holder	Purpose	Date of Commencement of Current Contract(1)	Date of Expiration of Current Contract	Current Extension Options
Lottomatica Scommesse S.r.l.	Activation and operation of the new horse gaming, toto betting and horse betting. No. 4803.	August 2009	June 2016	Not renewable

Lottomatica Scommesse S.r.l.	Activation and operation of the network for new sports and horse gaming, toto betting, sports and horse betting and virtual betting. No. 4502	July 2013	June 2016 (3)	Not renewable

Lottomatica Scommesse S.r.l.	Activation and operation of the network for new sports gaming, toto betting, sports betting and Skill Games, operated through interactive channel. No. 15078. (4)	October 2011	October 2020	Not renewable

(3) By virtue of the Fiscal Law Decree n. 16.2012, the date of execution of the new Sports and Horse Betting Concession n. 4502 (July 8, 2013) is also the date of expiration of all the previous concessions for the activation and operation of sports betting (48 concessions, no. 3055, 3064, 3065, 3066, 3067, 3103, 3119, 3146, 3155, 3165, 3167, 3169, 3173, 3180, 3184, 3192, 3199, 3264, 3302, 3413, 3414, 3416, 3475, 3480, 3483, 3504, 3514, 3515, 3516, 3517, 3519, 3520, 3521, 3522, 3523, 3558, 3559, 3613, 3621, 3651, 3672, 3673, 3674, 3705, 3732, 3733, 3742, 3751, and horse betting (2 concessions, no. 1056 and 1100).

(4) In force of the merger by incorporation of Toto Carovigno S.p.A. into Lottomatica Scommesse S.r.l.

The concession n. 4850 formerly owned by Siderbet S.r.l. has been relinquished and terminated with the agreement of the Italian Gaming Authority (Agenzia delle Dogane e dei Monopoli) and the company has been merged by incorporation into Lottomatica Scommesse S.r.l.

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Table 2                                                     Facilities Management Contracts

Unless otherwise indicated, the table below sets forth the lottery authorities with which GTECH had Facilities Management Contracts as of June 30, 2014 for the installation and operation of lottery systems, and as to which GTECH is the sole supplier of central computers and terminals and material services. The table also sets forth information regarding the term of each contract and, as of June 30, 2014, the approximate number of terminals installed in each jurisdiction.

Jurisdiction	Approximate Number of Lottery Terminals Installed (1)		Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
Americas

United States:

Arizona	2,	900	November 2005	August 2016	—
California	22,	700	October 2003	October 2019	(2)
Florida	13,	200	January 2005	September 2015	—
Georgia	10,	000	September 2003	September 2018	—
Illinois (3)	9,	500	July 2011	January 2021	—
Indiana (4)		400 (5)	October 2012	June 2028	10 one-year
Kansas	1,	900	July 2008	June 2018	—
Kentucky	3,	450	July 2011	July 2021	5 one-year
Michigan	11,	500	January 2009	January 2017	4 one-year
Minnesota	3,	900	June 2002	February 2016	—
Missouri	4,	900	December 2004	June 2015	5 one-year on mutual agreement
Nebraska	1,	250	December 2010	June 2017	4 one-year
New Jersey (6)	6,	860	June 2013	June 2029	—
New York	19,	000	September 2009	August 2017	Up to 3 years
North Carolina	7,	800	January 2006	March 2017	—
Oregon (7)	3,	550	October 2007	November 2020	—
Rhode Island	1,	250	July 2003	June 2023	—
South Dakota		620	August 2009	August 2019	—
Tennessee	5,	290	January 2004	April 2015	—
Texas	17,	400	September 2011	August 2020	3 two-year
Virginia	5,	500	June 2006	October 2017	—
Washington	4,	200	July 2006	June 2016	—
West Virginia	1,	700	June 2009	June 2016	—
Wisconsin	3,	600	November 2003	June 2015	—

Caribbean and Latin America:

Anguilla
-LILHCo	10		May 2007	May 2017	—

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Jurisdiction	Approximate Number of Lottery Terminals Installed (1)	Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
Antigua/Barbuda
-LILHCo	55	September 1996	September 2016	—

Argentina
-Boldt Gaming S.A.(Buenos Aires Lottery/IPLC) (8)	4,800	November 1999	September 2016	—
-Slot Machines S.A. (San Luis Province/Agencia Financiera de Loterías, Casinos y Juegos de Azar)	285	October 2011	October 2021	Extension options at sole discretion of Agencia

Barbados
- LILHCo	242	June 2005	June 2023	—

Bermuda
- LILHCo	2	—	—	Automatic annual renewal

Chile
- Polla Chilena de Beneficencia	2,500	September 2008	August 2016	Up to 24 months

Colombia
- ETESA/COLJUEGOS (9)	6,000	April 2012	April 2017	—
- Grupo Empresarial En Linea, S.A.	3,800	September 2011	April 2017	—

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Jurisdiction	Approximate Number of Lottery Terminals Installed (1)	Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
Costa Rica
- Junta de Protección Social	1,200	June 2013	June 2019	Automatic renewals for 2 year periods up to a total of 10 years unless the Junta gives notice of nonrenewal

Dominican Republic
- Loto Real Del Cibao, C.X.A.	1,247	August 2008	August 2028	—

Jamaica
- Supreme Ventures Limited	1,100	November 2000	January 2026	—

Mexico
- Pronosticos Para La Assistencia Publica	9,820	September 2005	March 2015	—

St. Kitts/Nevis
- LILHCo	53	October 2013	October 2016	3 years

St. Maarten
- LILHCo	44	September 2007	September 2017	1 ten-year (11)

Trinidad & Tobago
- National Lotteries Control Board	800	December 1993	March 2021	Automatic extension for 1 three-year period

U.S. Virgin Islands
- LILHCo	87	December 2001	December 2016	1 five-year

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Jurisdiction	Approximate Number of Lottery Terminals Installed (1)	Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
International

China
- Beijing Welfare Lottery	2,800	January 2012	December 2018	Automatic 2 one-year unless a party gives at least 180 days notice before end of initial or extension term
- Shenzhen Welfare Lottery	2,039	July 2010	April 2021	Automatic 2 eighteen month terms unless a party gives at least 180 days notice before the end of the initial or extension term

Czech Republic
- SAZKA a.s. (f/k/a Czech Republic - SAZKA sázková kancelář a.s.)	7,000	November 2011	December 2022	—

Ireland
-An Post Nat’l Lottery Company	3,700	June 2002	June 2015	—

Luxembourg
-Loterie Nationale	420	March 2013	March 2021	5 one-year

Nigeria
-Secure Electronic Technology plc.	3,500 (12)	November 2008	December 2016 (12)	10 years (12)

Poland
-Totalizator Sportowy	14,400	December 2011	November 2018	3 one-year or 3 years

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Jurisdiction	Approximate Number of Lottery Terminals Installed (1)	Date of Commencement of Current Contract*	Date of Expiration of Current Contract Term	Current Extension Options**
Slovak Republic
-TIPOS, National Lottery Company, a.s.	2,550	March 1996	December 2018	—

Spain
- Organizacion Nacional de Ciegos Espanoles (ONCE) (13)	7,390	May 2010	December 2020	5 years and subsequently for biannual periods unless either party elects to terminate with prior notice of 2 years

Turkey
-Turkish National Lottery (14)	5,000	February 1996	November 2014 (14)	(14)

United Kingdom
- The National Lottery (15)	42,850	February 2009	January 2023	—

* Reflects the date upon which the contract became effective.

**Reflects extensions available to the lottery authority under the same terms as the current contract. Lottery authorities occasionally negotiate extensions on different terms and conditions.

(1)                     Total does not include instant-ticket validation terminals or instant ticket vending machines.

(2)                     At the end of the final extension option period, the contract will remain in effect under the same terms and conditions until either party provides at least 2 years notice of termination.

(3)                     Day-to-day operations of the Illinois Lottery and its core functions are managed, subject to the Department of Revenue’s oversight, by Northstar Lottery Group LLC, a consortium in which GTECH holds an 80 percent controlling interest. GTECH provides certain hardware, equipment, software and support services to Northstar.

(4)                     Day-to-day operations of the Hoosier Lottery and its core functions are managed by GTECH Indiana, LLC, subject to the Hoosier Lottery’s control over all significant business decisions.

(5)                     In addition to the installation of its own lottery terminals, GTECH has contracted with Scientific Games International, Inc. for the provision of the hardware of Scientific Games’ WAVE™ lottery terminals.

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(6)                     Day-to-day operations of the New Jersey Lottery and its core functions are managed by Northstar New Jersey Lottery Group, LLC (“Northstar New Jersey”), a joint venture comprised of GTECH Corporation, Scientific Games New Jersey, a subsidiary of Scientific Games International, Inc. (“Scientific Games”), and OSI LTT NJ Grantor Trust, an affiliated entity of OMERS Administration Corporation (“OSI”).  GTECH and OSI each own approximately 41% of Northstar New Jersey, and Scientific Games owns approximately 18%.  GTECH provides certain hardware, equipment, software and support services and certain instant ticket goods and services.

(7)                     In November 2010, GTECH entered into a separate contract with the Oregon State Lottery Commission for the provision of a hosted player loyalty program, marketing and gaming management system services. In February 2013, GTECH and the Oregon State Lottery Commission entered into an Amended and Restated Application Service Provider contract which amended and restated the November 2010 agreement. The services to be provided under this contract include a contractor-hosted player data base, player web portal, “second-chance” lottery game and promotional drawing functionality and player communication services. The agreement is for a 5 year term, and may be extended by the parties’ written agreement for an additional 3 years.

(8)                     Under this contractual arrangement, Boldt, as operator for the lottery authorities, purchased the lottery system and related software license from GTECH at the commencement of the contract. Boldt received a 3 year extension to operate the ILPC lottery in September 2013 and in turn ILPC renewed GTECH’s software license and support agreement for 3 years.

(9)                     GTECH’s contract with ETESA is not a true facilities management contract in that title to the equipment will vest in ETESA or its successor at the end of the contract term.

(10)              Due to a form of devolution within the political structure of the twin island federation of St. Kitts and Nevis, there is a separate license term for the island of Nevis which is not synchronous with the term applicable in St. Kitts.

(11)              The extension option for this contract may be exercised on mutual agreement of the parties.

(12)              The terminals in use in this contract are not GTECH terminals, but are Secure Electronic Technology plc’s (SET) handheld terminals. GTECH’s contract expires on the date of expiry of SET’s license, which is in December 2016 with an option to extend for 10 years.

(13)              In October 2009, GTECH Global Lottery S.L., jointly with its Spanish partner Logista SA, created a UTE (Temporary Union of Companies) called UTE Logista GTECH, Law 18/1982, No. 1. In October 2009, the UTE signed an agreement with ONCE to create a complementary channel of non-blind ONCE retailers, which was launched in May 2010.  This agreement was amended by the parties on December  18, 2013 to revise the business model in order to improve the results and ensure the project’s viability, thereby limiting the purpose of the agreement to the provision of certain logistics and technological services.

(14)              The term of the contract with the Turkey lottery authority renews for successive one-year extension terms unless either party gives timely notice of non-renewal. In addition, the Turkey lottery authority has the option to assume responsibility for the provision of certain lottery services at any time after the second anniversary of system start-up.

(15)              Operated by Camelot UK Lotteries Limited on a facilities management basis. The approximate number of lottery terminals installed includes 6,000 Compact Lottery Terminals which are capable of selling online lottery tickets, but currently only sell instant tickets.

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Table 3                                                     Product Sales Contracts

The table below lists certain of GTECH’s direct and indirect customers that since January 2012 have purchased (or have agreed to purchase) from GTECH new online systems, software and/or terminals and equipment in connection with the expansion or replacement of existing lottery systems. It does not include jurisdictions in which GTECH has a facilities management contract with the lottery authorities unless the product sale is set forth in a separate contract.

Jurisdiction	Customer

Americas

Argentina	Boldt — Instituto Provincial de Loterias y Casinos de la Provincia de Buenos Aires
Canada	Atlantic Lottery Corporation Ontario Lottery and Gaming Corporation
Maryland	Maryland State Lottery Commission
Massachusetts	Massachusetts State Lottery Commission
Paraguay	Entretenimientos Generales, S.A.
Pennsylvania	Scientific Games International, Inc.
Virginia	Virginia Lottery

International

Belgium	Loterie Nationale de Belgique
Denmark	Danske Spil A/S
Finland	Veikkaus Oy
France	La Française des Jeux
Germany	Lotterietreuhandgesellschaft mbH Thüringen Westdeutsche Lotterie GmbH
Israel	Mifal Hapayis
Lithuania	UAB Lotelita
Madagascar	Reel Mada SA, Damalot Technical Services LTD and Gamlot Technologies LTD
Malaysia	Pan Malaysian Pools
Mauritius	Lottotech Ltd.
New Zealand	Lotto New Zealand
Portugal	Santa Casa de Misericordia de Lisboa
Singapore	Singapore Pools (Pte) Ltd.
Spain	Organizacion Nacional de Ciegos Espanoles (ONCE) UTE Logista GTECH, Law 18/1982, No. 1 Ibermatica S.A.
Switzerland	Loterie de la Suisse Romande Swisslos Interkantonale Landeslotterie
Ukraine	Ukraine National Lottery

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Table 4                                                     Self-Service Terminal Contracts

The table below sets forth the lottery authorities with which GTECH has Facilities Management Contracts (“FMCs”) for the provision of Self-Service Terminals (“SSTs”), including instant ticket vending machines (“ITVMs”) and other self-service devices. This table also provides (except where noted by footnote) historical information respecting the number of SSTs that are currently in service, under various SST Product Sales Contracts (“PSCs”). Finally, the table below sets forth information regarding the term of each FMC, as well as the approximate number of SSTs installed in each FMC jurisdiction, as of June 30, 2014.

Jurisdiction	FMC or PSC	Approximate Number of SSTs In Service (1)	Date of Commencement of Current FMC Contract*	Date of Expiration of Current FMC Contract Term	Current Extension Options**

Americas

Arizona	FMC	840	February 2009	January 2015	5 one-year
California	(2)	6,600	—	—	—
Connecticut	(3)	200	July 2010	September 2014	2 one-year
Florida	(2)	2,040	—	—	—
Georgia	(2)	1,110	—	—	—
Illinois	(2)	3,200	—	—	—
Indiana	PSC (4)	940	—	—	—
Kentucky	(2)	740	—	—	—
Maine	(5)	210	September 2004	December 2014	—
Maryland	PSC	850	—	—	—
Massachusetts	PSC	2,600	—	—	—
Michigan	(2)	1,690	—	—	—
Minnesota	(2)	400	—	—	—
Missouri	FMC	1,350	March 2007	June 2015	(6)
New Jersey	(2)	1,550	—	—	—
New York	(2)	4,640	—	—	—
North Carolina	(2)	1,150	—	—	—
Oregon	PSC	370	—	—	—
Pennsylvania	PSC	4,250	—	—	—
Rhode Island	(2)	250	—	—	—
South Dakota	(2)	50	—	—	—
Tennessee	(2)	460	—	—	—
Texas	(2)	2,250	—	—	—
Virginia	(7)	1,850	June 2004	October 2017	—
Washington	(2)	1,850	—	—	—
West Virginia	(2)	180	—	—	—

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Jurisdiction	FMC or PSC	Approximate Number of SSTs In Service (1)	Date of Commencement of Current FMC Contract*	Date of Expiration of Current FMC Contract Term	Current Extension Options**

Wisconsin	(2)	490	—	—	—

International

Belgium	PSC	19	—	—	—
France	PSC	1,075 (8)	—	—	—
Hungary	PSC	(9)	—	—	—
Iceland	PSC	25	—	—	—
Italy	PSC	911	—	—	—
Luxembourg	(2)	130	—	—	—
Poland	FMC	300 (10)
Singapore Pools	PSC	48	—	—	—
Switzerland	PSC	205	—	—	—

* Reflects the date upon which the contract became effective.

**Reflects extensions available to the lottery authority under the same terms as the current contract. Lottery authorities occasionally negotiate extensions on different terms and conditions.

(1)                                The numbers of terminals installed reflect the inclusion of newer models such as the Gemini™ family of SSTs, in addition to the traditional ITVMs disclosed in past reports.

(2)                                 Represents SSTs installed under an on-line lottery Facilities Management Contract. See Facilities Management Contracts table above for additional information.

(3)                                GTECH’s contract with the Connecticut Lottery Corporation is not a traditional facilities management contract, but rather is a lease agreement for a monthly fee in which GTECH provides related services.

(4)                                In May 2012, GTECH entered into an agreement with the State Lottery Commission of Indiana for the provision of ITVM maintenance services. As a result of the execution of the Integrated Services Agreement between the Lottery and GTECH Indiana, the maintenance agreement was assigned to GTECH Indiana, with GTECH Corporation retaining all responsibilities under the agreement. The agreement will continue through June 30, 2028.

(5)                                GTECH’s contract with the Maine Department of Administrative & Financial Services, Bureau of Alcoholic Beverages & Lottery Operations is not a traditional facilities management contract, but rather is a lease agreement for a monthly fee in which GTECH provides related services.

(6)                                The contract is renewable on a year-to-year basis on mutual agreement of the parties.

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(7)                                The Virginia Lottery has contracted with Scientific Games International, Inc. (successor in interest to Oberthur Gaming Technologies Corporation), pursuant to which contract GTECH has subcontracted to provide SSTs and management of warehousing and distribution of instant tickets. Additionally, SSTs have been provided by GTECH under the Facilities Management Contract which is described in Table 2.

(8)                                An October 2005 ITVM maintenance services agreement expired on October 19, 2013. A renewal was entered into to extend the contract for 2 additional years through October 2015. A March 2012 Gemini™ maintenance services agreement is valid until November 2022.

(9)                                In December 2013, GTECH entered into a Standalone ITVM Purchase and Supply Agreement with Szerencsejáték Zártkörűn Működő Részvénytársaság in Hungary for the sale of ten (10) Gemini Compact ITVMs and six (6) Instant to Go® ITVMs.

(10)                         Represents SSTs installed under an on-line lottery Facilities Management Contract.  See Facilities Management Contracts table above for additional information.

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Tables 5A — 5B                            Gaming Products Contracts

The two tables below set forth the jurisdictions in which we have contracts to provide customers with gaming products.

Table 5A                                                                    Casino Customers

The table below lists jurisdictions in which we have agreements with casino customers to provide gaming machines as of June 30, 2014, including fixed fee and participation contracts, and contracts in which customers have purchased (or have agreed to purchase) products since January 2012.

Jurisdiction	Number of Casinos
Africa	24
Asia	37
Europe	414
Latin America	249
North America	468

Table 5B                                                                    Government Sponsored Customers

The table below lists jurisdictions in which we have agreements with government sponsored customers to provide gaming machines and/or video central systems as of June 30, 2014, including fixed fee and participation contracts, and contracts in which customers have purchased (or have agreed to purchase) products since January 2012. The table also provides information regarding the term of certain contracts and, as of June 30, 2014, the approximate number of gaming machines installed in each jurisdiction.

Jurisdiction	Nature of Contract	Approximate Number of Gaming Machines	Date of Commencement of Current Contract*	Date of Expiration of Current Contract	Current Extension Options**

Americas

United States:

Delaware	Gaming Machines - Participation	223	May 2014	October 2018	3 two year

Kansas	Central System - Participation	—	November 2008	December 2019	Upon mutual agreement

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Jurisdiction	Nature of Contract	Approximate Number of Gaming Machines	Date of Commencement of Current Contract**	Date of Expiration of Current Contract	Current Extension Options**

Louisiana	Central System - Product Sale	—	December 2005	December 2015	—

Maryland	Gaming Machines - Product Sale	2,194	April 2010	March 2015	1 five-year

	Central System - Fixed Fee	—	January 2010	September 2015	1 five-year

New York	Gaming Machines - Participation	1,391	May 2003	December 2017	—

Oregon	Gaming Machines - Product Sale	2,485	—	—	—

	Gaming Machines - Product Sale #2	1,500	October 2013	(1)	—

	Central System - Fixed Fee	—	November 1995	September 2015	—

	Central System replacement - Fixed Fee	—	January 2013	(2)	On mutual agreement

Pennsylvania	Central System - Participation	—	September 2011	September 2014	—

Rhode Island	Gaming Machines - Participation	2,782	July 2003	July 2023	—

	Central System - Participation	—	July 2003	July 2023	—

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Jurisdiction	Nature of Contract	Approximate Number of Gaming Machines	Date of Commencement of Current Contract**	Date of Expiration of Current Contract	Current Extension Options**

Canada:

Alberta Gaming & Liquor Commission	Central System - Product Sale	—	June 2011	June 2016	5 one-year

	Gaming Machines - Product Sale	2,087	November 2011	November 2018	—

	Central System - Services (3)	—	—	—	—

Atlantic Lottery Corporation	Gaming Machines - Product Sale	1,700	May 2012	November 2019	—

	Gaming Machines - Product Sale #2	950	January 2014	January 2021	—

	Central System - Product Sale	—	October 2012	(4)	7 one-year

Manitoba Lotteries Corporation	Gaming Machines - Product Sale	2,057	July 2012	July 2019	—

	Central System - Product Sale	—	July 2012	June 2018	7 one-year

Quebec (Société des lotteries video du Québec)	Gaming Machines - Product Sale	4,986	August 2010	August 2015	1 period of 3 years and 1 period of 2 years

	Central System - Product Sale	—	July 2010	July 2015	(5)

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Jurisdiction	Nature of Contract	Approximate Number of Gaming Machines	Date of Commencement of Current Contract**	Date of Expiration of Current Contract	Current Extension Options**

Saskatchewan Liquor and Gaming Authority	Central System - Product Sale	—	August 2012	November 2020	(6)

	Gaming Machines - Product Sale	1,400	November 2012	November 2017	—

	Central System - Services (3)	—	—	—	—

South America:

Argentina	Central System - Participation	—	March 2010	September 2023	1 two-year

International

Sweden (AB Svenska Spel)	Gaming Machine and Central System Product Sales	6,640	May 2007	June 2016	2 two-year

	Central System Product Sale	—	May 2003	—	—

Switzerland (Loterie de la Suisse Romande)	Gaming Machine and Central System Product Sales	750	July 2010	December 2023	—

*    Reflects the dates upon which the contract became effective.

**  Reflects extensions available to the customer under the same terms as the current contract. Customers occasionally negotiate extensions on different terms and conditions.

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(1)                                In October 2013, GTECH Canada ULC signed a contract to supply 1,500 new OXYGEN video lottery terminals and associated software and games to the Oregon Lottery. The contract will expire on the seventh (7th) anniversary of final acceptance of the last of the initial terminal batch delivered to the lottery, anticipated to occur in the third quarter of calendar year 2014.

(2)                                In January 2013, GTECH USA, LLC signed a contract to lease to the Oregon Lottery its  Intelligen™ video lottery gaming system, to replace the video lottery central computer system leased to the Lottery in November 1995.  The term of the new lease is for seven (7) years after rollout, and may be extended on mutual agreement of the parties.

(3)                                Represents video central system maintenance agreements.

(4)                                The initial term of the central system contract is seven (7) years after final acceptance, following which the customer may extend the term for up to seven (7) additional one year periods. Acceptance occurred in April 2014.

(5)                                Following the initial expiration period in July 2015, the customer has the option to extend so that the initial term expires on the fifth anniversary of the date of commencement of operation of the central system. The customer has further options to extend for two additional periods, one for three (3) years and the second for two (2) years.

(6)                                The initial term of the central system contract is seven (7) years after final acceptance, which occurred in November 2013, and is then automatically extended for successive one (1) year periods unless the customer elects not to renew.

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Interim Condensed

Consolidated

Financial Statements

and Footnotes

64

GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,	December 31,
(thousands of euros)	Notes	2014	2013
ASSETS
Non-current assets
Systems, equipment and other assets related to contracts, net	6	856,744	899,536
Property, plant and equipment, net	7	73,280	76,382
Goodwill	8	3,129,863	3,095,466
Intangible assets, net	9	1,186,326	1,257,297
Investments in associates and joint ventures	10	22,426	26,894
Other non-current assets	11	76,292	48,777
Non-current financial assets	12	32,998	28,886
Deferred income taxes		15,869	14,000
Total non-current assets		5,393,798	5,447,238

Current assets
Inventories	13	139,604	146,406
Trade and other receivables, net	14	803,209	904,248
Other current assets	11	168,639	190,517
Current financial assets	12	14,228	12,273
Income taxes receivable		4,811	3,574
Cash and cash equivalents	15	368,573	419,118
Total current assets		1,499,064	1,676,136

TOTAL ASSETS		6,892,862	7,123,374

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Issued capital		174,806	173,992
Share premium		1,649,525	1,717,261
Retained earnings		358,057	292,847
Other reserves	16	43,657	15,812
		2,226,045	2,199,912
Non-controlling interests		279,701	403,620
Total equity		2,505,746	2,603,532

Non-current liabilities
Long-term debt, less current portion	17	2,645,655	2,641,260
Deferred income taxes		152,631	134,278
Long-term provisions		18,564	17,499
Other non-current liabilities	18	53,046	62,098
Non-current financial liabilities	12	56,262	60,600
Total non-current liabilities		2,926,158	2,915,735

Current liabilities
Accounts payable		818,046	978,598
Short-term borrowings	17	13	851
Other current liabilities	18	344,211	361,740
Current financial liabilities	12	24,537	21,503
Current portion of long-term debt	17	182,732	214,496
Short-term provisions		755	1,185
Income taxes payable		90,664	25,734
Total current liabilities		1,460,958	1,604,107

TOTAL EQUITY AND LIABILITIES		6,892,862	7,123,374

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GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

		For the six months ended
		June 30,
(thousands of euros)	Notes	2014	2013
Service revenue		1,411,649	1,399,901
Product sales		120,733	159,642
Total revenue	5	1,532,382	1,559,543

Raw materials, services and other costs	19	749,513	763,159
Personnel	20	273,020	277,836
Depreciation	21	119,003	122,829
Amortization	22	99,540	93,339
Impairment recovery, net		(1,104)	(2,025)
Capitalization of internal construction costs - labor and overhead		(44,450)	(48,611)
Total costs		1,195,522	1,206,527

Operating income	5	336,860	353,016

Interest income		1,648	1,439
Equity loss		(2,041)	(129)
Other income		767	660
Other expense		(4,806)	(3,883)
Foreign exchange loss, net		(1,696)	(1,479)
Interest expense	23	(81,394)	(80,624)
		(87,522)	(84,016)

Income before income tax expense		249,338	269,000

Income tax expense	24	102,224	109,751

Net income		147,114	159,249

Attributable to:
Owners of the parent		135,804	142,004
Non-controlling interests		11,310	17,245
		147,114	159,249

Earnings per share/ADRs
Basic - net income attributable to owners of the parent		€0.78	€0.82
Diluted - net income attributable to owners of the parent		€0.78	€0.82

66

GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the six months ended
		June 30,
(thousands of euros)	Notes	2014	2013
Net income		147,114	159,249

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Net gain on translation of foreign operations		23,314	11,149
Income tax expense		(1,116)	(1,082)
		22,198	10,067

Net gain on cash flow hedges	25	1,355	2,170
Income tax expense		(340)	(511)
		1,015	1,659

Net gain on hedge of net investment in foreign operation		863	1,383
Income tax expense		(340)	(539)
		523	844

Net gain on available-for-sale financial investments		2,073	502
Income tax expense		(745)	—
		1,328	502
Net other comprehensive income that may be reclassified subsequently to profit or loss		25,064	13,072

Items that will not be reclassified subsequently to profit or loss:
Remeasurement loss on defined benefit plans		—	(928)
Income tax benefit		—	247
Net other comprehensive loss that will not be reclassified subsequently to profit or loss		—	(681)
Other comprehensive income for the period, net of tax		25,064	12,391
Total comprehensive income for the period, net of tax		172,178	171,640

Attributable to:
Owners of the parent		160,616	154,139
Non-controlling interests		11,562	17,501
		172,178	171,640

67

GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

		For the three months ended
		June 30,
(thousands of euros)	Notes	2014	2013
Service revenue		682,174	679,546
Product sales		68,955	82,478
Total revenue	5	751,129	762,024

Raw materials, services and other costs	19	375,108	376,594
Personnel	20	138,152	143,906
Depreciation	21	57,033	61,384
Amortization	22	50,518	46,691
Impairment recovery, net		(1,104)	(2,024)
Capitalization of internal construction costs - labor and overhead		(24,595)	(25,994)
Total costs		595,112	600,557

Operating income	5	156,017	161,467

Interest income		854	729
Equity loss		(2,107)	(243)
Other income		314	319
Other expense		(2,572)	(1,942)
Foreign exchange gain (loss), net		(534)	1,952
Interest expense	23	(40,797)	(40,502)
		(44,842)	(39,687)

Income before income tax expense		111,175	121,780

Income tax expense	24	45,576	49,686

Net income		65,599	72,094

Attributable to:
Owners of the parent		60,775	67,262
Non-controlling interests		4,824	4,832
		65,599	72,094

Earnings per share/ADRs
Basic - net income attributable to owners of the parent		€0.35	€0.39
Diluted - net income attributable to owners of the parent		€0.35	€0.39

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GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three months ended
		June 30,
(thousands of euros)	Notes	2014	2013
Net income		65,599	72,094

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Net gain (loss) on translation of foreign operations		30,247	(78,339)
Income tax benefit (expense)		(1,045)	2,254
		29,202	(76,085)

Net gain (loss) on cash flow hedges	25	1,016	(586)
Income tax benefit (expense)		(149)	58
		867	(528)

Net gain on hedge of net investment in foreign operation		764	1,241
Income tax expense		(301)	(484)
		463	757

Net gain on available-for-sale financial investments		1,262	505
Income tax expense		(501)	—
		761	505
Net other comprehensive income (loss) that may be reclassified subsequently to profit or loss		31,293	(75,351)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement loss on defined benefit plans		—	—
Income tax benefit		—	247
Net other comprehensive income that will not be reclassified subsequently to profit or loss		—	247
Other comprehensive income (loss) for the period, net of tax		31,293	(75,104)
Total comprehensive income (loss) for the period, net of tax		96,892	(3,010)

Attributable to:
Owners of the parent		91,933	(7,691)
Non-controlling interests		4,959	4,681
		96,892	(3,010)

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GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the six months ended
		June 30,
(thousands of euros)	Notes	2014	2013
Cash flows from operating activities
Income before income tax expense		249,338	269,000
Adjustments for:
Depreciation	21	119,003	122,829
Intangibles amortization	22	99,584	93,384
Interest expense	23	81,394	80,624
Share-based payment expense	26	3,689	4,932
Non-cash foreign exchange loss, net		1,060	125
Provisions		702	(6,701)
Impairment recovery, net		(1,104)	(2,025)
Interest income		(1,648)	(1,439)
Other non-cash items		9,194	4,658
Cash foreign exchange loss, net		596	1,354
Income tax paid		(37,489)	(17,167)
Cash flows before changes in operating assets and liabilities		524,319	549,574
Changes in operating assets and liabilities:
Trade and other receivables		105,273	(58,502)
Other current assets		22,067	13,910
Accounts payable		(136,864)	(132,109)
Deferred revenue		(20,852)	21,196
Employee compensation		(22,088)	(24,209)
Taxes other than income taxes		(17,801)	(12,733)
Advance payments from customers		1,321	(13,751)
Other assets and liabilities		4,242	10,977
Net cash flows from operating activities		459,617	354,353

Cash flows from investing activities
Purchases of systems, equipment and other assets related to contracts		(82,628)	(91,922)
Acquisitions, net of cash acquired		(25,477)	(6,713)
Purchases of intangible assets	9	(8,461)	(108,762)
Purchases of property, plant and equipment	7	(3,907)	(5,100)
Interest received		1,549	1,759
Cash proceeds related to impairment recovery		—	2,025
Other		184	(6,825)
Net cash flows used in investing activities		(118,740)	(215,538)

Cash flows from financing activities
Dividends paid		(130,525)	(125,920)
Interest paid		(109,953)	(97,588)
Acquisition of non-controlling interest	16	(72,328)	—
Return of capital - non-controlling interest	16	(42,145)	(37,354)
Dividends paid - non-controlling interest	16	(32,427)	(33,601)
Net repayments of short-term borrowings		(825)	(785)
Capital increase - Northstar New Jersey Lottery Group, LLC	16	—	54,439
Other		(1,602)	(4,077)
Net cash flows used in financing activities		(389,805)	(244,886)

Net decrease in cash and cash equivalents		(48,928)	(106,071)
Effect of exchange rate changes on cash		(1,617)	(3,727)
Cash and cash equivalents at the beginning of the period		419,118	455,762
Cash and cash equivalents at the end of the period	15	368,573	345,964

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GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2014

	Attributable to owners of the parent
				Other
	Issued	Share	Retained	Reserves		Non-Controlling	Total
(thousands of euros)	Capital	Premium	Earnings	(Note 16)	Total	Interests	Equity

Balance at January 1, 2014	173,992	1,717,261	292,847	15,812	2,199,912	403,620	2,603,532
Net income	—	—	135,804	—	135,804	11,310	147,114
Other comprehensive income	—	—	—	24,812	24,812	252	25,064
Total comprehensive income	—	—	135,804	24,812	160,616	11,562	172,178
Dividend distribution (€0.75 per share)	—	(69,296)	(61,229)	—	(130,525)	—	(130,525)
Appropriation of 2013 income in accordance with Italian law	—	—	(308)	308	—	—	—
Share-based payment (Note 26)	—	—	—	3,689	3,689	—	3,689
Shares issued upon exercise of stock options	135	1,560	—	—	1,695	—	1,695
Shares issued under stock award plans	679	—	—	(679)	—	—	—
Dividend distribution (Note 16)	—	—	—	—	—	(32,427)	(32,427)
Return of capital (Note 16)	—	—	—	—	—	(42,145)	(42,145)
Acquisition of non-controlling interest (Note 16)	—	—	(9,057)	—	(9,057)	(63,751)	(72,808)
Capital increase	—	—	—	—	—	2,842	2,842
Other movements in equity	—	—	—	(285)	(285)	—	(285)
Balance at June 30, 2014	174,806	1,649,525	358,057	43,657	2,226,045	279,701	2,505,746

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GTECH S.P.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2013

	Attributable to owners of the parent
				Other
	Issued	Share	Retained	Reserves		Non-Controlling	Total
(thousands of euros)	Capital	Premium	Earnings	(Note 16)	Total	Interests	Equity

Balance at January 1, 2013	172,455	1,703,923	235,858	155,565	2,267,801	374,464	2,642,265
Net income	—	—	142,004	—	142,004	17,245	159,249
Other comprehensive income	—	—	—	12,135	12,135	256	12,391
Total comprehensive income	—	—	142,004	12,135	154,139	17,501	171,640
Dividend distribution (€0.73 per share)	—	—	(125,920)	—	(125,920)	—	(125,920)
Appropriation of 2012 income in accordance with Italian law	—	—	(63)	63	—	—	—
Share-based payment (Note 26)	—	—	—	4,932	4,932	—	4,932
Shares issued upon exercise of stock options	552	5,686	—	—	6,238	—	6,238
Shares issued under stock award plans	339	—	—	(339)	—	—	—
Dividend distribution (Note 16)	—	—	—	—	—	(33,601)	(33,601)
Return of capital (Note 16)	—	—	—	—	—	(37,354)	(37,354)
Capital increase - Northstar New Jersey Lottery Group, LLC (Note 16)	—	—	—	—	—	54,439	54,439
Other movements in equity	—	—	—	(285)	(285)	—	(285)
Balance at June 30, 2013	173,346	1,709,609	251,879	172,071	2,306,905	375,449	2,682,354

72

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Corporate information

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets. When used in these notes, unless otherwise specified or the context otherwise indicates, all references to the terms “GTECH,” “we,” “us,” “our,” and the “Company” refer to GTECH S.p.A., the parent entity, and all entities included in our interim condensed consolidated financial statements.

We operate and provide a full range of services and provides leading-edge technology products across all gaming segments, including lotteries, machine gaming, sports betting, and interactive games. We also provide high-volume processing of non-lottery commercial transactions. Our state-of-the-art information technology platforms and software enable distribution through land-based systems, Internet and mobile devices. Our principal activities are described in Note 5.

GTECH is a joint stock company incorporated and domiciled in the Republic of Italy, and its registered office is located at Viale del Campo Boario, Rome, Italy. GTECH is majority owned by De Agostini S.p.A., a century-old publishing, media, and financial services company and is listed on the Italian Stock Exchange managed by Borsa Italiana S.p.A. under the trading symbol “GTK”. GTECH has a Sponsored Level 1 American Depository Receipt (ADR) program listed on the United States over the counter market under the trading symbol “GTKYY”.

The interim condensed consolidated financial statements for the six months ended June 30, 2014 were approved for issuance in accordance with a resolution of the Board of Directors on July 31, 2014.

2. Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2014 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). As such, they do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2013.

The interim condensed consolidated financial statements are presented in euros and all values are rounded to the nearest thousand (€000) (except share and per share data) unless otherwise indicated. Information for the six months ended June 30, 2014 is reviewed whereas information for the year ended December 31, 2013 is audited. Information for the three months ended June 30, 2014 and 2013 is neither audited nor reviewed.

The interim condensed consolidated financial statements for June 30, 2014 are consistent with the December 31, 2013 presentation.

Format of the interim condensed consolidated financial statements

The Company presents current and non-current assets, and current and non-current liabilities as separate classifications in its interim condensed consolidated statements of financial position.

The interim condensed consolidated income statements are presented using a classification based on the nature of expenses, rather than based on their function of expense, as management believes this presentation provides information that is more relevant.

The interim condensed consolidated statements of changes in equity include details of transactions with owners, with non-owner changes in equity presented separately. Comprehensive income is presented in two statements; a separate interim condensed consolidated income statement and interim condensed consolidated statement of comprehensive income.

The interim condensed consolidated statements of cash flows are presented using the indirect method.

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GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.  Changes to the Company’s accounting policies

The Company’s accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those of the previous financial year except for the adoption of new International Financial Reporting Standards (IFRS) and International Accounting Standards Board (IASB) standards and interpretation effective as of January 1, 2014 as described below. All of these standards have been endorsed by the European Union with an effective date of January 1, 2014.

The nature and the impact of each new standard, amendments or interpretation are described below.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Company, since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right of set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact to the Company.

Recoverable Amount Disclosures for Non-Financial Assets — Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognized or reversed during the period. These amendments affect disclosures only and have no impact on the Company’s financial position or performance.

Novation of Derivatives and Continuation of Hedge Accounting — Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have an impact on the Company.

IFRIC Interpretation 21 Levies

IFRIC Interpretation 21 is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. The interpretation does not have an impact on the Company.

74

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.  Significant accounting judgments, estimates and assumptions

The preparation of the Company’s interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying the Company’s accounting policies, management has made the following judgment that has the most significant effect on the amounts recognized in the interim condensed consolidated financial statements.

Finance and operating lease commitments

The Company leases the GTECH Corporation world headquarters facility (land and building) in Providence, Rhode Island, USA. The Company determined that the present value of the future minimum lease payments for the building amounted to substantially all of the fair value relating to the Company’s portion of the building and therefore accounts for its portion of the building as a finance lease. The Company also determined that since title to the land will never transfer to the Company, the land is accounted for as an operating lease.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. The Company based its assumptions and estimates on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Impairment of Systems, Equipment and Other Assets Related to Contracts

The carrying values of systems, equipment and other assets related to contracts are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. This requires management to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of systems, equipment and other assets related to contracts at June 30, 2014 and December 31, 2013 was €856.7 million and €899.5 million, respectively. Further details are provided in Note 6.

Impairment of Goodwill

The Company determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the “fair value less costs to sell” of the cash-generating units to which the goodwill is allocated. Estimating a fair value less costs to sell amount requires management to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at June 30, 2014 and December 31, 2013 was €3.1 billion and €3.1 billion, respectively. Further details are provided in Note 8.

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GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.  Significant accounting judgments, estimates and assumptions (continued)

Impairment of Intangible Assets

The Company determines whether intangible assets with indefinite useful lives are impaired at least on an annual basis. This requires management to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of intangible assets at June 30, 2014 and December 31, 2013 was €1.2 billion and €1.3 billion, respectively. Further details are provided in Note 9.

Litigation provisions

Due to the nature of its business, the Company is involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. It is difficult to accurately estimate the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts the Company would ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition or prospects. Further details are provided in Note 29.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments on the date they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant, and incorporates assumptions to the valuation model inputs, including the expected life of the option, volatility, dividend yield and risk-free interest rate. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26.

Minimum profit level guarantees

In January 2011, Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH Corporation holds an 80% controlling interest, entered into a 10-year agreement with the State of Illinois, acting through the Department of the Lottery (as the statutory successor to the Department of Revenue, Lottery Division (the “State”)) whereby Northstar, subject to the State’s oversight, manages the day-to-day operations of the lottery and its core functions. Northstar guaranteed the State a minimum profit level for each fiscal year of the agreement, commencing with the State’s fiscal year ended June 30, 2012.

In October 2012, GTECH Indiana, LLC (“GTECH Indiana”), a wholly-owned subsidiary of GTECH Corporation, entered into a 15-year agreement with the State Lottery Commission of Indiana (the “State”) whereby GTECH Indiana manages the day-to-day operations of the lottery and its core functions, subject to the State’s control over all significant business decisions. GTECH Indiana guaranteed the State a minimum profit level in each year of the agreement, commencing with the contract year ending June 30, 2014.

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GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.  Significant accounting judgments, estimates and assumptions (continued)

In June 2013, Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), a consolidated joint venture in which GTECH Corporation indirectly holds an approximate 41% interest, entered into an Agreement with the State of New Jersey (the “State”), Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”) whereby Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales, and related functions, which is subject to the Division of Lottery’s continuing control and oversight over the conduct of lottery operations. Northstar NJ guaranteed the State a minimum profit level in each year of the agreement, commencing with the contract year ending June 30, 2014.

Further details of these guarantees, which require management to make estimates and assumptions concerning profit levels, are provided in Note 28.

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the Company’s wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and income tax expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of our companies.

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses and tax credits can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable income together with future tax planning strategies.

Based upon the consideration of these factors, the value of deferred tax assets related to operating losses and tax assets related to tax credits are as follows (in millions of euros):

	June 30,	December 31,
	2014	2013

Recognized deferred tax assets related to operating losses	96.9	96.1
Unrecognized deferred tax assets related to operating losses	54.0	53.6
Recognized deferred tax assets related to tax credits	1.8	1.8
Unrecognized deferred tax assets related to tax credits	18.9	18.7

Further details on income taxes are disclosed in Note 24.

77

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.  Significant accounting judgments, estimates and assumptions (continued)

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Contingent consideration resulting from business combinations is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor.

5.  Operating segment information

Beginning with the second quarter of 2013, the Company changed the structure of its internal organization in order to align around three global geographic regions. Consequently, for management purposes, the Company’s operating segments are organized geographically into three reportable operating segments based on those regions — Americas, International and Italy.

Each of these segments operate and provide a full range of gaming services including lottery management services, online and instant lotteries, sports betting, machine gaming and interactive games. They also provide high-volume processing of non-lottery commercial transactions.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income.

Prior period amounts have been restated to conform to the current year presentation.

78

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.  Operating segment information (continued)

Revenue and operating income for the Company’s reportable operating segments are as follows:

	Third-party revenue
	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013
Operating Segments
Americas	249,604	261,270	493,975	504,212
International	76,259	79,758	151,890	165,642
Italy	425,135	420,858	886,256	889,416
	750,998	761,886	1,532,121	1,559,270

Purchase accounting	131	138	261	273
	751,129	762,024	1,532,382	1,559,543

	Operating income
	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013
Operating Segments
Americas	26,118	35,695	56,610	73,626
International	12,358	12,011	27,688	25,516
Italy	142,602	139,791	300,370	302,126
	181,078	187,497	384,668	401,268

Corporate support	(13,291)	(11,446)	(23,287)	(19,382)
Purchase accounting	(11,770)	(14,584)	(24,521)	(28,870)
	156,017	161,467	336,860	353,016

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies including the August 2006 acquisition of GTECH Holdings Corporation by GTECH S.p.A.

79

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Depreciation, amortization, and impairment information for the Company’s reportable operating segments are as follows:

	Depreciation
	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013
Operating Segments
Americas	32,788	33,975	65,262	68,542
International	4,668	4,561	8,938	8,974
Italy	14,404	17,135	34,615	33,654
	51,860	55,671	108,815	111,170

Corporate support	3,788	3,710	7,429	7,690
Purchase accounting	1,385	2,003	2,759	3,969
	57,033	61,384	119,003	122,829

	Amortization
	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013
Operating Segments
Americas	1,474	—	2,930	—
International	—	—	—	2
Italy	35,981	33,862	71,943	67,942
	37,455	33,862	74,873	67,944

Corporate support	123	105	220	210
Purchase accounting	12,940	12,724	24,447	25,185
	50,518	46,691	99,540	93,339

	Impairment recovery, net
	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013
Operating Segments
Americas	—	—	—	—
International	1,320	(2,024)	1,320	(2,025)
Italy	—	—	—	—
	1,320	(2,024)	1,320	(2,025)

Corporate support	—	—	—	—
Purchase accounting	(2,424)	—	(2,424)	—
	(1,104)	(2,024)	(1,104)	(2,025)

80

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.  Systems, equipment and other assets related to contracts, net

			Terminals	Furniture and	Contracts
(thousands of euros)	Land	Buildings	and Systems	Equipment	in Progress	Total
Net book value
Balance at January 1, 2014	551	36,809	758,805	58,294	45,077	899,536
Additions	—	2,045	17,093	2,001	43,819	64,958
Acquisitions	—	—	—	790	—	790
Depreciation (Note 21)	—	(4,550)	(99,848)	(7,940)	—	(112,338)
Disposals	—	(2)	(1,674)	(133)	(131)	(1,940)
Foreign currency translation	1	1	3,498	54	194	3,748
Transfers	—	3,354	30,559	2,337	(36,256)	(6)
Other	—	3,464	(2,964)	(450)	1,946	1,996
Balance at June 30, 2014	552	41,121	705,469	54,953	54,649	856,744

Balance at January 1, 2014
Cost	551	82,423	2,012,831	140,747	45,077	2,281,629
Accumulated depreciation	—	(45,614)	(1,254,026)	(82,453)	—	(1,382,093)
Net book value	551	36,809	758,805	58,294	45,077	899,536

Balance at June 30, 2014
Cost	552	91,164	2,036,997	145,571	54,649	2,328,933
Accumulated depreciation	—	(50,043)	(1,331,528)	(90,618)	—	(1,472,189)
Net book value	552	41,121	705,469	54,953	54,649	856,744

81

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.  Property, plant and equipment, net

			Furniture and	Construction
(thousands of euros)	Land	Buildings	Equipment	in Progress	Total
Net book value
Balance at January 1, 2014	1,878	22,557	50,738	1,209	76,382
Additions	—	—	2,634	1,273	3,907
Depreciation (Note 21)	—	(802)	(5,863)	—	(6,665)
Disposals	—	(36)	(909)	—	(945)
Foreign currency translation	12	187	390	6	595
Transfers	—	—	198	(192)	6
Balance at June 30, 2014	1,890	21,906	47,188	2,296	73,280

Balance at January 1, 2014
Cost	1,878	35,005	120,765	1,209	158,857
Accumulated depreciation	—	(12,448)	(70,027)	—	(82,475)
Net book value	1,878	22,557	50,738	1,209	76,382

Balance at June 30, 2014
Cost	1,890	35,271	121,383	2,296	160,840
Accumulated depreciation	—	(13,365)	(74,195)	—	(87,560)
Net book value	1,890	21,906	47,188	2,296	73,280

82

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.  Goodwill

	June 30,	December 31,
(thousands of euros)	2014	2013

Balance at beginning of period	3,095,466	3,188,753
Acquisitions	13,201	10,674
Foreign currency translation	21,196	(103,961)
Balance at end of period	3,129,863	3,095,466

Balance at beginning of period
Cost	3,209,232	3,304,615
Accumulated impairment loss	(113,766)	(115,862)
	3,095,466	3,188,753

Balance at end of period
Cost	3,243,991	3,209,232
Accumulated impairment loss	(114,128)	(113,766)
	3,129,863	3,095,466

On May 2, 2014, we acquired 100% of the shares of Probability Plc (“Probability”) a mobile gaming solutions company that will provide GTECH with immediate access to a mobile solution in slots and table games, as well as enhance player acquisition and retention experience. The cash purchase price was approximately £18 million (€19.7 million net of cash acquired). Acquired goodwill of €13.2 million in the first half of 2014 includes €10.2 million associated with the Probability acquisition.

Acquired goodwill of €10.7 million in 2013 resulted from the April 2013 acquisition of Big Easy S.r.l., an Italian entity that is engaged in the Machine Gaming market.

The Company reviews goodwill for impairment annually, during its fourth quarter ending on December 31, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

83

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.  Intangible assets, net

	June 30,	December 31,
(thousands of euros)	2014	2013

Balance at beginning of period	1,257,297	1,333,948

Intangible assets acquired during the period:

Purchase business combination related:
Customer contracts	6,446	—
Software	5,927	—
	12,373	—
All other intangible assets acquired:
Software	5,529	17,151
Concessions and licenses	1,621	106,078
Customer contracts	771	2,090
Sports betting rights	122	8,898
Other	418	5,139
	8,461	139,356

Total intangible assets acquired	20,834	139,356
Impairment recovery (loss)	2,423	(2,613)
Foreign currency translation	5,352	(23,351)
Write-off and other	4	(269)
Amortization (Note 22)	(99,584)	(189,774)
Balance at end of period	1,186,326	1,257,297

Balance at beginning of period
Cost	2,198,735	2,120,883
Accumulated amortization	(941,438)	(786,935)
	1,257,297	1,333,948

Balance at end of period
Cost	2,226,554	2,198,735
Accumulated amortization	(1,040,228)	(941,438)
	1,186,326	1,257,297

84

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.  Investments in associates and joint ventures

The Company’s investments in associates and joint ventures are as follows:

	June 30,	December 31,
(thousands of euros)	2014	2013

Yeonama Holdings Co. Limited	19,229	19,800
Subtotal associate	19,229	19,800

CLS-GTECH Company Limited	2,762	6,435
Ringmaster S.r.l.	380	632
Technology and Security Printing S.r.l.	33	3
L-Gaming S.A.	22	24
Subtotal joint ventures	3,197	7,094
	22,426	26,894

85

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.  Other assets (non-current and current)

	June 30,	December 31,
(thousands of euros)	2014	2013
Other non-current assets
Minimum revenue guarantee	55,983	28,430
Deferred costs	6,190	4,731
Customer receivables	4,330	5,781
Prepaid expenses	3,664	4,535
Deposits	3,150	2,705
Sales-type lease receivables	2,121	1,399
Other	854	1,196
	76,292	48,777

	June 30,	December 31,
(thousands of euros)	2014	2013
Other current assets
Restricted cash	83,869	88,553
Concession fees receivable	25,929	52,921
Prepaid expenses	21,115	14,948
Other receivables	12,626	8,300
Other tax receivables	9,085	8,356
Value-added tax receivable	7,886	11,262
Other	8,129	6,177
	168,639	190,517

In June 2014 and June 2013, we recorded non-current assets of $40 million and $42 million, respectively, related to the minimum revenue guarantee in the State of Illinois, which is amortizing over the remaining term of our 10-year agreement with the State of Illinois ending January 17, 2021, as a reduction of service revenue in our interim condensed consolidated income statement. See Note 28 for additional information.

86

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  Financial assets and financial liabilities

Fair values

Set out below is a comparison by class of the carrying amounts and fair values of our financial assets and financial liabilities.

	June 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
(thousands of euros)	Amount	Value	Amount	Value
Loans and receivables
Other loans and receivables	10,214	10,214	10,528	10,528
	10,214	10,214	10,528	10,528
Derivatives
Swap receivable	8,081	8,081	6,498	6,498
	8,081	8,081	6,498	6,498
Financial assets at fair value through profit or loss
Call option	—	—	480	480
	—	—	480	480
Available-for-sale financial investments
Other available-for-sale financial investments	14,703	14,703	11,380	11,380
	14,703	14,703	11,380	11,380

Non-current financial assets	32,998	32,998	28,886	28,886

Derivatives
Swap receivable	4,060	4,060	4,070	4,070
Foreign currency forward contracts	1,266	1,266	859	859
Fuel cost hedge	58	58	34	34
	5,384	5,384	4,963	4,963
Loans and receivables
Other loans and receivables	8,844	8,844	7,310	7,310
	8,844	8,844	7,310	7,310

Current financial assets	14,228	14,228	12,273	12,273

87

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  Financial assets and financial liabilities (continued)

	June 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
(thousands of euros)	Amount	Value	Amount	Value

2009 Notes (due 2016)	756,604	802,432	756,558	824,960
Capital Securities	745,131	793,651	743,803	767,726
2010 Notes (due 2018)	496,556	556,966	496,128	535,979
2012 Notes (due 2020)	493,370	539,874	492,851	504,161
Facilities	152,506	153,756	150,446	152,273
Other	1,488	1,488	1,474	1,474
Loans and borrowings (Note 17)	2,645,655	2,848,167	2,641,260	2,786,573

Other financial liabilities
Finance leases	55,088	56,924	58,925	61,001
Other financial liabilities	1,174	1,174	1,675	1,675
Non-current financial liabilities	56,262	58,098	60,600	62,676

Facilities	127,226	128,268	125,901	127,424
2009 Notes (due 2016)	23,082	24,480	2,926	3,190
Capital Securities	15,469	16,476	46,406	47,899
2010 Notes (due 2018)	11,112	12,464	24,549	26,521
2012 Notes (due 2020)	5,658	6,191	14,408	14,739
Short-term borrowings	13	13	851	851
Other	185	185	306	306
Loans and borrowings (Note 17)	182,745	188,077	215,347	220,930

Derivatives
Foreign currency forward contracts	1,286	1,286	4,055	4,055
Net investment hedge	264	264	240	240
	1,550	1,550	4,295	4,295
Other financial liabilities
Finance leases	12,894	13,556	12,977	13,665
Other financial liabilities	10,093	10,093	4,231	4,231
	22,987	23,649	17,208	17,896

Current financial liabilities	24,537	25,199	21,503	22,191

Management assessed that the fair values of cash and cash equivalents, trade and other receivables, other current assets, accounts payable, and other current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

88

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  Financial assets and financial liabilities (continued)

The fair values of our material financial assets and financial liabilities were determined using the following methods and assumptions:

•                  Loans and receivables were stated at cost due to their short-term nature, which approximates fair value

•                  Swap receivable was determined by comparing the present value of expected cash flows using current variable interest rates and the present value of expected cash flows using fixed interest rates

•                  Available-for-sale financial investments are based on current market prices when available or derived from valuation techniques that include inputs for the asset that are not based on observable market data

•                 Foreign currency forward contracts and net investment hedge were calculated by reference to current forward exchange rates for contracts with similar maturity profiles

•                  2009 Notes (due 2016), Capital Securities, 2010 Notes (due 2018) and 2012 Notes (due 2020) were calculated by independent investment bankers by discounting future cash flows using current market prices and market interest rates

•                  Facilities with variable interest rates approximate carrying amounts, excluding the effect of debt issuance costs

•                  Finance leases were principally determined using the present value of the lease payments based on current market interest rates

•                  Other financial liabilities were stated at amortized cost, which approximates fair value

89

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  Financial assets and financial liabilities (continued)

Fair value hierarchy

Financial assets and financial liabilities for which fair value is either measured or disclosed are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly;

•                  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following tables provide the fair value measurement hierarchy of the Company’s financial assets and financial liabilities (in thousands of euros):

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets measured at fair value

Derivatives	—	8,081	—	8,081
Available-for-sale financial investments	6,427	—	8,276	14,703
Non-current financial assets	6,427	8,081	8,276	22,784

Derivatives	—	5,384	—	5,384
Current financial assets	—	5,384	—	5,384

Liabilities measured at fair value

Derivatives	—	1,550	—	1,550
Current financial liabilities	—	1,550	—	1,550

90

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  Financial assets and financial liabilities (continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed

Loans and receivables	—	10,214	—	10,214
Non-current financial assets	—	10,214	—	10,214

Loans and receivables	—	8,621	223	8,844
Current financial assets	—	8,621	223	8,844

Liabilities for which fair value is disclosed

Loans and borrowings	—	2,848,167	—	2,848,167
Other financial liabilities		1,174	—	1,174
Non-current financial liabilities	—	2,849,341	—	2,849,341

Loans and borrowings	—	188,077	—	188,077
Other financial liabilities	6,336	3,757	—	10,093
Current financial liabilities	6,336	191,834	—	198,170

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets measured at fair value

Financial assets at fair value through profit or loss	—	—	480	480
Derivatives	—	6,498	—	6,498
Available-for-sale financial investments	3,811	—	7,569	11,380
Non-current financial assets	3,811	6,498	8,049	18,358

Derivatives	—	4,963	—	4,963
Current financial assets	—	4,963	—	4,963

Liabilities measured at fair value

Derivatives	—	4,295	—	4,295
Current financial liabilities	—	4,295	—	4,295

91

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  Financial assets and financial liabilities (continued)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed

Loans and receivables	—	10,528	—	10,528
Non-current financial assets	—	10,528	—	10,528

Loans and receivables	—	6,990	320	7,310
Current financial assets	—	6,990	320	7,310

Liabilities for which fair value is disclosed

Loans and borrowings	—	2,786,573	—	2,786,573
Other financial liabilities		1,675	—	1,675
Non-current financial liabilities	—	2,788,248	—	2,788,248

Loans and borrowings	—	220,930	—	220,930
Other financial liabilities	—	3,731	500	4,231
Current financial liabilities	—	224,661	500	225,161

Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities

	Financial assets
	at fair value	Available-for-sale
	through	financial
(thousands of euros)	profit or loss	investments

Balance at January 1, 2013	480	4,633
Purchases	—	2,941
Total losses recognized in other comprehensive income	—	(5)
Balance at December 31, 2013	480	7,569
Purchases	—	707
Settlements	(480)	—
Balance at June 30, 2014	—	8,276

92

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.  Inventories

	June 30,	December 31,
(thousands of euros)	2014	2013

Raw materials	27,527	20,386
Work in progress	34,557	35,916
Finished goods	77,520	90,104
	139,604	146,406

14.  Trade and other receivables, net

	June 30, 2014
	Trade and other		Trade and other
	receivables	Allowance for	receivables
(thousands of euros)	(Gross)	doubtful accounts	(Net)

Trade receivables	851,787	(71,750)	780,037
Related party receivables (Note 27)	22,431	—	22,431
Sales-type lease receivables	741	—	741
	874,959	(71,750)	803,209

	December 31, 2013
	Trade and other		Trade and other
	receivables	Allowance for	receivables
(thousands of euros)	(Gross)	doubtful accounts	(Net)

Trade receivables	951,745	(72,263)	879,482
Related party receivables (Note 27)	24,030	—	24,030
Sales-type lease receivables	736	—	736
	976,511	(72,263)	904,248

Trade receivables include receivables from intermediaries, which represent amounts due from point of sale facilities where the Company provides third-party processing services related to their commercial services networks. Trade receivables and receivables from intermediaries are non-interest bearing.

We have an agreement with a major European financial institution to sell accounts receivable daily at a discount that are derecognized upon cash receipt. The maximum amount of receivables sold at any point in time is limited to €150 million. At June 30, 2014, €67.0 million of receivables had been derecognized.

93

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.  Consolidated net financial position

	June 30,	December 31,
(thousands of euros)	2014	2013

Cash at bank	365,479	416,787
Cash on hand	3,094	2,331
Cash and cash equivalents	368,573	419,118

Current financial receivables	14,228	12,273

Facilities	127,226	125,901
2009 Notes (due 2016)	23,082	2,926
Capital Securities	15,469	46,406
2010 Notes (due 2018)	11,112	24,549
2012 Notes (due 2020)	5,658	14,408
Short-term borrowings	13	851
Other	24,722	21,809
Current financial debt	207,282	236,850

Net current financial cash	(175,519)	(194,541)

2009 Notes (due 2016)	756,604	756,558
Capital Securities	745,131	743,803
2010 Notes (due 2018)	496,556	496,128
2012 Notes (due 2020)	493,370	492,851
Facilities	152,506	150,446
Other	57,750	62,074
Non current financial debt	2,701,917	2,701,860

Net financial position	2,526,398	2,507,319

Total indebtedness included in net financial position	2,828,400	2,856,607

94

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.  Other reserves and non-controlling interests

Other Reserves

		Stock
		Option			Net
		and	Share-		Unrealized
		Restricted	Based	Ex Art	Gain/
	Legal	Stock	Payment	2349	(Loss)	Translation	Other
(thousands of euros)	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Total
Balance at January 1, 2014	34,491	74,414	18,394	1,150	(2,845)	(106,722)	(3,070)	15,812
Unrecognized net gain on cash flow hedges	—	—	—	—	763	—	—	763
Unrecognized net gain on hedge of net investment in foreign operation	—	—	—	—	523	—	—	523
Unrecognized net gain on available-for-sale investment	—	—	—	—	1,328	—	—	1,328
Foreign currency translation	—	—	—	—	—	22,198	—	22,198
Other comprehensive income	—	—	—	—	2,614	22,198	—	24,812
Appropriation of 2013 income in accordance with Italian law	308	—	—	—	—	—	—	308
Share-based payment	—	—	3,689	—	—	—	—	3,689
Shares issued under stock award plans	—	9,181	(9,181)	(679)	—	—	—	(679)
Other movements in equity	—	—	—	—	(285)	—	—	(285)
Balance at June 30, 2014	34,799	83,595	12,902	471	(516)	(84,524)	(3,070)	43,657

95

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.  Other reserves and non-controlling interests (continued)

		Stock
		Option			Net
		and	Share-		Unrealized
		Restricted	Based	Ex Art	Gain/
	Legal	Stock	Payment	2349	(Loss)	Translation	Other
(thousands of euros)	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Reserve	Total
Balance at January 1, 2013	34,428	69,181	15,016	1,489	(1,885)	40,406	(3,070)	155,565
Unrecognized net gain on cash flow hedges	—	—	—	—	1,403	—	—	1,403
Unrecognized net gain on hedge of net investment in foreign operation	—	—	—	—	844	—	—	844
Unrecognized net loss on defined benefit plan	—	—	—	—	(681)	—	—	(681)
Unrecognized net gain on available-for-sale investment	—	—	—	—	502	—	—	502
Foreign currency translation	—	—	—	—	—	10,067	—	10,067
Other comprehensive income	—	—	—	—	2,068	10,067	—	12,135
Appropriation of 2012 income in accordance with Italian law	63	—	—	—	—	—	—	63
Share-based payment	—	—	4,932	—	—	—	—	4,932
Shares issued under stock award plans	—	5,233	(5,233)	(339)	—	—	—	(339)
Other movements in equity	—	—	—	—	(285)	—	—	(285)
Balance at June 30, 2013	34,491	74,414	14,715	1,150	(102)	50,473	(3,070)	172,071

96

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.  Other reserves and non-controlling interests (continued)

Non-controlling interests

Activity with non-controlling interests during the first six months of 2014 and 2013 was recorded in equity as follows (in thousands of euro):

	For the six months ended
	June 30, 2014
	Dividend	Return of	Capital
Name of subsidiary	distribution	capital	contributions
Lotterie Nazionali S.r.l.	(24,142)	(29,267)	—
SW Holding S.p.A.	(7,589)	(12,878)	—
GTECH Latin America Corporation	(696)	—	—
	(32,427)	(42,145)	—

	For the six months ended
	June 30, 2013
	Dividend	Return of	Capital
Name of subsidiary	distribution	capital	contributions
Lotterie Nazionali S.r.l.	(33,601)	(37,354)	—
Northstar New Jersey Lottery Group, LLC	—	—	54,439
	(33,601)	(37,354)	54,439

Acquisition of additional interest in SW Holding S.p.A.

On March 25, 2014, we acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. (“SW”) for cash consideration of €72.2 million. Details of the transaction are as follows (in thousands of euro):

Cash consideration paid to non-controlling shareholders	(72,183)
Transaction costs	(145)
Total cash consideration	(72,328)
Fair value of the call option	(480)
Reduction of equity	(72,808)
Carrying value of interest acquired	(63,751)
Excess charged to retained earnings	(9,057)

In 2010, through its investment in SW, UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l. (“LN”), a majority-owned GTECH subsidiary that holds an instant ticket concession license in Italy. GTECH’s direct and indirect ownership in LN has increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest.

97

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.  Debt

	June 30,	December 31,
(thousands of euros)	2014	2013
Long-term debt, less current portion
2009 Notes (due 2016)	756,604	756,558
Capital Securities	745,131	743,803
2010 Notes (due 2018)	496,556	496,128
2012 Notes (due 2020)	493,370	492,851
Facilities	152,506	150,446
Other	1,488	1,474
	2,645,655	2,641,260

Short-term borrowings
Short-term borrowings	13	851
	13	851

Current portion of long-term debt
Facilities	127,226	125,901
2009 Notes (due 2016)	23,082	2,926
Capital Securities	15,469	46,406
2010 Notes (due 2018)	11,112	24,549
2012 Notes (due 2020)	5,658	14,408
Other	185	306
	182,732	214,496

Total debt	2,828,400	2,856,607

98

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.  Debt (continued)

The key terms of our material borrowings are summarized as follows:

Initial
Borrowing	Principal Amount	Interest Rate (Per Annum)	Maturity
2009 Notes (due 2016)	€750 million	5.375% (a)	December 2016
2010 Notes (due 2018)	€500 million	5.375% (a)	February 2018
2012 Notes (due 2020)	€500 million	3.5% (a)	March 2020
Capital Securities	€750 million	8.25% through March 2016 Six-month EURIBOR + 505 basis points thereafter	March 2066
Term Loan Facility	$700 million	LIBOR + margin	December 2015
Revolving Facilities	€900 million (b)	LIBOR or EURIBOR + margin	December 2015

Debt issuance costs, which are net against amounts borrowed, are amortized to interest expense through the maturity dates with the exception of the Capital Securities that are amortized through April 2016.

(a) subject to adjustment as described below

(b) maximum principal amount

Notes

GTECH S.p.A. issued notes in December 2009, December 2010, and December 2012 which are all unconditionally and irrevocably guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC and Invest Games S.A. (collectively, the “Notes”). The Notes are listed on the Luxembourg Stock Exchange and have received ratings of Baa3 and BBB- by Moody’s Investors Service Inc. and Standard & Poor’s Ratings Services, respectively. GTECH Holdings Corporation, GTECH Rhode Island LLC and Invest Games S.A. are collectively referred to as the “Other Guarantors”.

The Notes may be redeemed by GTECH S.p.A. in whole, but not in part, as follows:

•                  at the greater of 100% of their principal amount together with any accrued interest or at an amount specified in the agreements governing the Notes;

•                  at 100% of their principal amount in the event of certain changes affecting taxation in Italy, the United States or Luxembourg.

Holders of each issuance of the Notes may require GTECH S.p.A. to redeem such issuance in whole or in part at 100% of their principal amount plus accrued interest following the occurrence of certain specified events.

Interest is payable at fixed interest rates that are subject to a 1.25% per annum adjustment in the event of a step up or step down rating change. The adjustment is subject to a 6.625% ceiling and a 5.375% floor for the 2009 and 2010 Notes and a 4.75% ceiling and a 3.5% floor for the 2012 Notes. Interest is payable annually in arrears as follows:

Borrowing	Payment Date
2009 Notes (due 2016)	December 5
2010 Notes (due 2018)	February 2
2012 Notes (due 2020)	March 5

99

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.  Debt (continued)

Capital Securities

GTECH S.p.A. issued Capital Securities in May 2006 which are redeemable at maturity, at par value after March 31, 2016, or at any interest payment date thereafter, upon the occurrence of certain tax events, through open market purchases, by public cash tender offer or if a change of control event occurs. The Capital Securities are listed on the Luxembourg Stock Exchange and have received ratings of Ba2 and BB by Moody’s Investors Service Inc. and Standard & Poor’s Ratings Services, respectively.

Interest is payable annually at a fixed interest rate through March 31, 2016 and thereafter has a variable interest rate payable semi-annually.

The terms of the Capital Securities allow GTECH S.p.A. to optionally defer interest payments and mandates deferral of interest payments if GTECH S.p.A. is in breach of the coverage ratio as defined in the agreement. Under certain specified circumstances, GTECH S.p.A. is required to settle deferred interest payments with cash and in some circumstances from the proceeds of an issue, offer and sale of equity. GTECH S.p.A. paid €61.9 million of interest on the Capital Securities in the first six months of 2014 and 2013.

GTECH S.p.A. is required to authorize the issuance of ordinary shares in accordance with a resolution approved by its shareholders. At each annual general meeting, the value of the ordinary shares authorized for issuance must be at least equivalent to the interest payments due during the following two-year period. As of December 31, 2013, the authorization was in place for the issuance of capital up to €125 million. Interest payments over the next two years are approximately €124 million.

Facilities

We have the following unsecured and unsubordinated facilities:

Facility	Borrower

$700 million term loan (the “Term Loan Facility”)	GTECH Corporation
€500 million multi-currency revolving credit facility (“Revolving Facility A”)	GTECH Corporation
€400 million multi-currency revolving credit facility (“Revolving Facility B”)	GTECH S.p.A.

Revolving Facility A and Revolving Facility B are collectively referred to as the “Revolving Facilities” and the Term Loan Facility and the Revolving Facilities are collectively referred to as the “Facilities”.

The Term Loan Facility and Revolving Facility A are fully and unconditionally guaranteed by GTECH S.p.A. and the Other Guarantors. Revolving Facility B is fully and unconditionally guaranteed by GTECH Corporation and the Other Guarantors.

Principal payments remaining under the Term Loan Facility are as follows:

		June 30, 2014
(in thousands)	dollars	euro equivalent
2014	175,000	128,130
2015	210,000	153,756
	385,000	281,886

100

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.  Debt (continued)

Interest is generally payable between one and six months in arrears at a variable interest rate plus a margin based on our ratio of total net debt to earnings before interest, taxes, depreciation and amortization, and our senior unsecured long-term debt rating. At June 30, 2014, the effective interest rate on the Facilities was 1.23%.

Certain other fees are payable quarterly as follows:

Fee	Terms

Facility	37.5% of margin per annum on the total available commitment under the Revolving Facilities

Utilization	Between 0% and 0.4% per annum based on the average daily amount outstanding under the Revolving Facilities

The agreement for the Facilities contains, among other terms:

•                  covenants with respect to maintenance of certain financial ratios;

•                  limitations on acquisitions;

•                  limitations on the repayment, cancellation, redemption, purchase and repurchases of the Capital Securities; and

•                  limitations on dividends.

Violation of these terms may result in the full principal amounts of the Facilities being immediately payable upon written notice. At June 30, 2014 and December 31, 2013, we were in compliance with all covenants and limitations.

Letters of Credit

In connection with certain customer contracts, we are required to issue letters of credit for the benefit of certain customers that primarily secure our performance under the customer contracts.

	Letters of Credit Outstanding
	Outside the	Under the
	Revolving	Revolving		Weighted Average
(thousands of euros)	Facilities	Facilities	Total	Annual Cost

June 30, 2014	651,317	1,155	652,472	0.94%
December 31, 2013	689,602	1,194	690,796	1.05%

101

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.  Other liabilities (non-current and current)

	June 30,	December 31,
(thousands of euros)	2014	2013
Other non-current liabilities
Deferred revenue	35,288	42,595
Staff severance fund	7,952	7,888
Contingent liabilities related to GTECH Corporation acquisition	7,086	7,395
Other	2,720	4,220
	53,046	62,098

	June 30,	December 31,
(thousands of euros)	2014	2013
Other current liabilities
Accrued expenses	95,028	93,204
Minimum revenue guarantee	60,038	30,455
Employee compensation	59,253	80,554
Taxes other than income taxes	52,563	72,560
Deferred revenue	43,438	56,738
Advance payments from customers	13,484	12,252
Advance billings	8,919	7,975
Other	11,488	8,002
	344,211	361,740

In June 2014 and June 2013, we recorded current liabilities of $40 million and $42 million, respectively, related to the minimum revenue guarantee in the State of Illinois. See Note 28 for additional information.

19. Raw materials, services and other costs

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013

Operating expenses	186,412	183,355	378,379	376,951
Outside services	59,879	49,773	118,640	105,663
Cost of product sales	40,982	49,070	70,951	89,774
Consumables	27,905	32,037	57,081	65,136
Insurance, miscellaneous taxes and other	23,782	25,011	52,412	51,690
Occupancy	16,867	13,282	31,365	27,816
Telecommunications	12,256	15,542	27,666	30,022
Travel	6,734	8,401	12,420	15,893
Write-down of inventories	291	123	599	214
	375,108	376,594	749,513	763,159

102

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.  Personnel

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013

Payroll	102,912	105,532	203,307	203,985
Statutory benefits	10,993	12,052	22,168	23,585
Incentive compensation	9,930	10,923	20,422	22,087
Company benefits	8,624	8,635	16,697	16,402
Share-based payment (Note 26)	2,071	2,624	3,689	4,932
Net benefits for staff severance fund	1,055	1,450	2,205	2,205
Other	2,567	2,690	4,532	4,640
	138,152	143,906	273,020	277,836

The Company’s worldwide employees are comprised of the following personnel:

	Number of employees
	As of
	June 30,	December 31,	2014
Personnel Description	2014	2013	Average

Executives	497	485	495
Middle Management	1,265	1,240	1,249
All Other Permanent Employees	6,807	6,721	6,741
Employees with Temporary Employment Contracts	249	137	186
	8,818	8,583	8,671

21. Depreciation

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013

Systems, equipment and other assets related to contracts, net (Note 6)	53,654	58,551	112,338	116,478
Property, plant and equipment, net (Note 7)	3,379	2,833	6,665	6,351
	57,033	61,384	119,003	122,829

103

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.  Amortization

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013

Intangibles amortization recognized in:
Amortization expense	50,518	46,691	99,540	93,339
Service revenue (contra-revenue)	22	22	44	45
	50,540	46,713	99,584	93,384

23.  Interest expense

The Company incurred interest expense on the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013

Capital Securities	(16,133)	(16,133)	(32,266)	(32,266)
2009 Notes (due 2016)	(9,316)	(9,327)	(18,630)	(18,714)
2010 Notes (due 2018)	(6,934)	(6,922)	(13,866)	(13,842)
2012 Notes (due 2020)	(4,636)	(4,626)	(9,269)	(9,250)
Facilities	(2,393)	(2,948)	(4,735)	(5,467)
Other	(1,385)	(546)	(2,628)	(1,085)
	(40,797)	(40,502)	(81,394)	(80,624)

See Note 17 for details of the debt related components.

104

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24.  Income tax

The significant components of income tax expense are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013
Current
Italy	38,090	30,852	79,145	72,234
Foreign	5,161	4,442	9,907	8,921
Total Current	43,251	35,294	89,052	81,155

Deferred
Italy	1,633	3,796	3,626	7,694
Foreign	692	10,596	9,546	20,902
Total Deferred	2,325	14,392	13,172	28,596
Income tax expense	45,576	49,686	102,224	109,751

25.  Components of other comprehensive income

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013

Cash flow hedges:

Gains (losses) arising during the period	210	(139)	94	2,870

Reclassification adjustments for (gains) losses included in the income statement	806	(447)	1,261	(700)
	1,016	(586)	1,355	2,170

105

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26.  Share-based payments

Stock options and restricted shares are granted annually to key employees of the Company as approved by the Board of Directors under two types of equity-settled share-based payment plans as described below.

Stock Option Plans

The Company grants stock options under a performance based plan with an exercise price that is equal to the average price of GTECH S.p.A.’s ordinary shares one month prior to the grant date. The maximum term of an option is six years (eight years for plans prior to 2009) and there are no cash settlement alternatives.

Restricted Share Plans

The Company grants restricted shares under a performance based plan and recipients of the shares do not pay any cash consideration for the shares. The maximum term of the shares is five years and they may be settled in cash at the Company’s option. The Company does not have a past practice of cash settlement and does not plan to cash settle shares in the future.

The stock options and restricted shares vest subject to the satisfaction of the following:

•                  Performance conditions related to the Company’s EBITDA (earnings before interest, taxes, depreciation and amortization) over a three-year period;

•                 Performance conditions related to the Company’s net financial position at the end of the three-year period; and

•                  The employees remaining in service to the Company

Stock options and restricted shares partially vest upon achievement of 90% or more of the performance conditions and if the performance conditions are not met, they are forfeited.

Expense charged to the income statement

The expense recognized during the period arising from employee share-based payment plans and included in personnel in our interim condensed consolidated income statement was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013

Performance based stock options	463	690	927	1,319
Performance based restricted shares	1,608	1,934	2,762	3,613
	2,071	2,624	3,689	4,932

106

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

27. Related party disclosures

	June 30,	December 31,
(thousands of euros)	2014	2013
Accounts receivable
De Agostini Group	22,365	23,783
Ringmaster S.r.l.	66	247
	22,431	24,030

Accounts payable
De Agostini Group	74,356	89,781
Ringmaster S.r.l.	4,662	2,399
	79,018	92,180

	For the three months ended		For the six months ended
	June 30,		June 30,
(thousands of euros)	2014	2013	2014	2013
Service revenue and product sales
Ringmaster S.r.l.	220	72	275	138
De Agostini Group	219	(8)	225	14
	439	64	500	152

Raw materials, services and other costs
Ringmaster S.r.l.	780	1,472	2,620	3,902
De Agostini Group	171	1,217	890	2,429
Assicurazioni Generali S.p.A.	698	631	1,347	1,262
	1,649	3,320	4,857	7,593

107

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

27.  Related party disclosures (continued)

De Agostini Group

GTECH S.p.A. is majority owned by De Agostini S.p.A. Outstanding accounts receivable balances from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) at June 30, 2014 and December 31, 2013 are non-interest bearing.

On May 8, 2013, GTECH S.p.A. entered into a framework agreement with De Agostini S.p.A whereby De Agostini S.p.A. may make short-term loans to GTECH S.p.A. and GTECH S.p.A. may deposit cash with De Agostini S.p.A. on a short-term basis. Any such transactions will be in compliance with existing third party loan covenants and concluded on an arm’s length basis.

	As of June 30, 2014
	Amounts	Maximum
(thousands of euros)	Outstanding	Outstanding

Loans	—	134,118
Deposits	—	23,000

The maximum amount of loans that can be outstanding is equal to 5% of the lesser of consolidated net equity and current market capitalization.

Ringmaster S.r.l.

The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the interactive gaming business. During the first half of 2014, Ringmaster S.r.l. provided software development services to the Company totaling €2.0 million which were capitalized to intangible assets, net in our interim condensed consolidated statement of financial position.

CLS-GTECH Company Limited

The Company has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), which is accounted for using the equity method of accounting. CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) owns approximately 3% of the Company’s outstanding shares at June 30, 2014. Generali is a related party of the Company as the Chairman of the Company’s Board of Directors also serves on Generali’s Board of Directors. The Company leases its headquarters facility in Rome, Italy from a wholly-owned subsidiary of Generali.

L-Gaming S.A.

Lottomatica International Greece S.r.l., which is 84% owned by GTECH S.p.A., has a 50% interest in L-Gaming S.A., a joint venture that is accounted for using the equity method of accounting. L-Gaming S.A., which is expected to participate in the gaming machine market in Greece, was not active at June 30, 2014.

108

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

28.  Commitments and contingencies

Commitments

Acquisitions in the Italy segment

The Company has made a number of acquisitions in the Italy segment consisting of strategic investments to exploit growth opportunities in the Sports Betting and Machine Gaming markets. Some of these acquisitions include provisions for the payment of contingent consideration if certain wager or network performance conditions are achieved. No contingent consideration was paid during the first six months of 2014 or 2013. If the performance conditions continue to be achieved, the Company expects to pay the following additional amounts:

	June 30,
(thousands of euros)	2014	2013

Within one year	722	461
After one year but not more than five years	472	1,057
	1,194	1,518

CLS-GTECH Company Limited

The Company has a capital commitment to CLS-GTECH in the form of a non-interest bearing promissory note to be repaid at the discretion of the CLS-GTECH board of directors. At June 30, 2014, the outstanding commitment was US$3.8 million (€2.8 million at the June 30, 2014 exchange rate), which is included in current financial liabilities in our interim condensed consolidated statement of financial position.

Yeonama Holdings Co. Limited

In December 2013, the Company invested €19.8 million in Yeonama Holdings Co. Limited (“Yeonama”), a shareholder in Emma Delta Limited (“Emma Delta”), the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator. At June 30, 2014, the Company had a commitment to invest up to an additional €10.2 million in Yeonama, representing a total potential €30 million investment, or an approximate 5% indirect minority interest in Emma Delta.

109

GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

28.  Commitments and contingencies (continued)

Guarantees and indemnifications

Northstar Lottery Group, LLC

In January 2011, Northstar Lottery Group, LLC (“Northstar”), a consortium in which GTECH Corporation holds an 80% controlling interest, entered into a 10-year agreement (the “Illinois Agreement”), subject to early termination provisions, with the State of Illinois, acting through the Department of the Lottery (as the statutory successor to the Department of Revenue, Lottery Division (the “State”)). Under the Illinois Agreement, Northstar, subject to the State’s oversight, manages the day-to-day operations of the lottery and its core functions.

The State may terminate the Illinois Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of Northstar not approved by the State, (c) under an “Event of Default” (as such term is defined in the Illinois Agreement) by Northstar, or (d) in the event that Net Income Shortfall (as defined below) is more than 10% of the applicable Net Income Targets (as defined below) for any consecutive two contract year period, or any three contract years in a five contract year period. Should the State terminate the Illinois Agreement for convenience, the State would be obligated to pay Northstar a termination fee based on the terms outlined in the Illinois Agreement. Northstar may also terminate the Illinois Agreement under limited circumstances, as described in the Illinois Agreement.

As compensation for its management services, Northstar receives reimbursement of certain operating expenses, which is recorded as service revenue in the interim condensed consolidated income statement. Northstar is also entitled to receive annual incentive compensation to the extent the net income earned by the State in a given fiscal year (as adjusted for certain expenses that the State has agreed to retain; hereinafter “Adjusted Net Income”) exceeds the State established net income levels (“Net Income Levels”) for such fiscal year. Under the terms of the Illinois Agreement, Northstar may request adjustments to Net Income Levels and Net Income Targets (as defined below) in the event that the State acts (or fails to act) in a manner the effect of which is reasonably expected to have a material adverse effect on the State’s Adjusted Net Income and Northstar’s ability to earn and collect incentive compensation. The State may also request adjustments to Net Income Levels and Net Income Targets should there be a material change in the gaming environment.

In its bid, Northstar guaranteed the State a minimum level of Adjusted Net Income (“Net Income Targets”) for each fiscal year of the Illinois Agreement commencing with the State’s fiscal year ended June 30, 2012. Northstar has proposed to the State Net Income Targets for each of the first eight fiscal years of the Illinois Agreement, with the remaining two fiscal years to be proposed during the State’s and Northstar’s annual budget process. As described above and pursuant to the terms of the Illinois Agreement, Northstar may request adjustments to Net Income Levels and Net Income Targets. Under the terms of the Illinois Agreement, to the extent that Adjusted Net Income in a given fiscal year falls short of the Net Income Target in such fiscal year (such shortfall, a “Net Income Shortfall”), the Illinois Agreement provides a formula to determine the amount that Northstar owes the State (“Shortfall Payment”).

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28.  Commitments and contingencies (continued)

The incentive compensation Northstar may earn can be reduced by a Shortfall Payment in the event Northstar’s performance does not achieve the Net Income Target it has guaranteed. For each fiscal year, Northstar may receive from the State incentive compensation net of Shortfall Payments (“Net Incentive Compensation”) or Northstar will pay the State a Shortfall Payment net of any incentive compensation earned (“Net Shortfall Payment”). The annual Net Incentive Compensation or the Net Shortfall Payment may not exceed 5% of Adjusted Net Income for such fiscal year.

The Illinois Agreement provides for a resolution process to resolve disputes between Northstar and the State. In November 2012, Northstar and the State received a final determination from a third-party neutral for certain disputes. The third party neutral’s final determination entitled Northstar to several downward adjustments to Net Income Targets totaling $28.4 million (€20.8 million at the June 30, 2014 exchange rate) for the State’s fiscal year ended June 30, 2012 and $2.9 million (€2.1 million at the June 30, 2014 exchange rate) for the State’s fiscal year ended June 30, 2013. Under the terms of the Illinois Agreement, any adjustment by a third-party neutral that is less than 5% of Net Income Targets, as is the case with each of these adjustments, is binding on the parties. Other matters that could impact Net Income Levels and Net Income Targets identified by the parties are yet to be resolved.

A fundamental disagreement exists between Northstar and the State regarding the methodology used by the State to calculate Net Income. The State’s methodology to calculate Net Income remains unclear and is inconsistent with the methodology used by the Lottery’s independent auditors in the audited financial statements. As a result of such disagreement, on August 16, 2013, Northstar formally requested a downward adjustment to each of the Net Income Levels and Net Income Target for fiscal year 2012. This was one of the several adjustments that will be part of the non-binding mediation process referred to below.

In addition to the above disputes, Northstar has proposed several additional downward adjustments to the Net Income Levels and/or Net Income Targets in multiple fiscal years for various State actions, each of which Northstar believes is reasonably expected to have a material adverse effect on the Adjusted Net Income and Northstar’s ability to earn and collect incentive compensation. Further, the State has proposed several upward adjustments to the Net Income Levels and the Net Income Targets for each of the first five fiscal years of the Illinois Agreement for what the State believes are material changes in the gaming environment. The parties attempted to resolve the adjustments through the non-binding mediation process contemplated by the Illinois Agreement. The parties met in November 2013 with a mediator in an attempt to resolve outstanding differences but no agreement was reached. The parties continue to discuss a potential resolution of the unresolved downward and upward adjustments. If the parties remain unsuccessful, then resolution of the unresolved adjustments are subject to the determination of an independent third party neutral.

Despite the matters to be resolved, Northstar’s best estimate of its Net Shortfall Payment obligations to the State as of June 30, 2014 related to the first three fiscal years of the Illinois Agreement is $82 million (€60.0 million at the June 30, 2014 exchange rate). This amount is included in other current liabilities, with an offset to other non-current assets, in our interim condensed consolidated statement of financial position. We consider the offset to the Net Shortfall Payment obligation to be an asset as it is a cost incurred directly related to the future benefits of the contract. We amortize the other non-current asset against service revenue over the contract term. We will continue to revise our estimate of the Net Shortfall Payment obligations until the unresolved matters are determined.

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28.  Commitments and contingencies (continued)

As stated above, a fundamental disagreement exists between Northstar and the State regarding several unresolved disputes. The State claims that Northstar’s Net Shortfall Payment obligation for the State’s fiscal year 2012 is $21.8 million. Northstar strongly disagrees with the State’s assessment, including the methodology used in certain of its Adjusted Net Income calculations. If Northstar is successful in its claims for adjustments, based on Northstar’s interpretation of the Illinois Agreement, Northstar believes that the Adjusted Net Income for the State’s fiscal year 2012 could materially recover the amount claimed by the State. However, on August 1, 2013, the State submitted written notification to Northstar that the State would offset the amount owed against outstanding payables to Northstar pursuant to the Illinois Agreement. Subsequently, on August 8, 2013, the State offset the $21.8 million against its payment to Northstar. On March 11, 2014, the State submitted written notification to Northstar stating that Northstar’s Net Shortfall Payment obligation for the State’s fiscal year 2013 is $38.6 million, and the State has offset this amount against outstanding payables to Northstar. The State provided no explanation as to the methodology used for determining Net Income to arrive at such Net Shortfall Payment amount. Northstar believes that the State’s calculation for fiscal year 2013 results in a Net Shortfall Payment limited to 5% of Adjusted Net Income. Northstar believes that the combined amounts of the expected settlement for the State’s fiscal year 2012, 5% Net Shortfall Payment for the State’s fiscal year 2013, and estimated Net Shortfall for the State’s fiscal year 2014 result in a combined Net Shortfall of $82M.

In addition, Northstar’s net income for each of the two most recent contract years is more than ten percent (10%) less than the Net Income Target in such contract years. As a result of such Net Income Shortfalls, the State has the right to terminate the Illinois Agreement. Northstar believes that if the State were to attempt to exercise this right to terminate the Illinois Agreement, Northstar would be entitled to significant damages.

GTECH Indiana, LLC

In October 2012, GTECH Indiana, LLC (“GTECH Indiana”), a wholly-owned subsidiary of GTECH Corporation, entered into a 15-year agreement (the “Indiana Agreement”), with the State Lottery Commission of Indiana (the “State”) that ends June 30, 2028, subject to early termination provisions, with transition services that commenced immediately, and with full services that began on July 1, 2013. Under the Indiana Agreement, GTECH Indiana manages the day-to-day operations of the lottery and its core functions subject to the State’s control over all significant business decisions. The Indiana Agreement may be extended through June 30, 2038, with such extensions based on economic performance metrics identified in the Indiana Agreement.

The State may terminate the Indiana Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of GTECH Indiana not approved by the State, (c) under an event of default by GTECH Indiana, or (d) in the event that Net Income Shortfalls (as defined below) equal more than 10% of the applicable Bid Net Income (as defined below) for any consecutive two contract year periods, or any three contract years in a five contract year period. Should the State terminate the Indiana Agreement for convenience, the State would be obligated to pay GTECH Indiana a termination fee based on the terms outlined in the Indiana Agreement. GTECH Indiana may also terminate the Indiana Agreement under limited circumstances, as described in the Indiana Agreement.

Commencing with the contract year starting July 1, 2013, to the extent that the actual net income earned by the State each year exceeds the net income guaranteed by GTECH Indiana for such year (“Bid Net Income”), GTECH Indiana will earn incentive compensation for each dollar in excess of Bid Net Income, up to an annual maximum of 5% of the actual net income earned by the State in such contract year. In the event actual net income is less than Bid Net Income in a contract year (“Net Income Shortfall”), GTECH Indiana will be required to pay the State for such Net Income Shortfall, provided that the Net Income Shortfall payment may not exceed 5% of Bid Net Income in such contract year.

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28.  Commitments and contingencies (continued)

GTECH Indiana receives reimbursement for certain costs in connection with the Indiana Agreement, including those related to managing the lottery such as its personnel costs and other overhead expenses, as well as lottery expenses incurred by GTECH Indiana for fees paid to subcontractors for the provision of goods and services. These reimbursements are recorded as service revenue in the interim condensed consolidated income statement.

As of June 30, 2014, management’s best estimate is that the financial impact of a Net Income Shortfall is not material, and therefore the Company has not recorded any amounts in its interim condensed consolidated financial statements related to the guarantee.

Northstar New Jersey Lottery Group, LLC

On June 20, 2013, Northstar New Jersey Lottery Group, LLC (“Northstar NJ”), a consolidated joint venture in which GTECH Corporation indirectly holds an approximate 41% interest, entered into an agreement (the “New Jersey Agreement”) with the State of New Jersey (the “State”), Department of the Treasury, Division of Purchase and Property and Division of Lottery (the “Division of Lottery”), which ends June 30, 2029, subject to early termination provisions, with transition services commencing immediately, and with base services that began on October 1, 2013. Under the New Jersey Agreement, Northstar NJ manages a wide range of the Division of Lottery’s marketing, sales and related functions, which is subject to the Division of Lottery’s continuing control and oversight over the conduct of lottery operations.

The State may terminate the New Jersey Agreement early under several scenarios such as (a) for convenience with a 90 day notice, (b) for a change in control of Northstar NJ not approved by the State, (c) under an event of default by Northstar NJ, or (d) in the event that Net Income Shortfalls (as defined below) equal more than 10% of the applicable net income targets (as defined below) for any consecutive two contract year periods, or any three contract years in a five contract year period. Should the State terminate the New Jersey Agreement for convenience, the State would be obligated to pay Northstar NJ a termination fee based on the terms outlined in the New Jersey Agreement. Northstar NJ may also terminate the New Jersey Agreement under limited circumstances, as described in the New Jersey Agreement.

To the extent that the net income earned by the Division of Lottery each year exceeds the base level income for such year set by the Division of Lottery, Northstar NJ will earn incentive compensation that is awarded based on various levels of performance, up to an annual maximum of 5% of the actual net income earned by the Division of Lottery in such year. The incentive compensation that Northstar NJ may earn in an applicable year under the New Jersey Agreement could be reduced by a Net Income Shortfall (defined below) in the event Northstar NJ’s performance does not achieve the net income target it guaranteed for the applicable year. Northstar NJ will be responsible for payments to the Division of Lottery, based on a formula provided by the New Jersey Agreement, should the net income targets set forth in Northstar NJ’s bid not be achieved (a “Net Income Shortfall”), and to the extent that such Net Income Shortfall amounts exceed incentive compensation earned by Northstar NJ in such contract year, with any such payment further subject to a cap of 2% of the applicable contract year’s actual net income (a “Net Income Shortfall Payment”). Further, over the term of the New Jersey Agreement, Northstar NJ has a credit of up to $20 million (€14.6 million at the June 30, 2014 exchange rate), which is available to offset any Net Income Shortfall Payment due to the Division of Lottery.

Northstar NJ receives reimbursement monthly for certain manager and operating expenses, including personnel costs and other overhead expenses. Certain costs, which include fees to subcontractors, including GTECH Corporation (for online and instant ticket services to be provided to Northstar NJ) and Scientific Games International, Inc. (for instant ticket and other related services to be provided to Northstar NJ), are also reimbursed to Northstar NJ by the State. Third-party reimbursements are recorded as service revenue in the interim condensed consolidated income statement.

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28.  Commitments and contingencies (continued)

Northstar NJ made a $120 million (€91.7 million at the acquisition date) payment to the Division of Lottery upon execution of the New Jersey Agreement, and it has committed to ensuring that 30% of total revenues accruing from lottery ticket sales will be transferred to State institutions and State aid for education on an annual basis. The 2% downside cap and $20 million (€14.6 million at the June 30, 2014 exchange rate) credit set forth above are not applicable with respect to Northstar NJ’s 30% contribution requirement.

As of June 30, 2014, management’s best estimate, based on unaudited results, is that the impact of a Net Income Shortfall will result in the use of $14.2 million (€10.4 million at the June 30, 2014 exchange rate) of Northstar NJ’s $20 million credit, and therefore the Company has not recorded any amounts in its interim condensed consolidated financial statements related to the guarantee.

Loxley GTECH Technology Co., LTD guarantee

The Company has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a de minimis value. LGT is a joint venture that was formed to provide an online lottery system in Thailand.

At June 30, 2014, the Company guaranteed, along with the 51% shareholder in LGT, performance bonds from trade finance facilities made to LGT by an unrelated commercial lender. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company’s guarantee obligation. At June 30, 2014, the maximum amount guaranteed and outstanding is Baht 375 million (€8.5 million).

Commonwealth of Pennsylvania indemnification

GTECH Corporation will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of GTECH Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

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29.  Litigation

Italy Segment

1.  Lotto Game Concession: Lottomatica/AAMS Arbitration — Stanley International Betting Limited Appeal

Arbitration Lottomatica (GTECH S.p.A.)/AAMS

Pursuant to the arbitration clause set out in article 30 of the Lotto Concession, on January 24, 2005 GTECH S.p.A. (hereinafter, “GTECH”), then named Lottomatica Group S.p.A., initiated an arbitration proceeding to ascertain the effective initial date of said Concession. GTECH asked the Board of Arbitrators to ascertain and state that the initial starting date of the Lotto Concession was June 8, 1998 (the date on which the European Commission in Brussels notified the Italian Government that the infringement procedure no. 91/0619 was closed) and that, as a result, the final expiration date of the Lotto Concession is June 8, 2016. GTECH’s conclusion had been confirmed by an opinion given by Professor Guarino and declared in the 2001 GTECH Listing Prospectus.

The Arbitration Award issued by the Board of Arbitrators accepted GTECH’s request by lodging its award on August 1, 2005 stating that the Lotto Concession became operative only once the infringement procedure initiated by the European Commission was closed. In addition the Board of Arbitrators stated that during the European Litigation there was a so-called stand still period and that the approval by the European Commission was a so-called “condicio juris”. AAMS (now Agenzia delle Dogane e dei Monopoli) (“ADM”) challenged the Arbitration Award before the Rome Court of Appeal (pursuant to art. 828 of the Italian code of civil procedure).

Stanley International Betting Limited (“Stanley”) intervened in the appeal, seeking the annulment of the Arbitration Award issued on August 1, 2005.

On March 6, 2012, the Rome Court of Appeal rejected the appeal presented by ADM against the arbitration award of August 1, 2005. The Court also declared Stanley’s appeal not admissible.

On May 29, 2012, ADM notified GTECH of its appeal before the Supreme Court of Cassation seeking the annulment of the ruling issued by the Rome Court of Appeal. The ADM appeal is based on the assumption that such ruling would be invalid for lack of motivation because the Court of Appeal, rejecting all arguments filed by ADM, failed to explain the grounds of its judgment.

In addition, on May 28, 2012, Stanley provided notice of its appeal before the Supreme Court of Cassation, asking for the annulment of the part of the ruling issued by the Rome Court of Appeal that ordered Stanley to pay, jointly and severally with ADM, the litigation costs, and of the part of the ruling that declared inadmissible Stanley’s intervention in the judgment.

GTECH filed its defense against the ADM and Stanley appeals, seeking that they be found inadmissible and groundless and asking the Supreme Court of Cassation to confirm the Court of Appeal ruling. GTECH also filed an appeal asking the Court of Cassation for a new examination of the declaration of nullity of the Court of Appeal ruling for delay in serving. On February 3, 2014 by decision n. 2323/14, the Supreme Court of Cassation definitively rejected all of ADM’s arguments and declared inadmissible Stanley’s intervention in the judgment.

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29.  Litigation (continued)

Stanley International Betting Limited Appeal

On June 18, 2007 Stanley served upon ADM and GTECH a summons before TAR of Lazio seeking the annulment and/or the non-application of the note of April 19, 2007, as well as the related deeds of the Lotto Concession, in connection with which ADM had rejected the request of the plaintiff’s co-management of the service of the Lotto. Similar summons were also served by Sisal S.p.A., which also intervened in the appeal of Stanley Betting. GTECH appeared in the proceeding and demanded the dismissal of appeals.

TAR of Lazio rejected the two appeals for procedural reasons. Notice of the judgment of the TAR of Lazio was provided by GTECH to both Sisal and Stanley on June 24, 2010. Stanley Betting appealed against the decision before the Council of State (Consiglio di Stato) and GTECH appeared in the proceeding while Sisal did not, and so for that company the term for the appeal expired on October 8, 2010 (60 days from notification). The decision is now final for Sisal.

Stanley’s appeal was discussed before the Council of State at a hearing on December 4, 2012. In the ruling lodged on January 7, 2013, the Council of State rejected the appeal filed by Stanley, stating that the note of April 2007 was not an administrative deed and, therefore, was per se not challengeable.  The Council of State also decided to postpone its definitive decision regarding the renewal of the Lotto Concession until after the decision of the Supreme Court of Cassation on the term of the Lotto Concession, giving the parties a term of sixty (60) days to resume the trial in the Council of State after the decision of the Court of Cassation. (See the previous discussion of GTECH’s appeal.) After the elapse of the deadline given by the Council of State, GTECH has submitted a request for the declaration of the closure of the judgment due to the fact that the same was not resumed on time. With decree n. 497/2014, the trial was declared closed but on June 18th, 2014 Stanley Betting filed an appeal against the same decree. The hearing date has not yet been set.

Stanley has also presented an administrative appeal before the President of the Republic (Ricorso straordinario al Capo dello Stato) against ADM decrees of January 23, 2013 and March 14, 2013 regarding the introduction of remote collection of Lotto, based on the same issues and bases of the appeal on illegitimacy of the Lotto concession renewal. On July 12, 2013, GTECH requested a discussion of this administrative appeal before the administrative judge with a specific act of notice to ADM and Stanley. Stanley has resumed the appeal before TAR Lazio but the hearing date has not yet been set.

2. “LAS VEGAS” Instant Lottery Petition

Non-winning “Las Vegas” instant lottery (Scratch & Win) tickets have been presented to the Consorzio Lotterie Nazionali (“Consorzio”), currently in liquidation, for payment starting in April 2006.

As of June 30, 2014 the outstanding petitions and requests for injunctive payments for alleged prizes and liquidated damages are approximately € 3.1 million. The litigation proceedings pending before the court of Messina have been settled without any charges for Consorzio. There have also been numerous requests for out-of-court payments with the same demand.

The claims are related to:

a)                           Payment of prizes for non-winning tickets. In particular, the players claim that, according to their interpretation of the Rules of the games established by Decree of the Ministry of Economy and Finance dated February 16, 2005, the amounts corresponding to the prizes listed in the various areas of the game tickets are to be paid every time the cards from 10 to K appear assuming that these cards have the same value.

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29.  Litigation (continued)

b)             Requests for damages, since the Consorzio, following the bulk of the judgments undertaken by players referred to in subparagraph a) has released a series of tickets bearing the words “The card K, Q, J, A have different scores” and so changing the rules.

The Consorzio filed its appeals against the unfavorable rulings and many of the appeal judgments were already issued in favor of the Consorzio by the Courts, overruling the first degree judgments made by the “Judges of the Peace” and ordering the reimbursement of the sums paid by the Consorzio. The Consorzio has initiated the procedures necessary for the recovery of said sums.

3. TOTOBIT — Navale Assicurazione Arbitration

Totobit Informatica Software e Sistemi S.p.A. (“Totobit”), a subsidiary of GTECH S.p.A., within the scope of its business activities enters into contracts regarding IT services (cellular phone top-ups) with third party retailers.

On January 23, 2002 Totobit executed with Navale Assicurazioni S.p.A. an insurance policy in order to guarantee the fulfillment of payment obligations of the retailers under the corresponding contracts regarding the above mentioned activities performed by the retailers. The insurance policy had a 3 year duration starting from January 28, 2002. According to the policy provisions, any breach on the part of the retailers shall be reported by Totobit to Navale Assicurazioni within and not later than 3 months of the policy’s annual expiration; the guarantee outside this deadline would no longer be valid.

On November 22, 2004 Navale Assicurazioni sent Totobit a notice informing the same that the policy would be terminated effective as of January 28, 2005, thus refusing the settlement of claims allegedly reported late by Totobit for a total of €1.5 million. In view of said missed payment, the arbitration proceeding was initiated on November 8, 2005 by Totobit.

The Arbitration Board approved the expert witness Mr. Enrico Proia to make a technical-accounting review of the documents produced by Totobit on request by Navale Assicurazioni.

On January 22, 2007 the Arbitration Award partly accepted the requests made by Totobit and ruled Navale Assicurazioni S.p.A. to pay the sum of €239,811.66. The amount referred exclusively to enforcement actions prior to April 28, 2005. The Arbitration Award partly accepted the counterclaim of Navale Assicurazioni S.p.A. regarding some requests of payment made by Totobit and for this reason ordered Totobit to pay the sum of €200,654.19.

Totobit and its counsels filed the appeal against the arbitration award. At the June 6, 2008 hearing the Court of Appeals of Rome set the pre-trial evidentiary hearing to November 18, 2011. Due to the replacement of the reporting judge, the hearing was postponed to January 25, 2013 and then again April 11, 2014. The parties are now awaiting the Court’s decision.

4. Administrative Procedures on the Setting-Up and Operation of a Screen-Based Gaming Management Network

On June 1, 2007, the Regional Public Prosecutor of the Government Audit Department (Corte dei Conti) served Lottomatica Videolot Rete S.p.A. (“Videolot”) and all other nine concessionaires, an invitation to submit their briefs with regard to an investigation on possible damages to the State Treasury.

The Regional Prosecutor contested that Videolot, in conjunction with some ADM officials, inaccurately did not fulfill a number of obligations relating to the concession and failed to comply with certain service levels.

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29.  Litigation (continued)

The damage to the State Treasury supposedly caused by Videolot, in conjunction with said ADM officials, was alleged to add up to approximately €4.0 billion.

On January 8, 2008, the Regional Public Prosecutor for the Audit Department served notice to Videolot regarding the charges brought forth which partially reduced the penalties to approximately €3 billion.

On February 17, 2012 the Audit Government Department, Lazio Regional Office, handed down the first ruling against all 10 Italian gaming machine concessionaires. The Audit Department quantified Videolot’s responsibility at €100 million.

On May 4, 2012, Videolot filed its appeal against the court ruling (which appeal suspends the ruling by law), requesting its annulment for the same reasons presented in the appeal against the partial decision mentioned above and because the ruling did not take into consideration numerous and essential elements contained in the report filed by Digit PA favorable to the concessionaires. Further, the ruling, according to Videolot, did not give any evidence of loss of revenue for the State because Videolot has always consistently stated and demonstrated the full compliance of its business and operations management and has always paid Prelievo Erariale Unico (“PREU”), a tax on gaming.

On October 15, 2013, Videolot filed a request of settlement according to the emergency decree n. 102/2013. At the October 30th hearing, the Court decided to accept the request filed by Videolot by increasing the amount due to 30% (the maximum amount allowed by law), with a deadline for payment set on November 15, 2013. The decision was published on November 4th.

On October 29, 2013, the emergency decree was converted into law with amendments allowing a settlement by paying an amount equal to 20% of the first decree ruling, provided that the settlement request was submitted together with the payment confirmation before November 4th and that the Court decision had already been issued and was positive. Considering the above, Videolot submitted a new request asking for settlement at 20%. The case was decided at a hearing on November 8, 2013, at which the Court rejected the new request for settlement and confirmed the previous one rendered on October 30, 2013, setting the date for final closure of the judgment on January 31, 2014. At this final hearing, the Court, having checked the correctness of the payment, declared the closure of the judgment with decision n. 52/2014 on February 7, 2014. With regard to the total €30 million paid for the settlement as explained above, Videolot considered such a settlement amount deductible for tax purposes. Given the specific nature of such settlement, Videolot received an external third party legal opinion which substantially confirmed its position.

In parallel with the proceedings before the Audit Department, Videolot also filed appeals before the administrative judge against ADM’s request regarding penalties for the failure to comply with the obligations to complete the activation of the online network and the failure to comply with service levels (the first 3 penalties), asking for an amount equal to €10,140,448.44.

The TAR of Lazio dismissed the motions filed by Videolot on November 30, 2009 and in January 2010 Videolot filed the appeal before the State Council. In rulings issued on August 22, 2011, the State Council upheld the appeals filed by Videolot. The Appeals Judge said that there was no damage (and in addition no proof of damage) and also considered that the breach of contract ascribed to the concessionaires did not have any impact on the eventual delay of the start of the public service under the concession.

On February 23, 2012, ADM notified Videolot of the definitive calculation of the so-called fourth penalty (related to the alleged noncompliance of the service level obligation contained in section 2, letter B, of the concession), rejecting all the conclusions filed by Videolot and confirming the amount of €9,737,625.44.

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29.  Litigation (continued)

Videolot, considering that the ADM request is illegitimate, filed its appeal against the fourth penalty, asking to suspend the execution as a matter of law until the case is resolved.

On May 24, 2012 Tar Lazio issued a court order suspending the fourth penalty and setting the hearing for discussion on February 20, 2013. On June 17, 2013, the ruling was published annulling the ADM request regarding the fourth penalty, already suspended. On January 27, 2014, AAMS notified Videolot of an appeal against this ruling before the State Council. The hearing date has not yet been set. Videolot has filed its defense against the ADM appeal.

5.  Auditing Court — Judicial Account Appeals (years 2004-2005 and 2004-2009)

The Regional Public Prosecutor of the Auditing Court (“Corte dei Conti”) served Lottomatica Videolot Rete S.p.A (“Videolot”) and the other nine concessionaires, a summons for the rendering of the judicial accounts related to 2004-2005 years.

Videolot appeared before the Court on March 2, 2009 by submitting a regulation of jurisdiction in order to challenge the Auditing Court’s jurisdiction due to the fact that Videolot is not an accounting agent but a “fiscal passive subject” as so also qualified by the rules in PREU sector.

On April 20, 2010 the Supreme Court of Cassation declared the jurisdiction of the Auditing Court.

On April 13, 2010 the Regional Prosecutor of the Auditing Court (irrespective of the fact that at that time was still pending the decision of the Supreme Court), having considered definitely expired the term for delivery of the rendering of accounts (May 2009), notified Videolot with a new summons ordering Videolot to pay a penalty of €80 million because of its failure to submit the rendering of account.

The hearing was held on October 7, 2010.

With a ruling notified to Videolot on November 18, 2010, the Auditors Court rejected the instance of the Prosecutor and acquitted Videolot (considering that Videolot, in the meantime, had submitted the judicial accounts), ordering the liquidation of legal costs of €1,000 in favor of Videolot.

The Regional Prosecutor at the Auditors Court, on April 13, 2011, appealed the ruling of the Judicial Section of the Lazio Region Auditors Court.

As of the date of this report, a hearing date was not yet set for the said appeal. The appeal has already been ruled on for other concessionaires. In these cases, the Court has reverted the decision of first degree and has ordered the concessionaires to pay a fine equal to €5,000 for the delay in submitting the judicial accounts.

On August 3, 2012 the Regional Prosecutor served Videolot with an opinion on the reliability of the judicial accounts related to the years 2004-2009 that were duly approved by ADM and submitted to Videolot in 2010. The reporting judge has determined the inability to verify the correctness of the judicial accounts due to the fact that according to the evidence of the ruling of the Audit Government Department in February 2012 (see previous litigation item 4), most of the amusement with prize machines were installed but not properly connected to the central system, and, therefore, the calculation of the prizes was an estimate and it was impossible to determine the exact amount of the compensation fees paid to the concessionaires (net of the amount paid to the shut operators).

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

29.  Litigation (continued)

In decision n. 447/2013, the Court ruled that the accounts produced cannot be considered as judicial accounts. This conclusion led to the Regional Prosecutor’s examination regarding administrative responsibility for these matters. On January 31, 2014, Videolot filed its appeal against decision n. 447/2013. The hearing has been set for January 15, 2015.

6.  Soggea vs. Lottomatica Scommesse

On October 17, 2012, Soggea S.p.A. served Lottomatica Scommesse, a wholly-owned GTECH subsidiary, with a summons before the Tribunal of Rome asking for damages equal to €20.5 million. The claim is related to an agreement between Lottomatica Scommesse and Soggea in accordance with which Lottomatica Scommesse allowed Soggea to be part of its tournament circuit for online gaming and shared liquidity.

The agreement was executed by the parties on February 2, 2010 and Soggea entered into the Lottomatica Scommesse circuit “PokerClub” through its trademark “Joka”.  The agreement had a duration of 2 years with a renewal clause unless termination of the agreement was communicated by one party to the other.  Lottomatica Scommesse, using the termination clause provided for in the agreement, terminated the agreement with effect in April 2012.

Soggea, following termination of the agreement, has asked the Tribunal to ascertain the legitimacy of the termination by Lottomatica Scommesse and to impose on Lottomatica Scommesse a payment of approximately €20.5 million or as an alternative, a payment of approximately €12.3 million.

The first hearing was held on February 11, 2013 and was postponed to May 22, 2013 for the admissions of the means of proof. The judge decided to not admit requests for proofs and, having determined that the case is ready for a decision, established a final hearing date of July 1, 2015.

Lottomatica Scommesse is fully convinced of the legitimacy of the termination of the agreement.

7.  Cogetech vs. Lottomatica Scommesse

On June 17, 2013, Cogetech S.p.A. served Lottomatica Scommesse, GTECH S.p.A., Boss Media AB and prof. Giovanni Puoti with a summons before the Tribunal of Rome in order to declare the termination of the contract signed by Cogetech and Lottomatica Scommesse on September 7, 2011 and ask for damages not yet quantified. Before this, Cogetech had filed a request for a precautionary injunction before the Tribunal of Rome in order to be re-admitted on the Circuit but the judge denied that request. The claim is related to an agreement between Lottomatica Scommesse and Cogetech in accordance with which Lottomatica allowed Cogetech to be part of its tournament circuit for online gaming and shared liquidity and is based on the fact that Lottomatica Scommesse contested with Cogetech the breach by Cogetech of its obligations of fairness and good faith according to Circuit Regulation, as confirmed by the Auditor (prof. Puoti).  In accordance with that, on March 29, 2013 Lottomatica Scommesse communicated to Cogetech its termination of the agreement and the end of the shared liquidity. Lottomatica Scommesse has submitted its brief contesting all Cogetech’s claims and has asked for payment of the damages caused by Cogetech by virtue of its behavior.

At the first hearing of May 14, 2014, the judge ordered the joinder of a third request by prof. Puoti,  re-scheduling the hearing for October 16, 2014.

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

29.  Litigation (continued)

Americas Segment

1. CEF Contract Proceedings

Background

In January 1997, Caixa Economica Federal (“CEF”), the operator of Brazil’s National Lottery, and Racimec Informática Brasileira S.A. (“Racimec”), the predecessor of GTECH Brazil, entered into a four-year contract pursuant to which GTECH Brazil agreed to provide on-line lottery services and technology to CEF (the “1997 Contract”). In May 2000, CEF and GTECH Brazil terminated the 1997 Contract and entered into a new agreement (the “2000 Contract”) obliging GTECH Brazil to provide lottery goods and services and additional financial transaction services to CEF for a contract term that, as subsequently extended, was scheduled to expire in April 2003. In April 2003, GTECH Brazil entered into an agreement with CEF (the “2003 Contract Extension”) pursuant to which: (a) the term of the 2000 Contract was extended into May 2005, and (b) fees payable to GTECH Brazil under the 2000 Contract were reduced by 15%. On August 13, 2006, all agreements between GTECH and CEF terminated in accordance with their terms.

Criminal Allegations Against Certain Employees

a.  In late March 2004, federal attorneys with Brazil’s Public Ministry (the “Public Ministry Attorneys”) recommended that criminal charges be brought against nine individuals, including four senior officers of CEF, Antonio Carlos Rocha, the former Senior Vice President of GTECH and President of GTECH Brazil, and Marcelo Rovai, then GTECH Brazil’s marketing director and currently employed in GTECH’s Latin America region (“Denuncia 1”).

The Public Ministry Attorneys had recommended that Messrs. Rocha and Rovai be charged with offering an improper inducement in connection with the negotiation of the 2003 Contract Extension, and co-authoring, or aiding and abetting, certain allegedly fraudulent or inappropriate management practices of the CEF management who agreed to enter into the 2003 Contract Extension. Neither GTECH nor GTECH Brazil were the subject of this criminal investigation, and under Brazilian law, entities cannot be subject to criminal charges in connection with this matter.

In June 2004, the judge reviewing the charges in Denuncia 1 prior to their being filed refused to initiate the criminal charges against the nine individuals but instead granted a request by the Brazilian Federal Police to continue the investigation which had been suspended upon the recommendation of the Public Ministry Attorneys that criminal charges be brought. The Brazilian Federal Police subsequently ended their investigation and presented a report of their findings to the court. This report did not recommend that indictments be issued against Messrs. Rocha or Rovai, or against any current or former employee of GTECH or GTECH Brazil. The Public Ministry Attorneys then requested that the Brazilian Federal Police reopen their investigation. We understand that the Federal Police subsequently completed their investigation and, in August 2010 issued a report, based entirely upon the June 21, 2006 Brazilian congressional report described below, and sent the report to the Public Ministry Attorneys.

b.  Notwithstanding the favorable resolution of the Brazilian Federal Police’s initial investigation, on June 21, 2006, a special investigating panel of the Brazilian congress issued a report and voted, among other things, to ask the Public Ministry Attorneys to indict 84 individuals, including one current and three former employees of GTECH Brazil, alleging that the individuals helped GTECH Brazil to illegally obtain the 2003 Contract Extension. GTECH found nothing in the congressional report to cause it to believe that any present or former employee of GTECH or GTECH Brazil committed any criminal offence in connection with obtaining the 2003 Contract Extension.

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29.  Litigation (continued)

c.  GTECH conducted an internal investigation of the 2003 Contract Extension under the supervision of the independent directors of GTECH Holdings Corporation. GTECH found no evidence that GTECH, GTECH Brazil, or any of their current or former employees violated any law, or is otherwise guilty of any wrongdoing in connection with these matters.

The U.S. SEC began an informal inquiry in February 2004, which informal inquiry became a formal investigation in July 2004, into the Brazilian criminal allegations against Messrs. Rocha and Rovai, and GTECH’s involvement in the facts surrounding the 2003 Contract Extension, to ascertain whether there has been any violation of United States law in connection with these matters. In addition, in May 2005, representatives of the United States Department of Justice asked to participate in a meeting with GTECH and the SEC. GTECH cooperated fully with the SEC and the United States Department of Justice with regard to these matters, including by responding to their requests for information and documentation. In August 2009, GTECH was advised by the SEC that the SEC had concluded its investigation and did not intend to recommend enforcement action.

d.  These favorable developments notwithstanding, in September 2010, GTECH received a copy of new criminal charges that Public Ministry Attorneys recommend to a Brazilian Federal judge be filed against 16 individuals, including 14 current or former CEF officers and employees, Antonio Carlos Rocha and Marcos Andrade, a former officer of GTECH Brazil (“Denuncia 2”). The Public Ministry Attorneys assert that the defendants “swindled public money” through entering into successive illegal price changes, contract extensions and other amendments to CEF’s contracts with Racimec and GTECH Brazil, and agreeing to reduce or eliminate contractual fines and penalties that should properly have been imposed upon Racimec and GTECH Brazil. Such allegations echo charges which have been made in the past by the: (i) Public Ministry Attorneys in their April 2004 civil action, and (ii) Federal Court of Accounts in their 2003 TCU Audit Report. The TCU matter has been dismissed (as previously reported by the Company) and the trial judge in the April 2004 matter (as also previously reported by the Company) ruled in GTECH’s favor in November 2011. These more recent allegations by the Public Ministry Attorneys include the claim made in the April 2004 civil action that a consulting company in which a former CEF director held an interest served as an intermediary in contract negotiations between CEF and a Brazilian public utility pursuant to which CEF allowed the public utility to provide prepaid cellular phone cards through the CEF lottery network operated by GTECH Brazil. GTECH Brazil was not a party to this agreement, entered into in 1999. The Public Ministry Attorneys advance the theory that the consulting company received the 1999 contract in consideration for the former CEF director’s assistance in influencing CEF negotiations to the advantage of GTECH Brazil. The Public Ministry Attorneys advance no facts (old or new) that would support this new allegation. The charges in Denuncia 2 must be approved by a Brazilian Federal judge prior to their being filed. As part of this process, the judge has allowed each of the defendants, including Messrs. Rocha and Andrade, an opportunity to present a defense prior to his decision to accept or reject Denuncia 2.

e.  In November 2010, GTECH received a copy of criminal charges that Public Ministry Attorneys recommend to a Brazilian Federal judge be filed against nine individuals, including Antonio Carlos Rocha, Marcelo Rovai and Marcos Andrade (“Denuncia 3”). The Public Ministry Attorneys assert that the defendants be charged with corruption for using improper influence and offering undue advantage as a form of payment to obtain the 2003 Contract Extension. The Public Ministry Attorneys advance no new facts that would support this allegation.

GTECH finds nothing in these charges that would lead it to believe that any present or former employee of GTECH or GTECH Brazil committed any criminal offense involving any contract between Racimec or GTECH Brazil and CEF. Neither GTECH nor GTECH Brazil is named as a defendant in these criminal charges and, as noted above, under Brazilian law entities cannot be subject to criminal charges in connection with these matters.

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

29.  Litigation (continued)

The Brazilian Federal judge has approved the filing of the charges in Denuncia 3 to be brought against all but one defendant in this matter. The judge is allowing one defendant, because he was a former government employee, the opportunity to present a defense prior to determining whether to accept Denuncia 3. The Company understands that Mr. Rocha unsuccessfully appealed the decision to deny certain defendants from presenting a defense at this point in the process.

The Company has learned that Messrs. Rocha and Andrade have been served and presented their defenses.

GTECH believes that its two former employees and one current employee involved have strong substantive and procedural defenses and that the assertions made against them are groundless.

2. ICMS Tax

On July 26, 2005, the State of São Paulo challenged GTECH Brazil for classifying the remittances of printing ribbons, rolls of paper and wagering slips (“Consumables”) to lottery outlets in Brazil as non-taxable shipments. The tax authorities disagree with that classification and argue that these Consumables would be subject to ICMS tax as opposed to the lower rate ISS tax that GTECH Brazil paid. The tax authorities argue that in order for printed matter to be considered non-taxable it has to be “personalized.” To be considered personalized, the Consumables must be intended for the exclusive use of the one ordering them. GTECH Brazil filed its defense against the Tax Assessment Notice, which was dismissed. GTECH Brazil filed an Ordinary Appeal and a Special Appeal to the Court of Taxes and Fees, both of which were not granted. The State Treasury of São Paulo has filed a tax foreclosure to collect the tax obligation amounting to 22,910,722 Brazilian Reals (approximately €7.5 million at exchange rates in effect as of June 30, 2014) plus statutory interest, penalties and fees of approximately 100.9 million Brazilian Reals for a total obligation of approximately 123.8 million Brazilian Reals (approximately €40.9 million at exchange rates in effect as of June 30, 2014). GTECH Brazil is preparing to file an appeal of this matter with the First District Court of the State Treasury (Barueri). Prior to filing the appeal, it is likely that GTECH Brazil will be required to provide security for the tax obligation in the event it is unsuccessful in the appeal. GTECH Brazil has been advised by Brazilian counsel that these proceedings are likely to take several years, and could take longer than seven years to litigate through the appellate process to final judgment. In November 2012, GTECH Brazil filed a new action in São Paolo state court to annul the ICMS claim based upon the lack of merit of the tax authority’s claim. GTECH Brazil believes that these claims are groundless.

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GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30.  International Financial Reporting Standards issued but not yet effective

The new and amended standards that were issued by the IASB but not yet effective as of June 30, 2014, and not yet endorsed by the European Union, are described below.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued in November 2009, reflects the first phase of the IASB’s project on the replacement of IAS 39 Financial Instruments: Recognition and Measurement and applies to the classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard becomes effective on January 1, 2015. As discussed below, the IASB issued IFRS 9 (2013) in November 2013 which addresses hedge accounting and the final phase is expected to address the impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on the classification and measurements of the Company’s financial liabilities. The Company will quantify the effect in conjunction with the impairment phase, when the final standard is issued.

IFRS 9 Financial Instruments: Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39 (IFRS 9 (2013))

IFRS 9 (2013) was issued in November 2013 and includes new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures. It also provides a “fast-track” option in applying the requirements of IFRS 9 for the presentation of own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss under the fair value options without applying the other IFRS 9 requirements at the same time. The most significant areas of change to hedge accounting required by the standard includes changes to the hedge effectiveness testing, the designation of the risk component in the effectiveness test, the application of the costs of hedging, provides additional designations of groups of hedged items, and requires more extensive and meaningful disclosures. This standard does not have a mandatory effective date, but it is available for application immediately. A new mandatory effective date will be set when the IASB completes the impairment phase of the project. The Company will quantify the effect in conjunction with the impairment phase, when the final standard is issued.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and applies to an entity’s annual reporting period beginning on or after January 1, 2017. IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Company has not yet performed an analysis of the impact the standard will have on the consolidated financial statements when adopted on January 1, 2017 and therefore has not yet quantified the extent of the impact.

Defined Benefit Plans: Employee Contributions — Amendments to IAS 19

These amendments were issued in November 2013 and are effective from July 1, 2014 with earlier application permitted. The amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The adoption of these amendments is not expected to have a material impact on the financial position or performance of the Company when adopted on July 1, 2014.

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30.  International Financial Reporting Standards issued but not yet effective (continued)

Accounting for Acquisitions of Interests in Joint Operations — Amendments to IFRS 11

These amendments were issued in May 2014 and are effective for annual periods beginning on or after January 1, 2016. The amendments require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11, and to disclose the information required by IFRS 3 and other IFRSs for business combinations. The amendments apply both to the initial acquisition of an interest in a joint operation, and the acquisition of an additional interest in a joint operation. The Company has not yet performed an analysis of the impact the amendments will have on the consolidated financial statements when adopted on January 1, 2016 and therefore has not yet quantified the extent of the impact.

Clarification of Acceptable Methods of Depreciation and Amortization — Amendments to IAS 16 and IAS 38

These amendments were issued in May 2014 and are effective for annual periods beginning on or after January 1, 2016. The amendments, among other things, clarify the use of depreciation and amortization methods that are based on revenue that is generated by an activity. The Company has not yet performed an analysis of the impact the amendments will have on the consolidated financial statements when adopted on January 1, 2016 and therefore has not yet quantified the extent of the impact.

Annual Improvements to IFRSs issued in December 2013

In December 2013 the IASB issued two cycles of Annual Improvements IFRSs - 2010-2012 Cycle and 2011-2013 Cycle, which contains amendments to its standards and the related basis for conclusions that provides a mechanism for making necessary, but non-urgent, amendments to IFRS. The effective date of the amendments is on or before July 1, 2014. The adoption of these amendments is not expected to have a material impact on the financial position or performance of the Company when adopted on July 1, 2014. The effect of each standard is described below:

•                  IFRS 2 Share-based Payment — This amendment is effective prospectively and clarifies the definitions of performance condition and service condition.

•                  IFRS 3 Business Combinations — This amendment is effective prospectively and clarifies that contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments. It also clarifies that joint arrangements are outside the scope of IFRS 3.

•                  IFRS 8 Operating Segments — This amendment is effective retrospectively and clarifies that operating segments may be combined/aggregated and if so, the entity must provide additional disclosures. It also clarifies that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

•                  IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets — This amendment is effective retrospectively and provides more detail on how users can perform revaluation of assets and clarifies how an adjustment is recognized.

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30.  International Financial Reporting Standards issued but not yet effective (continued)

•                  IAS 24 Related Party Disclosures — This amendment is effective retrospectively and clarifies that a management entity, an entity that provides key management personnel services, is a related party subject to the related party disclosures.

•                  IAS 40 Investment Property — This amendment is effective prospectively and clarifies the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

31.  Events after the reporting period

Merger agreement with International Game Technology

On July 15, 2014, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with International Game Technology, a Nevada corporation (“IGT”), a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada, U.S.A.

Under the terms of the transaction, GTECH and IGT will combine under a newly formed holding company organized in the United Kingdom (“Holdco”) — the corporate headquarters, with operating headquarters in each of Las Vegas, Providence and Rome. In particular, the Merger Agreement provides for (i) the merger of GTECH with and into Holdco pursuant to which each issued and outstanding ordinary share of GTECH will be converted into the right to receive one ordinary share of Holdco (“Holdco Shares”), and immediately thereafter, (ii) the merger of a U.S. subsidiary of Holdco (“Sub”) with and into IGT with IGT surviving as a wholly owned subsidiary of Holdco. Subject to election and adjustment, IGT shareholders will be entitled to receive a combination of $13.69 in cash plus 0.1819 Holdco Shares for each share of IGT common stock, equal to an aggregate value of $18.25 per IGT share. The aggregate transaction value is approximately $6.4 billion (€4.7 billion at the June 30, 2014 exchange rate) inclusive of the assumption of approximately $1.75 billion (€1.3 billion) in existing IGT net debt. Holdco will apply to list the Holdco Shares issued in the mergers on the New York Stock Exchange.

Closing of the mergers is subject to certain closing conditions, including among others (i) IGT and GTECH shareholder approvals, (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other antitrust approvals, (iii) certain gaming regulatory approvals, (iv) effectiveness of the registration statement for the Holdco Shares, (v) NYSE listing approval for the Holdco Shares, (vi) the expiration or early termination of a sixty-day GTECH creditor opposition period, (viii) the absence of any order prohibiting or restraining the mergers, (ix) subject to certain materiality exceptions, the accuracy of each party’s representations and warranties in the Merger Agreement and performance by each party of their respective obligations under the Merger Agreement; (x) the receipt of a merger order from the High Court of England and Wales and (xi) in the case of IGT’s obligation to close the IGT Merger, receipt of a tax opinion by IGT.

The Merger Agreement contains customary representations, warranties and covenants by IGT and GTECH, including covenants regarding the operation of their respective businesses prior to the closing of the mergers and prohibitions on the solicitation of competing proposals.

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GTECH S.P.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

31.  Events after the reporting period (continued)

IGT may terminate the Merger Agreement under certain circumstances, including among others in order to enter into an agreement with respect to a proposal that is determined by the IGT board of directors to be superior to the Merger Agreement, subject to the terms and conditions of the Merger Agreement (including an opportunity for GTECH to match any such proposal). GTECH may also terminate the Merger Agreement under certain circumstances, including among others (i) if GTECH shareholders exercise rescission rights under Italian law in respect of more than 20% of GTECH’s shares outstanding as of the date of the Merger Agreement, (ii) if Holdco would, as a result of a change in applicable law, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the closing or (iii) if the special voting shares described below cannot be implemented under certain circumstances. In connection with the termination of the Merger Agreement under specified circumstances, (x) IGT may be required to pay GTECH a termination fee of $135.3 million (€99.1 million), (y) IGT may be required to reimburse GTECH for certain regulatory expenses it incurs and (z) GTECH may be required to pay IGT a termination fee of $270.6 million (€198.1 million) or, under the circumstances described in clause (ii) of this paragraph, $135.3 million (€99.1 million).

Under the terms of the Merger Agreement, the Holdco board of directors will have 13 members, including, for a period of three years after the closing: (i) the chief executive officer of GTECH, (ii) five directors designated by IGT, including IGT’s chairman and its chief executive officer, (iii) six directors designated by GTECH’s principal shareholders and (iv) one director mutually agreed to by IGT and GTECH. The Holdco board of directors will be compliant with the corporate governance standards of the NYSE applicable to non-controlled domestic issuers. GTECH’s chief executive officer will be the chief executive officer of Holdco. In addition, for a period of three years following the transactions, IGT’s chairman will be chairman of the Holdco board of directors, IGT’s chief executive officer will be a vice-chairman and one of the directors designated by GTECH’s principal shareholders would also be a vice-chairman. Holdco’s articles of association will include a loyalty share program, under which shareholders that hold Holdco Shares continuously for at least three years will have the right to receive 0.9995 (non-transferable) special voting shares per Holdco Share.

The transaction, which has been approved by the boards of directors of both companies, is currently expected to be completed in the first half of 2015. We expect to finance the cash portion of the consideration through a combination of cash on hand and new financing. In connection with entering into the transaction, we have received binding commitments totaling $10.7 billion (€7.8 billion) from Credit Suisse, Barclays and Citigroup to finance the transaction, including refinancing certain existing indebtedness.

In connection with the Merger Agreement, IGT entered into a Support Agreement and a Voting Agreement with GTECH’s principal shareholders, who held approximately 59% of the outstanding shares of GTECH as of March 14, 2014. Under the terms of the Support Agreement, GTECH’s principal shareholders have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any competing transaction. Under the Voting Agreement, such shareholders have agreed to vote their shares in accordance with the post-closing governance provisions set forth in the Merger Agreement and described above for a period of three years after the closing of the Mergers.

Corporate credit rating

In July 2014, Standard & Poor’s Rating Services (“S&P”) lowered our corporate credit rating to BBB- from BBB, and also lowered our short-term rating to A-3 from A-2. S&P is also lowering its ratings on our senior unsecured debt to BBB- from BBB, and lowered its ratings on our subordinated debt to BB from BB+. The downgrades follow our announcement that the Company intends to acquire IGT.

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NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

31.  Events after the reporting period (continued)

Ticketing business transfer

In July 2014, Lottomatica Italia Servizi S.p.A. executed an ongoing business concern transfer agreement whereby it transferred its sports and events ticketing business (“LisTicket”) to the international operator TicketOne, CTS Eventim Group.

128

Additional Required Disclosures

129

EXHIBIT 3C-ter

Certification of the consolidated first half financial statements, pursuant to Article 154-bis, paragraph 5 of the Legislative Decree no. 58 of February 24, 1998, and Article 81-ter of the CONSOB Regulations no. 11971 of May 14, 1999 with any following amendments

1.              The undersigned, Marco Sala, Chief Executive Officer, and Alberto Fornaro, Chief Financial Officer and Manager in charge of preparing corporate reports and financial documents of GTECH S.p.A., also taking into account Article 154-bis, Section 3 and 4 of the Legislative Decree no. 58 of February 24, 1998, certify:

•                  the adequacy — with respect to the characteristic of GTECH S.p.A., and;

•                  the effective application of the administrative and accounting procedures relating to the preparation of the consolidated half-year financial statements throughout the half year period ended June 30, 2014.

2.              With reference to the above, no material issues were identified.

3.              It is further certified that:

3.1       The consolidated half-year financial statements:

a.              are prepared in accordance to the applicable international financial reporting standards admitted by the European Union pursuant to European Regulation (CE) no. 1606/2002 of July 19, 2002, of the European Parliament and Council;

b.              correspond to the accounting books and entries; and

c.               are suitable to offer truthful and accurate representations of the assets, financial position and result of operations of GTECH S.p.A. and of the Company’s consolidated entities.

3.2       The interim Management Report contains a reliable analysis of the ongoing business and results, as well as of the status of GTECH S.p.A. and of the Company’s consolidated entities, jointly with a description of the main risks and uncertainties to which they are exposed.

Date: , 2014

CEO	CFO and Manager in charge of preparing corporate reports and financial documents

/s/ Marco Sala	/s/ Alberto Fornaro
Marco Sala	Alberto Fornaro

130

Notice of Waiver

Pursuant to Article 3 of CONSOB Resolution No. 18079 Dated 20 January 2012

At a meeting held on December 5, 2012, GTECH S.p.A.’s Board of Directors passed a resolution that will allow the Company, as it deems appropriate, to waive the current mandatory publication of information document for significant transactions, pursuant to Article 3 of CONSOB Resolution No. 18079 dated January 20, 2012.

131

GTECH and Subsidiaries

132

List of GTECH S.p.A. Subsidiaries and Affiliates

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Atronic Australia Pty Ltd.	Australia	2,000	100	Atronic Australien GmbH
Atronic Australien GmbH	Germany	573	100	GTECH S.p.A.
Banca ITB S.p.A. ***	Italy	25,120	13.33	GTECH S.p.A.
Big Easy S.r.l. (2)	Italy	2,300	51	Lottomatica Videolot Rete S.p.A.
CartaLis Imel S.p.A.	Italy	10,000	85	Lottomatica Italia Servizi S.p.A.
Consel Consorzio Elis ***	Italy	51	0.1	GTECH S.p.A.
Consorzio Lotterie Nazionali (3)	Italy	7,500	63	GTECH S.p.A.
Consorzio Lottomatica Giochi Sportivi (3)	Italy	100	90	GTECH S.p.A. (85%); Totobit Informatica Software e Sistemi S.p.A. (5%)
D&D Electronic & Software GmbH	Germany	26	50	GTECH Germany GmbH
Easy Nolo S.p.A.***	Italy	1,900	10	Totobit Informatica Software e Sistemi S.p.A.
Grips RSA	South Africa	**	100	GTECH Austria GmbH
GTECH Austria GmbH f/k/a Spielo International Austria GmbH (4)	Austria	300	100	GTECH Germany GmbH
GTECH Canada ULC f/k/a Spielo International Canada ULC (5)	Nova Scotia, Canada	54,261	100	GTECH S.p.A.
GTECH German Holdings Corporation GmbH	Germany	25	100	GTECH S.p.A.
GTECH Germany GmbH f/k/a Spielo International Germany GmbH (6)	Germany	302	100	GTECH German Holdings Corporation GmbH
GTECH Peru S.A. f/k/a Spielo International Peru S.A. (7)	Peru	**	98	GTECH Germany GmbH
GTECH USA, LLC f/k/a Spielo International USA, LLC (8)	Nevada, USA	19,105	100	GTECH S.p.A.
Invest Games S.A.	Luxembourg	93,100	100	GTECH S.p.A.
L-Gaming S.A. (1) ***	Greece	60	50	Lottomatica International Greece S.r.l.
LIS Istituto di Pagamento S.p.A.	Italy	1,000	100	Totobit Informatica Software e Sistemi S.p.A.

133

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Lotterie Nazionali S.r.l. (9)	Italy	31,000	64	GTECH S.p.A. (20.25%); SW Holding S.p.A. (43.75%)
Lottomatica Giochi e Partecipazioni S.r.l.	Italy	10	100	GTECH S.p.A.
Lottomatica International Greece S.r.l.	Italy	10	84	GTECH S.p.A.
Lottomatica Italia Servizi S.p.A.	Italy	2,582	100	GTECH S.p.A.
Lottomatica Scommesse S.r.l.	Italy	20,000	100	GTECH S.p.A.
Lottomatica Videolot Rete S.p.A.	Italy	3,226	100	GTECH S.p.A.
Neurosoft S.A.***	Greece	8,750	16.58	GTECH S.p.A.
Optima Gaming Service S.r.l. (10)	Italy	10	100	Lottomatica Videolot Rete S.p.A.
PCC Giochi e Servizi S.p.A.	Italy	21,000	100	GTECH S.p.A.
Ringmaster S.r.l. (1) ***	Italy	10	50	GTECH S.p.A.
SED Multitel S.r.l.	Italy	800	100	GTECH S.p.A.
Siderbet S.r.l. (11)	Italy	10	100	Lottomatica Scommesse S.r.l.
Spielo International Argentina S.r.l.	Argentina	44.3	86.45	GTECH Germany GmbH
Spielo International Italy S.r.l. (12)	Italy	1,000	100	GTECH S.p.A.
Spielo International Monaco S.A.M.	Monaco	150	98	GTECH Austria GmbH
SW Holding S.p.A. (13)	Italy	350	100	GTECH S.p.A.
Technology and Security Printing S.r.l. (1) ***	Italy	10	50	PCC Giochi e Servizi S.p.A.
Totobit Informatica Software e Sistemi S.p.A.	Italy	3,043	100	Lottomatica Italia Servizi S.p.A.
GTECH Holdings Corporation	Delaware, USA	3,358,895.382	100	Invest Games S.A.
GTECH Corporation	Delaware, USA	**	100	GTECH Holdings Corporation
Anguilla Lottery and Gaming Company, Ltd.	Anguilla	10	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company, Ltd.	Antigua	**	100	Leeward Islands Lottery Holding Company, Inc.
BG Monitoring Center Holding Company Limited	Cyprus	US $20	100	GTECH Global Services Corporation Limited

134

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Beijing GTECH Computer Technology Company Ltd. (14)	China (PRC)	US $1,750	100	GTECH Foreign Holdings Corporation
BillBird S.A.	Poland	4,490.368	100	GTECH Global Services Corporation Limited
Boss Casinos N.V. (15)	Curacao	US $4.2318	100	GTECH Sweden Interactive AB
Boss Media Canada Gaming Services Ltd.	Canada	3,000	100	GTECH Sweden Interactive AB
Business Venture Investments No 1560 Proprietary Limited	South Africa	**	100	GTECH Global Services Corporation Limited
CLS-GTECH Company Limited (1) ***	British Virgin Islands	US $25,689.9	50	GTECH Global Services Corporation Limited
CLS-GTECH Technology (Beijing) Co., Ltd. (1) ***	China (PRC)	US $6,000	100	CLS-GTECH Company Limited
Cam Galaxy Group Ltd.	United Kingdom	100	100	GTECH Corporation
Caribbean Lottery Services, Inc.	U.S. Virgin Islands	**	100	Leeward Islands Lottery Holding Company, Inc.
Data Transfer Systems, Inc.	Delaware, USA	**	100	GTECH Corporation
Dreamport, Inc.	Delaware, USA	**	100	GTECH Corporation
Dreamport do Brasil Ltda.	Brazil	3,534.113	100	Dreamport, Inc. (99.75%); GTECH Foreign Holdings Corporation (0.25%)
Dreamport Suffolk Corporation	Delaware, USA	**	100	GTECH Corporation
Europrint (Games) Limited	United Kingdom	20	100	Europrint Holdings Ltd.
Europrint Holdings Limited	United Kingdom	90.908	100	Cam Galaxy Group (40%); JSJ Ltd. (60%)
Europrint (Promotions) Limited	United Kingdom	**	100	Europrint Holdings Ltd.
GTECH Asia Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Australasia Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Turkey	280	99.6	GTECH Corporation
GTECH Brasil Ltda.	Brazil	96,582.428	100	GTECH Corporation (99.75%); GTECH Foreign Holdings Corporation (0.25%)

135

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
GTECH Colombia Ltda.	Colombia	6,884,500	100	GTECH Global Services Corporation Limited (99.998%); GTECH Comunicaciones Colombia Ltda. (.001%); Maria Clara Martinez (.001%) (Nominee share)
GTECH Comunicaciones Colombia Ltda.	Colombia	1,408,043	100	GTECH Foreign Holdings Corporation (99.99%); Alvaro Rivas (.01%) (Nominee share)
GTECH Computer Systems Sdn Bhd (16)	Malaysia	**	100	GTECH Corporation
GTECH Corporation	Utah, USA	**	100	GTECH Corporation
GTECH Cote d’Ivoire	Ivory Coast	1,000	100	GTECH Foreign Holdings Corporation
GTECH Czech Services s.r.o.	Czech Republic	1,000	100	GTECH Global Services Corporation Limited (98%); GTECH Ireland Operations Limited (2%)
GTECH Czech Republic, LLC	Delaware, USA	3,000	37	GTECH Corporation
GTECH Far East Pte Ltd	Singapore	25	100	GTECH Global Services Corporation Limited
GTECH Foreign Holdings Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH France SARL	France	8	100	GTECH Foreign Holdings Corporation
GTECH (Gibraltar) Limited f/k/a Spielo International (Gibraltar) Limited (17)	Gibraltar	**	100	GTECH (Gibraltar) Holdings Limited
GTECH (Gibraltar) Holdings Limited f/k/a St. Enodoc Holdings Limited (18)	Gibraltar	15.701	100	GTECH Global Services Corporation Limited
GTECH GmbH	Germany	500	100	GTECH Global Services Corporation Limited
GTECH Global Lottery S.L. (19)	Spain	8.8088	100	GTECH Global Services Corporation Limited
GTECH Global Services Corporation Limited	Cyprus	US $486,574.326	100	GTECH Corporation
GTECH Indiana, LLC	Indiana, USA	US $7,657	100	GTECH Corporation
GTECH Ireland Operations Limited	Ireland	100	100	GTECH Global Services Corporation Limited

136

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
GTECH Latin America Corporation	Delaware, USA	**	80	GTECH Corporation; Computers and Controls (Holdings) Limited (20%)
GTECH Malta Holdings Limited f/k/a Boss Holdings Ltd.(20)	Malta	15	99.99	GTECH Sweden Interactive AB
GTECH Malta Casino Limited f/k/a Boss Media Malta Casino Ltd. (21)	Malta	80	99.99	GTECH Malta Holdings Limited
GTECH Malta Poker Limited f/k/a Boss Media Malta Poker Ltd. (22)	Malta	40	99.99	GTECH Malta Holdings Limited
GTECH Management P.I. Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Mexico S.A. de C.V.	Mexico	50,000	100	GTECH Corporation (99.656696%); GTECH Foreign Holdings Corporation (0.343297%); GTECH Latin America Corporation (0.000007%)
GTECH Northern Europe Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Poland Sp. z o.o.	Poland	52,382	100	GTECH Corporation
GTECH Rhode Island LLC	Rhode Island, USA	**	100	GTECH Corporation
GTECH SAS	Colombia	25,000	100	GTECH Global Services Corporation Limited (80%); GTECH Comunicaciones Ltda. (10%); GTECH Foreign Holdings Corporation (10%)
GTECH Servicios de México, S. de R.L. de C.V.	Mexico	**	100	GTECH Corporation (99.9%); GTECH Foreign Holdings Corporation (0.1%)
GTECH Slovakia Corporation	Delaware, USA	**	100	GTECH Corporation
GTECH Southern Africa (Pty) Ltd.	South Africa	**	100	GTECH Corporation
GTECH Spain S.A. f/k/a G2 Gaming Spain, S.A. (23)	Spain	101	100	GTECH Global Lottery S.L.
GTECH Sports Betting Solutions Limited	United Kingdom	**	100	GTECH Global Services Corporation Limited
GTECH Sweden AB	Sweden	100	100	GTECH Global Services Corporation Limited
GTECH Sweden Interactive AB f/k/a Boss Media AB (24)	Sweden	1,141.3	100	GTECH Global Services Corporation Limited

137

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
GTECH Sweden Investment AB f/k/a Boss Media Investment AB (25)	Sweden	300	100	GTECH Sweden Interactive AB
GTECH U.K. Limited	United Kingdom	200	100	GTECH Corporation
GTECH UK Games Limited f/k/a SI Games UK Limited (26)	United Kingdom	**	100	GTECH Sweden Interactive AB
GTECH UK Interactive Limited f/k/a Spielo International UK Limited (27)	United Kingdom	1.172	100	GTECH Sports Betting Solutions Limited
GTECH Ukraine	Ukraine	9,548.63029	100	GTECH Asia Corporation (99%); GTECH Management P.I . Corporation (1%)
GTECH VIA DR, SAS (28)	Dominican Republic	300	100	GTECH Global Services Corporation Limited (99.9997%); GTECH Ireland Operations Limited (0.0003%)
GTECH WaterPlace Park Company, LLC	Delaware, USA	**	100	GTECH Corporation
GTECH West Africa Lottery Limited	Nigeria	10,000	100	GTECH Global Services Corporation Limited (75%); GTECH Ireland Operations Limited (25%)
GTECH Worldwide Services Corporation	Delaware, USA	**	100	GTECH Corporation
Innoka Oy	Finland	16.2	81	GTECH Global Services Corporation Limited
Interactive Games International Limited	United Kingdom	**	100	Europrint Holdings Ltd.
International Poker Network Ltd. (29)	Malta	40	99.99	Boss Holdings Ltd.
JSJ Ltd.	United Kingdom	690	100	GTECH Corporation
Leeward Islands Lottery Holding Company, Inc.	St. Kitts & Nevis	13,600	100	GTECH Global Services Corporation Limited
Lottery Equipment Company	Ukraine	**	100	GTECH Asia Corporation (99.994%); GTECH Management P.I . Corporation (.006%)
Loxley GTECH Technology Co., Ltd.	Thailand	1,470	49	GTECH Global Services Corporation Limited (39%); GTECH Corporation (10%)
Mobile Payment Services Limited (30)	U.K.	**	100	Probability Games Corporation Limited
Northstar Lottery Group, LLC	Illinois, USA	38,991	80	GTECH Corporation

138

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Northstar New Jersey Lottery Holding Company, LLC	New Jersey, USA	103,917	50.15	GTECH Corporation
Northstar New Jersey Lottery Group, LLC	New Jersey, USA	119,247	82.31	Northstar New Jersey Lottery Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	New Jersey, USA	33,045	70	GTECH Corporation
Online Transaction Technologies SARL à Associé Unique	Morocco	33,500	100	GTECH Foreign Holdings Corporation
Orbita Sp. z o.o.	Poland	68	100	GTECH Corporation
Oy GTECH Finland Ab	Finland	8	100	GTECH Corporation
Playyoo SA (30)	Switzerland	16.347	100	Probability Limited
Probability Games Corporation Limited (30)	U.K	151.450	100	Probability Limited
Probability (Gibraltar) Limited (30)	Gibraltar	**	100	Probability Limited
Probability Limited (30)	U.K.	35,917.866	199	GTECH UK Interactive Limited
Prodigal Lottery Services, N.V.	Netherlands Antilles	US $10	100	Leeward Islands Lottery Holding Company, Inc.
Retail Display and Service Handlers, LLC	Delaware, USA	**	100	GTECH Corporation
SB Indústria e Comércio Ltda.	Brazil	4,138.646	100	GTECH Corporation (99.99%); GTECH Foreign Holdings Corporation (0.01%)
Siam GTECH Company Limited	Thailand	19.993	99.97	GTECH Corporation
Springboard Technologies Private Limited	India	100	100	GTECH Global Services Corporation Limited (99.99%); GTECH Far East Pte Ltd. (0.01%)
St. Kitts and Nevis Lottery Company, Ltd.	St. Kitts & Nevis	**	100	Leeward Islands Lottery Holding Company, Inc.
St. Minver (UK) Limited	United Kingdom	**	100	GTECH (Gibraltar) Holdings Limited
Taiwan Sports Technology and Services Holding Company (31)	Taiwan	20,000	100	GTECH Global Services Corporation Limited
Taiwan Sports Management and Technology Service Company (32)	Taiwan	**	100	Taiwan Sports Technology and Services Holding Company

139

Name	Jurisdiction	Share Capital*	Ownership %	Shareholder
Technology Risk Management Services, Inc.	Delaware, USA	**	100	GTECH Corporation
Turkish Lottery Holding B.V. (33)	Netherlands	**	40	GTECH Ireland Operations Limited
Turks and Caicos Lottery Company Ltd.	Turks & Caicos	US $50	100	Leeward Islands Lottery Holding Company, Inc.
UTE Logista-GTECH, Law 18/1982, No. 1	Spain	2,000	50	GTECH Global Lottery S.L.
VIA TECH Servicios SpA	Chile	**	100	GTECH Global Services Corporation Limited
VIATEC S.r.l.	Argentina	100	100	GTECH Foreign Holdings Corporation (95%); GTECH Corporation (5%)
Yeonama Holdings Co. Limited (1) ***	Cyprus	1,980.6	30	GTECH Global Services Corporation Limited

NOTES

Unless otherwise noted, the consolidation method for all subsidiaries listed above is on a line-by-line basis.

*                                         All Share Capital amounts are stated in local currency amounts unless otherwise indicated, and in thousands.

**           Share Capital is less than €1,000.

***         Companies not consolidated.

(1)                                 Accounted for by the equity method of accounting.

(2)                                 On April 1, 2014, the share capital of Big Easy S.r.l. was increased to €2,300,000.

(3)                                 Consorzio Lottomatica Giochi Sportivi and Consorzio Lotterie Nazionali are in liquidation.

(4)                                 On April 25, 2014, Spielo International Austria GmbH changed its name to GTECH Austria GmbH.

(5)                                 On January 20, 2014, Spielo International Canada ULC changed its name to GTECH Canada ULC.

(6)                                 Effective February 12, 2014, Spielo International Germany GmbH changed its name to GTECH Germany GmbH.

(7)                                 On March 21, 2014, Spielo International Peru S.A. changed its name to GTECH Peru S.A.

(8)                                 On January 17, 2014, Spielo International USA, LLC changed its name to GTECH USA, LLC.

(9)                                 Due to the acquisition of the entire shareholder in SW Holding S.pA. as of March 25, 2014, GTECH S.p.A. holds, directly and indirectly, 64% ownership of Lotterie Nazionali S.r.l.

(10)                          On June 26, 2014, Lottomatica Videolot Rete S.p.A. formed Optima Gaming Service S.r.l.

(11)                          On April 23, 2014, the merger of Siderbet S.r.l. with and into Lottomatica Scommesse S.r.l. was approved.

(12)                          On April 15, 2014, the share capital of Spielo International Italy S.r.l. was increased to €1,000,000.

(13)                          On March 25, 2014, GTECH S.p.A. acquired the remaining 28.25% interest in SW Holding S.p.A. from Unicredit S.p.A., increasing its ownership interest to 100%.

(14)                          On April 3, 2014, Beijing GTECH Technology Company increased its share capital to US $1,750,000.

(15)                          On February 13, 2014, Boss Casinos N.V. was dissolved and liquidated.

(16)                          As of June 16, 2014, GTECH Computer Systems Sdn Bhd is dissolved and liquidated.

140

(17)                          On February 11, 2014, Spielo International (Gibraltar) Limited changed its name to GTECH (Gibraltar) Limited.

(18)                          On February 11, 2014, St. Enodoc Holdings Limited changed it name to GTECH (Gibraltar) Holdings Limited.

(19)                          By resolution dated April 30, 2014, the sole shareholder of GTECH Global Lottery S.L. approved the reduction in share capital to €8,808.80.

(20)                          On March 26, 2014, Boss Holdings changed its name to GTECH Malta Holdings Limited.

(21)                          On April 2, 2014, BOSS Media Malta Casino Limited changed its name to GTECH Malta Casino Limited.

(22)                          On March 26, 2014, BOSS Media Malta Poker Limited changed its name to GTECH Malta Poker Limited.

(23)                          On July 4, 2014, G2 Gaming Spain S.A. changed its name to GTECH Spain S.A.

(24)                          On February 24, 2014, Boss Media AB changed its name to GTECH Sweden Interactive AB.

(25)                          On February 24, 2014, Boss Media Investment AB changed its name to GTECH Sweden Investment AB.

(26)                          On January 29, 2014, SI Games UK Limited changed its name to GTECH UK Games Limited.

(27)                          On January 29, 2014, Spielo International UK Limited changed its name to GTECH UK Interactive Limited.

(28)                          On May 1, 2014, GTECH VIA DR, SAS was formed in the Dominican Republic.

(29)                          On January 17, 2014, International Poker Network Limited was struck off the register under the Companies Act, 1995 in Malta.

(30)                         On May 2, 2014, GTECH UK Interactive Limited completed the acquisition of Probability Plc and its subsidiaries, namely, Mobile Payment Services Limited, Playyoo SA, Probability Games Corporation Limited and Probability (Gibraltar) Limited.  On May 2, 2014 Probability Plc reregistered as a private company and changed its name to Probability Limited.

(31)                          On January 21, 2014, Taiwan Sports Technology and Services Holding Company was liquidated.

(32)                          On March 20, 2014, Taiwan Sports Management and Technology Service Company was liquidated.

(33)                          On April 22, 2014, GTECH Ireland Operations Limited acquired a 40% interest in Turkish Lottery Holding B.V.

141

GEORGIA WORLDWIDE LIMITED

Balance Sheet

As at 31 August 2014

09127533

GEORGIA WORLDWIDE LIMITED

BALANCE SHEET

		31-Aug-14
	Notes	£
CURRENT ASSETS
Debtors amounts falling due within one year	2	1
Total current assets		1

Total net assets		1

CAPITAL AND RESERVES
Share capital	3	1
Total shareholder’s funds		1

The notes on the following page form an integral part of this financial statement

The balance sheet of Georgia Worldwide Limited, registered number 09127533, was approved by the Board of directors and authorized for issue on 8 September 2014.

/s/ Declan Harkin
Declan Harkin
Director

1

1. Basis of preparation

Georgia Worldwide Limited (the “Company”) is a private limited company organized under the laws of England and Wales incorporated on July 11, 2014.

The financial statements contain information about Georgia Worldwide Limited as an individual company and do not contain consolidated financial information.

The financial statements of the Company have been prepared on a going concern basis in accordance with applicable accounting standards in the United Kingdom (UK GAAP).

The financial statements have been prepared on a historical cost basis. The financial statements are presented in pound sterling.

2. Debtors amounts falling due within one year

There is an undertaking from the Parent Company to pay the initial £1 subscription amount

3. Share capital

31-Aug-14 £
1 voting ordinary share of £1	1

4. Ultimate parent undertaking

The ultimate parent undertaking and controlling party is GTECH S.p.A.

2

Annex 4

4. Report of the independent expert relating to the Exchange Ratio, appointed upon joint request of GTECH and UKCo to the High Court of England and Wales, pursuant to Regulation 9 of the UK Regulation and Article 9 of the Decree 108/08

Our Ref: MJT/CGW
Grant Thornton UK LLP
30 Finsbury Square
Georgia Worldwide Plc	London EC2P 2YU
6th Floor 11 Old Jewry London EC2R 8DV	T +44 (0)20 7383 5100
United Kingdom	F +44 (0)20 7184 4301
www.grant-thornton.co.uk

GTECH S.p.A.
Viale del Campo Boario 56/D
00154 Rome
Italy

2 October 2014

Dear Sirs

Report of the Independent Expert prepared in compliance with the Companies (Cross-Border Mergers) Regulations 2007/2974, as amended and the Italian Legislative Decree of 30 May 2008, No. 108, as amended (the “Italian Regulations”) both implementing the European Cross-Border Mergers Directive (Directive 2005/56/EC)

1.                                      Objective, subject and scope of the engagement

We have been appointed under the Companies (Cross-Border Mergers) Regulations 2007/2974, as amended (the “UK Regulations”) and the Italian Legislative Decree of 30 May 2008, No. 108, as amended (the “Italian Regulations”) both implementing the European Cross-Border Mergers Directive (Directive 2005/56/EC) to prepare an independent expert report in connection with the cross-border merger between GTECH S.p.A. (“GTECH”) and Georgia Worldwide plc (“Georgia”) being implemented pursuant to the UK Regulations and the Italian Regulations and in particular on the proposed ratio by which shares in GTECH will be exchanged for shares in Georgia (the “Transaction”).  The Transaction is taking place in the context of a wider transaction involving the acquisition of International Game Technology by GTECH, which involves a further merger being implemented pursuant to the laws of Nevada (the “US Merger”) immediately after completion of the Transaction.  The US Merger will result in a further issue of shares by Georgia.   The UK Regulations and Italian Regulations do not require the independent expert to report on the US Merger and, accordingly, the US Merger is not the subject of this report and the opinions expressed in this report do not relate to or take any account of the US Merger.

Chartered Accountants

Grant Thornton UK LLP is a limited liability partnership registered in England and Wales: No.OC307742. Registered office: Grant Thornton House, Melton Street, Euston Square, London NW1 2EP.

A list of members is available from our registered office.  Grant Thornton UK LLP is authorised and regulated by the Financial Conduct Authority.

Grant Thornton UK LLP is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. Services are delivered by the member firms. GTIL and its member firms are not agents of, and do not obligate, one another and are not liable for one another’s acts or omissions. Please see www.grant-thornton.co.uk for further details.

The Transaction is subject to approval at an Extraordinary General Meeting of GTECH to be held on 4 November 2014 and a court-convened shareholders’ meeting of Georgia to be held on or around 3 December 2014.

The purpose of this letter is to provide an Expert Report as required under the UK Regulations and the Italian Regulations to enable GTECH and Georgia to satisfy the pre-merger requirements and formalities for the proposed cross-border merger (the “Report”).

We do not consider it reasonably necessary for a valuation to be made by another person in accordance with regulation 9(4) of the UK Regulations and, accordingly, we have not arranged for any such valuation to be carried out.

This Report should not be relied on by any persons other than GTECH or Georgia (including, but not limited to the respective members, employees or employee representatives of  Georgia and GTECH), should not be used for any other purpose and should not be considered as investment advice of any kind whatsoever to Georgia and GTECH or their respective members, whether current or in the future.  If any persons (other than GTECH or Georgia) choose to rely in any way on the Report, they do so entirely at their own risk as this firm accepts no responsibility to them.  Save for any responsibility owed to Georgia and GTECH under the UK Regulations and the Italian Regulations to prepare the Report and to make it available for inspection by the members of Georgia and GTECH (on a non-reliance basis), and to permit reference to it in the circulars and other merger-related documentation to be provided to the members of Georgia and GTECH (on a non-reliance basis), to the fullest extent permitted by law we do not assume any responsibility and do not accept any liability to any person (other than GTECH or Georgia) for any loss suffered by them as a result of, arising out of, or in connection with this Report.

In particular, but without prejudice to the generality of the foregoing, this Report has not been prepared for the purposes of or in relation to the proposed merger of International Game Technology with Georgia following the merger contemplated by this Report, and any consideration of the valuation of Georgia or GTECH for the purposes of or in the context of that transaction is outside the scope of this Report. This Report should not be used, relied upon or considered in the context of that proposed transaction or any other transaction that GTECH or Georgia may undertake, whether before or after the proposed merger and whether or not currently in contemplation. We shall not be liable for, and expressly exclude in advance any liability to keep any third party informed of, any change in the analysis or information contained in the Report.

Grant Thornton UK LLP is a member firm of Grant Thornton International Limited, a UK private company limited by guarantee. Grant Thornton UK LLP is a firm of chartered accountants and business advisors approved as registered auditors by the Institute of Chartered Accountants in England and Wales.  Grant Thornton UK LLP provides audit, tax, consulting and financial advisory services to both public and private clients, and is qualified to act as the independent expert in relation to the proposed cross-border merger in accordance with the provisions of the UK Regulations.

In carrying out our engagement, we have examined the valuation approaches used by the Boards of Directors to ascertain:

•         whether the methods used are reasonable in all the circumstances of the case;

2

•         if there is more than one method, on the relative importance attributed to each method in arriving at the value decided on; and

•         as to whether the share exchange is reasonable.

The focus of our work has been to review and consider the valuation methods used by the Directors of Georgia and GTECH in their determination of the proposed share exchange ratio, and to conclude on the reasonableness or otherwise of the resulting share exchange ratio.

To enable us to draw up this Report we have conducted our own analysis of the relevant company-specific  financial and other information.  We understand that the information provided to us by or on behalf of Georgia and GTECH, including by their respective advisors, is complete and accurate and reflects GTECH’s best estimate of the outlook for the business from an operating and financial perspective.   The financial and other information referred to in this Report has not been subject to independent audit verification by Grant Thornton UK LLP or any other member firm of Grant Thornton International Limited.

Save for the work we have carried out in order to draw up this Report we have not undertaken any further work necessary for the purpose of validating the preparation or accuracy of any plan, budget, projection or forecast (the “Forecasts”) or the reasonableness of the underlying assumptions.  Since the Forecasts relate to the future, they may be affected by unforeseen events.  Actual results are likely to be different from those projected because events and circumstances frequently do not occur as expected, and those differences may be material.  The realisation of the results set out in the Forecasts depends in part upon the effectiveness of managements’ actions and in the implementation and execution of the underlying business plan.  We can give no assurance as to whether or how closely the actual results ultimately achieved will correspond to those planned.

We have not performed a valuation of the companies.  These were performed by the Directors of Georgia and GTECH.  A draft of this Report was provided to Georgia and its advisors and to GTECH and its advisors  to obtain their comments as to the factual accuracy of the information contained herein (as opposed to opinions expressed which are the responsibility of Grant Thornton UK LLP alone).  Consequential amendments to this Report have not changed the conclusions reached by Grant Thornton UK LLP.

2.                                      Summary of the proposed merger and the share exchange ratio

The Transaction was announced on 16 July 2014.

GTECH

•         GTECH is to participate in the proposed merger as the “transferor company” for the purposes of the UK Regulations and the Italian Regulations;

•         GTECH is a Società per Azioni, a public limited liability company incorporated under and governed by the laws of Italy; and

•         GTECH is enrolled with the Register of enterprises of Rome with number 08028081001 and the address of its registered office is Viale del Campo Boario 56/D, Rome, Italy

Georgia

•         Georgia is to participate in the proposed merger as the “transferee company” for the purposes of the UK Regulations and the Italian Regulations;

3

•         Georgia is a public limited liability company incorporated under and governed by the laws of England and Wales; and

•         Georgia is registered with Companies House with number 09127533, and the address of its registered office is 6th Floor, 11 Old Jewry, London EC2R 8DV, United Kingdom .

The proposed merger will be effected by way of a merger by absorption under the UK Regulations and the Italian Regulations in accordance with which, on completion of the proposed merger, GTECH’s assets and liabilities will be transferred to Georgia and GTECH will be dissolved without going into liquidation.

Subject to the proposed merger becoming effective, existing GTECH shareholders (whose shares (“Existing GTECH Shares”) will be cancelled on completion of the proposed merger) will be issued with new shares in Georgia (“New Shares”) in accordance with an exchange ratio of 1 New Share for each Existing GTECH Share.  Under the Italian Regulations, a GTECH shareholder that properly exercises rescission rights will be entitled to receive an amount of cash equal to the average closing price per GTECH ordinary share for the six-month period prior to the publication of the notice of call of the extraordinary general meeting.  Following completion of the proposed Transaction 100% of the ordinary share capital of Georgia will be held by existing GTECH shareholders (there also being sterling non-voting shares in issue at that date).  This ratio is set out in Figure 1 and is based on the issued share capital of Georgia and GTECH  as at the date of this letter.

Figure 1                                                Calculation of the share exchange ratio

	Georgia	GTECH
Issued ordinary shares	1*	174,951,075
Ordinary shares to be issued	174,951,075	0
Total adjusted ordinary shares	174,951,075	174,951,075
Exchange ratio	1:1

Note:  *The one subscriber share held by GTECH will be bought back and cancelled immediately prior to the merger effective date.

Table does not include the sterling non-voting shares.

Source: Georgia, GTECH

4

The 50,000 sterling non-voting shares with a nominal value of £1.00 each are held by Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited).  They broadly have the following characteristics: a) they are not entitled to any economic rights (except an amount of £1 in aggregate on return of capital on a winding up); b) they have no voting rights; c) they may not be transferred other than in accordance with the provisions of the Articles of Association of Georgia currently in force; and d) they may be redeemed by Georgia for nil consideration at any time.  Elian Corporate Services (UK) Limited has been appointed pursuant to an administration agreement which (amongst other things) governs the terms upon which such shares will be held.

3.                                      Documentation reviewed

In performing our work we obtained directly from GTECH and from Georgia such documentation as was considered useful in the circumstances.  This includes:

•         the statutory financial statements of GTECH 31 December 2013 and the unaudited half-year financial statements as at 30 June 2014;

•         the net asset position of GTECH at 31 July 2014;

•         the net asset position of Georgia at 31 August 2014;

•         financial projections for GTECH covering the five year period ending 31 December 2018;

•         management accounts of GTECH covering the 7 month period ending 31 July 2014;

•         board papers prepared for the board of GTECH, dated 13 July 2014;

•         the share exchange ratio analysis undertaken by Management as set out in the draft GTECH Directors report dated 18 September 2014;

•         management’s calculations regarding the number of shares outstanding in and the fully diluted share capital of GTECH at the date of this letter; and

•         broker notes for GTECH in 2013 and 2014.

We have received written representations from the Directors of Georgia and GTECH confirming that they are unaware of any documentation or other information not provided to us that might have a material impact on our conclusions.  The Directors of GTECH have confirmed in writing that assumptions upon which the financial projections for GTECH are based reflect their current view of the outlook for the company.

We have examined additional documentation, including:

•         Credit Suisse Global Investment Returns Source Book 2014 covering historic market returns;

•         www.IMF.org covering inflation forecasts;

•         Factset Research Systems Inc covering data for guideline public company data, comparable market transactions and corporate bond rates; and

•         www.bloomberg.com covering comparable market transaction data.

We have obtained representations that, as far as the Directors of the companies are aware, there have been no significant changes to the figures and information which we considered during our work and that the information provided to us by or on behalf of Georgia and GTECH, including by their respective advisors, is complete and accurate and reflects GTECH’s best estimate of the outlook for the business from an operating and financial perspective.

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Appendix A identifies the documents that we have considered when preparing this Report.

4.                                      Valuation methods adopted by the Boards of Directors and their Professional Advisors

The Board of Directors, considering the importance and complexity of the merger operation considered it appropriate to identify individual valuation methods which, as well as being in accordance with best current practice, enable the two companies to be valued on a consistent basis.

The Boards of Directors determined the Exchange Ratio after having conducted valuations of the companies taking part in the merger using the Discounted Cash Flow (“DCF”) method and the trading multiples of comparable listed companies method to value the businesses.  They also considered the relative net asset contributions of the businesses to the merger.  The Boards placed equal weight on each method.

5.                                  Result of the valuations performed by the Boards of Directors and Professional Advisors

Figure 2 summarises the outcome of the analysis performed by the Directors.

Figure 2 Summary of the valuations of GTECH and Georgia and the resulting exchange ratio as determined by the GTECH and Georgia boards of Directors

	GTECH		Georgia		GTECH		Georgia
Primary valuation	Equity Value (€bn)		Equity Value (€bn)		relative contribution		relative contribution
methodologies	Low	High	Low	High	Low	High	Low	High
DCF	3.4	4.6	0.0	0.0	100.0%	100.0%	0.0%	0.0%
EV /EBITDA	2.9	4.0	0.0	0.0	100.0%	100.0%	0.0%	0.0%
EV /(EBITDA - Capex)	3.0	4.6	0.0	0.0	100.0%	100.0%	0.0%	0.0%

Assuming Georgia valuation of £ 50,001 and converted in € based on £ / € exchange rate of 0.7948

	GTECH	Georgia
Net asset value (€bn)	2.2	0.0

Assuming Georgia valuation of £ 50,001 ( converted in € at £ / € exchange rate of 0.7948 ) on the basis of 50,001 shares and a value of £ 1 per share

Note:  EV/EBITDA: Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortisation Source: GTECH Directors report

6.                                      Work performed

We have performed such procedures as were necessary to fulfil the objective of our engagement as set out in our Letter of Engagement with the Directors and as summarised above in Section 1 of this letter.

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This has included:

•         reviewing the FY14 budget and the FY13 to FY18 business plan projections for GTECH;

•         checking that the figures used are consistent with the sources of reference and with the documents utilised, as described in Section 3;

•         checking the arithmetical accuracy of the calculations used for determining the ratio for the exchange of shares;

•         checking the reasonableness of the valuations of GTECH prepared by Management  by reviewing the DCF calculation, reviewing the trading multiple ranges of the applicable listed comparable companies identified by management and their use in identifying an appropriate equity value range for GTECH, and reviewing the range of GTECH’s share price between 1 July 2013 and the date of this letter; and

•         checking the reasonableness of the share ratio prepared by Management by reviewing the net asset position of GTECH and Georgia as set out in their latest balance sheets that are available at the date of this letter.

With reference to this engagement we wish to draw attention to the fact that the principal purpose of the decision process used by the Directors was to arrive at an estimate of relative values of the companies involved in the merger by applying uniform criteria for the purposes of the determination of the ratio for the exchange of shares.  As a consequence, the resulting estimates are not intended for any other purpose.

7.                                      Valuation difficulties encountered by the Boards of Directors

The Board of Directors of GTECH and Georgia experienced no special valuation difficulties in calculating the exchange ratio as (a) this is a cross-border reverse merger into a wholly-controlled company with a subscribed and paid-up share capital of £50,001, divided into: 1 ordinary share held by GTECH and 50,000 sterling non-voting shares each with a nominal value of £1.00; and (b) Georgia will have no material economic value immediately before the Merger Effective Date.  The Directors have therefore determined that there will be a broad continuity in the values of GTECH into Georgia, without dilutive effects for GTECH shareholders.  In the context of the valuations conducted in respect of the Transaction and on the companies taking part therein, in order to conduct the valuation analysis described in the paragraphs above, the following were taken into consideration: (a) the particular characteristics of the companies taking part in the Transaction, and (b) the typical critical issues that result from the application of the valuation methods adopted. In particular:

•         the nature and administration of the sterling non-voting shares existing at the time of the Transaction mean that their existence will not be dilutive to existing GTECH shareholders;

•         certain valuation methodologies, including the DCF and comparable companies trading multiples, were applied using economic and financial estimates relating to future years that were prepared by the management of the companies. These estimates largely depend on macroeconomic assumptions, the outlook and the regulatory and concessionary framework in which GTECH and Georgia operate, and are therefore by their very nature subject to a degree of risk and uncertainty;

•         the analyses conducted assume that the current regulatory framework in which GTECH and Georgia operate presents business continuity requirements with respect to the past, and is not changed as a consequence of the Transaction;

•        the market multiples analysis is based on a sample of companies operating in the gaming sector. The GTECH Board of Directors believes that this sample represents the best possible reference benchmark in terms of comparison. However, each company

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considered has a specific nature, and none of the companies in the sample can be considered fully comparable to the companies being valued. The same considerations also apply to the analysis of comparable transactions where, in addition to the specific features of the companies, the distinctive characteristics of each transaction must be considered;

•         the analysis of market prices presents intrinsic problems relating both to the underlying assumption that the market is sufficiently liquid and efficient, and to price volatility. Furthermore, the prices of the companies being analysed could also be influenced by events unrelated to the companies themselves;

•         the analysis of the theoretical value of Georgia’s economic capital and the theoretical implicit price of Georgia shares also takes into account the potential economic, financial and tax benefits that could be generated in the future by the merger of GTECH and Georgia, net of the integration costs to be incurred to conduct this integration; the size and timing of this integration, and the way GTECH management expects it to take place, are subject to integration risks typical of operations of this nature;

•         the Transaction is marked by uncertainties beyond the external macroeconomic environment or future estimates, but which may have a significant impact on economic and financial profile, for example the impact of the withdrawal rights.

8.                                      Opinion

Based on the work we have performed for the sole purpose of preparing this independent Expert’s Report in accordance with the provisions of the UK Regulations and the Italian Regulations, and having due regard to a) the information provided to us by the merging companies and obtained from public sources as set out in Section 3 and Appendix A; and b) to the valuation difficulties highlighted in Section 7, in our opinion:

•         the valuation methods used to arrive at the proposed share exchange ratio are reasonable in the circumstances of the proposed merger;

•         in arriving at the agreed share exchange ratio, the Boards of Georgia and GTECH placed equal emphasis on the discounted cash flow, trading multiples and comparison of net asset techniques; and

•         the proposed share exchange ratio, being 1 Georgia Share for each existing GTECH Share, is reasonable.

/s/ Grant Thornton UK LLP

Grant Thornton UK LLP

30 Finsbury Square

London EC2P 2YU

Important notice to U.S. investors

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Merger described herein relates to the securities of a non-US company.  The Merger is subject to disclosure and procedural requirements of the United Kingdom and Italy, which are different to those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which may not be comparable to the financial statements of United States companies.

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It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Georgia and GTECH are located in the United Kingdom and Italy respectively, and some or all of their officers and directors may be residents of the United Kingdom, Italy or other non-US countries.  You may not be able to sue a non-US company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.  It may be difficult to compel a non-US company and its affiliates to subject themselves to a U.S. court’s judgement.

Important Notice to Georgia and GTECH shareholders

This Report has been prepared on the instruction of Georgia and GTECH in accordance with the UK Regulations and the Italian Regulations to enable GTECH and Georgia to satisfy the pre-merger requirements and formalities for the proposed cross-border merger.  This Report should not be relied on by any other persons (including, but not limited to the respective shareholders, employees or employee representatives of  Georgia and GTECH), should not be used for any other purpose and should not be considered as investment advice of any kind whatsoever to Georgia and GTECH or their respective shareholders, whether current or in the future.  If any persons choose to rely in any way on the Report, they do so entirely at their own risk as this firm accepts no responsibility to them.  Save for any responsibility owed to Georgia and GTECH under Companies (Cross-border Mergers) regulations 2007/2974, as amended and under the Italian Legislative Decree of 30 May 2008, No. 108, as amended both implementing the European Cross-Border Mergers Directive (Directive 2005/56/EC) to prepare the Report and to make it available for inspection by the members of Georgia and GTECH (on a non-reliance basis), and to permit reference to it in the circulars and other merger-related documentation to be provided to the members of Georgia and GTECH (on a non-reliance basis), to the fullest extent permitted by law we do not assume any responsibility and do not accept any liability to any person for any loss suffered by them as a  result of, arising out of, or in connection with this Report.

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Appendix A

Appendix A: Sources of information

Document name	Description

Board
1.1 - Verbale cda 20 02 2014 ENG	Board minutes (February 2014)
1.1 - Verbale CdA marzo 2014 ENG	Board minutes (March 2014)
Verbale primo cda 8 maggio eng	Board minutes (May 2014)
verbale 8 maggio 2014 eng	Board minutes (May 2014)
Minutes of the BoD meeting of May 23 2014	Board minutes (May 2014)
Minutes of the meeting of June 16, 2014	Board minutes (June 2014)
verbale_CdA_30_giugno_ENG	Board minutes (June 2014)
Verbale 13 luglio 2014 ENG	Board minutes (July 2014)
Cleopatra - Presentation to the Board vF	Deck presentation to the Board, 16 June 2014
20140630 Board Paper vF	Deck presentation to the Board, 30 June 2014
140713 Board Presentation vFinal2	Deck presentation to the Board, 14 July 2014

Broker notes
140114_Gtech SocGen TP Euro 30	Societe Generale broker notes
2013 0110 Cheuvreux BUY TP22.5	Cheuvreux broker notes
2013 0704 Nomura Buy TP 28.8	Nomura broker notes
2013 0807 Citi Buy TP 25.5	Citi Group broker notes
2013 1030 CS Sell 20	Credit Suisse broker notes
2014 0109 Cheuvreux Buy TP 26.5	Cheuvreux broker notes
2014 0305 Mediobanca Buy TP E26.7	Mediobanca Securities
2014 0403 Bancalmi_Buy_28.1	Banca IMI broker notes
2014 0409 Exane Buy 25	Exane BNP Paribas broker notes
2014 0430 MS Neutral EUR 23	Morgan Stanley broker notes
2014 0513 Equita Hold 23	Equita broker notes
2014 0616 Citi Buy 25.5	Citi Group broker notes
2014 0707 Equita Hold 22	Equita broker notes
2014 0708 Fidentiis BUY 28.6	Fidentiis broker notes
2014 0716 Akros Buy TP 23.6	ESN broker notes
2014 0717 BofA ML Buy 24.2	Bank of America/Merrill Lynch broker notes
2014 0717 Intermonte Neutral 22	Intermonte broker notes
2014 0717 Kepler Cheuvreux Buy TP 23	Kepler Cheuvreux broker notes
2014 0717 Natix is Neutral TP20	Natix is broker notes
2014 0717 Nomura Buy TP 29.4	Nomura broker notes
2014 0717 SocGen Neutral 21	Societe Generale broker notes
2014 0721 DB Hold TP 24.50	Deutsche Bank broker notes
2014 0728 Exane Neutral 21.5	Exane BNP Paribas broker notes
2014 0801 DB BUY TP 22	Deutsche Bank broker notes
2014 0818 Morgan Stanley	Morgan Stanley broker notes
2014-0317 Fidentiis_Buy_28.6	Fidentiis broker notes

Financials
2011_Annual_Report	GTech 2011 annual report
2012_Annual_Report	GTech 2012 annual report
2013_Annual_Report	GTech 2013 annual report
CY’13_Rev 11_Final_2013-2018_Georgia_V2	GTECH S.p.A. 5 year income statement, cash flow and balance sheet (forecasts)
Georgia Worldwide Limited Balance Sheet 8.31.2014_signed	Georgia Worldwide Limited 2014 balance sheet (signed)
Net Operating Losses as of Q2 2014	Net operating losses recognised and unrecognised as of Q2 2014
Email “FW: Tax Resident UK - Items 4 & 14”, dated 03 September 2014, from Peter Cardullo	Analysis of the tax implication of becoming a tax resident in the UK
GTECH Interim Report 2014	GTECH interim financial report as at 30 June 2014
July 2014 GTECH SpA Consolidated Balance Sheet	GTECH March, June and July 2014 balance sheets
CY’13_Rev 11_Final_Georgia	Management accounts

External reports
079271-01_07 Cash-Generating Units as of 12-31-13_Financial Report	American Appraisal appraisal report
Detail Step Plan Draft	Memo prepared by the legal advisors to GTECH S.p.A. regarding Project Cleopatra

Other
FX Presentation June, 2014_Final v1	Quarterly foreign exchange meeting update
Email “Re: Information Request - Cleopatra”, dated 2 September 2014, from Vitor Fellows	Foreign exchange management and trapped cash comments
Email “Re: Information Request - Cleopatra”, dated 2 September 2014, from Chris Popadic	Share option details
GTECH competitors (July 2013)	List of GTECH competitors
GTECH litigation f-4 V2	Details of GTECH litigation
GTECH_PR_sharecapital_070814	GTECH 7 August 2014 share capital announcement
#2313289v45_WLRK_ - Project Cleopatra - Form F-4 (working draft) (9.6)	Draft prospectus, merger
Section 2 - 3 directors report eng draft 100914	Values assigned to determine the exchange ratio
LMDOCS-#172866-v1-GTECH_DIRECTORS_REPORT_ENG_draft_100914_cln_GTK_Acctng	Cross border merger terms report
LMDOCS-#172280-v3-Common_Merger_Plan_(df_10_09_2014)	Cross border merger terms report
LMDOCS-#173599-v1-Common_Merger_Plan_(df18_09_2014)	Cross border merger terms report
LMDOCS-#173833-v1-GTECH_DIRECTORS_REPORT_ENG_draft_180914	Cross border merger terms report
Q2_2014 Org Chart_item1	GTECH group structure
Regulatory Position for Key Markets	Details of GTECH regulatory position in key gaming markets
Share_Exchange_Ratio_Report_Requests_FP&A	Share exchange ratio report - September 2014
Shares outstanding at June 30, 2014	Calculation of outstanding shares as at 30 June 2014

Annex 5

CREDIT SUISSE SECURITIES (EUROPE) LIMITED
One Cabot Square	Phone +44 (0)20 7888 8888
London El4 4QJ	Fax +44 (0)20 7888 1600
www.credit-suisse.com

July 15, 2014

Board of Directors

GTECH S.p.A.

Viale del Campo Boario 56/D

00154 Roma

Italy

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of ordinary shares, par value €1.00 per share (the “GTECH Shares”), of GTECH S.p.A., a joint stock company organized under the laws of Italy (“GTECH”) (such holders, the “Shareholders”), of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among GTECH, GTECH Corporation, a Delaware corporation, Georgia Worldwide Limited, a private limited company organized under the laws of England and Wales (“Holdco”), Georgia Worldwide Corporation, a Nevada corporation and a wholly-owned subsidiary of Holdco (“Sub”), and International Game Technology, a Nevada corporation (“IGT”). The Merger Agreement provides for, among other things, (i) the merger of GTECH with and into Holdco (the “Holdco Merger”), pursuant to which the separate existence of GTECH will cease and Holdco will continue as the surviving company, and each outstanding GTECH Share, other than any Excluded GTECH Shares (as defined in the Merger Agreement), will be converted into the right to receive one ordinary share (a “Holdco Share”), of Holdco (the “Exchange Ratio”); and (ii) the subsequent merger of Sub with and into IGT (the “IGT Merger” and, together with the Holdco Merger, the “Transaction”), pursuant to which the separate existence of Sub will cease and IGT will continue as the surviving company and a wholly-owned subsidiary of Holdco, and each outstanding share of common stock, par value $0.00015625 per share (an “IGT Share”), of IGT, other than Company Excluded Shares (as defined in the Merger Agreement) will be converted into the right to receive the Company Merger Consideration (as defined in the Merger Agreement).

In arriving at our opinion, we have reviewed a draft of the Merger Agreement dated July 15, 2014, a draft of the related GTECH Disclosure Letter, dated July 15, 2014, a draft of the related IGT

Disclosure Letter, dated July 15, 2014, a draft of the related Support Agreement, dated July 12, 2014, to be entered into among IGT and the individuals and other parties listed on Schedule A to such agreement and a draft of the related Voting Agreement, dated July 12, 2014, to be entered into among IGT and the individuals and other parties listed on Schedule A to such agreement, as well as certain publicly available business and financial information relating to GTECH and IGT. We have also reviewed certain other information relating to GTECH and IGT, including financial forecasts for GTECH and IGT based on the business plans prepared by and provided to us by GTECH, and have met with GTECH’s and IGT’s management to discuss the business and prospects of GTECH and IGT, respectively.

We have also considered certain financial and stock market data of GTECH and IGT, and we have compared that data with similar data for other publicly held companies in businesses which we deemed similar to those of GTECH and IGT, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. Without limitation to the foregoing, with respect to the financial forecasts for GTECH and IGT referred to above, the management of GTECH have advised us, and we have assumed with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of GTECH’s management as to the future financial performance of GTECH and IGT, respectively, and we express no opinion with respect to such forecasts or the assumptions on which they are based. With respect to the estimates provided to us by the management of GTECH with respect to the cost savings and synergies, including revenue synergies and tax benefits, anticipated to result from the Transaction, we have been advised by the management of GTECH, and we have assumed with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of GTECH as to such cost savings and synergies and will be realized in the amounts and the times indicated thereby. In addition, we have assumed, with your consent, that in the course of obtaining necessary regulatory or third party consents, approvals or agreements in connection with the Transaction,

2

no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on GTECH, IGT or the contemplated benefits of the Transaction, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein. Representatives of GTECH have advised us, and we have also assumed, with your consent, that the terms of the Merger Agreement, when signed, will conform in all material respects to the terms reflected in the draft Merger Agreement reviewed by us. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of GTECH or IGT, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the Shareholders of the Exchange Ratio (after giving effect to the aggregate Company Merger Consideration to be paid to holders of IGT Shares in the IGT Merger) and does not address any other aspect or effect of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the form or structure of the Transaction or any other aspect relating to any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Our opinion is necessarily based upon information made available to us on the date hereof and upon financial, economic, regulatory (including tax), market and other conditions as they exist and can be evaluated on the date hereof. We understand that the Holdco Shares will be listed and traded solely on the New York Stock Exchange. We are not expressing any opinion as to what the value of the Holdco Shares actually will be when issued to the Shareholders pursuant to the Transaction or the prices at which such Holdco Shares will trade subsequent to the Transaction, nor are we expressing any opinion as to the prices at which GTECH Shares or IGT Shares will trade at any time. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to GTECH, nor does it address the underlying business decision of GTECH to proceed with the Transaction.

We have acted as financial advisor to GTECH in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon approval of the

3

Transaction by the Shareholders and a fee for rendering this opinion. In addition, we will receive fees for structuring, arranging and providing financing for the Transaction. Furthermore, GTECH has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided, are currently providing and in the future we and our affiliates may provide, investment banking and other financial services to GTECH and IGT, for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities and we also provide investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of GTECH, IGT and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of GTECH in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio, after giving effect to the aggregate Company Merger Consideration to be paid to holders of IGT Shares in the IGT Merger, is fair, from a financial point of view, to the Shareholders.

Yours faithfully,

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By:	/s/ Giuseppe Monarchi

By:	/s/ Laurence van Lancker

4

CREDIT SUISSE SECURITIES (EUROPE) LIMITED
One Cabot Square	Phone +44 (0)20 7888 8888
London El4 4QJ	Fax +44 (0)20 7888 1600
www.credit-suisse.com

October 01, 2014

Board of Directors

GTECH S.p.A.

Viale del Campo Boario 56/D

00154 Roma

Italy

Members of the Board:

With reference to our fairness opinion dated 15 July 2014 provided pursuant to our engagement letter dated 23 June 2014 (the “Fairness Opinion”), we hereby confirm, on the basis of:

a)                                     the same criteria upon which the Fairness Opinion was given, and

b)                                     the same premises, qualifications and assumptions set out therein, including, without limitation, (i) your confirmation, and our assumption, that (x) the financial forecasts for GTECH and IGT and (y) the estimates provided to us by the management of GTECH with respect to the cost savings and synergies anticipated to result from the Transaction, have not changed, in either case, since 15 July 2014, and (ii) your further confirmation that no event or circumstance has occurred or arisen since 15 July 2014 which could have a material impact or adverse effect on GTECH, IGT or the contemplated benefits of the Transaction, that, as of the date hereof, nothing has come to our attention which would cause us to alter our opinion that the Exchange Ratio, after giving effect to the aggregate Company Merger Consideration to be paid to holders of IGT Shares in the IGT Merger, is fair, from a financial point of view, to the Shareholders (as such capitalised terms are defined in the Fairness Opinion).

Registered Office as above

Registered in England No. 891554

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

VAT No: GB 447 0737 41

Yours faithfully,

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

By:	/s/ Giuseppe Monarchi

By:	/s/ Laurence van Lancker

2

Cautionary Statement Regarding Forward-Looking Statements

This Information Document contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent

GTECH S.p.A.

Corporate Communications

T: (401) 392 7452

Simone Cantagallo

GTECH S.p.A.

Media Communications

T. (+39) 06 51899030